As filed with the Securities and Exchange Commission on July 23, 2021

Registration No. 333-254597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________

AMENDMENT NO. 3
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

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ALPHA HEALTHCARE ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

____________________________________

Delaware	6770	85-1763759
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Telephone: (646) 494-3296

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

____________________________________

Rajiv Shukla
Chairman and Chief Executive Officer
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
(646) 494-3296
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________

Copies to:

Laurie A. Burlingame Michael R. Patrone Jocelyn M. Arel Thomas S. Levato Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 (212) 813-8800	Kerry S. Burke Michael Riella Covington & Burling LLP One City Center 850 10th Street, N.W. Washington, D.C. 20001-4956 (202) 662-6000	Jack Bodner Brian K. Rosenzweig Covington & Burling LLP The New York Times Building 620 8th Avenue New York, N.Y. 10018 (212) 841-1000

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price	Amount of registration fee(4)(5)
Class A Common Stock, par value $0.0001	95,000,000	$10.69	$1,015,550,000.00	$110,796.51

____________

(1)      The number of shares of Class A Common Stock of Alpha Healthcare Acquisition Corp. (“AHAC”) being registered represents the estimated maximum number of shares of Class A Common Stock to be issued in connection with the proposed business combination described herein.

(2)      Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)      Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A Common Stock on March 19, 2021. This calculation is in accordance with Rule 457(f)(1) of the Securities Act of 1933, as amended.

(4)      Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

(5)      Registration fee previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus does not constitute an offer to sell or a solicitation of offers to buy these securities in any jurisdiction in which such offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED JULY 23, 2021

PROXY STATEMENT FOR SPECIAL MEETING OF

ALPHA HEALTHCARE ACQUISITION CORP.

PROSPECTUS FOR 95,000,000 SHARES OF CLASS A COMMON STOCK

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All of the members of the board of directors of Alpha Healthcare Acquisition Corp., a Delaware corporation (“AHAC”), voting on the transaction approved the Business Combination Agreement, dated as of February 17, 2021 (as amended from time to time, the “Business Combination Agreement”), by and among AHAC, Hunter Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AHAC (“Merger Sub”), and Humacyte, Inc. (“Humacyte”), pursuant to which Merger Sub will merge with and into Humacyte, with Humacyte surviving as a wholly owned subsidiary of AHAC (the “Business Combination”). In connection with the consummation of the Business Combination, AHAC will change its corporate name to “Humacyte, Inc.” In this proxy statement/prospectus, when we refer to “Humacyte” we mean Humacyte, Inc. prior to the consummation of the Business Combination, and when we refer to “New Humacyte” or the “Combined Company” we mean Alpha Healthcare Acquisition Corp., under its new corporate name after the consummation of the Business Combination.

At the effective time of the Business Combination (the “Effective Time”), (i) each outstanding share of Humacyte common stock will be cancelled and converted into the right to receive a number of shares of common stock of New Humacyte (the “New Humacyte common stock”) equal to the Exchange Ratio (as defined in this proxy statement/prospectus); (ii) each outstanding share of Humacyte preferred stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to (A) the aggregate number of shares of Humacyte common stock that would be issued upon conversion of the shares of Humacyte preferred stock based on the applicable conversion ratio immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio; and (iii) each outstanding Humacyte option or warrant will be converted into an option or warrant, as applicable, to purchase a number of shares of New Humacyte common stock equal to (A) the number of shares of Humacyte common stock subject to such option or warrant multiplied by (B) the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio; in each case, rounded down to the nearest whole share. Holders of shares of Humacyte common stock and Humacyte preferred stock also will be eligible to receive up to an aggregate of 15,000,000 shares of New Humacyte common stock based on the share price performance of the New Humacyte common stock. See the section titled “Proposal 1: The Business Combination Proposal.” Based on an assumed closing date of August 26, 2021 for the Business Combination, the Exchange Ratio is approximately 0.26260. Based on this Exchange Ratio, the total number of shares of New Humacyte common stock expected to be issued in connection with the Business Combination (not including shares that will be issuable as consideration or upon exercise of outstanding stock options) is approximately 75,579,776 shares, and these shares are expected to represent approximately 71.3% and 78.8% of the issued and outstanding shares of New Humacyte common stock immediately following the closing of the PIPE Investment (as defined in this proxy statement/prospectus) and the Business Combination, assuming no redemptions occur and maximum redemptions occur, respectively.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented for approval by AHAC’s stockholders at the special meeting of stockholders of AHAC (the “Special Meeting”) scheduled to be held on August 24, 2021, in virtual format.

AHAC’s units, Class A Common Stock and warrants are currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols AHACU, AHAC and AHACW, respectively. Each unit consists of one share of Class A Common Stock and one-half of one warrant. AHAC intends to apply to continue the listing of the shares of New Humacyte common stock and warrants effective upon the consummation of the Business Combination on Nasdaq under the proposed symbols “HUMA” and “HUMAW,” respectively. AHAC will not have units traded on Nasdaq following consummation of the Business Combination. It is a condition of the consummation of the Business Combination that the New Humacyte common stock is approved for listing on Nasdaq (subject only to official notice of issuance thereof and initial listing requirements), but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition set forth in the Business Combination Agreement is waived by the parties to that agreement.

AHAC is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and has elected to comply with certain reduced public company reporting requirements.

This proxy statement/prospectus incorporates by reference important business and financial information about AHAC from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus and other filings of AHAC with the Securities and Exchange Commission (the “SEC”) by visiting its website at www.sec.gov or requesting them in writing or by telephone from AHAC at the following address:

1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Telephone: (646) 494-3296

You will not be charged for any of these documents that you request. Stockholders requesting documents should do so by August 17, 2021 (five business days prior to the date of the Special Meeting) in order to receive them before the Special Meeting.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. We urge you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 25 of this proxy statement/prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the transactions described in this proxy statement/prospectus or the securities referenced herein, passed upon the merits or fairness of the Business Combination or related transactions, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus is dated July       , 2021 and is first being mailed to stockholders of AHAC on or about August 6, 2021.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF ALPHA HEALTHCARE ACQUISITION CORP.

To Be Held On August 24, 2021

To the Stockholders of Alpha Healthcare Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of Alpha Healthcare Acquisition Corp., a Delaware corporation (“AHAC,” “we,” “our” or “us”), will be held on August 24, 2021, at 10:00 A.M. Eastern time, via live webcast at the following address: https://www.cstproxy.com/alphahealthcareacquisition/sm2021. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. AHAC recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person. You are cordially invited to attend the Special Meeting to consider the following proposals (the “Proposals”):

1.      to (a) adopt and approve the Business Combination Agreement, dated as of February 17, 2021 (the “Business Combination Agreement”), among AHAC, Hunter Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AHAC (“Merger Sub”), and Humacyte, Inc., a Delaware corporation (“Humacyte”), pursuant to which Merger Sub will merge with and into Humacyte, with Humacyte surviving the merger as a wholly-owned subsidiary of AHAC (the “Combined Company”) and (b) approve such merger and the other transactions contemplated by the Business Combination Agreement (the “Business Combination”). Subject to the terms and conditions set forth in the Business Combination Agreement, at the effective time of the Business Combination (the “Effective Time”):

(i)     each outstanding share of Humacyte common stock will be cancelled and converted into the right to receive a number of shares of common stock of New Humacyte (the “New Humacyte common stock”) equal to the Exchange Ratio (as defined in the accompanying proxy statement/prospectus);

(ii)    each outstanding share of Humacyte preferred stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to (A) the aggregate number of shares of Humacyte common stock that would be issued upon conversion of the shares of Humacyte preferred stock based on the applicable conversion ratio immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (as defined in the Business Combination Agreement);

(iii)   each outstanding Humacyte option or warrant will be converted into an option or warrant, as applicable, to purchase a number of shares of New Humacyte common stock equal to (A) the number of shares of Humacyte common stock subject to such option or warrant multiplied by (B) the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio; in each case, rounded down to the nearest whole share; and

(iv)   holders of shares of Humacyte common stock and Humacyte preferred stock also will be eligible to receive up to an aggregate of 15,000,000 shares of New Humacyte common stock based on the share price performance of the New Humacyte common stock.

We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A;

2.      to approve, assuming the Business Combination Proposal is approved and adopted, a proposed second amended and restated certificate of incorporation (the “Proposed Charter,” a copy of which is attached to the accompanying proxy statement/prospectus as Annex C), which will amend and restate AHAC’s current Amended and Restated Certificate of Incorporation (the “Current Charter”), and which Proposed Charter will be in effect upon the closing (the “Closing”) of the Business Combination (the “Charter Amendment Proposal”);

3.      to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented pursuant to guidance of the Securities and Exchange Commission as seven separate sub-proposals (the “Advisory Charter Amendment Proposals”):

(a)     Advisory Charter Proposal A — to change the corporate name of the Combined Company to “Humacyte, Inc.”;

(b)    Advisory Charter Proposal B — to increase the authorized shares of common stock of AHAC to 250,000,000 shares;

(c)     Advisory Charter Proposal C — to increase the authorized shares of “blank check” preferred stock that the Combined Company’s board of directors could issue to 20,000,000 shares;

(d)    Advisory Charter Proposal D — to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 ⅔% of the Combined Company’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

(e)     Advisory Charter Proposal E — to provide that certain amendments to provisions of the Proposed Charter will require the approval of at least 66 ⅔% of the Combined Company’s then-outstanding shares of capital stock entitled to vote on such amendment;

(f)     Advisory Charter Proposal F — to make the Combined Company’s corporate existence perpetual instead of requiring AHAC to be dissolved and liquidated 24 months following the closing of AHAC’s initial public offering (the “Initial Public Offering”), and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition companies; and

(g)    Advisory Charter Proposal G — to remove the provision that allows stockholders to act by written consent as opposed to holding a stockholders meeting;

4.      to approve, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with the applicable provisions of Nasdaq Stock Exchange Listing Rule 5635 (the “Nasdaq Listing Rule”), (a) the issuance of up to 95,000,000 shares of New Humacyte common stock in connection with the Business Combination, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus, and (b) the issuance of an aggregate of 17,500,000 shares of AHAC Class A Common Stock in a private placement (the “PIPE Investment”) concurrent with the Business Combination (the “Nasdaq Stock Issuance Proposal”);

5.      to approve, assuming the Business Combination Proposal is approved and adopted, the appointment of eleven directors who, upon consummation of the Business Combination, will become directors of the Combined Company (the “Director Election Proposal”);

6.      to approve, assuming the Business Combination Proposal is approved and adopted, the Humacyte, Inc. 2021 Long-Term Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D, which will become effective as of and contingent on the consummation of the Business Combination (the “Incentive Plan Proposal”);

7.      to approve, assuming the Business Combination Proposal is approved and adopted, the Humacyte, Inc. 2021 Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E, which will become effective as of and contingent on the consummation of the Business Combination (the “ESPP Proposal”); and

8.      to approve a proposal to adjourn the Special Meeting to a later date or dates if it is determined that more time is necessary or appropriate, in the judgment of the board of directors of AHAC or the officer presiding over the Special Meeting, for AHAC to consummate the Business Combination (the “Adjournment Proposal”).

Only holders of record of Class A Common Stock and Class B Common Stock of AHAC (collectively, the “AHAC Common Stock”) at the close of business on July 21, 2021 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of AHAC stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of AHAC for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

Pursuant to the Current Charter, AHAC is providing its public stockholders (“Public Stockholders”) with the opportunity to redeem, upon the Closing, the shares of Class A Common Stock (the “Public Shares”) issued in the Initial Public Offering then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account (the “Trust Account”) that holds the proceeds (including interest but less franchise and income taxes payable) of the Initial Public Offering. For illustrative purposes, based on funds in the Trust Account of approximately $100,031,770 on the Record Date, the estimated per share redemption price would have been approximately $9.95. Public Stockholders may elect to redeem Public Shares even if they vote for the Business Combination Proposal. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 20% or more of the Public Shares issued in the Initial Public Offering. AHAC’s Sponsor and AHAC’s other initial stockholders have agreed to waive their redemption rights with respect to any shares of AHAC Common Stock they may hold in connection with the Closing, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor and AHAC’s other initial stockholders have agreed to vote any shares of AHAC Common Stock owned by them in favor of the Business Combination Proposal, which represent approximately 21.8% of the voting power of AHAC as of the Record Date. These holders also have agreed to vote their shares in favor of all other Proposals being presented at the Special Meeting.

Pursuant to AHAC’s bylaws, a majority of the shares of AHAC Common Stock entitled to vote, represented at the Special Meeting or by proxy, will constitute a quorum for the transaction of business at the Special Meeting. Under the Delaware General Corporation Law, shares that are voted “abstain” or “withheld” are counted as present for purposes of determining whether a quorum is present at the Special Meeting. Because the Proposals are “non-discretionary” items, your broker will not be able to vote uninstructed shares for any of the Proposals. As a result, if you do not provide voting instructions, a broker “non-vote” will be deemed to have occurred for each of the Proposals. Broker “non-votes” will not be counted as present for purposes of determining whether a quorum is present.

The approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of AHAC Common Stock, voting together as one class. The approval of each of the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the shares of AHAC Common Stock cast by the stockholders represented in person (which would include presence at a virtual meeting) or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class. The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of each of the AHAC Class A Common Stock and AHAC Class B Common Stock, voting separately.

The approval of the Director Election Proposal requires a plurality vote of the shares of AHAC Common Stock represented in person (which would include presence at a virtual meeting) or by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

If the Business Combination Proposal is not approved, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the AHAC stockholders for a vote. The approval of the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the Closing.

As of the Record Date, there was approximately $100,031,770 in the Trust Account. Each redemption of Public Shares by Public Stockholders will decrease the amount in the Trust Account. AHAC will not redeem Public Shares in an amount that would cause it to have net tangible assets of less than $5,000,001.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the Annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call us at (646) 494-3296.

July       , 2021

By Order of the Board of Directors
/s/ Rajiv Shukla
Rajiv Shukla Chief Executive Officer and Chairman of the Board

Page
MARKET AND INDUSTRY DATA	ii
TRADEMARKS	ii
FREQUENTLY USED TERMS	iii
QUESTIONS AND ANSWERS	v
SUMMARY	1
COMPARATIVE PER SHARE DATA	20
FORWARD-LOOKING STATEMENTS	22
RISK FACTORS	25
SPECIAL MEETING OF AHAC STOCKHOLDERS	69
PROPOSAL 1: THE BUSINESS COMBINATION PROPOSAL	74
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	108
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	116
PROPOSAL 2: THE CHARTER AMENDMENT PROPOSAL	129
PROPOSAL 3: THE ADVISORY CHARTER AMENDMENT PROPOSALS	131
PROPOSAL 4: THE NASDAQ PROPOSAL	133
PROPOSAL 5: THE DIRECTOR ELECTION PROPOSAL	135
PROPOSAL 6: THE INCENTIVE PLAN PROPOSAL	136
PROPOSAL 7: THE ESPP PROPOSAL	142
PROPOSAL 8: THE ADJOURNMENT PROPOSAL	146
INFORMATION ABOUT AHAC	147
INFORMATION ABOUT HUMACYTE	168
BENEFICIAL OWNERSHIP	247
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	250
DESCRIPTION OF NEW HUMACYTE’S SECURITIES AFTER THE BUSINESS COMBINATION	256
COMPARISON OF STOCKHOLDERS’ RIGHTS	263
MANAGEMENT OF THE COMBINED COMPANY	272
LEGAL MATTERS	280
EXPERTS	280
STOCKHOLDER COMMUNICATIONS AND DELIVERY OF DOCUMENTS TO STOCKHOLDERS	281
WHERE YOU CAN FIND MORE INFORMATION	281
INDEX TO FINANCIAL STATEMENTS	F-1

Annex A Business Combination Agreement by and among Alpha Healthcare Acquisition Corp., Hunter Merger Sub, Inc. and Humacyte, Inc., dated as of February 17, 2021	A-1
Annex B Opinion of Lake Street Capital Markets, LLC, dated as of February 16, 2021	B-1
Annex C Form of Alpha Healthcare Acquisition Corp. Second Amended and Restated Certificate of Incorporation	C-1
Annex D Humacyte, Inc. 2021 Long-Term Incentive Plan	D-1
Annex E Humacyte, Inc. 2021 Employee Stock Purchase Plan	E-1

i

MARKET AND INDUSTRY DATA

Certain information contained in this document relates to or is based on studies, publications, surveys and other data obtained from third-party sources and AHAC’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this proxy statement/prospectus, we have not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

FREQUENTLY USED TERMS

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires, references to:

“2021 Plan” means the Humacyte, Inc. 2021 Long-Term Incentive Plan, approved by the Board of AHAC, effective as of and contingent on the consummation of the Business Combination.

“AHAC” means Alpha Healthcare Acquisition Corp., a Delaware corporation.

“AHAC Common Stock” means the Class A Common Stock and Class B Common Stock of AHAC.

“AHAC’s initial stockholders” means the Sponsor and the independent directors of AHAC.

“Board” means AHAC’s board of directors.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of February 17, 2021, by and among AHAC, Merger Sub and Humacyte, as amended from time to time.

“Business Combination Consideration” means the consideration to be paid to holders of Humacyte common stock, Humacyte preferred stock, Humacyte options and Humacyte warrants upon the closing of the Business Combination pursuant to the Business Combination Agreement.

“Class A Common Stock” means the Class A Common Stock of AHAC.

“Class B Common Stock” means the Class B Common Stock of AHAC, which is convertible into shares of Class A Common Stock on a one-for-one basis.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” means AHAC subsequent to the Business Combination (also referred to herein as “New Humacyte”).

“Concurrent Private Placement” means the private placement of Units of AHAC, which was consummated simultaneously with the Initial Public Offering. The shares of Class A Common Stock included within such Units are referred to herein as “Private Placement Shares.”

“Continental” means Continental Stock Transfer & Trust Company, transfer agent for AHAC.

“Contingent Consideration” means the aggregate of 15,000,000 shares of New Humacyte common stock that holders of shares of Humacyte common stock and Humacyte preferred stock will be eligible to receive based on the share price performance of New Humacyte common stock.

“Current Charter” means AHAC’s amended and restated certificate of incorporation.

“DGCL” means the Delaware General Corporation Law, as amended.

“Dollars” or “$” means U.S. dollars.

“Effective Time” means the effective time of the Business Combination.

“ESPP” means the Humacyte, Inc. 2021 Employee Stock Purchase Plan, approved by the Board of AHAC, effective as of and contingent on the consummation of the Business Combination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” shall have the meaning given to such term in the Business Combination Agreement.

“Founder Shares” mean the shares of Class B Common Stock initially purchased by the Sponsor, and the shares of Class A Common Stock issuable upon conversion thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Humacyte” means Humacyte, Inc., a Delaware corporation.

“Humacyte common stock” means the common stock, par value $0.001 per share, of Humacyte.

“Humacyte options” means options to purchase Humacyte common stock, whether vested or unvested.

“Humacyte preferred stock” means the preferred stock, par value $0.001 per share, of Humacyte designated as Series A redeemable convertible preferred stock (“Series A preferred”), Series B redeemable convertible preferred stock (“Series B preferred”), Series C redeemable convertible preferred stock (“Series C preferred”) and Series D redeemable convertible preferred stock (“Series D preferred”).

“Humacyte warrants” means warrants to purchase Humacyte common stock.

“Initial Public Offering” means the initial public offering of AHAC, which closed on September 22, 2020.

“Investor Rights and Lock-up Agreement” means the investor rights and lock-up agreement into which AHAC, certain of the Humacyte stockholders and certain of the AHAC stockholders will enter at the Effective Time.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Lake Street” means Lake Street Capital Markets, LLC, AHAC’s financial advisor in connection with the Business Combination.

“Merger Sub” means Hunter Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AHAC.

“Nasdaq” means The Nasdaq Capital Market.

“New Humacyte” refers the Combined Company following the consummation of the Business Combination.

“New Humacyte Board” means the board of directors of New Humacyte.

“New Humacyte common stock” means the common stock, par value $0.0001 per share, of New Humacyte.

“PIPE Investment” means the private placement of an aggregate of 17,500,000 shares of Class A Common Stock with the PIPE Investors pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, for a purchase price of $10.00 per share to AHAC in an aggregate amount of $175 million, pursuant to Subscription Agreements with the PIPE Investors.

“PIPE Investors” means those investors participating in the PIPE Investment.

“Proposals” means each of the Proposals to be considered for approval at the Special Meeting.

“Proposed Charter” means the second amended and restated certificate of incorporation of AHAC, attached to this proxy statement/prospectus as Annex C.

“Public Shares” means the shares of Class A Common Stock issued in the Initial Public Offering.

“Public Stockholders” means holders of Class A Common Stock.

“Record Date” means July 21, 2021.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Meeting” means the special meeting of stockholders of AHAC, scheduled to be held on August 24 2021 at 10:00 A.M.

“Sponsor” means AHAC Sponsor LLC, a Delaware limited liability company.

“Trust Account” means the trust account maintained by Continental, acting as trustee, established for the benefit of holders of Class A Common Stock in connection with the Initial Public Offering.

“Units” mean units of AHAC consisting of one share of Class A Common Stock and one-half of one Warrant.

“Warrants” means warrants to purchase Class A Common Stock.

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Special Meeting and the Proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to AHAC stockholders. AHAC stockholders are urged to read this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:     What is the Business Combination?

A:     AHAC, Merger Sub, and Humacyte have entered into the Business Combination Agreement, pursuant to which Merger Sub will merge with and into Humacyte, with Humacyte surviving the Business Combination as a wholly owned subsidiary of AHAC.

Q:     Why am I receiving this proxy statement/prospectus?

A:     AHAC and Humacyte have agreed to a Business Combination under the terms of the Business Combination Agreement that is described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, and AHAC encourages its stockholders to read it in its entirety. AHAC’s stockholders are being asked to consider and vote upon a proposal to approve the Business Combination Agreement, which, among other things, provides for the Business Combination whereby Merger Sub will merge with and into Humacyte, with Humacyte surviving as a wholly owned subsidiary of AHAC. See the section entitled “Proposal 1: The Business Combination Proposal.”

This document is a proxy statement because the Board is soliciting proxies using this proxy statement/prospectus from its stockholders. It is a prospectus because AHAC, in connection with the Business Combination, is offering shares of New Humacyte common stock in exchange for the outstanding shares of Humacyte common stock and Humacyte preferred stock. See the section entitled “Proposal 1: The Business Combination Proposal.”

Q:     What will Humacyte stockholders and holders of Humacyte options and Humacyte warrants receive in the Business Combination?

A:     If the Business Combination is completed:

•        Each outstanding share of Humacyte common stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to the Exchange Ratio (rounded down to the nearest whole share).

•        Each outstanding share of Humacyte preferred stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to (A) the aggregate number of shares of Humacyte common stock that would be issued upon conversion of the shares of Humacyte preferred stock based on the applicable conversion ratio immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (rounded down to the nearest whole share).

•        Each outstanding Humacyte option or Humacyte warrant will be converted into an option or warrant, as applicable, to purchase a number of shares of New Humacyte common stock equal to (A) the number of shares of Humacyte common stock subject to such option or warrant multiplied by (B) the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio (rounded down to the nearest whole share). Each option and warrant to purchase shares of New Humacyte common stock will otherwise be subject to the same terms as the Humacyte option and Humacyte warrants, as applicable, prior to such conversion.

The consideration described in the foregoing bullets is referred to collectively as the “Business Combination Consideration.” Based on the number of shares of Humacyte common stock and Humacyte preferred stock outstanding and the number of shares of Humacyte common stock underlying outstanding Humacyte options

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and Humacyte warrants, in each case as of the Record Date, the total number of shares of New Humacyte common stock expected to be issued as Business Combination Consideration is approximately 80,000,000 shares. Holders of shares of Humacyte common stock and Humacyte preferred stock also will be eligible to receive the Contingent Consideration of up to an aggregate of 15,000,000 shares of New Humacyte common stock based on the share price performance of the New Humacyte common stock or upon the occurrence of a change in control. See the section titled “Proposal 1: The Business Combination Proposal — Structure of the Business Combination.”

Q:     When do you expect the Business Combination to be completed?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, which is set for August 24, 2021; however, the Special Meeting could be adjourned, as described herein. AHAC cannot assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of AHAC and Humacyte could result in the Business Combination being completed at a different time or not at all. AHAC must first obtain the approval of its stockholders for certain of the Proposals set forth in this proxy statement/prospectus.

Q:     What happens if the Business Combination is not consummated?

A:     If AHAC does not complete the Business Combination with Humacyte, for whatever reason, AHAC will search for another target business with which to complete a business combination. If AHAC does not complete the Business Combination with Humacyte or another business combination by September 22, 2022 (or such later date as may be approved by AHAC stockholders in an amendment to its Current Charter), AHAC must redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to AHAC to pay its taxes (less up to $100,000 of such interest to pay dissolution expenses), divided by the number of then outstanding shares of Class A Common Stock. The Sponsor and AHAC’s officers and directors have waived their redemption rights with respect to their Founder Shares in the event a business combination is not effected by AHAC in the required time period, and, accordingly, the Founder Shares held by them will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to the outstanding Warrants. Accordingly, the Warrants will expire worthless.

Q:     Did the Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     Yes, the Board obtained a fairness opinion from Lake Street in connection with its determination to approve the Business Combination. See “Proposal 1: The Business Combination Proposal — Opinion of AHAC’s Financial Advisor” for further information regarding this opinion.

QUESTIONS AND ANSWERS ABOUT AHAC’S SPECIAL MEETING

Q:     How do I attend a virtual meeting?

A:     As a registered stockholder, along with this proxy statement/prospectus, you received a proxy card from Continental, AHAC’s transfer agent, which contains instructions on how to attend the virtual Special Meeting, including the URL address and your control number. You will need your control number for access. If you do not have your control number, contact Continental at (917) 262-2373, or email Continental at proxy@continentalstock.com.

You can pre-register to attend the virtual Special Meeting starting on August 17, 2021 (five business days prior to the meeting). Enter the following URL address into your browser (https://www.cstproxy.com/alphahealthcareacquisition/sm2021), then enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the Special Meeting, you will need to re-login using the same control number and, if you want to vote during the meeting, you will be prompted to enter your control number again.

Beneficial owners who own their Class A Common Stock through a bank, broker or other nominee will need to contact Continental to receive a control number. If you plan to vote at the Special Meeting, you will need to have a legal proxy from your broker, bank or other nominee or, if you would like to join and not vote, Continental can issue you a guest control number with proof of ownership. Either way you must contact Continental at the number or email address above for specific instructions on how to receive the control number. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the Special Meeting by dialing 1-877-770-3647 (toll-free, within the U.S. and Canada) or 1-312-780-0854 (with toll, outside the U.S. or Canada) and when prompted, enter the pin 38336636#. This method supports listening only, so you will not be able to vote or enter questions during the Special Meeting.

Q:     Are there any other matters being presented to AHAC stockholders at the meeting?

A:     In addition to voting on the Business Combination Proposal, assuming it is approved and adopted, the stockholders of AHAC will vote on the following:

1.      To approve the Proposed Charter, which will amend and restate the Current Charter, which Proposed Charter will be in effect upon the Closing. See the section entitled “Proposal 2: The Charter Amendment Proposal.” A copy of the Proposed Charter is attached to this proxy statement/prospectus as Annex C.

2.      Separate Proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter: (i) to change the corporate name of the Combined Company to “Humacyte, Inc.”; (ii) to increase the authorized shares of AHAC Common Stock to 250,000,000 shares; (iii) to increase the authorized shares of “blank check” preferred stock that the Combined Company’s board of directors could issue to 20,000,000 shares; (iv) to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 ⅔% of the Combined Company’s then-outstanding shares of capital stock entitled to vote generally in the election of directors; (v) to provide that certain amendments to provisions of the Proposed Charter will require the approval of at least 66 ⅔% of the Combined Company’s then-outstanding shares of capital stock entitled to vote on such amendment; (vi) to make the Combined Company’s corporate existence perpetual instead of requiring AHAC to dissolve and liquidate 24 months following the closing of its Initial Public Offering and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition corporations; and (vii) to remove the provision that allows stockholders to act by written consent as opposed to holding a stockholders meeting (together, the “Advisory Charter Amendment Proposals”). See the section entitled “Proposal 3: The Advisory Charter Amendment Proposals.”

3.      To approve the issuance of up to 95,000,000 shares of New Humacyte common stock in connection with the Business Combination and the issuance of an aggregate of 17,500,000 shares of Class A Common Stock to the PIPE Investors pursuant to Subscription Agreements in order to comply with applicable Nasdaq Listing Standards. See the section entitled “Proposal 4: The Nasdaq Stock Issuance Proposal.”

4.      To approve the appointment of eleven directors who, upon consummation of the Business Combination, will become the directors of the Combined Company. See the section entitled “Proposal 5: The Director Election Proposal.”

5.      To approve the 2021 Plan. See the section entitled “Proposal 6: The Incentive Plan Proposal.” A copy of the 2021 Plan is attached to this proxy statement/prospectus as Annex D.

6.      To approve the ESPP. See the section entitled “Proposal 7: The ESPP Proposal.” A copy of the ESPP is attached to this proxy statement/prospectus as Annex E.

7.      To adjourn the Special Meeting to a later date or dates if it is determined that more time is necessary or appropriate, in the judgment of the Board or the officer presiding over the Special Meeting, for AHAC to consummate the Business Combination (including to solicit additional votes in favor of any of the foregoing Proposals). See the section entitled “Proposal 8: The Adjournment Proposal.”

AHAC will hold the Special Meeting to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. Stockholders should read it carefully.

Consummation of the Business Combination is conditioned on approval of the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal (and each such Proposal is cross-conditioned on the approval of such other Proposals). If any of these Proposals is not approved, the other Proposals will not be presented to stockholders for a vote.

The vote of stockholders is important. AHAC stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:     I am an AHAC Warrant holder. Why am I receiving this proxy statement/prospectus?

A:     After the consummation of the Business Combination, the holders of the Warrants will be entitled to purchase New Humacyte common stock at a purchase price of $11.50 per share beginning 30 days after the Closing. This proxy statement/prospectus includes important information about AHAC and the business of New Humacyte following the Closing. Because holders of Warrants will be entitled to purchase New Humacyte common stock 30 days after the Closing, we urge you to read the information contained in this proxy statement/prospectus carefully.

Q:     What will happen to AHAC’s securities upon consummation of the Business Combination?

A:     AHAC’s Units, Class A Common Stock and Warrants are currently listed on Nasdaq under the symbols AHACU, AHAC and AHACW, respectively. Upon the Closing, the Combined Company will have one class of common stock — referred to herein as New Humacyte common stock — which will be listed on Nasdaq under the symbol HUMA, and its warrants will be listed on Nasdaq under the symbol HUMAW. AHAC will not have Units traded on Nasdaq following the Closing, and its Units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. Public Stockholders who do not elect to have their Public Shares redeemed for a pro rata share of the Trust Account need not submit Public Shares, and such shares of stock (which will be New Humacyte common stock upon the Closing) will remain outstanding. Each outstanding Warrant will entitle the holder to purchase shares of New Humacyte common stock beginning 30 days after the Closing. Each outstanding share of Class B Common Stock, by its terms, will automatically convert into one share of New Humacyte common stock upon the Closing.

Q:     Why is AHAC proposing the Business Combination?

A:     AHAC was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities.

On September 22, 2020, AHAC completed its Initial Public Offering of Units, with each Unit consisting of one share of Class A Common Stock and one-half of one Warrant to purchase one share of Class A Common Stock, at a price of $11.50, raising total gross proceeds of approximately $100 million. Since its Initial Public Offering, AHAC’s activity has been limited to the evaluation of business combination candidates.

Humacyte is a late-development stage biotechnology company pioneering the development and manufacture of off-the-shelf, universally implantable, bioengineered human tissues to improve the lives of patients and transform the practice of medicine.

Based on its due diligence investigations of Humacyte and the industry in which it operates, including the financial and other information provided by Humacyte in the course of the negotiations in connection with the Business Combination Agreement, AHAC believes that Humacyte has an appealing market opportunity and growth profile and a compelling valuation. As a result, AHAC believes that the Business Combination with Humacyte will provide AHAC stockholders with an opportunity to participate in the ownership of a company with significant value. See the section entitled “Proposal 1: The Business Combination Proposal — The Board’s Reasons for Approval of the Business Combination.”

Q:     Do I have redemption rights?

A:     If you are an AHAC stockholder holding Public Shares, you have the right to demand that AHAC redeem your Public Shares for a pro rata portion of the cash held in the Trust Account. We sometimes refer to these rights to demand redemption of the Public Shares as “redemption rights.”

Notwithstanding the foregoing, a stockholder, together with any affiliate or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 20% or more of the Public Shares without the prior consent of AHAC.

Q:     How do I exercise my redemption rights?

A:     A Public Stockholder may exercise redemption rights regardless of whether it votes on the Business Combination Proposal or if it is a stockholder on the Record Date. If you are a Public Stockholder and wish to exercise your redemption rights, you must demand that AHAC redeem your Public Shares for cash and deliver your Public Shares to AHAC’s transfer agent, Continental, at Continental Stock Transfer & Trust Company, One State Street Plaza, 30th Floor, New York, New York 10004, Attn: Mark Zimkind, physically or electronically using mzimkind@continentalstock.com, at least two business days before the Special Meeting, or August 20, 2021. As opposed to delivering your Public Shares directly to Continental, you may deliver your Public Shares either physically or electronically through DTC to Continental at least two business days before the Special Meeting. Any Public Stockholder seeking redemption will be entitled to a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was $100,031,770, or $9.95 per share, as of the Record Date), less any owed but unpaid taxes on the funds in the Trust Account. Such amount will be paid promptly upon consummation of the Business Combination. There are currently $       of owed but unpaid income taxes on the funds in the Trust Account.

Any request for redemption, once made by a Public Stockholder, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your Public Shares for redemption directly to Continental, or deliver your Public Shares either physically or electronically through DTC to Continental, and later decide prior to the Special Meeting not to elect redemption, you may request that Continental return the shares (physically or electronically). You may make such request by contacting Continental at the phone number or address set forth in this proxy statement/prospectus.

Any written demand of redemption rights must be received by Continental at least two business days prior to the vote taken on the Business Combination Proposal at the Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental.

If you are a Public Stockholder and you exercise your redemption rights, it will not result in the loss of any Warrants that you may hold. Your Warrants will each become exercisable to purchase one share of New Humacyte common stock for a purchase price of $11.50 beginning 30 days after consummation of the Business Combination.

Q:     If I am a holder of Units, can I exercise redemption rights with respect to my Units?

A:     No. Holders of issued and outstanding Units must elect to separate their Units into the underlying Public Shares and Warrants prior to exercising redemption rights with respect to the Public Shares. If you hold your Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Units into the underlying Public Shares and Warrants and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. You are required to cause your Public Shares to be separated and delivered to Continental, AHAC’s transfer agent, by August 20, 2021 (two business days before the Special Meeting) in order to exercise your redemption rights with respect to your Public Shares.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No. Neither AHAC stockholders nor holders of its Units or Warrants have appraisal rights in connection with the Business Combination under Delaware law.

Q:     What happens if a substantial number of stockholders votes in favor of the Business Combination Proposal and exercise redemption rights?

A:     Public Stockholders may vote in favor of the Business Combination and still exercise their redemption rights and are not required to vote in any way to exercise redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public

Shares are substantially reduced as a result of redemption by Public Stockholders (however, the condition to the consummation of the Business Combination requiring that AHAC have at least $5,000,001 of net tangible assets may not be waived). Also, with fewer Public Shares and Public Stockholders, the trading markets for New Humacyte common stock and warrants following the closing of the Business Combination may be less liquid than the market for Class A Common Stock and Warrants were prior to the Business Combination and New Humacyte may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into New Humacyte’s business will be reduced and New Humacyte may not be able to achieve its business plans.

Q:     How do the Sponsor and the officers and directors of AHAC intend to vote on the Proposals?

A:     The Sponsor, as well as AHAC’s officers and directors, beneficially own and are entitled to vote an aggregate of 21.8% of the outstanding AHAC Common Stock as of the Record Date. These holders have agreed to vote their shares in favor of the Business Combination Proposal. These holders have also agreed to vote their shares in favor of all other Proposals being presented at the Special Meeting.

Q:     What do I need to do now?

A:     AHAC urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of AHAC. AHAC stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     How do I vote?

A:     If you are a holder of record of AHAC Common Stock on the Record Date, you may vote virtually at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person (which would include presence at a virtual meeting), obtain a legal proxy from your broker, bank or nominee.

If you do not give instructions to your brokerage firm, the brokerage firm will not be allowed to vote your shares with respect to Proposals. The Proposals are “non-discretionary” items. Your broker may not vote for non-discretionary items, and those votes will be counted as broker “non-votes.”

After obtaining a valid legal proxy from your broker, bank or other agent, to register to attend the Special Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to Continental Stock Transfer & Trust Company (“CST”) at proxy@continentalstock.com. Beneficial owners who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. Beneficial owners who wish to attend the special meeting online should contact CST no later than August 20, 2021 to obtain this information. Written requests can be mailed to:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

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Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. AHAC stockholders may send a later-dated, signed proxy card to Continental at the address set forth above so that it is received prior to the vote at the Special Meeting or attend the Special Meeting virtually and vote. AHAC stockholders also may revoke their proxy by sending a notice of revocation to Continental, which must be received prior to the vote at the Special Meeting.

Q:     What happens if I fail to take any action with respect to the Special Meeting?

A:     If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will continue to be a holder of New Humacyte common stock or warrants, as applicable. As a corollary, failure to deliver your stock certificate(s) to AHAC’s transfer agent (either physically or electronically) no later than two business days prior to the Special Meeting means you will not have any right in connection with the Business Combination to exchange your Public Shares for a pro rata share of the funds held in the Trust Account. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder or Warrant holder of AHAC, as applicable.

Q:     What should I do with my share or Warrant certificates?

A:     Warrant holders and those Public Stockholders who do not elect to have their Public Shares redeemed for a pro rata share of the Trust Account need not submit their certificates. Public Stockholders who exercise their redemption rights must deliver their share certificates to Continental (either physically or electronically) or through DTC to Continental at least two business days before the Special Meeting as described above.

Q:     What should I do if I receive more than one set of voting materials?

A:     AHAC stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your AHAC shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record and your AHAC shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your AHAC shares.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: AHAC.info@investor.morrowsodali.com

You may also obtain additional information about AHAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are an AHAC stockholder and you intend to seek redemption of your shares, you will need to deliver your Public Shares (either physically or electronically) to Continental (or through DTC to Continental) at the address listed below at least two business days prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Annexes attached to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and other transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “Proposal 1: The Business Combination Proposal.”

The Parties

AHAC

Alpha Healthcare Acquisition Corp. is a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. AHAC was incorporated under the laws of the State of Delaware on July 1, 2020.

On September 22, 2020, AHAC closed its Initial Public Offering of 10,000,000 Units, with each Unit consisting of one share of Class A Common Stock and one-half of one Warrant to purchase one share of Class A Common Stock at a price of $11.50. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds to AHAC of $100 million. The Initial Public Offering was conducted pursuant to a registration statement on Form S-1 (File No. 333-240374). Simultaneously with the consummation of the Initial Public Offering, AHAC consummated the Concurrent Private Placement of 355,000 Units of AHAC Common Stock and Warrants at $10.00 per unit, generating gross proceeds to AHAC of $3.55 million. A total of $100 million, comprised of $98 million of the proceeds from the Initial Public Offering (which amount includes up to $3,500,000 of the underwriters’ deferred fees) and $2,000,000 of the proceeds from the Concurrent Private Placement, was deposited into the Trust Account, and the remaining proceeds, net of underwriting discounts and commissions and other costs and expenses, became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. As of the Record Date, there was approximately $100,031,770 held in the Trust Account.

AHAC’s Units, Class A Common Stock and Warrants are listed on Nasdaq under the symbols AHACU, AHAC and AHACW, respectively.

The mailing address of AHAC’s principal executive office is 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, and its telephone number is (646) 494-3296. After the consummation of the Business Combination, AHAC’s principal executive office will be that of Humacyte.

For additional information about AHAC, see the section entitled “Information about AHAC.”

Merger Sub

Merger Sub is a wholly owned subsidiary of AHAC formed solely for the purpose of effectuating the Business Combination described herein. Merger Sub was incorporated under the laws of Delaware as a corporation on February 12, 2021. Merger Sub owns no material assets and does not operate any business.

The mailing address of Merger Sub’s principal executive office is 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, and its telephone number is (646) 494-3296. After the consummation of the Business Combination, Merger Sub will cease to exist.

Humacyte

Humacyte, Inc. is pioneering the development and manufacture of off-the-shelf, universally implantable, bioengineered human tissues with the goal of improving the lives of patients and transforming the practice of medicine. Humacyte believes its technology has the potential to overcome limitations in existing standards of care and address the lack of significant innovation in products that support tissue repair, reconstruction and replacement. Humacyte is leveraging its novel, scalable technology platform to develop proprietary, bioengineered, acellular human tissues for use in the treatment of diseases and conditions across a range of anatomic locations in multiple therapeutic areas.

Humacyte was incorporated under the laws of the State of North Carolina on October 13, 2004 and converted to a Delaware corporation on July 13, 2015. The mailing address of Humacyte’s principal executive office is 2525 East North Carolina Highway 54, Durham, North Carolina 27713, and its telephone number is (919) 313-9633.

For additional information about Humacyte, see the section entitled “Information about Humacyte.”

Emerging Growth Company

AHAC is an “emerging growth company,” as defined under the JOBS Act. As an emerging growth company, AHAC is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

New Humacyte will remain an emerging growth company until the earlier of (1) December 31, 2025 (the last day of the fiscal year following the fifth anniversary of the consummation of the Initial Public Offering), (2) the last day of the fiscal year in which New Humacyte has total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which New Humacyte is deemed to be a “large accelerated filer,” as defined in the Exchange Act, and (4) the date on which New Humacyte has issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period.

The Business Combination Proposal

Pursuant to the Business Combination Agreement, a Business Combination between AHAC and Humacyte will be effected whereby Merger Sub will merge with and into Humacyte, with Humacyte surviving as a wholly owned subsidiary of AHAC.

After consideration of the factors identified and discussed in the section entitled “Proposal 1: The Business Combination Proposal — The Board’s Reasons for Approval of the Business Combination,” the Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for its Initial Public Offering, including that Humacyte has a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the execution of the Business Combination Agreement.

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. AHAC encourages you to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination. For more information on the Business Combination Agreement, see the section entitled “Proposal 1: The Business Combination Proposal.”

Business Combination Consideration

Pursuant to the Business Combination Agreement:

•        Each outstanding share of Humacyte common stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to the Exchange Ratio (rounded down to the nearest whole share).

•        Each outstanding share of Humacyte preferred stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to (A) the aggregate number of shares of Humacyte common stock that would be issued upon conversion of the shares of Humacyte preferred stock based on the applicable conversion ratio immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio (rounded down to the nearest whole share).

•        Each outstanding Humacyte option or warrant will be converted into an option or warrant, as applicable, to purchase a number of shares of New Humacyte common stock equal to (A) the number of shares of Humacyte common stock subject to such option or warrant multiplied by (B) the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio (rounded down to the nearest whole share).

Holders of shares of Humacyte common stock and Humacyte preferred stock also will be eligible to receive Contingent Consideration of up to an aggregate of 15,000,000 shares of New Humacyte common stock based on the share price performance of the New Humacyte common stock or upon the occurrence of a change in control. See the section titled “Proposal 1: The Business Combination Proposal — Structure of the Business Combination.”

As of the Record Date, the Exchange Ratio was approximately 0.26260. Based on this Exchange Ratio, the total number of shares of New Humacyte common stock expected to be issued in connection with the Business Combination is approximately 75,579,776 shares, and these shares are expected to represent approximately 71.3% or 78.8% of the issued and outstanding shares of New Humacyte common stock immediately following the closing of the PIPE Investment and the Business Combination assuming no redemptions occur and maximum redemptions occur, respectively.

Board’s Reasons for the Business Combination

AHAC was formed in order to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. With respect to the proposed Business Combination, the Board considered the following positive factors, although not weighted or in any order of significance:

•        Deep research & development pipeline targeting large markets, including dialysis arteriovenous (“AV”) access, peripheral artery disease (“PAD”), trauma, diabetes and coronary bypass.    The Board considered Humacyte’s deep research & development pipeline that targets large markets with unmet needs. The Board further considered that Humacyte’s proprietary technology platform and extensive intellectual property portfolio, including 91 issued patents owned, co-owned or licensed by Humacyte and 28 pending patents owned, co-owned or licensed by Humacyte, will help Humacyte achieve its pipeline goals.

•        Regulatory considerations.    The Board considered the potential regulatory pathways for Humacyte’s product candidates, including the fact that Humacyte received Fast Track designation from the U.S. Food and Drug Administration (“FDA”) for its 6 millimeter bioengineered human, acellular tissue-based vessel (“HAV”) for use in the creation of AV access for hemodialysis, Regenerative Medicine Advanced Therapy (“RMAT”) designation from the FDA for its 6 millimeter HAV for the creation of vascular access for performing hemodialysis, and a priority designation from the Secretary of Defense under Public Law 115-92 for one of its HAV product candidates. Although each of these designations may allow these product candidates to experience a faster development process, or faster review or approval, compared to product candidates that are not part of the expedited programs, such benefits may not be achieved for various reasons, and Humacyte may never obtain regulatory approval to market any product candidates.

•        Research & development aimed at the application of HAV for trauma, AV access and PAD.    The Board considered Humacyte’s development of its 6 millimeter HAV for use as a replacement vessel in patients who have experienced vascular trauma in either military or civilian environments and Humacyte’s expectation that it will submit a biologics license application (“BLA”) for its 6 millimeter HAV for indications in vascular trauma in 2022 and AV access for hemodialysis in 2023. The Board also considered Humacyte’s development of its 6 millimeter HAV for use as AV access for hemodialysis patients with end stage renal disease, and Humacyte’s Phase III pivotal trial and second Phase III trial in this area. Finally, the Board considered Humacyte’s development of its 6 millimeter HAV for use as a bypass conduit for patients with PAD and the status of its Phase II multi-center trial.

•        Pioneering vascular innovation in the field of bioengineered human tissue for use in implantation.    The Board believes that Humacyte has proven and experienced leadership, which is poised to execute on Humacyte’s unique approach to developing and manufacturing off-the-shelf, universally implantable, bioengineered human tissue.

•        Vast potential market opportunity for Humacyte’s vascular and non-vascular product candidates.    The Board considered that Humacyte’s vascular product candidates (coronary artery bypass graft, AV access, PAD and vascular trauma) and non-vascular product candidates (trachea, lung, esophagus, pancreas and urinary conduit) have the potential to serve large markets, which could be as large as $89.5 billion and $68.1 billion, respectively, in the aggregate.

•        Potential to address an area of high unmet medical need.    The Board considered the potential for use of Humacyte’s product candidates in vascular trauma cases (totaling approximately 75,000 per year in the United States), AV access for hemodialysis (totaling approximately 300,000 new cases per year in the U.S. and Europe) and PAD (totaling as many as 160,000 surgical procedures per year in the United States), which the Board believes has the potential to significantly improve the lives of patients.

•        Multiple pipeline opportunities led by a Phase III clinical stage program.    The Board considered that, as of January 26, 2021, Humacyte’s HAVs have been implanted in over 435 patients, and that Humacyte is currently conducting Phase III trials of its 6 millimeter HAV across two therapeutic indications, vascular trauma and AV access for hemodialysis, as well as continuing long term follow up of patients in its Phase II PAD studies. The Board also considered the potential timing of Humacyte’s anticipated submission of its BLA to the FDA for indications in vascular trauma in 2022 and AV access for hemodialysis in 2023.

•        Diversified risk profile from multimodality approach.    The Board considered that Humacyte’s pipeline and platform has several potential applications, including vascular trauma, AV access for hemodialysis, PAD, biovascular pancreas, coronary graft, pediatric heart surgery, trachea and lung applications. The Board believes that this multimodality approach would help Humacyte diversify its business risk.

•        Development of the commercial potential of product candidates, if approved.    The Board believes that, driven by its understanding of existing treatment paradigms and patient, physician and payor needs, Humacyte is in a strong position to build a focused and efficient medical affairs and commercial organization and commercialize its product candidates, if approved, in the United States and international markets.

•        Experienced management team.    The Board believes that Humacyte has a proven and experienced management team that will effectively lead the Combined Company after the Business Combination.

•        Backed by top-tier healthcare investors.    Humacyte’s existing investors include Fresenius Medical Care Holdings, Inc. (“Fresenius Medical Care”), among others, which the Board believes provides additional validation to Humacyte’s clinical and business strategies. The Board also considered the strong interest in the PIPE Investment from seasoned healthcare investors, including Fresenius Medical Care, OrbiMed, Monashee Investment Management, Alexandria Venture Investments, UBS O’Connor, Morgan Creek Capital, and a number of unnamed health care focused funds.

•        Opinion of Financial Advisor.    The Board considered the oral opinion of Lake Street rendered to the Board, which was subsequently confirmed by delivery of a written opinion that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Lake Street in preparing its opinion, (i) the consideration to be paid by AHAC to Humacyte equityholders in the Business Combination under the Business Combination Agreement is fair, from a financial point of view, to AHAC and (ii) Humacyte has a fair market value equal to at least 80% of the balance of funds in Trust Account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80% test), as more fully described below under the heading titled “Proposal 1: The Business Combination Proposal — Opinion of AHAC’s Financial Advisor.”

•        Results of Due Diligence.    The Board considered the scope of the due diligence investigation carried out by AHAC’s management and outside advisors, and evaluated the results thereof and information available to it related to Humacyte, including (i) virtual meetings and calls with Humacyte’s management team regarding its operations, intellectual property, projections and the terms of the proposed transaction; (ii) review of financial and other business information made available by Humacyte in its virtual data room, including financial statements, material contracts, benefit plans and employee compensation matters, corporate governance, intellectual property, information technology, privacy and data regulation, litigation information, regulatory and compliance matters, and other legal and business diligence; and (iii) the fair market value analyses prepared by the independent financial advisor, all of which supported the conclusion that Humacyte was an attractive opportunity.

•        Investment by third parties.    The Board considered that certain third parties, including top-tier institutional investors, also committed to invest an additional $175.0 million in the combined company pursuant to the PIPE Investment at Closing. The Board determined the PIPE Investment to be a supporting indication of confidence in the business case for the Business Combination.

The Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•        Clinical Risk.    While Humacyte has significant data from past clinical trials encompassing over 430 patients and over 800 patient years of data, there is no assurance that ongoing clinical trials will succeed. Patient years of data is calculated by multiplying the number of patients in the applicable clinical trials by the number of years such patients participated in the applicable clinical trials. Patient years normalize cumulative exposure across multiple trials, but do not represent long-term performance.

•        FDA Approval.    While Humacyte has received RMAT and Fast Track designations, the Board considered risks associated with the failure to receive FDA approval for Humacyte product candidates in late-stage clinical development in a timely matter, or at all, for the commercialization of its products.

•        Manufacturing.    While Humacyte has an existing facility for manufacturing HAVs, the Board considered the risks associated with scaling up production for commercial sales.

•        Commercialization.    While Humacyte has a commercialization partnership with Fresenius Medical Care, the Board considered the risk that Humacyte is unable to commercialize its product candidates in its pipeline, if approved, and that Humacyte is subject to competition from other regenerative medicine companies.

•        Reimbursement.    The risk that Humacyte’s product candidates, if approved, do not become eligible for third-party coverage and/or approved for reimbursement.

•        Exclusivity.    The fact that the Business Combination Agreement includes an exclusivity provision that prohibits AHAC from soliciting other business combination proposals, which restricts AHAC’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•        Other risks.    Various other risks associated with the Business Combination, the business of AHAC and the business of Humacyte described in the section entitled “Risk Factors,” including Humacyte’s need to raise additional capital to finance its operations.

Accounting Treatment

Notwithstanding the legal form of the Business Combination pursuant to the Business Combination Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, AHAC will be treated as the acquired company for financial reporting purposes, whereas Humacyte will be treated as the accounting acquiror. In accordance with this accounting method, the Business Combination will be treated as the equivalent of Humacyte issuing stock for the net assets of AHAC, accompanied by a recapitalization. The net assets of AHAC will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of Humacyte. Humacyte has been determined to be the accounting acquiror for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

•        Humacyte’s existing stockholders will have a majority of the voting power in New Humacyte, irrespective of whether the Public Stockholders exercise their right to redeem their Public Shares;

•        it is expected that the New Humacyte Board will consist of up to 11 directors, up to ten of whom shall be designated by Humacyte and one of whom will be designated by AHAC;

•        Humacyte’s existing senior management team will comprise the senior management of the Combined Company; and

•        Humacyte’s operations prior to the Business Combination will comprise the ongoing operations of New Humacyte.

Pro Forma Ownership of New Humacyte Upon Closing

Immediately after the Closing of the Business Combination, assuming no Public Stockholder exercises its redemption rights, Humacyte stockholders will own approximately 71.3% of the shares of New Humacyte common stock to be outstanding immediately after the Business Combination, current AHAC stockholders will own approximately 12.2% of the shares of New Humacyte common stock, and the remaining 16.5% will be held by the investors purchasing Class A Common Stock in the PIPE Investment, in each case, based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of the Record Date (in each case, without regard to any shares issuable upon exercise of options and warrants).

Additional Matters Being Voted On By AHAC Stockholders

The Charter Amendment Proposal

In addition to voting on the Business Combination Proposal, the stockholders of AHAC will vote on a proposal to approve the Proposed Charter, which will amend and restate the Current Charter. The Proposed Charter will be in effect upon the closing of the Business Combination. See the section entitled “Proposal 2: The Charter Amendment Proposal.” A copy of the Proposed Charter is attached to this proxy statement/prospectus as Annex C.

The Advisory Charter Amendment Proposals

The stockholders of AHAC will vote on separate proposals, on a non-binding advisory basis, to approve amendments to the Current Charter to: (i) change the corporate name of the Combined Company to “Humacyte, Inc.”; (ii) increase the authorized shares of AHAC Common Stock to 250,000,000 shares; (iii) increase the authorized shares of “blank check” preferred stock that the Combined Company’s board of directors could issue to 20,000,000 shares; (iv) provide that the removal of any director be only for cause and by the affirmative vote of at least 66 ⅔% of the Combined Company’s then-outstanding shares of capital stock entitled to vote generally in the election of directors; (v) provide that certain amendments to provisions of the Proposed Charter will require the approval of at least 66 ⅔% of the Combined Company’s then-outstanding shares of capital stock entitled to vote on such amendment; (vi) make the Combined Company’s corporate existence perpetual instead of requiring AHAC to dissolve and liquidate 24 months following the closing of its Initial Public Offering and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition corporations; and (vii) remove the provision that allows stockholders to act by written consent as opposed to holding a stockholders meeting. See the section entitled “Proposal 3: The Advisory Charter Amendment Proposals.” A copy of the Proposed Charter effectuating the foregoing amendments is attached to this proxy statement/prospectus as Annex C.

The Nasdaq Stock Issuance Proposal

The number of shares of New Humacyte common stock to be issued in connection with the consummation of the Business Combination, together with the shares of Class A Common Stock to be issued in connection with the PIPE Investment, will exceed 20% of the AHAC Common Stock issued and outstanding as of the Record Date. To comply with the Nasdaq Listing Rules applicable to AHAC, stockholders are being asked to approve the issuance of the New Humacyte common stock pursuant to the Business Combination Agreement and the Class A Common Stock pursuant to the PIPE Investment. See the section entitled “Proposal 4: The Nasdaq Stock Issuance Proposal.”

The Director Election Proposal

The stockholders of AHAC will vote to approve of the appointment of eleven directors who, upon consummation of the Business Combination, will become the directors of the Combined Company. See the section entitled “Proposal 5: The Director Election Proposal.”

The Incentive Plan Proposal

The proposed 2021 Plan will reserve a number of shares equal to 7.5% of the shares of New Humacyte common stock issued and outstanding immediately after the Closing for issuance in accordance with the 2021 Plan’s terms, subject to certain adjustments. In addition, such aggregate number of shares will automatically increase on January 1 of each year commencing January 1, 2022, in an amount equal to 5% of the number of shares of New Humayte’s capital stock outstanding on December 31 of the preceding year, unless the New Humacyte Board acts prior to January 1 of a given year to provide that the increase for such year will be a lesser number. The purpose of the 2021 Plan is to attract, retain, incentivize and reward top talent through stock ownership, to improve operating and financial performance and strengthen the mutuality of interest between eligible service providers and stockholders. The proposed 2021 Plan is attached as Annex D to this proxy statement/prospectus. You are encouraged to read the proposed 2021 Plan in its entirety. See the section entitled “Proposal 6: The Incentive Plan Proposal.”

The ESPP Proposal

The proposed ESPP will reserve a number of shares equal to 1% of the shares of the New Humacyte common stock issued and outstanding immediately after the Closing for issuance in accordance with the ESPP’s terms, subject to certain adjustments. In addition, such aggregate number of shares may, subject to the approval of the New Humacyte Board, increase on January 1 of each year beginning January 1, 2022, but not after the 10 year anniversary of the effective date of the ESPP, in an amount equal to 1% of the total number of shares of New Humacyte’s capital stock outstanding on December 31 of the preceding year, unless the New Humacyte Board acts prior to January 1st of a given year to provide that the increase for such year will be a lesser number. The purpose of the ESPP is to assist eligible employees in acquiring a stock ownership interest in New Humacyte, to align such employees’ interests with those of the New Humacyte stockholders, and to encourage such employees to remain in the employment of New Humacyte. The proposed ESPP is attached as Annex E to this proxy statement/prospectus. You are encouraged to read the proposed ESPP in its entirety. See the section entitled “Proposal 7: The ESPP Proposal.”

The Adjournment Proposal

AHAC stockholders will be asked to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates if it is determined that more time is necessary or appropriate, in the judgment of the Board or the officer presiding over the Special Meeting, for AHAC to consummate the Business Combination (including to solicit additional votes in favor of any of the Proposals). See the section entitled “Proposal 8: The Adjournment Proposal.”

AHAC Sponsor and Officers and Directors

As of the Record Date, the Sponsor and AHAC’s officers and directors beneficially owned and were entitled to vote an aggregate of 2,805,000 shares of AHAC Common Stock. The shares owned by the Sponsor and AHAC’s officers and directors currently constitute 21.8% of the outstanding AHAC Common Stock.

In connection with the Initial Public Offering, the Sponsor and each of AHAC’s officers and directors agreed to vote their Founder Shares and Private Placement Shares in favor of an initial business combination.

In connection with the Initial Public Offering, the Sponsor and the directors, officers and advisors of AHAC entered into a lock-up agreement pursuant to which they agreed not to transfer the Founder Shares, or shares of Class A Common Stock issuable upon conversion of such shares (subject to limited exceptions), until one year after the consummation of an initial business combination or earlier if, subsequent to the consummation of an initial business combination, (i) the last sales price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination or (ii) AHAC consummates a subsequent liquidation, merger, stock exchange, reorganization or other similar transaction which results in all of AHAC’s (or the successor entity’s) stockholders having the right to exchange their shares of common stock for cash, securities or other property. Additionally, the holders of AHAC securities purchased in the Concurrent Private Placement agreed not to transfer such securities (subject to limited exceptions) until 30 days after the consummation of an initial business combination.

Special Meeting Information

Date, Time and Place of Special Meeting

The Special Meeting will be held virtually on August 24, 2021, at 10:00AM, Eastern Time, at https://www.cstproxy.com/alphahealthcareacquisition/sm2021. AHAC stockholders may attend, vote and examine the list of AHAC stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/alphahealthcareacquisition/sm2021 and entering the control number found on their proxy card, voting instruction form or notice they previously received. In light of public health concerns regarding the coronavirus (COVID-19), the Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned AHAC Common Stock at the close of business on July 21, 2021, which is the Record Date for the Special Meeting. Stockholders will have one vote for each share of AHAC Common Stock owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Warrants do not have voting rights. On the Record Date, there were 12,855,000 shares of AHAC Common Stock entitled to vote at the Special Meeting, of which 2,805,000 were owned by Sponsor or an affiliate thereof.

Quorum and Vote of AHAC Stockholders

A quorum of AHAC stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of AHAC Common Stock entitled to vote at the meeting are represented in person (which would include presence at a virtual meeting) or by proxy. As of the Record Date, there were 10,355,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock outstanding; therefore, a total of 6,427,501 shares of AHAC Common Stock must be represented at the Special Meeting in order to constitute a quorum. Abstentions and withheld votes will count as present for the purposes of establishing a quorum, but will not count as votes cast at the Special Meeting for any of the Proposals. Because the Proposals are “non-discretionary” items, your broker will not be able to vote uninstructed shares for any of the Proposals. As a result, if you do not provide voting instructions, a broker “non-vote” will be deemed to have occurred for each of the Proposals. Broker “non-votes” will not be counted as present for purposes of determining whether a quorum is present. As of the Record Date, the Sponsor holds approximately 21.8% of the outstanding AHAC Common Stock.

The Proposals presented at the Special Meeting will require the following votes:

•        The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of AHAC Common Stock, voting as a single class. As of the Record Date, there are 10,355,000 shares of Class A Common Stock outstanding and 2,500,000 shares of Class B Common Stock outstanding; at least 6,427,501 shares of AHAC Common Stock, voting as a single class, must be voted in favor of the Proposal. The Sponsor, directors, management team members and advisors to AHAC have agreed to vote in favor of the Proposal; as a result, as of the Record Date, only 3,622,501 Public Shares, or approximately 35.0% of the Public Shares, are required to be voted in favor of the Business Combination Proposal in order for it to be approved.

•        The approval of the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal will require the affirmative vote of a majority of the issued and outstanding shares of AHAC Common Stock cast by the stockholders represented in person (which would include presence at a virtual meeting) or by proxy and entitled to vote at the Special Meeting, voting as a single class.

•        The approval of the Charter Amendment Proposal will require the affirmative vote of a majority of the issued and outstanding shares of each of the Class A Common Stock and Class B Common Stock, voting separately. Accordingly, an AHAC stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposal.

•        The Director Election Proposal will require a plurality vote of the AHAC Common Stock present (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Abstentions and broker non-votes will have no effect on any of the Proposals that will be presented at the Special Meeting.

Consummation of the Business Combination is conditioned on approval of the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal (and each such Proposal is cross-conditioned on the approval of all other noted Proposals). If any such Proposal is not approved, the other noted Proposals will not be presented to the stockholders for a vote.

Redemption Rights of AHAC Stockholders

Pursuant to the Current Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes less any owed but unpaid taxes on the funds in the Trust Account). For illustrative purposes, based on funds in the Trust Account of approximately $100,031,770 on the Record Date, the estimated per share redemption price would have been approximately $9.95.

In order to exercise your redemption rights, you must:

•        check the box on the enclosed proxy card to elect redemption;

•        provide, in the written request to redeem your Public Shares for cash to Continental, AHAC’s transfer agent, a “Stockholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of AHAC Common Stock;

•        prior to August 20, 2021 (two business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that AHAC redeem your Public Shares for cash to Continental at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com; or

•        deliver your Public Shares either physically or electronically through DTC to Continental at least two business days before the Special Meeting. Public Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from Continental and time to effect delivery. It is AHAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. However, AHAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their Public Shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any request for redemption, once made by a Public Stockholder, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your Public Shares for redemption directly to Continental or deliver your Public Shares either physically or electronically through DTC to Continental, and later decide prior to the Special Meeting not to elect redemption, you may request that Continental return the shares (physically or electronically). You may make such request by contacting Continental at (917) 262-2373, by email at proxy@continentalstock.com or by writing to the address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Class A Common Stock as they may receive higher proceeds from the sale of their Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in AHAC Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of Class A Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved or completed for any reason, then Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case AHAC will promptly return any Public Shares previously delivered by the Public Stockholders.

Tax Consequences of Business Combination

For a description of the material U.S. federal income tax consequences of the Business Combination, please see the information set forth in the section entitled “Material U.S. Federal Income Tax Considerations.”

Appraisal Rights

None of AHAC’s stockholders, unitholders or warrantholders have appraisal rights in connection with the Business Combination under Delaware law.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On March 3, 2021, AHAC and Humacyte filed their respective HSR Act Notification and Report Forms with the Antitrust Division and the FTC. Consequently, the required waiting period expired at 11:59 p.m. on April 2, 2021.

At any time before or after consummation of the Business Combination, notwithstanding expiration or termination of the waiting period under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business

Combination, conditionally approving the Business Combination upon divestiture of New Humacyte’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. AHAC cannot assure that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, AHAC cannot assure as to its result. Under the Business Combination Agreement, AHAC and Humacyte are not obligated to agree to sell, license or dispose of any assets or businesses, or terminate or amend any existing relationships or enter into new relationships or contracts in order to obtain approval of the Business Combination by the FTC, the Antitrust Division or otherwise.

Neither AHAC nor Humacyte is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration of the waiting period under the HSR Act, which period has expired. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person (which would include presence at a virtual meeting). AHAC has engaged Morrow Sodali LLC (“Morrow Sodali”) to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares in person (which would include presence at a virtual meeting) if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of AHAC Stockholders — Revoking Your Proxy.”

Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination

In considering the recommendation of the Board to vote in favor of approval of the Business Combination Proposal, the Charter Amendment Proposal and the other Proposals, AHAC stockholders should keep in mind that the Sponsor (which is affiliated with certain of AHAC’s officers and directors) and AHAC’s officers and directors have interests in such proposals that are different from, or in addition to, your interests as an AHAC stockholder or warrant holder. These interests include, among other things:

•        If the Business Combination with Humacyte or another business combination is not consummated by September 22, 2022 (or such later date as may be approved by AHAC’s stockholders), AHAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its Board, dissolving and liquidating. In such event, (i) the 2,500,000 Founder Shares held by the Sponsor and certain of AHAC’s officers and directors, which were acquired by the Sponsor for a purchase price of approximately $0.009 per share, or $25,000 in the aggregate, prior to the Initial Public Offering, and (ii) the 305,000 Units purchased by the Sponsor for a purchase price of $10.00 per Unit, or $3,050,000 in the aggregate, in the Concurrent Private Placement would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such securities. Such securities had an aggregate market value of approximately $28.02 million based upon the closing price of $9.99 per share on Nasdaq on the Record Date.

•        If AHAC is unable to complete a business combination within the required time period, the Sponsor will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by AHAC for services rendered or contracted for or products sold to AHAC. If AHAC consummates a business combination, on the other hand, AHAC will be liable for all such claims.

•        The Business Combination Agreement provides for the continued indemnification of AHAC’s current directors and officers and the continuation of directors and officers liability insurance covering AHAC’s current directors and officers.

•        None of AHAC’s officers or directors will be required to commit his or her full time to the affairs of New Humacyte and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        In the course of their other business activities, AHAC’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to New Humacyte as well as the other entities with which they are affiliated. AHAC’s management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        AHAC’s Sponsor and AHAC’s other initial stockholders have agreed to waive their redemption rights with respect to any shares of AHAC Common Stock they may hold in connection with the Business Combination. Additionally, our initial stockholders have agreed to waive their redemption rights with respect to any Founder Shares and Private Placement Shares held by them if we fail to consummate our initial business combination within 24 months after the closing of the Initial Public Offering. If AHAC does not complete an initial business combination within such applicable time period, the proceeds of the sale of the Units held in the Trust Account will be used to fund the redemption of the Public Shares, and the Founder Shares and units purchased in the Concurrent Private Placement will expire worthless. The Founders Share and the Units purchased in the Concurrent Private Placement held by AHAC’s initial stockholders had an aggregate market value of approximately $28.02 million based upon the closing price of $9.99 per share on Nasdaq on the Record Date. In addition, with certain limited exceptions, the Founder Shares will not be transferable or assignable by the Sponsor until the earlier to occur of: (A) one year after the completion of AHAC’s initial business combination and (B) subsequent to the initial business combination, (x) if the reported last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which AHAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the Units, Private Placement Shares and Warrants and the Class A Common Stock underlying such Warrants, will not be transferable, assignable or saleable by the Sponsor or its permitted transferees until 30 days after the completion of AHAC’s initial business combination. Since the Sponsor and AHAC’s officers and directors may directly or indirectly own AHAC Common Stock or Warrants following the Initial Public Offering, AHAC’s officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the initial business combination.

•        AHAC’s officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to the initial business combination.

•        The Sponsor and AHAC’s officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as AHAC may obtain loans from the Sponsor or an affiliate of the Sponsor or any of AHAC’s officers or directors to finance transaction costs in connection with an intended initial business combination. As of June 10, 2021, no such loans are outstanding. The terms of such loans, if any are made, have not been determined and no written agreements exist with respect to such loans. The loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such loans may be converted into units of the post-business combination entity at a price of $10.00 per unit, and it is expected that the units issued upon conversion of such loans would be identical to the units sold in the Initial Public Offering, except that such securities would not be redeemable given that such securities would be issued after completion of the initial business combination.

•        The Sponsor as well as Messrs. Carlson, Robertson, Springer and Xie, directors of AHAC, will be party to the Investor Rights and Lock-up Agreement, which will come into effect at the Effective Time.

Opinion of AHAC’s Financial Advisor

In connection with the Business Combination, Lake Street delivered a written opinion, dated February 16, 2021, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, to AHAC of the Exchange Ratio in the proposed Business Combination. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Lake Street in preparing the opinion, is attached as Annex B to this proxy statement/prospectus. The opinion was for the information of, and was directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Business Combination. The opinion does not address the underlying business decision of AHAC to engage in the Business Combination or enter into the Business Combination Agreement or constitute a recommendation to the Board in connection with the Business Combination, and it does not constitute a recommendation to any holder of AHAC Common Stock or any stockholder of any other entity as to how to vote in connection with the Business Combination or any other matter.

For further information, see the section entitled “Proposal 1: The Business Combination Proposal — Opinion of AHAC’s Financial Advisor” and Annex B to this proxy statement/prospectus.

Recommendation to AHAC Stockholders

After careful consideration, the Board determined unanimously that each of the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, if presented, is fair to and in the best interests of AHAC and its stockholders. The Board has approved and declared advisable and unanimously recommend that you vote or give instructions to vote “FOR” each of these Proposals.

For a description of various factors considered by the Board in reaching its decision to recommend in favor of voting for each of the Proposals to be presented at the Special Meeting, see the sections herein regarding each of the Proposals.

Summary of Risk Factors

The following is a summary of principal risk to which (i) Humacyte’s business, operations and financial performance and (ii) the Business Combination are subject. Each of these risks is more fully described in the individual risk factors set forth under “Risk Factors” in this proxy statement/prospectus. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Humacyte prior to the consummation of the Business Combination, which will be the business of the Combined Company following the consummation of the Business Combination.

Risks Related to the Business, Operations and Financial Performance of Humacyte

•        We have never generated product revenue and have incurred significant losses to date. We expect to continue to incur losses for the foreseeable future and may never generate product revenue or be profitable. In our audited financial statements as of and for the year ended December 31, 2020, we concluded that there is substantial doubt about our ability to continue as a going concern within one year from the original issuance date of such financial statements. We will need to raise additional capital to finance our operations, which we may not be able to do on acceptable terms or at all.

•        The terms of our existing indebtedness may limit our ability to incur future debt.

•        If our clinical trials fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or do not otherwise produce favorable results, we may incur significant additional costs or experience significant delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•        We may experience delays or difficulties in the enrollment of patients in our clinical trials, which may delay or prevent additional clinical trials and our receipt of necessary marketing approvals.

•        Lack of experience by investigators and surgeons with our HAVs can lead to incorrect implantation or follow-up procedures which could harm the results of our clinical trials and market acceptance of our HAVs, if approved.

•        Our near-term prospects are dependent on the success of our 6 millimeter HAV, and if we are unable to successfully develop and commercialize it, our business, operating results and financial condition will be materially harmed.

•        We may not be successful in our efforts to use our proprietary scientific technology platform to build a pipeline of additional product candidates.

•        Even if our HAVs receive marketing approval in the future for one or more of our product candidates, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

•        The sizes of the market opportunities for our product candidates have not been established with precision and are estimates that management believes to be reasonable. If these market opportunities are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the relevant patient population, our revenue and ability to achieve profitability might be materially and adversely affected.

•        Our distribution agreement with Fresenius Medical Care imposes obligations on us that may restrict our ability to operate our business in ways we believe to be in our long-term best interest.

•        If we receive approval for a product candidate that is not subject to our distribution agreement with Fresenius Medical Care, and we are unable to establish our own marketing, sales and distribution capabilities or are unable to enter into agreements with third parties do so, we may not be able to generate product revenue and will have to alter our development and commercialization plans.

•        The outbreak of COVID-19 may continue to adversely impact our business, including our manufacturing efforts, and our preclinical studies and clinical trials.

•        The manufacture of our product candidates is complex, we have not manufactured commercial product, and we may encounter difficulties in production. If we or any third-party manufacturer encounter such difficulties, our ability to supply our product candidates for clinical trials or, if approved, for commercial sale could be delayed or halted entirely.

•        We may be unable to demonstrate comparability between HAVs manufactured using the AURA system and HAVs manufactured using the LUNA200 system. Failure to demonstrate such comparability could adversely affect our ability to secure regulatory approval for our product candidates.

•        We rely on third parties to conduct and support our clinical trials, and those third parties may not perform satisfactorily, including by failing to adhere to regulatory requirements or our stated protocols or to meet deadlines for the completion of such trials.

•        We rely on third-party suppliers, including sole source suppliers, to provide certain components for our product candidates. Any failure by a third-party supplier to supply these components for manufacture may delay or impair our ability to complete our clinical trials and to commercialize our product candidates.

•        We intend to rely on our strategic, global partnership with Fresenius Medical Care to undertake, or assist with, the marketing, sale and distribution of certain of our product candidates if we receive marketing approval from relevant regulatory authorities. Disruption of this arrangement could materially adversely affect our business, prospects, operating results and financial condition.

•        Our ability to successfully commercialize our products may be impaired if we are unable to obtain and maintain effective intellectual property rights for our proprietary scientific technology platform and product candidates.

Risks Related to the Business Combination and Redemptions

•        The opinion of Lake Street, AHAC’s financial advisor, does not reflect changes in circumstances between February 16, 2021, the date Lake Street issued the opinion, and the closing of the Business Combination.

•        The exercise of AHAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of AHAC’s stockholders.

•        If AHAC is unable to complete the Business Combination with Humacyte or another business combination by September 22, 2022 (or such later date as may be approved by AHAC’s stockholders), AHAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its Board, dissolving and liquidating. In such event, third parties may bring claims against AHAC and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.

•        There is no guarantee that a Public Stockholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

•        Subsequent to the Closing, New Humacyte may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Comparison of Stockholders’ Rights

Following the Closing, the rights of AHAC stockholders who remain New Humacyte stockholders in the Business Combination will no longer be governed by the Current Charter and AHAC’s duly adopted bylaws (the “Bylaws”) and instead will be governed by the Proposed Charter and the Bylaws. See “Comparison of Stockholders’ Rights” beginning on page 263.

SELECTED HISTORICAL FINANCIAL INFORMATION

AHAC is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

AHAC’s balance sheet data as of December 31, 2020 and statement of operations data for the period from July 1, 2020 (inception) through December 31, 2020 are derived from AHAC’s audited financial statements, included elsewhere in this proxy statement/prospectus. AHAC’s balance sheet data as of March 31, 2021 and statement of operations data for the three months ended March 31, 2021 are derived from AHAC’s unaudited financial statements, included elsewhere in this proxy statement/prospectus.

Humacyte’s balance sheet data as of December 31, 2020 and December 31, 2019, and statement of operations and comprehensive loss data for the fiscal years ended December 31, 2020 and December 31, 2019 are derived from Humacyte’s audited financial statements, included elsewhere in this proxy statement/prospectus. Humacyte’s balance sheet data as of March 31, 2021 and statement of operations data for the three months ended March 31, 2021 are derived from Humacyte’s unaudited financial statements, included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with each of AHAC’s and Humacyte’s financial statements and related notes and the sections entitled “Information about AHAC — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information about Humacyte — Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of AHAC or Humacyte. All amounts are in U.S. dollars.

Selected Historical Financial Information: AHAC

ALPHA HEALTHCARE ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31, 2021	From the period from July 1, 2020 (Inception) to December 31, 2020 (as restated)
Formation and operating costs	$493,818	$249,524
Loss from operations	(493,818)	(249,524)

Other income (expense)
Interest income	19	—
Change in fair value of warrant liabilities	(8,955,424)	1,970,001
Interest income on marketable securities held in Trust account	13,691	16,191
Offering expenses related to warrant issuance	—	(317,023)
Total other income (expense)	(8,941,714)	1,669,169

Net income (loss)	$(9,435,532)	$1,419,645
Weighted average shares outstanding of Class A common stock	10,350,000	6,338,515
Basic and diluted net income per share, Class A common stock	$0.00	$0.00
Weighted average shares outstanding of Class B common stock	8,625,000	2,500,000
Basic and diluted net income (loss) per share, Class B common stock	(0.20)	0.56
	March 31, 2021	December 31, 2020
Balance Sheet Data
Total assets	$100,667,493	$101,259,899
Total liabilities	$17,257,243	$8,246,054
Total commitments	$78,410,240	$88,013,840
Total stockholders’ equity	$5,000,010	$5,000,005

Selected Historical Financial Information: Humacyte

	For the Year Ended December 31,		For the Three Months Ended March 31,
Statement of Operations and Comprehensive Loss Data (In thousands, except Share and per Share Amounts)	2020	2019	2021	2020

Revenue	$1,491	$6,187	155	255
Research and development	54,078	75,603	15,137	14,364
General and administrative	12,013	16,275	4,787	3,257
Total operating expenses	66,091	91,878	19,924	17,621
Loss from operations	(64,600)	(85,691)	(19,769)	(17,366)
Other income (expenses), net
Interest income	278	2,567	1	249
Interest expense	(2,202)	(2,298)	(533)	(557)
Total other income (expenses), net	(1,924)	269	(532)	(308)
Net loss and comprehensive loss	$(66,524)	$(85,422)	$(20,301)	$(17,674)
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	21,956,162	20,120,442	22,371,289	21,699,184
Net loss per share attributable to common stockholders, basic and diluted	$(3.03)	$(4.25)	$(0.91)	$(0.81)
Balance Sheet Data	December 31, 2020	December 31, 2019	March 31, 2021
(In thousands)
Total assets	$106,688	$168,691	$111,758
Total liabilities	36,016	36,490	56,293
Total redeemable convertible preferred stock and stockholders’ deficit	70,672	132,201	55,465

Selected Unaudited Pro Forma Condensed Combined Financial Information

The selected unaudited pro forma condensed combined financial information gives effect to the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, AHAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Humacyte will represent a continuation of the financial statements of Humacyte with the Business Combination treated as the equivalent of Humacyte issuing stock for the net assets of AHAC, accompanied by a recapitalization. The net assets of AHAC will be stated at historical cost, with no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Humacyte.

The selected unaudited pro forma condensed combined balance sheet data as of March 31, 2021 gives pro forma effect to the Business Combination and the other events contemplated by the Business Combination Agreement as if they had occurred on March 31, 2021. The selected unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, combine the historical statements of operations of AHAC for the period from July 1, 2020 (inception) through December 31, 2020, and the historical statements of operations of Humacyte for the year ended December 31, 2020 on a pro forma basis as if the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction had been consummated on January 1, 2020, the beginning of the earliest period presented. The selected unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021, combine the historical statements of operations of AHAC for the three months ended March 31, 2021, and the historical statements of operations of Humacyte for the three months ended March 31, 2021 on a pro forma basis as if the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction had been consummated on January 1, 2020, the beginning of the earliest period presented.

The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of New Humacyte appearing elsewhere in this proxy statement/prospectus and the accompanying notes in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the historical financial statements and related notes of AHAC and Humacyte for the applicable periods included elsewhere in this proxy statement/prospectus. The selected unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what New Humacyte’s financial position or results of operations actually would have been had the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction been completed as of the dates indicated. The selected unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of New Humacyte.

AHAC is providing the following selected unaudited pro forma condensed combined financial information to assist you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by AHAC’s Public Stockholders of shares of AHAC Class A Common Stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account:

•        Assuming No Redemption — this scenario assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares; and

•        Assuming Maximum Redemption — this scenario assumes that 10,000,000 shares of AHAC Class A Common Stock are redeemed, which excludes 355,000 shares of Class A Common Stock held by the Sponsor and AHAC’s other initial stockholders who have agreed to waive their redemption rights, at an assumed redemption price of approximately $10.00 per share based on the funds held in the Trust Account as of March 31, 2021 for an aggregate payment of $100.0 million.

The two redemption scenarios assumed in the unaudited pro forma condensed combined balance sheet and statement of operations do not include adjustments for the 5,000,000 outstanding Public Warrants issued in connection with the Initial Public Offering as such securities are not exercisable until 30 days after the Closing or the Warrants that may be issued in connection with the conversion of Working Capital Loans (as defined herein) as the Sponsor has not determined whether to exercise the conversion option.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

in thousands, except share and per share data	Assuming No Redemption	Assuming Maximum Redemption
Selected Unaudited Pro Forma Condensed Combined Statement of Operations – Year Ended December 31, 2020
Total revenue	$1,491	$1,491
Total expenses	$66,340	$66,340
Operating loss	$(64,849)	$(64,849)
Net loss	$(69,957)	$(69,957)
Loss per share	$(0.66)	$(0.73)
Weighted average shares outstanding – basic and diluted	105,934,776	95,934,776

Selected Unaudited Pro Forma Condensed Combined Statement of Operations – Three Months Ended March 31, 2021
Total revenue	$155	$155
Total expenses	$20,418	$20,418
Operating loss	$(20,263)	$(20,263)
Net loss	$(21,630)	$(21,630)
Loss per share	$(0.20)	$(0.23)
Weighted average shares outstanding – basic and diluted	105,934,776	95,934,776

in thousands, except share and per share data	Assuming No Redemption	Assuming Maximum Redemption
Selected Unaudited Pro Forma Condensed Combined Statement of Financial Position as of March 31, 2021
Total current assets	$298,542	$199,914
Total assets	$361,726	$263,098
Total current liabilities	$13,189	$13,189
Total liabilities	$198,002	$198,002
Total stockholders’ equity	$163,724	$65,096

COMPARATIVE PER SHARE DATA

The following table sets forth:

•        historical per share information of AHAC for the period from July 1, 2020 (inception) through December 31, 2020 and the three months ended March 31, 2021;

•        historical per share information of Humacyte for the year ended December 31, 2020 and the three months ended March 31, 2021; and

•        unaudited pro forma per share information of the Combined Company for the year ended December 31, 2020 and the three months ended March 31, 2021 after giving effect to the Business Combination and PIPE Investment, assuming two redemption scenarios as follows:

•        Scenario 1 — Assuming No Redemptions:    This presentation assumes that no Public Stockholders of AHAC exercise redemption rights with respect to their Public Shares.

•        Scenario 2 — Assuming Maximum Redemptions:    This presentation assumes that 10,000,000 shares of Class A Common Stock are redeemed, which excludes 355,000 shares of Class A Common Stock held by the Sponsor and AHAC’s other initial stockholders who have agreed to waive their redemption rights, at an assumed redemption price of approximately $10.00 per share based on the funds held in the Trust Account as of March 31, 2021 for an aggregate payment of $100.0 million.

The following table is also based on the assumption that 17,500,000 shares of Class A Common Stock are issued to the PIPE Investors upon the consummation of the PIPE Investment. If the actual facts are different than this assumption, the below numbers will be different.

The historical information should be read in conjunction with “Information about AHAC — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information about Humacyte — Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus and the audited financial statements and the related notes of AHAC and Humacyte contained elsewhere in this proxy statement/prospectus.

The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net loss per share information below does not purport to represent what the actual results of operations of New Humacyte would have been had the Business Combination been completed, or to project New Humacyte results of operations that may be achieved after the Business Combination. The unaudited pro forma book value per share information below does not purport to represent what the book value of New Humacyte would have been had the Business Combination been completed nor the book value per share for any future date or period.

			Combined Pro Forma		Humacyte Equivalent Per Share Pro Forma(b)
	AHAC (Historical)	Humacyte (Historical)	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption
As of March 31, 2021
March 31, 2021 book value per share(a)	$1.00	$(16.16)	$1.55	$0.68	$0.41	$0.18

For the three months ended March 31, 2021
Cash dividends per share	$—	$—	$—	$—	$—	$—

Weighted average shares:
Weighted average share outstanding of Class A common stock – basic and diluted	10,350,000	—	—	—	—	—
Weighted average share outstanding of Class B common stock – basic and diluted	8,625,000	—	—	—	—	—
Weighted average share outstanding of common stock – basic and diluted	—	22,371,289	105,934,776	95,934,776	—	—

Earnings (loss) per share:
Loss per Class B shares, basic and diluted	$(0.20)	$—	$—	$—	$—	$—
Loss per Class A share, basic and diluted	$—	$(0.91)	$(0.20)	$(0.23)	$(0.05)	$(0.06)

For the year ended December 31, 2020
Cash dividends per share	$—	$—	$—	$—	$—	$—

Weighted average shares:
Weighted average share outstanding of Class A common stock – basic and diluted	6,338,515	—	—	—	—	—
Weighted average share outstanding of Class B common stock – basic and diluted	2,500,000	—	—	—	—	—
Weighted average share outstanding of common stock – basic and diluted	—	21,956,162	105,934,776	95,934,776	—	—

Earnings (loss) per share:
Earnings per Class B shares, basic and diluted	$0.56	—	—	—	—	—
Loss per share, basic and diluted	$—	$(3.03)	$(0.66)	$(0.73)	$(0.17)	$(0.19)

____________

(a)      Book value per share is calculated using the formula: total permanent equity divided by the total number of shares of common stock outstanding classified in permanent equity.

(b)      The Humacyte equivalent pro forma basic and diluted per share data and book value is calculated by multiplying the combined pro forma per share data by the Exchange Ratio.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When AHAC discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, AHAC’s management.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

•        AHAC’s ability to complete the Business Combination or, if AHAC does not consummate such Business Combination, any other initial business combination;

•        satisfaction or waiver (if applicable) of the conditions to the Business Combination Agreement;

•        the occurrence of any other event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•        the projected financial information, anticipated growth rate, and market opportunities of the Combined Company;

•        the ability to obtain or maintain the listing of New Humacyte common stock and New Humacyte warrants on Nasdaq following the Business Combination;

•        New Humacyte’s public securities’ potential liquidity and trading;

•        New Humacyte’s ability to raise financing in the future;

•        New Humacyte’s success in retaining or recruiting, or changes required in, officers, key employees or directors following the completion of the Business Combination;

•        AHAC officers and directors allocating their time to other businesses and potentially having conflicts of interest with AHAC’s business or in approving the Business Combination;

•        the use of proceeds not held in the Trust Account or available to AHAC from interest income on the Trust Account balance;

•        factors relating to the business, operations and financial performance of Humacyte, including:

•        Humacyte’s plans and ability to execute product development, process development, preclinical development efforts successfully and on the timelines anticipated by Humacyte;

•        Humacyte’s ability to use its proprietary scientific technology platform to build a pipeline of additional product candidates;

•        Humacyte’s plans and ability to obtain marketing approval from the FDA and other regulatory authorities, including the European Medicines Agency (“EMA”), for its HAVs and other product candidates;

•        Humacyte’s ability to design, initiate and successfully complete clinical trials and other studies for its product candidates and its plans and expectations regarding its ongoing or planned clinical trials, including for its ongoing V005 Phase II/III clinical trial and V007 Phase III clinical trial;

•        Humacyte’s plans and ability to commercialize its HAVs and other product candidates, if approved by regulatory authorities;

•        the expected size of the target populations for Humacyte’s product candidates;

•        Humacyte’s assessment of the competitive landscape;

•        the degree of market acceptance of HAVs, if approved, and the availability of third-party coverage and reimbursement;

•        Humacyte’s ability to manufacture HAVs and other product candidates in sufficient quantities to satisfy its clinical trial and commercial needs;

•        Humacyte’s expectations regarding its strategic partnership with Fresenius Medical Care to sell, market and distribute Humacyte’s 6 millimeter HAV for certain specified indications;

•        the performance of other third parties on which Humacyte relies, including its third-party manufacturer, its licensors, its suppliers and the organizations conducting its clinical trials;

•        Humacyte’s ability to obtain and maintain intellectual property protection for its product candidates as well as its ability to operate its business without infringing, misappropriating or otherwise violating the intellectual property rights of others;

•        Humacyte’s ability to maintain the confidentiality of its trade secrets, particularly with respect to its manufacturing process;

•        Humacyte’s compliance with applicable laws and regulatory requirements, including FDA regulations, healthcare laws and regulations, and anti-corruption laws;

•        the financial forecasted information relating to Humacyte’s future business operations and its expectations around the market opportunity for its product candidates;

•        Humacyte’s ability to attract, retain and motivate qualified personnel and to manage its growth effectively;

•        Humacyte’s future financial performance and capital requirements;

•        Humacyte’s ability to implement and maintain effective internal controls; and

•        the impact of the COVID-19 pandemic on Humacyte’s business, including its manufacturing efforts, and its preclinical studies and preclinical trials.

AHAC cautions you that the foregoing list may not contain all of the forward-looking statements made in this proxy statement/prospectus.

These forward-looking statements are only predictions based on the current expectations and projections of AHAC and Humacyte about future events and are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this proxy statement/prospectus. Moreover, Humacyte operates in a competitive industry, and new risks emerge from time to time. It is not possible for the management of AHAC or Humacyte to predict all risks, nor can AHAC or Humacyte assess the impact of all factors on their respective businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements AHAC may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this proxy statement/prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements in this proxy statement/prospectus.

The forward-looking statements included in this proxy statement/prospectus are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although AHAC believes that the expectations reflected in its forward-looking statements are reasonable, neither AHAC nor Humacyte can guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Neither AHAC nor Humacyte undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement/prospectus to conform these statements to actual results or to changes in expectations, except as required by law.

You should read this proxy statement/prospectus and the documents that have been filed as Annexes and exhibits hereto with the understanding that the actual future results, levels of activity, performance, events and circumstances of AHAC and Humacyte may be materially different from what is expected.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. The value of your investment in New Humacyte following consummation of the Business Combination will be subject to the significant risks affecting Humacyte and inherent to the industry in which it operates. If any of the events described below occur, the post-acquisition business and financial results could be adversely affected in a material way. This could cause the trading price of the Combined Company’s common stock to decline, perhaps significantly, and you therefore may lose all or part of your investment. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Humacyte prior to the consummation of the Business Combination, which will be the business of the Combined Company following the consummation of the Business Combination.

Summary of Risk Factors

The following is a summary of principal risk to which (i) our business, operations and financial performance and (ii) the Business Combination are subject. Each of these risks is more fully described in the individual risk factors immediately following this summary.

Risks Related to the Business, Operations and Financial Performance of Humacyte

•        We have never generated product revenue and have incurred significant losses to date. We expect to continue to incur losses for the foreseeable future and may never generate product revenue or be profitable. In our audited financial statements as of and for the year ended December 31, 2020, we concluded that there is substantial doubt about our ability to continue as a going concern within one year from the original issuance date of such financial statements. We will need to raise additional capital to finance our operations, which we may not be able to do on acceptable terms or at all.

•        The terms of our existing indebtedness may limit our ability to incur future debt.

•        If our clinical trials fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or do not otherwise produce favorable results, we may incur significant additional costs or experience significant delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•        We may experience delays or difficulties in the enrollment of patients in our clinical trials, which may delay or prevent additional clinical trials and our receipt of necessary marketing approvals.

•        Lack of experience by investigators and surgeons with our HAVs can lead to incorrect implantation or follow-up procedures which could harm the results of our clinical trials and market acceptance of our HAVs, if approved.

•        Our near-term prospects are dependent on the success of our 6 millimeter HAV, and if we are unable to successfully develop and commercialize it, our business, operating results and financial condition will be materially harmed.

•        We may not be successful in our efforts to use our proprietary scientific technology platform to build a pipeline of additional product candidates.

•        Even if our HAVs receive marketing approval in the future for one or more of our product candidates, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

•        The sizes of the market opportunities for our product candidates have not been established with precision and are estimates that management believes to be reasonable. If these market opportunities are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the relevant patient population, our revenue and ability to achieve profitability might be materially and adversely affected.

•        Our distribution agreement with Fresenius Medical Care imposes obligations on us that may restrict our ability to operate our business in ways we believe to be in our long-term best interest.

•        If we receive approval for a product candidate that is not subject to our distribution agreement with Fresenius Medical Care, and we are unable to establish our own marketing, sales and distribution capabilities or are unable to enter into agreements with third parties do so, we may not be able to generate product revenue and will have to alter our development and commercialization plans.

•        The outbreak of COVID-19 may continue to adversely impact our business, including our manufacturing efforts, and our preclinical studies and clinical trials.

•        The manufacture of our product candidates is complex, we have not manufactured commercial product, and we may encounter difficulties in production. If we or any third-party manufacturer encounter such difficulties, our ability to supply our product candidates for clinical trials or, if approved, for commercial sale could be delayed or halted entirely.

•        We may be unable to demonstrate comparability between HAVs manufactured using the AURA system and HAVs manufactured using the LUNA200 system. Failure to demonstrate such comparability could adversely affect our ability to secure regulatory approval for our product candidates.

•        We rely on third parties to conduct and support our clinical trials, and those third parties may not perform satisfactorily, including by failing to adhere to regulatory requirements or our stated protocols or to meet deadlines for the completion of such trials.

•        We rely on third-party suppliers, including sole source suppliers, to provide certain components for our product candidates. Any failure by a third-party supplier to supply these components for manufacture may delay or impair our ability to complete our clinical trials and to commercialize our product candidates.

•        We intend to rely on our strategic, global partnership with Fresenius Medical Care to undertake, or assist with, the marketing, sale and distribution of certain of our product candidates if we receive marketing approval from relevant regulatory authorities. Disruption of this arrangement could materially adversely affect our business, prospects, operating results and financial condition.

•        Our ability to successfully commercialize our products may be impaired if we are unable to obtain and maintain effective intellectual property rights for our proprietary scientific technology platform and product candidates.

Risks Related to the Business Combination

•        The opinion of Lake Street, AHAC’s financial advisor, does not reflect changes in circumstances between February 16, 2021, the date Lake Street issued the opinion, and the Closing.

•        The exercise of AHAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of AHAC’s stockholders.

•        If AHAC is unable to complete the Business Combination with Humacyte or another business combination by September 22, 2022 (or such later date as may be approved by AHAC’s stockholders), AHAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its Board, dissolving and liquidating. In such event, third parties may bring claims against AHAC and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.

•        There is no guarantee that a Public Stockholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

•        Subsequent to the Closing, New Humacyte may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Risks Related to Humacyte’s Business and Industry

Risks Related to the Development and Commercialization of Our Product Candidates

If our clinical trials fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or do not otherwise produce favorable results, we may incur significant additional costs or experience significant delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates. If we experience significant delays or significant additional costs, our business will be materially harmed.

As with all regulated biologics, before obtaining marketing approval for any of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive and time-consuming, and its outcomes are uncertain. We believe the novelty of our research and development efforts, which are focused on the development of bioengineered human, acellular, tissue-based vessels for use across a wide spectrum of applications in vascular surgery, augments this uncertainty. The scientific discoveries that form the basis for our efforts to develop our product candidates are relatively new, and the scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. At this time, no products based on HAVs have been approved in the United States or in Europe. The clinical trial requirements of the FDA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential product, and we may not succeed in obtaining marketing approval even if we view our clinical trials as successful. Data obtained from preclinical and clinical activities, and manufacturing comparability studies, are also subject to varying interpretations, which may delay, limit or prevent marketing approval. In such circumstances, we could experience significant delays, or be prevented from, developing or commercializing our HAVs, and our business, prospects, operating results and financial condition could be materially harmed.

Our V006 trial did not meet its primary endpoint, and if we fail to achieve the primary endpoint of our other ongoing or future clinical trials, or if safety issues arise, or if our comparability demonstration between our former and new manufacturing process fails or is not accepted by the FDA, or if the results from our clinical trials are otherwise inadequate to support regulatory approval of our product candidates, we may incur significant additional costs or experience significant delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Even if we receive FDA approval for our HAVs, we may face a number of difficulties if the results of our clinical trials are unfavorable, inconclusive, or only modestly favorable or if there are safety concerns, such as adverse events (“AEs”) or serious adverse events (“SAEs”), which could include clotting, mechanical failure, immunological rejection, or infection, that could outweigh potential benefits associated with such product candidates. This could result in:

•        obtaining approval for indications or patient populations that are not as broad as intended or desired;

•        obtaining approval with, or later becoming subject to, labelling that includes significant use or distribution restrictions or significant safety warnings;

•        being subject to a Risk Evaluation and Mitigation Strategy (“REMS”) or equivalent requirement from a comparable foreign regulatory agency, to ensure that the benefits of a biological product outweigh its risks or to change the way the product is used;

•        being required to perform additional clinical trials to support approval or comparability or being subject to additional post-marketing testing requirements;

•        having regulatory authorities withdraw their approval of the product;

•        being sued; or

•        suffering damage to our reputation.

Any of these events could cause us to incur significant additional costs, significant delays and prevent us from achieving or maintaining market acceptance of or commercializing one or more of our product candidates.

If we experience failures or delays in our preclinical and clinical programs, we would be prevented from developing and commercializing our product candidates in a timely matter, if at all.

A number of factors impact the timing of our preclinical and clinical programs and the development and commercialization of our product candidates. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. Events that prevent successful or timely completion of the development of our product candidates beyond unfavorable or inconclusive clinical trial results include, among others, the following:

•        delays in the testing, validation, manufacturing or delivery of our product candidates to the clinical sites;

•        delays in reaching — or inability to reach — agreement with the FDA or other regulatory agencies on trial design, including final confirmation from the FDA as to the parameters of our V005 trial;

•        delays in reaching agreement on acceptable terms with prospective clinical research organizations (“CROs”) and clinical trial sites;

•        delays in obtaining required Institutional Review Board (“IRB”) approval at each clinical trial site;

•        delays in recruiting suitable patients in sufficient volume to participate in our clinical trials and in having those patients complete participation in our clinical trials or return for follow-up, including delays related to the ongoing COVID-19 pandemic;

•        the occurrence of SAEs associated with any of our product candidates that are viewed to outweigh their potential benefits;

•        imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial sites;

•        failure by CROs, other third parties or us to adhere to clinical trial requirements;

•        failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or current good tissue practices (“cGTP”), or applicable regulatory guidelines in other countries;

•        clinical trial sites dropping out of, or being removed from, a trial; or

•        changes in regulatory requirements and guidance that require amending or submitting new clinical protocols or data.

Any inability to successfully complete development of our product candidates would likely result in significant additional costs to us and impair our ability to generate revenue. Clinical trial delays could also allow our competitors to bring products to market before we do, which could materially impair our ability to successfully commercialize our product candidates and may harm our business and prospects.

Our progress in early stage clinical trials may not be indicative of long-term efficacy in late stage clinical trials, and our progress in trials for one product candidate may not be indicative of progress in trials for another product candidate.

The product candidates in our pipeline are at various stages of development. Trial designs and results from previous studies are not necessarily predictive of our future clinical trial designs or results, and initial results of ongoing trials may not be confirmed upon full analysis of the complete trial data. A number of companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier stage clinical trials, and we may experience similar setbacks. Favorable results in clinical trials for one of our product candidates also do not necessarily indicate that we will obtain positive results in clinical trials related to other product candidates. The novelty of our proprietary scientific technology platform adds another layer of risk that early-stage clinical trials may not be indicative of long-term efficacy in our late-stage clinical trials. If we are unable to demonstrate favorable results in future clinical trials for our various product candidates, we expect that our business, prospects, operating results and financial condition will be materially adversely affected.

Additionally, several of our past, planned and ongoing clinical trials utilize an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate. Some open-label clinical trials test only the investigational product candidate without a comparator. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates when studied in an environment with an active control.

Interim, “topline,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or topline data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, although we may not have received or had the opportunity to fully and carefully evaluate all data at the time such preliminary or topline results are released. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available, or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition. In addition, the information we choose to publicly disclose regarding a particular clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If SAEs occur at an unacceptable rate or other unacceptable side effects are identified in our HAVs we may need to delay, abandon or limit development and marketing of our product candidates.

Our HAVs may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining marketing approval. The reported SAEs related to the HAV for hemodialysis access, a patient population which typically has a high prevalence of existing medical conditions, are detailed in the table below which summarizes results from our V006 HUMANITY Phase III study in which subjects were randomized to receive either a HAV or a commercially available ePTFE graft.

SAEs Reported in V006 Phase III Clinical Study in AV Access

Description of SAE	Number of SAEs (% of total subjects)
	HAV	ePTFE
Number of subjects in V006 study	177	178

General disorders and administration conditions:
Implant site extravasation	0 (0.0%)	1 (0.6%)
Infections and infestations
Vascular access site infection	0 (0.0%)	5 (2.8%)
Injury, poisoning and procedural complications:
Anastomotic stenosis	1 (0.6%)	(0.0%)

Description of SAE	Number of SAEs (% of total subjects)
	HAV	ePTFE
Vascular access site hematomas	1 (0.6%)	(0.0%)
Vascular access site hemorrhage	0 (0.0%)	3 (1.7%)
Vascular access site pain	1 (0.6%)	0 (0.0%)
Vascular access site pseudoaneurysm	10 (5.6%)	0 (0.0%)
Vascular access site rupture	2 (1.1%)	0 (0.0%)
Vascular access site thrombosis	41 (23.2%)	28 (15.7%)
Skin and subcutaneous tissue disorders:
Skin necrosis	0 (0.0%)	1 (0.6%)
Vascular disorders:
Steal syndrome	2 (1.1%)	2 (1.1%)
Subclavian vein occlusion	0 (0.0%)	1 (0.6%)
Vascular stenosis	34 (19.2%)	27 (15.2%)
Venous stenosis	3 (1.7%)	9 (0.0%)

In our V002 and V004 Phase II clinical studies in PAD in 35 subjects, another patient population which typically has a high prevalence of existing medical conditions, the SAEs reported for the HAV are detailed in the table below.

SAEs Reported in V002 and V004 Phase II Clinical Studies in PAD

Description of SAE	Number of SAEs (% of total subjects)
Number of subjects in V002 and V004 studies	N=35

Arterial bypass thrombosis	3 (8%)
Anastomotic stenosis	1 (3%)
Graft Thrombosis	2 (6%)
Vascular Graft Complication	1 (3%)

If our HAVs are associated with undesirable side effects in clinical trials or have negative characteristics that are unexpected, we may need to perform additional clinical trials, abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Even if one of our product candidates is approved, the FDA and other regulatory authorities may take action to withdraw it from the market if serious safety concerns emerge. Any of these events could cause us to delay, abandon or limit the development and, if approved, marketing of our product candidates.

We may experience delays or difficulties in the enrollment of patients in our clinical trials, which may delay or prevent additional clinical trials and our receipt of necessary marketing approvals.

We are currently enrolling patients in several clinical trials, including in our V005 trial, which is a Phase II/III clinical trial of our 6 millimeter HAV in traumatic vascular repair and our V007 trial, which is a Phase III clinical trial comparing the safety and efficacy of our 6 millimeter HAV to AV fistula for hemodialysis access. Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends in part on the rate at which we can recruit patients to participate in such trials. Additionally, the COVID-19 pandemic has had and may continue to have a sustained impact on our ability to recruit and follow up with patients. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA and other regulatory authorities, and as such our product candidates could be delayed or otherwise adversely affected. Patient enrollment and trial completion is affected by many factors including the:

•        size of the patient population and process for identifying subjects;

•        availability of clinical trial research resources at clinical sites in the era of the COVID-19 pandemic;

•        availability of persons to provide or obtain patient consent for trial participation due to COVID-19 restrictions;

•        design of the trial protocol;

•        inclusion and exclusion criteria;

•        safety profile, to date, of the product candidate under study;

•        perceived risks and benefits of the product candidate under study;

•        availability of competing therapies and clinical trials;

•        severity of the disease under investigation;

•        degree of progression of the subject’s disease at the time of enrollment;

•        proximity and availability of clinical trial sites for prospective subjects;

•        the impact of the COVID-19 pandemic or future pandemics or similar events on patients’ willingness and ability to participate in clinical trials or on study site policies;

•        ability to obtain and maintain subject consent;

•        risk that enrolled subjects will drop out before completion of the trial;

•        patient referral practices of physicians; and

•        ability to monitor subjects adequately during and after treatment.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

Lack of experience by investigators and surgeons with our HAVs can lead to incorrect implantation or follow-up procedures which could harm the results of our clinical trials and market acceptance of our HAVs, if approved.

Our HAVs are currently in various stages of preclinical and clinical testing and have not been widely used. We do not have the personnel capacity to directly conduct or manage all of the clinical trials that are necessary for the development of our HAVs. Therefore, we rely, and will continue to rely, on third parties to assist us in managing, monitoring and conducting our clinical trials. Some of the investigators in our clinical trials have not been, and, if our HAVs receive marketing approval, surgeons may not be, previously exposed to the implantation and follow-up procedures related to their use. As a result, our HAVs may be, and have been in the past, incorrectly implanted and follow-up procedures may be performed incorrectly, resulting in violations of our trial protocols, increased interventions or failure of the HAV. Our efforts to educate investigators, surgeons and interventionalists regarding the proper techniques for use of our HAVs both during clinical trials and following potential commercialization may be costly, prove unsuccessful and could materially harm our ability to continue the clinical trials or marketing of our HAVs. Regulatory authorities may also seek to impose restrictive labeling or proactive communication obligations on any marketing approval granted for use of our HAVs as a result, which could reduce market acceptance of any of our HAVs that receive marketing approval.

Our near-term prospects are dependent on the success of our 6 millimeter HAV, and if we are unable to successfully develop and commercialize it, our business, operating results and financial condition will be materially harmed.

We currently have no products approved for sale and, while we are developing a number of product candidates, we have invested and continue to invest a substantial portion of our efforts and financial resources in the development of our 6 millimeter HAV. None of our remaining product geometries and modifications have advanced beyond preclinical development. As a result, in the near term we are dependent on the success of our 6 millimeter HAV, and if we are unable to successfully develop, obtain marketing approval for, and commercialize it, our business, along with our operating results and financial condition, will be materially harmed. Even if we succeed with the development of our 6 millimeter HAV, our ability to generate product revenue and become profitable from our 6 millimeter HAV depends on our assumptions regarding the relevant market opportunity, for which our estimates may prove inaccurate, and market acceptance in any approved indication, which may never occur.

We may not be successful in our efforts to use our proprietary scientific technology platform to build a pipeline of additional product candidates.

A key element of our strategy is to use our proprietary scientific technology platform to expand our pipeline of HAVs and to progress other product candidates into and through clinical development. We may not be able to identify or develop future product candidates that are safe and effective. Even if we are successful in building our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including if they have harmful side effects or other characteristics that render them unlikely to receive marketing approval or achieve market acceptance. Research programs to identify new product candidates require substantial technical, financial and human resources, and we may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. If we do not successfully develop and commercialize additional product candidates based upon our technology, we may have difficulty generating product revenue in the future, which could result in significant harm to our business, prospects, operating results and financial condition and adversely affect our stock price.

Even if our HAVs receive marketing approval in the future for one or more of our product candidates, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even with the requisite approvals from the FDA in the United States, the European Commission in the European Union (the “EU”) and other regulatory authorities internationally, the commercial success of our HAVs will depend, in part, on the acceptance of physicians, patients and health care payors, as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, health care payors and others in the medical community due to ethical, social, medical and legal concerns. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable.

The degree of market acceptance of any of our product candidates that receives marketing approval will depend on a number of factors, including:

•        the efficacy and potential advantages of our product candidates compared with alternative products or methods, including convenience and ease of administration;

•        the prices we charge for our products, if approved;

•        the availability of third-party coverage and adequate reimbursement;

•        the willingness of the target patient population to try new products and methods and of physicians to use these products and methods;

•        the quality of our relationships with patient advocacy groups;

•        the strength of marketing and distribution support;

•        the availability of the product and our ability to meet market demand;

•        the prevalence and severity of any side effects; and

•        any restrictions on the use of our products, if approved.

The sizes of the market opportunities for our product candidates have not been established with precision and are estimates that management believes to be reasonable. If these market opportunities are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the relevant patient population, our revenue and ability to achieve profitability might be materially and adversely affected.

Our estimates of the market opportunity for certain of our product candidates, as set forth in this proxy statement/prospectus, are based on a number of internal and third-party estimates. While we believe our assumptions and the data underlying these estimates are reasonable, they may be inaccurate or based on imprecise data; in addition, the assumptions and conditions underlying the estimates may change at any time. For example, the number of patients who ultimately use our product candidates, if approved by regulatory authorities, and our total market opportunities for such product candidates, will depend on, among other things, pricing and reimbursement, market acceptance of those product candidates and patient access, and may be lower than we estimate. Additionally, any approval we receive for our product candidates may be based on a narrower definition of the relevant patient population than we have estimated. Either of these circumstances could materially harm our business, financial condition, results of operations and prospects.

We face and will continue to face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do, which may adversely affect our ability to successfully market or commercialize our HAVs.

The development and commercialization of new biological products is highly competitive and subject to rapid change and technological advancements. If approved, we expect our HAVs would compete with the use of a patient’s own blood vessels, as well as a variety of marketed products, such as conventional synthetic grafts, xenografts, and allografts, as well as developing technologies.

We expect to face competition with respect to any additional product candidates that we may seek to develop or commercialize in the future from a variety of sources, including major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies, hospital product-focused companies, as well as public and private universities and research organizations.

Many of our existing or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than the products that we develop. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than we may obtain the same approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

We plan to seek marketing approval for our HAVs in the United States as a biologic and in the EU as a medicinal product. In both the United States and the EU, our competitors may try to market vascular conduits similar to our product candidates as medical devices. Such competitive products could have comparable characteristics and could function similarly in the body (and could even be protein-based like our product candidates). Companies may be able to obtain marketing approval for such products on the basis of less data than the data required for a BLA and marketing similar products as devices could permit our competitors to circumvent regulatory exclusivity for biologics in the United States and medicinal products in the EU.

Our distribution agreement with Fresenius Medical Care imposes obligations on us that may restrict our ability to operate our business in ways we believe to be in our long-term best interest.

We expect to rely on our strategic, global relationship with Fresenius Medical Care for the development and commercialization of certain of our product candidates. As discussed in more detail in the section of the proxy statement/prospectus titled “Information about Humacyte — Business — Distribution — Distribution Agreement with Fresenius Medical Care,” Fresenius Medical Care will have the exclusive right to develop outside of the United States and EU and commercialize outside of the United States, among other things, our 6 millimeter x 42cm HAV and all improvements thereto, and modifications and derivatives thereof (including any changes to the length, diameter, or configuration of the foregoing), which we refer to as the distribution product, for use in vascular creation, repair, replacement or construction (including renal replacement therapy for dialysis access, the treatment of vascular trauma, and the treatment of PAD, but excluding coronary artery bypass graft, pediatric heart surgery, or adhering pancreatic islet cells onto the outer surface of the distribution product for use in diabetic patients). We refer to these indications wherein Fresenius Medical Care has rights to develop and commercialize Humacyte’s products as the field. The distribution agreement also imposes a number of restrictions on our business. For instance, outside the United States, the distribution agreement restricts our ability to engage a distributor for the distribution product outside the field or for HAV products other than the distribution product: we have granted Fresenius Medical Care (i) an exclusive right of first negotiation for exclusive distribution rights outside the United States for the distribution product for use outside the field, and (ii) an exclusive right of first negotiation for exclusive distribution rights outside the United States for our other HAV products, if any, subject, in each case, to certain conditions. These and other obligations may restrict our ability to operate our business in ways we believe are in our long-term best interest, which could harm our business and our prospects.

If we receive approval for a product candidate that is not subject to our distribution agreement with Fresenius Medical Care, and we are unable to establish our own marketing, sales and distribution capabilities or are unable to enter into agreements with third parties do so, we may not be able to generate product revenue and will have to alter our development and commercialization plans.

We currently have limited internal marketing, sales or distribution capabilities, and our management team has limited experience commercializing products following marketing approval. If one of our product candidates that is not subject to the distribution agreement with Fresenius Medical Care receives marketing approval, we will be required either to develop these capabilities internally or to make arrangements with third parties for the marketing, sales and distribution of the relevant product candidate. The establishment and development of our own marketing, sales and distribution functions will be expensive and time-consuming and may delay any product launch, and we may ultimately be unable to successfully develop the product candidate. In addition, or in the alternative, we could seek one or more partners to handle some or all of the marketing, sales and distribution activities associated with any such product candidate. However, we may face significant competition in seeking appropriate strategic partners, and the negotiation process is time consuming and complex. Therefore, we may not be able to enter into arrangements with third parties to do so on favorable terms or at all. In the event we are unable to develop our own marketing, sales and distribution functions or collaborate with a third-party organization for this purpose, we may not be able to successfully commercialize a product candidate that is not subject to the distribution agreement with Fresenius Medical Care, which would adversely affect our ability to generate revenue. Further, whether we commercialize any such product candidate on our own or rely on a third party to do so, our ability to generate revenue will be dependent on the effectiveness of the organization performing these functions.

Even if we receive marketing approval for our HAVs, there is uncertainty with respect to third-party coverage and reimbursement of our HAVs. They may also be subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, any of which could harm our business, prospects, operating results and financial condition.

There is uncertainty around third-party coverage and reimbursement of newly approved regenerative medicine type products, even those with the RMAT designation from FDA, such as our 6 millimeter HAV for AV access for performing hemodialysis, which received the RMAT designation in 2017. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which medical products and biologics will be covered and reimbursed. The Medicare and Medicaid programs increasingly are used as models for how private payors and government payors develop their coverage and reimbursement policies. Currently, no RMAT tissue engineered product has established coverage and reimbursement by the Centers for Medicare and Medicaid Services (“CMS”). Even if our HAVs receive approval from regulatory authorities, it is difficult to predict what CMS or any comparable foreign regulatory agency will decide with respect to coverage and reimbursement for novel products such as ours, as there is no body of established practices and precedents for these types of products.

The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives could also cause us to decrease any price we might establish for products, which could result in lower than anticipated product revenue. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including our costs related to research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. If the prices for our products, if any, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our business, prospects, operating results and financial condition will suffer, perhaps materially.

In some countries, particularly in Europe, the pricing of our product may be subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products, if approved, is unavailable or more limited in scope or amount than we anticipate, or if pricing is set at even lower levels than we anticipate, our business could be harmed, possibly materially.

Product liability lawsuits against us could cause us to incur substantial liabilities that may not be covered by our limited product liability insurance and may limit development, approval and commercialization of our HAVs and any other product candidates that we develop in the future.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk, if and when we commercially sell our HAVs and any other product candidates that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•        decreased demand for any product candidates or products that we develop or sell, leading to loss of revenue;

•        injury to our reputation and significant negative media attention;

•        withdrawal, or slower enrollment, of clinical trial participants;

•        significant costs to defend the related litigation and reduced resources of our management to pursue our business strategy;

•        substantial monetary awards to trial participants or patients; and

•        inability to further develop or commercialize our product candidates.

We currently hold limited product liability insurance coverage, and it may not be adequate to cover all liabilities that we may incur. We also may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

The outbreak of COVID-19 may continue to adversely impact our business, including our manufacturing efforts, and our preclinical studies and clinical trials.

The ongoing COVID-19 pandemic has impacted our business and we expect it to continue to do so. In response to the spread of COVID-19, we limited entry into our facilities for non-essential personnel, and instituted daily health checks and weekly COVID-19 screenings for employees who entered the facility. In addition, we have experienced delays in the ongoing enrollment of our clinical trials as a result of COVID-19. If COVID-19 continues to spread in the United States and elsewhere, we may experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•        further delays or difficulties in enrolling patients in our clinical trials;

•        delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•        delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;

•        changes in hospital or research institution policies or local regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•        diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals and clinics serving as our clinical trial sites and hospital and clinic staff supporting the conduct of our clinical trials;

•        interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others, or interruption of clinical trial subject visits and study procedures, or the closing of clinical trial sites due to the virus, the occurrence of which could affect the integrity of clinical trial data;

•        interruption in global shipping affecting the transport of clinical trial materials, such as our HAVs and other supplies used in our clinical trials;

•        interruption in supply of raw materials required to manufacture our product candidates;

•        risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, or will withdraw from the clinical trial due to concerns over COVID-19, which could impact the results of the clinical trial, including by increasing the number of observed adverse events, or reducing the statistical power of the clinical trials;

•        interruptions or delays in preclinical studies, including delays in obtaining and housing experimental animals and in performing surgical interventions on animals to test our products;

•        delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•        delays in receiving feedback or responses from the FDA regarding regulatory submissions;

•        delays in obtaining meetings with FDA reviewers regarding manufacturing and clinical trials;

•        limitations in employee resources that would otherwise be focused on the conduct of our clinical trials or the manufacture of our product candidates, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•        changes to the clinical endpoints, statistical analysis plan, or enrollment plans for ongoing clinical trials due to limitations in patients, resources, or sites, including due to COVID-19;

•        unanticipated deaths of clinical trial patients due to COVID-19 or due to lack of healthcare resources and follow-up as a consequence of COVID-19;

•        interruption or delays to our sourced discovery and clinical activities; and

•        impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

Three vaccines for COVID-19 were granted Emergency Use Authorization by the FDA in late 2020 and early 2021, and more may be authorized in the coming months. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials for the products needed for our clinical trials, which could lead to delays in these trials. In addition, the competition for bioprocessing, quality control, manufacturing and logistics personnel due to ramping up of COVID-19 vaccine production in the North Carolina region may make it difficult to recruit and retain necessary employees. The extent to which the COVID-19 pandemic impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

Risks Related to Manufacturing Our Product Candidates

The manufacture of our product candidates is complex, we have not manufactured commercial product, and we may encounter difficulties in production. If we or any third-party manufacturer encounter such difficulties, our ability to supply our product candidates for clinical trials or, if approved, for commercial sale could be delayed or halted entirely.

The process of manufacturing our HAVs is complex, highly regulated and subject to multiple risks. The manufacture of biologics such as our HAVs is susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which would harm our business, operating results and financial condition as well as our reputation.

We currently manufacturing the 6 millimeter HAVs for our clinical trials at our manufacturing facility in Durham, North Carolina, where we have created a scalable modular manufacturing process, which we refer to as the LUNA200 system, that we believe will enable us to manufacture our HAVs, if approved, in commercial quantities in compliance with current good manufacturing practices (“cGMPs”). Our efforts to scale out our manufacturing operations may not succeed. Scaling out a biologic manufacturing process is a difficult task, as there are risks including, among others, cost overruns, process reproducibility, stability issues, lot consistency and timely availability of raw materials. Prior to the establishment of our internal manufacturing facility, we employed a contract manufacturer who produced our HAVs using a smaller-production system known as the AURA system. We have limited experience manufacturing our HAVs in-house with the LUNA200 system, and no experience manufacturing the volume that we anticipate will be required to supply all of our clinical trials or to achieve planned levels of commercial sales following marketing approval, if received. Additionally, our manufacturing process has evolved over time and we may not have the experience, resources, or facility capacity to handle adoption of future changes or expansion of capacity. The forecasts of demand we plan to use to determine order quantities and lead times for components from outside suppliers may be incorrect, and we may be unable to obtain such components when needed and at a reasonable cost. In addition, we may not be able to develop and implement efficient manufacturing capabilities and processes to manufacture our HAVs in sufficient volumes that also satisfy the legal, regulatory, quality, price, durability, engineering, design and production standards required to commercialize our HAVs successfully.

If we are unable to produce sufficient quantities of our HAVs for our clinical trial needs or commercialization due to production system limitations, we may need to make additional changes to our manufacturing processes and procedures. Such changes to our manufacturing platform could trigger the need to conduct additional bridging studies between our prior clinical supply and that of any new manufacturing processes and procedures. Should we experience delays or be unable to produce sufficient quantities of our HAVs utilizing our current or a modified version of our manufacturing system, we expect that our development and commercialization efforts would be impaired as a result, which would likely materially adversely affect our business, prospects, operating results and financial condition.

We may be unable to demonstrate comparability between HAVs manufactured using the AURA system and HAVs manufactured using the LUNA200 system. Failure to demonstrate such comparability could adversely affect our ability to secure regulatory approval for our product candidates.

To date, most of the patients who have been treated in clinical trials involving our product candidates were treated with HAVs manufactured at third-party manufacturing facilities using the AURA system. We may experience a supply shortage of HAVs manufactured using the AURA system prior to the completion of our ongoing clinical trials and are planning to seek amendment of our existing Investigational New Drug applications (“INDs”) to allow for the utilization HAVs manufactured at our facility using the LUNA200 system for our ongoing and future clinical trials. In order to do so, we will need to demonstrate comparability between HAVs produced using the AURA system and HAVs produced using the LUNA200 system and have completed a comparability clinical study. We cannot be assured that the FDA will not require us to conduct additional analytical comparability analyses, preclinical studies and/or clinical trials before allowing us to use the HAVs manufactured using the LUNA200 system. Failure to demonstrate such comparability, or if we are required to conduct additional testing or additional clinical trials to demonstrate comparability, may delay or prevent our ability to continue our clinical trials or delay our ability to submit a BLA for marketing authorization, which would materially and adversely affect our business, prospects, operating results and financial condition.

Manufacturing facilities are subject to significant government regulations and approvals, which are often costly and could result in adverse consequences to our business if we fail to comply with the regulations or maintain the approvals.

Our manufacturing facility is subject to ongoing regulation and periodic inspection by the FDA and other regulatory authorities to ensure compliance with cGMPs. Failure to follow and document adherence to such regulations or other regulatory requirements may (i) lead to significant delays in the availability of product for our clinical trials, (ii) result in the termination of or a hold being placed on one or more of our clinical trials, or (iii) delay or prevent filing or approval of marketing applications for our HAVs.

To monitor compliance with applicable regulations, the FDA routinely conducts inspections of facilities and may identify potential deficiencies. For example, the FDA issues what are referred to as “Form 483s” that set forth observations and concerns that are identified during its inspections. Failure to satisfactorily address the concerns or potential deficiencies identified in a Form 483 could result in the issuance of a warning letter, which is a notice of the issues that the FDA believes to be significant regulatory violations requiring prompt corrective actions. Failure to respond adequately to a warning letter, or to otherwise fail to comply with applicable regulatory requirements could result in enforcement, remedial or punitive actions by the FDA or other regulatory authorities.

Risks Related to Our Reliance on Third Parties

We rely on third parties to conduct and support our clinical trials, and those third parties may not perform satisfactorily, including by failing to adhere to regulatory requirements or our stated protocols or to meet deadlines for the completion of such trials.

We do not independently conduct clinical trials for our product candidates and instead rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to perform various functions, including implanting our HAVs and monitoring patients. The FDA and other regulatory authorities require us and these third parties to comply with GCP and, where applicable, GTP for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of patients in clinical trials are protected; ultimately, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and trial protocol. Failure by us or these third parties to do so could require us to enroll additional trial subjects beyond those we anticipate, could require us to modify our protocol, which may cause us to lose previously established Special Protocol Assessment agreements with the FDA or similar agreements with other regulatory authorities concerning whether the design and size of our clinical trial adequately addresses scientific and regulatory requirements to support marketing approval, or could materially harm our ability to complete our clinical trials, including as a result of the need to remove trial sites and participants from the trial. We have in the past and may in the future need to terminate trial sites due to failure to conduct a trial in accordance with its protocol, applicable regulations, and generally accepted research standards.

The performance of the sites for our clinical trials may also be adversely affected by various other issues, including familiarity with the properties of our HAVs, intervention rates, insufficient training of personnel, variances in medical infrastructure, lack of familiarity with conducting clinical trials in accordance with international regulatory standards, communication difficulties or changes in local regulations. If these third parties do not successfully conduct our clinical trials in accordance with regulatory requirements or our stated protocols, carry out their contractual duties, or meet expected deadlines, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and may not be able to, or may be delayed in our efforts to, successfully commercialize our products if approved by regulatory authorities.

We rely on third-party suppliers, including sole source suppliers, to provide certain components for our product candidates. Any failure by a third-party supplier to supply these components for manufacture may delay or impair our ability to complete our clinical trials and to commercialize our product candidates.

We currently rely, and expect to continue to rely, on third parties for the supply of certain components necessary for our product candidates, such as donor tissue, other biologically derived substances, the PGA polymer mesh and the bioreactor bags in which our HAVs are grown. Our suppliers for certain of these materials, including SeraCare Life Sciences, Inc. (“SeraCare”) for the supply of human plasma and Confluent Medical Technologies, Inc. (“Confluent”) for the supply of polymer mesh, are sole source suppliers. Failure of one or more of our suppliers, including these sole source suppliers, to deliver components necessary for the production of our HAVs in a timely and sufficient manner, whether due to shortages of such materials, difficulties in scaling up supply to satisfy our clinical trial and commercial needs, contamination, recall, the COVID-19 pandemic or otherwise, or to source or manufacture such components in accordance with cGMPs and cGTPs, as applicable, could delay our ability to complete our clinical trials, obtain marketing approval and commercialize our product candidates. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. In addition, as part of the FDA’s approval of our product candidates, the FDA must review and approve the individual components of our production process, which includes raw materials, the manufacturing processes and facilities of our suppliers. Some of our current suppliers have not undergone this process nor have they had any components included in any product approved by the FDA. If our suppliers fail to comply with applicable regulations, and if we do not qualify alternate suppliers, the clinical development, marketing approval or commercialization of our product candidates could be delayed, thereby increasing our costs to complete clinical development and to obtain marketing approval and depriving us of potential product revenue.

We intend to rely on our strategic, global relationship with Fresenius Medical Care to undertake, or assist with, the development and commercialization of certain of our product candidates if we receive marketing approval from relevant regulatory authorities. Disruption of this arrangement could materially adversely affect our business, prospects, operating results and financial condition.

Under the distribution agreement, Fresenius Medical Care has the exclusive right to sell and distribute the distribution product in the field outside of the United States. In addition, under the terms of the distribution agreement, Fresenius Medical Care will collaborate with Humacyte in its commercialization of the distribution product in the field in the United States, including adoption of the distribution product as a standard of care in patients for which such use is supported by clinical results and health economic analyses. As a result of our arrangement with Fresenius Medical Care, we expect to be reliant on Fresenius Medical Care to undertake or assist with the development and commercialization, as well as, in some cases, obtaining and maintaining regulatory approval, of the distribution product in the field and for Fresenius Medical Care to do so in a manner consistent with applicable law and regulatory requirements outside of the United States. If Fresenius Medical Care otherwise fails to undertake or assist with the development or commercialization, or obtaining or maintaining regulatory approvals, of the distribution product in accordance with the terms of the distribution agreement, our business, prospects, operating results and financial condition would be adversely affected, perhaps materially.

Fresenius Medical Care also maintains certain discretionary termination rights on a country-by-country basis with respect to any country outside of the United States under the distribution agreement, as discussed in more detail in the section of this prospectus titled “Information about Humacyte — Business — Distribution — Distribution Agreement with Fresenius Medical Care.” If the distribution agreement is terminated, we may not be able to secure an alternative distributor in the applicable country on a timely basis or at all, in which case our ability to generate revenues from the distribution product in such country would be harmed.

In addition, if Fresenius Medical Care fails to undertake or assist with the development or commercialization, or obtaining or maintaining regulatory approval, as applicable, of the distribution product in a manner consistent with applicable law and regulatory requirements, patient access to, and demand for, the distribution product could be reduced, our reputation could be damaged, and, under certain circumstances, we could be exposed to potential liability. Furthermore, while Fresenius Medical Care has certain commercialization diligence obligations, Fresenius Medical Care is not restricted from offering its own products and services or the products and services of other companies that compete with the distribution product, and may not undertake or assist with the development or commercialization of the distribution product effectively.

Risks Related to Our Financial Position and Need for Additional Funding

We have never generated product revenue and have incurred significant losses to date. We expect to continue to incur losses for the foreseeable future and may never generate product revenue or be profitable.

Since inception, we have generated no product revenue, and prior to receipt of marketing approval from regulatory authorities, we will be unable to do so. We incurred net losses of $66.5 million and $85.4 million for the years ended December 31, 2020 and 2019, respectively, and $17.7 million and $20.3 million for the three months ended March 31, 2020 and 2021, respectively. As of December 31, 2020 and March 31, 2021, we had an accumulated deficit of $388.1 million and $408.4 million, respectively. To date, we have financed our operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through grants from governmental agencies. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials and development of our manufacturing technology, and we anticipate that our expenses will continue to increase over the next several years as we continue these activities. Our V005 and V007 trials are currently enrolling, and we currently intend to submit a BLA to the FDA relating to vascular trauma in 2022 and a supplement for AV access for hemodialysis in 2022. We also intend to continue scaling out our manufacturing facility to satisfy potential demand if the FDA approves our BLA, advancing preclinical and clinical development of additional clinical applications for our HAVs and funding our operations. Accordingly, we expect to continue to incur substantial operating losses for the foreseeable future, which may fluctuate significantly from quarter-to-quarter and year-to-year.

To become and remain profitable, we must succeed in obtaining marketing approval for our HAVs in the United States, in commercializing our HAVs, and in developing and commercializing additional product candidates that generate significant revenue. We may never succeed in these activities and, even if we do, may never generate revenue that is sufficient to achieve profitability.

Even if we do achieve profitability, we may not be able to sustain or increase profitability. Our failure to become and remain profitable would depress the value of our company and could impair our ability to maintain our research and development efforts, expand our business, diversify our product offerings or even continue our operations. A decline in the value of the Combined Company could also cause you to lose all or part of your investment.

Our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern.

Without giving effect to the anticipated net proceeds from the Business Combination and PIPE Investment, we do not believe our existing cash and cash equivalents will be sufficient to fund our anticipated operating expenses, including clinical trial expenses, and capital expenditure requirements into 2022. In our audited financial statements as of and for the year ended December 31, 2020, we concluded that this circumstance raised substantial doubt about our ability to continue as a going concern within one year from the original issuance date of such financial statements. Similarly, in its report on such financial statements, our independent registered public accounting firm included an explanatory paragraph stating that as we have generated no product revenue and have incurred net losses and negative cash flows from operations since inception there is substantial doubt about our ability to continue as a going concern. Until such time, if ever, as we are able to successfully develop and commercialize one or more of our product candidates, we expect to fund our operations through the sale of equity, debt, borrowing under credit facilities or through potential collaborations with other companies, other strategic transactions or government contracts and grants. We will need to raise additional capital to finance our operations, which we may not be able to do on acceptable terms or at all. If we are unable to raise additional capital, we could be forced to delay, reduce, suspend or cease our research and development programs or any future commercialization efforts, which would have a negative impact on our business, prospects, operating results and financial condition. After the consummation of the Business Combination, in our own required quarterly assessments, we may continue to conclude that there is substantial doubt about our ability to continue as a going concern, and future reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

We may need to raise additional funding, which may not be available on acceptable terms, or at all, and any failure to obtain capital when needed may force us to delay, limit or terminate our product development or commercialization efforts.

We expect to incur significant expenses in connection with our ongoing activities as we seek to (i) scale out our manufacturing facility to satisfy potential demand if our HAVs receive marketing approval in the United States, (ii) continue our preclinical and clinical development efforts, including the ongoing clinical trials, and (iii) obtain marketing approval for our 6 millimeter HAV, and, if marketing approval is obtained, to commercialize our HAVs for one or more approved indications. We will need additional funding in connection with these activities. Our future capital requirements will depend on many factors, including:

•        the progress and results of our clinical trials and interpretation of those results by the FDA and other regulatory authorities;

•        the cost, timing and outcome of regulatory review of our product candidates, particularly for approval of our HAVs in the United States;

•        the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our additional product candidates;

•        the cost and timing of our future commercialization activities, including product manufacturing, marketing and distribution for our HAVs if approved by the FDA, and any other product candidate for which we receive marketing approval in the future;

•        the amount and timing of revenues, if any, that we receive from commercial sales of any product candidates for which we receive marketing approval; and

•        the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Adequate capital may not be available to us when needed or on acceptable terms. If we are unable to raise capital, we could be forced to delay, reduce, suspend or cease our research and development programs or any future commercialization efforts, which would have a negative impact on our business, prospects, operating results and financial condition.

Pursuant to the terms of its outstanding indebtedness, Humacyte may be limited in its ability to incur future debt.

In March 2021, Humacyte entered into a Loan and Security Agreement (the “Loan Agreement”) with Silicon Valley Bank and SVB Innovation Credit Fund VIII, L.P., which provides a term loan facility of up to $50.0 million with a maturity date of March 1, 2025. Humacyte’s obligations under the Loan Agreement are secured by substantially all of its assets, except for its intellectual property.

Pursuant to the terms of the Loan Agreement, we are limited in our ability to incur additional indebtedness. In addition, a failure to comply with the covenants under the Loan Agreement could result in an event of default and an acceleration of amounts due. If an event of default occurs that is not waived by the lenders, and the lenders accelerate any amounts due, we may not be able to make accelerated payments, and the lenders could seek to enforce their security interests in the collateral securing such indebtedness, which could have a material adverse effect on our business and results of operations. Our payment obligations under the Loan Agreement reduce cash available to fund working capital, capital expenditures, research and development and other corporate purposes, and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry and prevent us from taking advantage of business opportunities as they arise. If market rates increase, we will have to pay additional interest on this indebtedness, which would further reduce cash available for our other business needs.

We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments on our indebtedness, or to fund our operations.

To date, we have not requested or obtained marketing approval for, or commercialized, any of our product candidates, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a development-stage company. Our operations to date, with respect to the development of our product candidates, have been limited to organizing and staffing our company, business planning, raising capital, identifying markets for our product candidates, undertaking preclinical studies and clinical trials of our product candidates for various potential indications and establishing research and development, manufacturing and distributing collaborations. We have not yet demonstrated the ability to obtain marketing approval for a product, to manufacture an approved product at commercial scale or to successfully commercialize an approved product. Consequently, any predictions you make about our financial prospects may not be as accurate as they could be if we had received marketing approval and begun commercializing a product.

Risks Related to Government Regulation

We may not obtain marketing approval from the FDA for any of our product candidates even if we successfully complete our clinical trials, which failure would materially harm our business, prospects, operating results and financial condition.

Prior to commercialization, biologics, like our HAVs, require the submission of a BLA to, and approval of the BLA by, the FDA. A BLA must be supported by extensive preclinical and clinical data, as well as extensive information regarding chemistry, manufacturing and controls (“CMC”), sufficient to demonstrate the safety, purity, potency and effectiveness of the applicable product candidate to the satisfaction of the FDA. We have never submitted a BLA for approval or otherwise obtained FDA approval for any of our product candidates.

The BLA approval process is expensive and uncertain, it may take several years to complete, and we may not be successful in obtaining such approval. The FDA has substantial discretion in the approval process. The number and types of preclinical studies and clinical trials that will be required for BLA approval varies depending on the product candidate, the disease or the condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. The FDA could delay, limit or deny approval of our product candidates for many reasons, including because it:

•        may not deem the product candidate to be adequately safe or effective;

•        may not find the data from preclinical studies, clinical trials or CMC data sufficient to support approval;

•        may not approve the manufacturing processes or facilities associated with the product candidate;

•        may conclude that the long-term integrity of the product candidate for which approval is being sought has not been sufficiently demonstrated;

•        may change approval policies or adopt new regulations; or

•        may not accept a submission due to, among other reasons, the content or formatting of the submission.

Even for product candidates where the FDA agrees in an end-of-Phase II meeting that predefined efficacy and safety endpoints in Phase III trials can support marketing approval, the FDA may later modify its perspective if there is a significant scientific development before the trials are complete and the BLA is reviewed. Similarly, while the FDA may agree to a special protocol assessment for a clinical trial, when it determines that the trial is adequately designed to provide necessary data to support a license application, the FDA may subsequently abandon the special protocol assessment if a substantial scientific issue essential to determining the safety or effectiveness of the product candidate has been identified after the testing has begun. In addition, if a company alters the protocol for a trial, the end-of-Phase II agreement or special protocol assessment may no longer apply. Further, the results of pivotal clinical trials are always subject to thorough FDA review. Even highly significant clinical trial results are no guarantee of approval.

We currently intend to submit a BLA to the FDA relating to vascular trauma in 2022 and a supplement for AV access in hemodialysis in 2022 based on the results of our V005 and V007 trials. The FDA may decline to approve our 6 millimeter HAV on the basis of these or other trial results.

Even if we obtain and maintain approval for our HAVs from the FDA, we may never obtain approval for our HAVs outside of the United States, where the regulatory process is also complex and subject to significant uncertainty. Failure to do so would limit our market opportunities and adversely affect our business.

Even if we receive FDA approval to market any biologic in the United States, we must comply with the numerous and varying regulatory and compliance related requirements of other countries, including the submission of extensive preclinical and clinical data, manufacturing and quality information regarding the process and facility, scientific data characterizing the relevant product candidate and other supporting data in order to establish safety and effectiveness. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods, including obtaining reimbursement and pricing approval in select markets. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The marketing approval process in other countries may include all of the risks associated with FDA approval as well as additional, presently unanticipated, risks. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may negatively impact the regulatory process in others, including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product candidate may be marketed.

We may in the future seek orphan drug designation for the use of our HAVs to treat congenital pediatric heart defects. We may be unable to obtain such designation or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population of 200,000 or more in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Even if one of our product candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

The review time for a BLA for our product candidates may be longer and more expensive than for other products because of the novelty and complexity of our product candidates, even if we seek “rolling review” or priority review, which would delay our ability to begin commercialization and earn product revenues.

The marketing approval process for novel product candidates such as ours may take longer to complete and be more expensive than the process for other, better known or extensively studied pharmaceutical or other product candidates. We may employ a “rolling review” of a BLA, which means we may submit completed modules of a BLA rather than waiting until every module of the BLA is completed before submitting the full BLA for FDA review. Such “rolling review” is common for indications that are part of one of FDA’s expedited programs, such as our 6 millimeter HAV, which has received Fast Track and RMAT designations for AV access in hemodialysis. The FDA may also designate one or more of our product candidates for priority review after we submit a BLA. Under priority review, the FDA’s goal is to review an application within six months of the 60-day filing date, compared to ten months for a standard review. Even if we utilize a “rolling review” or the FDA designates one or more of our product candidates for priority review, it may not lead to a shorter review period. The FDA could also decide to consult an advisory committee as part of our BLA review process, which often leads to a longer review time. We are not permitted to commercialize our product candidates in the United States until they have been approved by the FDA, and if we experience a lengthier review period than expected, our ability to generate product revenues would be materially harmed.

Inadequate funding for the FDA and other government agencies, including from government shut downs, global health concerns or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, policy changes, and the risk of slowdowns and shutdowns due to the COVID-19 pandemic. Average review times at the FDA have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which could adversely affect our business. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process. As of June 23, 2020, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to maintain this pace and delays or setbacks are possible in the future, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions FDA is unable to complete such required inspections during the review period. On March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials which the FDA continues to update. As of July 2020, FDA began utilizing a risk-based prioritization system to assist in determining when and where it is safest to conduct such inspections based on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments. In August 2020, FDA published guidance outlining its approach to facility inspections during the COVID-19 pandemic. According to the guidance, FDA intends to, on a case-by-case basis, conduct only mission critical inspections, or, where possible to do so safely, resume prioritized domestic inspections, which generally include pre-approval inspections. FDA plans to use similar criteria for both domestic and foreign inspections to determine whether an inspection is mission critical. According to the guidance, should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, FDA has stated that it generally intends to issue a complete response letter. Further, if there is inadequate information to make a determination on the acceptability of a facility, FDA intends to defer action on the application until an inspection can be completed. In 2020, several companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Additionally, regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

Even if we receive marketing approval for a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to significant penalties if we fail to comply with applicable regulatory requirements.

If we obtain marketing approval for any of our product candidates, the approved product will be subject to ongoing regulatory requirements from the FDA and, if applicable, non-U.S. regulatory authorities. Any marketing approval that we receive for our product candidates may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up trials to monitor the safety and efficacy of the product. In addition, if the FDA and non-U.S. regulatory authorities approve any of our product candidates, we will be subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities with regard to the labelling, packaging, AE reporting, storage, advertising, promotion and recordkeeping for our products. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with regulatory requirements of the FDA and, if relevant, other non-U.S. regulatory authorities, we could be subject to administrative or judicially imposed sanctions, including the following:

•        issuance of warning letters or untitled letters by regulatory authorities asserting that we are in violation of the law;

•        imposition of injunctions or significant civil monetary penalties or pursuit by regulatory authorities of civil or criminal prosecutions and fines against us or our responsible officers;

•        suspension or withdrawal of marketing approval;

•        suspension of any ongoing clinical trials or refusal by regulatory authorities to approve pending marketing applications or supplements to approved applications;

•        seizure of products or refusal to allow us to enter into supply contracts, including government contracts, or to import or export products;

•        voluntary or mandatory product recalls and publicity requirements; and

•        restrictions on operations, including marketing efforts, or restrictions that mandate costly new manufacturing requirements.

Any of these events could reduce market acceptance of any or our product candidates that had received marketing approval, substantially reduce our revenue, increase the costs of operating our business, and cause us significant reputational damage, among other consequences. If we ultimately receive approval for any product candidates in jurisdictions outside the U.S., we expect to be subject to similar ongoing regulatory oversight by the relevant foreign regulatory authorities.

Our products may be subject to product recalls that could harm our reputation and could materially and adversely affect our business, financial condition, operating results, cash flows and prospects. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. The misuse or off-label use of our product may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory authorities if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

We could also face product liability suits or regulatory delays due to defects in our products, which could be expensive and time-consuming and result in substantial damages payable by us and increases in our insurance rates.

Designation of our product candidates for expedited programs, such as Fast Track designation, Breakthrough Therapy Designation, or RMAT designation, or accelerated approval by the FDA, or priority designation by the Department of Defense, may not lead to a faster development or regulatory review or approval process, and even if granted, will not increase the likelihood that our product candidates will receive marketing approval.

In 2014, the FDA granted Fast Track designation for our 6 millimeter HAV for use in the creation of AV access for hemodialysis, and, in 2017, the FDA granted RMAT designation for our 6 millimeter HAV for the creation of vascular access for performing hemodialysis. We have not received designations pursuant to any of the FDA’s expedited programs for vascular trauma, peripheral arterial disease or our other indications, although we may in the future seek such designations if such product candidates meet the criteria for that designation. As a result, even if we submit a BLA for vascular repair, reconstruction and replacement, including in AV access in hemodialysis, our Fast Track and RMAT designations, and their attendant benefits, may not apply to this broader requested indication. In addition, even with one or more of these designations, we may not experience a faster development process, or faster review or approval, for our product candidates compared to product candidates that are not part of the expedited programs. Further, the FDA may withdraw a designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, a product candidate may no longer demonstrate a potential to address unmet medical need if, for example, a new product is approved that addresses the same need, which could lead to loss of a designation. The loss of a designation under an expedited program, including a Fast Track designation, Breakthrough Therapy Designation, or RMAT designation, could significantly increase the costs of development and length of time required before we could seek marketing approval of such a product candidate.

We may seek accelerated approval for our HAV relating to vascular trauma. A product candidate may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of accelerated approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval. Accelerated approval may also be withdrawn if, among other things, a confirmatory trial required to verify the predicted clinical benefit of the product fails to verify such benefit or if such trial is not conducted with due diligence.

In addition, in 2018, our HAV product candidate was assigned a priority designation by the Secretary of Defense under Public Law 115-92. Similar to the designations described above that FDA may grant, a priority designation by the Department of Defense does not change the standards for approval but may expedite the development or approval process.

Healthcare reform measures could hinder or prevent our product candidates’ commercial success.

Our industry is highly regulated, and changes in or revisions to laws and regulations that make gaining reimbursement and pricing of our product candidates more difficult or subject to different criteria and standards may adversely impact our business, prospects, operating results and financial condition. In the United States, there have been and we expect there will continue to be a number of legislative, regulatory and other changes to the healthcare system to contain or reduce healthcare costs that may adversely affect our ability to set a price we believe is fair for our product candidates, our ability to generate revenues and achieve or maintain profitability, and the availability of capital.

Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, the Patient Protection and Affordable Care Act (the “ACA”), enacted in 2010 and amended by the Health Care and Education Reconciliation Act, contains a number of provisions that were intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies for fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry, and impose additional health policy reforms. The Bipartisan Budget Act of 2018, among other things, amended the ACA to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole,” in part by requiring greater discounts from manufacturers. Various members of Congress have expressed a desire to repeal all or portions of the ACA, and in December 2017, portions of the ACA dealing with the individual mandate insurance requirement were effectively repealed by the Tax Cuts and Jobs Act of 2017. In December 2018, a federal district court judge in Texas found the ACA to be unconstitutional and therefore the entire law to be invalid. In December 2019, the U.S. Court of Appeals for the Fifth Circuit affirmed the ruling regarding the individual mandate but remanded the case to the district court for additional analysis of the question of severability and whether portions of the law remain valid. The case is currently under consideration by the U.S. Supreme Court and a decision is expected by the summer of 2021. Additionally, in December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. In addition, CMS published a final rule that gave states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. At this time, it remains unclear whether there will be further changes made to the ACA. The ACA, as currently enacted or as amended in the future, may adversely affect our business and operating results, and we do not know how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

Other legislative changes that have been adopted since enactment of the ACA could also affect potential pricing and utilization of our product candidates. For instance, the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction, created across-the-board reductions of 2% in Medicare payments to providers that will stay in effect through fiscal year 2030 unless additional congressional action is taken; however, pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and subsequent legislation, these Medicare sequester reductions are suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Further, the American Taxpayer Relief Act of 2012, among other things, increased the statute of limitations for the government to recover overpayments to providers from three to five years.

In addition, the Secretary of Health and Human Services, various members of Congress and CMS have made statements and issued proposals regarding containment of drug prices through various means, including enabling CMS to negotiate U.S. drug pricing to align with foreign drug pricing, pricing transparency measures, reform of drug rebate programs, and conditioning coverage and reimbursement of certain drugs upon the prior failure or inadequacy of less expensive therapies, sometimes referred to as “step therapy.” Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the former Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the former Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the former Trump administration also previously released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services (“HHS”) has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of utilization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that became effective January 1, 2019.

In addition, there have been several changes to the 340B drug pricing program, which imposes mandatory discounts for covered outpatient medications sold to certain health care facilities. On December 27, 2018, the District Court for the District of Columbia invalidated a reimbursement formula change under Medicare and CMS subsequently altered the fiscal year 2019 and 2018 reimbursement formula on specified covered outpatient drugs (“SCODs”). A SCOD drug product may also be a covered outpatient drug under the 340B program, which allows 340B-participating hospitals to purchase the drug product at the 340B discounted rate and, when prescribing it to a Medicare patient, be reimbursed at the Medicare rate. Under the prior Medicare reimbursement rate, this created a significant, positive gap for 340B-participating health care facilities. CMS’s change in the Medicare reimbursement rate for SCODs significantly impacted, or eliminated, the positive gap for 340B-participating health care facilities. The court ruled this change was not an “adjustment” that was within the Secretary’s discretion to make but was instead a fundamental change in the reimbursement calculation. However, on July 31, 2020, the U.S. Court of Appeals for the District of Columbia Circuit overturned the district court’s decision and found that the changes were within the Secretary’s authority. On September 14, 2020, the plaintiffs-appellees filed a Petition for Rehearing En Banc (i.e., before the full court), but was denied on October 16, 2020. It is unlikely the Medicare rate litigation will impact 340B pricing for our approved products in the future, but it possible it could affect covered hospitals who might purchase our products.

Further, on July 24, 2020 and September 13, 2020, former President Trump signed several Executive Orders aimed at lowering drug pricing that seek to implement several of the administration’s proposals. The FDA also released a final rule on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and will apply in all U.S. states and territories for a seven-year period beginning January 1, 2021, and ending December 31, 2027. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. Additionally, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has indicated that it will continue to seek new legislative measures to control drug costs

The ultimate content, timing, or effect of any healthcare reform legislation or executive order or the impact that the resulting changes may have on us is uncertain, but we expect there will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, prospects, operating results and financial condition could be adversely affected.

Certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business even though we do not and will not control referrals of healthcare services. We could also be subject to patient privacy regulation by both the U.S. Government and the states in which we conduct our business. Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. The regulations that may affect our ability to operate include, without limitation:

•        the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs, even if the person does not have actual knowledge of the statute or specific intent to violate it;

•        the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the U.S. Government;

•        federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•        the anti-inducement law, which prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of items or services reimbursable by a federal or state governmental program;

•        the federal transparency requirements under the ACA, including the provision commonly referred to as the Physician Payments Sunshine Act and its implementing regulations, which require applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the State Children’s Health Insurance Program to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

•        federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

•        federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•        the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”), which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

•        state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participating in federal health care programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment, exclusion, or restructuring of our operations could adversely affect our ability to operate our business, prospects, operating results and financial condition. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy and fraud and abuse laws may prove costly.

Our business and operations, including our development programs, could be materially disrupted in the event of system failures, security breaches, violations of data protection laws or data loss or damage by us or third parties on which we rely, including our CROs or other contractors or consultants.

Our internal computer systems (including our LUNA200 manufacturing system) and those of third parties on which we rely, including our CROs and other contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could have a material adverse effect on our business operations, including a material disruption of our development program. Unauthorized disclosure of sensitive or confidential patient or employee data, including personally identifiable information, whether through breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, or unauthorized access to or through our information systems and networks, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation. Unauthorized disclosure of personally identifiable information could also expose us to sanctions for violations of data privacy laws and regulations around the world. To the extent that any disruption or security breach resulted in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed. For example, the loss of or damage to clinical trial data, such as from completed or ongoing clinical trials, for any of our product candidates would likely result in delays in our marketing approval efforts and significantly increased costs in an effort to recover or reproduce the data.

We have previously been, and expect to remain, the target of cyber-attacks. As we become more dependent on information technologies to conduct our operations, cyber incidents, including deliberate attacks, such as ransomware attacks, and attempts to gain unauthorized access to computer systems (including our LUNA200 manufacturing system) and networks, may increase in frequency and sophistication. These incidents pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data and these risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. While the effect of these incidents has not historically been material to our results of operations, financial condition or prospects, cyber threats are persistent and constantly evolving. Such threats have increased in frequency, scope and potential impact in recent years, which increase the difficulty of detecting and successfully defending against them. As cyber threats continue to evolve, we may be required to incur additional expenses in order to enhance our protective measures or to remediate any information security vulnerability. There can be no assurance that we or our third-party providers will be successful in preventing cyber-attacks or successfully mitigating their effects. Similarly, there can be no assurance that our collaborators, CROs, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. Any cyber-attack or destruction or loss of data could have a material adverse effect on our business and prospects. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyber-attacks or destruction or loss of data and may incur significant additional expense to implement further data protection measures. It is also possible that unauthorized access to data may be obtained through inadequate use of security controls by our suppliers or other vendors. While we are not currently aware of any impact that the SolarWinds supply chain attack had on our business, this is a recent event, and the scope of the attack is yet unknown. Therefore, there is residual risk that we may experience a security breach arising from the SolarWinds supply chain attack.

Although we have general liability insurance coverage, our insurance may not cover all claims, continue to be available on reasonable terms or be sufficient in amount to cover one or more large claims; additionally, the insurer may disclaim coverage as to any claim. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, prospects, operating results and financial condition.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines and penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. In the event of contamination or injury resulting from our use or production of hazardous materials, we could be held liable for any resulting damages even if we contract with a third party for their disposal, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties resulting from contamination or injury from our use or production of hazardous materials. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use or production of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous materials.

In addition, we may be required to incur substantial costs to comply with future environmental, health and safety laws and regulations. Compliance with such laws and regulations may divert resources away from our research, development and manufacturing efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation and adverse publicity and could negatively affect our operating results and business.

We and any potential collaborators may be subject to federal, state and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

International data protection laws, including Regulation 2016/679, known as the General Data Protection Regulation (“GDPR”), may also apply to health-related and other personal information obtained outside of the United States. The GDPR will increase our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules. Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection legislation equivalent to the GDPR and how data transfers to and from the United Kingdom will be regulated.

In addition, California recently enacted the California Consumer Privacy Act (“CCPA”), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA was amended on September 23, 2018, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted. As currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We or the third parties upon which we depend may be adversely affected by natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters such as hurricanes could severely disrupt our operations and have a material adverse effect on our business, prospects, operating results and financial condition. In addition, flooding, lightning strikes, meteor strikes, and polar vortices could affect our building operations. If a natural disaster, power outage or other unforeseen event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our in-house manufacturing facility, or that otherwise significantly disrupted our operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently may prove inadequate in the event of a natural disaster or similar event. We may incur substantial expenses as a result of any natural disaster, which could have a material adverse effect on our business.

We are subject to anti-corruption and a variety of other laws governing our international operations. If we fail to comply with these laws, we could be subject to, among other things, civil or criminal penalties, other sanctions and remedial measures, and reputational damage, which could adversely affect our business, prospects, operating results and financial condition.

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act and other anti-corruption laws. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and partners from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We are conducting certain of our other trials at a number of trial sites around the world. Certain of these jurisdictions pose a risk of potential FCPA violations, and we have relationships with third parties, including government-affiliated hospitals and universities, whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Assets Control, and various non-U.S. government entities, including applicable economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations.

If we fail to comply with applicable anti-corruption laws and other legal requirements, we may become subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, including the loss of export or import privileges and debarment, and face substantial legal expenses. Likewise, even an investigation by U.S. or foreign authorities of potential violations of such laws could damage our reputation. In either case, our business, prospects, operating results and financial condition could be adversely affected. Under certain circumstances, we could also be held liable for the activities of our employees, contractors, and partners that violate anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. Even allegations of such violations could potentially damage our reputation and harm our business.

Risks Related to Our Intellectual Property

Our ability to successfully commercialize our products may be impaired if we are unable to obtain and maintain effective intellectual property rights for our proprietary scientific technology platform and product candidates.

Our success depends in large part on our and our licensors’ ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary scientific technology platform and products. We have sought to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates that we and/or our licensors view as important to our business. This process is expensive and time-consuming, and we and our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we and/or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents or enforce the patents, covering technology or products that we license from third parties. Our existing patents and any future patents and the existing and any future licenses to third-party patents we obtain may not be sufficiently broad to prevent others from using our technologies or from developing competing products and technologies.

The patent position of biotechnology companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unresolved. In recent years, patent rights have been the subject of significant litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our licensors’ patent rights are highly uncertain. Additionally, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned or licensed patents or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. We, or our licensors, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of future product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage.

The patent protection we obtain for our product candidates may not be sufficient enough to provide us with any competitive advantage or our owned or licensed patents may be challenged.

In some instances, agreements through which we license patent rights may not give us control over patent prosecution or maintenance, so that we may not be able to control which claims or arguments are presented, how claims are amended, and may not be able to secure, maintain, or successfully enforce necessary or desirable patent protection from those patent rights. We have not had and do not have primary control over patent prosecution and maintenance for certain of the patents and patent applications we license and therefore cannot guarantee that these patents and applications will be prosecuted or maintained in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. Moreover, some of our in-licensed patents and patent applications are, and our future owned and licensed patents may be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in any future patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us.

It is possible that defects of form in the preparation or filing of our owned or licensed patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments or extensions. If we or our partners, collaborators, licensees, or licensors, whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, licensees, or licensors, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our owned or licensed patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that parties from whom we do or may license or purchase patent rights were the first to make relevant claimed inventions, or were the first to file for patent protection for them. If third parties have filed prior patent applications on inventions claimed in our owned or licensed patents or applications that were filed on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of such owned or licensed patent applications. If third parties have filed such prior applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our owned or licensed invention was derived from theirs.

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our owned and licensed patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. There is no assurance that all of the potentially relevant prior art relating to our owned or licensed patents and patent applications has been found. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party submission of prior art to the U.S. Patent and Trademark Office (“USPTO”), or to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review procedures, oppositions, derivation proceedings, ex parte reexaminations, inter partes review, supplemental examinations, or interference proceedings or challenges in district court, in the United States or in various foreign patent offices, including both national and regional, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. An adverse determination in any such challenges may result in loss of the patent or in patent or patent application claims being narrowed, invalidated or held unenforceable, in whole or in part, or in denial of the patent application or loss or reduction in the scope of one or more claims of the patent or patent application, any of which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Pending and future patent applications may not result in patents being issued that protect our business, in whole or in part, or which effectively prevent others from commercializing competitive products. Competitors may also be able to design around our owned or licensed patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned or licensed patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including significant commercial markets such as Europe, restrict the patentability of methods of treatment of the human body more than United States law does. If these developments were to occur, they could have a material adverse effect on our ability to generate revenue.

Issued patents that we have or may obtain or license may not provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may also seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our owned or licensed patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our owned or licensed patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe, misappropriate or violate our owned or licensed patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly and refuse to stop the other party from using the technology at issue on the grounds that our owned or licensed patents do not cover such technology. The standards that courts use to interpret patents are not always applied predictably or uniformly and can change, particularly as new technologies develop. As a result, we do not know how much protection, if any, will be given to our owned or licensed patents if we attempt to enforce them and they are challenged in court. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated or interpreted narrowly.

Inequitable conduct is frequently raised as a defense during intellectual property litigation. It is believed that all parties involved in the prosecution of our patent applications have complied with their duties of disclosure in the course of prosecuting our patent applications; however, it is possible that legal claims to the contrary could be asserted if we were engaged in intellectual property litigation, and the results of any such legal claims are uncertain due to the inherent uncertainty of litigation. If a court determines that any party involved in the prosecution of our owned or licensed patents failed to comply with its duty of candor, the subject patent could be held to be unenforceable.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Intellectual property litigation or other legal proceedings may cause us to incur significant expenses and may also absorb significant management time. Uncertainties resulting from our participation in patent litigation or other proceedings could have a material adverse effect on our business.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could harm our business, prospects, operating results and financial condition.

Third parties may assert infringement, misappropriation or other claims against us, or other parties we have agreed to indemnify, based on existing third-party patents or patents that may be granted in the future as well as other intellectual property rights. There may be existing third-party patents or patent applications covering aspects of our technology. Furthermore, because patent applications are published sometime after filing, and because applications can take several years to issue, there may be additional currently pending third-party patent applications that are unknown to us, which may later result in issued patents. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We may not have sufficient resources to bring these actions to a successful conclusion. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of the Combined Company’s common stock.

Because of the inevitable uncertainty in intellectual property litigation, we could lose a patent infringement or other action asserted against us regardless of our perception of the merits of the case. If we are found to infringe upon, misappropriate or otherwise violate a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and commercializing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the implicated technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages, which could be significant, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement, misappropriation or that we otherwise violated intellectual property rights could prevent us from commercializing our product candidates or force us to cease some or all of our business operations.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to intellectual property license agreements with third parties. For example, we have licenses with each of Duke University and Yale University, for patents associated with our proprietary technology, and may enter into additional license agreements in the future. Our existing license agreements impose, and we expect that our future license agreements will impose, various diligence, royalty payment, milestone payment, insurance and other obligations on us. If we fail to comply with these obligations or other obligations in our license agreements, our licensors may have the right to terminate these agreements, in which event we may not be able to develop and market any product or use any platform technology that is covered by these agreements. If our license agreements terminate, or we experience a reduction or elimination of licensed rights under these agreements, we may have to negotiate new or reinstated licenses with less favorable terms or we may not have sufficient intellectual property rights to operate our business. The occurrence of such events could materially harm our business.

Further, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. Accordingly, disputes may arise between us and our licensor, our licensor and its licensors, regarding intellectual property subject to a license agreement, including those relating to:

•        the scope of rights, if any, granted under the license agreement and other interpretation-related issues;

•        whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•        whether our licensor or its licensor had the right to grant the license agreement;

•        whether third parties are entitled to compensation or equitable relief, such as an injunction, for our use of the intellectual property without their authorization;

•        our right to sublicense patent and other rights to third parties under collaborative development relationships;

•        whether we are complying with our obligations with respect to the use of the licensed technology in relation to our development and commercialization of product candidates;

•        our involvement in the prosecution of the licensed patents and our licensors’ overall patent enforcement strategy;

•        the allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and by us and our partners; and

•        the amounts of royalties, milestones or other payments due under the license agreement.

The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, or are insufficient to provide us the necessary rights to use the intellectual property, we may be unable to successfully develop and commercialize the affected product candidates. If we or any such licensors fail to adequately protect this intellectual property, our ability to commercialize our products could suffer. Any disputes with our licensors or any termination of the licenses on which we depend could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining necessary intellectual property rights to product candidates for our development pipeline through acquisitions and in-licenses.

Although we intend to develop product candidates through our own internal research, we may need to obtain additional licenses from others to advance our research or allow commercialization of our product candidates. However, we may be unable to acquire or in-license intellectual property rights relating to, or necessary for, any such product candidates from third parties on commercially reasonable terms or at all. In that event, we may be unable to develop or commercialize such product candidates. We may also be unable to identify additional, future product candidates that we believe are an appropriate strategic fit for our company and intellectual property relating to, or necessary for, such product candidates.

The in-licensing and acquisition of third-party intellectual property is a competitive area, and a number of more established companies are also pursuing strategies to in-license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. In addition, we expect that competition for the in-licensing or acquisition of third-party intellectual property rights for product candidates that are attractive to us may increase in the future, which may mean fewer suitable opportunities for us as well as higher acquisition or licensing costs. We may be unable to in-license or acquire the third-party intellectual property rights for product candidates on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to suitable product candidates, our business, financial condition, results of operations and prospects for growth could suffer.

We may be unable to protect the confidentiality of our trade secrets, particularly in light of our reliance on third parties, which increases the possibility that such trade secrets will be disclosed or misappropriated, thus harming our business and competitive position.

In addition to our patented technology and products, we rely upon trade secrets, including unpatented know-how, technology and other proprietary information to develop and maintain our competitive position, particularly with respect to our manufacturing process. We seek to protect our trade secrets, in part, through confidentiality agreements with our employees, collaborators and consultants. We seek to have agreements with our employees and selected consultants that obligate them to assign any inventions created during their tenure with us. However, we may not obtain these agreements in all circumstances and the assignment of intellectual property under such agreements may not be self-executing. If the employees, collaborators or consultants that are parties to these agreements breach or violate their respective terms, we may not have adequate remedies for any such breach or violation. Our trade secrets could also be misappropriated by our competitors. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, time-consuming and potentially distracting, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent such a party from using that technology or information to compete with us. If our trade secrets are disclosed to or misappropriated or independently developed by a third party, it would harm our ability to protect our rights and could materially harm our business and competitive position.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We may employ individuals or engage consultants that previously worked with other organizations, including our competitors or potential competitors. Although we seek to ensure that such persons do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or they, or both, have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, we may lose valuable intellectual property rights or personnel in addition to paying monetary damages or a settlement. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our HAVs or our other product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our HAVs are obtained, once the patent life has expired, we may face competition, including from other competing technologies. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining, defending and enforcing patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in countries outside the United States, or from selling or importing products made using our inventions in and into or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our products, to the extent approved, and our owned or licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from doing so.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our owned or licensed patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our owned or licensed patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded to us, if any, may not be commercially meaningful.

Many countries have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license, which could adversely affect our business, financial condition, results of operations, and prospects.

Some of our internal intellectual property and most of our in-licensed intellectual property has been generated under U.S. Government grants and contracts that trigger certain obligations and U.S. Government rights and thus is subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

Some of our internal intellectual property and most of our in-licensed intellectual property has been generated under U.S. Government grants and contracts that trigger certain obligations and U.S. Government rights under federal statutes and regulations, including the Bayh-Dole Act of 1980 and the Federal Technology Transfer Act of 1986. For example, the U.S. Government has a non-exclusive, non-transferable, irrevocable worldwide license to inventions conceived or first actually reduced to practice in the performance of a U.S. Government agreement. In addition, the U.S. Government has certain “march-in” rights to require us to grant exclusive, partially exclusive, or non-exclusive licenses to such inventions for the benefit of a third party if the U.S. Government determines that: (i) action is necessary to alleviate health or safety needs not reasonably met by us, our assignees, our licensees, or, in some cases, our licensors, (ii) action is necessary due to noncompliance with a U.S.-based manufacturing requirement applicable to exclusive licenses, (iii) action is necessary to meet requirements for public use specified by federal regulations and such requirements are not reasonably satisfied by us, our assignees, our licensees, and, in some cases, our licensors, and (iv) with respect to inventions made under funding agreements, adequate steps have not been taken to achieve practical application of the invention. The U.S. Government also has the right to take title to these inventions if we, or the applicable licensor, fails to disclose, elect title to, file or prosecute a patent application for, or defend or obtain a patent covering such inventions within time limits specified in particular funding agreements. The U.S. Government also has varying rights to use and disclose information, including copyrighted works, generated or delivered under a U.S. Government agreement depending on the terms of the agreement and the nature of the information. Intellectual property generated under a U.S. Government agreement is also subject to certain reporting requirements, compliance with which may require us or the applicable licensor to expend substantial resources. In addition, when inventions that are conceived or first actually reduced to practice under a U.S. Government funding agreement are exclusively licensed, products embodying or produced through the use of such inventions must be manufactured substantially in the United States. This U.S.-based manufacturing requirement may limit our ability to contract with non-U.S. companies to produce a covered product, although this requirement can be waived in certain circumstances. To the extent that any of our licensors’ current or future intellectual property is generated in the performance of U.S. Government grants or contracts, these requirements may apply to such intellectual property.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•        others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we own or license or may own or license in the future;

•        we, or our current or future licensors might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or license or may own or license in the future;

•        we, or our current or future licensors might not have been the first to file patent applications covering certain of our or their inventions;

•        others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•        it is possible that our and our licensors’ pending owned or licensed patent applications or those that we may own or license in the future will not lead to issued patents;

•        issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•        our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•        we may not develop additional proprietary technologies that are patentable;

•        the patents of others may harm our business; and

•        we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could harm our business, financial condition, results of operations, and prospects.

Risks Related to Employee Matters and Our Ability to Manage Growth

Our future success depends on our ability to retain our key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical, regulatory, financial, commercial, and manufacturing expertise of the principal members of our management, scientific and clinical teams. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, losing or replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain marketing approval of and commercialize our product candidates. Competition to hire from this limited pool is intense. We also experience competition for the hiring of scientific and clinical personnel from public and private universities and research institutions. In addition, we rely on consultants and advisors, including scientific, commercial and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under employment, consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to increase the size of our workforce in the future, and we may encounter difficulties in managing this growth, which could harm our operations.

As of March 15, 2021, we had 138 employees. As we move forward in our efforts to commercialize our HAVs, if approved, we expect to continue to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of development, regulatory affairs, manufacturing and quality and compliance and support functions. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage this growth effectively could delay the execution of our business plans or harm our operations.

RISKS RELATED TO NEW HUMACYTE AND THE NEW HUMACYTE COMMON STOCK FOLLOWING THE BUSINESS COMBINATION

The price of New Humacyte common stock may be volatile.

The price of New Humacyte common stock may fluctuate due to a variety of factors, including:

•        actual or anticipated fluctuations in its quarterly and annual results and those of other public companies in industry;

•        mergers and strategic alliances in the industry in which it operates;

•        market prices and conditions in the industry in which it operates;

•        changes in government regulation;

•        the impact of the COVID-19 pandemic on New Humacyte’s business and operations;

•        potential or actual military conflicts or acts of terrorism;

•        announcements concerning New Humacyte or its competitors; and

•        the general state of the securities markets.

These market and industry factors may materially reduce the market price of New Humacyte common stock, regardless of New Humacyte’s operating performance.

Reports published by analysts, including projections in those reports that differ from New Humacyte’s actual results, could adversely affect the price and trading volume of New Humacyte common stock.

AHAC currently expects that securities research analysts will establish and publish their own periodic projections for the business of New Humacyte. These projections may vary widely and may not accurately predict the results New Humacyte actually achieves. New Humacyte’s stock price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on New Humacyte downgrades its stock or publishes inaccurate or unfavorable research about its business, New Humacyte’s stock price could decline. If one or more of these analysts ceases coverage of New Humacyte or fails to publish reports on New Humacyte regularly, its stock price or trading volume could decline. While AHAC expects research analyst coverage following the Business Combination, if no analysts commence coverage of New Humacyte, the trading price and volume for New Humacyte common stock could be adversely affected.

New Humacyte may issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of New Humacyte common stock.

Upon consummation of the Business Combination, New Humacyte will have warrants outstanding to purchase up to an aggregate of 5,177,500 shares of New Humacyte common stock and former Humacyte options and warrants outstanding to purchase up to our aggregate of 6,910,270 shares of New Humacyte common stock, based on its outstanding options and warrants as of the Record Date. Under the 2021 Plan and ESPP, New Humacyte will also have the ability to issue a number of shares equal to 7.5% and 1%, respectively, of the shares of New Humacyte common stock issued and outstanding immediately after the Closing (assuming the 2021 Plan and ESPP are approved by AHAC stockholders at the Special Meeting). In addition, such aggregate number of shares under the 2021 Plan and the ESPP will automatically increase on January 1 of each year commencing January 1, 2022, in an amount equal to 5% and 1%, respectively, of the number of shares of New Humayte’s capital stock outstanding on December 31 of the preceding year, unless the New Humacyte Board acts prior to January 1 of a given year to provide that the increase for such year will be a lesser number. New Humacyte may also issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

New Humacyte’s issuance of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•        AHAC’s existing stockholders’ proportionate ownership interest in New Humacyte will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding share of common stock may be diminished; and

•        the market price of New Humacyte’s shares of common stock may decline.

New Humacyte’s actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus, which may not be indicative of what New Humacyte’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Humacyte’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from New Humacyte’s business operations.

As a public company, New Humacyte will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, New Humacyte will incur significant legal, accounting and other expenses that Humacyte did not previously incur. New Humacyte’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in New Humacyte incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for New Humacyte to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for New Humacyte to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

New Humacyte will be an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the New Humacyte common stock less attractive to investors and may make it more difficult to compare performance with other public companies.

New Humacyte will be an emerging growth company as defined in the JOBS Act, and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find the New Humacyte common stock less attractive because New Humacyte will continue to rely on these exemptions. If some investors find the New Humacyte common stock less attractive as a result, there may be a less active trading market for their common stock, and the stock price may be more volatile.

An emerging growth company may elect to delay the adoption of new or revised accounting standards. With AHAC making this election, Section 102(b)(2) of the JOBS Act allows New Humacyte to delay adoption of new or revised accounting standards until those standards apply to non-public business entities. As a result, the financial statements contained in this proxy statement/prospectus and those that New Humacyte will file in the future may not be comparable to companies that comply with public business entities revised accounting standards effective dates.

If New Humacyte fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in New Humacyte’s financial and other public reporting, which would harm its business and the trading price of the New Humacyte common stock.

Effective internal control over financial reporting is necessary for New Humacyte to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause New Humacyte to fail to meet its reporting obligations. In addition, any testing by New Humacyte conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by New Humacyte’s independent registered public accounting firm, may reveal deficiencies in New Humacyte’s internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to New Humacyte’s financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in New Humacyte’s reported financial information, which could have a negative effect on the trading price of the New Humacyte common stock.

New Humacyte will be required to disclose changes made in its internal controls and procedures on a quarterly basis and its management will be required to assess the effectiveness of these controls annually. However, for as long as New Humacyte is an emerging growth company under the JOBS Act, its independent registered public accounting firm will not be required to attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. New Humacyte could be an emerging growth company for up to five years from the last day of the fiscal year of AHAC’s Initial Public Offering. An independent assessment of the effectiveness of New Humacyte’s internal control over financial reporting could detect problems that New Humacyte’s management’s assessment might not. Undetected material weaknesses in New Humacyte’s internal control over financial reporting could lead to financial statement restatements and require New Humacyte to incur the expense of remediation.

RISKS RELATED TO AHAC, THE BUSINESS COMBINATION AND REDEMPTIONS

The opinion of Lake Street, AHAC’s financial advisor, does not reflect changes in circumstances between February 16, 2021, the date Lake Street issued the opinion, and the Closing.

AHAC’s financial advisor, Lake Street, rendered an opinion dated February 16, 2021, to the Board that, as of such date, and subject to and based on the considerations referred to in its opinion, (i) the consideration to be paid by AHAC in the Business Combination pursuant to the Business Combination Agreement was fair to AHAC, from a financial point of view, and (ii) the fair market value of Humacyte implied by the various financial analyses Lake Street conducted in connection with its opinion equaled or exceeded 80% of the amount held by AHAC in trust for the benefit of its Public Stockholders (excluding any deferred underwriters’ fees and taxes payable on the income earned on the Trust Account). The opinion was based on economic, market and other conditions in effect on, and the information made available to it as of, the date thereof.

Changes in the operations and prospects of Humacyte, general market and economic conditions and other factors on which Lake Street’s opinion was based, may significantly alter the value of Humacyte at the time the Business Combination is completed. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. For a description of the opinion issued by Lake Street to the Board, please see “Proposal No. 1: The Business Combination Proposal — Opinion of AHAC’s Financial Advisor.”

AHAC and Humacyte will incur significant transaction and transition costs in connection with the Business Combination.

AHAC and Humacyte have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. AHAC and Humacyte may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by New Humacyte following the closing of the Business Combination.

AHAC will not have any right to make damage claims against Humacyte or Humacyte’s stockholders for the breach of any representation, warranty or covenant made by Humacyte in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms apply or are to be performed in whole or in part after the Closing, and then only with respect to breaches occurring after Closing. Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Business Combination Agreement after the Closing of the Business Combination, except for covenants to be performed in whole or in part after the Closing. As a result, AHAC will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Humacyte at the time of the Business Combination.

Subsequent to the Closing, New Humacyte may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although AHAC has conducted due diligence on Humacyte, AHAC cannot assure you that this diligence revealed all material issues that may be present in Humacyte’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of AHAC’s and Humacyte’s control will not later arise. As a result, after the Closing, New Humacyte may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if AHAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with AHAC’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on New Humacyte’s liquidity, the fact that New Humacyte may charges of this nature could contribute to negative market perceptions about the Combined Company’s securities. In addition, charges of this nature may cause New Humacyte to be unable to obtain future financing on favorable terms or at all. Accordingly, any AHAC stockholder who chooses to remain a stockholder of the Combined Company following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by AHAC’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

The Sponsor and AHAC’s officers and directors own AHAC Common Stock and Warrants that will be worthless and have incurred reimbursable expenses that may not be reimbursed or repaid if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination with Humacyte.

The Sponsor and AHAC’s officers and directors and/or their affiliates beneficially own or have a pecuniary interest in Founder Shares and additional securities that they purchased in the Concurrent Private Placement. The holders have no redemption rights with respect to these securities in the event a business combination is not effected in the required time period. Therefore, if the Business Combination with Humacyte or another business combination is not approved within the required time period, such securities held by such persons will be worthless. Such securities had an aggregate market value of $28.02 million based upon the closing prices of the Class A Common Stock and Warrants on Nasdaq on the Record Date. Furthermore, the Sponsor and AHAC’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on AHAC’s behalf, such as identifying and investigating possible business targets and business combinations. Any such expenses will be repaid upon completion of the Business Combination with Humacyte. As of June 10, 2021, no such reimbursable expenses have been incurred. If any such expenses are incurred, however, if AHAC fails to consummate the Business Combination, they will not have any claim against the Trust Account for repayment or reimbursement. Accordingly, AHAC may not be able to repay or reimburse these amounts if the Business Combination is not completed. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination.”

These financial interests may have influenced the decision of AHAC’s directors to approve the Business Combination with Humacyte and to continue to pursue such Business Combination. In considering the recommendations of AHAC’s Board to vote for the Business Combination Proposal and other proposals, AHAC’s stockholders should consider these interests.

The Public Stockholders will experience immediate dilution as a consequence of the issuance of New Humacyte common stock as consideration in the Business Combination and in the PIPE Investment.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Effective Time, (i) each outstanding share of Humacyte common stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to the Exchange Ratio; (ii) each outstanding share of Humacyte preferred stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to (A) the aggregate number of shares of Humacyte common stock that would be issued upon conversion of the shares of Humacyte preferred stock based on the applicable conversion ratio immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio; and (iii) each outstanding Humacyte option or warrant will be converted into an option or warrant, as applicable, to purchase a number of shares of New Humacyte common stock equal to (A) the number of shares of Humacyte common stock subject to such option or warrant multiplied by (B) the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio; in each case, rounded down to the nearest whole share. In addition, holders of shares of Humacyte common stock and Humacyte preferred stock also will be eligible to receive Contingent Consideration of up to an aggregate of 15,000,000 shares of New Humacyte common stock based on the share price performance of the New Humacyte common stock or upon a change in control. Finally, in connection with the PIPE Investment, an aggregate of 17,500,000 shares of New Humacyte common stock will be issued. The issuance of additional New Humacyte common stock will significantly dilute the equity interests of existing holders of AHAC securities, and may adversely affect prevailing market prices for the New Humacyte common stock and/or New Humacyte warrants.

Warrants will become exercisable for New Humacyte common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

If the Business Combination is completed, outstanding Warrants will become exercisable for an aggregate of 5,177,500 shares of New Humacyte common stock in accordance with the terms of the warrant agreement governing those securities. These Warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of these Warrants will be $11.50 per share. To the extent such Warrants are exercised, additional shares of New Humacyte common stock will be issued, which will result in dilution to the holders of New Humacyte common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of New Humacyte common stock. However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless. See “— Even if the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless, and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.”

Even if the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless, and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.

The Warrants were issued in registered form under a warrant agreement between Continental, as warrant agent, and AHAC. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants (as defined herein) to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, AHAC may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the Warrants sold as part of the Units in the Concurrent Private Placement (the “Private Placement Warrants”) or any provision of the warrant agreement with respect to the Private Placement Warrants, holders of at least 50% of the number of the then outstanding Private Placement Warrants. Although AHAC’s ability to amend the terms of the Public Warrants with the consent of at least 50% of the then-outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash, shorten the exercise period or decrease the number of shares of New Humacyte common stock purchasable upon exercise of a Warrant.

AHAC may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.

AHAC has the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of the New Humacyte common stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date AHAC sends the notice of redemption to the holders thereof. If and when the Public Warrants become redeemable by AHAC, AHAC may exercise its redemption right even if AHAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you to: (i) exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

The value received upon exercise of the Public Warrants (1) may be less than the value the holders would have received if they had exercised their Public Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Public Warrants.

The Private Placement Warrants are not subject to the same risk of redemption as the Public Warrants as the Private Placement Warrants are not redeemable so long as they are held by the Sponsor, the underwriters or their permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor, the underwriters or their permitted transferees, the Private Placement Warrants will be redeemable by AHAC.

The exercise of AHAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of AHAC’s stockholders.

In the period leading up to the Closing events may occur that, pursuant to the Business Combination Agreement, would require AHAC to agree to amend the Business Combination Agreement, to consent to certain actions taken by Humacyte or to waive rights that AHAC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Humacyte’s business, a request by Humacyte to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Humacyte’s business and would entitle AHAC to terminate the Business Combination Agreement. In any of such circumstances, it would be at AHAC’s discretion, acting through its Board, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for AHAC and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, AHAC does not believe there will be any material changes or waivers that AHAC’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. AHAC will circulate a supplemental or amended proxy statement/prospectus if changes to the terms of the Business Combination that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

If AHAC is unable to complete the Business Combination with Humacyte or another business combination by September 22, 2022 (or such later date as may be approved by AHAC’s stockholders), AHAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its Board, dissolving and liquidating. In such event, third parties may bring claims against AHAC and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.

Under the terms of the Current Charter AHAC must complete the Business Combination with Humacyte or another business combination by September 22, 2022 (or such later date as may be approved by AHAC stockholders in an amendment to its Current Charter), or AHAC must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its Board, dissolving and liquidating. In such event, third parties may bring claims against AHAC. Although AHAC seeks waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties will waive any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that vendors, regardless of whether they execute such waivers, will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the Public Stockholders. If AHAC is unable to complete a business combination within the required time period, the Sponsor has agreed that it will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by AHAC for services rendered or contracted for or products sold to AHAC. However, the Sponsor may not be able to meet such obligation as its only assets are securities of AHAC. Therefore, the per-share distribution from the Trust Account in such a situation may be less than $10.00 due to such claims.

Additionally, if AHAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if AHAC otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of AHAC’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, AHAC may not be able to return to its Public Stockholders at least $10.00 per share of AHAC Common Stock.

AHAC’s stockholders may be held liable for claims by third parties against AHAC to the extent of distributions received by them.

If AHAC is unable to complete the Business Combination with Humacyte or another business combination within the required time period, AHAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares for cash, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and its Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. AHAC cannot assure you that it will properly assess all claims that may potentially be brought against AHAC. As such, AHAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, AHAC cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by AHAC.

If AHAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor, creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by AHAC’s stockholders. Furthermore, because AHAC intends to distribute the proceeds held in the Trust Account to its Public Stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its Public Stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, AHAC’s Board may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, thereby exposing itself and Humacyte to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. AHAC cannot assure you that claims will not be brought against it for these reasons.

Activities taken by existing AHAC stockholders to increase the likelihood of approval of the Business Combination Proposal and the other Proposals could have a depressive effect on AHAC Common Stock.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding AHAC or its securities, the Sponsor, AHAC’s officers, directors and stockholders from prior to the Initial Public Offering, Humacyte or Humacyte’s stockholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire AHAC Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. Entering into any such arrangements may have a depressive effect on AHAC Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the Special Meeting.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

There is no guarantee that a stockholder’s decision whether to redeem their shares of AHAC Common Stock for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

AHAC can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in AHAC’s share price, and may result in a lower value realized now than a stockholder of AHAC might realize in the future had the stockholder redeemed their shares. Similarly, if a stockholder does not redeem their shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, including the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If AHAC stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

In order to exercise their redemption rights, Public Stockholders are required to submit a request in writing and deliver their stock to AHAC’s transfer agent at least two business days prior to the Special Meeting. Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the section entitled “Special Meeting of AHAC Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

Stockholders of AHAC who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.

Public Stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things, as fully described in the section entitled “Special Meeting of AHAC Stockholders — Redemption Rights,” deliver their shares (either physically or electronically) to Continental (or through DTC to Continental) prior to 5:00 P.M., local time, on August 20, 2021.

In addition, holders of outstanding AHAC Units must separate the underlying shares of Class A Common Stock and Warrants prior to exercising redemption rights with respect to the Public Shares.

If a broker, dealer, commercial bank, trust company or other nominee holds your Units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile or email to Continental. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using DTCC’s DWAC (deposit/withdrawal at custodian) system, a withdrawal of the relevant Units and a deposit of an equal number of shares of Class A Common Stock and Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 20% of AHAC Common Stock issued in the Initial Public Offering, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 20% of common stock issued in the Initial Public Offering.

A Public Stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in an amount in excess of 20% of the Class A Common Stock included in the Units sold in the Initial Public Offering. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, AHAC will require each Public Stockholder seeking to exercise redemption rights to certify to AHAC whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to AHAC at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which AHAC makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over AHAC’s ability to consummate the Business Combination and you could suffer a material loss on your investment in AHAC if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if AHAC consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 20% of the shares sold in the Initial Public Offering and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. AHAC cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of New Humacyte common stock will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge AHAC’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, AHAC’s stockholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

The Warrants are accounted for as liabilities and the changes in value of the Warrants could have a material effect on AHAC’s financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Warrants. As a result of the SEC Statement, AHAC reevaluated the accounting treatment of its Warrants and determined to classify the Warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on AHAC’s balance sheet as of December 31, 2020 contained elsewhere in proxy statement/prospectus are derivative liabilities related to embedded features contained within the Warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, AHAC’s financial statements and results of operations may fluctuate quarterly, based on factors, which are outside of its control. Due to the recurring fair value measurement, AHAC expects that it will recognize non-cash gains or losses on the Warrants each reporting period and that the amount of such gains or losses could be material.

In connection with the Amended Annual Report on Form 10-K/A for the year ended December 31, 2020, AHAC reached a determination to restate certain previously issued financial statements and related disclosures for the periods disclosed in order to correct the accounting treatment for its Warrants following the publication of the SEC Statement. As a result, AHAC has incurred unanticipated costs for accounting and legal fees in connection with or related to the restatement, and may become subject to additional risks and uncertainties related to the restatement.

Although AHAC has restated certain previously issued financial statements and related disclosures for the periods disclosed, it cannot conclude that it has been fully remediated. Further, in the future AHAC may determine that it has additional material weaknesses. AHAC’s failure to remediate any material weaknesses or failure to identify and address any material weaknesses or control deficiencies could result in inaccuracies in its financial statements and could also impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis, which could cause investors to lose confidence in its reported financial information, which may result in volatility in and a decline in the market price of New Humacyte Common Stock.

SPECIAL MEETING OF AHAC STOCKHOLDERS

General

AHAC is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the Board for use at the Special Meeting to be held on August 24, 2021 and at any adjournment or postponement thereof. This proxy statement/prospectus provides AHAC’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on August 24, 2021, at 10:00 AM, Eastern time, via live webcast at the following address: https://www.cstproxy.com/alphahealthcareacquisition/sm2021. In light of the COVID-19 pandemic and to support the well-being of AHAC’s stockholders, directors and management, the Special Meeting will be completely virtual.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of AHAC Common Stock at the close of business on July 21, 2021, which is the Record Date. You are entitled to one vote for each share of AHAC Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 12,855,000 shares of AHAC Common Stock outstanding, of which 10,050,000 are Public Shares, and 2,805,000 shares are held by the Sponsor.

Vote of the Sponsor, Directors and Officers

In connection with the Initial Public Offering, AHAC entered into agreements with each of its Sponsor, directors and officers pursuant to which each agreed to vote any shares of AHAC Common Stock owned by it in favor of the Business Combination Proposal and for all other proposals presented at the Special Meeting. These agreements apply to the Sponsor as it relates to the Founder Shares and the requirement to vote such shares in favor of the Business Combination Proposal and for all other Proposals presented to AHAC stockholders in this proxy statement/prospectus.

AHAC’s Sponsor, directors and officers have waived any redemption rights, including with respect to shares of AHAC Common Stock issued or purchased in the Initial Public Offering or in the aftermarket, in connection with Business Combination.

Quorum and Required Vote for Proposals

A quorum of AHAC stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of AHAC Common Stock entitled to vote at the meeting are represented in person (which would include presence at a virtual meeting) or by proxy. As of July 21, 2021, the Record Date, there were 10,355,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock outstanding; therefore, a total of 6,427,501 shares of AHAC Common Stock must be represented at the Special Meeting in order to constitute a quorum. Abstentions and withheld votes will count as present for the purposes of establishing a quorum, but will not count as votes cast at the Special Meeting for any of the Proposals. Because the Proposals are “non-discretionary” items, your broker will not be able to vote uninstructed shares for any of the Proposals. As a result, if you do not provide voting instructions, a broker “non-vote” will be deemed to have occurred for each of the Proposals. Broker “non-votes” will not be counted as present for purposes of determining whether a quorum is present. As of the Record Date, the Sponsor holds approximately 21.8% of the outstanding AHAC Common Stock.

The Proposals presented at the Special Meeting will require the following votes:

•        The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of AHAC Common Stock, voting as a single class. As of the Record Date, there are 10,355,000 shares of Class A Common Stock outstanding and 2,500,000 shares of Class B

Common Stock outstanding; at least 6,457,501 shares of AHAC Common Stock, voting as a single class, must be voted in favor of the Proposal. The Sponsor, directors, management team members and advisors to AHAC have agreed to vote in favor of the Proposal; as a result, only 3,622,501 Public Shares, or approximately 35.0% of the Public Shares, are required to be voted in favor of the Business Combination Proposal in order for it to be approved.

•        The approval of each of the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal will require the affirmative vote of the holders of a majority of the issued and outstanding shares of AHAC Common Stock cast by the stockholders represented in person (which would include presence at a virtual meeting) or by proxy and entitled to vote at the Special Meeting, voting as a single class.

•        The approval of the Charter Amendment Proposal will require the affirmative vote of a majority of the issued and outstanding shares of each of the Class A Common Stock and Class B Common Stock, voting separately. Accordingly, an AHAC stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposal.

•        The Director Election Proposal will require a plurality vote of the AHAC Common Stock present (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Abstentions and Broker Non-Votes

At the Special Meeting, AHAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. Because the Proposals are “non-discretionary” items, your broker will not be able to vote uninstructed shares for any of the Proposals. As a result, if you do not provide voting instructions, a broker “non-vote” will be deemed to have occurred for each of the Proposals. Broker “non-votes” will not be counted as present for purposes of determining whether a quorum is present. The failure to vote, abstentions and broker non-votes will not be counted as votes cast and will have no effect on any of the Proposals presented at the Special Meeting.

Recommendation of the Board

The Board has unanimously determined that each of the Proposals is fair to and in the best interests of AHAC and its stockholders, and has unanimously approved such proposals. The Board unanimously recommends that stockholders:

•        vote “FOR” the Business Combination Proposal;

•        vote “FOR” the Charter Amendment Proposal;

•        vote “FOR” each of the Advisory Charter Amendment Proposals;

•        vote “FOR” the Nasdaq Stock Issuance Proposal;

•        vote “FOR” the Director Election Proposal;

•        vote “FOR” the Incentive Plan Proposal;

•        vote “FOR” the ESPP Proposal; and

•        vote “FOR” the Adjournment Proposal, if it is presented to the meeting.

When you consider the recommendation of the Board in favor of approval of the Proposals, you should keep in mind that the Sponsor, members of the Board and officers of AHAC have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. See “Proposal  1:  The Business Combination Proposal — Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination” for additional information on interests of AHAC’s Sponsor, directors and executive officers.

Voting Your Shares

Each share of AHAC Common Stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your shares of AHAC Common Stock at the Special Meeting:

•        You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Board “FOR” the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You Can Attend the Special Meeting and Vote Through the Internet.    You will be able to attend the Special Meeting online and vote during the meeting by visiting https://www.cstproxy.com/alphahealthcareacquisition/sm2021 and entering the control number included on your proxy card or on the instructions that accompanied your proxy materials, as applicable.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote online and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way AHAC can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        submit a new proxy card bearing a later date;

•        give written notice of your revocation to AHAC’s Secretary, which notice must be received by AHAC’s Secretary prior to the vote at the Special Meeting; or

•        vote electronically at the Special Meeting by visiting https://www.cstproxy.com/alphahealthcareacquisition/sm2021 and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your AHAC Common Stock, you may call contact Continental at (917) 262-2373 or by email at proxy@continentalstock.com.

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Charter Amendment Proposals, the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Under

the Bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Redemption Rights

Pursuant to the Current Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less any owed but unpaid taxes on the funds in the Trust Account. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the Initial Public Offering (including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes). For illustrative purposes, based on funds in the Trust Account of approximately $100,031,770 on the Record Date, the estimated per share redemption price would have been approximately $9.95.

In order to exercise your redemption rights, you must:

•        check the box on the enclosed proxy card to elect redemption;

•        provide, in the written request to redeem your Public Shares for cash to Continental, a “Stockholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of AHAC Common Stock;

•        prior to August 20, 2021 (two business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that AHAC redeem your Public Shares for cash to Continental, AHAC’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com; or

•        deliver your Public Shares either physically or electronically through DTC to Continental at least two business days before the Special Meeting. Public Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from Continental and time to effect delivery. It is AHAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. However, AHAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with AHAC’s consent, until the closing of the Business Combination. If you delivered your shares for redemption to Continental and decide within the required timeframe not to exercise your redemption rights, you may request that Continental return the shares (physically or electronically). You may make such request by contacting Continental at (917) 262-2373, by email at proxy@continentalstock.com or by writing to the address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Class A Common Stock as they may receive higher proceeds from the sale of their Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in AHAC Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of Class A Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved or completed for any reason, then Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case AHAC will promptly return any Public Shares previously delivered by the Public Stockholders.

Dissenter Rights

AHAC stockholders do not have dissenter rights in connection with the Business Combination or the other Proposals.

Potential Purchases of Shares

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase AHAC Common Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of AHAC’s Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of AHAC Common Stock, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Proxy Solicitation

AHAC is soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. AHAC and its directors, officers and employees may also solicit proxies in person. AHAC will file with the SEC all scripts and other electronic communications that constitute proxy soliciting materials. AHAC will bear the cost of the solicitation.

AHAC has hired Morrow Sodali to assist in the proxy solicitation process. AHAC has agreed to pay Morrow Sodali approximately $22,500 for proxy solicitation services.

AHAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. AHAC will reimburse them for their reasonable expenses.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact AHAC at (646) 494-3296 or Morrow Sodali (individuals call toll-free (800) 662-5200; banks and brokers call (203) 658-9400), or Email: AHAC.info@investor.morrowsodali.com.

PROPOSAL 1: THE BUSINESS COMBINATION PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Business Combination Agreement is subject to, and is qualified in its entirety by reference to, the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus. Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to AHAC prior to the consummation of the Business Combination.

Headquarters; Trading Symbols

After completion of the transactions contemplated by the Business Combination Agreement:

•        the corporate headquarters and principal executive offices of New Humacyte will be located at 2525 East North Carolina Highway 54, Durham, North Carolina 27713; and

•        New Humacyte common stock and New Humacyte warrants are expected to be traded on Nasdaq under the symbols HUMA and HUMAW, respectively.

Background of the Business Combination

AHAC is a blank check company incorporated on July 1, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In conducting a targeted search for a business combination target, as described in greater detail below, AHAC utilized the global network and investing, industry and sector and transaction experience of Sponsor, AHAC’s management and the Board. The terms of the Business Combination Agreement and the related ancillary documents are the result of extensive negotiations among AHAC, Humacyte and their respective representatives and advisors. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions.

On September 22, 2020, AHAC completed its Initial Public Offering of 10,000,000 Units at a price of $10.00 per Unit, generating gross proceeds of $100,000,000 before transaction costs (including deferred underwriting expenses to be paid upon completion of AHAC’s initial business combination). Each Unit consisted of one share of Class A Common Stock and one-half of one Warrant. Each whole Warrant entitles the holder thereof to purchase one share of Class A Common Stock for $11.50 per share, subject to certain adjustments. Simultaneous with the closing of the Initial Public Offering, AHAC completed the private sale of 355,000 Units at a price of $10.00 per Unit in the Concurrent Private Placement to Sponsor, Oppenheimer & Co. (“Oppenheimer”) and Northland Securities, Inc. (“Northland”). Prior to the consummation of the Initial Public Offering, neither AHAC, nor any authorized person on its behalf, initiated any substantive discussions, formal or otherwise, with respect to a business combination involving AHAC.

Following completion of the Initial Public Offering, AHAC’s officers and directors commenced an active, targeted search for an initial set of business combination targets, and considered a number of potential target businesses. Representatives of AHAC contacted, and were contacted by, a number of individuals and entities with respect to potential business combination opportunities, including financial advisors and companies in the life sciences and medical technology sectors. AHAC primarily considered businesses that it believed could benefit from the substantial expertise, experience and network of its management team, that AHAC determined have a scientific or other competitive advantage in the markets in which they operate and have attractive growth prospects. AHAC’s preliminary due diligence exercise included evaluations of various aspects of the potential target companies, including their product candidate pipelines and related scientific data, their market potential and financial information, in each case based on publicly available information and other market research available to the management team and its advisors.

AHAC also retained Lake Street following the completion of the Initial Public Offering, effective as of February 11, 2021, to deliver a fairness opinion to AHAC at the time of AHAC’s consideration of a business combination. Other than the delivery of such fairness opinion, Lake Street has not performed any services for Humacyte, and has not received any compensation from AHAC, in each case, in the two-year period preceding the date that AHAC and Humacyte entered into the Business Combination Agreement. Additionally, AHAC retained Piper Sandler & Co. (“Piper Sandler”) and Exos Securities LLC (“Exos”) to assist with identifying investors for any equity financing in connection with a possible business combination.

AHAC also engaged in substantial due diligence and detailed discussions with several business combination targets across subsectors of the life sciences and medical technology sectors throughout December 2020 that AHAC believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational experience and network of AHAC’s management team. AHAC ultimately determined to cease pursuit of each of its potential acquisition opportunities other than Humacyte either because (i) AHAC concluded that the target business would not be a suitable business combination opportunity for AHAC or (ii) the target pursued an alternative transaction or strategy.

In the process that led to identifying Humacyte as an attractive business combination opportunity, AHAC’s management team evaluated a number of different potential business combination targets. In the period between the closing of the Initial Public Offering on September 22, 2020 and the execution of the Business Combination Agreement on February 17, 2021, representatives of AHAC contacted and were contacted by representatives of 95 such potential combination targets to discuss the potential for a business combination transaction within the biotechnology and healthcare sectors. In connection with such evaluation, AHAC’s management team compiled a list of high priority potential targets and updated and supplemented such list from time to time. AHAC considered businesses that it believed had attractive long-term growth potential, were well positioned within their industry and would benefit from the operational experience and network of AHAC’s management team. This pipeline was periodically discussed with the AHAC Board.

All of the potential business combination targets that were considered operate in the life sciences industry, with the majority being clinical or pre-clinical stage therapeutics, digital health and medical device companies. AHAC entered into nondisclosure agreements with 16 such potential business combination targets (including Humacyte). The nondisclosure agreements that AHAC entered into with these potential business combination targets were mutual, relating to confidential information provided to AHAC before and after its execution, and contained, among other provisions, customary non-disclosure and non-use provisions and a customary trust account waiver pursuant to which the counterparty waived any right, title, interest or claim in AHAC’s Trust Account and agreed not to seek recourse against the Trust Account for any reason. None of these non-disclosure agreements had standstills or don’t ask don’t waive provisions. Following initial diligence, AHAC’s management discontinued discussions with 13 of the 16 business combination targets because AHAC’s management believed that pursuing a merger with these targets was not in the best interest of the AHAC’s stockholders for various reasons including early stage of research and development, quality of clinical data, size of potential market opportunity, and disagreement around merger terms including enterprise valuation.

One of the potential business combination targets (“Company A”), was a commercial stage digital health company. Representatives of AHAC conducted an introductory teleconference meeting with representatives of Company A on September 22, 2020 and AHAC entered into a nondisclosure agreement with Company A on September 23, 2020. Following initial diligence on Company A and preliminary discussions on terms of a potential business combination, AHAC’s management determined that a business combination with Company A was not in the best interests of AHAC shareholders because of disagreement around merger terms including enterprise valuation, and on October 8, 2020 AHAC and Company A mutually terminated discussions.

Another of the potential business combination targets (“Company B”), was a clinical stage biopharmaceutical company developing small molecule therapeutics for neurological diseases. Representatives of AHAC first met with representatives of Company B on September 23, 2020 and AHAC entered into a nondisclosure agreement with Company B on October 1, 2020. Following initial diligence on Company B, AHAC’s management considered Company B for the business combination. A written overview summarizing the investment case for Company B was shared with the AHAC Board on November 12, 2020 and December 11, 2020, AHAC performed fundamental diligence on Company B and AHAC and Company B negotiated terms of a potential business combination. AHAC’s management ultimately determined that a business combination with Company B was not in the best interests of AHAC shareholders because of disagreement around structure of proposed financing and valuation terms.

Negotiations with Humacyte

In November 2020, Peter Early, a representative from Exos, reached out to Rajiv Shukla, Chairman and Chief Executive Officer of AHAC, regarding Humacyte and provided non-confidential materials on Humacyte. Exos was assisting AHAC in identifying and evaluating potential blank-check merger candidates. On December 22, 2020, Mr. Shukla and Patrick Sturgeon, Chief Financial Officer, on behalf of AHAC, and Mr. Early on behalf of Exos, met via video conference to discuss Humacyte and its business operations, including financial information, historic and projected revenues, views on competitive and positioning and market opportunity, and background on the Humacyte management team. At the meeting, the parties discussed Humacyte’s business and strategic prospects, as well as how a potential business combination with AHAC could be structured and the potential benefits of a business combination involving AHAC and Humacyte.

On December 24, 2020, representatives of AHAC and Humacyte executed a mutual non-disclosure agreement, relating to confidential information provided to AHAC before and after its execution, which contained, among other provisions, customary non-disclosure and non-use provisions and a customary trust account waiver pursuant to which Humacyte waived any right, title, interest or claim in AHAC’s Trust Account and agreed not to seek recourse against the Trust Account for any reason. On December 28, 2020, pursuant to that mutual non-disclosure agreement, Humacyte began to provide the representatives of AHAC with access to confidential data via a confidential online data room for purposes of AHAC conducting preliminary business and financial due diligence on Humacyte. On January 5, 2021, AHAC’s other advisors obtained access to the confidential online data room and Humacyte continued populating the confidential online data room with legal, operational, regulatory and tax information, documents and data.

Between December 28, 2020 and January 4, 2021, AHAC conducted preliminary business and financial due diligence with respect to Humacyte, which included research as to Humacyte’s markets and outlook, and having multiple conference calls and email exchanges with Brady Dougan, Chairman of Humacyte’s board of directors; Laura Niklason, M.D., Ph.D., President and Chief Executive Officer; Dale A. Sander, Chief Corporate and Commercial Development Officer; Jeffrey H. Lawson, M.D., Ph.D., Chief Surgical Officer; and Mr. Early regarding the potential merits of a potential business combination involving AHAC and Humacyte and the parties’ perspectives on the appropriate valuation framework for a potential transaction.

On December 30, 2020, AHAC submitted to Humacyte a draft non-binding term sheet setting forth certain proposed key terms with respect to a potential business combination between AHAC and Humacyte (the “Term Sheet”). The Term Sheet provided for, among other things, (i) a binding exclusivity period through January 30, 2021 (subject to certain exceptions), (ii) an implied Humacyte equity valuation of $800,000,000 (without taking into account the PIPE Investment or the funds held in the Trust Account to be utilized in the transaction), with no adjustment for Humacyte’s cash or debt, and (iii) contingent consideration payable to Humacyte stockholders consisting of 6,666,667 shares in the combined company if, after closing of the proposed business combination, the volume weighted average price of the shares of the combined company is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period (the “$15 Price Target”), and an additional 5,000,000 shares if such volume weighted average price of such shares is greater than or equal to $20.00 over any 20 trading days within any 30 trading day period (the “$20 Price Target”). Pursuant to the Term Sheet, the total size of the PIPE Investment was anticipated to be $100 million, with the potential for additional PIPE Investment in the event of additional investor demand. Between December 30, 2020 and January 4, 2021, AHAC and Humacyte negotiated the terms of the Term Sheet. In connection with such negotiations, the contingent consideration payable to Humacyte stockholders was increased to 7,500,000 shares in the combined company, in the aggregate, in connection with the $15 Price Target and an additional 7,500,000 shares, in the aggregate, in connection with the $20 Price Target. On January 4, 2021, Humacyte’s board of directors authorized Humacyte’s entry into the Term Sheet and, on January 4, 2021, AHAC and Humacyte finalized and executed the Term Sheet.

Also on January 4, 2021, representatives of each of AHAC and Humacyte, together with AHAC’s advisors and Exos, conducted a telephonic meeting, where the parties discussed the potential timeline and steps to signing a definitive agreement for a business combination, and discussed and tentatively agreed to a work plan. Between the date of the initial telephonic meeting and February 16, 2021, representatives and advisors of each of AHAC and Humacyte conducted weekly telephonic meetings to further refine the transaction timeline, steps and related work plan.

Between January 4, 2021 and February 16, 2021, representatives of AHAC conducted further business and financial due diligence with respect to Humacyte and, over the same period of time, AHAC’s legal counsel at Goodwin & Procter LLP (“Goodwin”), tax advisor (Marcum LLP) and other advisors at Piper Sandler and Oppenheimer conducted due diligence with respect to Humacyte. Each of the advisors that conducted a due diligence review summarized for AHAC management its key findings with respect to its diligence review of Humacyte. Before reaching the determination that it was in the best interests of AHAC and its stockholders to approve the Business Combination, during the Board meeting to consider the approval of the Business Combination held on February 16, 2021 (as described below), the Board was provided with an overview of the due diligence process and key due diligence findings of AHAC’s officers’, Sponsor’s and their respective representatives’ and advisors’ due diligence.

The due diligence process included the following:

•        a comprehensive review of the materials provided in the confidential online data room after receiving access, which access was first provided to the various representatives and advisors of AHAC between December 28, 2020 and January 5, 2021;

•        requests for follow-up data and information from Humacyte, including Humacyte management responses to due diligence questions;

•        meetings, videoconferences and calls with Humacyte’s management team, including Dr. Niklason; Dr. Lawson; Douglas L. Blankenship, former Chief Financial Officer; William Tente, M.S., Chief Regulatory Officer; Sabrina Osborne, Executive Vice President, Strategy and People; Kiernan T. DeAngelis, Chief Medical Officer; and Heather Prichard, Ph.D., Chief Operating Officer, among others, regarding Humacyte’s business and product candidates, operations, projections and technical diligence matters, as well as tax and legal matters, including those related to intellectual property and information technology matters, regulatory matters and clinical operations, corporate matters (including material contracts, capitalization and other customary corporate matters), labor and employment matters, environmental matters and international trade matters;

•        review of publicly available industry data;

•        calls with leading U.S.-based surgeons with experience in organ transplants;

•        a summary by AHAC management to the Board with respect to their key findings with respect to their business, operational and financial due diligence, which report also included an overview of the legal due diligence findings by AHAC’s legal advisors;

•        review and analysis of certain financial information provided by Humacyte (see “— Certain Projected Financial Information”), which was incorporated into the fairness analysis prepared by Lake Street, and which fairness analysis also included an independent analysis of certain publicly traded companies and a discounted cash flow analysis based on the above-referenced financial information provided by Humacyte; and

•        review and analysis of Goodwin’s diligence findings and related analyses, which were provided to AHAC management on or around the weekend of February 14, 2021, and included in the materials provided to the Board in advance of the February 16, 2021 meeting of the Board (described below).

Between January 2021 and February 2021, representatives and advisors of AHAC and Humacyte held various calls and meetings to discuss Humacyte’s investor management presentation, including Humacyte management’s estimates for product launches over the next five years and estimated peak revenues from such products.

On January 11, 2021, Piper Sandler and Exos, on behalf of AHAC, commenced outreach to prospective investors regarding the PIPE Investment. Between January 11, 2021 and February 16, 2021, Piper Sandler and Exos held conversations with prospective investors with respect to the PIPE Investment and related terms. Due to additional investor demand, the PIPE Investment was increased from $100 million to $175 million by mutual agreement of AHAC and Humacyte.

On January 12, 2021, representatives of Goodwin, on behalf of AHAC, and representatives of Humacyte’s legal counsel at Covington & Burling LLP (“Covington”), on behalf of Humacyte, held a telephone conference call to discuss matters related to the form of Subscription Agreement and the PIPE Investment process. The parties continued to negotiate the terms of the Subscription Agreements until February 16, 2021, exchanging multiple drafts thereof. The principal terms being negotiated during such time related to, among other things, (i) the aggregate amount and allocation of the PIPE Investment among PIPE Investors and the identities of the PIPE Investors anticipated to sign the respective Subscription Agreements, (ii) whether and under what conditions the PIPE Investors would be able to refuse to consummate the transactions consummated by the Subscription Agreement and (iii) the terms and conditions of any registration rights to be granted to the PIPE Investors pursuant to the Subscription Agreements. The final version of the form of Subscription Agreement reflecting feedback from the prospective PIPE Investors was distributed on February 16, 2021.

On January 16, 2021, representatives of Lake Street held a call with representatives from AHAC management and discussed the potential timeline and steps to signing a definitive agreement for a business combination, and discussed and tentatively agreed to a work plan.

On January 18, 2021, AHAC and Humacyte mutually agreed to extend the exclusivity period, which pursuant to the Term Sheet would have expired on January 30, 2021, through February 26, 2021, to enable the parties and their respective advisors to have sufficient time to complete diligence and negotiate the definitive transaction documents.

On January 20 and 27, and February 12, 2021, representatives of Lake Street held meetings via teleconference with representatives from Humacyte management to conduct business and financial due diligence. On January 29, 2021, representatives of Lake Street held a meeting via teleconference with representatives from Piper Sandler and Humacyte management to discuss further business and financial due diligence questions with respect to Humacyte and the PIPE Investment.

On January 25, 2021, representatives of Goodwin, on behalf of AHAC, distributed to representatives of Humacyte Covington an initial draft of the Business Combination Agreement. The initial draft was based on the terms of the Term Sheet. The final documentation, including with respect to mechanics relating to the treatment in the Business Combination of certain of Humacyte’s outstanding securities (such as the Humacyte preferred stock, warrants, options and other equity-linked securities), restrictions on the conduct of AHAC’s and Humacyte’s respective businesses between signing and closing, obligations of the parties with respect to delivery of required approvals and preparation and submission of required filings, certain conditions to closing and termination rights of the parties and certain other terms of conditions, the details of which were not fully addressed in the Term Sheet, required additional negotiation by the parties.

On February 1, 2021, representatives of Goodwin distributed to representatives of Humacyte and Covington a revised version of the Business Combination Agreement and an initial draft of the Investor Rights and Lock-up Agreement.

On February 2, 2021, representatives of Covington, on behalf of Humacyte, distributed to representatives of AHAC and Goodwin a revised draft of the Business Combination Agreement and initial drafts of the Sponsor Support Agreement and Humacyte Support Agreement. The revised draft of the Business Combination Agreement included, among other changes, terms relating to the 2021 Plan and certain changes limiting Humacyte’s obligations with respect to the operation of its business in the ordinary course between signing and closing and other changes to the representations and warranties, covenants and to the conditions of each party’s obligations to consummate the Business Combination. The Sponsor Support Agreement provided, among other things, that the Sponsor and certain members of AHAC management would agree to vote in favor of the Business Combination and the transactions contemplated thereby and waive their respective redemption rights in connection with the consummation of the Business Combination with respect to any AHAC capital stock held by them. The Humacyte Support Agreement provided, among other things, that certain stockholders of Humacyte would agree to execute and deliver following effectiveness of the S-4 registration statement a written consent with respect to the outstanding shares of Humacyte capital stock held by them, adopting the Business Combination Agreement and related agreements and approving the Business Combination, pursuant to the terms and subject to the conditions set forth therein.

On February 4, 2021, representatives of Goodwin, on behalf of AHAC, distributed to representatives of Humacyte and Covington a revised draft of the Business Combination Agreement. The revised draft of the Business Combination Agreement included certain changes to the representations and warranties, covenants and to the conditions of each party’s obligations to consummate the Business Combination. Representatives of AHAC, Humacyte, Exos, Covington and Goodwin discussed the revised Business Combination Agreement via teleconference on February 4, 2021.

On February 5, 2021, representatives of Covington and Goodwin held a meeting via teleconference, on behalf of their respective clients, to further discuss the changes reflected in the most recent draft Business Combination Agreement circulated by Goodwin.

Between February 5, 2021 and February 16, 2021, representatives of Goodwin and Covington, on behalf of their respective clients, continued to negotiate the terms of the Business Combination Agreement and ancillary transaction documents, including those regarding, among other things, the 2021 Plan, Humacyte’s obligations with respect to the operation of its business between signing and closing, including its agreement to avoid taking certain corporate actions without the prior written consent of AHAC.

On February 8, 2021, representatives of Goodwin, on behalf of AHAC, sent representatives of Covington a revised draft of the Humacyte Support Agreement. Representatives of both Covington and Goodwin continued to negotiate the terms of the Humacyte Support Agreement over the course of that day, during which they reached substantive agreement, which is substantially reflected in the final version of the Humacyte Support Agreement executed by the parties thereto on February 17, 2021. See “— Related Agreements — Humacyte Support Agreement” for additional information.

On February 14, 2021, representatives of Goodwin, on behalf of AHAC, sent representatives of Covington a revised draft of the Sponsor Support Agreement. Representatives of both Covington and Goodwin continued to exchange drafts and negotiate the Sponsor Support Agreement until February 16, 2021, when they reached substantive agreement, which is substantially reflected in the final version of the Sponsor Support Agreement executed by the parties thereto on February 17, 2021. See “— Related Agreements — Sponsor Support Agreement” for additional information.

In the afternoon of February 16, 2021, the Board held a meeting via videoconference and representatives of Goodwin and Lake Street joined the meeting. At the meeting, the senior management of AHAC provided an overview of the proposed Business Combination and Humacyte as the proposed Business Combination target (including the rationale for the combined business) and updated the Board regarding the final negotiations of the proposed terms of the Business Combination. A representative of Goodwin gave a presentation to the Board on the fiduciary duties of directors under Delaware law in this context and on the terms of the final proposed Business Combination Agreement. Also at this meeting, Lake Street reviewed its financial analysis on Humacyte and the Business Combination, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion as to (i) the fairness, from a financial point of view, to AHAC of the Merger Consideration to be paid and Contingency Consideration that may be payable by AHAC to the holders of Humacyte Shares under the Business Combination Agreement and (ii) whether Humacyte has a fair market value equal to at least 80% of the balance of funds in AHAC’s Trust Account (excluding deferred underwriting commissions and taxes payable). The Board, with the assistance of Goodwin and Lake Street, discussed the proposed terms of the Business Combination, including Humacyte as the proposed Business Combination target, the terms and conditions of the Business Combination Agreement and the key ancillary agreements (copies of all of which were provided to all of the members of the Board in advance of the meeting), the potential benefits of, and risks relating to the Business Combination and the reasons for entering into the Business Combination Agreement and the proposed timeline for finalizing the definitive transaction agreements and announcing the Business Combination. See “— AHAC Board of Directors’ Reasons for Approval of the Business Combination” for additional information related to the factors considered by the Board in approving the Business Combination. Following additional discussion on these and related matters, the Board unanimously determined, among other things, that the Business Combination Proposal is in the best interests of AHAC and its stockholders and recommended that its stockholders vote “FOR” the Business Combination Proposal.

On February 17, 2021, AHAC, Humacyte and Merger Sub executed the Business Combination Agreement. Concurrent with the execution of the Business Combination Agreement, AHAC also entered into (i) the Humacyte Support Agreement (along with the other parties thereto), (ii) the Sponsor Support Agreement (along with Humacyte and the other parties thereto), and (iii) each of the Subscription Agreements (with the other parties thereto) providing for binding subscriptions to purchase an aggregate of 17,500,000 shares of Class A Common Stock at a price of $10.00 per share. See “— Related Agreements” for additional information.

Also on February 17, 2021, AHAC and Humacyte issued a joint press release announcing the execution of the Business Combination Agreement and AHAC filed a Current Report on Form 8-K with the investor presentation providing information on Humacyte and used in connection with meetings with potential investors regarding Humacyte, the Business Combination and the PIPE Investment.

The Board’s Reasons for Approval of the Business Combination

AHAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. AHAC sought to do this by utilizing the networks and industry experience of both its management team and the Board to identify, acquire and operate one or more businesses within or outside of the United States.

The Board met via videoconference on February 8, 2021 and February 16, 2021 to, among other things, discuss a potential business combination with Humacyte, and on February 16, 2021 unanimously approved the Business Combination and the Business Combination Agreement. Prior to reaching the decision to approve the Business Combination and the Business Combination Agreement, the Board consulted with our management, as well as with our legal and financial advisors. In making its determination with respect to the Transactions, the Board also considered the fairness analysis undertaken by Lake Street, financial advisor to AHAC in connection with the Business Combination. Lake Street rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, which we refer to as the Opinion, as to (i) the fairness, from a financial point of view, to AHAC of the Business Combination Consideration and the Contingent Consideration that may be payable by AHAC to the holders of Humacyte common stock and Humacyte preferred stock under the Business Combination Agreement and (ii) whether Humacyte has a fair market value equal to at least 80% of the balance of funds in Trust Account (excluding deferred underwriting commissions and taxes payable). See “— Opinion of AHAC’s Financial Advisor.”

In addition, the Board reviewed various industry and scientific data, including, but not limited to, Humacyte’s existing business model, Humacyte’s clinical trial progress and pipeline, and reviewed the results of management’s due diligence review of Humacyte which took place over a one-month period beginning in January of 2021 and continuing through the signing of the Business Combination Agreement on February 17, 2021, including extensive meetings and calls with Humacyte’s management team, leading surgeons with experience in organ transplants, and senior leadership at Fresenius Medical Care regarding clinical trials and pipeline, review of Humacyte’s material contracts, intellectual property matters, labor matters, operations, financing and accounting due diligence, tax due diligence, engaging and consulting financial advisors including, but not limited to, Piper Sandler, Oppenheimer, Exos, Lake Street and other legal due diligence with assistance from our legal counsel before determining that the Business Combination was in the best interest of AHAC. The Board also determined, after a thorough review of other business combination opportunities reasonably available, that the Business Combination represents the best potential business combination based upon the process utilized to evaluate and assess other potential acquisition targets.

The Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Board as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Board may have given different weight to different factors. This explanation of AHAC’s reasons for the Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Forward-Looking Statements.”

In particular, the Board considered the following positive factors, although not weighted or in any order of significance:

•        Deep research & development pipeline targeting large markets, including dialysis AV access, PAD, trauma, diabetes and coronary bypass.    The Board considered Humacyte’s deep research & development pipeline that targets large markets with unmet needs. The Board further considered that Humacyte’s proprietary technology platform and extensive intellectual property portfolio, including 91 issued patents owned, co-owned or licensed by Humacyte and 28 pending patents owned, co-owned or licensed by Humacyte, will help Humacyte achieve its pipeline goals.

•        Regulatory considerations.    The Board considered the potential regulatory pathways for Humacyte’s product candidates, including the fact that Humacyte received Fast Track designation from the FDA for its 6 millimeter bioengineered HAV for use in the creation of AV access for hemodialysis, RMAT designation from the FDA for its 6 millimeter HAV for the creation of vascular access for performing hemodialysis, and a priority designation from the Secretary of Defense under Public Law 115-92 for one of its HAV product candidates. Although each of these designations may allow these product candidates to experience a faster development process, or faster review or approval, compared to product candidates that are not part of the expedited programs, such benefits may not be achieved for various reasons, and Humacyte may never obtain regulatory approval to market any product candidates.

•        Research & development aimed at the application of HAV for trauma, AV access and PAD.    The Board considered Humacyte’s development of its 6 millimeter HAV for use as a replacement vessel in patients who have experienced vascular trauma in either military or civilian environments and Humacyte’s expectation that it will submit a BLA for its 6 millimeter HAV for vascular repair, reconstruction and replacement in the second half of 2022 or in 2023. The Board also considered Humacyte’s development of its 6 millimeter HAV for use as arteriovenous access for hemodialysis patients with end stage renal disease, and Humacyte’s Phase III pivotal trial and second Phase III trial in this area. Finally, the Board considered Humacyte’s development of its 6 millimeter HAV for use as a bypass conduit for patients with PAD and the status of its Phase II multi-center trial.

•        Pioneering vascular innovation in the field of bioengineered human tissue for use in implantation.    The Board believes that Humacyte has proven and experienced leadership, which is poised to execute on Humacyte’s unique approach to developing and manufacturing off-the-shelf, universally implantable, bioengineered human tissue.

•        Vast potential market opportunity for Humacyte’s vascular and non-vascular product candidates.    The Board considered that Humacyte’s vascular product candidates (coronary artery bypass graft, AV access, PAD and vascular trauma) and non-vascular product candidates (trachea, lung, esophagus, pancreas and urinary conduit) have the potential to serve large markets, which could be as large as $89.5 billion and $68.1 billion, respectively, in the aggregate.

•        Potential to address an area of high unmet medical need.    The Board considered the potential for use of Humacyte’s product candidates in vascular trauma cases (totaling approximately 75,000 per year in the United States), AV access for hemodialysis (totaling approximately 300,000 new cases per year in the U.S. and Europe) and PAD (totaling as many as 160,000 surgical procedures per year in the United States), which the Board believes has the potential to significantly improve the lives of patients.

•        Multiple pipeline opportunities led by a Phase III clinical stage program.    The Board considered that, as of January 26, 2021, Humacyte’s HAVs have been implanted in over 435 patients, and that Humacyte is currently conducting Phase III trials of its 6 millimeter HAV across two therapeutic indications, vascular trauma and arteriovenous access for hemodialysis, as well as continuing long term follow up of patients in its Phase II PAD studies. The Board also considered the potential timing of Humacyte’s anticipated submission of its BLA to the FDA for indications in vascular trauma in 2022 and arteriovenous access for hemodialysis in 2023.

•        Diversified risk profile from multimodality approach.    The Board considered that Humacyte’s pipeline and platform has several potential applications, including vascular trauma, AV access for hemodialysis, PAD, biovascular pancreas, coronary graft, pediatric heart surgery, trachea and lung applications. The Board believes that this multimodality approach would help Humacyte diversify its business risk.

•        Development of the commercial potential of product candidates, if approved.    The Board believes that, driven by its understanding of existing treatment paradigms and patient, physician and payor needs, Humacyte is in a strong position to build a focused and efficient medical affairs and commercial organization and commercialize its product candidates, if approved, in the United States and international markets.

•        Experienced management team.    The Board believes that Humacyte has a proven and experienced management team that will effectively lead the Combined Company after the Business Combination.

•        Backed by top-tier healthcare investors.    Humacyte’s existing investors include Fresenius Medical Care, among others, which the Board believes provides additional validation to Humacyte’s clinical and business strategies. The Board also considered the strong interest in the PIPE Investment from seasoned healthcare investors, including Fresenius Medical Care, OrbiMed, Monashee Investment Management, Alexandria Venture Investments, UBS O’Connor, Morgan Creek Capital, and a number of unnamed health care focused funds.

•        Opinion of Financial Advisor.    The Board considered the oral opinion of Lake Street rendered to the Board, which was subsequently confirmed by delivery of a written opinion that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Lake Street in preparing its opinion, (i) the consideration to be paid by AHAC to Humacyte equityholders in the Business Combination under the Business Combination Agreement is fair, from a financial point of view, to AHAC and (ii) Humacyte has a fair market value equal to at least 80% of the balance of funds in Trust Account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80% test), as more fully described below under the heading titled “Proposal 1: The Business Combination Proposal — Opinion of AHAC’s Financial Advisor.”

•        Results of Due Diligence.    The Board considered the scope of the due diligence investigation carried out by AHAC’s management and outside advisors, and evaluated the results thereof and information available to it related to Humacyte, including (i) virtual meetings and calls with Humacyte’s management team regarding its operations, intellectual property, projections and the terms of the proposed transaction; (ii) review of financial and other business information made available by Humacyte in its virtual data room, including financial statements, material contracts, benefit plans and employee compensation matters, corporate governance, intellectual property, information technology, privacy and data regulation, litigation information, regulatory and compliance matters, and other legal and business diligence; and (iii) the fair market value analyses prepared by the independent financial advisor, all of which supported the conclusion that Humacyte was an attractive opportunity.

•        Investment by third parties.    The Board considered that certain third parties, including top-tier institutional investors, also committed to invest an additional $175.0 million in the combined company pursuant to the PIPE Investment at Closing. The Board determined the PIPE Investment to be a supporting indication of confidence in the business case for the Business Combination.

The Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•        Clinical Risk.    While Humacyte has significant data from past clinical trials encompassing over 430 patients and over 800 patient years of data, there is no assurance that ongoing clinical trials will succeed. Patient years of data is calculated by multiplying the number of patients in the applicable clinical trials by the number of years such patients participated in the applicable clinical trials. Patient years normalize cumulative exposure across multiple trials, but do not represent long-term performance.

•        FDA Approval.    While Humacyte has received RMAT and Fast Track designations, the Board considered risks associated with the failure to receive FDA approval for Humacyte product candidates in late-stage clinical development in a timely matter, or at all, for the commercialization of its products.

•        Manufacturing.    While Humacyte has an existing facility for manufacturing HAVs, the Board considered the risks associated with scaling up production for commercial sales.

•        Commercialization.    While Humacyte has a commercialization partnership with Fresenius Medical Care, the Board considered the risk that Humacyte is unable to commercialize its product candidates in its pipeline, if approved and that Humacyte is subject to competition from other regenerative medicine companies.

•        Reimbursement.    The risk that Humacyte’s product candidates, if approved, do not become eligible for third-party coverage and/or approved for reimbursement.

•        Exclusivity.    The fact that the Business Combination Agreement includes an exclusivity provision that prohibits AHAC from soliciting other business combination proposals, which restricts AHAC’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•        Other risks.    Various other risks associated with the Business Combination, the business of AHAC and the business of Humacyte described in the section entitled “Risk Factors,” including Humacyte’s need to raise additional capital to finance its operations.

Based on its review of the forgoing considerations, the Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects AHAC shareholders will receive as a result of the Business Combination. The Board noted that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The preceding discussion of the information and factors considered by the Board is not intended to be exhaustive but includes the material factors considered by the Board. In view of the complexity and wide variety of factors considered by the Board in connection with its evaluation of the Business Combination, the Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Board may have given different weight to different factors. The Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the Board’s reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Forward-Looking Statements.”

Opinion of AHAC’s Financial Advisor

We retained Lake Street to act as our financial advisor in connection with the Business Combination. In selecting Lake Street, we considered, among other things, Lake Street’s qualifications, expertise, reputation, and knowledge of the business and affairs of Humacyte and the industry in which Humacyte operates.

On February 16, 2021, Lake Street rendered oral opinions to our Board, which were subsequently confirmed in a letter dated as of February 16, 2021, stating that, as of the date of the letter and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications in such letter, (i) the Business Combination Consideration and the Contingent Consideration, is fair, from a financial point of view, to us and (ii) Humacyte has a fair market value equal to at least 80% of the balance of funds in our Trust Account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80% test).

The full text of Lake Street’s written opinion letter, dated as of February 16, 2021, is attached as Annex B. You should read Lake Street’s opinion letter carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken and the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Lake Street in connection with its opinions. This summary is qualified in its entirety by reference to the full text of the opinion letter. Lake Street’s opinion letter was directed to our Board, in its capacity as the Board of AHAC, and addressed only (i) the fairness from a financial point of view, as of the date of the opinion, to us of the Business Combination Consideration and the Contingent Consideration that may be payable in the Business Combination under the Business Combination Agreement and (ii) whether the fair market value of Humacyte exceeds 80% of the balance of funds in our Trust Account. The opinion letter does not constitute a recommendation as to how any stockholder should vote with respect to the merger or any other matter and does not in any manner address the price at which our securities will trade at any time.

In connection with rendering its opinions, Lake Street, among other things:

•        reviewed and analyzed the financial terms of the draft of the Business Combination Agreement dated February 10, 2021;

•        reviewed certain business and financial information relating to Humacyte it deemed relevant, and certain business, financial, and other information and data regarding Humacyte provided to Lake Street from books and records of Humacyte;

•        reviewed projected financials for Humacyte for the fiscal years ended December 31, 2020 through 2034 on a stand-alone basis prepared and furnished to Lake Street by Humacyte’s management, which financials included adjustments for probability of regulatory/technical success;

•        reviewed the Confidential Information Presentation dated January 2021 prepared by Humacyte’s management and its financial advisor for the PIPE Investment;

•        attended financial diligence calls with AHAC’s management and Humacyte’s management to discuss the financial projections and performance outlook for Humacyte, including total addressable markets, and Humacyte’s commercialization strategy;

•        reviewed AHAC’s Form 10-Q for the quarterly period ended September 30, 2020;

•        performed a discounted cash flow analysis based on financial projections prepared by Humacyte’s management solely for use in Lake Street’s financial analysis (see “— Certain Projected Financial Information”). The Lake Street fairness analysis was not shared with PIPE Investors and is disclosed herein solely to provide AHAC stockholders with this information made available to Lake Street in connection with its financial analysis;

•        analyzed public information regarding certain other companies in lines of business it believed to be comparable to Humacyte’s line of business, in whole or in part, including an analysis of public market prices and resulting valuation statistics; and

•        conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Lake Street deemed necessary and appropriate in arriving at its opinions.

In its review and analysis and in arriving at its opinions, Lake Street assumed and relied on the accuracy and completeness of all of the financial and other information provided to or otherwise discussed with Lake Street or publicly available. Lake Street was not engaged to, and did not independently attempt to, verify any of such information. Lake Street also relied upon information provided by management of Humacyte as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to Lake Street, and, with our consent, Lake Street assumed that the projections were reasonably prepared and reflect the best currently available estimates and judgments of Humacyte. Lake Street was not engaged to assess the reasonableness or achievability of the projections or the assumptions on which they were based, and Lake Street expressed no view as to such projections or assumptions. In addition, Lake Street did not conduct a physical inspection or appraisal of any of the assets, properties or facilities of Humacyte, and Lake Street was not furnished with any such evaluation or appraisal. Lake Street also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination would be obtained without any material adverse effect on Humacyte or the Business Combination.

Lake Street was not asked to, nor did Lake Street, offer any opinion as to the material terms of the Business Combination Agreement or the form of the Business Combination. In rendering its opinions, Lake Street assumed, with AHAC’s consent, that the final executed form of the Business Combination Agreement would not differ in any material respect from the draft that Lake Street examined, and that the conditions to the Business Combination in the Business Combination Agreement will be satisfied and that the Business Combination will be consummated on a timely basis in the manner contemplated by the Business Combination Agreement.

Lake Street’s opinions were based on economic and market conditions and other circumstances existing on, and information made available to Lake Street as of, February 16, 2021 and do not address any matters subsequent to such date. Lake Street’s opinions were limited to (i) the fairness from a financial point of view, as of the date of the opinion, to us of the Business Combination Consideration and the Contingent Consideration that may be payable in the Business Combination under the Business Combination Agreement and (ii) whether the fair market value of Humacyte exceeds 80% of the balance of funds in our Trust Account. They do not address Humacyte’s underlying business decision to effect the Business Combination or any other terms of the Business Combination. Although subsequent developments may affect Lake Street’s opinions, Lake Street does not have any obligation to update, revise, or reaffirm its opinions. Lake Street’s opinions were approved by a fairness committee of Lake Street.

The following is a summary of the material financial analyses performed by Lake Street in arriving at its opinions. Lake Street’s opinion letter was only one of many factors considered by the board of directors in evaluating the Business Combination. Neither Lake Street’s opinions nor its financial analyses were determinative of the Business Combination Consideration or Contingent Consideration or of the views of our Board or our management with respect to the Business Combination Consideration, the Contingent Consideration, or the Business Combination. None of the analyses performed by Lake Street were necessarily assigned a greater significance by Lake Street than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Lake Street. The summary text describing each financial analysis does not constitute a complete description of Lake Street’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Lake Street. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Lake Street with respect to any of the analyses performed by it in connection with its opinions. Rather, Lake Street made its determination as to the fairness, from a financial point of view, to us of the Business Combination Consideration or the Contingent Consideration that may be payable in the Business Combination pursuant to the Business Combination Agreement and as to the fair market value of Humacyte on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Discounted Cash Flow Analysis

Lake Street performed a discounted cash flow analysis of Humacyte, which was performed to derive an illustrative indication of the implied present value of Humacyte on an enterprise value. The illustrative discounted cash flow analysis of Humacyte was based on projections provided by Humacyte’s management and financial advisors for fiscal years 2020 through 2034, which projections included adjustments for probability of regulatory/technical success per Humacyte management. Lake Street calculated terminal values for Humacyte by using a perpetuity growth method employed to calculate terminal value utilizing a terminal growth rate of 1.5%, estimated working capital and capital expenditures as provided by Humacyte’s management, and a discount rate of 15.4% representing Humacyte’s estimated weighted average cost of capital (“WACC”). Humacyte’s guidance was for a terminal growth rate estimated at 3%. Lake Street used a range of 0% to 3% with a midpoint of 1.5% for the terminal growth rate to be conservative. Lake Street also noted that, per the World Bank, long-term GDP growth in the United States has averaged 3%. Lake Street arrived at a discount rate of 15.4% based on its analysis of Humacyte’s weighted average cost of capital using the capital asset pricing model and based on considerations that Lake Street deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable companies and using a mid-year convention.

Lake Street performed a sensitivity analysis using discount rates ranging from 15.0% to 17.0%, and terminal growth rate range of 0.75% to 2.25%. This analysis indicated the following equity value reference range for Humacyte’s common shares:

Equity Value Reference Range
$1.991 billion to $2.828 billion

Although discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal multiples, and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of Humacyte’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions.

Analysis of Comparable Publicly Traded Companies

Lake Street reviewed and compared certain publicly available financial data, ratios and trading multiples for comparable publicly traded companies that Lake Street determined, based on its professional judgment whose businesses, financial information, product mix, and operating profiles are reasonably comparable to those of the business of Humacyte for purposes of this analysis. Lake Street used comparable companies that met the following criteria:

•        Had a lead product focused on regenerative medicine therapies focused on damaged tissue regeneration;

•        Had a lead product in Phase II, Phase III, or Phase IV (post-marketing surveillance) clinical studies;

•        Had an enterprise value less than $3.3 billion; and

•        Had enterprise value to current year revenue data available for 2023 through 2026, which are Humacyte’s projected early product launch comparison years.

Lake Street did not exclude any comparable companies that met the selection criteria.

Financial data of the selected companies were based on publicly available information such as public filings and third-party equity research reports. Lake Street reviewed data, including Market Capitalization, Enterprise Value (“EV”), LTM Revenue, LTM EBITDA, EV as a multiple of projected revenue, of Humacyte and each of the following selected publicly traded companies, the operations of which Lake Street deemed similar for purposes of this analysis, based on its professional judgement and experience. The multiples for each of the selected companies were calculated using their respective closing prices on February 12, 2021 and were based on the most recent publicly available information and information from a third party data provider.

With respect to Humacyte’s comparable companies, the information Lake Street presented to our board of directors included multiples of EV to Revenue for projections for 2020, 2021, 2022, 2023 2024, 2025, and 2026, which were derived from a third party data provider based on revenue estimates from third-party equity research reports, which we refer to in the table below as “EV/CY Revenue.” For comparison purposes, Lake Street used the information regarding Humacyte’s projected 2023, 2024, 2025, and 2026 results, as provided to Lake Street by Humacyte’s management and can be found under “— Certain Projected Financial Information” on page 87.

The following table reflects the results of this analysis:

Based on its analysis and other considerations that Lake Street deemed relevant in its professional judgment and experience, Lake Street selected a reference range of Enterprise Values of less than $3.3 billion. In selecting this range of Enterprise Values, Lake Street made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Humacyte and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying the reference range of Enterprise Value to the revenues estimated by Humacyte’s management, which revenues included adjustments for probability of regulatory/technical success, adjusting for $39.9 million in cash and $28.1 in indebtedness of Humacyte as of December 31, 2020, and using the 25th percentile, median, mean and 75th percentile and resulted in an implied equity value for Humacyte of approximately $553 million, $689 million, $882 million and $858 million, respectively, in 2023, $520 million, $803 million, $810 million and $999 million, respectively, in 2024, $403 million, $804 million, $898 million, and $1.221 billion, respectively, in 2025, and $310 million, $988 million, $938 million, and $1.451 billion, respectively, in 2026. The median implied equity values for each year ranged from $689 million to $988 million. The mean implied equity values for each year ranged from $810 million to $938 million. Lake Street then compared these ranges to the Business Combination Consideration and the Contingent Consideration that may be payable under the Business Combination Agreement.

No company used in the selected publicly traded companies analysis is identical to Humacyte. In evaluating selected publicly traded companies, Lake Street made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond Humacyte’s control, such as the impact of competition on Humacyte and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Humacyte or the industry or the financial markets in general.

Miscellaneous

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Lake Street did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Lake Street made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In connection with Lake Street’s services as our financial advisor in connection with the Business Combination, we will pay Lake Street a fee of $200,000, which was payable upon the delivery of Lake Street’s opinion. In addition, we have agreed to reimburse Lake Street for certain of its expenses and to indemnify Lake Street and related persons against various potential liabilities, including certain liabilities that may arise in connection with Lake Street’s engagement.

Certain Projected Financial Information

In connection with the Board’s evaluation of the Business Combination and Lake Street’s financial analysis of Humacyte described in the subsection entitled “— Opinion of AHAC’s Financial Advisor”, Humacyte’s management provided to AHAC and Lake Street Humacyte’s non-public, internal financial forecasts prepared February 8, 2021 regarding Humacyte’s anticipated future operations for fiscal years 2021 through 2034, which incorporated the financial forecasts prepared by Humacyte management, as adjusted for customary regulatory success rates of pre-commercialization products. The summary information from such financial forecast is included in the table below because such information was considered by the Board for purposes of evaluating the Business Combination and by Lake Street for purposes of rendering its fairness opinion. Inclusion of summary information regarding the financial forecasts in this proxy statement/prospectus is not intended to influence your decision whether to vote for the Proposals.

As noted above in “The Board’s Reasons for Approval of the Business Combination,” the Board assessed numerous factors in considering the Business Combination, including the independent fairness analysis prepared by Lake Street. The financial projections were provided solely to Lake Street for their discounted cash flow valuation as part of their fairness analysis and were not shared with PIPE Investors as part of marketing the PIPE investment. Since Humacyte is a research and development stage company with no commercially approved products, Humacyte’s management relied on numerous assumptions to derive the financial projections described below, including receipt and timing of regulatory approval, market size, market penetration, pricing and cost structure, among others. The projections are subject to inherent uncertainty since they are based on assumptions about events that may occur in the future, many of which are beyond Humacyte’s control, instead of historical operating results. In addition, long-term financial projections are subject to increased uncertainty and risk that they will not be achieved. In considering the Lake Street fairness analysis, the Board noticed that the valuation of Humacyte that resulted from the discounted cash flow analysis was much higher than the valuations from other utilized methods (see “— Opinion of AHAC’s Financial Advisor — Analysis of Comparable Publicly Traded Companies”). The Board recognized that the reason for this difference is based on the inherent uncertainty of the financial projections, and in particular those that extended beyond the forthcoming three year period. As such, the Board and Humacyte management do not believe that AHAC stockholders should place undue reliance on the financial projections, especially those financial projections that extend beyond the initial three year period, as the longer term projections are subject to greater uncertainty. None of the financial projections should be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward complying with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information, or GAAP, but, in the view of Humacyte’s management, was prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information. The unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared and should not be relied upon as being necessarily indicative of future results. New Humacyte will not refer back to this unaudited prospective financial information in future periodic reports filed under the Exchange Act.

The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Humacyte’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Humacyte’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.

You are encouraged to review the financial statements of Humacyte included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Information about Humacyte — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus, and to not rely on any single financial measure.

The unaudited prospective financial information involves certain assumptions, including, but not limited to:

•        The timing of the conduct and completion of ongoing and planned clinical trials, including trial size and other parameters, rate of trial enrollment, and impact of factors such as COVID-19. The projections were based on the assumption that clinical trials, regulatory filings, and the FDA review and approval process are completed on a timeline that enable revenues to be generated commencing in 2022 for vascular trauma, 2023 for AV access for hemodialysis, 2025 for PAD, 2026 for biovascular pancreas for diabetes and 2027 for coronary artery bypass graft (“CABG”).

•        The timing and rate of success in achieving FDA and international regulatory agency approval of product candidates, including the outcome of ongoing and planned clinical trials. The probability of success, in terms of gaining regulatory approval, used in the projections was 80% for vascular trauma and AV access, 45% for PAD, 27% for CABG and 5% for biovascular pancreas for diabetes.

•        The timing and extent of the market acceptance and commercial results of any product candidates which achieve regulatory approval, including size of market, pricing, competition, and share of market achieved. Revenue was projected by market and by geographical region based on estimates of current market size, projected market growth rates ranging from 3% to 5%, and projected market penetrations ranging from 10% to 20% for vascular product candidates and 1.0% to 1.5% for the non-vascular product candidate targeting diabetes, the results of which were then probability adjusted, as described above. The projections included revenue estimates for the U.S., Europe and Japan. The assumptions regarding the market size, annual growth rates, pricing, competition, and potential market shares were based on market research studies, including user and payor studies, publications, surveys and other data. Carrying these assumptions into the later years of the projections further increases the uncertainties and risks inherent in the projections, but management’s judgement was that extending these assumptions into these later periods was supportable based on the long-term historic trends in these markets and geographies.

•        Other assumptions that are impacted by the reality that research, product development, regulatory approvals, launch timelines, and manufacturing and other operational execution are difficult to predict and many aspects of this progress will be impacted by circumstances that are out of Humacyte’s control. However, the assumptions used in projecting these expenses are detailed later in this section.

While presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by Humacyte’s management with respect to industry performance, competition, general business, economic, market and financial conditions and matters specific to Humacyte’s business, all of which are difficult to predict and many of which are beyond Humacyte’s control. As a result of the long development cycles for product candidates within Humacyte’s industry, the projections encompass a period of 15 years which further increases the uncertainties and risks inherent in the projections.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties set forth under “Risk Factors” and “Forward-Looking Statements” contained elsewhere in this proxy statement/prospectus. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of AHAC or Humacyte or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Considering that the Special Meeting will be held months after the date the prospective financial information referenced above was prepared, as well as the uncertainties inherent in any forecasted information, stockholders are cautioned not to place undue reliance on the prospective financial information. This information constitutes “forward-looking statements” and actual results likely will differ from it and the differences may be material. See the section entitled “Forward-Looking Statements.”

Neither AHAC nor Humacyte generally publishes its business plans and strategies or makes external disclosures of its anticipated financial condition or results of operations. AHAC and Humacyte have not updated, and do not intend to update or otherwise revise, the prospective financial information to reflect circumstances existing since its preparation, including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events. Neither AHAC, Humacyte nor any of their respective representatives or advisers makes any representation to any person with regard to the ultimate performance of AHAC, Humacyte or the Combined Company.

A summary of the financial forecast information regarding Humacyte’s anticipated future operations for fiscal years 2021 through 2034 provided to Lake Street in connection with Lake Street’s opinion and related financial analyses is set forth below (dollar amounts presented below are in millions).

(in millions of $)
PROBABILITY Adjusted Measures(1)	Forecast Year Ended December 31,
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Revenue(2)	2	52	128	210	276	411	659	1,015	1,343	1,649	1,944	2,202	2,435	2,557
Unlevered net income(3)	(86)	(44)	(23)	13	52	173	327	502	677	857	1,027	1,172	1,303	1,371
Net interest income (expense)	(2)	1	0	(1)	1	0	1	6	13	24	40	60	84	111
Free Cash Flow(4)	(80)	(58)	(47)	(53)	(49)	56	224	362	554	752	987	1,160	1,302	1,388

____________

(1)      Probability adjusted for customary regulatory success rates of pre-commercialization products. The probability rate applied to the financial projections for each product candidate was dependent upon the stage of development and technological nature of the candidate. For product candidates in Phase III and Phase II development, each of which are vascular products, rates of 80% and 45%, respectively, were used. For product candidates in preclinical development, a rate of 27% was used for vascular product candidates due to the existing clinical experience with this class of product candidate, and a rate of 5% was used for non-vascular product candidates. In each case “E” represents projected results for the applicable fiscal year.

(2)      Revenue was projected by market and by geographical region based on estimates of current market size, projected market growth rates, and projected market penetrations, the results of which were then probability adjusted, as described in note (1) above. The projections included revenue estimates for the U.S., Europe and Japan, and assumptions regarding the projected annual growth rates and peak market penetrations (share of total estimated market) were as follows:

Geography	Assumption Used in Projections	Vascular Trauma	AV Access for Hemodialysis	PAD	CABG	Diabetes
U.S.	Annual Growth Rate	3%	3-5%	3%	3%	3%
	Peak Market Penetration	20%	20%	12.5%	20%	1.5%
Europe	Annual Growth Rate	3%	3-5%	3%	3%	3%
	Peak Market Penetration	20%	10%	15%	15%	1.0%
Japan	Annual Growth Rate	3%	3-5%	3%	3%	3%
	Peak Market Penetration	20%	10%	15%	15%	1.0%

The assumptions regarding the annual growth rates were based on market research studies, publications, surveys and other data. The assumptions regarding peak market penetration were based on market research, including user and payor surveys, conducted on behalf of Humacyte. Humacyte’s internal research and forecasts are based upon Humacyte’s management’s understanding of industry conditions, and such information has not been verified by any independent source. Estimating growth rates into the later years of the projections further increases the uncertainties and risks inherent in the projections, but management’s judgement was that extending the growth rates into these later periods was supportable based on the long-term historic growth rates in these markets and geographies.

(3)      Unlevered net income was projected by subtracting projected cost of goods sold, operating expenses, and income taxes from projected revenue to arrive at unlevered net income. Unlevered net income excludes net interest income and expense. Cost of goods sold projections were based on current production costs. Although Humacyte manufactures HAVs presently at limited volume, current production is being performed in the same commercial-scale facilities and using the same equipment expected to be used at commercial launch, and management therefore believes this offers insight regarding the potential future cost of production. These current projection costs were adjusted for expected reductions over time as production reaches higher scale, including reductions projected to occur due to fuller utilization of the production facility and reductions in purchased components due to increased volume, and are projected to be within the range of industry standards for biologic products. Projected operating expenses are primarily comprised of research and development, sales and marketing, and general and administrative. Research and development expense projections are based on historic preclinical and clinical development costs applied to product candidates projected to be developed during the timeframe of the projections. Research and development expense projections in later years also include a provision for other future research programs not specifically identified as of today, the cost of which were estimated to be similar to the development costs of currently identified product candidates. Projected sales and marketing expenses are based on similar sized specialty sales and marketing resources employed within the industry in similar-sized markets, with the primary cost being the establishment of U.S. field sales forces and related personnel of approximately 30 persons to commercialize a product within the vascular trauma market, approximately 60 persons within the CABG market, and approximately 90 persons within the diabetes market. The projections were based on the assumption that products in other markets and geographies would be commercialized through collaborations under which the Humacyte’s partner would undertake the sales and marketing costs, and the projections are based on the assumption that under such arrangements Humacyte receives a 15% royalty on the collaborators’ product sales. General and administrative expenses were projected based on historic run rates increased to meet expected future requirements resulting from the transition to public status, including provisions for directors and officers insurance coverage and headcount and other resources required for public company reporting and compliance, and the infrastructure required to support the corporate growth reflected in the projections.

(4)      Projected free cash flow was calculated by adjusting projected unlevered net income by adding projected depreciation, subtracting projected capital expenditures, and subtracting projected working capital requirements. Future capital requirements were projected based on estimates of production capacity required to meet projected revenues, with the historic cost of acquiring Humacyte’s existing facilities and equipment used as a basis for estimated future capital costs. Working capital requirements were projected based on estimates of inventory, accounts receivable and accounts payable requirements to meet projected revenues and operations.

The prospective financial information above includes financial measures that were not calculated in accordance with GAAP, namely unlevered net income and free cash flow. Non-GAAP measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to GAAP results. Humacyte is not able to reconcile its forward-looking non-GAAP free cash flow measure because Humacyte cannot predict the timing and amounts of discrete items, which could significantly impact GAAP results.

Satisfaction of 80% Test

The Board concluded that Humacyte has a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the execution of the Business Combination Agreement.

Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination

In considering the recommendation of the Board to vote in favor of approval of the Business Combination Proposal, the Charter Amendment Proposal and the other Proposals, AHAC stockholders should keep in mind that the Sponsor (which is affiliated with certain of AHAC’s officers and directors) and AHAC’s officers and directors have interests in such proposals that are different from, or in addition to, your interests as an AHAC stockholder or warrant holder. These interests include, among other things:

•        If the Business Combination with Humacyte or another business combination is not consummated by September 22, 2022 (or such later date as may be approved by AHAC’s stockholders), AHAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its Board, dissolving and liquidating. In such event, the (i) 2,500,000 Founder Shares held by the Sponsor and certain of AHAC’s officers and directors, which were acquired by the Sponsor for a purchase price of approximately $0.009 per share, or $25,000 in the aggregate, prior to the Initial Public Offering, and (ii) the 305,000 Units purchased by the Sponsor in the Concurrent Private Placement for a purchase price of $10.00 per Unit, or $3,050,000 in the aggregate, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such securities. Such securities had an aggregate market value of approximately $28.02 million based upon the closing price of $9.99 per share on Nasdaq on the Record Date.

•        If AHAC is unable to complete a business combination within the required time period, the Sponsor will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by AHAC for services rendered or contracted for or products sold to AHAC. If AHAC consummates a business combination, on the other hand, AHAC will be liable for all such claims.

•        The Business Combination Agreement provides for the continued indemnification of AHAC’s current directors and officers and the continuation of directors and officers liability insurance covering AHAC’s current directors and officers.

•        None of AHAC’s officers or directors will be required to commit his or her full time to the affairs of New Humacyte and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        In the course of their other business activities, AHAC’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to New Humacyte as well as the other entities with which they are affiliated. AHAC’s management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        AHAC’s initial stockholders have agreed to waive their redemption rights with respect to any Founder Shares, Private Placement Shares and any Public Shares held by them in connection with the consummation of AHAC’s initial business combination. Additionally, initial stockholders have agreed to waive their redemption rights with respect to any Founder Shares and Private Placement Shares held by them if AHAC fails to consummate its initial business combination within 24 months after the closing of the Initial Public Offering. If AHAC does not complete its initial business combination within such applicable time period, the proceeds of the sale of the Units sold in the Concurrent Private Placement that are held in the Trust Account will be used to fund the redemption of its Public Shares, and the securities sold in the Concurrent Private Placement will expire worthless. The Founder Shares and the Units purchased in the Concurrent Private Placement held by AHAC’s initial stockholders had an aggregate market value of approximately $28.02 million based upon the closing price of $9.99 per share on Nasdaq on the Record Date. In addition, with certain limited exceptions, the Founder Shares will not be transferable or assignable by the Sponsor until the earlier to occur of: (A) one year after the completion of AHAC’s initial business combination and (B) subsequent to AHAC’s initial business combination, (x) if the reported last sale price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after AHAC’s initial business combination, or (y) the date on which AHAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of AHAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the Units sold in the Concurrent Private Placement, the Private Placement Warrants, the Class A Common Stock underlying the Private Placement Warrants and the Private Placement Shares will not be transferable, assignable or saleable by the Sponsor or its permitted transferees until 30 days after the completion of AHAC’s initial business combination. Since the Sponsor and AHAC’s officers and directors may directly or indirectly own AHAC Common Stock and Warrants following the Initial Public Offering, AHAC’s officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate AHAC’s initial business combination.

•        AHAC’s officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•        The Sponsor and AHAC’s officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as AHAC may obtain loans from the Sponsor or an affiliate of the Sponsor or any of AHAC’s officers or directors to finance transaction costs in connection with an intended initial business combination. As of June 10, 2021, no such loans are outstanding. The terms of such loans, if any are made, have not been determined and no written agreements exist with respect to such loans. The loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such loans may be converted into units of the post-business combination entity at a price of $10.00 per unit, and it is expected that the units issued upon conversion of such loans would be identical to the Units sold in the Initial Public Offering, except that such securities would not be redeemable given that such securities would be issued after completion of the initial business combination.

•        The Sponsor as well as Messrs. Carlson, Robertson, Springer and Xie, directors of AHAC, will be party to the Investors Rights and Lock-up Agreement, which will come into effect at the Effective Time.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Individual(1)	Entity	Entity’s Business	Affiliation
Rajiv Shukla	Constellation Alpha Holdings	Investments, advisory and research for the SPAC industry	Chief Executive Officer
	Alpha Healthcare Acquisition Corp. III	Special Purpose Acquisition Company	Chairman and Chief Executive Officer
	InflammX Therapeutics, formerly known as Ocunexus Therapeutics	Biotechnology company	Director
Patrick Sturgeon	Brookline Capital Markets	Mergers and acquisitions, public financing, private capital raising, secondary offerings, and capital markets	Managing Director
	Brookline Capital Acquisition Corp.	Special Purpose Acquisition Company	Chief Financial Officer
	Alpha Healthcare Acquisition Corp. III	Special Purpose Acquisition Company	Chief Financial Officer
Bruce Springer	Prolucent Health, Inc.	Healthcare services	Chairman and Chief Executive Officer
	PatientPoint, LLC	Healthcare services	Board Member
Kevin Xie	Gracell Biotechnologies	Therapeutics	Chief Financial Officer
	ViewRay, Inc.	Medical devices	Board Member
Terrance Carlson	Woven Orthopedic Technologies, LLC	Orthopedic surgical devices	Chief Legal Officer
Brian Robertson	VisiQuate, Inc.	Healthcare services	Chairman and Chief Executive Officer

____________

(1)      Each person has a fiduciary duty with respect to the listed entities next to their respective names.

At any time prior to the Special Meeting, during a period when they are not then aware of any material non-public information regarding AHAC or its securities, the Sponsor, AHAC’s officers and directors, Humacyte or Humacyte stockholders or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of AHAC Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the shares entitled to vote at the Special Meeting to approve the Business Combination Proposal vote in its favor and that AHAC has in excess of the required dollar amount to consummate the Business Combination under the Business Combination Agreement, where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the AHAC initial stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on AHAC Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and the other proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it more likely that AHAC will have in excess of the required amount of cash available to consummate the Business Combination as described above.

As of the date of this proxy statement/prospectus, no agreements dealing with the above have been entered into. AHAC will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any Closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Summary of Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules delivered by each of AHAC and Humacyte to each other (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders, and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about AHAC, Merger Sub, Sponsor, Humacyte or any other matter.

Structure of the Business Combination

On February 17, 2021, AHAC, Merger Sub and Humacyte entered into the Business Combination Agreement, which provides, among other things, that, on the Closing Date, the parties to the Business Combination Agreement will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which Merger Sub will merge with and into Humacyte, with Humacyte as the surviving company in the merger and, after giving effect to such merger, Humacyte shall be a wholly owned subsidiary of AHAC.

Pursuant to the Business Combination Agreement, at the Effective Time:

•        each outstanding share of Humacyte common stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock determined by an Exchange Ratio, the numerator of which is (i) $800 million, divided by (ii) the sum of (A) the aggregate number of shares of Humacyte common stock outstanding as of immediately prior to the Effective Time, plus (B) the aggregate number of shares of Humacyte common stock subject to Humacyte equity awards to the extent not included in clause (A) as of immediately prior to the Effective Time, minus (C) the aggregate number of shares of Humacyte common stock subject to unvested Humacyte equity awards immediately prior to the Effective Time; and the denominator of which is $10;

•        each outstanding share of Humacyte preferred stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to (i) the aggregate number of shares of Humacyte common stock that would be issued upon conversion of the shares of Humacyte preferred stock based on the applicable conversion ratio immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio; and

•        each outstanding option to purchase Humacyte stock or warrant to purchase Humacyte stock will be converted into an option or warrant, as applicable, to purchase a number of shares of New Humacyte common stock equal to (A) the number of shares of Humacyte common stock subject to such option or warrant multiplied by (B) the Exchange Ratio at an exercise price per share equal to (C) the current exercise price per share for such option or warrant divided by (D) the Exchange Ratio;

in each case, rounded down to the nearest whole share.

The consideration described in the foregoing bullets is collectively referred to as the “Business Combination Consideration.”

In addition, holders of shares of Humacyte common stock and Humacyte preferred stock will be eligible to receive (i) 7,500,000 shares of New Humacyte common stock, in the aggregate, if, after Closing, the volume weighted average price of the New Humacyte common stock on Nasdaq, or any other national securities exchange on which the shares of New Humacyte common stock are then traded (“VWAP”) is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period, and (ii) an additional 7,500,000 shares of New Humacyte common stock, in the aggregate, if, after Closing, the VWAP is greater than or equal to $20.00 over any 20 trading days within any 30 trading day period. These 15,000,000 shares of New Humacyte common stock are referred to as the “Contingent Consideration.” If a change of control of New Humacyte occurs following the Closing, then any Contingent Consideration that remains unissued as of immediately prior to the consummation of such change of control will immediately become payable and the former holders of shares of Humacyte preferred stock and Humacyte common stock will be entitled to receive the unissued Contingent Consideration prior to the consummation of such change of control.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the closing of the Business Combination, including the Subscription Agreements, the Investor Rights and Lock-up Agreement, and the Support Agreements. See “— Related Agreements” for more information.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction (or, if permitted by applicable law, waiver by the party for whose benefit such condition exists) of the following conditions:

•        the applicable waiting period under the HSR Act relating to the Business Combination having expired or been terminated;

•        no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Business Combination Agreement being in effect;

•        this registration statement/proxy statement becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this registration statement/proxy statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•        the approval of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination) by the requisite vote of Humacyte’s stockholders in accordance with the DGCL, Humacyte’s governing documents, the Humacyte Support Agreement, the Humacyte right of first refusal and co-sale agreement, and the Humacyte investor rights agreement;

•        the approval of the Business Combination Agreement and the transactions contemplated thereby, and each of the other proposals being submitted to a vote of AHAC’s stockholders pursuant to this proxy statement/prospectus, in each case by the requisite vote of AHAC’s stockholders in accordance with the DGCL and AHAC’s governing documents (the “AHAC Stockholder Approval”);

•        AHAC’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement being approved and, immediately following the Effective Time, AHAC satisfying any applicable initial and continuing listing requirements of Nasdaq, and AHAC not having received any notice of non-compliance in connection therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the shares of New Humacyte common stock (including the shares of New Humacyte common stock to be issued in connection with the Business Combination) having been approved for listing on Nasdaq; and

•        after giving effect to the transactions contemplated by the Business Combination Agreement (including the PIPE Investment), AHAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Other Conditions to the Obligations of the AHAC Parties

The obligations of the AHAC Parties (as defined in the Business Combination Agreement) to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction (or, if permitted by applicable law, waiver by AHAC) of the following further conditions:

•        the representations and warranties of Humacyte in the Business Combination Agreement regarding organization and qualification of Humacyte and its subsidiaries, ownership of Humacyte’s equity securities, amounts payable upon a change of control of Humacyte, the authority of Humacyte to, among other things, enter into the Business Combination Agreement and consummate the transactions contemplated by the Business Combination Agreement, and brokers fees, each being true and correct (without giving effect to any limitation of “materiality” or “Humacyte Material Adverse Effect” (as defined and discussed below) or any similar limitation set forth in the Business Combination Agreement) in all material respects as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•        the representations and warranties of Humacyte in the Business Combination Agreement regarding the capitalization of Humacyte being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•        the other representations and warranties of Humacyte in the Business Combination Agreement being true and correct (without giving effect to any limitation as to “materiality” or “Humacyte Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Humacyte Material Adverse Effect;

•        Humacyte having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

•        since the date of the Business Combination Agreement, no Humacyte Material Adverse Effect having occurred that is continuing; and

•        AHAC having received the Investor Rights and Lock-up Agreement duly executed by certain stockholders of Humacyte.

Other Conditions to the Obligations of Humacyte

The obligations of Humacyte to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction (or, if permitted by applicable law, waiver by Humacyte) of the following further conditions:

•        the representations and warranties of the AHAC Parties in the Business Combination Agreement regarding organization and qualification of the AHAC Parties, the authority of the AHAC Parties to, among other things, enter into the Business Combination Agreement and consummate the transactions contemplated by the Business Combination Agreement, the capitalization of Merger Sub, the indebtedness of AHAC, and brokers fees, each being true and correct (without giving effect to any limitation of “materiality” or

“AHAC Material Adverse Effect” (as defined and discussed below) or any similar limitation set forth in the Business Combination Agreement) in all material respects as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•        the representations and warranties of the AHAC Parties in the Business Combination Agreement regarding the capitalization of AHAC being true and correct in all respects, (except for de minimis inaccuracies) as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•        the other representations and warranties of the AHAC Parties in the Business Combination Agreement being true and correct (without giving effect to any limitation of “materiality” or “AHAC Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an AHAC Material Adverse Effect;

•        the AHAC Parties having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing;

•        since the date of the Business Combination Agreement, no AHAC Material Adverse Effect having occurred that is continuing;

•        the New Humacyte Board consisting of the number of directors, and comprising the individuals, in each case designated by Humacyte pursuant to the Business Combination Agreement (which gives Humacyte the right to designate up to ten such directors, and AHAC the right to designate one director), and as discussed in further detail below under “— Board of Directors and Executive Officers”; and New Humacyte having received the written resignations of all of the directors and officers of AHAC and Merger Sub (other than the persons referenced above), effective as of the Effective Time; and

•        Humacyte having received the Investor Rights and Lock-up Agreement duly executed by certain stockholders of AHAC.

Representations and Warranties

Representations and Warranties of Humacyte

Under the Business Combination Agreement, Humacyte made various representations and warranties to AHAC that are subject, in some cases, to specified exceptions and qualifications contained in the Business Combination Agreement or in the disclosure schedule that Humacyte delivered to AHAC in connection with the Business Combination Agreement. These representations and warranties relate to, among other things:

•        organization and qualification;

•        organizational documents and other agreements among the stockholders of Humacyte;

•        capitalization, and the existence of any obligations to make payments upon a change of control of Humacyte;

•        authority of Humacyte to, among other things, enter into the Business Combination Agreement and consummate the transactions contemplated thereby;

•        financial statements;

•        the absence of undisclosed liabilities;

•        consents, approvals and permits;

•        material contracts;

•        absence of material changes or of a Humacyte Material Adverse Effect since January 1, 2021;

•        litigation;

•        compliance with applicable law;

•        employee benefit plans;

•        labor matters

•        environmental matters;

•        intellectual property;

•        data privacy and security;

•        insurance matters;

•        tax matters;

•        real and personal property;

•        broker fees payable in connection with the Business Combination;

•        transactions with affiliates;

•        compliance with international trade and anti-corruption laws;

•        information supplied;

•        regulatory compliance and investigation; and

•        various matters pertaining to compliance by Humacyte with healthcare and drug regulatory requirements.

Representations and Warranties of the AHAC Parties

Under the Business Combination Agreement, the AHAC Parties made various representations and warranties to Humacyte that are subject, in some cases, to specified exceptions and qualifications contained in the Business Combination Agreement or in the disclosure schedule that Humacyte delivered to AHAC in connection with the Business Combination Agreement. These representations and warranties relate to, among other things:

•        organization and qualification;

•        consents and approvals;

•        information supplied;

•        authority of each AHAC Party to, among other things, enter into the Business Combination Agreement and consummate the transactions contemplated thereby;

•        broker fees payable in connection with the Business Combination;

•        capitalization of AHAC and Merger Sub;

•        indebtedness of AHAC;

•        timely making of all past SEC filings by AHAC, compliance of such filings with all applicable legal requirements, and such filings not containing any untrue statements of material fact or omitting to state any material fact;

•        the balance of funds in Trust Account, the investment of such funds, the existence of agreements giving any person any right to any such funds, and compliance with the trust agreement relating to such Trust Account;

•        transactions with affiliates;

•        litigation;

•        compliance with applicable law;

•        the absence of any activities by Merger Sub other than those related to the entry into the Business Combination Agreement or in connection with the transactions contemplated thereby;

•        internal controls over financial reporting and other financial disclosure compliance requirements;

•        compliance with Nasdaq listing requirements applicable to its shares of common stock and warrants;

•        financial statements;

•        the absence of undisclosed liabilities;

•        employee matters;

•        tax matters; and

•        regulatory compliance and investigation.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Humacyte and the AHAC Parties are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Humacyte and the AHAC Parties are qualified in whole or in part by certain “material adverse effect” standards for purposes of determining whether a breach of such representations and warranties has occurred (and for purposes of determining whether certain conditions to Closing have been satisfied, as discussed above in “— Conditions to Closing of the Business Combination”).

Pursuant to the Business Combination Agreement, a “Humacyte Material Adverse Effect” means any event, change, effect, occurrence, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or condition (financial, regulatory, clinical or otherwise) of Humacyte, or (b) the ability of Humacyte to consummate the Business Combination; except that, in the case of clause (a), none of the following will be taken into account in determining whether a Humacyte Material Adverse Effect has occurred or is reasonably likely to occur: any adverse event, change, effect, occurrence, circumstance or development arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable laws or GAAP after the date of the Business Combination Agreement, (v) any event, change, effect, occurrence, circumstance or development that is generally applicable to the industries or markets in which Humacyte operates, (vi) subject to certain exceptions, the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of Humacyte with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, or other third parties related thereto, (vii) any failure by Humacyte to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing. Any event, change, effect, occurrence, circumstance or development resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Humacyte Material Adverse Effect has occurred or is reasonably likely to occur to the extent the same has a disproportionate adverse effect on Humacyte relative to other participants operating in the industries or markets in which Humacyte operates.

Pursuant to the Business Combination Agreement, an “AHAC Material Adverse Effect” means any event, change, effect, occurrence, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or condition (financial or otherwise)

of the AHAC Parties, taken as a whole, or (b) the ability of AHAC or Merger Sub to consummate the Business Combination; except that, in the case of clause (a), none of the following will be taken into account in determining whether an AHAC Material Adverse Effect has occurred or is reasonably likely to occur: any adverse event, change, effect, occurrence, circumstance or development arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable laws or GAAP after the date of the Business Combination Agreement, (v) any event, change, effect, occurrence, circumstance or development that is generally applicable to the industries or markets in which any AHAC Party operates, (vi) subject to certain exceptions, the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of any AHAC Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto, (vii) any failure by any AHAC Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemic (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing. Any event, change, effect, occurrence, circumstance or development resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether an AHAC Material Adverse Effect has occurred or is reasonably likely to occur to the extent the same has a disproportionate adverse effect on the AHAC Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the AHAC Parties operate.

Covenants of the Parties

Covenants of Humacyte

Humacyte made certain covenants under the Business Combination Agreement, including, among others, the following:

•        Subject to certain exceptions or as consented to in writing by AHAC (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing, Humacyte will operate its business in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization, assets, properties and material business relations.

•        Subject to certain exceptions, prior to the Closing, Humacyte will not do any of the following without AHAC’s consent (such consent not to be unreasonably withheld, conditioned or delayed except in the case of the first or fifteenth sub-bullets below):

•        declare, set aside, make or pay any dividends or distribution or payment in respect of, or repurchase, any equity securities of Humacyte;

•        merge, consolidate, combine or amalgamate with any person or purchase or otherwise acquire any business entity or organization or division thereof;

•        adopt any amendments, supplements, restatements or modifications to Humacyte’s governing documents, the Humacyte Support Agreement, the Humacyte right of first refusal and co-sale agreement and the Humacyte investor rights agreement;

•        dispose of, or subject to a lien (other than certain permitted liens), any material assets or properties of Humacyte, other than inventory or obsolete equipment in the ordinary course of business;

•        other than grants to current and new employees, officers and directors pursuant to an existing Humacyte equity plan in the ordinary course consistent with past practice, transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a lien, any equity securities of Humacyte or any options, warrants, rights of conversion or other rights obligating Humacyte to issue, deliver and sell any equity securities of Humacyte;

•        incur, create or assume any indebtedness in excess of $1,000,000, individually or in the aggregate;

•        enter into, amend, modify, waive any material benefit or right under or terminate any material contract (excluding any expiration or automatic extension or renewal of any such material contract pursuant to its terms or entering into additional work orders pursuant to, and in accordance with the terms of, any material contract);

•        make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person, in excess of $200,000, individually or in the aggregate, other than the reimbursement of expenses of employees in the ordinary course of business;

•        except as required under the terms of any employee benefit plan, (i) amend, adopt or terminate any material employee benefit plan, (ii) increase the compensation or benefits payable to any current or former director, manager, officer or employee at the level of senior vice president or above, or any individual, independent contractor or service provider with annual fees of $250,000 or above, other than in each case annual and merit-based raises made in the ordinary course of business, (iii) take any action to accelerate any payment, right to payment, or benefit payable to any current or former director, manager, officer, employee, or individual, independent contractor or service provider, (iv) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, or employee at the level of senior vice president or above, or (v) terminate (other than for cause) or furlough the employment of any director, manager, officer, or employee at the level of senior vice president or above, or group of employees if such group termination would trigger the U.S. Worker Adjustment and Retraining Notification Act of 1988;

•        make, change or revoke any material tax election or material tax accounting method, file any material tax return in a manner inconsistent with past practices, amend any material tax return, enter into any agreement with a governmental entity with respect to a material amount of taxes, settle or compromise any claim or assessment by a governmental entity in respect of any material amount of taxes, or consent to any extension or waiver of the statutory period of limitation applicable to any claim or assessment in respect of income taxes, or enter into any tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to taxes);

•        enter into any settlements in excess of $1,000,000, in the aggregate, or that impose any material non-monetary obligations on Humacyte;

•        authorize, recommend, propose or announce an intention to adopt, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•        change Humacyte’s methods of accounting, other than changes that are made in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards;

•        enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•        make any change of control payment that is not disclosed to AHAC on the Humacyte disclosure schedules; or

•        enter into any contract to take, or cause to be taken, any of the actions set forth in the foregoing.

•        As promptly as reasonably practicable (and in any event within five business days) following the time at which the registration statement of which the proxy statement/prospectus forms a part is declared effective under the Securities Act, Humacyte is required to obtain and deliver to AHAC a true and correct copy of a written consent approving the Business Combination Agreement and the transactions contemplated by the

Business Combination Agreement (including the Business Combination), duly executed by the Humacyte stockholders that hold at least the requisite number of issued and outstanding shares of Humacyte’s stock to approve and adopt such matters (the “Humacyte Stockholder Written Consent”), and through its board of directors, will recommend to the Humacyte stockholders, the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination).

•        Subject to certain exceptions, at or prior to the Closing, Humacyte will purchase and maintain in effect for a period of six years after the Effective Time, without lapses in coverage, a “tail” policy or policies providing liability insurance coverage for Humacyte’s directors and officers with respect to any acts, errors or omissions occurring on or prior to the Effective Time.

•        Prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, Humacyte shall not, and shall cause its respective representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Humacyte Acquisition Proposal; (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Humacyte Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Humacyte Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any equity securities of Humacyte (or any affiliate or successor of Humacyte); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek to do any of the foregoing. A “Humacyte Acquisition Proposal” means any transaction or series of related transactions under which any person(s), directly or indirectly, acquires or otherwise purchases Humacyte or all or a material portion of Humacyte’s assets or businesses, or any material equity or similar investment in Humacyte, in each case excluding the Business Combination Agreement and the transactions contemplated thereby.

Covenants of AHAC

AHAC made certain covenants under the Business Combination Agreement, including, among others, the following:

•        Subject to certain exceptions or as consented to in writing by Humacyte (such consent not to be unreasonably withheld, conditioned or delayed if such matter is in furtherance of the transactions contemplated by the Business Combination Agreement), prior to the Closing, AHAC will not, and will cause its subsidiaries not to, do any of the following:

•        seek an approval from AHAC’s stockholders, or otherwise adopt any amendments, supplements, restatements or modifications to the AHAC trust agreement, warrant agreement or the governing documents of any AHAC Party or any of their subsidiaries;

•        declare, set aside, make or pay any dividends or distributions or payment in respect of, any equity securities of AHAC or any of its subsidiaries, or repurchase, redeem or otherwise acquire, any outstanding equity securities of AHAC or any of its subsidiaries;

•        split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

•        incur, create guarantee or assume any indebtedness except for indebtedness for borrowed money in an amount not to exceed $1,000,000 in the aggregate;

•        make any loans or advances to, or capital contributions in, any other person, other than to, or in, AHAC or any of its subsidiaries;

•        issue any equity securities of AHAC or any of its subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to equity securities of the foregoing of AHAC or any of its subsidiaries;

•        enter into, renew, modify or revise any AHAC related party transaction;

•        engage in any activities or business, or incur any material liabilities, other than activities, businesses or liabilities permitted or contemplated by, or liabilities incurred in connection with, the Business Combination Agreement or any ancillary document thereto;

•        authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•        enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•        make, change or revoke any material tax election or material tax accounting method, adopt any material tax accounting method in a manner inconsistent with past practice, file any material tax return in a manner inconsistent with past practices, amend any material tax return, enter into any agreement with a governmental entity with respect to a material amount of taxes, settle or compromise any claim or assessment by a governmental entity in respect of any material amount of taxes, or consent to any extension or waiver of the statutory period of limitation applicable to any claim or assessment in respect of income taxes, or enter into any tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to taxes);

•        take any action or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede the intended tax treatment of the Business Combination Agreement;

•        waive, release, compromise, settle or satisfy any pending or threatened material claim;

•        make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices except as required by a concurrent amendment in GAAP or applicable law made subsequent to the date hereof, as agreed to by AHAC’s independent accountants;

•        make or permit to be made any distribution of amounts held in Trust Account (other than interest income earned on the funds held therein as permitted by its trust agreement);

•        create any new subsidiary; or

•        enter into any contract to take, or cause to be taken, any of the actions set forth in the foregoing.

•        AHAC shall use its reasonable best efforts to cause: (i) the New Humacyte common stock issuable in accordance with the Business Combination Agreement to be approved for listing on Nasdaq; (ii) AHAC to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (iii) the ticker under which the New Humacyte common stock is listed for trading on Nasdaq to be changed to “HUMA” and have the New Humacyte common stock listed for trading with such trading ticker.

•        Prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, the AHAC will approve and adopt the 2021 Plan, and AHAC will reserve a number of shares equal to 7.5% of the shares of New Humacyte common stock issued and outstanding immediately after the Closing for grant thereunder.

•        Subject to certain exceptions, at or prior to the Closing, AHAC will purchase and maintain in effect for a period of six years after the Effective Time, without lapses in coverage, a “tail” policy providing liability insurance coverage for AHAC’s directors and officers with respect to any acts, errors or omissions occurring on or prior to the Effective Time.

•        Prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, the AHAC Parties shall not, and each of them shall direct their representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to an AHAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an AHAC Acquisition

Proposal; (iii) enter into any contract or other arrangement or understanding regarding an AHAC Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any AHAC Party (or any affiliate or successor of any AHAC Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing. An “AHAC Acquisition Proposal” means any transaction or series of related transactions under which AHAC or any of its controlled affiliates, directly or indirectly, acquires or otherwise purchases any other person(s), engages in a business combination with any other person(s) or acquires or otherwise purchases at least a majority of the voting securities of such person or all or a material portion of the assets or business of any other person(s), in each case excluding the Business Combination Agreement and the transactions contemplated thereby.

•        At the Closing, AHAC shall (i) cause the documents, certificates and notices required pursuant to the trust agreement pertaining to Trust Account to be so delivered to the trustee of such account and (ii) make all appropriate arrangements to cause such trustee to (A) pay as and when due all amounts payable to any Public Stockholders who elect to redeem their Public Shares, (B) pay any amounts due to the underwriters of the Initial Public Offering for their deferred underwriting commissions as set forth in such trust agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to AHAC in accordance with such trust agreement. After compliance with the foregoing, Trust Account shall terminate.

•        Unless otherwise approved in writing by Humacyte, AHAC shall not permit any amendment, or modification with respect to any of the Subscription Agreements, in each case, other than any assignment or transfer expressly permitted thereby. Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements have been satisfied, AHAC shall use its reasonable best efforts to take all actions required, necessary or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein. AHAC shall give Humacyte prompt written notice of any requested amendment or modification to, or breach or default under, any Subscription Agreement, or if AHAC does not expect to receive all or any portion of the applicable purchase price under any Subscription Agreement.

Mutual Covenants of the Parties

The parties made certain mutual covenants under the Business Combination Agreement, including, among others, the following:

•        using reasonable best efforts to consummate the Business Combination, including to obtain all consents of governmental entities as may be required to consummate the Business Combination, and making appropriate filings pursuant to the HSR Act and take other actions to cause the expiration or termination of any applicable waiting periods under the HSR Act;

•        notify the other party in writing promptly after learning of any stockholder demands or other stockholder proceedings relating to the Business Combination Agreement, any ancillary document or any matters relating thereto and reasonably cooperate with one another in connection therewith;

•        keeping certain information confidential in accordance with the existing non-disclosure agreements between AHAC and Humacyte, and providing each other with reasonable access to each other’s directors, officers, books and records (subject to certain customary restrictions);

•        obtaining each other’s consent prior to making relevant public announcements regarding the Business Combination, subject to certain exceptions; and

•        using commercially reasonable efforts to cause the Business Combination to constitute a transaction treated as a “reorganization” within the meaning of Section 368 of the U.S. Internal Revenue Code.

In addition, AHAC and Humacyte agreed that AHAC and Humacyte will prepare and mutually agree upon, and AHAC will file with the SEC, this registration statement/proxy statement on Form S-4 relating to the Business Combination.

Board of Directors and Executive Officers

Following the Closing, it is expected that the New Humacyte Board, which will be divided into three classes, will consist of up to 11 directors, up to ten of whom shall be designated by Humacyte and one of whom will be designated by AHAC. Four of the directors to be designated by Humacyte and the director to be designated by AHAC shall be designated prior to the mailing of this proxy statement/prospectus to AHAC’s stockholders.

Following the Closing, it is expected that the current executive officers of Humacyte will become the executive officers of New Humacyte.

Survival of Representations, Warranties and Covenants

The representations, warranties, agreements and covenants in the Business Combination Agreement terminate at the Effective Time, except for the covenants and agreements which, by their terms, contemplate performance after the Effective Time.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•        by the mutual written consent of AHAC and Humacyte;

•        by AHAC, if any of the representations or warranties made by Humacyte in the Business Combination Agreement are not true and correct or if Humacyte fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of AHAC, as described above in the section entitled “— Conditions to Closing of the Business Combination — Other Conditions to the Obligations of the AHAC Parties” could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) August 31, 2021 (the “Termination Date”). This termination right is not available to AHAC if AHAC is then in breach of the Business Combination Agreement so as to prevent certain conditions to the obligations of Humacyte, as described above in the section entitled “— Conditions to Closing of the Business Combination — Other Conditions to the Obligations of Humacyte,” from being satisfied;

•        by Humacyte, if any of the representations or warranties made by the AHAC Parties in the Business Combination Agreement are not true and correct or if any AHAC Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Humacyte, as described above in the section entitled “— Conditions to Closing of the Business Combination — Other Conditions to the Obligations of Humacyte” could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) the Termination Date. This termination right is not available to Humacyte if Humacyte is then in breach of the Business Combination Agreement so as to prevent certain conditions to the obligations of the AHAC Parties, as described above in the section entitled “— Conditions to Closing of the Business Combination — Other Conditions to the Obligations of the AHAC Parties,” from being satisfied;

•        by either AHAC or Humacyte, if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement;

•        by either AHAC or Humacyte, if:

•        any governmental entity issues an order or takes any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action becomes final and nonappealable;

•        the Special Meeting has been held (including any adjournment or postponement thereof), has concluded, AHAC’s stockholders have duly voted and the AHAC Stockholder Approval was not obtained; and

•        by AHAC, if Humacyte does not deliver the Humacyte Stockholder Written Consent when required under the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of a “Willful Breach” (as defined in the Business Combination Agreement) of any covenant or agreement under the Business Combination Agreement or “Fraud” (as defined in the Business Combination Agreement).

Fees and Expenses

The fees and expenses incurred in connection with the Business Combination Agreement, the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses, except that, (i) if the Business Combination Agreement is terminated in accordance with its terms, Humacyte shall pay, or cause to be paid, all unpaid Humacyte expenses and AHAC shall pay, or cause to be paid, all unpaid AHAC expenses and (ii) if the Closing occurs, then New Humacyte shall pay, or cause to be paid, all unpaid Humacyte expenses and all unpaid AHAC expenses.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Amendments

The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by (i) if prior to Closing, AHAC and Humacyte, and (ii) if after the Closing, New Humacyte and the Sponsor.

Related Agreements

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Sponsor and the other holders (the “Company Supporting Stockholders”) of the Class B Common Stock entered into a support agreement with AHAC and Humacyte (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, each Company Supporting Stockholder agreed to vote, at any meeting of the stockholders of AHAC and in any action by written consent of the stockholders of AHAC, all of such Company Supporting Stockholder’s Class A Common Stock and Class B Common Stock (i) in favor of (a) the Business Combination Agreement and the transactions contemplated thereby and (b) the other proposals that AHAC and Humacyte agreed in the Business Combination Agreement shall be submitted at such meeting for approval by AHAC’s stockholders together with the proposal to obtain the Company Stockholder Approval (the “Required Transaction Proposals”) and (ii) against any proposal that conflicts or materially impedes or interferes with any Required Transaction Proposals or that would adversely affect or delay the Business Combination. The Sponsor Support Agreement also prohibits each Company Supporting Stockholder from, among other things and subject to certain exceptions, selling, assigning or transferring any Class A Common Stock or Class B Common Stock held by such Company Supporting Stockholder or taking any action that would have the effect of preventing or materially delaying such Company Supporting Stockholder from performing his, her or its obligations under the Sponsor Support Agreement. In addition, in the Sponsor Support Agreement, each Company Supporting Stockholder agreed to waive, and not to assert or perfect, among other things, any rights to adjustment or other anti-dilution protections with respect to the rate at which the shares of Class B Common Stock held by the Company Supporting Stockholders convert into shares of Class A Common Stock in connection with the transactions contemplated by the Business Combination Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Humacyte Support Agreement

In connection with the execution of the Business Combination Agreement, certain Humacyte stockholders (the “Humacyte Supporting Stockholders”) entered into a support agreement with AHAC (the “Humacyte Support Agreement”). Under the Humacyte Support Agreement, each Humacyte Supporting Stockholder agreed, within two business days following the date that AHAC delivers the proxy statement/prospectus to AHAC’s stockholders (following the date that the proxy statement/prospectus becomes effective), to execute and deliver a written consent with respect to all outstanding shares of Humacyte common stock and preferred stock held by such Humacyte Supporting Stockholder (the “Subject Humacyte Shares”) approving the Business Combination Agreement and the transactions contemplated thereby. In addition to the foregoing, each Humacyte Supporting Stockholder agreed that, at any meeting of the holders of Humacyte capital stock, each such Humacyte Supporting Stockholder will appear at the meeting, in person or by proxy, and cause its Subject Humacyte Shares to be voted (i) to approve and adopt the Business Combination Agreement, the transactions contemplated thereby, and any other matters necessary or reasonably requested by Humacyte for consummation of the Business Combination; and (ii) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay, the consummation of the transactions contemplated by the Business Combination Agreement.

The Humacyte Support Agreement also prohibits the Humacyte Supporting Stockholders from, among other things, (i) transferring any of the Subject Humacyte Shares; (ii) entering into (a) any option, commitment or other arrangement that would require the Humacyte Support Stockholders to transfer the Subject Humacyte Shares, or (b) any voting trust, proxy or other contract with respect to the voting or transfer of the Subject Humacyte Shares; or (iii) taking any action in furtherance of the foregoing. In addition, under the Humacyte Support Agreement, each Humacyte Supporting Stockholder agreed (i) not to exercise any rights of appraisal or dissenter’s rights relating to the Business Combination Agreement and the transactions contemplated thereby; and (ii) to irrevocably waive, on behalf of itself and each other holder of Humacyte preferred stock, any right to certain payments upon liquidation of Humacyte pursuant to its certificate of incorporation.

The foregoing description of the Humacyte Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Humacyte Support Agreement, a form of which is attached as Exhibit 10.5 hereto, and the terms of which are incorporated herein by reference.

PIPE Subscription Agreements

In connection with the Business Combination, the Company entered into subscription agreements with certain investors (the “Subscription Agreements”), pursuant to which, among other things, certain investors (the “PIPE Investors”) have subscribed to purchase an aggregate of 17,500,000 shares of Class A Common Stock (together, the “PIPE Investment”) for a purchase price of $10.00 per share, or an aggregate purchase price of $175,000,000, which shares are to be issued at the Closing. The obligations of each party to consummate the PIPE Investment are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement.

The closing of the PIPE Investment will occur on the date of and immediately prior to the consummation of the Business Combination and is conditioned thereon and on other customary closing conditions. The Class A Common Stock to be issued pursuant to the Subscription Agreements has not been registered under the Securities Act, and will be issued in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Subscription Agreements will terminate and be void and of no further force or effect upon the earliest to occur of: (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (b) the mutual written consent of each of the parties to each such Subscription Agreement, (c) AHAC’s notification to the PIPE Investors in writing that it has abandoned its plans to move forward with the

Business Combination and/or has terminated a PIPE Investor’s obligations, (d) the conditions to closing set forth in the Subscription Agreement not having been satisfied or waived on or prior to the date of the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated at the Closing, or (e) the Termination Date, if the Closing has not occurred on or prior to such date.

The foregoing description of the Subscription Agreements is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Investor Rights and Lock-up Agreement

At the Effective Time, AHAC and certain of the Humacyte stockholders and AHAC stockholders will enter into the Investor Rights and Lock-up Agreement, pursuant to which, among other things, (a) such stockholders (i) will agree not to effect any sale or distribution of any shares held by any of them during the one-year lock-up period described therein, (ii) will be granted certain registration rights with respect to certain shares of securities held by them, and (iii) provides for certain provisions related to the New Humacyte Board, in each case, on the terms and subject to the conditions therein. Pursuant to the Investor Rights and Lock-up Agreement, the Sponsor and Messrs. Carlson, Robertson, Springer and Xie, directors of AHAC, will have the right to designate, and the New Humacyte Board will nominate, one individual for election to the New Humacyte Board for so long as the designating stockholders collectively own at least 5.0% of New Humacyte common stock.

If the volume weighted average price (“VWAP”) of New Humacyte common stock on Nasdaq, or any other national securities exchange on which New Humacyte common stock is then traded, is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period following the Closing, then, commencing at least 180 days after the Closing, the lock-up period shall be deemed to have expired with respect to 50% of the shares of New Humacyte common stock held by each party subject to the Investor Rights and Lock-up Agreement. The lock-up period shall not apply to any shares purchased in the PIPE Investment by parties to the Investor Rights and Lock-up Agreement.

The foregoing description of the Investor Rights and Lock-up Agreement is subject to and qualified in its entirety by reference to the full text of the form of Investor Rights and Lock-up Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Lock-up Agreement

At the Effective Time, certain Humacyte stockholders who do not enter into the Investor Rights and Lock-up Agreement will enter into a lock-up agreement (the “Lock-up Agreement”) restricting their ability to transfer. The Lock-up Agreement has substantially the same terms as the Investor Rights and Lock-up Agreement, described above in “— Investor Rights and Lock-up Agreement” (with the exception of the right to designate a member of the New Humacyte Board).

The foregoing description of the Lock-up Agreement is subject to and qualified in its entirety by reference to the full text of the form of Lock-up Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material U.S. federal income tax considerations relevant to (i) U.S. Holders of Humacyte common stock and Humacyte preferred stock (collectively, “Humacyte Capital Stock”) who exchange their Humacyte Capital Stock for New Humacyte common stock in the Business Combination, and (ii) holders of Class A Common Stock who elect to have their Class A Common Stock redeemed for cash upon the Closing of the Business Combination. This discussion applies only to holders with respect to shares of Humacyte Capital Stock and shares of Class A Common Stock, as the case may be, that hold such shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is based on, and the tax opinion referred to below will be based on, the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. No rulings have been or will be sought from the IRS concerning the tax consequences of the Business Combination or the redemption, and the tax opinion referred to below will not be binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will not take a contrary position to that discussed below regarding the tax consequences of the Business Combination or the redemption discussed below, or that any such contrary position would not be sustained by the courts.

The following discussion does not address the effects of other U.S. federal tax laws, such as estate and gift tax laws, net investment income tax and any applicable state, local or non-U.S. tax laws are not discussed.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•        banks, insurance companies, and certain other financial institutions;

•        regulated investment companies and real estate investment trusts;

•        brokers, dealers or traders in securities;

•        traders in securities that elect to mark to market;

•        tax-exempt organizations or governmental organizations;

•        persons subject to the alternative minimum tax;

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to Class A Common Stock, as the case may be, being taken into account in an applicable financial statement;

•        persons that actually or constructively own 10% or more of the voting stock of Humacyte or AHAC by vote or value;

•        S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•        U.S. Holders having a functional currency other than the U.S. dollar;

•        persons who hold or received Humacyte Capital Stock or Class A Common Stock, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation;

•        tax-qualified retirement plans; and

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Humacyte Capital Stock or Class A Common Stock, as the case may be, that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a domestic corporation;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Humacyte Capital Stock or Class A Common Stock, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity and certain determinations made at the owner level. Accordingly, entities and arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the exchange of their Humacyte Capital Stock for New Humacyte common stock in the Business Combination or the redemption of their Class A Common Stock, as applicable.

HOLDERS OF HUMACYTE CAPITAL STOCK OR CLASS A COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material Tax Considerations of the Business Combination to U.S. Holders of Humacyte Capital Stock

Characterization of the Business Combination

Each of Humacyte and AHAC intends that the Business Combination qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. In the Business Combination Agreement, each of Humacyte and AHAC has agreed to, and to cause its affiliates to, use reasonable best efforts to qualify the Business Combination as a reorganization and to obtain the tax opinion of Covington, dated as of the date of Closing, to the effect that on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Business Combination will qualify as a reorganization within the meaning of Section 368(a) of the Code, and neither Humacyte nor AHAC shall take any action, or knowingly fail to take any action, that could reasonably be expected to prevent or impede such qualification. However, the completion of the Business Combination is not conditioned on the Business Combination qualifying as a reorganization within the meaning of Section 368(a) of the Code or upon receipt of an opinion from counsel to that effect.

The opinion described above will not be binding on the IRS or any court. Humacyte and AHAC do not intend to seek, and have not sought, any rulings from the IRS regarding the U.S. federal income tax consequences of the Business Combination. Accordingly, there can be no assurance that the Business Combination will constitute a reorganization within the meaning of Section 368(a) of the Code or that the IRS will not assert, or that a court will not sustain, a position contrary to the conclusions set forth below. In addition, if any of the representations, warranties, covenants or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the Business Combination could be adversely affected.

U.S. Federal Income Tax Consequences for U.S. Holders

Subject to the limitations and qualifications set forth herein, it is Covington’s opinion that the Business Combination will qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, a U.S. Holder of Humacyte Capital Stock will not recognize gain or loss upon the exchange of Humacyte Capital Stock for New Humacyte common stock pursuant to the Business Combination, except with respect to cash received in lieu of a fractional share of New Humacyte common stock. A U.S. Holder of Humacyte Capital Stock who receives cash in lieu of a fractional share of New Humacyte common stock in the Business Combination should be treated as having received such fractional share of New Humacyte common stock pursuant to the Business Combination and then as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. Holder’s tax basis allocable to such fractional share. Any such gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the fractional share (including the holding period of the Humacyte Capital Stock surrendered therefor in the Business Combination) is more than one year as of the closing date of the Business Combination.

A U.S. Holder’s aggregate tax basis in the shares of New Humacyte common stock received in the Business Combination (including any fractional share interest for which cash is received) in exchange for Humacyte Capital Stock will equal the U.S. Holder’s aggregate tax basis in the shares of Humacyte Capital Stock surrendered in the Business Combination, and the holding period of such shares of New Humacyte common stock will include the holding period of the shares of Humacyte Capital Stock surrendered in exchange therefor.

For purposes of determining the tax bases and holding periods for shares of New Humacyte common stock received in the Business Combination, U.S. Holders who acquired different blocks of Humacyte Capital Stock at different times or for different prices must calculate their bases and holding periods in their shares of Humacyte Capital Stock separately for each identifiable block of such Humacyte Capital Stock exchanged in the Business Combination.

A U.S. Holder that receives shares of New Humacyte common stock in the Business Combination and is considered a “significant holder” will be required (1) to file a statement with the holder’s U.S. federal income tax return providing certain facts pertinent to the Business Combination, including its tax basis in, and the fair market value of, the shares of Humacyte Capital Stock surrendered, and (2) to retain permanent records of the facts relating to the Business Combination. A “significant holder” is a U.S. Holder of Humacyte Capital Stock that, immediately before the Business Combination, owned at least 1% of the outstanding Humacyte Capital Stock by vote or value, or securities of Humacyte with an aggregate tax basis of $1 million or more.

U.S. Federal Income Tax Consequences if the Business Combination Failed to Qualify as a Reorganization

If the Business Combination fails to qualify as a reorganization under Section 368(a) of the Code, a U.S. Holder of Humacyte Capital Stock will recognize gain equal to the difference, if any, between the fair market value of the New Humacyte common stock received (including any fractional share of New Humacyte common stock deemed received) in exchange for the Humacyte Capital Stock surrendered in the Business Combination and the U.S. Holder’s adjusted tax basis in such surrendered Humacyte Capital Stock. Any such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Humacyte Capital Stock surrendered in the Business Combination exceeds one year as of the closing date of the Business Combination. Long-term capital gains of non-corporate taxpayers are taxed at a reduced U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

A U.S. Holder of Humacyte Capital Stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on proceeds received in connection with the Business Combination. The current backup withholding rate is 24%. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies the U.S. Holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form or (ii) certifies that such U.S. Holder is otherwise exempt from backup withholding. U.S. Holders of shares of Humacyte Capital Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a U.S. Holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the U.S. Holder may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO U.S. HOLDERS OF HUMACYTE CAPITAL STOCK IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE, AND MAY NOT BE CONSTRUED AS, TAX ADVICE. HOLDERS OF HUMACYTE CAPITAL STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION, OR UNDER ANY APPLICABLE TAX TREATY.

Material Tax Considerations Related to a Redemption of Class A Common Stock

Treatment of Redemption of Class A Common Stock

Redemption of Class A Common Stock.    In the event that a holder’s Class A Common Stock is redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “Special Meeting of AHAC Stockholders — Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as an exchange of Class A Common Stock under Section 302 of the Code with respect to such holder or whether the redemption is treated as a distribution to which section 301 of the Code applies. Whether a redemption qualifies for exchange treatment will depend largely on the total number of shares of AHAC stock treated as held by the holder (including any stock constructively owned by the holder as a result of owning warrants) relative to all of AHAC’s shares outstanding both before and after the redemption. The redemption of Class A Common Stock generally will be treated as an exchange of the Class A Common Stock for cash (rather than a corporate distribution) if the redemption or purchase by AHAC (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in AHAC or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a holder takes into account not only stock actually owned by the holder, but also shares of AHAC stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock the holder has a right to acquire by exercise of an option, which would generally include Class A Common Stock which could be acquired pursuant to the exercise of the warrants.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of Class A Common Stock must, among other requirements, be less than 80% of the percentage of AHAC’s outstanding voting stock actually and constructively owned by the holder immediately before the redemption.

There will be a complete termination of a holder’s interest if either (i) all of the shares of Class A Common Stock actually and constructively owned by the holder are redeemed or (ii) in the case of an individual holder, all of the shares of Class A Common Stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock.

The redemption of Class A Common Stock will not be essentially equivalent to a dividend if a holder’s conversion results in a “meaningful reduction” of the holder’s proportionate interest in AHAC. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A holder should consult with its own tax advisors as to the tax consequences of a redemption or purchase by AHAC.

If none of the foregoing tests is satisfied, then the redemption us will be treated as a corporate distribution and the tax effects will be as described under “— U.S. Holders — Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Class A Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

U.S. Holders

Taxation of Redemption Treated as an Exchange of Class A Common Stock. If the redemption qualifies as an exchange of Class A Common Stock as described above under “— Treatment of Redemption of Class A Common Stock,” a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Class A Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Class A Common Stock may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Class A Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its Class A Common Stock generally will equal the U.S. Holder’s adjusted cost less any prior distributions treated as a return of capital for U.S. federal income tax purposes.

Taxation of Redemption Treated as a Distribution. If the redemption does not qualify as an exchange of Class A Common Stock, a U.S. Holder will generally be treated as receiving a distribution in respect of its Class A Common Stock. Such a distribution generally will be includable in a U.S. Holder’s gross income as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends will be taxable to a corporate U.S. Holder at regular rates and will generally be eligible for the dividends-received deduction if the requisite holding period is satisfied.

For non-corporate U.S. Holders, if the U.S. Holder satisfies certain holding period requirements and the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property, dividends are “qualified dividend income” taxed at the preferential applicable long-term capital gain rate. It is unclear whether the redemption rights with respect to the Class A Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then non-corporate U.S. Holders may be subject to tax on such dividends at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Common Stock (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Common Stock in the manner described above under “— Taxation of Redemption Treated as an Exchange of Class A Common Stock.”

U.S. Information Reporting and Backup Withholding. Distributions with respect to the Class A Common Stock to a U.S. Holder, whether or not such distributions qualify as dividends for U.S. federal income tax purposes, and proceeds from the sale, exchange or redemption of the Class A Common Stock by a U.S. Holder generally are subject to information reporting to the IRS and possible U.S. backup withholding, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Class A Common Stock that is for U.S. federal income tax purposes:

•        a non-resident alien individual;

•        a foreign corporation; or

•        a foreign estate or trust.

Redemption of Class A Common Stock.    The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s share of Class A Common Stock pursuant to the redemption provisions described in the section of this proxy statement/prospectus entitled “Special Meeting of AHAC Stockholders — Redemption Rights” generally will follow the U.S. federal income tax characterization of such a redemption as described under “— Treatment of Redemption of Class A Common Stock” above. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. Holder’s Class A Common Stock, the withholding agent might treat the redemption as a distribution subject to withholding tax.

Taxation of Redemption Treated as an Exchange of Class A Common Stock.    A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain realized upon the redemption of Class A Common Stock unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        Class A Common Stock constitutes a U.S. real property interest (“USRPI”) by reason of AHAC’s status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a U.S. Holder, unless an applicable tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, AHAC believes that it is not and has not been at any time since its formation, and does not expect to be immediately after the Business Combination is completed, a USRPHC.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Taxation of Redemption Treated as a Distribution.    If the redemption does not qualify as an exchange of Class A Common Stock, with respect to a Non-U.S. Holder, such holder will generally be treated as receiving a distribution in respect of Class A Common Stock. Such a distribution to the extent paid out of AHAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will constitute a dividend, first, for U.S. federal income tax purposes. Amounts not treated as a dividend for U.S. federal income tax purposes will constitute a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero, and thereafter as capital gain and will be treated as described above under “— Non-U.S. Holders — Taxation of Redemption Treated as an Exchange of Class A Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of Class A Common Stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding.    Payments of dividends on Class A Common Stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on Class A Common Stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds from a sale or other taxable disposition of Class A Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds from a disposition of Class A Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts.    Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or disposition of Class A Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on Class A Common Stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of Class A Common Stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. Holders should consult their tax advisors regarding the potential application of withholding under FATCA.

Anticipated Accounting Treatment of the Business Combination

Notwithstanding the legal form of the Business Combination pursuant to the Business Combination Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, AHAC will be treated as the acquired company for financial reporting purposes; whereas, Humacyte will be treated as the accounting acquiror. In accordance with this accounting method, the Business Combination will be treated as the equivalent of Humacyte issuing stock for the net assets of AHAC, accompanied by a recapitalization. The net assets of AHAC will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of Humacyte. Humacyte has been determined to be the accounting acquiror for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

•        Humacyte’s existing stockholders will have a majority of the voting power in New Humacyte, irrespective of whether the Public Stockholders exercise their right to redeem their Public Shares;

•        it is expected that the New Humacyte Board will consist of up to 11 directors, up to ten of whom shall be designated by Humacyte and one of whom will be designated by AHAC;

•        Humacyte’s existing senior management team will comprise the senior management of the Combined Company; and

•        Humacyte’s operations prior to the Business Combination will comprise the ongoing operations of New Humacyte.

Regulatory Matters

The Business Combination is not subject to any additional federal or state regulatory requirement or approval, except for the filings with the State of Delaware necessary to effectuate the Business Combination and the filing of required notifications and the expiration or termination of the required waiting periods under the HSR Act.

Required Vote of AHAC Stockholders

The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the issued and outstanding shares of AHAC Common Stock, voting together as a single class. Additionally, the Business Combination will not be consummated if AHAC has less than $5,000,001 of net tangible assets after taking into account the redemption into cash of all Public Shares properly demanded to be redeemed by Public Stockholders.

The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT AHAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of AHAC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of AHAC and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, AHAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of AHAC and Humacyte, adjusted to give effect to the Business Combination and the other events contemplated by the Business Combination Agreement. Unless otherwise indicated or the context otherwise requires, references to the “Combined Company” refer to New Humacyte and its consolidated subsidiaries after giving effect to the Business Combination.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical balance sheet of AHAC as of March 31, 2021, and the historical balance sheet of Humacyte as of March 31, 2021, on a pro forma basis as if the Business Combination and the other events contemplated by the Business Combination Agreement had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, combines the historical statements of operations of AHAC for the period from July 1, 2020 (inception) through December 31, 2020, and the historical statements of operations of Humacyte for the year ended December 31, 2020 on a pro forma basis as if the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction had been consummated on January 1, 2020, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021, combines the historical statements of operations of AHAC for the three months ended March 31, 2021, and the historical statements of operations of Humacyte for the three months ended March 31, 2021 on a pro forma basis as if the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information and accompanying notes have been derived from and should be read in conjunction with:

•        the historical audited financial statements of AHAC as of December 31, 2020 and for the period from July 1, 2020 (inception) through December 31, 2020 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•        the historical unaudited financial statements of AHAC as of and for the three months ended March 31, 2021 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•        the historical audited financial statements of Humacyte as of and for the year ended December 31, 2020 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•        the historical unaudited financial statements of Humacyte as of and for the three months ended March 31, 2021 and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•        other information relating to AHAC and Humacyte contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “Proposal 1: The Business Combination Proposal.”

The unaudited pro forma condensed combined financial information should also be read together with the sections titled “Information about AHAC — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Information about Humacyte — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On February 17, 2021, AHAC, Merger Sub and Humacyte entered into the Business Combination Agreement pursuant to which Merger Sub will merge with and into Humacyte, with Humacyte surviving the Merger. Humacyte will become a wholly owned subsidiary of AHAC and AHAC will immediately be renamed “Humacyte, Inc.” Upon the consummation of the Business Combination, the Business Combination Consideration will be distributed as follows (in each case, rounded down to the nearest whole share):

•        each outstanding share of Humacyte common stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to the Exchange Ratio;

•        each outstanding share of Humacyte preferred stock will be cancelled and converted into the right to receive a number of shares of New Humacyte common stock equal to (A) the aggregate number of shares of Humacyte common stock that would be issued upon conversion of the shares of Humacyte preferred stock based on the applicable conversion ratio immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio; and

•        each outstanding Humacyte option or warrant will be converted into an option or warrant, as applicable, to purchase a number of shares of New Humacyte common stock equal to (A) the number of shares of Humacyte common stock subject to such option or warrant multiplied by (B) the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio. The options and warrants to purchase shares of New Humacyte common stock will be otherwise subject to the same terms.

Other Related Events in Connection with the Business Combination

Other related events that are contemplated to take place in connection with the Business Combination are summarized below:

•        the issuance and sale of 17,500,000 shares of New Humacyte common stock to the PIPE Investors at a purchase price of $10.00 per share for aggregate proceeds of $175.0 million pursuant to the PIPE Investment;

•        the contingent issuance of up to 15,000,000 shares of New Humacyte common stock (the “Contingent Consideration”), comprised of two separate tranches of 7,500,000 shares per tranche, to current stockholders of Humacyte for no consideration upon the occurrence of certain triggering events, including upon a change in control, as described further in “Proposal 1: The Business Combination Proposal.” As these triggering events have not yet been achieved, the Contingent Consideration is treated as contingently issuable in the unaudited pro forma condensed combined financial information. The issuance of the Contingent Consideration would dilute all New Humacyte common stock outstanding at that time. Assuming the expected capital structure as of the Closing, the 7,500,000 shares issued in connection with each earnout triggering event would represent approximately 7.0% and 7.0% of shares outstanding for the no redemptions scenario and 7.8% and 7.8% for the maximum redemption scenario, respectively.

Financing Transaction

Other events consummated by Humacyte that are reflected in Humacyte’s March 31, 2021 historical balance sheet, but are not reflected in Humacyte’s statement of operations for the year ended December 31, 2020 and the three months ended March 31, 2021 and are considered material events separate from the Business Combination include the financing transaction summarized below:

•        In March 2021, Humacyte entered into a secured debt facility which provides a term loan facility of up to $50.0 million with a maturity date of March 1, 2025, of which $20.0 million was funded upon closing, and the additional $30 million is accessible in three tranches each of $10 million contingent on the achievement of certain business and clinical development milestones. Borrowings bear interest at the greater of 7.5% or the Wall Street Journal Prime Rate plus 4.25%. In connection with the secured debt facility, Humacyte granted warrants to purchase shares of Humacyte common stock at an exercise price of $2.699 per share (the “Loan Agreement Warrants”), of which 1,095,616 warrants were immediately exercisable and the remaining 469,550 will become exercisable upon the funding of an additional $10 million. The Loan Agreement Warrants are accounted for as debt issuance costs recognized as a direct reduction to the carrying amount of the loan and amortized as interest expense using the effective interest rate method through the term of the loan. Upon the closing of the Business Combination, any unexercised Loan Agreement Warrants will be cancelled in exchange for warrants to purchase a number of shares of New Humacyte common stock equal to the number of shares of Humacyte common stock subject to the warrant multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share divided by the Exchange Ratio. The new Loan Agreement Warrants will otherwise have the same terms.

Accounting for the Business Combination

Notwithstanding the legal form of the Business Combination pursuant to the Business Combination Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, AHAC will be treated as the acquired company and Humacyte will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Humacyte will represent a continuation of the financial statements of Humacyte, with the Business Combination treated as the equivalent of Humacyte issuing stock for the net assets of AHAC, accompanied by a recapitalization. The net assets of AHAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Humacyte. Humacyte has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:

•        Humacyte’s existing stockholders will have a majority of the voting power in New Humacyte, irrespective of whether the Public Stockholders exercise their right to redeem their Public Shares;

•        it is expected that the New Humacyte Board will consist of up to 11 directors, up to ten of whom shall be designated by Humacyte and one of whom will be designated by AHAC;

•        Humacyte’s existing senior management team will comprise the senior management of the Combined Company; and

•        Humacyte’s operations prior to the Business Combination will comprise the ongoing operations of New Humacyte.

The Contingent Consideration is expected to be accounted for as liability classified instruments that are earned upon achieving certain triggering events, which includes a change in control event that is not solely indexed to the common stock of New Humacyte. Liability classified instruments will be recognized at fair value upon the Closing and subsequently remeasured at fair value in future reporting periods, with changes in fair value recognized in earnings.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of New Humacyte upon consummation of the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction in accordance with GAAP.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction are expected to be used for general corporate purposes. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New Humacyte following the consummation of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. AHAC and Humacyte have not had any historical relationship prior to the transactions discussed in this proxy statement/prospectus. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the AHAC stockholders approve the Business Combination. Pursuant to AHAC’s Current Charter, the Public Stockholders may elect to redeem their Public Shares upon the closing of the Business Combination for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account. AHAC cannot predict how many of its Public Stockholders will exercise their right to redeem their Public Shares for cash. Therefore, the unaudited pro forma condensed combined financial information present two redemption scenarios as follows:

•        Assuming No Redemption — this scenario assumes that no Public Stockholders of AHAC exercise redemption rights with respect to their Public Shares; and

•        Assuming Maximum Redemption — this scenario assumes that 10,000,000 shares of AHAC Class A Common Stock are redeemed, which excludes 355,000 shares of Class A Common Stock held by the Sponsor and AHAC’s other initial stockholders who have agreed to waive their redemption rights, at an assumed redemption price of approximately $10.00 per share based on the funds held in the Trust Account as of March 31, 2021 for an aggregate payment of $100.0 million.

The two redemption scenarios assumed in the unaudited pro forma condensed combined balance sheet and statement of operations do not include adjustments for the 5,000,000 outstanding Public Warrants issued in connection with AHAC’s Initial Public Offering as such securities are not exercisable until 30 days after the Closing or the warrants that may be issued in connection with the conversion of Working Capital Loans.

The following summarizes the pro forma New Humacyte common stock issued and outstanding immediately after the Business Combination, presented under the two redemption scenarios:

	Pro Forma Combined (Assuming No Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
	Number of Shares	% Ownership	Number of Shares	% Ownership
New Humacyte shares	10,355,000	9.8%	355,000	0.4%
Founder Shares(1)	2,500,000	2.4%	2,500,000	2.6%
New Humacyte shares issued to PIPE Investors	17,500,000	16.5%	17,500,000	18.2%
New Humacyte shares issued in merger to Humacyte	75,579,776	71.3%	75,579,776	78.8%
Shares outstanding	105,934,776	100.0%	95,934,776	100.0%

____________

(1)      All of the Founder Shares will convert into shares of Class A Common Stock at the Closing.

The pro forma table above excludes New Humacyte shares reserved for the future issuance of Humacyte vested options, the Loan Warrant Agreement Warrants and the Contingent Consideration.

The following table summarizes the total New Humacyte shares issuable to Humacyte in connection with the Business Combination.

New Humacyte shares issued in merger to Humacyte	75,579,776
Additional New Humacyte shares reserved for the future exercise of Humacyte vested options	4,132,514
Additional New Humacyte shares reserved for the future exercise of the Loan Agreement Warrants	287,710
Business Combination Consideration	80,000,000
Contingent Consideration	15,000,000
Total shares potentially issued to Humacyte	95,000,000

Following the Closing, the Humacyte stockholders will have the right to receive the Contingent Consideration upon the occurrence of certain triggering events, including upon a change in control, as described further in “Proposal 1: The Business Combination Proposal.” Because the Contingent Consideration is contingently issuable based upon the price of New Humacyte common stock reaching certain thresholds that have not yet been achieved, the pro forma New Humacyte common stock issued and outstanding immediately after the Business Combination excludes the Contingent Consideration.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021
(in thousands)

			Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	AHAC (Historical)	Humacyte Historical	Transaction Accounting Adjustments (Note 2)		Pro Forma Combined	Additional Transaction Accounting Adjustments (Note 2)		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	513	44,628	100,030	(1)	296,863	1,372	(6)	198,235
			175,000	(3)		(100,000)	(12)
			(19,808)	(5)
			(3,500)	(6)
Accounts receivable	—	155	—		155	—		155
Prepaid expenses	124	1,400	—		1,524	—		1,524
Total current assets	637	46,183	251,722		298,542	(98,628)		199,914
Marketable securities held in Trust Account	100,030	—	(100,030)	(1)	—	—		—
Finance lease right-of-use assets, net	—	22,977	—		22,977	—		22,977
Operating lease right-of-use assets, net	—	759	—		759	—		759
Deferred offering costs	—	2,391	(2,391)	(5)	—	—		—
Property and equipment, net	—	39,448	—		39,448	—		39,448
Total assets	$100,667	$111,758	$149,301		$361,726	$(98,628)		$263,098

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	$5	$2,865	$(2,199)	(5)	$671	$—		$671
Franchise tax payable	113	—	—		113	—		113
Due to related party	10	—	—		10	—		10
Promissory note – related party	7	—	—		7	—		7
Accrued expenses	—	7,384	—		7,384	—		7,384
PPP loan payable, current portion	—	3,028	—		3,028	—		3,028
Deferred payroll tax, current portion	—	145	—		145	—		145
Finance lease obligation, current portion	—	1,789	—		1,789	—		1,789
Operating lease obligation, current portion	—	42	—		42	—		42
Total current liabilities	135	15,253	(2,199)		13,189	—		13,189
Secured bank loan facility	—	—	—		—	—		—
Contingent consideration	—	—	143,329	(7)	143,329	—		143,329
Warrant liabilities	14,994	—	(14,550)	(11)	444	—		444
Deferred underwriters’ discount payable	2,128	—	(2,128)	(6)	—	—		—
PPP loan payable, net of current portion	—	253	—		253	—		253
SVB loan payable	—	17,299	—		17,299	—		17,299

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021 — (Continued)
(in thousands)

			Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	AHAC (Historical)	Humacyte Historical	Transaction Accounting Adjustments (Note 2)		Pro Forma Combined	Additional Transaction Accounting Adjustments (Note 2)		Pro Forma Combined
Deferred payroll tax, net of current portion	—	144	—		144	—		144
Finance lease obligation, net of current portion	—	22,628	—		22,628	—		22,628
Operating lease obligation, net of current portion	—	716	—		716	—		716
Total liabilities	17,257	56,293	124,452		198,002	—		198,002

Commitments and contingencies

Class A common stock subject to possible redemption	78,410	—	(78,410)	(2)	—	—		—

Redeemable Convertible Preferred Stock
Series A, B, C and D redeemable convertible preferred stock	—	420,989	(420,989)	(4)	—	—		—
Total redeemable convertible preferred stock	—	420,989	(420,989)		—	—		—

Stockholders’ (deficit) equity
Class A common stock	1	—	1	(2)	10	(1)	(12)	9
			2	(3)
			1	(8)
			5	(9)
Class B common stock	1	—	(1)	(8)	—	—		—
Common stock	—	23	265	(4)	—	—		—
			(288)	(9)
Additional paid-in capital	13,014	42,850	78,409	(2)	572,111	1,372	(6)	473,484
			174,998	(3)		(99,999)	(12)
			420,724	(4)
			(20,000)	(5)
			(1,372)	(6)
			(143,329)	(7)
			283	(9)
			(8,016)	(10)
			14,550	(11)
Accumulated (deficit) equity	(8,016)	(408,397)	8,016	(10)	(408,397)	—		(408,397)
Total stockholders’ (deficit) equity	5,000	(365,524)	524,248		163,724	(98,628)		65,096
Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$100,667	$111,758	$149,301		$361,726	$(98,628)		$263,098

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share data)

		Humacyte				Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	AHAC (Historical)	Historical	Transaction Accounting Adjustments (Note 2)		Pro Forma	Transaction Accounting Adjustments (Note 2)		Pro Forma Combined	Additional Transaction Accounting Adjustments (Note 2)		Pro Forma Combined
Revenue	$—	$1,491			$1,491	$—		$1,491	$—		$1,491

Expenses
Administrative expenses	249	12,013			12,013	—		12,262	—		12,262
Research and development expenses	—	54,078			54,078	—		54,078			54,078
Total expenses	249	66,091	—		66,091	—		66,340	—		66,340

Operating loss	(249)	(64,600)	—		(64,600)	—		(64,849)	—		(64,849)

Other income (expense)
Interest income	16	278			278	(16)	(1)	278	—		278
Change in fair value of warrant liabilities	1,970	—			—	(2,021)	(2)	(51)	—		(51)
Offering expenses related to warrant issuance	(317)	—			—	—		—	—		(317)
Interest expense	—	(2,202)	(2,816)	(3)	(5,018)	—		(5,018)	—		(5,018)
Net income (loss)	$1,420	$(66,524)	$(2,816)		$(69,340)	$(2,037)		$(69,957)	$—		$(69,957)

Weighted average shares outstanding of Class A common stock	6,338,515
Basic and diluted net income per share – Class A common stock	$0.00
Weighted average shares outstanding of Class B common stock	2,500,000
Basic and diluted net income per share – Class B common stock	$0.56
Weighted average shares outstanding of Humacyte common stock		21,956,162				83,978,614	(4)	105,934,776	(10,000,000)	(4)	95,934,776
Basic and diluted net loss per share – Humacyte common stock		$(3.03)						$(0.66)			$(0.73)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(in thousands, except share and per share data)

		Humacyte				Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	AHAC (Historical)	Historical	Transaction Accounting Adjustments (Note 2)		Pro Forma	Transaction Accounting Adjustments (Note 2)		Pro Forma Combined	Additional Transaction Accounting Adjustments (Note 2)		Pro Forma Combined
Revenue	$—	$155			$155	$—		$155	$—		$155

Expenses
Administrative expenses	494	4,787			4,787	—		5,281	—		5,281
Research and development expenses	—	15,137			15,137	—		15,137			15,137
Total expenses	494	19,924	—		19,924	—		20,418	—		20,418

Operating loss	(494)	(19,769)	—		(19,769)	—		(20,263)	—		(20,263)

Other income (expense)
Interest income	—	1			1	—	(1)	1	—		1
Change in fair value of warrant liabilities	(8,955)	—			—	8,800	(2)	(155)	—		(155)
Offering expenses related to warrant issuance	13	—			—	—		—	—		13
Interest expense	—	(533)	(693)	(3)	(1,226)	—		(1,226)			(1,226)
Net income (loss)	$(9,436)	$(20,301)	$(693)		$(20,994)	$8,800		$(21,630)	$—		$(21,630)

Weighted average shares outstanding of Class A common stock	10,350,000
Basic and diluted net income per share – Class A common stock	$—
Weighted average shares outstanding of Class B common stock	8,625,000
Basic and diluted loss per share – Class B common stock	$(0.20)
Weighted average shares outstanding of Humacyte common stock		22,371,289				83,563,487	(4)	105,934,776	(10,000,000)	(4)	95,934,776
Basic and diluted net loss per share – Humacyte common stock		$(0.91)						$(0.20)			$(0.23)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, AHAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Humacyte will represent a continuation of the financial statements of Humacyte, and the Business Combination will be treated as the equivalent of Humacyte issuing stock for the net assets of AHAC, accompanied by a recapitalization. The net assets of AHAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Humacyte.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives pro forma effect to the Business Combination and other events contemplated by the Business Combination Agreement as if they had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 and the three months ended March 31, 2021, gives pro forma effect to the Business Combination, the other events contemplated by the Business Combination Agreement and the financing transaction as if they had been consummated on January 1, 2020.

The unaudited pro forma condensed combined financial information and the accompanying notes have been derived from and should be read in conjunction with:

•        the historical audited financial statements of AHAC as of December 31, 2020 and for the period from July 1, 2020 (inception) through December 31, 2020 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•        the historical unaudited financial statements of AHAC as of and for the three months ended March 31, 2021 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•        the historical audited financial statements of Humacyte as of and for the year ended December 31, 2020 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•        the historical unaudited financial statements of Humacyte as of and for the three months ended March 31, 2021 and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•        other information relating to AHAC and Humacyte contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “Proposal 1: The Business Combination Proposal.”

The unaudited pro forma condensed combined financial information should also be read together with the sections titled “Information about AHAC — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Information about Humacyte — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other financial information included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments that appear in this proxy statement/prospectus. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the New Humacyte’s additional paid-in capital and are assumed to be cash settled.

2. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

(1)    Reflects the liquidation and reclassification of cash and investments held in the Trust Account that becomes available for general use by New Humacyte following the Business Combination.

(2)    Reflects the transfer of AHAC’s Class A Common Stock subject to possible redemptions as of March 31, 2021 to permanent equity.

(3)    Reflects the gross proceeds of $175.0 million from the PIPE Investment (17,500,000 shares of Class A Common Stock at $10.00 per share).

(4)    Reflects the conversion of all Humacyte preferred stock (Series A preferred, Series B preferred, Series C preferred and Series D preferred) into Humacyte common stock pursuant to the conversion rate for such shares of Humacyte preferred stock effective immediately prior to the Closing.

(5)    Reflects the preliminary estimated payment of direct and incremental transaction costs incurred prior to or concurrent with the Business Combination and PIPE Investment of approximately $20.0 million, which are to be cash settled upon Closing in accordance with the Business Combination Agreement. Transaction costs includes legal, accounting, financial advisory and other professional fees related to the Business Combination and PIPE Investment. For purposes of a reverse recapitalization transaction, these direct and incremental transaction costs related to the Business Combination will be treated as a reduction of the cash proceeds resulting from the Business Combination and will accordingly be reported by the combined company as a reduction to additional paid-in capital rather than expensed as incurred. As of March 31, 2021, Humacyte had deferred transaction costs incurred of $2.4 million, of which $2.2 million was unpaid.

	Reverse Recapitalization	PIPE
Advisory and broker fees	$4,975,000	$9,850,000
Legal	3,650,000	350,000
Accounting	950,000	—
Other	225,000	—
	$9,800,000	$10,200,000

(6)    Reflects the payment of the deferred underwriters’ discount payable related to AHAC’s Initial Public Offering, which is contingent upon the level of redemption of the Public Shares. The deferred underwriters’ discount payable is $3.5 million and approximately $2.1 million in the “Assuming No Redemption Scenario” and “Assuming Maximum Redemption Scenario,” respectively. As of March 31, 2021, $2.1 million was outstanding on AHAC’s balance sheet.

(7)    Reflects the preliminary estimated fair value of the shares of New Humacyte common stock contingently issuable to current shareholders of Humacyte upon the occurrence of certain triggering events as of the Closing. The preliminary estimated fair value of these shares was determined using the most reliable information available. The actual fair value could change materially once the final valuation is determined at the Closing. Refer to Note 4 for more information.

(8)    Reflects the conversion of AHAC’s Class B Common Stock to Class A Common Stock.

(9)    Reflects the recapitalization of equity as a result of the exchange of Humacyte common stock for Class A Common Stock at the Exchange Ratio.

(10)  Reflects the elimination of AHAC’s accumulated deficit to additional paid-in capital.

(11)  Reflects the reclassification of the warrant liabilities associated with AHAC’s public warrants to additional paid in capital. AHAC’s public warrants are expected to be equity classified upon consummation of the Business Combination.

(12)  Reflects the cash disbursement for the redemption of 10,000,000 shares of Class A Common Stock at a redemption price of approximately $10.00 per share, totalling approximately $100.0 million, under the maximum redemption scenario.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 and the three months ended March 31, 2021 are as follows:

(1)    Reflects an adjustment to eliminate interest income related to the Trust Account.

(2)    Reflects an adjustment to eliminate the change in fair value of warrant liabilities associated with AHAC’s public warrants, as such warrants are expected to become equity classified upon the consummation of the Business Combination.

(3)    Reflects an adjustment for the interest expense, discount amortization, and accretion of the final payment related to the Loan Agreement.

(4)    Reflects the increase in the weighted average shares of New Humacyte common stock outstanding due to the issuance of Class A Common Stock (and redemptions in the maximum redemption) in connection with the Business Combination and PIPE Investment, which is described further in Note 3.

3. Loss per Share

Represents the net loss per share calculated using the historical weighted average shares of AHAC Common Stock outstanding, and the issuance of additional shares in connection with the Business Combination and other related events, assuming the shares were outstanding since January 1, 2020. As the Business Combination and other related events are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. Under the maximum redemption scenario, the shares assumed to be redeemed by the Public Stockholders are eliminated as of January 1, 2020. No unexercised stock options and warrants were included in the earnings per share calculation as they would be anti-dilutive.

	Year Ended December 31, 2020
	Pro Forma Combined
	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss	$(69,957,000)	$(69,957,000)
Weighted average shares outstanding – basic and diluted	105,934,776	95,934,776
Net loss per share – basic and diluted(1)	$(0.66)	$(0.73)
New Humacyte shares	10,355,000	355,000
New Humacyte shares issued to holders of Class B shares	2,500,000	2,500,000
New Humacyte shares issued to PIPE Investors	17,500,000	17,500,000
New Humacyte shares issued in merger to Humacyte	75,579,776	75,579,776
Shares outstanding	105,934,776	95,934,776

	Three Months Ended March 31, 2021
	Pro Forma Combined
	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss	$(21,630,000)	$(21,630,000)
Weighted average shares outstanding – basic and diluted	105,934,776	95,934,776
Net loss per share – basic and diluted(1)	$(0.20)	$(0.23)

New Humacyte shares	10,355,000	355,000
New Humacyte shares issued to holders of Class B shares	2,500,000	2,500,000
New Humacyte shares issued to PIPE Investors	17,500,000	17,500,000
New Humacyte shares issued in merger to Humacyte	75,579,776	75,579,776
Shares outstanding	105,934,776	95,934,776

____________

(1)      All of the Founder Shares will convert into shares of Class A Common Stock at the Closing.

The following outstanding shares of common stock equivalents are excluded from the computation of pro forma diluted net income per share for all the periods and scenarios presented because including them would have an anti-dilutive effect.

	Year Ended December 31, 2020
	Pro Forma Combined
	Assuming No Redemption	Assuming Maximum Redemption
Public Warrants	5,000,000	5,000,000
Private Placement Warrants	177,500	177,500
Exercisable SVB Warrants	287,710	287,710
Unexercisable SVB Warrants	123,304	123,304
Vested options to purchase New Humacyte common stock	4,132,514	4,132,514
Unvested options to purchase New Humacyte common stock	2,366,742	2,366,742
Total	12,087,770	12,087,770
	Three Months Ended March 31, 2021
	Pro Forma Combined
	Assuming No Redemption	Assuming Maximum Redemption
Public Warrants	5,000,000	5,000,000
Private Placement Warrants	177,500	177,500
Exercisable SVB Warrants	287,710	287,710
Unexercisable SVB Warrants	123,304	123,304
Vested options to purchase New Humacyte common stock	4,132,514	4,132,514
Unvested options to purchase New Humacyte common stock	2,366,742	2,366,742
Total	12,087,770	12,087,770

The 15,000,000 Contingent Consideration shares are excluded from the calculation of pro forma net loss per share and the anti-dilutive table for all the periods and scenarios presented as such shares are contingently issuable until the share price of New Humacyte exceeds specified thresholds that have not yet been achieved, or upon the occurrence of a change in control.

4. Contingent Consideration

The contingent obligations to issue the Contingent Consideration is expected to be accounted for as liability classified instruments that are earned upon the achievement of certain triggering events, which includes a change in control event that is not solely indexed to the New Humacyte common stock. The preliminary estimated fair value of the Contingent Consideration is $143.3 million. The Contingent Consideration will be remeasured to fair value at each reporting date with changes in fair value recognized in earnings. These changes in fair value may be material to future results of operations.

The Contingent Consideration is comprised of two separate tranches of 7,500,00 shares of Class A Common Stock per tranche. The first and second tranches are issuable if the volume weighted average price (“VWAP”) of shares of Class A Common Stock on Nasdaq, or any other national securities exchange on which the shares of Class A Common Stock are then traded is greater than or equal to $15.00 and $20.00, respectively, over any twenty trading days within any thirty trading day period.

The estimated fair value of the Contingent Consideration was determined by using a Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over a ten-year period. The preliminary estimated fair value of Contingent Consideration was determined using the most reliable information available. Assumptions used in the preliminary valuation, which are subject to change at the Closing, were as follows:

Current stock price:    The stock price was set at $9.93 per share based on the closing price per share of AHAC Class A Common Stock as of May 19, 2021. A hypothetical 10% change in stock price would result in a $14.3 million change in the estimated fair value of the Contingent Consideration.

Expected volatility:    The volatility rate was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to our business over a five-year period.

Risk-free interest rate:    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with ten-year maturities.

Expected term:    The expected term is ten years.

Expected dividend yield:    The expected dividend yield is zero as Humacyte has never declared or paid cash dividends and has no current plans to do so during the expected term.

The actual fair value of Contingent Consideration is subject to change as additional information becomes available and additional analyses are performed, and such changes could be material once the final valuation of the Contingent Consideration is determined at the Closing.

PROPOSAL 2: THE CHARTER AMENDMENT PROPOSAL

The Charter Amendment Proposal, if approved, will approve the following amendments to the Current Charter to:

•        change the name of the new public entity to “Humacyte, Inc.” as opposed to “Alpha Healthcare Acquisition Corp.”;

•        increase AHAC’s capitalization so that it will have 250,000,000 authorized shares of a single class of common stock and 20,000,000 authorized shares of preferred stock, as opposed to AHAC having 100,000,000 authorized shares of Class A Common Stock, 10,000,000 authorized shares of Class B Common Stock and 1,000,000 authorized shares of preferred stock;

•        require that the removal of any director be only for cause and by the affirmative vote of at least 66 ⅔% of the Combined Company’s then-outstanding shares of capital stock entitled to vote generally in the election of directors;

•        require that the affirmative vote of two-thirds of the directors then in office and the holders of at least 66 ⅔% of the then outstanding shares of capital stock then entitled to vote generally in the election of directors be required to amend, alter, change or repeal the provisions of the Proposed Charter governing the election and functions of the board of directors and the provisions governing amendments to the Proposed Charter;

•        remove the provision allowing stockholders to act by written consent in lieu of holding a meeting of stockholders; and

•        delete the various provisions applicable only to special purpose acquisition corporations.

In the judgment of the Board, the Charter Amendment Proposal is desirable for the following reasons:

•        the name of the new public entity is desirable to reflect the Business Combination with Humacyte and the combined business going forward;

•        the greater number of authorized number of shares of capital stock is desirable for the Combined Company to have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of the Warrants and of equity grants currently outstanding or made under the 2021 Plan and ESPP (assuming they are approved at the Special Meeting);

•        the single class of common stock is desirable because all shares of Class B Common Stock will be exchanged for Class A Common Stock upon consummation of the Business Combination, and because it will allow the Combined Company to have a streamlined capital structure;

•        it is desirable to increase the voting threshold required to remove a director from the Combined Company board and amend certain provisions of the Current Charter, and to remove the provision allowing stockholder action by written consent, in order to help facilitate corporate governance stability by requiring broad stockholder consensus to effect corporate governance changes, protect minority stockholder interests and enable the Combined Company board to preserve and maximize value for all stockholders in the context of an opportunistic and unsolicited takeover attempt; and

•        it is desirable to delete the provisions that relate to the operation of AHAC as a blank check company prior to the consummation of its initial business combination because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).

Notwithstanding the foregoing, certain of the Proposed Charter amendments may make it more difficult or to discourage an attempt to obtain control of New Humacyte and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Humacyte’s securities. If, in the due exercise of its fiduciary obligations, for example, the board of New Humacyte were to determine that a takeover proposal was not in the best interests of New Humacyte, such shares could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New Humacyte to have the flexibility to authorize the issuance of shares in the future for financing its business, acquiring other businesses, forming strategic partnerships and alliances and stock dividends and stock splits. AHAC currently has no such plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Under the Business Combination Agreement, the approval of the Charter Amendment Proposal is a condition to the adoption of the Business Combination Proposal and vice versa. Accordingly, if the Business Combination Proposal is not approved, the Charter Amendment Proposal will not be presented at the Special Meeting.

The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of each of the Class A Common Stock and Class B Common Stock, voting separately. Accordingly, an AHAC stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Charter Amendment Proposal.

A copy of AHAC’s Proposed Charter, as will be in effect assuming approval of all of the Charter Amendment Proposal and upon consummation of the Business Combination and filing with the Delaware Secretary of State, is attached to this proxy statement/prospectus as Annex C.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT AHAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of AHAC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of AHAC and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, AHAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL 3: THE ADVISORY CHARTER AMENDMENT PROPOSALS

In connection with the Business Combination, AHAC is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendment Proposal. Pursuant to SEC guidance, AHAC is submitting these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on AHAC or the Board (separate and apart from the approval of the Charter Amendment Proposal). In the judgment of the Board, these provisions are necessary to adequately address the needs of the Combined Company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendment Proposals (separate and apart from approval of the Charter Amendment Proposal).

AHAC stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented as seven separate sub-proposals (the “Advisory Charter Amendment Proposals”):

(a)     Advisory Charter Proposal A — to change the corporate name of the Combined Company to “Humacyte, Inc.”;

(b)    Advisory Charter Proposal B — to increase the authorized shares of AHAC Common Stock to 250,000,000 shares;

(c)     Advisory Charter Proposal C — to increase the authorized shares of “blank check” preferred stock that the Combined Company’s board of directors could issue to 20,000,000 shares;

(d)    Advisory Charter Proposal D — to provide that the removal of any director be only for cause and by the affirmative vote of at least 66 ⅔% of the Combined Company’s then-outstanding shares of capital stock entitled to vote generally in the election of directors.

(e)     Advisory Charter Proposal E — to provide that certain amendments to provisions of the Proposed Charter will require the approval of at least 66 ⅔% of the Combined Company’s then-outstanding shares of capital stock entitled to vote on such amendment;

(f)     Advisory Charter Proposal F — to make the Combined Company’s corporate existence perpetual instead of requiring AHAC to be dissolved and liquidated 24 months following the closing of its Initial Public Offering and to remove from the Proposed Charter the various provisions applicable only to special purpose acquisition companies; and

(g)    Advisory Charter Proposal G — to remove the provision that allows stockholders to act by written consent as opposed to holding a stockholders meeting,

Reasons for the Charter Amendments

In the judgment of the Board, the amendments to the Current Charter are desirable for the following reasons:

•        the name of the new public entity is desirable to reflect the Business Combination with Humacyte and the combined business going forward;

•        the greater number of authorized number of shares of capital stock is desirable for the Combined Company to have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of the Warrants and of equity grants currently outstanding or made under the 2021 Plan and ESPP (assuming they are approved at the Special Meeting);

•        the single class of common stock is desirable because all shares of Class B Common Stock will be exchanged for Class A Common Stock upon consummation of the Business Combination, and because it will allow New Humacyte to have a streamlined capital structure;

•        it is desirable to increase the voting threshold required to remove a director from the Combined Company board and amend certain provisions of the Current Charter, and to remove the provision allowing stockholder action by written consent, in order to help facilitate corporate governance stability by requiring broad stockholder consensus to effect corporate governance changes, protect minority stockholder interests and enable the Combined Company board to preserve and maximize value for all stockholders in the context of an opportunistic and unsolicited takeover attempt; and

•        it is desirable to delete the provisions that relate to the operation of AHAC as a blank check company prior to the consummation of its initial business combination because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).

Notwithstanding the foregoing, certain of the Proposed Charter amendments may make it more difficult or to discourage an attempt to obtain control of New Humacyte and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Humacyte’s securities. If, in the due exercise of its fiduciary obligations, for example, the board of New Humacyte were to determine that a takeover proposal was not in the best interests of New Humacyte, such shares could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New Humacyte to have the flexibility to authorize the issuance of shares in the future for financing its business, acquiring other businesses, forming strategic partnerships and alliances and stock dividends and stock splits. AHAC currently has no such plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

The approval of each Advisory Charter Amendment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of AHAC Common Stock cast by the stockholders represented in person (which would include presence at a virtual meeting) or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class.

A copy of AHAC’s Proposed Charter, as will be in effect assuming approval of the Charter Amendment Proposal and upon consummation of the Business Combination and filing with the Delaware Secretary of State, is attached to this proxy statement/prospectus as Annex C.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT AHAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER AMENDMENT PROPOSALS.

The existence of financial and personal interests of one or more of AHAC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of AHAC and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, AHAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL 4: THE NASDAQ PROPOSAL

For purposes of complying with Rule 5635(a), (b) and (d) of the Nasdaq Stock Market Listing Rules, stockholders of AHAC are being asked to approve the issuance of up to 95,000,000 shares of New Humacyte common stock in connection with the Business Combination and the issuance of an aggregate of 17,500,000 shares of Class A Common Stock to the PIPE Investors pursuant to the Subscription Agreements.

Under Nasdaq Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, the Business Combination Consideration and the shares being issued to the PIPE Investors will exceed 20% or more of the outstanding AHAC Common Stock and 20% or more of the voting power, in each case outstanding before the issuance of such shares in connection with the Business Combination and the PIPE Investment.

Under Nasdaq Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Under Nasdaq Rule 5635(b), the issuance of the Business Combination Consideration and/or the shares in the PIPE Investment will result in a “change of control” of AHAC.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. Because shares of New Humacyte common stock will be issued in exchange for all of the equity interests of Humacyte, the deemed issuance price of the shares of the New Humacyte common stock may be less than the lower of (i) the closing price immediately preceding the signing of the Business Combination Agreement or (ii) the average closing price of the Class A Common Stock for the five trading days immediately preceding the signing of the Business Combination Agreement. If the Business Combination Proposal is approved, the issuance of the shares of New Humacyte common stock will exceed 20% of the shares of AHAC Common Stock currently outstanding. Because the issuance price may be deemed to be below the lower of (i) the closing price immediately preceding the signing of the Business Combination Agreement or (ii) the average closing price of the Class A Common Stock for the five trading days immediately preceding the signing of the Business Combination Agreement, the Nasdaq Rules may require that AHAC obtain stockholder approval of the issuance of the shares of New Humacyte common stock in connection with the consummation of the Business Combination.

In addition, because the shares of Class A Common Stock issuable to the PIPE Investors (1) will be issued at a price that is less than the lower of (i) the closing price immediately preceding the signing of the Business Combination Agreement or (ii) the average closing price of the Class A Common Stock for the five trading days immediately preceding the signing of the Business Combination Agreement, and (2) will constitute more than 20% of the outstanding shares of AHAC Common Stock and more than 20% of outstanding voting power of AHAC Common Stock prior to such issuance, AHAC is required to obtain stockholder approval of such issuance pursuant to Nasdaq Rule 5635(d).

As a result of the foregoing, AHAC is required to obtain stockholder approval pursuant to The Nasdaq Stock Market Listing Rule 5635. For a summary of the Subscription Agreements, please see the section entitled “Proposal 1: The Business Combination Proposal — Related Agreements — Subscription Agreements.” AHAC stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information regarding the Subscription Agreements. You are urged to read carefully the form of Subscription Agreement in its entirety before voting on this Proposal.

The approval of the Nasdaq Stock Issuance Proposal will require the affirmative vote of a majority of the issued and outstanding shares of AHAC Common Stock cast by the stockholders represented in person (which would include presence at a virtual meeting) or by proxy and entitled to vote at the Special Meeting, voting as a single class.

If the Business Combination Proposal is not approved, the Nasdaq Stock Issuance Proposal will not be presented at the Special Meeting.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT AHAC STOCKHOLDERS VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of AHAC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of AHAC and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, AHAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL 5: THE DIRECTOR ELECTION PROPOSAL

Election of Directors

At the Special Meeting, it is proposed that eleven directors will be elected to be the directors of the Combined Company (also referred to as New Humacyte) upon consummation of the Business Combination. The Combined Company’s board of directors will reclassify. The term of office of the Class I directors will expire at the first annual meeting of stockholders following the initial reclassification of the board of directors and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following such reclassification, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following such reclassification, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Subject to any limitations imposed by applicable law and subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy occurring in the New Humacyte Board for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will, unless (a) New Humacyte’s board of directors determines by resolution that any such vacancies or newly created directorships will be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

It is proposed that the Company’s board of directors consist of the following directors:

•        Three Class I directors: Brady Dougan, Jeffrey H. Lawson, M.D., Ph.D., and Max Wallace J.D.

•        Four Class II directors: Gordon M. Binder, Todd M. Pope, Kathleen Sebelius, and Rajiv Shukla.

•        Four Class III directors: Emery N. Brown, M.D., Ph.D. Michael T. Constantino, Laura E. Niklason, M.D., Ph.D., and Susan Windham-Bannister, Ph.D.

Information regarding each nominee is set forth in the section entitled “Management of the Combined Company.”

Under Delaware law, the election of directors requires a plurality vote of the AHAC Common Stock present in person (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by AHAC’s Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the board of directors, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Special Meeting.

Following consummation of the Business Combination, the election of directors of the Combined Company will be governed by New Humacyte’s certificate of incorporation and the Bylaws and the laws of the State of Delaware.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT AHAC STOCKHOLDERS VOTE “FOR” EACH OF THE NOMINEES LISTED IN THIS PROXY STATEMENT/PROSPECTUS.

The existence of financial and personal interests of one or more of AHAC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of AHAC and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, AHAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL 6: THE INCENTIVE PLAN PROPOSAL

Background of the 2021 Plan

On July , 2021, AHAC’s Board approved, subject to AHAC stockholder approval, the Humacyte, Inc. 2021 Long-Term Incentive Plan (the “2021 Plan”), effective as of and contingent on the consummation of the Business Combination. If the 2021 Plan is approved by AHAC stockholders, New Humacyte will be authorized to grant equity and cash incentive awards to eligible service providers. A copy of the 2021 Plan is attached to this proxy statement/prospectus as Annex D. AHAC stockholders are being asked to approve the 2021 Plan.

Purpose of the 2021 Plan

The purpose of the 2021 Plan is to attract, retain, incentivize and reward top talent through stock ownership, to improve operating and financial performance and strengthen the mutuality of interest between eligible service providers and stockholders. AHAC believes that the equity-based awards to be issued under the 2021 Plan will motivate recipients to offer their maximum effort to the Combined Company and help focus them on the creation of long-term value consistent with the interests of the Combined Company’s stockholders. AHAC believes that grants of incentive awards are necessary to enable the Combined Company to attract and retain top talent.

Reasons for the Approval of the Incentive Plan Proposal

Stockholder approval of the 2021 Plan is necessary in order for AHAC to (1) meet the stockholder approval requirements of Nasdaq and (2) grant incentive stock options (“ISOs”) under the 2021 Plan.

Consequences if the Incentive Plan Proposal is Not Approved

If the Incentive Plan Proposal is not approved by AHAC stockholders, the 2021 Plan will not become effective and New Humacyte will not be able to grant equity awards under the 2021 Plan. Additionally, AHAC believes the Combined Company’s ability to recruit, retain and incentivize top talent will be adversely affected if the Incentive Plan Proposal is not approved.

Material Terms of the 2021 Plan

The material terms of the 2021 Plan, as approved by AHAC’s Board, are summarized below, a copy of which is attached to this proxy statement/prospectus as Annex D. This summary is qualified in its entirety by reference to the complete text of the 2021 Plan. AHAC stockholders are being asked to approve the 2021 Plan as presented. If the terms of the 2021 Plan are materially amended in a manner that would require stockholder approval under the rules of Nasdaq, other relevant listing authority or the ISO requirements, stockholders will be asked to approve such material amendment.

AHAC will initially reserve a pool of shares of New Humacyte common stock for issuance under the 2021 Plan equal to 7.5% of the aggregate number of shares of New Humacyte issued and outstanding immediately after the closing of the Business Combination. In addition, such aggregate number of shares will automatically increase on January 1 of each year commencing on January 1, 2022, in an amount equal to 5% of the total number of shares of New Humacyte’s capital stock outstanding on December 31 of the preceding year, unless the New Humacyte Board acts prior to January 1 of a given year to provide that the increase for such year will be a lesser number. Subject to the maximum aggregate number of shares that may be issued pursuant to all Awards (the “Share Reserve”), the maximum aggregate number of shares which may be issued pursuant to the exercise of ISOs is 700,000,000 shares (the “ISO Limit”). The purpose of the ISO Limit is to comply with section 422 of the Code so that the 2021 Plan does not reach the ISO Limit before the Share Reserve by reason of shares being added back to the 2021 Plan as described below.

Shares issued under the 2021 Plan will include authorized but unissued or reacquired shares of New Humacyte common stock. Any shares of common stock underlying any awards that are (i) forfeited, cancelled, or reacquired by New Humacyte prior to vesting, (ii) that expire, (iii) that are paid out in cash rather than shares, (iv) are tendered or withheld in payment of an award exercise or purchase price, (v) are tendered or withheld in satisfaction of tax withholding obligations with respect to an award or (vi) are not issued upon net settlement of a stock appreciation, will be added back to the shares of common stock available for issuance. The New Humacyte shares underlying any award granted under the 2015 Plan that are forfeited, cancelled or reacquired by New Humacyte prior to vesting, that expire or that are paid out in cash rather than shares after the effective date of the 2021 Plan will become available for grant and issuance under the 2021 Plan. Any shares that are added back to the 2021 Plan for any reason may not be issued pursuant to ISOs. Shares underlying any substitute awards that the Combined Company grants to employees, directors or consultants of a business that is acquired by the Combined Company will not count against the number of shares reserved for issuance under the 2021 Plan.

Plan Administration

The New Humacyte Board will administer the 2021 Plan, and will be authorized to delegate any or all of its powers under the Plan to one or more committees. The board of directors or committee administering the 2021 Plan is referred to herein as the “administrator.” The New Humacyte Board is permitted to delegate to one or more officers the power to grant awards to its employees and officers, subject to certain limitations.

Awards

Under the 2021 Plan, the administrator has the authority to award nonstatutory stock options and ISOs, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), unrestricted stock, performance awards and other forms of awards. All awards will be granted pursuant to an award agreement. Awards other than ISOs can be granted to employees, directors and consultants, but ISOs can only be granted to employees.

The administrator has the authority to set the terms of all awards. In particular, the administrator is authorized to determine the service-based or performance-based vesting criteria applicable to awards granted under the 2021 Plan, as set out in the award agreement. The award agreement will also specify any circumstances under which awards may be forfeited.

The value of all awards awarded under the 2021 Plan and all other cash compensation paid by New Humacyte to any non-employee director on the New Humacyte Board in any calendar year for service as a non-employee director shall not exceed $750,000, or $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board.

Options and SARs.    With respect to options and SARs, the administrator will determine the exercise price applicable thereto within the terms and conditions of the plan, provided that the exercise price per share subject to an option or SAR cannot be less than 100% of the fair market value of our common stock on the date of grant (however, an option may be granted with an exercise price lower than 100% of the fair market value on the date of grant of such award if such award is granted as a substitution for an option or SAR in accordance with the provisions and requirements of Section 409A and, if applicable, 424 of the Code). The administrator also has authority to determine the term of stock options and SARs granted under the 2021 Plan, up to a maximum of 10 years. The administrator may, but is not required to, permit a grantee to exercise any part or all of his or her stock options prior to full vesting. Except as otherwise provided in an award agreement, if an optionholder terminates employment or service for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. If an optionholder’s employment or service relationship ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months. Options generally terminate immediately upon the termination of an optionholder’s employment or service for cause. In no event may an option be exercised beyond the expiration of its term. Payment for shares issued upon the exercise of a stock option may be made either by certified or bank check, or such other means as the administrator may accept. Subject to the approval of the administrator, options may be exercised pursuant to such cashless exercise procedures as may be approved and implemented by the administrator from time to time, including pursuant to broker-assisted exercise transactions and/or net exercise procedures. The 2021 Plan does not permit the repricing of options or SARs without shareholder approval.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all stock plans maintained by New Humacyte may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonstatutory stock options (“NSOs”). No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Humacyte’s total combined voting power or that of any of New Humacyte’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock.    Except as otherwise provided in an award agreement, if a grantee of restricted stock terminates employment or service during the applicable restriction period, the Combined Company has the right to repurchase all or part of the shares of restricted stock still subject to restriction from the grantee at the issue price or at another stated or formula price (or to require forfeiture if such shares were issued at no cost). Additionally, unless otherwise determined by the administrator, grantees of restricted stock are entitled to receive all dividends and other distributions paid with respect to their shares of restricted stock, subject to such terms and conditions as the administrator may determine.

Restricted Stock Units.    An RSU may be settled in any form specified by the administrator in the restricted stock agreement, including but not limited to delivery of stock, cash, or a combination of cash and stock as deemed appropriate by the administrator. The administrator may, but need not, provide that grantees of RSUs will be paid or will accrue dividend equivalent payments on each date that dividends are paid with respect to New Humacyte common stock prior to the settlement of their RSUs, subject to such terms and conditions as the administrator may determine. The treatment of any dividends or dividend equivalents shall be set forth in the restricted stock unit agreement at the time the award is granted.

Performance Awards.    The 2021 Plan permits the grant of performance-based stock and cash awards that may vest or become earned and paid contingent upon the attainment of performance goals during a designated performance period, as determined by the administrator and set forth in the applicable award agreement. Performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, subsidiaries, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices, and may be based on financial performance, achievement of strategic objectives, or any other organizational goals, all as determined by the administrator. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the New Humacyte Board will appropriately make adjustments in the method of calculating the attainment of performance goals for a designated performance period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by New Humacyte achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of New Humacyte by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under New Humacyte’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expense under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the board of New Humacyte retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of performance goals and to define the manner of calculating the performance criteria it selects to use for such performance period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the award agreement or the written terms of a performance award.

Other Awards.    The board of New Humacyte may issue other forms of awards, which may, but are not required to be, valued in whole or in part by reference to, or otherwise based on, New Humacyte common stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the fair market value at the time of grant) may also be granted. The board of New Humacyte will have sole and complete discretion to determine the persons to whom and the time or times at which such other awards will be granted, the number of shares of New Humacyte (or the cash equivalent thereof) to be granted and all other terms and conditions of such other awards.

Under the 2021 Plan, awards generally are not transferable other than by will or the laws of descent and distribution, unless otherwise provided by the administrator. A grantee must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before New Humacyte will deliver stock certificates (or other consideration payable pursuant to the award) or otherwise recognize ownership of shares under an award.

Corporate Transactions and Recapitalizations

In the event of a corporate transaction (as defined in the 2021 Plan), each outstanding award will be treated as the administrator determines. The administrator has the right to (1) accelerate the vesting of any or all outstanding stock options and SARs, in whole or in part; (2) make non-forfeitable any or all outstanding restricted stock or RSUs, in whole or in part; or (3) cancel or redeem awards in exchange for cash or another form of consideration, including substitute awards in respect of the capital stock of a successor corporation, all subject to any limitations imposed by applicable law and provided that, if the fair market value of common stock on the date of the corporate transaction does not exceed the exercise price of any option or SAR, the administrator may cancel that option or SAR without any payment of consideration. The administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute awards pursuant to a corporate transaction, such awards shall have their vesting accelerate as to all shares subject to such awards (and any applicable right of repurchase fully lapse) immediately prior to the corporate transaction. In addition, in the event a successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute awards pursuant to a corporate transaction, the administrator will notify the grantee that such award will be exercisable for a period of time determined by the committee in its sole discretion, and such award will terminate upon the expiration of such period. Except as otherwise provided in an award agreement, in the event a successor or acquiring corporation (if any) assumes or replaces an option pursuant to a corporate transaction, and there is an involuntary termination (as defined in the award agreement) of the optionholder’s employment within the 30 days prior to the effective date of the corporate transaction or 12 months following such effective date, such option will vest in full.

Separately, in the event of a stock split or other change in the capital structure of New Humacyte without the company’s receipt of consideration, the 2021 Plan provides for appropriate adjustments, as applicable, to the maximum number and class of shares reserved for issuance under the 2021 Plan, the ISO limit, and the class and number of shares and exercise price or purchase price of outstanding awards under the 2021 Plan.

Plan Amendment or Termination

The New Humacyte Board has the authority to amend, suspend, or terminate the 2021 Plan, although certain material amendments require the approval of the company’s stockholders, and amendments that would adversely affect the rights of any participant require the consent of that participant. In no event will any amendment increase the maximum number of shares of common stock with respect to which awards may be granted under the 2021 Plan without stockholder approval. No awards are permitted to be granted after the tenth anniversary of the earlier of (i) the date the New Humacyte Board adopts the 2021 Plan and (ii) the date the company’s stockholders approve the 2021 Plan, and the 2021 Plan does not permit any awards to be granted while it is suspended or after it is terminated.

The administrator has the authority to amend, modify or terminate any outstanding award, but the grantee will be required to consent to such action unless the amendment, modification or termination would not materially and adversely affect the grantee’s rights under the 2021 Plan, the change is permitted in connection with specified corporate transactions or capitalization adjustments, or the change is required or advisable for New Humacyte, the 2021 Plan or the award to satisfy applicable law or accounting standards.

Certain U.S. Federal Income Tax Aspects of Awards Under the 2021 Plan

This is a brief summary of the federal income tax aspects of awards that may be made under the 2021 Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the 2021 Plan depend upon the type of award.

Stock Options

A participant generally will not recognize taxable income at the time an option is granted and we generally will not be entitled to a tax deduction at that time.

A participant generally will recognize compensation taxable as ordinary income upon the exercise of a nonstatutory stock option equal to the excess of the fair market value of the shares purchased over their purchase price, and the Combined Company will generally be entitled to a corresponding deduction. The tax basis for the acquired shares will be equal to the amount paid for the shares plus the amount of ordinary income recognized by the participant.

A participant will not recognize income upon exercise of an ISO. If the shares acquired by exercise of an ISO are held for at least two years from the date the option was granted and one year from the date it was exercised, the difference between the exercise price of the option and the fair market value of the shares at the time of a disposition will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction. If, however, such ISO shares are disposed of within either of the above-described periods, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the lesser of (i) the excess of the amount realized upon that disposition over the exercise price, and (ii) the excess of the fair market value of the shares on the date of the ISO exercise over the exercise price, and the Combined Company generally will be entitled to a corresponding deduction. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period.

Other Awards

Recipients who receive RSU awards generally will recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients who receive awards of restricted stock subject to a vesting requirement generally will recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted stock that is not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive SARs generally will recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the grant price. The Combined Company generally will be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

2021 Plan Benefits

Grants of awards under the 2021 Plan are subject to the discretion of the administrator. Therefore, it is not possible to determine the future benefits that will be received by these participants under the 2021 Plan.

Interests of Certain Persons in this Proposal

AHAC’s directors and executive officers may be considered to have an interest in the approval of the 2021 Plan because they may in the future receive awards under the 2021 Plan. In particular, Rajiv Shukla will be a member of the board of directors of the Combined Company following the Business Combination. Nevertheless, AHAC’s Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the 2021 Plan.

Registration with the SEC

If the 2021 Plan is approved by AHAC stockholders and becomes effective, AHAC intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2021 Plan as soon as reasonably practicable thereafter.

Required Vote of AHAC Stockholders

The Incentive Plan Proposal requires the affirmative vote of a majority of the issued and outstanding shares of AHAC Common Stock cast by the stockholders represented in person (which would include presence at a virtual meeting) or by proxy at the Special Meeting and entitled to vote thereon, voting as a single class.

If the Business Combination Proposal is not approved, the Incentive Plan Proposal will not be presented at the Special Meeting.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT AHAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of AHAC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of AHAC and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, AHAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROposal 7: the ESPP PROPOSAL

Background of the ESPP

On July     , 2021, AHAC’s Board approved, subject to AHAC stockholder approval, the Humacyte, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”), effective as of and contingent on the consummation of the Business Combination. If the ESPP is approved by AHAC stockholders and the Business Combination is consummated, New Humacyte will be authorized to offer eligible employees the ability to purchase shares of New Humacyte stock at a discount, subject to various limitations. A copy of the ESPP is attached to this proxy statement/prospectus as Annex E. AHAC stockholders are being asked to approve the ESPP.

Purpose of the ESPP

The ESPP is designed to allow eligible employees of New Humacyte to purchase shares of New Humacyte common stock with their accumulated payroll deductions. The ESPP is administered by New Humacyte’s board of directors or an authorized committee thereof comprised of non-employee directors (the “ESPP administrator”). The ESPP is intended to qualify under Section 423 of the Code. However, the New Humacyte Board may offer a sub-plan or an option to employees outside the United States that is not intended to meet the Code Section 423 requirements. The material terms of the ESPP are summarized below. The purpose of the ESPP is to assist eligible employees in acquiring a stock ownership interest in New Humacyte, to align such employees’ interests with those of New Humacyte’s stockholders, and to encourage such employees to remain in the employment of New Humacyte. AHAC’s Board believes that equity offers under the ESPP will assist New Humacyte in recruiting and retaining highly qualified employees.

Material Terms of the ESPP

The material terms of the ESPP, as approved by AHAC’s Board, are summarized below. This summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached to the proxy statement/prospectus as Annex E. AHAC stockholders are being asked to approve the ESPP as presented. If the terms of the ESPP are amended to increase the number of shares approved for the ESPP or in a manner that would require stockholder approval under the rules of Nasdaq, other relevant listing authority or to qualify as an “employee stock purchase plan” under Section 423(b) of the Code, stockholders will be asked to approve such amendment.

Administration

Subject to the terms and conditions of the ESPP, the ESPP administrator will have discretionary authority to administer and interpret the ESPP and to determine the terms and conditions of the offerings of New Humacyte common stock to be made under the ESPP. Subject to applicable laws and regulations, the ESPP administrator is authorized to delegate administrative tasks under the ESPP to an officer of New Humacyte or other individual or group. Interpretations and constructions by the ESPP administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. No member of the New Humacyte Board or individual exercising administrative authority with respect to the ESPP will be liable for any action or determination made in good faith with respect to the ESPP.

Share Reserve

The initial maximum number of shares of New Humacyte common stock that will be authorized for sale under the ESPP is equal to 1% of the aggregate number of shares of New Humacyte common stock issued and outstanding immediately after the closing of the Business Combination. In addition, such aggregate number of shares may, subject to the approval of the New Humacyte Board, increase on January 1 of each year beginning January 1, 2022, but not after the 10 year anniversary of the effective date of the ESPP, in an amount equal to 1% of the total number of shares of New Humacyte’s capital stock outstanding on December 31 of the preceding year, unless the New Humacyte Board acts prior to January 1 of a given year to provide that the increase for such year will be a lesser number. In no event shall the maximum aggregate number of shares available for issuance under the ESPP exceed 13,000,000 shares.

Eligibility

Employees eligible to participate in the ESPP for a given offering generally include employees who are employed by New Humacyte or one of its designated subsidiaries on the first day of the offering, subject to any other eligibility requirements that the ESPP administrator may choose to impose (within the limits permitted by the Code).

Participation

Employees will enroll under the ESPP by completing an enrollment form permitting the deduction from their compensation of a whole percentage of their compensation during an offering, subject to a minimum of 1% and a maximum of 15%, or, to the extent permitted by the ESPP administrator for an offering, an employee may authorize a payroll deduction expressed as a flat dollar amount, subject to such terms, conditions and limits as may be established by the ESPP administrator for such offering. Accumulated deductions will be credited to a notional account and applied to the purchase of shares on the exercise date of the offering.

However, an employee will not be permitted to participate in an offering if, immediately after the option to purchase stock in the offering were granted, the employee would own (or be deemed to own through attribution) 5% or more of the total combined voting power or value of all classes of stock of New Humacyte, or of a subsidiary or parent company of New Humacyte. In addition, a participant may not purchase more than 5,000 shares in each offering or any lesser maximum number determined by the ESPP administrator. A participant may not be granted an option that permits the participant’s rights to purchase shares of New Humacyte common stock to accrue at a rate exceeding $25,000 in fair market value of such stock (determined at the time the option is granted) under the ESPP or any other employee stock purchase plan of New Humacyte and its parent and subsidiary companies during any calendar year.

Offering

Under the ESPP, participants are offered the option to purchase shares of New Humacyte common stock at a discount during offerings, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering be longer than 27 months in length.

The option price for an offering will generally be the lower of 85% of the closing trading price per share of New Humacyte common stock on the first day of the offering or 85% of the closing trading price per share on the exercise date, which will occur on the last day of each offering.

Unless a participant has withdrawn from participation in the ESPP before the exercise date of the applicable offering, the participant will be deemed to have exercised the participant’s option in full as of such exercise date. Upon exercise, the participant will purchase the number of whole shares that the participant’s accumulated payroll deductions will buy at the option price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization and withdraw from the offering at any time prior to the end of the offering. Upon withdrawal, the participant will receive a refund of the participant’s notional account balance in cash without interest. If a participant withdraws from an offering, the participant may not later re-enroll in the same offering, but the participant may (if eligible) enroll in any later offering under the ESPP. If a participant wants to increase or decrease the rate of payroll withholding, the participant may do so effective for the next offering by submitting a new enrollment form before the offering for which such change is to be effective.

A participant may not transfer any rights under the ESPP other than by will or the laws of descent and distribution. During a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. The ESPP is unfunded, and all funds received by New Humacyte under the ESPP may be combined with other corporate funds and used for any corporate purpose, unless otherwise required by applicable law.

Adjustments

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off, or other similar change in capitalization or event, or any dividend or distribution to holders of New Humacyte common stock other than an ordinary cash dividend, we will proportionately adjust the number and class of shares approved under the ESPP, the option price for an offering, and the maximum number of shares which a participant may elect to purchase in any single offering. In connection with a reorganization event (as defined in the ESPP), the ESPP administrator may take any of the following actions, or do any combination thereof: (i) determine that each outstanding option will be assumed or an equivalent option substituted by the acquiring or successor corporation (or an affiliate thereof); (ii) upon written notice to participants, provide that all outstanding options will become exercisable to the extent of accumulated payroll deductions as of a specified date that is more than 10 days before the effective date of the applicable reorganization event; (iii) upon written notice to participants, provide that all outstanding options will be cancelled and accumulated payroll deductions will be returned to participants; (iv) if the applicable transaction provides for cash payments to the holders of New Humacyte common stock, provide for cash payments to participants in amounts based on the per-share amount of such cash payments to the shareholders; or (v) if New Humacyte is liquidated or dissolved, provide that options to purchase stock under the ESPP will convert into the right to receive the liquidation proceeds (net of the option price).

Amendment and Termination

The ESPP administrator may amend, suspend or terminate the ESPP at any time. However, if the terms of the ESPP are amended to increase the number of shares approved for the ESPP or in a manner that would require stockholder approval under the rules of Nasdaq, other relevant listing authority or to qualify as an “employee stock purchase plan” under Section 423(b) of the Code, the ESPP administrator may not amend the ESPP without obtaining shareholder approval within 12 months before or after the date such amendment is adopted.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to the purchase of shares under the ESPP. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon a sale or disposition of shares purchased under the ESPP, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares: (i) the participant (or the participant’s estate) will recognize compensation taxable as ordinary income measured as the lesser of (A) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (B) an amount equal to the applicable discount from the fair market value of the shares as of the date of grant; and (ii) even if the participant (or the participant’s estate) recognizes ordinary income, we or our subsidiaries or affiliates generally will not be entitled to a federal income tax deduction. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above at a price that is more than the purchase price: (i) the participant will recognize compensation taxable as ordinary income generally measured as the excess of the fair market value of the shares on the date the participant purchased the shares under the ESPP over the purchase price; and (ii) New Humacyte will generally be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the participant. Any additional gain on such sale or disposition will be long-term or short-term capital gain, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold at a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date the participant purchased the shares under the ESPP over the purchase price (and New Humacyte will generally be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date the participant purchased them.

Registration with the SEC

If the ESPP is approved by AHAC stockholders and becomes effective, AHAC intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the ESPP as soon as reasonably practicable thereafter.

Required Vote of AHAC Stockholders

The ESPP Proposal requires the affirmative vote of a majority of the issued and outstanding shares of AHAC Common Stock cast by the stockholders represented in person (which would include presence at a virtual meeting) or by proxy at the Special Meeting and entitled to vote thereon, voting as a single class.

If the Business Combination Proposal is not approved, the ESPP Proposal will not be presented at the Special Meeting.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT AHAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of AHAC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of AHAC and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, AHAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL 8: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Board to submit a proposal to adjourn the Special Meeting to a later date or dates if AHAC is unable to consummate the Business Combination for any reason. In no event will AHAC solicit proxies to adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Business Combination Agreement or its Current Charter and Delaware law. The purpose of the Adjournment Proposal is to provide more time to consummate the Business Combination, if necessary and appropriate. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Sponsor and AHAC’s Directors and Officers in the Business Combination.”

In addition to an adjournment of the Special Meeting upon approval of an adjournment proposal, the Board is empowered under Delaware law to postpone the Special Meeting at any time prior to the meeting being called to order. In such event, AHAC will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If an Adjournment Proposal is presented at the Special Meeting and is not approved by the stockholders, the Board may not be able to adjourn the Special Meeting to a later date if AHAC is unable to consummate the Business Combination (because either the Business Combination Proposal is not approved or the conditions to consummating the Business Combination have not been met). In such event, the Business Combination would not be completed.

Required Vote of AHAC Stockholders

Adoption of an Adjournment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of AHAC Common Stock cast by the stockholders represented in person (which would include presence at a virtual meeting) or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation of the Board

The Board UNANIMOUSLY RECOMMENDS THAT AHAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT AHAC

Introduction

Our Company

We are a blank check company formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination. Our management team has an extensive track record of creating value for stockholders by acquiring attractive businesses at disciplined valuations, investing in growth while fostering financial discipline and ultimately improving financial results. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to AHAC prior to the consummation of the Business Combination,

Our Management Team

Our management team is led by Rajiv Shukla, our Chairman and Chief Executive Officer, and Patrick A. Sturgeon, our Chief Financial Officer.

Rajiv S. Shukla has been our Chairman and Chief Executive Officer since inception and has two decades of buyouts, investments and operations experience in the healthcare industry. Mr. Shukla served as Chairman and Chief Executive Officer of Constellation Alpha Capital Corp. (“CNAC”), a Nasdaq-listed special purpose acquisition company, from June 2017 to August 2019. CNAC raised $144 million in proceeds from a Nasdaq initial public offering and successfully closed its initial business combination with DermTech, Inc., or DermTech, in August 2019. DermTech is a molecular dermatology company that develops and markets non-invasive diagnostic tests. The transaction was financed in part with proceeds from a private placement transaction with investors including Farallon Capital, Victory RS Science and Technology Fund, Irwin Jacobs, RTW Investments and HLM Venture Partners.

Since August 2019, Mr. Shukla has served as an independent director on the board of directors of InflammX Therapeutics, formerly known as Ocunexus Therapeutics, a clinical stage biotech company. From June 2013 to May 2015, Mr. Shukla served as Chief Executive Officer of Pipavav Defence & Offshore Engineering Company (now Reliance Naval and Engineering Ltd.), an Indian listed shipbuilding and defense manufacturing company. In this role, he successfully implemented an extensive financial restructuring project and sold control to the Reliance ADA Group. Between 2008 and 2013, Mr. Shukla worked as an investor at ICICI Venture, Morgan Stanley Investment Management and Citi Venture Capital International. Throughout his investment career, Mr. Shukla has been involved with numerous investments in healthcare companies. As a private equity investor, Mr. Shukla was involved with numerous control and minority healthcare investments and served as a member of the board of directors of I-ven Medicare, a hospital roll-up platform comprising multiple control investments and significant minority stakes in tertiary care hospitals and outpatient treatment centers, Ranbaxy Fine Chemicals Ltd, a roll-up of specialty chemicals and animal health businesses, Swiss Bio, a U.S. based clinical CRO, Bharat Biotech, a vaccine company, three specialty pharma companies: Arch Pharmalabs, Malladi Drugs and Unimark Remedies. From 2001 to 2006, Mr. Shukla served as Senior Director at Pfizer, Inc. In this role, he played a key role in several acquisitions including Pharmacia in 2003, Meridica in 2004, Vicuron Pharmaceuticals and Idun Pharmaceuticals in 2005, and Rinat Neuroscience in 2006. Mr. Shukla also led the operational integration of these organizations into Pfizer across multiple sites around the world. Mr. Shukla graduated from Harvard University with a Masters in Healthcare Management and Policy and received a Bachelor’s in Pharmaceutics from the Indian Institute of Technology.

Patrick A. Sturgeon has been our Chief Financial Officer since inception and has nearly two decades of experience with M&A and equity capital market transactions in the healthcare and other sectors. He has served as a Managing Director at Brookline Capital Markets, a division of Arcadia Securities, LLC (“Brookline”) since March 2016. At Brookline, Mr. Sturgeon focuses on mergers and acquisitions, public financing, private capital raising, secondary offerings, and capital markets. On the public financing front, he focuses on SPAC transactions, primarily underwritten initial public offerings and initial business combinations. From July 2013 to February 2016, Mr. Sturgeon served as a Managing Director at Axiom Capital Management. He worked at Freeman & Co. from October 2002 to November 2011, where he focused on mergers and acquisitions in the financial services sector. Mr. Sturgeon received his B.S. in Economics from the University of Massachusetts, Amherst and his M.B.A. in Finance from New York University.

Past performance of our management team does not guarantee either (i) success with respect to any business combination we may consummate or (ii) that we will be able to identify a suitable candidate for our initial business combination. The historical performance record of our management team is not an indication of our future performance. Additionally, in the course of their respective careers, members of our management team have been involved in businesses and deals that were unsuccessful. Other than Rajiv Shukla, our Chief Executive Officer, and Patrick A. Sturgeon, our Chief Financial Officer, none of our directors has experience with blank check companies or special purpose acquisition companies. In addition, our executive officers and directors may have conflicts of interest with other entities to which they owe fiduciary or contractual obligations with respect to initial business combination opportunities.

Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they, in the exercise of their respective business judgement, deem necessary to our affairs until we have completed our initial business combination. The amount of time that any member of our management team will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process. We do not have an employment agreement with any member of our management team.

We believe our management team’s operating and transaction experience and relationships with companies will provide us with a substantial number of potential business combination targets. Over the course of their careers, the members of our management team have developed a broad network of contacts and corporate relationships in the healthcare industry. This network has grown through the activities of our management team sourcing, acquiring and financing businesses, our management team’s relationships with sellers, financing sources and target management teams and the experience of our management team in executing transactions under varying economic and financial market conditions.

Financial Position

We have funds available for an initial business combination initially in the amount of $96,500,000, after our expected payment of a maximum of $3,500,000 of deferred underwriting fees, before fees and expenses associated with our initial business combination (other than deferred underwriting fees). We have also undertaken steps to secure third-party financing in an aggregate amount of $175 million in the PIPE Investment pursuant to Subscription Agreements with the PIPE Investors.

Effecting Our Initial Business Combination

Selection of a Target Business and Structuring of our Initial Business Combination

Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of our signing a definitive agreement in connection with our initial business combination. The Board determined that this test was met in connection with the proposed Business Combination.

Redemption Rights for Public Stockholders upon Completion of our Initial Business Combination

We are providing our Public Stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account was approximately $9.95 per share as of the Record Date. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters of our Initial Public Offering. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any shares held by them in connection with the completion of our initial business combination.

Limitation on Redemption Right

Notwithstanding the foregoing, in no event will we redeem our Public Shares in an amount that would case our net tangible assets to be less than $5,000,001.

Redemption of Public Shares and Liquidation if no Initial Business Combination

We have until September 22, 2022 to complete our initial business combination. If we are unable to complete our initial business combination by such date, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by September 22, 2022.

Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and (along with the underwriters) Private Placement Shares held by them if we fail to complete our initial business combination by September 22, 2022. However, if the Sponsor, officers or directors acquired Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within 24 months from the closing of the Initial Public Offering.

Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our Current Charter (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our Current Charter prior thereto or to redeem 100% of our Public Shares if we do not complete our initial business combination by September 22, 2022 or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our Public Stockholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes divided by the number of then outstanding Public Shares. However, we may not redeem our Public Shares unless our net tangible assets are at least $5,000,001 either immediately prior to or upon consummation of our initial business combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement (described above), we would not proceed with the amendment or the related redemption of our Public Shares at such time.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account, although we cannot provide any assurance that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations we may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the Initial Public Offering and the Concurrent Private Placement, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon our dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Stockholders. We cannot provide any assurance that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under

Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot provide any assurance that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum LLP, our independent registered public accounting firm, and the underwriters of the Initial Public Offering, have not executed agreements with us waiving such claims to the monies held in the Trust Account.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot provide any assurance that the Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked the Sponsor to reserve for such indemnification obligations and we cannot provide any assurance that the Sponsor would be able to satisfy those obligations. Accordingly, we cannot provide any assurance that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per Public Share.

We will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $1,000,000 from the proceeds of the Initial Public Offering and the Concurrent Private Placement with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors. In the event that the Initial Public Offering expenses exceed our estimate of $550,000, we may fund such excess with funds from the funds not to be held in the Trust Account. In such case, the amount of funds we intend to be held outside the Trust Account would decrease by a corresponding amount.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination by September 22, 2022 may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination by September 22, 2022, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination by September 22, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our Public Shares as soon as reasonably possible following our 24th month and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot provide any assurance that we will be able to return $10.00 per share to our Public Stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. We cannot provide any assurance that claims will not be brought against us for these reasons.

Competition

If we succeed in effecting the Business Combination with Humacyte, we may compete with a number of companies that have preclinical and early clinical-stage research programs underway to develop products that could potentially compete with Humacyte’s HAVs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, safer, have fewer or less severe side effects, are more convenient or are less expensive than the products that we develop. We cannot assure you that subsequent to the Business Combination that we will have the resources to compete effectively.

Facilities

Our executive offices are located at 1177 Avenue of the Americas, 5th Floor, New York, NY 10036 and our telephone number is (646) 494-3296. Our executive offices are provided to us by an affiliate of the Sponsor. We have agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. We consider our current office space adequate for our current operations.

Employees

We currently have two officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary, in the exercise of their respective business judgement, to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination. We do not have an employment agreement with any member of our management team.

Periodic Reporting and Financial Information

We have registered our Units, Class A Common Stock and Warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, we filed our amended annual report for the fiscal year ended December 31, 2020 with the SEC on May 14, 2021. This amended annual report contains financial statements audited and reported on by our independent registered public accountants.

AHAC’s management concluded that AHAC’s disclosure controls and procedures were not effective as of December 31, 2020 and that AHAC’s internal control over financial reporting was not effective as of December 31, 2020 solely as a result of a material weakness in controls related to the accounting for AHAC’s Warrants. Following the SEC’s revised guidelines on accounting for warrants as liabilities, AHAC management filed restated financial statements for the period covering December 31, 2020.

We will be required to evaluate our internal control procedures for the fiscal year ending December 31, 2021 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have an auditor attest to our internal control procedures. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination. We have filed a Registration Statement on Form 8-A with the SEC to voluntarily register our Class A Common Stock, Units and Warrants under Section 12 of the Exchange Act. As a result, we are subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Initial Public Offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares of Class A Common Stock that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company if (1) the market value of our common stock held by non-affiliates is less than $250 million as of the last business day of the second fiscal quarter, or (2) our annual revenues in our most recent fiscal year completed before the last business day of our second fiscal quarter are less than $100 million and the market value of our common stock held by non-affiliates is less than $700 million as of the last business day of the second fiscal quarter.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

References to the “Company,” “our,” “us” or “we” refer to Alpha Healthcare Acquisition Corp. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the unaudited financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Cautionary Note Regarding Forward-Looking Statements

This proxy statement/prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Such statements include, but are not limited to, the proposed Business Combination, and related matters, as well as all other statements other than statements of historical fact included in this proxy statement/prospectus. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those set forth in the Risk Factors section of the Company’s Annual Report on Form 10-K/A filed with the SEC on May 14, 2021, and as described in our other SEC filings.

Overview

We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of our Initial Public Offering and Concurrent Private Placement, the proceeds of the sale of our shares in connection with our initial business combination, shares issued to the owners of Humacyte, debt issued to bank or other lenders or the owners of Humacyte, or a combination of the foregoing.

On September 22, 2020, we consummated our Initial Public Offering of 10,000,000 Unit. Each Unit consists of one share of Class A Common Stock and one-half of one redeemable warrant (each whole warrant, a “Warrant”), with each whole Warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to us of $100,000,000. We granted the underwriters in the Initial Public Offering a 45-day option to purchase up to 1,500,000 additional Units solely to cover over-allotments, if any. Oppenheimer & Co. Inc. acted as the sole book running manager and Northland Securities, Inc. acted as the co-manager of the Initial Public Offering. The securities sold in the Initial Public Offering were registered under the Securities Act on a registration statement on Form S-1 (File No. 333-240374). The SEC declared the registration statement effective on September 17, 2020.

On September 22, 2020, simultaneously with the consummation of the Initial Public Offering, we completed the Concurrent Private Placement of an aggregate of 355,000 Units (the “Private Placement Units”) to AHAC Sponsor LLC (our “Sponsor”), Oppenheimer & Co. Inc. and Northland Securities, Inc., generating gross proceeds to us of $3,550,000. Such securities were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

A total of $100,000,000, comprised of $98,000,000 of the proceeds from the Initial Public Offering and $2,000,000 of the proceeds of the sale of the Private Placement Units, was placed in a U.S.-based Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee.

The issuance of additional shares in connection with the Business Combination to the owners of Humacyte or other investors:

•        may significantly dilute the equity interest of investors, which dilution would increase if the anti-dilution provisions in the Class B Common Stock resulted in the issuance of shares of Class A Common Stock on a greater than one-to-one basis upon conversion of the Class B Common Stock;

•        may subordinate the rights of holders of our common stock if preferred stock is issued with rights senior to those afforded our common stock;

•        could cause a change in control if a substantial number of shares of our common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us; and

•        may adversely affect prevailing market prices for our Class A Common Stock and/or Warrants.

Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or the owners of Humacyte, it could result in:

•        default and foreclosure on our assets if our operating revenues after the Business Combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•        our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•        our inability to pay dividends on our common stock;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, our ability to pay expenses, make capital expenditures and acquisitions, and fund other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of our strategy; and

•        other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, as of March 31, 2021, we had $513,059 in cash. Further, we expect to incur significant costs in the pursuit of the Business Combination. We cannot assure you that our plans to raise capital or to complete the Business Combination will be successful.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities, those necessary to prepare for our Initial Public Offering and identifying a target company for our initial business combination. We do not expect to generate any operating revenues until after completion of the Business Combination. We generate non-operating income in the form of interest income on cash and cash equivalents held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as we conduct due diligence on our prospective Business Combination candidate.

For the three months ended March 31, 2021, we had a net loss of $9,435,532, which consists of formation and operating costs of $493,818 and investment income of $13,710 and change in fair value in warrant liabilities of $8,955,424.

Liquidity and Capital Resources

As of March 31, 2021, the Company had cash outside the Trust Account of $513,059 available for working capital needs. All remaining cash held in the Trust Account are generally unavailable for the Company’s use, prior to an initial business combination, and is restricted for use either in a business combination or to redeem common stock. As of March 31, 2021 and December 31, 2020, none of the amount in the Trust Account was available to be withdrawn as described above.

Through March 31, 2021, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the Founder Shares, advances from the Sponsor in an aggregate amount of $147,763 and the remaining net proceeds from the Initial Public Offering and the sale of Private Placement Units.

The Company anticipates that the $513,059 outside of the Trust Account as of March 31, 2021, will be sufficient to allow the Company to operate for at least the next 12 months from the issuance of the financial statements, assuming that the Business Combination is not consummated during that time. Until consummation of the Business Combination, the Company will be using the funds not held in the Trust Account, and any additional Working Capital Loans (as defined in Note 5) from the initial stockholders, the Company’s officers and directors, or their respective affiliates (which is described in Note 5), for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if the Company’s estimates of the costs of undertaking in-depth due diligence and negotiating business combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the business combination. Moreover, the Company will need to raise additional capital through loans from its Sponsor, officers, directors, or third parties. None of the Sponsor, officers or directors are under any obligation to advance funds to, or to invest in, the Company. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Related Party Transactions

Founder Shares

On July 20, 2020, we issued 2,875,000 shares of Class B Common Stock to our initial stockholder, AHAC Sponsor, LLC for $25,000, or approximately $0.01 per share. These Founder Shares included an aggregate of up to 375,000 shares subject to forfeiture if the over-allotment option was not exercised by the underwriters in full in connection with the Initial Public Offering. The over-allotment option was not exercised by the underwriters during the 45-day option period; thus, these shares were forfeited accordingly as of November 1, 2020.

Promissory Note — Related Party

On July 1, 2020, we issued an unsecured promissory note to the Sponsor, pursuant to which we may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the Initial Public Offering. This loan is non-interest bearing, unsecured, and due on the earlier of (a) March 31, 2021 or (b) the date on which we complete the Initial Public Offering. The loan will be repaid out of the offering proceeds not held in the Trust Account. As of March 31, 2021, the Company had $7,172 in borrowings outstanding under the promissory note.

Administrative Service Fee

We have agreed to pay an affiliate of our Sponsor a monthly fee of an aggregate of $10,000 for general and administrative services including office space, utilities and secretarial and administrative support. This arrangement will terminate upon completion of a business combination or the liquidation of the Company. For the three months ended March 31, 2021, the Company incurred $30,000 in administrative service fees.

Related Party Loans

In addition, in order to finance transactions costs in connection with a business combination, the Sponsor, or certain of the Company’s officers, directors, or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a business combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be converted into units of the post business combination entity at a price of $10.00 per unit.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor and the other holders (the “Company Supporting Stockholders”) of the Company’s Class B Common Stock entered into a support agreement with the Company and Humacyte (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, each Company Supporting Stockholder agreed to vote, at any meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, all of such Company Supporting Stockholder’s Class A Common Stock and Class B Common Stock (i) in favor of (a) the Business Combination Agreement and the transactions contemplated thereby and (b) the other proposals that the Company and Humacyte agreed in the Business Combination Agreement shall be submitted at such meeting for approval by the Company’s stockholders together with the proposal to obtain the Company Stockholder Approval (the “Required Transaction Proposals”) and (ii) against any proposal that conflicts or materially impedes or interferes with any Required Transaction Proposals or that would adversely affect or delay the Business Combination. The Sponsor Support Agreement also prohibits each Company Supporting Stockholder from, among other things and subject to certain exceptions, selling, assigning or transferring any Class A Common Stock or Class B Common Stock held by such Company Supporting Stockholder or taking any action that would have the effect of preventing or materially delaying such Company Supporting Stockholder from performing his, her or its obligations under the Sponsor Support Agreement. In addition, in the Sponsor Support Agreement, each Company Supporting Stockholder agreed to waive, and not to assert or perfect, among other things, any rights to adjustment or other anti-dilution protections with respect to the rate at which the shares of Class B Common Stock held by the Company Supporting Stockholders convert into shares of Class A Common Stock in connection with the transactions contemplated by the Business Combination Agreement.

Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Units (including securities contained therein) and Units (including securities contained therein) that may be issued upon conversion of Working Capital Loans, and any shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants and any shares of Class A Common Stock and Warrants (and underlying Class A Common Stock) that may be issued upon conversion of the Units issued as part of the Working Capital Loans and Class A Common Stock issuable upon conversion of the Founder Shares, will be entitled to registration rights pursuant to the registration rights agreement requiring us to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A Common Stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

On September 22, 2020, the underwriters were paid an underwriting discount of two percent (2.0%) of the gross proceeds of the Initial Public Offering, or $2,000,000. In addition, the underwriters are entitled to a deferred underwriting fee of three and a half percent (3.5%) of the gross proceeds of the Initial Public Offering upon the completion of the Company’s initial business combination. The underwriters have agreed that up to 1% of the deferred underwriting fee may be re-directed to other FINRA member firms that have provided services in connection with the identification and consummation of a business combination, in the sole discretion of the Company; provided, that all such payments to other FINRA member firms may only be made if permitted under applicable law.

The Company may reduce the deferred underwriting fee by up to 50% based on stockholders redeeming their shares for their pro-rata amount of the proceeds in the Trust Account; provided, however, that (a) the underwriters’ maximum deferred underwriting fee reduction based on stockholder redemptions will be 50% regardless of whether stockholder redemptions exceed 50%; and (b) any sums paid to other advisors as discussed above, will be credited against the reduction of and added back to the deferred underwriting fee payable to the underwriters; and (c) under no circumstance will the deferred underwriting fee be less than 1.75% of the gross proceeds of the Initial Public Offering. As March 31, 2021, the Company accrued a deferred underwriting fee of $2,127,821.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the our financial position and results of our operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

As of March 31, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than the underwriters are entitled to a deferred fee of $2,127,821 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited financial statements and accompanying notes. Actual results could differ from those estimates. The Company has identified the following as its critical accounting policies:

Warrant Derivative Liability

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

We issued 5,152,500 Warrants in connection with our Initial Public Offering (5,000,000) and Concurrent Private Placement (152,500) which are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The initial fair value of Warrants issued in connection with the Initial Public Offering and Concurrent Private Placement has been estimated using Monte-Carlo simulations at each measurement date.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Executive Officers of AHAC

Directors and Executive Officers

As of July 23, 2021, our directors and officers are as follows:

NAME	AGE	POSITION
Rajiv Shukla	46	Chief Executive Officer and Chairman
Patrick A. Sturgeon	45	Chief Financial Officer and Secretary
Terrance L. Carlson	67	Director
Brian Robertson	50	Director
Bruce A. Springer	51	Director
Kevin Xie	50	Director

Rajiv S. Shukla has served as our Chairman and Chief Executive Officer since inception and has two decades of buyouts, investments and operations experience in the healthcare industry. Mr. Shukla served as Chairman and Chief Executive Officer of Constellation Alpha Capital Corp. (“CNAC”), a Nasdaq-listed special purpose acquisition company, from June 2017 to August 2019. CNAC raised $144 million in proceeds from a Nasdaq initial public offering and successfully closed its initial business combination with DermTech, Inc., or DermTech, in August 2019. Since August 2019, Mr. Shukla served as an independent director on the board of directors of InflammX Therapeutics, formerly known as Ocunexus Therapeutics, a clinical stage biotech company. From June 2013 to May 2015, Mr. Shukla served as Chief Executive Officer of Pipavav Defence & Offshore Engineering Company (now Reliance Naval and Engineering Ltd.), an Indian listed shipbuilding and defense manufacturing company. Between 2008 and 2013, Mr. Shukla worked as an investor at ICICI Venture, Morgan Stanley Investment Management and Citi Venture Capital International. From 2001 to 2006, Mr. Shukla served as Senior Director at Pfizer, Inc. Mr. Shukla holds a master in healthcare management and policy degree from Harvard University and received a bachelor’s in pharmaceutics from the Indian Institute of Technology.

Patrick A. Sturgeon has been our Chief Financial Officer since inception and has nearly two decades of experience with M&A and equity capital market transactions in the healthcare and other sectors. He has served as a Managing Director at Brookline Capital Markets, a division of Arcadia Securities, LLC (“Brookline”) since March 2016. At Brookline, Mr. Sturgeon focuses on mergers and acquisitions, public financing, private capital raising, secondary offerings, and capital markets. On the public financing front, he focuses on SPAC transactions, primarily underwritten initial public offerings and initial business combinations. From July 2013 to February 2016, Mr. Sturgeon served as a Managing Director at Axiom Capital Management. He worked at Freeman & Co. from October 2002 to November 2011, where he focused on mergers and acquisitions in the financial services sector. Mr. Sturgeon received his B.S. in Economics from the University of Massachusetts, Amherst and his M.B.A. in Finance from New York University.

Terrance L. Carlson serves as one of our directors as of the date hereof. Mr. Carlson is a lawyer and consultant who has held several key positions in the healthcare field. He has served as Chief Legal Officer of Woven Orthopedic Technologies, LLC since April 2013. Mr. Carlson served as a Senior Vice President and as General Counsel for Mallinckrodt Pharmaceuticals from June 2015 to March 2018, Synthes, Inc. from June 2010 to July 2012, Medtronic, Inc. from 2004 to 2009, and PerkinElmer, Inc. from 1999 to 2004. Mr. Carlson served as Chairman of the Investment Committee of Gerchen Keller Capital LLC, a litigation finance fund, from March 2013 to December 2016. He previously served as Deputy General Counsel for Allied Signal (now Honeywell International) and as an associate and partner at Gibson, Dunn & Crutcher LLP. Mr. Carlson holds a J.D. from the University of Michigan and a B.S.B.in Accounting from the University of Minnesota. We believe Mr. Carlson is well qualified to serve on our board of directors due to his experience as General Counsel of multiple listed companies in the medical devices and pharmaceutical sectors.

Brian Robertson serves as one of our directors as of the date hereof. Mr. Robertson currently serves as the Founder, Chairman and Chief Executive Officer of VisiQuate, Inc, a cloud-based data analytics company focused on serving many of America’s most respected healthcare organizations, since it was founded in August 2009. Previously, Mr. Robertson was Co-Founder of MedeAnalytics where he served in various positions including Chief Operating Officer, Chief Technology Officer and Chief Innovation Officer from February 2001 to February 2009. He served as Founder and President of Impact Receivables Group from March 1997 to January 2001 where he worked with various healthcare providers to improve their revenue cycle management, accounting and compliance operations. Mr. Robertson holds a B.S. from California State University and Masters in Health Services Administration from St. Mary’s College, California. We believe Mr. Robertson is well qualified to serve on our Board due to his experience as chief executive officer of two healthcare analytics companies.

Bruce A. Springer serves as one of our directors as of the date hereof. Mr. Springer has served as Chairman and Chief Executive Officer of Prolucent Health, a technology enabled healthcare services company focused on connecting clinical workers with healthcare employers across all employment types, since it was founded in September 2019. Previously, he served as CEO and President of OneHealth Solutions, a technology enabled behavioral health company, from October 2012 until September 2014 when it was acquired by Viverae. He served as Chief Executive Officer and President of Transaction Wireless from February 2008 until December 2010 when it was acquired by FirstData. Mr. Springer served as CEO and President of BidShift/Concerro from June 2003 until December 2006 when it was acquired by API Healthcare. Mr. Springer served as Managing Partner of GreenSpring Ventures, a venture fund based in Atlanta from June 2000 until May 2003. From February 1997 to May 2000, Mr. Springer served as Executive Vice President/Chief Operating Officer of WebMD, a pioneer in technology enabled healthcare services. Mr. Springer currently serves as an independent director of PatientPoint, LLC since July 2017, and Advisor to BetterNight since June 2017 and to Sleep Data, LLC since March 2018. From June 2007 to November 2019, Mr. Springer served as Healthcare Advisor to Francisco Partners, a private equity firm focused on investments in technology and technology-enabled services businesses with approximately $13 billion in assets under management. Previously, he served as an independent director and advisor to Avadyne Health (acquired by MTS Health) from May 2013 to April 2016, API Healthcare (acquired by General Electric) from November 2008 to July 2013, AdvancedMD (acquired by Automatic Data Processing) from August 2007 to November 2008. Mr. Springer holds a B.S. in Marketing from Purdue University. We believe Mr. Springer is well qualified to serve on our Board due to his experience as chief executive officer of four healthcare technology companies and as a healthcare advisor to a private equity fund.

Kevin Xie, Ph.D. serves as one of our directors as of the date hereof. Dr. Xie has served as Chief Financial Officer of Gracell Biotechnologies, an immune cell therapy company focused on cancer, since July 2020. Previously, Dr. Xie served as President of Healthcare Holdings for Fosun Group, a Chinese international conglomerate and investment company, and Chief Representative of Fosun, NY from 2015 to 2020. Since August 2019, Dr. Xie has served as an advisor to Flare Capital, a healthtech venture fund formed in partnership with several healthcare companies. From February 2012 to March 2015, Dr. Xie served as Managing Partner for Kinglington Capital, an investment company. He co-founded and served as Portfolio Manager for Locust Walk Capital from April 2010 to February 2012. From January 2009 to January 2010, Dr. Xie served as Healthcare Sector Head for Scopia Capital, a global hedge fund. From 2005 to 2008, he served as Principal and subsequently Managing Director for Great Point Partners, a healthcare hedge fund. Dr. Xie served as an Equity Analyst for Delaware Investments, an asset management firm, from June 2002 to July 2005. From 1999 to 2001, he served as Project Leader and Senior Scientist for Boehringer Ingelheim Pharmaceuticals, Inc. Dr. Xie holds a B.S. from Tianjin University in China, a Ph.D. from The City University in New York, and an M.B.A. from The Wharton School, University of Pennsylvania. We believe Dr. Xie is well qualified to serve on our Board due to his experience as a public equity and private equity investor in numerous healthcare companies.

We believe our Board and management team are well positioned to take advantage of the growing set of investment opportunities focused on the biotechnology sector, and that our contacts, relationships and investment and operating experience will allow us to generate an attractive transaction for our shareholders.

There are no family relationships between any Company director or executive officer.

Number and Terms of Office of Officers and Directors

We have five directors. Our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Terrance Carlson and Kevin Xie, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Bruce Springer and Brian Robertson, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Rajiv Shukla, will expire at the third annual meeting of stockholders.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our Bylaws as it deems appropriate. Our Bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the Board.

Director Independence

Nasdaq listing standards require that a majority of our Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Bruce Springer, Brian Robertson, Kevin Xie and Terrance Carlson are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on Nasdaq through the earlier of consummation of our initial business combination and our liquidation, we will reimburse the Sponsor for office space, secretarial and administrative services provided to us in the amount of $10,000 per month. In addition, the Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential partner businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to the Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to the Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

We do not intend to take any action to ensure that members of our founding team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our founding team’s motivation in identifying or selecting a partner business but we do not believe that the ability of our founding team to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

Our Board has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the Board. Brian Robertson, Kevin Xie and Terrance Carlson serve as members of our audit committee, and Brian Robertson chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Brian Robertson, Kevin Xie and Terrance Carlson meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our Board has determined that Mr. Robertson qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Nominating Committee

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Brian Robertson, Bruce Springer, Kevin Xie and Terrance Carlson. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Board will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a Special Meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our Bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee

We have established a compensation committee of the Board. Terrance Carlson, Brian Robertson and Kevin Xie serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Terrance Carlson, Brian Robertson and Kevin Xie are independent and Terrance Carlson chairs the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to an affiliate of the Sponsor of $10,000 per month, for up to 24 months, for office space, utilities and secretarial and administrative support, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our Board.

Code of Ethics

We have adopted a Code of Conduct and Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Conduct and Ethics as an exhibit to the registration statement on Form S-1 in connection with the Initial Public Offering. This document may be reviewed by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Conduct and Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Conduct and Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Subject to pre-existing fiduciary or contractual duties as described below, our officers and directors have agreed to present any business opportunities presented to them in their capacity as a director or officer of our company to us. Certain of our officers and directors presently have fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. We believe, however, that the fiduciary duties or contractual obligations of our officers or directors will not materially affect our ability to complete our initial business combination. Our Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Our officers and directors may become officers or directors of another special purpose acquisition company with a class of securities intended to be registered under the Exchange Act, even prior to us entering into a definitive agreement for our initial business combination.

Potential investors should also be aware of the following other potential conflicts of interest:

•        None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        Our initial stockholders have agreed to waive their redemption rights with respect to any Founder Shares and Private Placement Shares and any Public Shares held by them in connection with the consummation of our initial business combination. Additionally, our initial stockholders have agreed to waive their redemption rights with respect to any Founder Shares and Private Placement Shares held by them if we fail to consummate our initial business combination within 24 months after the closing of the Initial Public Offering. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the placement units held in the Trust Account will be used to fund the redemption of our Public Shares, and the securities sold in the Concurrent Private Placement will expire worthless. With certain limited exceptions, the Founder Shares will not be transferable or assignable by the Sponsor until the earlier to occur of: (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the reported last sale price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the Units sold in the Concurrent Private Placement, Private Placement Shares and the Private Placement Warrants and the Class A Common Stock underlying such Warrants, will not be transferable, assignable or saleable by the Sponsor or its permitted transferees until 30 days after the completion of our initial business combination. Since the Sponsor and officers and directors may directly or indirectly own AHAC Common Stock and Warrants following the Initial Public Offering, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•        Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•        Our Sponsor, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from the Sponsor or an affiliate of the Sponsor or any of our officers or directors to finance transaction costs in connection with an intended initial business combination. As of June 10, 2021, no such loans are outstanding. The terms of such loans, if any are made, have not been determined and no written agreements exist with respect to such loans. The loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such loans may be converted into units of the post-business combination entity at a price of $10.00 per unit, and it is expected that the units issued upon conversion of such loans would be identical to the Units sold in the Initial Public Offering, except that such securities would not be redeemable given that such securities would be issued after completion of the initial business combination.

The conflicts described above may not be resolved in our favor.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to our company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Individual(1)	Entity	Entity’s Business	Affiliation
Rajiv Shukla	Constellation Alpha Holdings	Investments, advisory and research for the SPAC industry	Chief Executive Officer
	Alpha Healthcare Acquisition Corp. III	Special Purpose Acquisition Company	Chairman and Chief Executive Officer
	InflammX Therapeutics, formerly known as Ocunexus Therapeutics	Biotechnology company	Director
Patrick Sturgeon	Brookline Capital Markets	Mergers and acquisitions, public financing, private capital raising, secondary offerings, and capital markets	Managing Director
	Brookline Capital Acquisition Corp.	Special Purpose Acquisition Company	Chief Financial Officer
	Alpha Healthcare Acquisition Corp. III	Special Purpose Acquisition Company	Chief Financial Officer
Bruce Springer	Prolucent Health, Inc.	Healthcare services	Chairman and Chief Executive Officer
	PatientPoint, LLC	Healthcare services	Board Member
Kevin Xie	Gracell Biotechnologies	Therapeutics	Chief Financial Officer
	ViewRay, Inc.	Medical devices	Board Member
Terrance Carlson	Woven Orthopedic Technologies, LLC	Orthopedic surgical devices	Chief Legal Officer
Brian Robertson	VisiQuate, Inc.	Healthcare services	Chairman and Chief Executive Officer

____________

(1)      Each person has a fiduciary duty with respect to the listed entities next to their respective names.

Accordingly, if any of the above executive officers or directors becomes aware of a business combination opportunity which is suitable for any of the above entities to which he or she has current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with the Sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, that such an initial business combination is fair to our company from a financial point of view.

In the event that we submit our initial business combination to our Public Stockholders for a vote, pursuant to the letter agreement, the Sponsor, officers and directors have agreed to vote any Founder Shares or Private Placement Shares held by them and any shares of Class A Common Stock purchased during or after the Initial Public Offering (including in open market and privately negotiated transactions) in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Our Current Charter provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Current Charter provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Current Charter. Our Bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation

Executive Officer and Director Compensation

None of our officers has received any cash compensation for services rendered to us. We have agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to the Sponsor, officers or directors or any affiliate of the Sponsor, officers or directors, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

INFORMATION ABOUT HUMACYTE

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Humacyte prior to the consummation of the Business Combination.

Business Overview

Executive Summary

Humacyte is pioneering the development and manufacture of off-the-shelf, universally implantable, bioengineered human tissues with the goal of improving the lives of patients and transforming the practice of medicine. We believe our technology has the potential to overcome limitations in existing standards of care and address the lack of significant innovation in products that support tissue repair, reconstruction and replacement. We are leveraging our novel, scalable technology platform to develop proprietary, bioengineered, acellular human tissues for use in the treatment of diseases and conditions across a range of anatomic locations in multiple therapeutic areas.

We are initially using our proprietary, scientific technology platform to engineer and manufacture human acellular vessels, or HAVs. Our investigational HAVs are designed to be easily implanted into any patient without inducing a foreign body response or leading to immune rejection. We are developing a portfolio, or “cabinet”, of HAVs with varying diameters and lengths. The HAV cabinet would initially target the vascular repair, reconstruction and replacement market, including trauma; AV access for hemodialysis; PAD; and coronary artery bypass grafting (“CABG”). In addition, we are developing our HAVs for pediatric heart surgery and the delivery of cellular therapies, including pancreatic islet cell transplantation to treat Type 1 diabetes. We will continue to explore the application of our technology across a broad range of markets and indications including the development of urinary conduit, trachea, esophagus and other novel cell delivery systems.

There is substantial clinical demand for safe and effective vascular conduits to replace and repair blood vessels throughout the body. Vascular injuries resulting from trauma are common in civilian and military populations, frequently resulting in the loss of either life or limb. Existing treatment options in the vascular repair, reconstruction and replacement market include the use of autologous vessels and synthetic grafts, which we believe suffer from significant limitations. For example, the use of autologous veins to repair traumatic vascular injuries can lead to significant morbidity associated with the surgical wounds created for vein harvest and prolonged times to restore blood flow to injured limbs, leading to an increased risk of amputation and infection. Synthetic grafts are often contraindicated in the setting of vascular trauma due to higher infection risk that can lead to prolonged hospitalization and limb loss. Given the competitive advantages our HAVs are designed to have over existing vascular substitutes, we believe that HAVs have the potential to become the standard of care and lead to improved patient outcomes and lower healthcare costs.

As of May 26, 2021, our HAVs have been implanted in approximately 435 patients. We are currently conducting Phase II and Phase III trials of our 6 millimeter HAV across two therapeutic indications, vascular trauma and AV access for hemodialysis, as well as continuing long-term follow up of patients in our Phase II PAD studies. We were granted Fast Track designation by the FDA for our 6 millimeter HAV for use in AV access for hemodialysis in 2014. We also received the first RMAT designation from the FDA, for the creation of vascular access for performing hemodialysis, in March 2017. In addition, in 2018 our HAV product candidate was assigned a priority designation by the Secretary of Defense under Public Law 115-92, enacted to expedite the FDA’s review of products that are intended to diagnose, treat or prevent serious or life-threatening conditions facing American military personnel. Upon completion of our Phase III trials, we intend to submit a BLA to the FDA for indications in vascular trauma in 2022 and AV access for hemodialysis in 2023.

We have developed a novel paradigm for manufacturing human tissues that is intended to mimic key aspects of human physiology. We have an 83,000 square foot bioprocessing facility housing our modular manufacturing process with the ability to manufacture HAVs of different diameters and lengths at commercial scale. As we continue to expand production, we believe we will have the ability to take advantage of economies of scale to reduce costs of production. We believe our established, controlled manufacturing process demonstrates a significant competitive advantage in the regenerative medicine market.

Our technology is protected by our patent portfolio. Our patent portfolio, which includes certain patents licensed from parties as well as intellectual property generated internally at Humacyte, is comprised of 15 families of patents, many of which generally relate to the scaffolds used to make our vessels, the composition of our vessels and systems and methods of manufacturing our vessels. For more information, see “— Intellectual Property” below.

We intend to continue to shape our commercial and distribution strategy by indication and pursue collaborations with partners in markets where such partners provide strategic opportunities in launching our product candidates and enabling access to specific patient populations.

Our world-class senior management team and board of directors will be instrumental in helping us achieve our goals. Our founder, President and Chief Executive Officer, Laura Niklason M.D., PhD., is an internationally respected physician scientist and a world leader in regenerative medicine technologies. Dr. Niklason is also a member of three national academies — Inventors, Medicine and Engineering. Our current Chairman of the Board is Brady Dougan, past CEO of Credit Suisse and founder and current Chief Executive Officer of Exos.

Our Approach

We have developed an approach that relies on two key complementary elements to address the significant market opportunity for the global treatment of cardiovascular disease including patients in need of vascular replacement, repair and reconstruction, as well as vascular access for dialysis and future indications:

•        our proprietary scientific and engineering technology platform allows us to grow human tissues, which are ultimately decellularized and therefore expected to be non-immunogenic and universally implantable; and

•        our novel, scalable manufacturing paradigm is designed to allow us to produce thousands of HAVs per year at the time of commercial launch, with the ability to expand manufacturing to meet expected future global demand.

Using this approach to manufacture, we are pursuing the use of acellular human tissues to address a broad range of disease indications, if approved. We intend to develop a readily available “cabinet” of HAVs of varying diameters and lengths to address the significant unmet needs across multiple potential indications in vascular repair, reconstruction and replacement.

Illustration of our Proposed HAV “Cabinet” for Vascular Repair, Reconstruction, and Replacement

HUMACYTE®
Vascular Repair, Reconstruction and Replacement
Trauma, AV Access, and PAD
6mm x 42cm
Trauma and Patch
6mm x 13cm
Pediatric, Trauma and CABG
3.5mm x 10-20cm
Trauma Large Vessel (i.e., iliac artery)
8mm x 20cm
Trauma Larger Vessel (i.e., portal vein)
10mm x 15cm
PAD (Long)
6mm x 65cm
PAD (Below the Knee)
6mm x 80cm

Our Proprietary Scientific Technology Platform

Our proprietary scientific technology platform uses primary human aortic vascular cells from a working cell stock, isolated from donor tissues and cryopreserved. The working cell stock is expanded using traditional cell culture techniques, and the cells are transferred onto a biocompatible, biodegradable polymer mesh within a flexible, single-use bioreactor bag. Over the course of weeks, the cells proliferate and build extracellular matrix while the polymer mesh degrades. The resulting bioengineered vessel is comprised of the aortic vascular cells and their deposited extracellular matrix. After completion of the culture period, we decellularize the bioengineered vessel using a proprietary combination of solutions. The resulting HAV retains the extracellular matrix constituents and, therefore, the biomechanical properties of the bioengineered vessel, but is cleansed of the cells and cellular components that could induce a foreign body response or immune rejection following implantation. Our functionally closed system allows for the HAV to be grown, decellularized and ultimately shipped within the same flexible bioreactor bag. Our HAVs are designed to be shipped to hospitals, trauma centers and outpatient surgical settings, where they can then be stored at refrigerated temperatures for immediate use by removing each HAV from its packaging.

The following image summarizes key information about our proprietary scientific technology platform:

Our Novel Manufacturing Paradigm

We have developed a novel paradigm for manufacturing human tissues that is intended to mimic key aspects of human physiology. Our proprietary manufacturing process was designed with a modular approach allowing us to produce HAVs in smaller batches for clinical trials and scale out to larger batches for commercial manufacturing. The system used in our clinical trials since 2016, including all Phase III trials, utilizes a single tray within one growth drawer holding 10 HAVs per batch. The current, commercial-scale LUNA200 system consists of 20 growth drawers for a total of 200 HAVs per batch. Each growth drawer is capable of producing ten 42cm HAVs, each of which is contained within an individual bioreactor bag. Inside a LUNA200, a tubing network connects all HAVs, allowing the entire system to share nutritive media. In this way, a single LUNA200 can produce up to 200 HAVs (42cm in length) per batch while maintaining the critical operating parameters, such as biomechanical pulsing, that affect growth.

A thorough comparability assessment was performed to evaluate HAV batches produced in the single drawer system and used in Phase III studies versus the 20-drawer LUNA system. The study assessed 22 separate comparisons on the identity, strength, quality, purity, and potency of the HAV product. In this study, we observed that HAVs produced in the LUNA system were comparable to HAVs used in our Phase III trials. This comparability report is being submitted to the FDA. Additionally, a crossover study, called V011, has completed enrollment of 30 subjects to evaluate HAVs that are manufactured on Humacyte’s commercial LUNA platform with the primary goal to evaluate the safety, efficacy and immunogenicity of the LUNA manufactured HAVs. Thus far in this trial we have observed comparable safety profile between HAV used in previous studies and the HAV manufactured in the LUNA commercial system. We expect to present results from this study in 2021. We plan to use the LUNA200 system for ongoing Phase III trials and for subsequent anticipated commercial launches if it is approved.

Our current 83,000 square foot manufacturing facility has completed utility connections for 33 LUNA200 systems, with additional space to further expand manufacturing capacity as needed, to over 40 LUNA200 systems. Currently, eight LUNA200 systems are installed and operational.

We believe that the LUNA200 can produce HAVs in diameter sizes from 3mm to 10mm and lengths from 10cm to 42cm, making the equipment suitable for the varied array of product candidates in our pipeline. We intend to introduce a 13cm-long HAV line extension after commercial launch of the 42cm HAV for surgeries that require shorter segments of HAV in the setting of vascular trauma and repair. Using our existing LUNA200 manufacturing equipment without modification, we believe we have the ability to generate 400 HAVs (13cm in length) or 200 HAVs (42cm in length) per manufactured batch. We have designed our manufacturing system to be functionally closed, to utilize single-use disposable materials with aseptic connections, and to be fully automated, which allows us to control and maximize HAV production.

Based on observations to date, the HAV has withstood maximal pressures that are comparable to those reported for native arteries. For example, the human aorta is reported to have rupture strengths around 1,400 mmHg, while human cerebral arteries rupture around 1,800 mmHg. We have observed HAVs withstanding maximal pressures of approximately 3,200 mmHg before rupturing, making their mechanical properties on par with native human blood vessels.

Our Market Opportunity

We are a biotechnology company with Phase III clinical trials in two indications and a strong pipeline for additional products and indications. Additionally, we have had significant interest from surgeons to use our HAV in life and limb saving surgeries as demonstrated by their requests to the FDA to use our HAV in multiple expanded access (compassionate use) cases where no alternative was available.

Our Initial Market Opportunity in Vascular Repair, Reconstruction and Replacement

We believe there is a significant market opportunity for our technology across a number of important clinical areas within vascular reconstruction and replacement including vascular trauma, AV access for hemodialysis, peripheral arterial disease, and adult cardiac surgery. To treat these diseases and conditions, patients often require invasive cardiovascular surgery, which involves the use of alternative vascular synthetic materials or autologous vessels harvested from elsewhere in the body. For more information about our evaluation of market opportunity, see “Risk Factors — Risks Related to Humacyte’s Business and Industry — The sizes of the market opportunities for our product candidates have not been established with precision and are estimates that management believes to be reasonable. If these market opportunities are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the relevant patient population, our revenue and ability to achieve profitability might be materially and adversely affected.”

Vascular Trauma:    We believe our addressable market opportunity in trauma is approximately $3.2 billion worldwide. Arterial injuries resulting from vascular trauma are common in military and civilian populations, frequently resulting in the loss of life or limb. In military populations, as the rate of battlefield fatalities has been declining due to faster evacuations and more robust protection from body armor, the rate of survivable vascular injuries has been increasing. In civilian populations, trauma injuries are primarily caused by motor vehicle accidents, gun violence, mass casualty terrorist attacks, stabbings and blunt trauma. We estimate that central or peripheral vascular injuries in civilian patients account for approximately 150,000 of all injuries reported in global trauma patients. Furthermore, these injuries account for greater than 20% of all trauma-related deaths. Extending management’s current estimated average global pricing of $21,000 per HAV to the approximately 150,000 total annual global patients suggests a total addressable market opportunity of approximately $3.2 billion. While we believe our assumptions and the data underlying this estimate are reasonable, they may be inaccurate or based on imprecise data; in addition, the assumptions and conditions underlying the estimate may change at any time.

Civilian patients with central or peripheral vascular injuries are estimated to account for approximately 75,000 of all injuries reported in trauma patients in the U.S., inclusive of urgent and iatrogenic vascular trauma injuries. However, these injuries account for greater than 20% of all trauma-related deaths.

We believe our HAVs will be a promising alternative that can address critical gaps in existing treatment options for acute vascular injuries due to trauma. We are developing our HAVs with the goal of providing an effective solution in all time-constrained surgical environments and in resource-limited, infection prone battlefield environments. The ability to create immediately available, non-immunogenic, universally implantable material that is less susceptible to infection represents a clinically significant advantage over existing options.

Arteriovenous Access for Hemodialysis:    We believe our addressable market opportunity in patients with end stage renal disease requiring AV access for hemodialysis is approximately $6.5 billion worldwide. Additionally, an estimated $5 to $6 billion per year is spent on hospital admissions in hemodialysis patients with infection and access complications. In 2017, there were nearly 500,000 patients receiving hemodialysis in the United States. Annually, at least 160,000 existing or new dialysis patients require a new AV access in the U.S. and an additional 150,000 patients require a new AV access in Europe and Japan. Extending management’s currently estimated average global pricing of $21,000 per HAV to the approximately 310,000 total annual global patients suggests a total addressable market opportunity of approximately $6.5 billion. While we believe our assumptions and the data underlying this estimate are reasonable, they may be inaccurate or based on imprecise data; in addition, the assumptions and conditions underlying the estimate may change at any time.

Hemodialysis patients are a chronically ill patient population, suffering an average of 1.8 hospital admissions, three visits to the emergency department, and four days hospitalized for infections each year. The two most common causes of hospital admissions in hemodialysis patients are infection and access complications, resulting in an estimated total spend of $5 billion to $6 billion per year. For hemodialysis patients, an infected access can lead to sepsis, which is life threatening, is the most expensive cause for hospitalization in the United States and carries at least a 10% overall mortality rate.

We believe that our HAVs, when used as AV access for hemodialysis, can decrease infections and dialysis access failures, which would improve patient outcomes and lower the burden of dialysis costs on the healthcare system. We expect to file a BLA with the FDA, seeking approval for the use of HAV in AV access for hemodialysis, and to target our commercialization efforts particularly toward those patients who are at high risk of fistula failure or non-maturation, or for those patients at high risk of vascular access infection.

Peripheral Artery Disease (PAD):    We believe our addressable market opportunity in patients with PAD is approximately $10.5 billion worldwide. PAD is a cardiovascular disease of blood vessels located outside the brain and heart. PAD occurs when plaque builds up in arteries that carry blood to the head, organs, and limbs. PAD usually affects arteries in the legs, but it can also affect arteries that carry blood from heart to head, arms, kidneys, and stomach. We believe our HAVs can be used as a bypass conduit in patients with PAD. Peripheral arterial bypass procedures are common with as many as 160,000 PAD related procedures reported annually in the U.S. and over 550,000 annual PAD procedures estimated globally. Expanding into markets outside the U.S., annual peripheral bypass procedures are nearly 170,000 per year in Europe, and approximately 220,000 per year in Asia. Extending management’s currently estimated average global pricing of $19,000 per HAV to the approximately 550,000 total annual global patients suggests a total addressable market opportunity of approximately $10.5 billion. While we believe our assumptions and the data underlying this estimate are reasonable, they may be inaccurate or based on imprecise data; in addition, the assumptions and conditions underlying the estimates may change at any time.

While endovascular techniques have become available over the past ten years to treat an array of vascular occlusions, depending on the nature and length of the blockage these types of treatment options have met with both mixed success and durability compared to conventional surgical bypass. Both angioplasty and stenting procedures provide near term success, however long-term durability has remained a question.

Type I Diabetes:    Type 1 diabetes, caused by auto-immune destruction of insulin-producing cells in the islets of the pancreas, is a devastating disease affecting more than 1.2 million people in the United States, and costing at least $10 billion to $14 billion annually. In Europe, the number of patients suffering with Type 1 diabetes is estimated at approximately 2.2 million. Even with the newer insulin delivery technologies, less than one-third of patients achieve consistent target blood sugar levels.

Pancreas transplantation is limited due to the associated morbidity and cost of the whole pancreas organ transplantation procedure. As an alternative to pancreas transplantation, the “Edmonton Protocol” has been developed whereby insulin producing cells are transplanted into the portal vein in the liver. However, the majority of the injected cells are lost to inflammation and clotting, and only 16% of Type 1 diabetes patients who receive the Protocol are cured long term.

We believe our HAVs present a means to deliver a therapeutic number of pancreatic islets to patients with Type 1 diabetes. Pancreatic islets are embedded on the outer surface of our HAV and implanted as an AV graft, analogous to the outpatient procedure done for hemodialysis access. After implantation, the islets have the potential to sense blood glucose and then respond by secreting appropriate levels of insulin to maintain glucose levels in the blood. We have termed this new paradigm for pancreatic islet cell delivery the “Biovascular Pancreas.” Proof-of-concept studies in rodents and pigs have shown promise that the BVP can reduce glucose levels. Studies in non-human primates are planned.

We believe that a reliable, low-risk, and easily implantable islet cell delivery method that could ensure the survival and functionality of a therapeutic number of islet cells in a human adult would be transformational for the treatment of Type 1 diabetes.

Coronary Artery Bypass Graft (CABG):    We believe our current market for CABG is approximately $69.5 billion worldwide. CABG is a surgery used to treat a blockage or narrowing of one or more of the coronary arteries to restore the blood supply to the heart muscle. We believe our HAVs can replace existing vascular substitutes and improve patient outcomes, particularly in obese patients or those suffering from diabetes, in whom the risks of saphenous vein harvesting are more substantial. CABG procedures are common, with 350,000 CABG procedures reported annually in the U.S. and over 765,000 annual CABG procedures globally. Extending management’s currently estimated average global cost for a CABG procedure of $91,000 per patient to the approximately 765,000 total annual global procedures suggests a total current addressable market opportunity of approximately $69.5 billion. While we believe our assumptions and the data underlying this estimate are reasonable, they may be inaccurate or based on imprecise data; in addition, the assumptions and conditions underlying the estimates may change at any time.

Typically, a CABG operation involves the use of both the patient’s own artery and vein. In patients who are obese, have diabetes, or who are very elderly, there are higher risks for vein harvest complications, including failure to heal the vein harvest incision, infection, and prolonged swelling of the operative leg. Furthermore, complications from the vein harvest incision site are more common than complications from the chest incision in CABG patients. It is estimated that approximately 20% of patients requiring bypass surgery have no suitable grafts available, with sources reporting as high as 45% of CABG patients are without suitable autologous vein.

Pediatric Heart Surgery:    We are developing a smaller diameter HAV product for use in pediatric heart surgery as a Blalock Taussig (BT) shunt. The BT shunt is a surgical procedure that is used to increase pulmonary blood flow for the treatment of babies born with a complex congenital heart defect called Tetralogy of Fallot, a common type of “blue baby syndrome”. In 2018, there were 4 million babies born in the United States and approximately 1,500 to 2,000 of these babies were born with Tetralogy of Fallot. The BT shunt is a life-saving procedure for these babies, and we plan to submit an orphan drug application for use of our HAV as a BT shunt for infants born with cyanotic congenital heart defects. Although 3 – 4mm inner diameter expanded polytetrafluoroethylene (“ePTFE”) grafts are currently used as the most common BT shunt, they suffer from limitations that impact morbidity and mortality in these infants.

Our Clinical and Pre-Clinical Stage Product Pipeline

The following table highlights key information about our current product pipeline:

We began clinical evaluations of our HAVs in December 2012, with the enrollment of the first Phase II patient in our V001 hemodialysis access trial in Europe. Since then, we have completed one Phase II trial in the United States, and currently have seven trials either actively enrolling or in long-term follow-up. HAVs have been implanted in approximately 60 clinical centers in six countries around the world, and by more than 100 practicing surgeons.

Overview of Clinical Trials Assessing the Safety and Efficacy of the HAV in Multiple Indications

Clinical Trial Number	Indication	Begin Enrollment	Design/Phase	Number of Subjects	Status	Outcomes**
Vascular Trauma
V005	Vascular Trauma	2018	Phase II/III Single-arm Historical Comparator Unblinded	Targeting 75± total 41 total (29 lower extremity) enrolled as of May 26, 2021	Enrolling	Trial is currently enrolling

Clinical Trial Number	Indication	Begin Enrollment	Design/Phase	Number of Subjects	Status	Outcomes**
Dialysis Access
V001	Dialysis Access	2012	Phase II Single-arm	40	10-year follow-up ongoing	30-day PP: 95% 6-month SP: 100% 12-month SP: 97% Infection Rate/yr: 0% Number of Rejections: 0 Five-year SP: 58%
V003	Dialysis Access	2013	Phase II Single-arm	20	Complete 2-year follow-up	30-day PP: 95% 6-month SP: 89% 12-month SP: 81% Infection Rate/yr: 4% (1 event) Number of Rejections: 0
V006	Dialysis Access	2016	Phase III Prospective Randomized Blinded	355 total; 177 received HAV 178 received ePTFE	5-year follow-up ongoing	30-day PP HAV: 93% 12-month SP HAV: 82% 24-month SP HAV: 67% 12-month SP ePTFE: 80% 24-month SP ePTFE: 74% Infection Rate HAV/yr: 0.93% Infection Rate ePTFE/yr: 4.5% Number of HAV Rejections: 0
V007	Dialysis Access	2017	Phase III Prospective Randomized Blinded	Target 240 total; 175 enrolled (as of Jan 26th 2021)	Enrolling	Trial is currently enrolling
V011	Dialysis Access	2019	Phase II (LUNA200 manufacturing system)	30	3-year follow-up ongoing	30-day PP: 97% 30-day SP: 100% Infection Rate/yr: 0% Number of HAV Rejections: 0
Peripheral Arterial Disease
V002	Peripheral Arterial Disease	2013	Phase II Single-arm	20	10-year follow-up ongoing	30-day PP: 100% 6-month SP: 84% 12-month SP: 84% Infection Rate/yr: 0% Number of Rejections: 0
V004	Peripheral Arterial Disease	2016	Phase II Single-arm	15	5-year follow-up ongoing	30-day PP: 100% 6-month SP: 86% 12-month SP: 64% Infection Rate/yr: 0% Number of Rejections: 0 Number of Amputations: 0

____________

**      PP: Primary Patency, which is the interval of time of access placement until any intervention designed to maintain or reestablish patency, access thrombosis, or the time of measurement of patency, i.e. patent without interventions.

          SP: Secondary Patency, which is the interval from the time of access placement until abandonment, i.e. patent with or without interventions.

As of May 26, 2021, approximately 455 patients worldwide have received our HAVs for the treatment of trauma, AV access for hemodialysis, PAD, and in expanded access cases resulting in almost 900 subject-years of exposure to the HAV. Our cumulative HAV exposure is approximately 700 subject-years in the hemodialysis access population, 110 subject-years in the PAD population, and 31 subject-years in the arterial trauma population. The longest our HAV has been in a patient and used for dialysis is more than seven years and, there have been more than 90,000 estimated dialysis sessions using our HAVs. Additionally, a total of 11 expanded access/compassionate use cases have been granted by the FDA with over four subject-years of exposure. Throughout all of these trials, we have observed that our HAVs functioned as intended and provided functional blood flow to affected limbs. We have also observed consistent durability with a strong tolerability profile. Furthermore, we have observed no evidence of clinically relevant immunologic reactions to our HAVs, supporting the potential use of our HAVs as off-the-shelf, universally implantable, bioengineered human tissues.

Overall, the HAV has functioned well and as intended, across eight different clinical trials in three clinical indications. The HAV has been implanted in approximately 455 patients, across approximately 60 clinical sites in six countries, over more than eight years (as of May 26, 2021). Rates of primary and secondary patency were similar across trial designs and disease states, with 30-day primary patency ranging from 95% – 100%. Six-month secondary patency ranges from 84% – 100%, and 12-month secondary patency ranges from 81% – 97%, across multiple clinical trials, disease states, and patient age ranges and demographics.

We have observed zero instances of clinical rejection of the HAV in any clinical trial over the past eight years, suggesting that the HAV was not immunologically rejected after implantation.

Based on clinical trial results to date, we have observed that the HAVs were highly resistant to infection, with an infection rate averaging approximately 1.3% per patient-year in our AV access trials, and an infection rate currently at 0% in our trauma and PAD trials. Vascular graft infections are a potentially serious complication and can result in adverse outcomes such as sepsis, hospitalization, long-term antibiotic use, repeat procedures and even death.

HAVs Remodel with Host Cells After Implantation

Additionally, based on clinical samples obtained during our Phase II AV access trials and published in three peer reviewed journals, The Lancet in 2016, Science Translational Medicine in 2019, and in the Journal of Vascular Surgery in 2020, we observed that the HAV became populated with healthy, vascular cells from the patient. Over time, we’ve published that the patient’s cells have been observed to transform the HAV into a multi-layered living tissue similar to native blood vessels. In these trials we have also observed ongoing cellular repair of HAV tissues that had been previously injured during cannulation with dialysis needles, which suggests that the recellularized HAV was capable of self-healing. The image below shows an HAV that had been implanted in a hemodialysis patient for 44 weeks, that had developed alpha-actin positive vascular smooth muscle cells throughout the wall (red staining in the left-hand panel), and had developed a layer of CD31+ endothelial cells on the inner luminal surface of the HAV (line of red endothelial cells indicated in the right-hand panel).

Histological Images of HAV Repopulated with the Patient’s Own Vascular Cells

Existing Options for Surgical Treatment of Vascular Disease Are Not Sufficient

The table below contains a summary of the efficacy of autologous veins, ePTFE grafts, cryopreserved human cadaveric veins, and preserved bovine veins. For the treatment of vascular trauma, saphenous vein presents challenges in terms of time to procure the vein, and ePTFE grafts carry extremely high infection rates: 24%-29% per patient year in the studies below. Similarly, autogenous fistulas and ePTFE grafts for dialysis access have low functional patencies at six and 12 months, and ePTFE is burdened with high rates of annual infection: 3%-17% in the studies below. Both cryopreserved human cadaver vein, and preserved bovine veins, have low patency at 12 months, and also suffer from high rates of aneurysm formation. Lastly, for bypass of PAD, vein has acceptable patency but is not available for all subjects, while ePTFE carries lower patencies and higher infection risk, and bovine vein becomes aneurysmal at unacceptably high rates.

Published Studies in Vascular Surgery

We derived the data in the table below from data contained in certain published papers on vascular trauma, hemodialysis and PAD between 2002 and the present. These data are from different studies and thus are not directly comparable. In addition, many of these papers reported on additional endpoints that are not included in the table below.

Clinical Indication	Type of Conduit	Year	Number of Patients	Published Secondary Patency Outcome	Infection (per patient-year)	Rejection Outcome
Vascular Trauma	Saphenous Vein (autologous)	2002 – 2012	24	12 months: ~78% function	4%	N/A
		2014	152	30 days: ~90% function	N/A
	ePTFE (synthetic graft)	2002 – 2012	25	12 months: ~50% function	24%	N/A
		2005	14 of 95	30 days: ~79% function	29%
Hemodialysis Access	Fistula (autogenous)	Post-2005	2,800	12 months: 75%	2%	N/A
		2019	14,892	6 months: 51%	N/A
		2017	6,439	N/A	4%
		2018	602	6 months: 61%	N/A
	ePTFE (synthetic graft)	2013	128	6 months: ~60%	N/A	N/A
		2019	> 400	N/A	3% – 17%
		2020	> 3,000	12 months: 70%	9%
	Cryovein (cryopreserved human cadaver vein)	2002	45	12 months: 80%	N/A	100%
		2004	49	12 months: ~65% Aneurysm rate: 18%	0%	~100%
	Procol (bovine vein)	2005	186	12 months: 66% Aneurysm rate: 3.2%	5.3%	N/A
Peripheral Arterial Disease	Saphenous Vein (autologous)	2008	60	12 months: ~86%	N/A	N/A
	ePTFE (synthetic graft)	2008	61	12 months: ~80%	N/A	N/A
		2013	101	12 months: 76% – 89%
		2011	273	12 months: 81%
		2013	496	N/A	3.8%
	Procol (bovine vein)	2008	7	6 months: 50% 12 months: 50% Aneurysm Rate: 29%	N/A	N/A

Proposed Indication #1: Use of HAV to Repair Vascular Trauma

Overview of Vascular Trauma

Arterial injuries resulting from vascular trauma are common in military and civilian populations, frequently resulting in the loss of life or limb. In military populations, as the rate of battlefield fatalities has been declining due to faster evacuations and more robust protection from body armor, the rate of survivable vascular injuries has been increasing. In civilian populations, trauma injuries are primarily caused by motor vehicle accidents, gun violence, mass casualty terrorist attacks, stabbings and blunt trauma. Consequently, we believe there is an increasingly urgent unmet need for novel materials that are immediately available for permanent vascular repair for both civilian and military vascular trauma.

Options in Surgical Treatment of Vascular Trauma

Autologous vein is the preferred conduit for vascular repair. However, harvesting of autologous vein is not always feasible, due to damage to vein or lower limb, prior vein harvest, inadequate size of the vein or venous disease. Harvesting autologous vein is a serious operation that requires additional time and resources. Delaying the time from injury to operative intervention from less than one hour, to three hours or greater, more than doubles the risk of limb amputation. Limb amputation, in turn, almost triples the length of intensive care unit stay, nearly doubles the length of hospital stay, and is devastating to patient quality of life. Additionally, the morbidity associated with saphenous vein harvest includes surgical site infections, chronic pain, and limb swelling. Synthetic materials have been shown to be inferior to autologous vein in resistance to infection and durability and, therefore, are generally only used for vascular repair when autologous vein is not an option.

Our Solution for Vascular Trauma

We believe our HAVs will be a promising alternative that can address critical gaps in existing treatment options for acute vascular injuries due to trauma. We are developing our HAVs with the goal of providing an effective solution in all time-constrained surgical environments and in resource-limited, infection prone battlefield environments. The ability to create immediately available, non-immunogenic, universally implantable material that is less susceptible to infection represents a clinically significant advantage over existing options.

Humacyte has a strong working relationship with the Department of Defense (“DoD”) that has led to a partnership over the last decade to support their unmet need to reconstruct and repair vascular injuries through the development of our HAVs. As a result of this collaboration and partnership with the DoD, we anticipate Humacyte would supply HAVs for use in military hospitals to treat injured soldiers and veterans. The DoD assigned a priority designation to the HAV technology under Public Law 115-92. Under this law, FDA and DoD work together to expedite the development and review of critical technologies and therapies requested by DoD. Additionally, we have received approximately $7 million of grant funding from the DoD for the continued development of our HAVs for vascular reconstruction and repair.

Our Current Phase II/III Trial for Vascular Trauma

Trial Design:    Our ongoing V005 trial is a single-arm, multi-center, non-randomized clinical trial to evaluate the efficacy, safety and tolerability of our 6 millimeter HAV in replacement or reconstruction of vascular tissues in patients with life or limb-threatening vascular trauma. Since the V005 trial is a single-arm, non-randomized, open label study, we have the ability to track ongoing efficacy and safety. The current primary efficacy endpoint evaluates primary patency of the HAV at 30 days. Based on the results we have observed to date and discussions with the FDA and DoD, we expect that the final design of the trial will support the submission of a BLA in the second half of 2022 or in 2023. Based on conversations with the FDA, we anticipate that analysis of data from V005 will focus on patients with lower extremity injuries. The final number of subjects to be enrolled and evaluated in the study is dependent on additional guidance from the FDA, but is currently estimated to approximate 75.

Status of Phase III Trial of HAV in Vascular Trauma (as of May 26, 2021)

Clinical Trial Number	Indication	Begin Enrollment	Design/Phase	Number of Subjects	Status	Outcomes**
V005	Vascular Trauma	2018	Phase II/III Single-arm Historical Comparator Unblinded	Targeting 75± total 41 total (29 lower extremity) enrolled as of May 26, 2021	Enrolling	Trial is currently enrolling

____________

**      PP: Primary Patency, which is the interval of time of access placement until any intervention designed to maintain or reestablish patency, access thrombosis, or the time of measurement of patency, i.e. patent without interventions.

          SP: Secondary Patency, which is the interval from the time of access placement until abandonment, i.e. patent with or without interventions.

Current Trial Status:    During 2020, we increased the number of trial sites for the V005 trial in the U.S., from seven to 12 sites. We are currently working to expand sites in the U.S., as well as add additional sites in Poland and Israel. We anticipate that at least 20 sites will be activated in the V005 trial during 2021. Increasing the number of sites is expected to provide a broader patient cohort for enrollment in the trial, providing more extensive clinical exposure to differing types of vascular traumatic injury.

The range of trauma injuries in V005 has been broad, including penetrating trauma cases, blunt injury cases, and iatrogenic injuries. Mechanisms of injury have included motor vehicle accidents, gunshot wounds, industrial accidents, falls, and iatrogenic injuries from other interventional or surgical procedures. The HAVs have been placed throughout the body, including in the lower limbs, upper limb, and torso. The HAV has been used to repair the axillary artery, femoral artery, popliteal artery and vein, and the brachial artery in the V005 trial. Many of the injuries treated in the V005 trial, including industrial accidents, motor vehicle accidents, and some gunshot wounds, are contaminated injuries that are at elevated risk of graft infection. Nonetheless, as of May 26, 2021, there have been no reports of HAV infection in any V005 subject, despite a number of instances where the HAV has been implanted into contaminated surgical fields of acute vascular wounds. There have been several instances of local wound infections, but importantly none of these instances has led to infection of the HAV material itself, which we believe represents a significant advantage of the HAV over ePTFE grafts, which have a higher propensity to become infected in contaminated or infected wound beds. There have been no reports of limb amputation that occurred as a result of HAV malfunction or loss of patency. The resistance to infection we have observed in trials to date is particularly important in traumatic injuries which are often caused by infected material (i.e., knife, car accident, blast injury).

In the figure below, a photograph is shown of an HAV that was used to repair both an artery and a vein in the knee of a patient who suffered a gunshot wound. This patient was doing well at the 30-day follow-up visit with both repairs remaining patent and functional.

Intra-operative photograph of HAV repair of popliteal artery (left) and vein (right) in V005 subject.

Proposed Indication #2: Use of the HAV for Arteriovenous Access for Hemodialysis

Overview of Hemodialysis and Existing Methods of Arteriovenous Access for Hemodialysis

End-stage renal disease (“ESRD”) develops when chronic kidney disease progresses to a point where either dialysis or a kidney transplant is required for the patient to survive. For hemodialysis to be conducted, a point of vascular access to the patient’s circulatory system must be created, termed vascular access, so that blood can be transported from the body to the dialyzer and then back to the body. The demand for vascular access conduits includes the need for both new hemodialysis patients who have progressed to ESRD requiring an initial access, and existing patients that require the replacement of their existing access. There are currently three traditional methods for obtaining vascular access for hemodialysis: an AV fistula, a synthetic graft, and a catheter. Each of these vascular access methods has substantial limitations, as outlined below:

Three Traditional Methods for Obtaining Vascular Access for Hemodialysis

Fistula.    An AV fistula is created by surgically connecting a vein to an artery, typically in the patient’s arm. Fistulae are often considered the preferred means of access for hemodialysis due to lower infection rates of approximately 0.5% – 1.5% per patient-year as well as long-term durability. However, many patients are not suitable candidates for fistula placement, due to small vessel anatomy, advanced age, obesity or other comorbidities. Approximately 40% of patients who undergo surgery for fistula creation will not gain any benefit from the surgery because the fistula lacks sufficient vein enlargement and increased blood flow, a process called fistula maturation, that is necessary for hemodialysis. Additionally, during the period in which the fistula is maturing, catheters are generally used to provide the patient access for dialysis. There is a high risk of infection and morbidity, and health care cost, associated with prolonged catheter dependence while waiting for the fistula to mature.

Catheters.    A catheter, which is tunneled underneath the skin and placed directly into a large vein in the patient, is generally the least desirable access solution. Given the time necessary for fistulae to mature, the vast majority of patients in the United States begin hemodialysis using a catheter while awaiting fistula maturation. Catheters have rates of blood stream infections as high as 200% per patient-year, with high associated morbidity and health care costs.

Synthetic graft.    A synthetic graft, typically made from ePTFE and sewn between an artery and vein in the patient’s arm, is generally used in patients who are not candidates for fistulae. The drawbacks of synthetic grafts include higher infection rates, which can be as high as 10% – 15% per patient-year, and gradual degradation of the non-healing ePTFE graft material caused by persistent needle punctures. A recent systematic meta-analysis measuring the functional patency of ePTFE grafts shows that, on average, only 70% of ePTFE dialysis access grafts remain functional one year after implantation.

Distribution of Hemodialysis Access Modes in Use in the United States

Access Type	Fistulae	Catheters	Synthetic Grafts
Incident Patients: At Initiation of Hemodialysis	16.7%	80.3%	3.0%
Prevalent Patients: For Ongoing Hemodialysis	64.5%	18.9%	16.6%

Published Data in Hemodialysis Access

We derived the data in the table below from data contained in certain published papers on hemodialysis between 2002 and the present. These data are from different studies and thus are not directly comparable. In addition, many of these papers reported on additional endpoints that are not included in the table below.

Clinical Indication	Type of Conduit	Year	Number of Patients	Published Secondary Patency Outcome	Infection (per patient-year)	Rejection Outcome
Hemodialysis Access	Fistula (autogenous)	Post-2005	2,800	12 months: 75%	2%	N/A
		2019	14,892	6 months: 51%	N/A
		2017	6,439	N/A	4%
		2018	602	6 months: 61%	N/A
	ePTFE (synthetic graft)	2013	128	6 months: ~60%	N/A	N/A
		2019	> 400	N/A	3% – 17%
		2020	> 3,000	12 months: 70%	9%
	Cryovein (cryopreserved cadaver vein)	2002	45	12 months: 80%	N/A	100%
		2004	49	12 months: ~65% Aneurysm rate: 18%	0%	~100%
	Procol (bovine vein)	2005	186	12 months: 66% Aneurysm rate: 3.2%	5.3%	N/A

Overview of HAV Experience in Hemodialysis Access:    A table listing our clinical trials of the HAV in hemodialysis access is included below. We have implanted the HAV into approximately 360 total patients for hemodialysis access, for a total of more than 600 patient-years of exposure, as of May 26, 2021. Throughout these trials, we have observed consistent and sustained high primary patency rates, ranging from 95% – 100% at 30 days. Secondary patency of the HAV at 6 months ranges from 84% – 100%. Consistently, we have observed zero instances of clinical rejection of any HAV in any hemodialysis access trial.

Implantation of HAV for Hemodialysis

We have also observed in multiple clinical trials that our HAVs had a low infection susceptibility during use for hemodialysis, with a rate lower than 1% per patient-year across all studies. The low infection susceptibility we observed in our trials of our HAVs may be a result of the HAV’s potential to become a living tissue as it becomes populated by cells from the patient’s body. Since living tissues are known to have resisted infection due to interactions with host white blood cells and immunological defense systems, it is possible that the repopulated HAV resists infection for the same reasons that native arteries and veins resist infections, as is observed with autogenous fistulas.

We have also observed early evidence of potential healing from the cells that repopulate the HAV after needle puncture for hemodialysis. In examining HAV explanted segments we have observed healed needle cannulation tracts with cells expressing smooth muscle markers. This self-healing indicates that the HAV repaired itself while being used as a hemodialysis access, which we believe is a distinct feature not present in synthetic materials, and, to our knowledge, has not been observed before for any other regenerative medicine product.

Our Current Phase II and Phase III Trials of the HAV in Hemodialysis Access

Clinical Trial Number	Indication	Begin Enrollment	Design/Phase	Number of Subjects	Status	Outcomes**
V001	Dialysis Access	2012	Phase II Single-arm	40	10-year follow-up ongoing	30-day PP: 95% 6-month SP: 100% 12-month SP: 97% Infection Rate/yr: 0% Number of Rejections: 0 Five-year SP: 58%
V003	Dialysis Access	2013	Phase II Single-arm	20	Complete 2-year follow-up	30-day PP: 95% 6-month SP: 89% 12-month SP: 81% Infection Rate/yr: 4% (1 event) Number of Rejections: 0
V006	Dialysis Access	2016	Phase III Prospective Randomized Blinded	355 total; 177 received HAV 178 received ePTFE	5-year follow-up ongoing	30-day PP HAV: 93% 12-month SP HAV: 82% 24-month SP HAV: 67% 12-month SP ePTFE: 80% 24-month SP ePTFE: 74% Infection Rate HAV/yr: 0.93% Infection Rate ePTFE/yr: 4.5% Number of HAV Rejections: 0
V007	Dialysis Access	2017	Phase III Prospective Randomized Blinded	Target 240 total; 175 enrolled (as of January 26, 2021)	Enrolling	Trial is currently enrolling
V011	Dialysis Access	2019	Phase II (LUNA200 manufacturing system)	30	3-year follow-up ongoing	30-day PP: 97% 30-day SP: 100% Infection Rate/yr: 0% Number of HAV Rejections: 0

____________

**      PP: Primary Patency, which is the interval of time of access placement until any intervention designed to maintain or reestablish patency, access thrombosis, or the time of measurement of patency, i.e. patent without interventions.

          SP: Secondary Patency, which is the interval from the time of access placement until abandonment, i.e. patent with or without interventions.

Long-Term Data from Early Phase II Trials in Hemodialysis: V001 and V003

Phase II Trial Design and Current Outcomes:    We have completed or are in long-term follow-up on two open-label Phase II trials in 60 hemodialysis patients in the United States and Poland from December 2012 through May 2014, which we refer to as our V003 trial and V001 trial, respectively. Both the V001 and V003 studies were designed as single-arm trials to assess the safety and efficacy of the HAV for hemodialysis access, with assessments of patency at 6, 12, 18 and 24 months. In the 60 patients enrolled in these two studies, blood flow through all HAVs was appropriate for hemodialysis, averaging over 1,200 mL/minute. Secondary patency for the two combined trials was 97% at six months, 89% at 12-months, and 81% at 18-months. These results compare favorably to published reports of secondary patency for fistula of 51% – 61% at six months and 75% at 12 months. Long-term results from the V001 trial showing five-year secondary patency of 58% were presented at Charing Cross (CX) International Symposium on April 20, 2021, and patients from the V001 trial are currently in a 10-year follow-up period.

Images and long-term results from Phase 2 V001 trial of HAV in AV Access

Phase III V006 AV Access Study

Trial Design:    Our V006 HUMANITY study is a prospective, multi-center, multinational, open-label, randomized, two-arm, comparative study. Eligible study subjects were randomized to receive either a HAV or a commercially available ePTFE graft and followed to 24 months post-implantation by routine study visits. After 24 months, subjects with a patent conduit are followed to five years post-implantation using a questionnaire at six-month intervals to ascertain patient and conduit status. The primary endpoint for the V006 HUMANITY trial was a non-inferiority analysis of secondary patency compared to ePTFE, to be assessed when all subjects are at least 18 months post-implantation. There were a total of 37 sites that participated in the study, enrolling a combined total of 355 subjects.

24-Month Results:    The V006 study enrolled 355 subjects who were roughly equally matched in terms of demographics and co-morbidities. HAV subjects trended older (p=0.06) and had more prior strokes (p=0.02) than did ePTFE subjects.

Phase 3 V006 HUMANITY trial subject demographics

The secondary patency of the HAV was greater than that of ePTFE at six and 12 months but lower at 18 and 24 months, an outcome that had not been modelled in the V006 trial design. As per the pre-specified Cox Proportional Hazards test, the HAV did not achieve its primary efficacy endpoint regarding secondary patency. In terms of safety, the HAV had a statistically significant lower rate of conduit infections compared to ePTFE. Substantial differences in antibiotic use and need for hospitalization for infection were also noted in the V006 trial, all favoring the HAV. The safety advantage of the HAV over ePTFE may be clinically important as infection and sepsis are the second most common cause of death in dialysis patients.

Phase 3 V006 HUMANITY trial secondary patency results

Phase 3 V006 HUMANITY trial rates of infection

The reported Serious Adverse Events (SAEs) related to the HAV and ePTFE in the V006 trial, in this patient population which typically has a high prevalence of existing medical conditions, are detailed in the table below.

SAEs Reported in V006 Phase III Clinical Study in AV Access

Description of SAE	Number of SAEs (% of total subjects)
	HAV	ePTFE
Number of subjects in V006 study	177	178

General disorders and administration conditions:
Implant site extravasation	0 (0.0)%	1 (0.6)%
Infections and infestations
Vascular access site infection	0 (0.0)%	5 (2.8)%
Injury, poisoning and procedural complications:
Anastomotic stenosis	1 (0.6)%	(0.0)%
Vascular access site hematomas	1 (0.6)%	(0.0)%
Vascular access site hemorrhage	0 (0.0)%	3 (1.7)%
Vascular access site pain	1 (0.6)%	0 (0.0)%
Vascular access site pseudoaneurysm	10 (5.6)%	0 (0.0)%
Vascular access site rupture	2 (1.1)%	0 (0.0)%
Vascular access site thrombosis	41 (23.2)%	28 (15.7)%
Skin and subcutaneous tissue disorders:
Skin necrosis	0 (0.0)%	1 (0.6)%
Vascular disorders:
Steal syndrome	2 (1.1)%	2 (1.1)%
Subclavian vein occlusion	0 (0.0)%	1 (0.6)%
Vascular stenosis	34 (19.2)%	27 (15.2)%
Venous stenosis	3 (1.7)%	9 (0.0)%

Through an Analysis of Panel Reactive Antibodies (PRA) in the V006 trial, we observed that subjects that received the ePTFE grafts were more likely to develop antibodies against human tissues, and to become more difficult to crossmatch for a future kidney transplant, than were patients who received the HAV. While the cause of this improvement in patient responses with the HAV is not clear, this may have been related to the lower number of severe infection events in HAV patients as compared to ePTFE patients in V006. The percentage of women becoming sensitized (i.e. cPRA values > 20%) was notably higher in the ePTFE group than the HAV group.

Phase 3 V006 HUMANITY trial % of patients developing antibodies against human tissues

% Patients Becoming Sensitized
7.8%
3.4%
1.1%
1.1%
Men
Women
HAV
ePTFE

We also observed differences in the remodeling of the HAV and ePTFE implants in the V006 trial. Consistent with earlier observations from Phase II studies, microscopic examination of samples from HAV and ePTFE subjects suggest that the HAVs may have repopulated with host cells and microvasculature, while ePTFE grafts did not repopulate with cells and, in certain cases, fractured at sites of needle cannulation for hemodialysis (“G” is graft; “D” is defect’ “T” is thrombus (clot); “L” is lumen; and “A” is adventitia):

Phase 3 V006 HUMANITY trial microscopic examination of samples from ePTFE and HAV subjects

Comparison of flow rates within the HAV and ePTFE conduits revealed similarities in blood flow and diameter over the 24-month period of the trial. Bar graphs below display average blood flow rate, maximal blood flow rate, and mid-graft diameters, all of which were measured by periodic ultrasound examinations. Diameters of the HAV remained close to the nominal 6.0 millimeter diameter. Average blood flow rates exceeded 1.0 liters/minute, which is generally considered suitable for efficient hemodialysis.

Phase 3 V006 HUMANITY trial blood-flow rates and vessel diameters

Overall, although the primary efficacy endpoint concerning secondary patency was not met, the HAV performed in the V006 trial as was expected, based upon HAV performance in previous Phase II trials in hemodialysis and in other clinical applications. This outcome was due at least in part to unexpectedly high patency of the ePTFE grafts, particularly after 12 months. While the cause of this unexpectedly high patency is not clear, it is possible that study-mandated ultrasounds and examinations may have led to more aggressive vigilance with ePTFE grafts to maintain patency. In addition, the age and comorbidities of HAV subjects in V006 was somewhat worse than for ePTFE subjects.

In the V006 trial, the HAV displayed significantly fewer infections than did the ePTFE grafts. This was associated with fewer instances of immune sensitization in HAV subjects as compared to ePTFE subjects, which could translate to easier kidney transplantation at future times. Similar to prior studies, we observed that the HAV had good durability, blood flow rates and diameters similar to ePTFE grafts, and also host cell remodelling that was superior to that of ePTFE grafts.

Phase III V007 AV Access Study

Trial Design:    We are currently enrolling a Phase III trial, called V007, in 240 patients with ESRD. V007 is a Phase III, prospective, multi-center, open label, randomized, two-arm comparative study conducted in the United States. The V007 trial is designed to assess the useability of the HAV for dialysis at six and 12 months as a comparison to autogenous fistulas, which are known to exhibit a high rate of early maturation failure of approximately 40% at six months. Patients in the study are randomized to receive either the HAV for vascular access or an autogenous AV fistula. The objective of V007 is to compare the safety and efficacy of our 6 millimeter HAV to autogenous AV fistula for functional hemodialysis access.

Eligible study subjects in V007 are randomized to receive either an HAV or an autogenous fistula and followed to 24 months post-implantation by routine study visits. After 24 months, patients with functional accesses will be followed for up to five years. Efficacy endpoints include useability for dialysis at six and 12 months, as well as a comparison of secondary patency via a time-to-event analysis of all subjects at 12 months. Additional safety endpoints include the rate of dialysis access-related infections for HAV and fistula subjects.

Current Trial Status:    As of May 26, 2021, there were 195 patients enrolled in the V007 trial, out of a target enrollment of 240 total. We currently expect to complete the V007 trial in time to support a BLA filing for the use of HAV in AV access for hemodialysis in 2023.

Proposed Indication #3: Peripheral Arterial Disease

PAD involves partial or complete occlusion of blood vessels in the peripheral circulation and is a major cause of morbidity and mortality in the developed world. Patients with severe PAD undergo peripheral arterial bypass surgery where a conduit is implanted above and below the area of the arterial obstruction, to provide a “bypass” route for blood to flow around the blocked artery. The vast majority of these operations are performed in the lower limb. Other surgical alternatives include minimally invasive approaches such as stenting and angioplasties that are suitable for smaller atherosclerotic lesions and can delay — but oftentimes not prevent — the ultimate need for surgical revascularization.

Published Data in PAD

We derived the data in the table below from data contained in certain published papers on PAD between 2008 and the present. These data are from different studies and thus are not directly comparable. In addition, many of these papers reported on additional endpoints that are not included in the table below.

Clinical Indication	Type of Conduit	Year	Number of Patients	Published Secondary Patency Outcome	Infection (per patient-year)	Rejection Outcome
Peripheral Arterial Disease	Saphenous Vein (autologous)	2008	60	12 months: ~86%	N/A	N/A
	ePTFE (synthetic graft)	2008	61	12 months: ~80%	N/A	N/A
		2013	101	12 months: 76% – 89%
		2011	273	12 months: 81%
		2013	496	N/A	3.8%
	Procol (bovine vein)	2008	7	6 months: 50% 12 months: 50% Aneurysm Rate: 29%	N/A	N/A

We have observed excellent patency rates and no reported cases of infection for the HAV in PAD in clinical studies to date. We are developing our 6 millimeter HAV for use as a bypass conduit for patients with PAD. We are conducting two Phase II trials to evaluate the safety and efficacy of our 6 millimeter HAV for use as a bypass conduit with PAD, which we refer to as our V002 and V004 trials. For both of these Phase II trials, the HAV is being implanted as a femoral popliteal bypass graft in patients with PAD.

Our Current Phase II Trials of the HAV in PAD

Clinical Trial Number	Indication	Begin Enrollment	Design/ Phase	Number of Subjects	Status	Outcomes**
V002	Peripheral Arterial Disease	2013	Phase II Single-arm	20	10-year follow-up ongoing	30-day PP: 100% 6-month SP: 84% 12-month SP: 84% Infection Rate/yr: 0% Number of Rejections: 0
V004	Peripheral Arterial Disease	2016	Phase II Single-arm	15	5-year follow-up ongoing	30-day PP: 100% 6-month SP: 86% 12-month SP: 64% Infection Rate/yr: 0% Number of Rejections: 0 Number of Amputations: 0

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**      PP: Primary Patency, which is the interval of time of access placement until any intervention designed to maintain or reestablish patency, access thrombosis, or the time of measurement of patency, i.e. patent without interventions.

          SP: Secondary Patency, which is the interval from the time of access placement until abandonment, i.e. patent with or without interventions.

Trial Design:    Both our V004 and V002 trials are prospective, open-label, single treatment arm, multi-center studies. We enrolled 20 patients in our V002 trial in Poland, and 15 patients in our V004 trial in the United States. Both trials have the primary objectives of evaluating the safety of the HAV as a femoral-to-popliteal bypass graft, and determining the primary, primary assisted, and secondary patency over 12 and 24 months.

Current Trial Status and Outcomes:    V002 enrolled a total of 20 patients between the ages of 54 and 79 at three clinical sites. 24-month results of the V002 trial were published in 2020. After censoring for three deaths (none of which were determined to be related to the HAV or the implant procedure), we observed 24-month primary, primary assisted and secondary patency rates of 58%, 58%, and 74%, respectively. We observed through ultrasound data that the HAVs were mechanically stable during the follow-up period and did not develop aneurysmal dilatation in any patient. Overall, we also determined through the histological assessment of explanted specimens that there were normal vascular cells within the HAV and there was no infection or signs of immunological reaction to the graft.

There have been no HAV-related infections reported during the V002 trial as of May 26, 2021, and no amputations of the treated extremity. A sub-set of seven V002 subjects consented for long-term follow-up CT angiograms, which were obtained at 48 to 52 months after HAV implantation. In all cases, the HAV maintained normal architecture and function. A representative image is shown below, taken 50 months post-implantation. Proximal and distal anastomoses of HAV with recipient’s vasculature are noted, as is the scale bar on the right-hand side of each image. The image presents two views of the same subject, and shows uniform HAV diameter along the length of the implant.

A CT Angiogram from a V002 Subject at 51 months after HAV implantation

Patients in the V002 trial are currently in long-term follow-up out to ten years. For the V002 trial, six-year long-term follow-up data were compiled in March 2021, which confirmed durability of the HAV in the arterial circulation. For HAV patients in the V002 trial, there were also no reports of conduit infections, and no reports of amputations of the operative limb.

Long-term results from V002 Phase II study in PAD

The V004 trial enrolled 15 subjects in the United States, with the 12-month follow-up of the last enrolled patient occurring in December 2020. Patients in the V004 trial included Rutherford 4 and 5 subjects, with severe, debilitating limb ischemia. (Rutherford 4 and 5 patients are classified as patients with pain at rest due to limb ischemia (stage 4), and those patients suffering tissue loss in the limb as a result of ischemia (stage 5)). In addition, enrollment in V004 required that no autologous vein be available for bypass. Hence, the subjects enrolled in the V004 trial had severe and debilitating limb ischemia due to PAD and had no autologous vein that was suitable for lesion bypass and revascularization.

12-month results from V004 Phase II study in PAD

In the V004 trial, HAV secondary patency was 86% at 6 months, and 64% at 12 months. While lower than patency values observed in the V002 trial, patients in the V004 trial had more severe PAD, which is associated with poorer arterial “run-off” and higher propensity for conduit occlusion. Assessment of Quality of Life by the validated VascuQol assessment demonstrated an increase in overall quality of life for V004 patients at 6 and 12 months. In addition, ankle-brachial index, a measurement of blood pressure in the operative limb, was increased at 6 and 12 months. There were no infections of the HAV reported in the V004 trial, despite the severity of the PAD and the often-associated tissue infection that can accompany this disease. There were zero reports of clinical HAV rejection. Lastly, there were zero reported amputations of any operative limb in the first 12 months of follow-up.

The SAEs reported for the HAV in our V002 and V004 Phase II clinical studies in PAD in 35 subjects, a patient population which typically has a high prevalence of existing medical conditions, are summarized in the table below.

SAEs Reported in V002 and V004 Phase II Clinical Studies in PAD

Description of SAE	Number of SAEs (% of total subjects)
Number of subjects in V002 and V004 studies	N=35

Arterial bypass thrombosis	3 (8)%
Anastomotic stenosis	1 (3)%
Graft Thrombosis	2 (6)%
Vascular Graft Complication	1 (3)%

Published literature reports of patients with Rutherford stage 4 and 5 PAD and no autologous vein available for revascularization show that outcomes can include amputation. For Rutherford 4,5 patients with no vein and no revascularization procedure, amputation rates at 6 months are reported at 31%. For stage 4,5 patients who do undergo saphenous vein revascularization, the amputation rate at one year is approximately 10%. The lack of amputation for stage 4,5 patients in the V004 trial at one year, none of whom had saphenous vein for revascularization, supports the use of the HAV in severe PAD.

Examples of the Use of Our 6 millimeter HAVs in Expanded Access Cases

The FDA has granted use of the HAV in special expanded access cases. Each of these compassionate use cases was conducted under an individual, investigator-initiated IND with the FDA. Two cases are highlighted below.

70-year-old with Critical Limb Ischemia

The patient is a 70-year-old male with critical limb ischemia and no vein available to perform a bypass, as the vein was previously used for a CABG. He underwent a successful bypass with the HAV. Imaging at one year demonstrated a patent graft.

42-year-old with Infected Dacron Graft

An HAV was used in a 42-year-old female to replace an 8 mm Dacron iliac artery bypass graft that had become infected. The patient refused harvesting of the femoral vein for reconstruction and requested the HAV. The patient was seen at one, three, six, nine, and 12 months after HAV implantation. At all visits, the HAV appeared normal with unobstructed patency. Flow and velocities were normal. At three months, the patient was released to full activity. At six and 12 months, the graft was functioning well. At one-year imaging, the HAV was patent and appeared remarkably similar to the patient’s native blood vessels. The patient had no signs of infection in the HAV and continues to have no limitations or complications during normal activity or exercise.

Preclinical Pipeline

Pancreatic Islet Transplantation for Type 1 Diabetes (“Biovascular Pancreas”)

The Biovascular Pancreas (“BVP”) is a modification of Humacyte’s HAV product, leveraging the HAV to deliver therapeutic cells to within close proximity of the patient’s bloodstream. We believe that the HAV extracellular matrix material is both highly biocompatible, as evidenced by adaptive cellular repopulation after implantation, and also highly angiogenic, as evidenced by extensive formation of microvessels surrounding the HAV in vivo. These attributes mean that the HAV may serve as a suitable conduit for delivering large numbers of therapeutic cells to a patient.

Pancreatic islets, which sense blood glucose and respond by secreting insulin, are destroyed by an auto-immune attack in patients with Type I diabetes. The outer surface of our 42cm HAV has sufficient surface area to accommodate a monolayer of approximately 800,000 human pancreatic islets, which is approximately the number in an entire adult pancreas, and can reverse diabetes and restore glucose control.

We have performed mathematical modelling studies that predict, we believe, that a 42cm HAV could maintain viability of a therapeutic number of islets after implantation of the HAV into the arterial bloodstream, or after implantation as an AV conduit similar to that used for hemodialysis access. Bioreactor experiments have confirmed these mathematical conclusions. Furthermore, we have implanted rat-sized BVPs into the aortas of diabetic rats, and observed that the BVP could restore normal glucose levels in all treated animals, while control animals (“No Flow” in red in figure below) did not restore glucose control. Studies in large animal models are planned as the next step in the development of this product candidate.

Coronary Artery Bypass Graft (CABG)

Evaluation of 3- and 4mm diameter HAVs for coronary artery bypass is ongoing at Humacyte. Our initial pilot studies have included the use of our engineered vessels for CABG in canines, demonstrating functional patency and adequate blood flow for up to one month. To further evaluate the utility and durability of the HAV in a large animal model, we have initiated a preclinical study at Duke University to evaluate the use of our small diameter HAV for CABG in adult primates (baboons). The goal of this study is to assess patency and function for six to 12 months, as well as host responses and cellular remodeling. We anticipate that this study will provide sufficient in vivo data to support an IND filing for a Phase I clinical trial in adult CABG. As of May 26, 2021, we have implanted a 3.5mm HAV CABG from the aorta to the left anterior descending (LAD) coronary artery in three baboons. HAVs are followed by ultrasound imaging of the heart, and angiographic imaging of the conduits. These studies are active and ongoing.

Before (left) and after (right) implantation of HAV CABG in baboon

Pediatric Heart Surgery: Blalock Taussig (BT) Shunt

Tetrology of Fallot is a relatively common congenital heart defect, that is often treated using a Blalock Taussig (BT) Shunt. To support an IND filing with the FDA, we are currently evaluating the use of our HAV as a BT shunt for up to six months in juvenile primates at the Research Institute at Nationwide Children’s Hospital in Columbus, Ohio.

BT Shunt Implant Schematic

Ongoing primary cardiac surgery studies are showing the feasibility of using the HAV as a BT shunt in a relevant pre-clinical model. The HAV BT shunts are evaluated at one and two weeks, one month, three months, and six months. BT shunts are evaluated for patency and mechanical integrity, as well as cellular repopulation after explantation. Should we observe evidence of growth of our HAVs during long-term implantations from the BT shunt, we believe this would provide initial support for their use in other pediatric settings, in which a conduit that grows with the patient would be desirable. As of May 26, 2021, five juvenile primates have been implanted with a 3.5mm HAV as a BT shunt and followed for three to six months. Data collection and analysis continue for this ongoing study, and will be used to support a pre-IND filing to the FDA for possible use of the HAV in a Phase I clinical trial in infants with cyanotic heart disease.

Imaging of 3.5mm HAV BT shunt in juvenile primate followed for 6 months

Engineered Trachea for Treatment of Severe Airway Injuries

Each year in the U.S., approximately 4,000 operations are performed to repair or reconstruct the trachea or mainstem bronchi. But unlike most other connective tissues in the body — such as blood vessel, bone, skin and tendon — there currently are no replacements for tracheal tissue that are in widespread clinical use. For long tracheal or bronchial defects, some sort of tracheal replacement is often needed, yet none exists currently. The lack of a functional tracheal conduit commits patients to, sometimes, slow suffocation.

We have modified the HAV production process to enable the embedding of a biocompatible medical-grade stent within the wall of the engineered vessel. Combining a non-degradable stent with the degradable polymer scaffold used for HAV production results in a composite scaffold that can be seeded with smooth muscle cells and grown in culture. After decellularization, the engineered trachea consists of the extracellular matrix contained in the HAV, along with an embedded stent that prevents the collapse of the engineered airway with inspiration or neck movements.

Summary of Process to Generate Engineered Tracheas

In models where engineered tracheas were implanted into rats and non-human primates, we have observed that the implants repopulate with cells from the host, including cuboidal respiratory epithelium that lines the native airway progressively from two to eight weeks after implantation. We have further observed that the engineered tracheas can function out to two months. Future studies in large animal models are planned.

Photograph (A) of Implantation of Engineered Trachea into Non-Human Primate Airway;
Microscope Imaging of Cells Repopulating the Trachea after 2 and 8 weeks (B, C)

Engineered Whole Lung Organs

End-stage lung disease is the fourth leading cause of death in the U.S., and lung transplantation remains severely limited by donor organ shortages. Dr. Niklason’s laboratory at Yale University has pioneered the development of using decellularized native lungs, combined with targeted recellularization of the lung scaffolds within biomimetic bioreactors, to produce whole lungs that are capable of exchanging gas. Gas exchange for several hours has been observed in studies in rodents. Efforts to scale-up the technology to human-sized organs are ongoing.

Structure of Lung, Scaffold for Lung Engineering, and Implanted Engineered Lung

Manufacturing

We have developed a novel paradigm for manufacturing human tissues that mimics key aspects of human physiology. Recognizing that commercial scale production capacity of bioengineered tissue has been non-existent, we prioritized the development of a scalable, reproduceable, commercial biomanufacturing process. At our 83,000 square foot manufacturing facility in Durham, North Carolina, we have industrialized this concept and created a scalable modular manufacturing process that enables us to engineer our HAVs in commercial quantities in a system designed for cGMP compliance.

Our proprietary manufacturing process was designed with a modular approach allowing us to produce HAVs in smaller batches for clinical trials and scale out to larger batches for commercial manufacturing. The system used in our clinical trials since 2016, including all Phase III trials, utilizes a single tray within one growth drawer holding ten HAVs per batch. These batches were manufactured at a contract manufacturer. The current, commercial-scale LUNA200 system utilizes 20 growth drawers holding ten HAVs each for a total of 200 HAVs per batch. This system is planned to be utilized for ongoing Phase III trials and for subsequent anticipated commercial launches once approved.

Our manufacturing process utilizes our LUNA200 system, consisting of 20 “growth drawers.” Each growth drawer is capable of producing ten 42cm HAVs and each HAV remains contained within an individual bioreactor bag. Inside a LUNA200, a closed tubing network connects all 20 growth drawers as well as the ten bioreactor bags in each drawer, allowing the entire system to share cells and nutritive media. In this way, a single LUNA200 can produce up to 200 HAVs per batch while maintaining the critical operating parameters that direct growth, creating a gross capacity of approximately 900 HAVs per system annually.

A thorough comparability assessment was performed to evaluate HAV batches produced in the single drawer system and used in Phase III studies versus the 20-drawer LUNA system. The study assessed 22 separate comparisons on the identity, strength, quality, purity, and potency of the HAV product. In this study we observed that HAVs produced in the LUNA system were comparable to HAVs used in our Phase III trials. This comparability report is being submitted to the FDA. Additionally, a crossover study, called V011, has completed enrollment of 30 subjects to evaluate HAVs that are manufactured on Humacyte’s commercial LUNA platform, with the primary goal of evaluating the safety, efficacy and immunogenicity of the LUNA-manufactured HAVs. Thus far in the trial, as of April 10, 2020, we have observed a comparable safety profile between HAVs used in previous studies and the HAVs manufactured in the LUNA commercial system. The LUNA200 system is planned to be utilized for ongoing Phase III trials and for subsequent anticipated commercial launches after approval.

We have designed the LUNA200 to have the ability to produce HAVs in diameter sizes from 3mm to 10mm and lengths from 10cm to 42cm, making the equipment suitable for the varied array of product candidates in our pipeline. We intend to introduce a 13cm HAV line extension after commercial launch of the 42cm HAV. Using our existing LUNA manufacturing equipment, we can generate 400 13cm HAVs per batch. Our modular manufacturing platform can be scaled without impacting the operating parameters that support the HAV growth process. We have designed our manufacturing system to be functionally closed, to utilize single-use disposable materials with aseptic connections, and to be fully automated.

Modular Manufacturing Platform Allows for Production of Multiple Product Lengths Using the Same Equipment

We currently have eight LUNA200 systems installed, commissioned and qualified in our manufacturing facility, creating an annual gross HAV capacity of approximately 7,200 HAVs. Our manufacturing facility contains completed utility connections for the installation of at least 25 additional LUNA200 systems and space to further increase capacity in future years, up to approximately 40 LUNA200 systems in total. As we continue to expand production, we believe that we will have the ability to take advantage of economies of scale and reduce production costs. The initiation and pace of the expansion of vessel capacity will be determined based on our assessment of market opportunity.

We initiate HAV production using primary human aortic vascular cells from a working cell stock (“WCS”) that is isolated from FDA-compliant donor tissues and cryopreserved. The WCS vials are stored at two separate qualified facilities to mitigate the risk of single site storage. We qualify all new WCSs for use in HAV manufacturing utilizing biochemical and gene expression assays. Each qualified primary isolation can produce approximately 500,000 to one million HAVs.

The working cell stock is expanded using traditional cell culture techniques, and the cells are transferred onto a biocompatible, biodegradable polymer mesh within a flexible, single-use bioreactor bag. Cells inoculated onto this tubular mesh are cultured utilizing a proprietary culture medium and subjected to cyclic mechanical stretch for a period of approximately eight weeks. During this period, the cells proliferate and build extracellular matrix while the polymer mesh degrades. The resulting bioengineered vessel is comprised of the aortic vascular cells and their deposited extracellular matrix. After completion of the culture period, we decellularize the bioengineered vessel using a proprietary combination of salts, enzymes and detergents, followed by numerous washes in excipient grade neutral pH buffered saline. The resulting HAV retains the human extracellular matrix constituents and, therefore, the biomechanical properties of the bioengineered vessel, but cells and cellular components, which could induce a foreign body response or immune rejection following implantation, are removed. After decellularization, our HAVs are packaged for distribution inside the same flexible bioreactor bag in which they were produced, with sterile phosphate buffered saline as the excipient. Once the package is delivered to the operating room, the HAV is removed from the bioreactor bag by the surgical staff.

Suppliers

We source critical components and necessary raw materials from vendors that have been approved and qualified through our vendor management program. SeraCare is the current single source supplier of human plasma used in our manufacturing process and Confluent is the current single source supplier of the polymer mesh we use. We source custom, Humacyte-designed, pre-sterilized (gamma irradiated) assemblies and single-use tubing sets through multiple approved vendors. We source bioprocess solutions, including culture media and decellularization buffers, from a division of Thermo Fisher Scientific, which has a second production site to provide redundant media/buffer production capacity. We are in the process of developing redundant vendors for all critical materials and we manage all vendor changes through a robust change control process.

Supply Agreement with SeraCare

In January 2014, we entered into a supply agreement with SeraCare for the supply of human plasma, which was amended in October 2018. We refer to the supply agreement, as amended, as the SeraCare Agreement. Under the SeraCare Agreement, we agreed to purchase at least a substantial majority of our human plasma requirements from SeraCare. In the event SeraCare is unable to fulfill our requirements, and subject to certain conditions, we may engage another plasma supplier during the period in which SeraCare is unable to fulfill our requirements. The SeraCare Agreement is subject to annual price modifications in the case of significant changes in SeraCare’s cost of raw materials, with any modification to be determined at least three months prior to the end of the relevant year. The initial term of the SeraCare Agreement expires on October 12, 2023, but automatically extends for subsequent one-year periods unless terminated by either party at least 18 months prior to the end of the initial term. Either party may terminate the SeraCare Agreement for uncured material breach or for the insolvency of the other party at any time. In addition, either party may terminate the SeraCare Agreement without cause upon 12 months’ written notice. We may also terminate the agreement in the event of certain supply interruptions. Each party also agreed to indemnify the other against certain third-party claims up to a specified cap.

Supply Agreement with Confluent

In August 2015, we entered into an agreement for the supply of polymer mesh, which we refer to as the mesh supply agreement, with Biomedical Structures LLC. Biomedical Structures’ rights and obligations under the mesh supply agreement were subsequently assigned to Confluent in connection with Confluent’s acquisition of Biomedical Structures in 2016. In 2020, the agreement was amended to align with the growth expected with the transition to commercial distribution following FDA approval. Pursuant to the mesh supply agreement, the price of polymer mesh we purchase from Confluent is subject to potential adjustment if Confluent’s cost of raw materials increases above a specified threshold pursuant to good faith negotiations from both parties, which negotiation Confluent may not request more than once in a 12-month period. The 2020 amendment also provided volume driven discounts. Confluent is obligated to partner with Humacyte in order to establish redundant facilities for the manufacture of the polymer mesh at established contractual volume thresholds. The amended mesh supply agreement has a term of three years, which can be automatically extended for subsequent one-year periods and will continue to do so unless either party provides notice of non-renewal at least 120 days prior to the end of the then-current term or otherwise terminates in accordance with the agreement. We and Confluent are each also permitted to terminate the mesh supply agreement for convenience, however Confluent must provide us with at least 365 days written notice and we are obligated to provide 180 days’ notice, prior to such a termination. In addition, each party is permitted to terminate the mesh supply agreement for an uncured material breach by the other party following failure to remedy the breach during a sixty-day cure period. Both parties have agreed to indemnify one another for certain third-party claims.

Distribution

Commercialization Strategy Within United States and for Earlier-Stage Pipeline Programs

For our vascular repair and replacement applications of our technology, including renal replacement therapy for dialysis access, the treatment of PAD, and the treatment of vascular trauma, we have retained the right to commercialize our HAV within the United States, and expect to commercialize the HAV through a combination of our own direct sales and marketing team combined with our partnership with Fresenius Medical Care described below. We plan to own end-to-end commercialization while pursuing collaborations with appropriate strategic partners who have established distribution channels for supplying customer care centers.

Our first expected market launch, in the treatment of vascular trauma, is a highly concentrated market of approximately 190 Level I Trauma Centers that may be reached with a small field sales forces of no more than 20 representatives. Many of the major trauma centers already have familiarity with our HAV product candidate through their participation in our clinical trials. Our sales effort will include dual targeting of surgeons to create pull-through demand and hospital administration (trauma center Value Analysis Committees) to assure adoption and uptake of the HAV in vascular trauma.

We expect that the large market potential of earlier-stage applications of our technology platform such as CABG and biovascular pancreas for diabetes will provide additional collaboration opportunities, and we expect explore strategic partnerships for these product candidates as preclinical and clinical results providing additional proof of concept are generated.

Distribution Agreement with Fresenius Medical Care

We entered into a distribution agreement with Fresenius Medical Care in June 2018 which, as amended as of February 16, 2021, granted Fresenius Medical Care and its affiliates exclusive rights to develop outside the United States and EU and commercialize outside of the United States our 6 millimeter x 42cm HAV and all improvements thereto, and modifications and derivatives thereof (including any changes to the length, diameter or configuration of the foregoing), for use in vascular creation, repair, replacement or construction, including renal replacement therapy for dialysis access, the treatment of peripheral arterial disease, and the treatment of vascular trauma, but excluding coronary artery bypass graft, pediatric heart surgery, or adhering pancreatic islet cells onto the outer surface of the distribution product for use in diabetic patients. Within the United States, Fresenius Medical Care will collaborate with Humacyte in its commercialization of the product in the field, including adoption of the distribution product as a standard of care in patients for which such use is supported by clinical results and health economic analyses.

We are responsible for developing and seeking regulatory approval for the distribution product in the field in the United States. For countries outside the United States, the parties agreed to use commercially reasonable efforts to satisfy certain agreed minimum market entry criteria for the distribution product in the field in such country. For the EU, once such criteria have been satisfied for the applicable country, or if the parties otherwise mutually agree to obtain regulatory approval for the distribution product in the field in the applicable country, we agreed to use commercially reasonable efforts to obtain such regulatory approval (other than pricing approval), and Fresenius Medical Care agreed to use commercially reasonable efforts to obtain the corresponding pricing approval. For the rest of the world (i.e., outside the United States and the EU), once such criteria have been satisfied for the applicable country, or if the parties otherwise mutually agree to obtain regulatory and pricing approval for the distribution product in the field in the applicable country, Fresenius Medical Care agreed to use commercially reasonable efforts to obtain such approvals, and we agreed to use commercially reasonable efforts to support Fresenius Medical Care in its efforts.

Under the distribution agreement, we grant an exclusive, sublicensable license to Fresenius Medical Care under the patents, know-how and regulatory materials controlled by us during the term to commercialize the distribution product in the field outside the United States, subject to our retained rights to carry out our obligations under the distribution agreement. We also grant a non-exclusive, sublicensable license to Fresenius Medical Care under the patents, know-how and regulatory materials controlled by us during the term to develop the distribution product in accordance with the terms of the distribution agreement. In addition, we grant to Fresenius Medical Care, among other things, a perpetual, irrevocable, non-exclusive sublicensable license under the patents and know-how that primarily relate to the distribution product or its manufacture and that were created, conceived or developed solely or jointly by or on behalf of Fresenius Medical Care in the performance of its activities under the distribution agreement.

The distribution agreement provides that we will own all know-how and patents that primarily relate to the distribution product or its manufacture that are created, conceived or developed by or on behalf of either party in the performance of activities under the distribution agreement. Ownership of all other know-how, patents, materials and other intellectual property created, conceived or developed during the performance of activities under the distribution agreement will be determined in accordance with U.S. patent laws for determining inventorship.

We are obligated to make payments to Fresenius Medical Care based on a share of aggregate net sales by or on behalf of us of the distribution product in the United States in the field. Such revenue-share payments will be a percentage of net sales in the low double digits, without regard to the calendar year in which such net sales are attributable, until such time that we have paid to Fresenius Medical Care a certain total amount, at which time the revenue-share will decrease to a percentage of net sales in the mid-single digits. The amounts that Fresenius Medical Care will be obligated to pay us under the distribution agreement for sales of the distribution product in the field outside of the United States will vary. Fresenius Medical Care agreed to pay us initially, on a country-by-country basis for sales outside of the United States, the amount equal to the average cost of manufacturing our distribution product plus a fixed dollar amount per unit. Following a specified period, on a country-by-country basis outside of the United States, Fresenius Medical Care will pay us a fixed percentage of net sales for each unit sold in such country, such that the Company will receive more than half of such net sales.

The distribution agreement will generally continue on a country-by-country basis until the later of (a) the tenth anniversary of the launch date of the distribution product in the relevant country or (b) the expiration of the last-to-expire valid claim of specified patents in such country. Each party is permitted to terminate the distribution agreement for insolvency of, or, under certain circumstances, including various cure periods, material breach by the other party. Subject to a cure period, Fresenius Medical Care may also terminate the distribution agreement in its entirety or on a country-by-country basis (i) for certain withdrawals of regulatory approval or (ii) for termination or expiration of any of our in-licenses that is necessary for the exercise of Fresenius Medical Care’s rights, or the satisfaction of its obligations, under the distribution agreement. In addition, Fresenius Medical Care may terminate the distribution agreement for convenience on a country-by-country basis upon not less than 12 months’ written notice to us, although Fresenius Medical Care is not permitted to give such notice prior to the end of the second year following launch of the distribution product in such country. Each party is required to indemnify one another for certain third-party claims.

Third-Party Reimbursement

We anticipate that coverage and reimbursement by CMS and private payors will be essential for most patients and health care providers to afford our treatments, particularly in the applications of renal replacement therapy for dialysis access and the treatment of PAD. Accordingly, sales of our products will depend substantially, both domestically and abroad, on reimbursement by government authorities, private health coverage insurers and other third-party payors. Our strategy around HAV reimbursement focuses on achieving alignment and agreement from CMS on coding and payment pathways; both are critical to influencing and achieving optimal reimbursement payment from private payor sources. Therefore, Humacyte continues to develop a comprehensive reimbursement strategy including CMS, private payors, and other key stakeholders to ensure a clear and sustainable reimbursement path for all HAV product opportunities.

We are pursuing a dual regulatory and legislative reimbursement strategy to ensure separate Medicare payment for the HAV at an appropriate price. The regulatory strategy includes (1) engaging CMS political and career staff directly on coverage, payment, and coding followed by (2) submission of formal applications in these areas once FDA approval is obtained. Currently, no RMAT tissue engineered product has established coverage and reimbursement by CMS, and it is difficult to predict what CMS will decide with respect to coverage and reimbursement for fundamentally novel products. See “Risk Factors — Risks Related to Humacyte’s Business and Industry — Risks Related to the Development and Commercialization of Our Product Candidates — Even if we receive marketing approval for our HAVs, there is uncertainty with respect to third-party coverage and reimbursement of our HAVs. They may also be subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, any of which could harm our business, prospects, operating results and financial condition.”

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets relating to our proprietary technology platform and on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position that may be important for the development of our business. We additionally may rely on regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets, and operate without infringing the valid and enforceable patents and proprietary rights of third parties.

As of February 2, 2021, our patent estate is comprised of 15 families of patents. Of these families, nine are solely owned by Humacyte, one is jointly owned by Humacyte and Global Life Sciences Solutions USA LLC, one is jointly owned by Humacyte and Yale University, two are exclusively licensed to Humacyte from Duke University and two are exclusively licensed to Humacyte from Yale University. For more information regarding these license agreements, see “— License Agreement with Duke University” and “— License Agreements with Yale University.”

Our 15 families of patents are comprised of:

(i)     six issued U.S. patents, 47 foreign patents in Austria, Belgium, Canada, China, Denmark, France, Germany, Hong Kong, Hungary, Ireland, Italy, Japan, Liechtenstein, Netherlands, Spain, Sweden, Switzerland, Turkey, and the United Kingdom, seven pending U.S. non-provisional patent applications, one pending PCT patent application and five pending foreign applications in Europe, China, Japan, and Hong Kong, which are solely owned by us,

(ii)    two issued U.S. patents, 17 issued foreign patents in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Ireland, Italy, Japan, Liechtenstein, Netherlands, Spain, Sweden, Switzerland, Turkey, and the United Kingdom, one pending U.S. non-provisional patent application, and three pending foreign patent applications in Europe and Canada, which we co-own, and

(iii)   three issued U.S. patents, 18 issued foreign patents in Australia, Belgium, Canada, France, Germany, Italy, Spain, Sweden, and the United Kingdom, one pending U.S. non-provisional patent application, and eight pending foreign patent applications in Australia, Canada, Europe, Japan, China, and Hong Kong, which we exclusively license.

Many of these patents and patent applications generally relate to the scaffolds used to make our vessels, the composition of our vessels, and systems and methods of manufacturing our vessels. Excluding any patent term adjustment or patent term extension, the U.S. patent relating to the scaffold used to make our vessels expires in 2032, the U.S. patents relating to the composition of our vessels expire in 2032 and the U.S. patents relating to the systems and methods of manufacturing our vessels expires in 2032. The U.S. patent relating to the entangler machinery used to make tubular scaffolds expires in 2035. Included in our patent portfolio are three pending, Humacyte-owned non-provisional applications relating to the manufacturing of engineered tissues at commercial scale. If these three non-provisional applications are allowed, such additional patents issuing therefrom would be expected to expire around 2040.

As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our product candidates will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our owned and licensed pending patent applications, and any patent applications that we may in the future file or license from third parties, may not result in the issuance of patents. For more information, see the section entitled “Risk Factors — Risks Related to Humacyte’s Business and Industry — Risks Related to Our Intellectual Property.”

We have also registered trademarks for use in connection with our products. These include registrations for HUMACYL™ in the United States, Europe, Australia, Canada, China, and Israel; HUMAGRAFT™ in Australia, China, Europe, and Israel; HUMAPASS™ in Europe, Australia, and Israel; and HUMACYTE, in the United States, Europe, Australia, Canada, and Israel. We may pursue additional registrations for future products in markets of interest.

In addition to the above, we have established expertise and development capabilities focused in the areas of preclinical research and development, manufacturing process scale-up, cGMP manufacturing, quality control, quality assurance, compliance, regulatory affairs and clinical trial design and execution. We believe that our focus and expertise will help us develop and expand technology-based applications leveraging our proprietary intellectual property.

Finally, we rely, in some circumstances, on trade secrets to protect our technology. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

In addition to the intellectual property that we have developed internally, we license rights to certain intellectual property that is material to our business prospects. We have summarized our material license agreements below.

License Agreement with Duke University

In March 2006, we entered into a license agreement with Duke University (“Duke”), which was subsequently amended in 2011, 2014, 2015, 2018 and 2019. We refer to the license agreement as amended, as the Duke License Agreement. Under the Duke License Agreement, Duke granted us a worldwide, exclusive, sublicensable license to certain patents related to decellularized tissue engineering, which we refer to as the patent rights, as well as a non-exclusive license to use and practice certain know-how related to the patent rights. The relevant licensed patent on decellularization of tissue will expire in 2021. We have agreed to use commercially reasonable efforts to develop, register, market and sell products utilizing the patent rights, which we refer to as the licensed products. Any services provided to a third party utilizing licensed products are referred to as licensed services. We have also agreed to meet certain benchmarks in our development efforts, including as to development events, clinical trials, regulatory submissions and marketing approval, within specified timeframes. Under the Duke License Agreement, Duke retains the right to use the patent rights for its own educational and research purposes, and to provide the patent rights to other non-profit, governmental or higher-learning institutions for non-commercial purposes without paying royalties or other fees.

In connection with our entry into the Duke License Agreement, we granted equity consideration to Duke in the form of 200,666 shares of our common stock. Under the Duke License Agreement, we have also agreed to pay Duke: a low single-digit percentage royalty on eligible sales of licensed products and licensed services, plus a low double-digit percentage of any sublicensing revenue; an annual minimum royalty beginning in 2012, which increases in the calendar year immediately following the first commercial sale of licensed products or licensed services (whichever occurs first); and an additional amount in license fees, as certain scientific milestones are met.

The Duke License Agreement remains effective until the latter of (i) the last of the patent rights expires or (ii) four years after our first commercial sale, unless earlier terminated. Either party may terminate the agreement for fraud, willful misconduct or illegal conduct, or uncured material breach. Duke may terminate the agreement if we become insolvent. Duke may also terminate the license, convert the license into a non-exclusive license or seek assignment of any sublicense if we fail to reach diligence milestones within the applicable time period. If we abandon any claim, patent or patent application, our rights under the license with respect to such patent rights will be terminated in the territory in which we abandon such rights. We may terminate the Duke License Agreement unilaterally upon three months’ prior notice to Duke. We agree to indemnify Duke against certain third-party claims.

License Agreements with Yale University

Large Diameter HAV

In August 2019, we entered into a license agreement with Yale University (“Yale”) that granted us a worldwide license to the patents jointly owned with us related to tubular prostheses which are large diameter versions of our vessels, which may or may not contain a stent. The license granted under the agreement is exclusive in the field of engineered urinary conduits, engineered tracheae/airways and engineered esophagi, except that it is subject to Yale’s non-exclusive right, on behalf of itself and all other non-profit academic institutions, to use the licensed products for research, teaching, and other non-commercial purposes. We have agreed to use reasonable commercial efforts to develop and commercialize the licensed patents and any licensed products and methods, and to use reasonable efforts to make the licensed products available to patients in low and low-middle income countries. We are also obligated to provide Yale periodically an updated and revised copy of our plan, which must indicate progress of our development and commercialization. We may also sublicense our rights without Yale’s prior written consent, but such sublicense is subject to certain conditions.

In connection with our entry into the Yale License Agreement, we paid Yale an upfront cash fee of less than $0.1 million. We have also agreed to pay to Yale: an annual maintenance fee, increasing between the first anniversary of the agreement until the fifth anniversary up to a maximum of less than $0.1 million per year; milestone payments upon achievement of certain regulatory and commercial milestones of $0.2 million and $0.6 million for this license; a low single-digit percentage royalty on worldwide net sales, subject to reductions for third-party license fees; and a low double-digit percentage of sublicensing income.

If we or any of our future sublicensees bring a patent challenge against Yale or assist another party in bringing a patent challenge against Yale, the license fees described above will be subject to certain increases and penalties.

The agreement expires on a country-by-country basis on the date on which the last of the patents in such country expires, lapses or is declared invalid. Issued patents and additional patents issuing from this licensed portfolio will expire no earlier than 2032, and the term of each patent may be extended by patent term adjustment, patent term extension, or foreign equivalents thereof. Issued U.S. patent No. 10,172,707 will expire no earlier than 2035. Issued patents and additional patents issuing from this licensed portfolio will expire no earlier than 2032, and the term of each patent may be extended by patent term adjustment, patent term extension, or foreign equivalents thereof. Issued U.S. patent No. 10,172,707 will expire no earlier than 2035. Yale may terminate the agreement if we fail to (i) provide written diligence reports, (ii) provide a commercially reasonable diligence plan, (iii) implement the plan in accordance with the obligations under the agreement, or (iv) reach certain research and development milestones within the scheduled timeframe set forth in the agreement; however, any such termination right would be limited in scope to the country or countries to which such failure relates. Yale may also terminate for our non-payment, uncured material breach, failure to obtain adequate insurance, bringing or assisting in bringing of a patent challenge against Yale, abandonment of the research and development of our product or insolvency. We may terminate the license agreement (i) on 90 days’ prior written notice to Yale, provided we are not in breach of the license agreement and have made all required payments to Yale thereunder and (ii) on written notice to Yale following an uncured material breach. Under certain circumstances, Yale may, at its option, convert the exclusive license to a non-exclusive license if we decline to initiate certain infringement or interference proceedings with respect to the licensed patents. We have agreed to indemnify Yale against certain third-party claims.

Small Diameter HAV Coating

In February 2014, we entered into a license agreement with Yale that granted us a worldwide license to the patents related to coatings for small-diameter vessels to inhibit clotting. The license granted under the agreement is exclusive in the field of engineered vascular tissues and tissues and extracellular matrix-based implants used for vascular repair, reconstruction and replacement (provided that all uses are vascular tissues within the range of 1-12mm in diameter), except that it is subject to Yale’s non-exclusive right, on behalf of itself and all other non-profit academic institutions, to use the licensed products for research, teaching, and other non-commercial purposes. We have agreed to use reasonable commercial efforts to develop and commercialize the licensed patents and any licensed products and methods, and to use reasonable efforts to make the licensed products available to patients in low and low-middle income countries. We are also obligated to provide Yale periodically an updated and revised copy of our plan, which must indicate progress of our development and commercialization. We may also sublicense our rights without Yale’s prior written consent, but such sublicense is subject to certain conditions.

In connection with our entry into the Yale License Agreement, we paid Yale an upfront cash fee of less than $0.1 million. We have also agreed to pay to Yale: an annual maintenance fee, increasing between the first anniversary of the agreement until the fifth anniversary up to a maximum of less than $0.1 million per year; milestone payments upon achievement of certain regulatory and commercial milestones of $0.2 million and $0.6 million for this license; a low single-digit percentage royalty on worldwide net sales, subject to reductions for third-party license fees; and a low double-digit percentage of sublicensing income.

If we or any of our future sublicensees bring a patent challenge against Yale or assist another party in bringing a patent challenge against Yale, the license fees described above will be subject to certain increases and penalties.

The agreement expires on a country-by-country basis on the date on which the last of the patents in such country expires, lapses or is declared invalid. Issued patents and additional patents issuing from this licensed portfolio will expire no earlier than 2034, and the term of each patent may be extended by patent term adjustment, patent term extension, or foreign equivalents thereof. Issued patents and additional patents issuing from this licensed portfolio will expire no earlier than 2034, and the term of each patent may be extended by patent term adjustment, patent term extension, or foreign equivalents thereof. Yale may terminate the agreement if we fail to (i) provide written diligence reports, (ii) provide a commercially reasonable diligence plan, (iii) implement the plan in accordance with the obligations under the agreement, or (iv) reach certain research and development milestones within the scheduled timeframe set forth in the agreement; however, any such termination right would be limited in scope to the country or countries to which such failure relates. Yale may also terminate for our non-payment, uncured material breach, failure to obtain adequate insurance, bringing or assisting in bringing of a patent challenge against Yale, abandonment of the research and development of our product or insolvency. We may terminate the license agreement (i) on 90 days’ prior written notice to Yale, provided we are not in breach of the license agreement and have made all required payments to Yale thereunder and (ii) on written notice to Yale following an uncured material breach. Our rights under the license agreement will also terminate automatically with respect to a patent application or patent within the licensed patents in a specified country if, upon receipt of written notice from Yale, we do not agree to pay the patent filing, prosecution and maintenance fees incurred by Yale for such patent applications or patents in the specified country. Under certain circumstances, Yale may, at its option, convert the exclusive license to a non-exclusive license if we decline to initiate certain infringement or interference proceedings with respect to the licensed patents. We have agreed to indemnify Yale against certain third-party claims.

Biovascular Pancreas

In August 2019, we entered into a license agreement with Yale that granted us a worldwide license to its patents related to a biovascular pancreas. The license granted under the agreement is exclusive in the field of acellular vascular tissues that deliver pancreatic islet cells to patients, except that it is subject to Yale’s non-exclusive right, on behalf of itself and all other non-profit academic institutions, to use the licensed products for research, teaching, and other non-commercial purposes. We have agreed to use reasonable commercial efforts to develop and commercialize the licensed patents and any licensed products and methods, and to use reasonable efforts to make the licensed products available to patients in low and low-middle income countries. We are also obligated to provide Yale periodically an updated and revised copy of our plan, which must indicate progress of our development and commercialization. We may also sublicense our rights without Yale’s prior written consent, but such sublicense is subject to certain conditions.

In connection with our entry into the Yale License Agreement, we paid Yale an upfront cash fee of less than $0.1 million. We have also agreed to pay to Yale: an annual maintenance fee, increasing between the first anniversary of the agreement until the fifth anniversary up to a maximum of less than $0.1 million per year; milestone payments upon achievement of certain regulatory and commercial milestones of $0.1 million and $0.2 million for this license; a low single-digit percentage royalty on worldwide net sales, subject to reductions for third-party license fees; and a low double-digit percentage of sublicensing income.

If we or any future sublicensees bring a patent challenge against Yale or assist another party in bringing a patent challenge against Yale, the license fees described above will be subject to certain increases and penalties.

The agreement expires on a country-by-country basis on the date on which the last of the patents in such country expires, lapses or is declared invalid. Patents issuing from this licensed portfolio will expire no earlier than 2039, and the term of each patent may be extended by patent term adjustment, patent term extension, or foreign equivalents thereof. Patents issuing from this licensed portfolio will expire no earlier than 2039, and the term of each patent may be extended by patent term adjustment, patent term extension, or foreign equivalents thereof. Yale may terminate the agreement if we fail to (i) provide written diligence reports, (ii) provide a commercially reasonable diligence plan, (iii) implement the plan in accordance with the obligations under the agreement, or (iv) reach certain research and development milestones within the scheduled timeframe set forth in the agreement; however, any such termination right would be limited in scope to the country or countries to which such failure relates. Yale may also terminate for our non-payment, uncured material breach, failure to obtain adequate insurance, bringing or assisting in bringing of a patent challenge against Yale, abandonment of the research and development of our product or insolvency. We may terminate the license agreement (i) on 90 days’ prior written notice to Yale, provided we are not in breach of the license agreement and have made all required payments to Yale thereunder and (ii) on written notice to Yale following an uncured material breach. Our rights under the license agreement will also terminate automatically with respect to a patent application or patent within the licensed patents in a specified country if, upon receipt of written notice from Yale, we do not agree to pay the patent filing, prosecution and maintenance fees incurred by Yale for such patent applications or patents in the specified country. Under certain circumstances, Yale may, at its option, convert the exclusive license to a non-exclusive license if we decline to initiate certain infringement or interference proceedings with respect to the licensed patents. We have agreed to indemnify Yale against certain third-party claims.

Competition

Despite the magnitude and critical nature of the diseases and conditions we are targeting, no significant advances in the open surgical market have been made in the last 35 years, and current treatment and products used in vascular repair, reconstruction and replacement suffer from various drawbacks. The large majority of vascular repair, reconstruction and replacement procedures rely on either harvesting autologous veins or using synthetic grafts. However, each method presents significant limitations as discussed below:

Autologous Veins

The harvest of autologous veins is a serious operation that can result in numerous complications, including infection, chronic pain, and limb swelling that severely impact the patient’s quality of life. In addition, this procedure can often result in long recovery times, increased hospital stays, and increased risk of hospital readmission. In order to obtain an autologous vein, such as a saphenous vein, for use in a surgical procedure, a second operation must be performed on the patient to harvest the vein. The harvesting process must be completed before the bypass procedure occurs and can take significant time to complete, which increases costs related to the additional operative time and staff required to perform the operation. Even if successful, the patient’s recovery time could increase as the patient must recover from two surgical procedures instead of one, further increasing morbidity and cost. Additionally, a significant percentage of patients are not suitable for vein harvesting either due to vein or limb damage, limited vein supply from prior harvest, venous disease or the surgeon’s desire to preserve the vein for future coronary or other bypass procedures. In acute trauma, the time to restore blood flow to injured limbs is delayed when a vein must be harvested from the patient, which puts the limbs at greater risk of reduced function or amputation.

For patients suffering from vascular trauma, some types of injury preclude the harvesting of autologous saphenous vein due to concomitant injuries of one or both legs. Furthermore, time is required to prepare the vein harvest site and to remove the vein from the leg, which adds to ischemia time and can increase the risk of tissue and limb loss. Rates of traumatic limb loss are strongly tied to ischemia time, and therefore rapid revascularization using an off-the-shelf HAV conduit may decrease ischemia time and lead to better outcomes.

The use of autologous vein for creating an AV fistula for use in hemodialysis is often limited by vein size and location. The vast majority of veins must go through a process of enlargement, known as maturation, prior to use for hemodialysis. For approximately 40% of patients receiving fistulae, the vein does not mature sufficiently to allow for hemodialysis even after six months. Even in patients having adequate veins for fistula creation, the fistula often becomes large, tortuous and disfiguring and can be at risk for sometimes fatal rupture.

Synthetic Grafts

Use of synthetic materials, such as ePTFE and Dacron, while widely available, have known complications, such as continuous chronic risk of infection and clotting inside the graft. Risk of infection is significantly increased in acute battlefield and civilian injuries, as well as in contaminated wounds. The body recognizes any synthetic materials as foreign and, therefore, can mount a host foreign body response following implantation. Synthetic materials also have been shown to be inferior to autologous vein in resisting infection, and generally only are used for vascular repair when autologous vein is not an option.

In hemodialysis access, persistent puncture presents an ongoing risk of graft infection. The annual risk of infection of ePTFE grafts in hemodialysis patients can be as high as 10% – 15% per patient-year. Furthermore, gradual degradation of the non-healing ePTFE graft material caused by persistent needle punctures can eventually lead to graft failure. In traumatic vascular injury, ePTFE grafts are generally contraindicated, due to the high rates of contamination of the wound that can lead to synthetic graft infection and failure.

Two lesser used products, cryopreserved human blood vessels, known as allografts, and animal-derived vessels, known as xenografts, also involve significant limitations.

Cryopreserved Blood Vessels

To eliminate the need for harvesting autologous vein, some surgeons use allogeneic vessels that have been previously harvested from cadavers and cryogenically preserved. These allogeneic vessels are stored at -80 degrees Celsius and must be thawed prior to use, which can take up to 60 minutes. The supply of cryopreserved vessels is limited by the number of cadaveric donors available, and the vessels are often non-uniform in size. In addition, because the vessels contain human cells from a donor, they can generate an immune rejection response that can lead to aneurismal degradation or catastrophic failure. Furthermore, development of antibodies to the implanted cryopreserved human vessel frequently has a detrimental impact on the ability of the patient to receive a transplant in the future. Cryopreserved blood vessels are only rarely used in the treatment of vascular trauma, due to the time required for procurement and thawing, and the high rates of rejection response.

Animal-Derived Vessels

Xenogeneic tissues, including cow, pig or sheep-derived vessels, are used less frequently in vascular surgery, in part due to the risk of thrombosis and structural deterioration over time. The limited clinical data that are available for existing xenografts in vascular reconstruction indicates lower patency rates and higher incidence of complications when compared to autologous vein. Xenografts are all chemically treated in efforts to minimize rejection to animal components, and therefore do not respond like living tissue. Some of these products require rinsing to remove toxic chemicals used for storage.

Our Solution

We believe our HAVs combine the off-the-shelf availability of synthetic grafts with the regenerative capabilities of autologous vessels. We believe these and other attributes have the potential to address unmet clinical needs in a range of disease states, including atherosclerosis, end-stage kidney disease, coronary artery disease, vascular trauma, pediatric congenital heart disease, airway disease, and others. We believe that the HAV’s multiple key characteristics will drive rapid clinical adoption amongst surgeons and the broader healthcare community:

•        Off-the-Shelf:    Our “cabinet” of HAVs of varying diameters and lengths is designed to be stored on-site at facilities such as hospitals, trauma centers and outpatient surgical centers.

•        Immediately Available:    When needed, our HAVs are available for immediate use by opening and removing the HAV from its original flexible bioreactor bag. Since our HAV does not need flushing, harvesting or thawing, as is common with other vascular substitute alternatives, we believe hospitals will be able to use our HAVs for vascular surgery more quickly with smaller surgical teams, reduced logistics and decreased overall cost.

•        No Surgical Harvesting:    The use of our HAVs does not subject patients to the serious operation of harvesting an autologous vein, which can result in greater procedure and recovery time, potential scarring and disfigurement, increased costs, and numerous potential health complications.

•        Non-Immunogenic and No Foreign Body Response:    Given their acellular nature, our HAVs have the potential to be universally implantable and durable across patients. Because our HAVs are derived from human tissue (but cleansed of all cells and cellular components), we believe (and have observed in clinical trials to date) that they do not generate the foreign body response associated with the use of synthetic grafts, or the immune response associated with cryopreserved vessels.

•        Low Infection Susceptibility:    In clinical trials to date, we have observed reduced rates of infection in our HAVs as compared to synthetic materials. As a result, we believe our HAVs may be used in complicated and potentially contaminated wounds with fewer patient complications following the initial procedure.

•        Uniform and Predictable Size, Structure and Quality:    Harvested veins vary in size, structure and quality by donor. We manufacture our HAVs to precise specifications under controlled quality standards, which will allow surgeons the flexibility to quickly and easily select an HAV in the appropriate size and shape for each indication.

•        Regenerative Potential:    Our HAVs repopulate with the patient’s own vascular cells, creating a living vascular tissue with the associated long-term benefits of self-healing and infection resistance.

If approved, we expect our HAVs would compete with the use of a patient’s own blood vessels, as well as a variety of marketed products, such as conventional synthetic grafts, xenografts, and allografts, as well as developing technologies. We expect the key competitive factors affecting the commercial success of our HAVs to likely be efficacy, safety, convenience, pricing and reimbursement.

Other Commercial Entities

There are several conventional synthetic grafts made of ePTFE or Dacron presently on the market from companies such as Bard Peripheral Vascular, Inc., W.L. Gore & Associates, Inc., Terumo Medical Systems, and Atrium (Maquet Getinge Group) that are used for both AV access for hemodialysis and vascular repair. Xenograft and allograft products are also available, but not widely used. Xenografts, such as Artegraft® and Procol®, are processed animal-derived vessels, while allografts are processed allogeneic cellular vessels, such as CryoVein® and AngioGRAFT®.

There are also a number of companies of which we are aware that have preclinical and early clinical-stage research programs underway to develop products that could potentially compete with our HAVs, including NovaHep AB, Xeltis AG, Hancock Jaffe, and Vascudyne Inc. We may face competition from these and other emerging technologies such as bioabsorbable polymetric implants and electrospun or 3D printed tubular conduits.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, safer, have fewer or less severe side effects, are more convenient or are less expensive than the products that we develop. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than we may obtain the same approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Government Regulation

Overview

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements on the research, development, clinical trial, testing, manufacture, quality control, safety, effectiveness, packaging, labeling, storage, record keeping, marketing, advertising and promotion, import/export, and distribution of our vessels.

In the United States, the FDA regulates pharmaceutical drugs, medical devices and biologic products under the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), FDA implementing regulations, and other laws. Our vessels are subject to regulation by the FDA as biologics. Biologics require the submission of a BLA and approval by the FDA before being marketed in the United States. None of our vessels have been approved by the FDA for marketing in the United States, and we currently have no BLAs pending. If we fail to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, and the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us.

Marketing Approval — Biological Products in the United States

Before a biologic is approved in the United States, an applicant must submit a BLA that includes sufficient evidence to establish the safety, purity, and potency of the product candidate for its intended indications, including from the results of preclinical studies and clinical trials. A BLA must also contain extensive information about manufacturing and product quality control testing, and the applicant must pass an FDA preapproval inspection of the manufacturing facility or facilities at which the biologic product is produced and distributed from to assess compliance with current good manufacturing practices, or cGMPs.

The steps for obtaining FDA approval of a BLA to market a biologic product in the United States generally include:

•        Completion of extensive preclinical laboratory tests and preclinical animal studies performed in accordance with the FDA’s current good laboratory practice (“GLP”), regulations;

•        Submission to the FDA of an IND, which must become effective before human clinical trials in the United States may begin;

•        Approval of the protocol and related documentation by an IRB or ethics committee representing each clinical site before each clinical trial may be initiated;

•        Performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as GCPs and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the product candidate for each proposed indication;

•        Submission to the FDA of a BLA;

•        Satisfactory completion of an FDA inspection of the manufacturing facility or facilities and distribution site at which the product is produced: to assess compliance with cGMP regulations; to assure that the facilities, production methods, testing and controls are adequate; and, if applicable, to assure compliance with current good tissue practices (“cGTP”), requirements for human cellular and tissue-derived products;

•        Potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA;

•        Review of the product candidate by an FDA advisory committee, if applicable;

•        Payment of user fees for FDA review of the BLA (unless a fee waiver applies); and

•        FDA review and approval, or licensure, of the BLA prior to any commercial marketing, sale or shipment of the product.

U.S. Biological Products Development Process

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our vessels will be granted on a timely basis, if at all.

Once a product candidate is identified for development, that biologic candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies to evaluate the product’s potential safety and activity. The results of the preclinical studies, together with manufacturing information, analytical data, and at least one protocol for clinical study, are submitted to the FDA as part of an IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. This is known as a “clinical hold.” In such a case, the IND sponsor must resolve all of the FDA’s concerns to the agency’s satisfaction before the clinical trial can begin. Submission of an IND may result in the FDA not allowing the clinical trials to commence or not allowing the clinical trials to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin. Even after a clinical trial has begun, the FDA can issue a clinical hold at any time if it concludes that certain conditions exist, such as patients may be exposed to an unreasonable and significant risk of illness or injury.

Clinical trials involve the use of the product candidate in human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be used. Each protocol must be submitted to the FDA as part of the IND. An independent IRB for each medical center proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the clinical trial until it is completed. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Clinical testing also must satisfy extensive GCP requirements, including the requirements for informed consent. Information about clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.

For purposes of BLA submission and approval, clinical trials are typically conducted in three sequential phases, which may overlap or be combined. For Humacyte’s development of product candidates, Phase I and Phase II trials have heretofore been combined into a single trial design. For the V005 trauma trial, we are in discussions with FDA about converting a Phase II/III study into a Phase III pivotal study.

•        Phase I.    The biological product is initially introduced into human subjects and tested for safety. These initial trials to evaluate the potential toxicity and pharmacological activity of the investigational product (including pharmacokinetics, if applicable), and, if possible, gain early evidence on effectiveness.

•        Phase II.    The biological product is evaluated in a limited patient population to identify potential adverse events and safety risks, to evaluate preliminarily the efficacy of the product candidate for specific targeted indications in patients with the disease or condition under trial, and, when applicable, to evaluate dosage tolerance and appropriate dosage.

•        Phase III.    The biological product is administered to an expanded patient population, often large numbers of patients of several hundred to several thousand and generally at geographically dispersed clinical trial sites. These trials are designed to generate enough data to statistically evaluate clinical effectiveness and safety as well as to establish the overall benefit-risk relationship of the investigational new biological product, and to provide an adequate basis for product approval. FDA typically requires at least two Phase III trials to support approval, but in some cases may approve an application on the basis of one trial.

In some cases, the FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the biologic’s safety and effectiveness after BLA approval. Such post-approval clinical trials are typically referred to as Phase IV clinical trials.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the progress of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other trials on other products. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal trials and must also develop additional information about the characteristics of the biologic and finalize a process for manufacturing the biologic in commercial quantities in accordance with cGMP and, when applicable, GTP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Review Process

The results of preclinical studies and of the clinical trials, together with other detailed information, including extensive manufacturing information, information on the composition of the biologic, and proposed labeling, are submitted to the FDA in the form of a BLA requesting approval to market the biologic in the United States for one or more specified indications. The FDA reviews a BLA to determine, among other things, whether a biologic is safe and effective for its intended use.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the FDA’s threshold determination that the application is sufficiently complete to permit substantive review. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMPs (and, where applicable, GTPs) to assure and preserve the product’s identity, safety, strength, quality, potency, and purity, and biological product standards. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes outside clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an application, the FDA will, among other things, inspect the facility or the facilities at which the biologic product is manufactured and distributed, and will not approve the product unless cGMP compliance is satisfactory. The FDA may also inspect the sites at which the clinical trials were conducted to assess their compliance, and may refuse to approve the biologic if compliance with GCP requirements is found to be unsatisfactory. For a human cellular or tissue product the FDA also may refuse to approve the product if the manufacturer is not in compliance with GTP requirements, in addition to cGMPs.

The FDA also has authority to require a REMS from manufacturers to ensure that the benefits of a biological product outweigh its risks. A sponsor may also voluntarily propose a REMS as part of the BLA submission. The need for a REMS is determined as part of the review of the BLA. Based on statutory standards, elements of a REMS may include “dear doctor letters,” a medication guide, more elaborate targeted educational programs, and in some cases restrictions on distribution and/or use. These elements are negotiated as part of the BLA approval, and in some cases may delay the approval date. Once adopted, REMS are subject to periodic assessment and modification.

The testing and approval processes require substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. Even if we believe a clinical trial has demonstrated safety and efficacy of one of our vessels for the treatment of a disease, the results may not be satisfactory to the FDA. Preclinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit or prevent regulatory approval. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our vessels. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products.

Biologics may be marketed only for the FDA approved indications and in accordance with the provisions of the approved labeling. Further, if there are any modifications to the biologic, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require developing additional data or conducting additional preclinical studies and clinical trials. As with new BLAs, the review process is often significantly extended by FDA requests for additional information or clarification.

The Biologics Price Competition and Innovation Act (“BPCIA”), amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. The BPCIA, however, bars the FDA from approving biosimilar applications for 12 years after an innovator biological product receives initial marketing approval. This bar does not apply to submission or approval of full BLAs. Because FDA has determined that our HAVs are regulated as biologics and require a BLA for marketing, we believe that our lead product will be entitled to 12 years of exclusivity upon approval. Nevertheless, the BPCIA is complex and is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning is subject to uncertainty.

Expedited Development and Review Programs

The FDA offers various programs, including Fast Track designation, Breakthrough Therapy Designation, accelerated approval, priority review and RMAT designation, that are intended to expedite or simplify the process for the development and FDA review of biological products that are intended for the treatment of serious or life-threatening diseases or conditions. To be eligible for Fast Track designation, biological product candidates must be intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a biological product candidate may request the FDA to designate the biologic as a Fast Track product at any time during the clinical development of the product. The sponsor of a Fast Track product has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA is submitted, the product candidate may be eligible for priority review. A Fast Track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

Under the FDA’s Breakthrough Therapy program, a biological product candidate may be eligible for Breakthrough Therapy Designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy Designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient development program beginning as early as Phase I, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any marketing application for a biological product submitted to the FDA for approval, including a product candidate with a Fast Track designation and/or Breakthrough Therapy Designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. Any product candidate is eligible for priority review if it is designed to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness compared to available alternatives for such disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a biological product candidate designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application within six months of the 60-day filing date, compared to ten months for a standard review.

Additionally, FDA may grant accelerated approval to a product candidate intended to treat a serious or life-threatening disease or condition upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

In 2017, the FDA established a new RMAT designation as part of its implementation of the 21st Century Cures Act. The RMAT designation program is intended to fulfill the 21st Century Cures Act requirement that the FDA facilitate an efficient development program for, and expedite review of, any biological product that meets the following criteria: (i) the biological product qualifies as an RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (ii) the biological product is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (iii) preliminary clinical evidence indicates that the biological product has the potential to address unmet medical needs for such a disease or condition. RMAT designation provides all the benefits of Breakthrough Therapy Designation, including more frequent meetings with the FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review. Product candidates granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of clinical trial sites, including through expansion of trials to additional sites.

Fast Track designation, Breakthrough Therapy Designation, priority review, accelerated approval, and RMAT designation do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Additionally, on December 12, 2017, Public Law No. 115-92 amended the FDCA to, among other things, allow the DoD to request, and FDA to provide assistance to expedite development and the FDA’s review of products to diagnose, prevent, treat or mitigate a specific and life-threatening risk to the U.S. military. Similar to the designations described above that FDA may grant, a priority designation by the DoD does not change the standards for approval but may expedite the development or approval process.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity, or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity.

A designated orphan drug many not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if a second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Other U.S. Regulatory Requirements

For biologics that are human cells, tissues, and cellular and tissue-based products (“HTC/Ps”), manufacturers must also comply with the FDA’s HCT/P regulations at 21 C.F.R. Part 1271. These regulations impose a variety of specialized requirements as follows:

HCT/P registration and listing.    Every establishment that manufactures an HCT/P must register with the FDA and provide a list of every HCT/P that the establishment manufactures. The definition of manufacture is broad and includes any and all steps in the recovery, processing, storage, labeling, packaging or distribution of any human cell or tissue and the screening or testing of the cell or tissue donor.

Donor eligibility.    HCT/P manufacturers must maintain procedures for testing, screening and determining the eligibility of donors of cells and tissues used in HCT/Ps. An HCT/P may not be transferred or implanted into an individual until the donor has been determined to be eligible under these procedures. These procedures must involve, among other things, testing donors for certain communicable diseases and the use of quarantines for HCT/Ps that have not yet been shown to meet the eligibility requirements. Manufacturers must keep detailed records regarding donor eligibility determinations.

Current Good Tissue Practices.    HCT/Ps must be recovered, processed, stored, labeled, packaged and distributed in a manner that is consistent with the FDA’s cGTP regulations. Cells and tissues must also be screened and tested according to these regulations. The goal of cGTPs is to prevent the introduction, transmission or spread of communicable diseases. The FDA’s cGTPs regulations require companies to establish a comprehensive quality program and to comply with rules related to personnel, facilities and equipment used to manufacture HCT/Ps, as well as rules on how these HCT/Ps are processed, labeled and stored. Companies must also keep detailed manufacturing records and product complaint files.

Adverse Reaction Reports.    Manufacturers of nonreproductive HCT/Ps must investigate and report to the FDA certain adverse reactions.

Inspections.    Establishments that manufacture HCT/Ps must allow the FDA to inspect the establishment and company records.

Post-Approval Requirements

Any biologics manufactured or distributed by us or our collaborators pursuant to FDA approvals would be subject to continuing post-approval regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the product, as well as any post-marketing surveillance requested by the FDA as a condition to BLA approval. Manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall our product from distribution or withdraw approval of the BLA for that product.

The FDA closely regulates the post-approval marketing and promotion of biologics to healthcare professionals, including standards and regulations for direct-to-consumer advertising, false or misleading claims, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available biologics for uses that are not described in the product’s labelling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.

U.S. Healthcare Reform

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental changes. There have been, and we expect there will continue to be, legislative and regulatory proposals to significantly change the healthcare system. For example, the ACA was enacted to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Other legislative changes included across-the-board reductions to Medicare payments to providers of 2%, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through fiscal year 2027 unless additional congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the period for the government to recover overpayments to providers from three to five years. In December 2017, portions of the ACA dealing with the individual mandate insurance requirement were effectively repealed by the Tax Cuts and Jobs Act of 2017. In December 2018, a federal district court judge in Texas found the ACA to be unconstitutional, although the ruling was stayed while the case is appealed.

U.S. Third-Party Payor Coverage and Reimbursement

Although none of our vessels have been commercialized for any indication, if they are approved for marketing, commercial success of our vessels will depend, in part, upon the availability of coverage and reimbursement from third-party payors at the federal, state and private levels. Government payor programs, including Medicare and Medicaid, private health care insurance companies and managed-care plans have attempted to control costs by limiting coverage and the amount of reimbursement for particular procedures or treatments. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost-containment. Ongoing federal and state government initiatives directed at lowering the total cost of health care will likely continue to focus on health care reform and on the reform of the Medicare and Medicaid payment systems. Examples of how limits on coverage and reimbursement in the United States may cause reduced payments for products in the future include: changing Medicare reimbursement methodologies; fluctuating decisions on which drugs to include in formularies; allowing the federal government to negotiate drug prices for federal healthcare programs; revising drug rebate calculations under the Medicaid program; and reforming drug importation laws.

Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse health care providers who use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our vessels and operate profitably. Significant cost containment pressure and downward pricing pressures exist in the U.S. and around the world, which may negatively affect reimbursement at any time.

Other Healthcare Laws and Regulations

We are also subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate include but are not limited to:

•        the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•        federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•        federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•        HIPAA, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information;

•        the federal Physician Payments Sunshine Act, which requires drug and device companies to annually report to CMS all payments and transfers of value provided to physicians and teaching hospitals for posting on a public website; and

•        state law equivalents of many of the above federal laws, including anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and impact our financial results.

International Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

EU Requirements Applicable to Medicinal Products

In the EU, medicinal products are subject to extensive pre- and post-market regulation by regulatory authorities at both the EU and national levels.

Clinical Trials

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization (“ICH”) guidelines on GCP.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees.

The sponsor of a clinical trial must register the clinical trial in advance, and certain information related to the clinical trial will be made public as part of the registration. The results of the clinical trial must be submitted to the competent authorities and, with the exception of non-pediatric Phase I trials, will be made public at the latest within 12 months after the end of the trial.

During the development of a medicinal product, the EMA and national medicines regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use (“CHMP”). Advice is not legally binding with regard to any future marketing authorization application of the product concerned. To date, we have not initiated any scientific advice procedures with the EMA, but we have obtained confirmation from the EMA that our HAVs would be eligible for the EMA’s scientific advice procedures.

Marketing Authorizations

After completion of the required clinical testing, we must obtain a marketing authorization before we may place a medicinal product on the market in the EU. There are various application procedures available, depending on the type of product involved.

All application procedures require an application in the common technical document format, which includes the submission of detailed information about the manufacturing and quality of the product, and non-clinical and clinical trial information. There is an increasing trend in the EU towards greater transparency and, while the manufacturing or quality information is currently generally protected as confidential information, the EMA and national regulatory authorities are now liable to disclose much of the non-clinical and clinical information in marketing authorization dossiers, including the full clinical study reports, in response to freedom of information requests after the marketing authorization has been granted.

The centralized procedure gives rise to marketing authorizations that are valid throughout the EU. Applicants file marketing authorization applications with the EMA, where they are reviewed by a relevant scientific committee, in most cases the CHMP. The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization. The centralized procedure is compulsory for medicinal products that (1) are derived from biotechnology processes, (2) contain a new active substance (not yet approved on 20 November 2005) indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, viral diseases or autoimmune diseases and other immune dysfunctions, (3) are orphan medicinal products or (4) are advanced therapy medicinal products. For medicines that do not fall within these categories, an applicant may voluntarily submit an application for a centralized marketing authorization to the EMA, as long as the CHMP agrees that (i) the medicine concerned contains a new active substance (not yet approved on November 20, 2005), (ii) the medicine is a significant therapeutic, scientific, or technical innovation, or (iii) if its authorization under the centralized procedure would be in the interest of public health.

For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (1) a national procedure, which results in a marketing authorization in a single EU member state; (2) the decentralized procedure, in which applications are submitted simultaneously in two or more EU member states; and (3) the mutual recognition procedure, in which the EU member states are required to grant an authorization recognizing an existing authorization in another EU member state, unless they identify a serious risk to public health.

Data Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.

Pediatric Development

In the EU, companies developing a new medicinal product must agree to a Pediatric Investigation Plan (“PIP”) with the EMA and must conduct pediatric clinical trials in accordance with that PIP. The marketing authorization application for the product must ordinarily include the results of pediatric clinical trials conducted in accordance with the PIP. It is possible to obtain a deferral, in which case the pediatric clinical trials must be completed at a later date, or a complete waiver from the obligation to conduct pediatric clinical trials (e.g., because the relevant disease or condition occurs only in adults).

Post-Approval Controls

The holder of a marketing authorization is subject to various post-approval controls, such as obligations to maintain a pharmacovigilance system and report adverse reactions, and requirements relating to promotional activities, including a prohibition on the promotion of prescription medicines to the general public. Manufacturers and distributors of medicinal products must obtain authorizations from the competent national authorities and are subject to periodic inspections for compliance with cGMPs and current good distribution practices (“cGDPs”), respectively. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization, such as additional safety monitoring or the conduct of additional clinical trials or post-authorization safety studies.

EU Requirements Applicable to Medical Devices

Medical devices are generally governed by Directive 93/42/EEC on Medical Devices that harmonizes the conditions for placing medical devices on the European Economic Area (“EEA”) market. This Directive, however, does not regulate certain important marketing aspects, such as advertising or pricing and reimbursement, which remain governed by national law.

A medical device may be placed on the market within the EEA if it conforms to certain “essential requirements”. These are general in nature and broad in scope. The most fundamental essential requirement, for example, is that a device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users or other persons.

The manufacturer is obliged to demonstrate that the device conforms to the relevant essential requirements through a conformity assessment procedure. Once the appropriate conformity assessment procedure for a medical device has been completed, the manufacturer must draw up a written declaration of conformity and affix the CE mark to the device. The device can then be marketed throughout the EEA.

The nature of the conformity assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness, and the extent to which the device affects the anatomy. Class I (low risk) devices are those that do not enter or interact with the body. Class IIa and IIb (medium risk) devices are invasive or implantable or interact with the body. Class III (high risk) devices are those that affect the vital organs.

Conformity assessment procedures for all but the lowest risk classification of device involve a notified body, which are entities licensed to provide independent certification of certain classes of medical device. EU regulatory bodies are not involved in the premarket approval of medical devices, with only very limited exceptions (such as medical devices that incorporate a medicinal product as an ancillary substance). The onus of ensuring a device is safe enough to be placed on the market is ultimately the responsibility of the manufacturer and the notified body.

As part of the conformity assessment procedure, the manufacture will need to conduct a clinical evaluation of the device. This clinical evaluation may consist of an analysis of the scientific literature relating to similar devices, new clinical investigations of the device, or a combination of the two. For class III devices, the conduct of clinical investigations is mandatory. If a manufacturer wishes to conduct a clinical investigation in the EU of a device which has not been CE marked, the manufacturer must notify the competent national regulatory authorities in advance and obtain ethics committee approval of the study.

Regulation (EU) 2017/745 on medical devices will replace Directive 93/42 with effect from May 2021, but transitional arrangements will allow devices that have been CE marked under Directive 93/42 to continue being placed on the market in the EEA potentially until 2024. Regulation 2017/745 significantly expands the current EU device rules and should result in greater harmonization among the EEA Member States. However, the key principles of EU device regulation will remain the same, including CE marking, conformity assessment procedures and the role of the notified body.

Our HAVs could not currently be classified as medical devices in the EU, because, with limited exceptions, products incorporating or derived from tissues or cells of human origin are expressly excluded from the scope of the EU medical devices rules under Directive 93/42. However, we anticipate that Regulation 2017/745 will bring us within the scope of the EU medical device rules products containing or derived from tissues or cells of human origin that are non-viable or are rendered non-viable. Although the Regulation does not take effect until May 2021, a transitional provision allows products that are compliant with the Regulation to be placed on the market prior to that date.

EU Requirements Applicable to Human Cells and Tissues

EU rules govern the donation, procurement, testing and storage of human cells and tissues intended for human application, whether or not they are medicinal products. These rules also cover the processing, preservation and distribution of human cell and tissues that are not medicinal products. Establishments that conduct such activities must be licensed and are subject to inspection by regulatory authorities. Such establishments must implement appropriate quality systems and maintain appropriate records to ensure that cells and tissues can be traced from the donor to the recipient and vice versa. There are also requirements to report SAEs and reactions linked to the quality and safety of cells and tissues. More detailed rules may exist at the national level.

In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future products.

Facilities

Our corporate headquarters, manufacturing, and research and development facilities are located in Durham, North Carolina where we lease approximately 83,000 square feet of space. This space includes approximately 55,000 square feet for production and distribution operations including manufacturing, bioprocessing, quality control, mechanical space and inventory. The remainder of the facility consists of offices, laboratories, and common spaces.

Employees and Human Capital Management

As of March 15, 2021, we had 138 employees. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe we have good relations with our employees.

Financing Arrangements

In March 2021, we entered into a Loan Agreement with Silicon Valley Bank and SVB Innovation Credit Fund VIII, L.P., which provides a term loan facility of up to $50.0 million with a maturity date of March 1, 2025. Our obligations under the Loan Agreement are secured by substantially all of our assets, except for our intellectual property. In connection with the Loan Agreement, the lenders were each granted a warrant to purchase Humacyte common stock, with an exercise price of $2.699 per share, subject to customary adjustments. The Loan Agreement contains certain customary covenants, including, but not limited to, those relating to additional indebtedness, liens, asset divestitures, and affiliate transactions. We may use the proceeds of borrowings under the Loan Agreement as working capital and to fund our general business requirements.

As of March 31, 2021, we had incurred $20.0 million of principal under the Loan Agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this proxy statement prospectus. Unless the context otherwise requires, when we use the terms “we,” “us,” and “our” in the following discussion and analysis we are referring to Humacyte, Inc. prior to the completion of the business combination with AHAC.

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/consent solicitation statement/prospectus, including information with respect to our plans and strategy for our business, future financial performance, expense levels and liquidity sources, includes forward-looking statements that involve risks and uncertainties. You should read the sections of this proxy statement/consent solicitation statement/prospectus titled “Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are pioneering the development and manufacture of off-the-shelf, universally implantable, bioengineered human tissues to improve the lives of patients and transform the practice of medicine. We believe our technology has the potential to overcome limitations in existing standards of care and address the lack of significant innovation in products that support tissue repair, reconstruction and replacement. We are leveraging our novel, scalable technology platform to develop proprietary, bioengineered, acellular human tissues. Our goal is to develop and manufacture these tissues for the treatment of diseases and conditions across a range of anatomic locations in multiple therapeutic areas.

We are initially using our proprietary scientific technology platform to engineer and manufacture HAVs. Our HAVs are designed to be easily implanted into any patient without inducing a foreign body response or leading to immune rejection. We are developing our “cabinet” of HAVs of varying diameters and lengths. The HAV cabinet would initially target the vascular repair, reconstruction and replacement market, including use in AVs access for hemodialysis, trauma, PAD and CABG. In addition, we are developing our HAVs as conduits for pediatric heart surgery and the delivery of cellular therapies, including pancreatic islet cell transplantation in Type 1 diabetes. We intend to continue to explore the application of our technology across a broad range of markets and indications, including the development of urinary conduit, trachea, esophagus and other novel cell delivery systems.

We believe there is substantial clinical demand for safe and effective vascular conduits to replace and repair blood vessels throughout the body. Vascular injuries resulting from trauma are common in civilian and military populations, frequently resulting in the loss of either life or limb. Existing treatment options in the vascular repair, reconstruction and replacement market use autologous vessels and synthetic grafts and suffer from significant limitations. For example, the use of autologous veins to repair traumatic vascular injuries can lead to significant morbidity associated with the surgical wounds created for vein harvest and prolonged times to restore blood flow to injured limbs leading to an increased risk of amputation and infection. Synthetic grafts are often contraindicated in the setting of vascular trauma due to higher infection risk that can lead to prolonged hospitalization and limb loss. Given the competitive advantages HAVs may have over existing vascular substitutes, we believe that HAVs have the potential to become the standard of care and lead to improved patient outcomes and lower healthcare costs.

We have incurred net losses in each year since our inception in 2004. As of December 31, 2020 and March 31, 2021, we had an accumulated deficit of $388.1 million and $408.4 million, respectively, and working capital of $30.2 million and $30.9 million, respectively. Our net losses were approximately $85.4 million and $66.5 million for the years ended December 31, 2019 and 2020, respectively, and $17.7 million and $20.3 million for the three months ended March 31, 2020 and 2021, respectively. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

As of March 31, 2021, we had cash and cash equivalents of $44.6 million. Without giving effect to the anticipated net proceeds from the Business Combination or the PIPE Investment, we do not believe that those cash and cash equivalents will be sufficient to enable us to fund our operations, including clinical trial expenses and capital expenditure requirements for at least 12 months from the original issuance date of our annual financial statements. We believe that this raises substantial doubt about our ability to continue as a going concern. See Note 1 to our financial statements included elsewhere in this proxy statement/prospectus for additional information on our assessment.

Similarly, the report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2020 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern.

Our need for additional capital will depend in part on the scope and costs of our development and commercial manufacturing activities. To date, we have not generated any revenue from the sale of commercialized products. Our ability to generate product revenue will depend on the successful development and eventual commercialization of one or more of our product candidates. Until such time, if ever, we expect to finance our operations through the sale of equity or debt, borrowings under credit facilities, or through potential collaborations, other strategic transactions or government and other grants. Adequate capital may not be available to us when needed or on acceptable terms. If we are unable to raise capital, we could be forced to delay, reduce, suspend or cease our research and development programs or any future commercialization efforts, which would have a negative impact on our business, prospects, operating results and financial condition. See the section of this proxy statement/prospectus titled “Risk Factors” for additional information.

We expect to continue to incur significant expenses and to increase operating losses for at least the next several years. We anticipate that our expenses will increase substantially as we seek to:

•        obtain marketing approval for our 6 millimeter HAV for vascular repair, reconstruction and replacement, including for trauma and AV access for hemodialysis;

•        commercialize the HAV via U.S. market launches in trauma and dialysis AV access;

•        scale out our manufacturing facility to satisfy potential demand following any receipt of marketing approval;

•        continue our preclinical and clinical development efforts;

•        maintain, expand and protect our intellectual property portfolio;

•        add operational, financial and management information systems and personnel to support, among other things, our product development and commercialization efforts and operations; and

•        operate as a public company, which includes higher costs associated with hiring additional personnel, director and officer insurance premiums, audit and legal fees, investor relations fees and expenses for compliance with public company reporting requirements under the Exchange Act and rules implemented by the SEC and Nasdaq.

Impact of COVID-19

The COVID-19 pandemic, which began in December 2019 and has spread worldwide, has caused many governments to implement measures to slow the spread of the outbreak, including shelter-in-place orders and the mandatory shutdown of certain businesses. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on our business, as supply chains have been disrupted, and facilities and production have been suspended. The future progression of the pandemic and its effects on our business and operations are uncertain. The COVID-19 pandemic may affect our ability to initiate and complete preclinical studies, delay our clinical trials or future clinical trials, disrupt regulatory activities, or have other adverse effects on our business and operations. The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact our ability to raise additional funds to support our operations. Moreover, the pandemic has significantly impacted economies worldwide and could result in adverse effects on our business and operations.

To date, the COVID-19 pandemic has not resulted in material financial impacts or impairment losses in the carrying values of our assets as a result of the pandemic and we are not aware of any specific related event or circumstance that would require us to revise the estimates reflected in our financial statements. The extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including current and future clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related economic impact of the pandemic.

Components of Results of Operations

Revenue

To date, we have not generated revenue from the sale of any products. All of our revenue has been derived from government and other grants. Since inception we have been awarded grants from the California Institute of Regenerative Medicine (“CIRM”), the National Institutes of Health (“NIH”), and the DoD, to support our development, production scaling and clinical trials of our product candidates. We recognized $29.8 million in revenue from inception to March 31, 2021 from these sources, including $11.2 million from CIRM under a program that ended in 2020. We may generate revenue in the future from government and other grants, payments from future license or collaboration agreements and, if any of our product candidates receive marketing approval, from product sales. We expect that any revenue we generate will fluctuate from quarter to quarter. If we fail to complete the development of, or obtain marketing approval for, our product candidates in a timely manner, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected.

Research and Development Expenses

Since our inception, we have focused our resources on our research and development activities, including conducting preclinical studies and clinical trials, developing our manufacturing process and activities related to regulatory filings for our product candidates. We recognize research and development expenses as they are incurred. Our research and development expenses consist primarily of:

•        salaries and related overhead expenses for personnel in research and development functions, including stock-based compensation and benefits;

•        fees paid to consultants and CROs, including in connection with our clinical trials, and other related clinical trial fees, such as for investigator grants, patient screening, laboratory work and statistical compilation and analysis;

•        allocation of facility lease and maintenance costs;

•        depreciation of leasehold improvements, laboratory equipment and computers;

•        costs related to purchasing raw materials for and producing our product candidates for clinical trials;

•        costs related to compliance with regulatory requirements;

•        costs related to our manufacturing scale-out initiative; and

•        license fees related to in-licensed technologies.

The majority of our research and development resources are currently focused on our Phase III clinical trials for our 6 millimeter HAV and other work needed to obtain marketing approval for our 6 millimeter HAV for use for vascular repair, reconstruction and replacement, including trauma and AV access in hemodialysis in the United States and Europe. We have incurred and expect to continue to incur significant expenses in connection with these and our other clinical development efforts, including expenses related to regulatory filings, trial enrollment and conduct, data analysis, patient follow up and study report generation for our Phase II and Phase III clinical trials. We do not allocate our costs by each research and development program for which we are developing our cabinet of HAVs, as a significant amount of our development activities broadly support multiple programs that use our technology platform.

Subject to the availability of additional funding, we plan to further increase our research and development expenses for the foreseeable future as we continue the development of our proprietary scientific technology platform and our novel manufacturing paradigm.

The successful development of our preclinical and clinical product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of any of our preclinical or clinical product candidates or the period, if any, in which material net cash inflows from these product candidates may commence. This is due to the numerous risks and uncertainties associated with the development of our product candidates, including:

•        the scope, rate of progress, expense and results of our preclinical development activities, our ongoing clinical trials and any additional clinical trials that we may conduct, and other research and development activities;

•        successful patient enrollment in and the initiation and completion of clinical trials;

•        the timing, receipt and terms of any marketing approvals from applicable regulatory authorities including the FDA and non-U.S. regulators;

•        the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•        development of clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers in order to ensure that it or its third-party manufacturers are able to successfully manufacture product;

•        obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•        significant and changing government regulations;

•        launching commercial sales of our product candidates, if approved, whether alone or in collaboration with others;

•        the degree of market acceptance of any product candidates that obtain marketing approval; and

•        maintaining a continued acceptable safety profile following approval, if any, of our product candidates.

A change in the outcome of any of these variables could lead to significant changes in the costs and timing associated with the development of our product candidates. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate being required to conduct in order to complete the clinical development of any of our product candidates, or if we experience significant delays in the enrollment or the conduct of any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for employees in executive, finance, human resources, commercialization, and administrative support functions, which also include stock-based compensation expenses and benefits for such employees. Other significant general and administrative expenses include facilities costs, professional fees for accounting and legal services and expenses associated with obtaining and maintaining patents.

We expect our general and administrative expenses will increase for the foreseeable future to support our expanded infrastructure and increased costs of operating as a public company. These increases are expected to include increased costs for fees to members of our board of directors, increased employee-related expenses, and increased director and officer insurance premiums, audit and legal fees, investor relations fees and expenses for compliance with public company reporting requirements under the Exchange Act and rules implemented by the SEC, as well as Nasdaq rules.

Other Income (Expenses), Net

Total other income (expenses), net consists of interest income earned on our cash and cash equivalents and interest expense relating to interest incurred on our finance leases and Paycheck Protection Program (“PPP”) loan under the CARES Act. We expect our interest income to increase following the completion of the Business Combination as we invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing obligations of the U.S. government and its agencies. Interest expense primarily relates to interest incurred on our finance leases. See Note 4 to our financial statements beginning on page F-1 of this proxy statement/prospectus for a description of the leases.

Results of Operations

Comparison of the Three Months Ended March 31, 2020 and 2021

	Three Months Ended March 31,		Change
($ in thousands)	2020	2021	$	%
Revenue	$255	$155	$(100)	(39)%

Operating expenses:
Research and development	14,364	15,137	773	5%
General and administrative	3,257	4,787	1,530	47%
Total operating expenses	17,621	19,924	2,303	13%
Loss from operations	(17,366)	(19,769)	(2,403)	(14)%
Total other income (expense)	(308)	(532)	(224)	73%
Net loss	$(17,674)	$(20,301)	$(2,627)	(15)%

Grant Revenue

For the three months ended March 31, 2020 and 2021, revenue was consistent for the two quarters and totaled $0.3 million and $0.2 million, respectively, and related to our grant from DoD.

Research and Development Expenses

The following table discloses the breakdown of research and development expenses:

	Three Months Ended March 31,		Change
($ in thousands)	2020	2021	$	%
External services	$3,849	$3,852	$3	0%
Lab supplies	2,471	3,201	730	30%
Payroll and personnel expenses	5,030	5,321	291	6%
Other research and development expenses	3,014	2,764	(250)	(8)%
	$14,364	$15,137	$773	5%

Research and development expenses increased from $14.4 million for the three months ended March 31, 2020 to $15.1 million for the three months ended March 31, 2021. The increase of $0.7 million, or 5% was primarily driven by lab supplies used to develop our commercial manufacturing process and in our research and development initiatives, totaling $0.7 million of the increase.

General and Administrative Expenses

General and administrative expenses were $3.3 million and $4.8 million for the three months ended March 31, 2020 and 2021, respectively. The increase in general and administrative expenses of $1.5 million, or 47%, was driven by an increase in stock compensation expense of $0.9 million and an increase of $0.4 million in outside services including preparations for commercial launch.

Other Expense

Other expense was $0.3 million and $0.5 million for the three months ended March 31, 2020 and 2021, respectively. The increase of $0.2 million resulted from a decrease in interest income earned on our cash equivalents due to lower interest rates and lower average cash balances during the year. Interest expense on our finance lease right of use assets was not impacted by these lower interest rates.

Results of Operations

Comparison of the Years Ended December 31, 2019 and 2020

	Year Ended December 31,		Change
($ in thousands)	2019	2020	$	%
Revenue	$6,187	$1,491	$(4,696)	(76)%

Operating expenses:
Research and development	75,603	54,078	(21,525)	(28)%
General and administrative	16,275	12,013	(4,262)	(26)%
Total operating expenses	91,878	66,091	(25,787)	(28)%
Loss from operations	(85,691)	(64,600)	21,091	25%
Total other income (expense)	269	(1,924)	(2,193)	(815)%
Net loss	$(85,422)	$(66,524)	$18,898	22%

Grant Revenue

For the years ended December 31, 2019 and 2020, we generated $6.2 million and $1.5 million of revenue, respectively, related to the reimbursement of qualifying expenses incurred in connection with our grants from DoD, NIH and CIRM. The decrease in revenue of $4.7 million, or 76%, was primarily driven by the completion of certain DoD awards during the year ended December 31, 2019 and a decrease of $1.7 million in revenue related to our CIRM awards, a program that ended during 2020.

Research and Development Expenses

The following table discloses the breakdown of research and development expenses:

	Year Ended December 31,		Change
($ in thousands)	2019	2020	$	%
External services	$25,249	$14,675	$(10,574)	(42)%
Lab supplies	21,423	9,769	(11,654)	(54)%
Payroll and personnel expenses	17,723	17,885	162	1%
Other research and development expenses	11,208	11,749	541	5%
	$75,603	$54,078	$(21,525)	(28)%

Research and development expenses decreased from $75.6 million for the year ended December 31, 2019 to $54.1 million for the year ended December 31, 2020. The decrease of $21.5 million, or 28%, was due to the completion of certain programs, combined with initiatives implemented to extend our cash runway, including decreased requirements for lab supplies used to develop our commercial manufacturing process and used in our research and development initiatives, totaling $11.7 million of the decrease. External services decreased by $10.6 million, or 42%, due to our V006 trial completing enrollment and our V007 trial enrollment slowing due to the COVID-19 pandemic which comprised $4.5 million of the decrease, the termination of our agreement with our contract manufacturing organization (“CMO”) which comprised $2.9 million of the decrease, and initiatives implemented to extend our cash runway which comprised $3.2 million of the decrease.

General and Administrative Expenses

General and administrative expenses were $16.3 million and $12.0 million for the years ended December 31, 2019 and 2020, respectively. The decrease in general and administrative expenses during this period of $4.3 million, or 26%, was similarly driven by our adoption of a lower operating budget in 2020 to extend our cash runway, and primarily due to the decrease in professional fees of $2.3 million, $1.5 million of which related to offering costs that were charged to expense in 2019.

Other Income (Expense)

Other income (expense) was $0.3 million and $(1.9) million for the years ended December 31, 2019 and 2020, respectively. The decrease of $2.2 million resulted from a decrease in interest income earned on our cash equivalents due to lower interest rates and lower average cash balances during the year. Interest expense on our finance lease right of use assets was not impacted by these lower interest rates.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have financed our operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through grants from governmental and other agencies. Since our inception, we have incurred significant operating losses and negative cash flows. As of December 31, 2020 and March 31, 2021, we had an accumulated deficit of $388.1 million and $408.4 million, respectively.

As of December 31, 2020 and March 31, 2021, we had cash and cash equivalents of $39.9 million and $44.6 million, respectively. Without giving effect to the anticipated net proceeds from the Business Combination or the PIPE Investment, we expect that our existing cash and cash equivalents will be insufficient to fund our operations, including clinical trial expenses and capital expenditure requirements, for at least the next 12 months from the original issuance date of our annual financial statements. To finance our operations beyond that point, we would need to raise additional capital, which cannot be assured. We have concluded that these circumstances raise substantial doubt about our ability to continue as a going concern within one year after the original issuance date of our annual financial statements. See Note 1 to our annual financial statements included elsewhere in this proxy statement/prospectus for additional information on our assessment. We believe that the estimated net proceeds, assuming the maximum redemption scenario, of $152.9 million from the Business Combination and the PIPE Investment, together with our existing cash and cash equivalents, will be sufficient to meet our capital requirements and fund our operations for at least the next 12 months.

In April 2020, we received loan proceeds in the amount of approximately $3.3 million under the PPP as established under the CARES Act. The loan and accrued interest are forgivable after a 24-week period as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. On May 25, 2021, the Small Business Administration approved the forgiveness of the outstanding amount of the PPP loan.

In March 2021, we entered into the Loan Agreement with Silicon Valley Bank and SVB Innovation Credit Fund VIII, L.P., which provides a term loan facility of up to $50.0 million, with a maturity date of March 1, 2025, of which $20.0 million was funded upon the closing of the Loan Agreement, and the additional $30 million is accessible in three tranches of $10 million each contingent on the achievement of certain business and clinical development milestones. Our obligations under the Loan Agreement are secured by substantially all of our assets, except for our intellectual property. The Loan Agreement contains certain customary covenants, including, but not limited to, those relating to additional indebtedness, liens, asset divestitures, and affiliate transactions. We may use the proceeds of borrowings under the Loan Agreement as working capital and to fund our general business requirements.

Borrowings under the Loan Agreement bear interest at a rate of 7.5% or the sum of the Wall Street Journal Prime Rate plus 4.25%, whichever is greater. In addition, the lenders were each granted a warrant to purchase Humacyte common stock.

As of March 31, 2021, principal of $20.0 million was outstanding under the Loan Agreement.

Future Funding Requirements

We expect to incur significant expenses in connection with our ongoing activities as we seek to (i) continue clinical development of our 6 millimeter HAV for use in dialysis AV access and vascular repair and submit BLAs for FDA approval, (ii) if marketing approval is obtained, to launch and commercialize our HAVs for dialysis AV access and vascular repair in the U.S. market, including subsequent launches in key international markets, (iii) advance our pipeline in major markets, including PAD Phase III trials and continue preclinical and clinical development for proof of concept in CABG and Biovascular pancreas for diabetes, and (iv) scale out our manufacturing facility to satisfy potential demand if our HAVs receive marketing approval. We will need additional funding in connection with these activities. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

•        our ability to successfully complete the Business Combination;

•        the progress and results of our clinical trials and interpretation of those results by the FDA and other regulatory authorities;

•        the cost, timing and outcome of regulatory review of our product candidates, particularly for marketing approval of our HAVs in the United States;

•        the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our additional product candidates;

•        the cost and timing of our future commercialization activities, including product manufacturing, marketing and distribution for our HAVs if approved by the FDA, and any other product candidate for which we receive marketing approval in the future;

•        the amount and timing of revenues, if any, that we receive from commercial sales of any product candidates for which we receive marketing approval;

•        the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

•        the costs of operating as a public company, including hiring additional personnel as well as increased director and officer insurance premiums, audit and legal fees, investor relations fees and expenses for compliance with public company reporting requirements under the Exchange Act and rules implemented by the SEC and Nasdaq.

Until such time, if ever, as we are able to successfully develop and commercialize one or more of our product candidates, we expect to continue financing our operations through the sale of equity, debt, borrowings under credit facilities or through potential collaborations with other companies, other strategic transactions or government or other grants. Adequate capital may not be available to us when needed or on acceptable terms. We do not currently have any committed external source of funds beyond the Business Combination and PIPE Investment. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, reduce, suspend or cease our research and development programs or any future commercialization efforts, which would have a negative impact on our business, prospects, operating results and financial condition. See the section of the proxy statement/prospectus titled “Risk Factors” for additional risks associated with our substantial capital requirements.

Cash Flows

The following table shows a summary of our cash flows for each of the periods shown below:

	Year Ended December 31,		Three Months Ended March 31,
($ in thousands)	2019	2020	2020	2021
Statement of cash flows data:
Total cash (used in)/provided by:
Operating activities	$(71,787)	$(55,568)	$(15,982)	$(14,543)
Investing activities	(8,125)	(268)	(183)	(29)
Financing activities	(74)	2,052	(172)	19,271
	$(79,986)	$(53,784)	$(16,337)	$4,699

Cash Flow from Operating Activities

Net cash used in operating activities of $71.8 million during the year ended December 31, 2019 was primarily the result of our net loss of $85.4 million to support our ongoing research and development, regulatory and other clinical trial costs, and related general and administrative costs as well as a decrease in deferred revenue of $0.6 million related to our CIRM awards, partially offset by a $2.4 million increase in accounts payable and by non-cash items of $11.3 million primarily related to $4.7 million of depreciation expense, $4.5 million for stock-based compensation and $2.1 million for amortization of finance lease right-of-use assets.

Net cash used in operating activities of $55.6 million during the year ended December 31, 2020 was primarily the result of our net loss of $66.5 million to support our research and development, regulatory and other clinical trial costs, and related general and administrative costs as well as a $2.3 million decrease in accounts payable and accrued expenses, partially offset by a $0.5 million decrease in accounts receivable and by non-cash items of $13.4 million primarily related to $6.3 million for depreciation, $4.7 million for stock-based compensation, $2.1 million for amortization of finance lease right-of-use assets, and $0.3 million for deferred payroll taxes related to Section 2302 of the CARES Act.

Net cash used in operating activities of $16.0 million during the three months ended March 31, 2020 was primarily the result of our net loss of $17.7 million to support our ongoing research and development, regulatory and other clinical trial costs, and related general and administrative costs as well as a decrease in accrued expenses and accounts payable of $1.7 million, partially offset by a $3.4 million increase in non-cash items primarily related to $1.6 million of depreciation expense, $1.2 million for stock-based compensation and $0.5 million for amortization of finance lease right-of-use assets.

Net cash used in operating activities of $14.5 million during the three months ended March 31, 2021 was primarily the result of our net loss of $20.3 million to support our research and development, regulatory and other clinical trial costs, and related general and administrative costs as well as a $2.2 million increase in other assets, which are related to the deferred equity financing costs, partially offset by a $3.4 million increase in accounts payable and accrued expenses and by non-cash items of $4.6 million primarily related to $1.6 million for depreciation, $2.5 million for stock-based compensation and $0.5 million for amortization of finance lease right-of-use assets.

Cash Flow from Investing Activities

Net cash used in investing activities during the year ended December 31, 2019 was $8.1 million, primarily consisting of purchases related to construction in progress of $4.5 million for the build-out of our manufacturing facility and laboratory equipment of $3.6 million to equip our manufacturing facility with scientific equipment and LUNA200 manufacturing systems.

Net cash used in investing activities during the year ended December 31, 2020 was $0.3 million, primarily consisting of purchases of scientific equipment.

Net cash used in investing activities during the three months ended March 31, 2020 was $0.2 million, primarily consisting of the purchases of laboratory equipment of $0.2 million to equip our manufacturing facility with scientific equipment and LUNA200 manufacturing systems.

No net cash was used in investing activities during the three months ended March 31, 2021.

Cash Flow from Financing Activities

Net cash used in financing activities during the year ended December 31, 2019 was $0.1 million, consisting of payments of $1.3 million in connection with a finance lease obligation, partially offset by proceeds of $1.2 million from the exercise of stock options.

Net cash provided by financing activities during the year ended December 31, 2020 was $2.1 million, consisting of $3.3 million of the proceeds from our PPP loan and $0.3 million from the exercise of stock options, partially offset by principal payments of $1.5 million in connection with a finance lease obligation.

Net cash used in financing activities during the three months ended March 31, 2020 was $0.2 million, consisting of payments of $0.4 million in connection with a finance lease obligation, partially offset by proceeds of $0.2 million from the exercise of stock options.

Net cash provided by financing activities during the three months ended March 31, 2021 was $19.3 million, consisting of $19.7 million of net proceeds from our SVB loan and $0.2 million from the exercise of stock options, partially offset by principal payments of $0.4 million in connection with a finance lease obligation and $0.2 million in connection with the payment of deferred offering costs.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020:

($ in thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Contractual obligations:
Finance leases	$36,775	$3,773	$7,833	$8,232	$16,937
Operating leases	1,205	105	210	212	678
PPP loan payable(1)	3,273	2,451	822	—	—
Noncancelable purchase commitments(2)	7,983	7,983	—	—	—
Total contractual obligations	$49,236	$14,312	$8,865	$8,444	$17,615

____________

(1)      We applied for PPP loan forgiveness and were approved on May 25, 2021. The PPP loan of $3.3 million with applicable interest was paid in full to Silicon Valley Bank by the SBA.

(2)      As of December 31, 2020, we had non-cancellable purchase commitments of $8.0 million for supplies and services that are primarily for research and development. We have also entered into contracts with CROs primarily for clinical trials. These contracts generally provide for termination upon limited notice, and therefore we believe that our non-cancellable obligations under these agreements are not material.

The table above does not include potential milestone payments, license fee payments, royalties and other payments that we may be required to make under our license agreements with Duke and Yale and our distribution agreement with Fresenius Medical Care. These payments are not included in the preceding table as the amount and timing of such payments are unknown or uncertain at December 31, 2020. For additional information regarding these agreements and the nature of payments that could become due thereunder, see “— Business — Distribution,” and “— Business — Intellectual Property.” Our contractual obligations have increased materially from December 31, 2020 as a result of entering into a Loan Agreement with Silicon Valley Bank and SVB Innovation Credit Fund VIII, L.P., which provides a term loan facility of up to $50.0 million with a maturity date of March 1, 2025, of which $20.0 was outstanding as of March 31, 2021. Our contractual obligation under the Loan Agreement include cash payments related to principal and interest of $2.0 million within one year, $15.3 million within one to three years, and $7.3 million within three to five years.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in SEC rules and regulations.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our critical accounting policies are summarized below. See Note 2 to our financial statements beginning on page F-1 of this proxy statement/prospectus for a description of our other significant accounting policies.

Revenue Recognition

Our revenues generally consist of grant revenues, including revenues generated under Federal contracts and other awarded grants.

In 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenues from Contracts with Customers (Topic 606) (“ASC 606”). This guidance became effective January 1, 2019 for private companies, with early adoption allowed. We adopted ASC 606 on January 1, 2019 using the modified-retrospective adoption method for all contracts that were not completed as of the date of adoption. Under the modified-retrospective method, there was no cumulative effect of applying the standard as of January 1, 2019.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract.

In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

As of January 1, 2019, we determined that there was no material impact that the adoption of ASC 606 had on our financial statements. We have determined that our government grants are not within the scope of ASC 606 as they do not meet the definition of a contract with a customer.

We generate revenue primarily from government grants that reimburse us for certain allowable costs related to research and development efforts. We have determined that government grants are not within the scope of ASC 606 as they do not meet the definition of a contract with a customer. We have concluded that the grants meet the definition of a contribution and are nonexchange transactions and has applied the contribution accounting model in Subtopic 958-605, Not-for-Profit-Entities-Revenue Recognition by analogy.

We recognize funding received from grants as revenue, rather than as a reduction of research and development expenses, because we are the principal in conducting the research and development activities and these grants are central to our ongoing operations. We recognize revenue only after the qualifying expenses related to the grants have been incurred and it is reasonably assured that the expenses will be reimbursed and the revenue will be collectible. The related costs incurred are included in research and development expense in our statements of operations and comprehensive loss.

Accrued Expenses

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with applicable vendor personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost.

Our understanding of the status and timing of services performed relative to the actual status and timing may vary and may result in our reporting changes in estimates in any particular period. Changes in estimates have not resulted in any material changes to our accrued expenses to date.

Stock-Based Compensation

We measure and recognize compensation expense for all options based on the estimated fair value of the award on the grant date. We use the Black-Scholes option-pricing model to estimate the fair value of option awards. The fair value is recognized as expense on a straight-line basis over the requisite service period. We account for forfeitures as they occur.

The determination of the grant date fair value of options using an option pricing model is affected principally by our estimated fair value of shares of our common stock and requires management to make a number of other assumptions, including the expected term of the option, the volatility of the underlying shares, the risk-free interest rate and expected dividends. The assumptions used in our Black-Scholes option-pricing model represent management’s good faith estimates at the time of measurement. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective. If any assumptions change, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•        Fair Value of Common Stock.    As our common stock has not historically been publicly traded, the fair value of the shares of our common stock underlying the options has historically been determined by our board of directors with input from management, after considering independent third-party valuation reports. See “Fair Value of Common Stock” and “Common Stock Valuation Methodology.”

•        Expected Term.    The expected term represents the period that stock options are expected to be outstanding. We calculated the expected term using the simplified method for options, which is available where there is insufficient historical data about exercise patterns and post-vesting employment termination behavior. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the times from grant until the mid-points for each of the tranches may be averaged to provide an overall expected term.

•        Expected Volatility.    The expected volatility was based on the historical share volatility of several publicly traded peer companies over a period of time equal to the expected term of the options, as we do not have any trading history to use the volatility of our common stock. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies.

•        Risk-Free Interest Rate.    The risk-free interest rate was based on the yields of U.S. Treasury zero-coupon securities with maturities similar in duration to the expected term of the options.

•        Expected Dividend Yield.    We have not paid dividends on our common stock nor do we expect to pay dividends in the foreseeable future. Accordingly, we have estimated the dividend yield to be zero.

Fair Value of Common Stock

Historically, for all periods prior to this transaction, the fair values of the shares of common stock underlying our options were determined on each grant date by our board of directors with input from management. In order to determine the fair value, our board of directors considered, among other things, contemporaneous valuations of our common stock and preferred stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held- Company Equity Securities Issued as Compensation (the “Practice Aid”). Given the absence of a public trading market of our capital stock, the assumptions used to determine the estimated fair value of our common stock are based on a number of objective and subjective factors, including:

•        our stage of development and business strategy;

•        the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to our common stock;

•        our business, financial condition and results of operations, including related industry trends affecting our operations;

•        the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•        the lack of marketability of our common stock;

•        the market performance of comparable publicly traded companies; and

•        U.S. and global economic and capital market conditions and outlook.

Common Stock Valuation Methodology

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•        Option Pricing Method. Under the option pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•        Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, assuming various outcomes, as well as the economic and control rights of each share class.

Based on our early stage of development, we determined that the PWERM method, incorporating the OPM as one of several scenarios, was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations performed as of November 13, 2020 and October 23, 2019, which resulted in common stock valuations of $2.699 and $2.228 per share, respectively. In January 2021 stock options were granted at fair market value with an exercise price of $2.699, consistent with the fair market value determined two months earlier in November 2020. When adjusted for the estimated Exchange Ratio, the $2.699 exercise price is greater than the public trading price of the AHAC Class A Common Stock as of the date of grant and also greater than the share price reflected in the $800 million equity value agreed upon in the Business Combination Proposal. The January 2021 option grant price is lower than price suggested by the Equity Value Reference Range determined by Lake Street, but the Equity Value Reference Range was derived using only discounted cash flow, a measure that is not necessary indicative of Humacyte’s fair value as of January 2021, and the limitations of discounted cash flow calculations are discussed on page 85. We also utilized the PWERM method for our valuation as of June 25, 2018 which resulted in a common stock valuation of $2.226 per share. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Following the closing of the proposed Business Combination, the fair value of our common stock will be determined based on the closing price of our common stock on the primary stock exchange on which our common stock is traded on the date stock options or other awards are granted under the 2021 Plan.

Income Taxes

Income taxes are computed using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements. In estimating future tax consequences, we consider all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recorded to reduce net deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized. As of December 31, 2019 and 2020, we have recorded a full valuation allowance against our net deferred tax assets.

We recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Assessing an uncertain tax position begins with the initial determination of the sustainability of the position and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed. Additionally, we must accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. We have not identified any uncertain tax positions for the years ended December 31, 2019 and 2020.

We have analyzed our filing positions in all significant Federal and state jurisdictions where we are required to file income tax returns, as well as open tax years in these jurisdictions. As of December 31, 2019 and 2020, we have determined that no uncertain tax positions would have a material impact on our financial statements. We are no longer subject to U.S. Federal, state, and local tax examinations by tax authorities for years before 2017 although carry-forward attributes that were generated prior to 2017 may still be adjusted upon examination by the taxing authorities if they either have been or will be used in a future period. No income tax returns are currently under examination by taxing authorities.

As of December 31, 2019 and 2020, we had not recorded any amounts for unrecognized tax benefits. Our policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes, if any. As of December 31, 2019 and 2020, we had no accrued interest or penalties related to uncertain tax positions, and no amounts had been recognized in our statements of operations and comprehensive loss.

Recent Accounting Pronouncements

See Note 2 to our financial statements beginning on page F-1 of this proxy statement/prospectus for a description of recent accounting pronouncements applicable to our financial statements.

Emerging Growth Company and Smaller Reporting Company Status

Alpha Healthcare Acquisition Corp. is, and New Humacyte is expected to be, an “emerging growth company” as defined in the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies until it is no longer an emerging growth company. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We expect New Humacyte to avail itself of the extended transition period and, therefore, while New Humacyte is an emerging growth company it will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies, unless it chooses to early adopt a new or revised accounting standard. This may make it difficult or impossible to compare New Humacyte’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Additionally, Alpha Healthcare Acquisition Corp. is, and New Humacyte is expected to be, a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. New Humacyte will remain a smaller reporting company if (1) the market value of New Humacyte common stock held by non-affiliates is less than $250 million as of the last business day of the second fiscal quarter, or (2) New Humacyte’s annual revenues in its most recent fiscal year completed before the last business day of its second fiscal quarter are less than $100 million and the market value of New Humacyte common stock held by non-affiliates is less than $700 million as of the last business day of the second fiscal quarter.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk in the ordinary course of business. As of December 31, 2020 and March 31, 2021, we were not subject to any material market, currency, or interest rate risk.

Our primary exposure to market risk is associated with changes in interest rates related to the interest income from our cash and cash equivalents of $39.9 million and $44.6 million as of December 31, 2020 and March 31, 2021, respectively, which we invest in money market funds invested only in obligations of the U.S. government and its agencies. Due to the short-term maturities and low risk profile of our cash and cash equivalents, an immediate 10.0% change in interest rates would not have a material effect on our financial position or results of operations.

Executive Compensation

This section provides an overview of Humacyte’s executive compensation programs as they relate to the executive officers named below (the “named executive officers”), including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. Humacyte’s board of directors (the “Humacyte Board”), upon the recommendation of its compensation committee and with input from its Chief Executive Officer, has historically determined the compensation for Humacyte’s named executive officers. For the year ended December 31, 2020, Humacyte’s named executive officers were:

•        Laura E. Niklason, M.D., Ph.D., Humacyte’s President, Chief Executive Officer and a member of the Humacyte Board;

•        Douglas L. Blankenship, Humacyte’s former Chief Financial Officer and Treasurer;

•        Jeffrey H. Lawson, M.D., Ph.D., Humacyte’s Chief Surgical Officer and a member of the Humacyte Board; and

•        Heather Prichard, Ph.D., Humacyte’s Chief Operating Officer.

2020 Summary Compensation Table

Each of the named executive officers will become an executive officer of the Combined Company, except for Mr. Blankenship. The following table presents information regarding the compensation awarded by, earned by or paid to Humacyte’s named executive officers during the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Option Awards ($)(2)		All Other Compensation ($)		Total ($)
Laura E. Niklason, M.D., Ph.D.(3) President and Chief Executive Officer	2020	75,000		—	26,990	(4)	106,277	(5)	208,267
Douglas L. Blankenship(6) Former Chief Financial Officer and Treasurer	2020	385,189	(7)	30,000	26,990	(8)	13,116	(9)	455,295
Jeffrey H. Lawson, M.D., Ph.D.(10) Chief Surgical Officer	2020	604,816		75,000	26,990	(11)	14,079	(12)	720,885
Heather Prichard, Ph.D. Chief Operating Officer	2020	371,917		80,000	26,990	(13)	11,783	(14)	490,690

____________

(1)      The amounts reported here reflect annual cash bonuses for 2020 paid under an employee bonus program.

(2)      The amounts reported here do not reflect the actual economic value that may be realized by each named executive officer. In accordance with SEC rules, these amounts represent the grant date fair value of the option awards, calculated in accordance with Accounting Standards Update 2018-07, “Compensation — Stock Compensation (Topic 718).” For additional information regarding the assumptions used in calculating the grant date fair value of the stock options reported in this table, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates — Stock-Based Compensation.”

(3)      Dr. Niklason was appointed as Humacyte’s President and Chief Executive Officer in November 2020. Accordingly, her salary has been prorated to reflect the portion of 2020 during which she was employed by Humacyte. The $75,000 in salary earned by Dr. Niklason for her services as Humacyte’s President and Chief Executive Officer in 2020 was paid in January 2021.

(4)      Reflects an incentive stock option to purchase 10,000 shares of Humacyte common stock, which was granted in December 2020.

(5)      Consists of $4,388 in commuting and related travel expenses and $58,954 for lodging expenses paid by Humacyte. The all other compensation column for Dr. Niklason also includes $42,935 in fees earned or paid in cash for her service as a director from January 1, 2020 to the date of her appointment as President and Chief Executive Officer. For additional information regarding Humacyte’s non-employee director compensation, see “— Non-Employee Director Compensation” below.

(6)      Mr. Blankenship served as Humacyte’s Chief Financial Officer from October 2018 through May 2021.

(7)      Reflects an increase in Mr. Blankenship’s annual base salary that became effective on January 27, 2020.

(8)      Reflects an incentive stock option to purchase 10,000 shares of Humacyte common stock, which was granted in December 2020.

(9)      Consists of $11,400 in matching contributions under Humacyte’s 401(k) Plans and $1,716 in life insurance premiums paid by Humacyte.

(10)    Dr. Lawson served as Humacyte’s President and Chief Executive Officer from June 2018 through November 2020 and was appointed as Humacyte’s Chief Surgical Officer in November 2020 in connection with Dr. Niklason’s assumption of the role of President and Chief Executive Officer. Accordingly, his salary reflects (i) the compensation he earned as President and Chief Executive Officer, which reflects an increase in his annual base salary that became effective on January 27, 2020 and (ii) the compensation he earned as Chief Surgical Officer from the date of such appointment through December 31, 2020.

(11)    Reflects an incentive stock option to purchase 10,000 shares of Humacyte common stock, which was granted in December 2020.

(12)    Consists of $11,400 in matching contributions under Humacyte’s 401(k) Plans and $2,679 in life insurance premiums paid by the company.

(13)    Reflects an incentive stock option to purchase 10,000 shares of Humacyte common stock, which was granted in December 2020.

(14)    Consists of $11,400 in matching contributions under Humacyte’s 401(k) Plans and $383 in life insurance premiums paid by the company.

Narrative to Summary Compensation Table

Base Salaries

In connection with Dr. Niklason’s appointment as Humacyte’s President and Chief Executive Officer, her annual base salary was $500,000 in 2020, which was prorated for the portion of the year in which she served in those positions and paid in January 2021. The all other compensation column in the Summary Compensation Table above also includes $42,935 in fees earned or paid in cash for Dr. Niklason’s service as a director from January 1, 2020 to the date of her appointment as President and Chief Executive Officer.

Mr. Blankenship’s annual base salary for 2020 was $371,315, which reflects an increase in annual base salary that became effective on January 27, 2020.

Dr. Lawson’s annual base salary for 2020 was $583,495, which reflects an increase in annual base salary that became effective on January 27, 2020.

Dr. Prichard’s annual base salary for 2020 was $360,000.

Bonuses

In 2020, Mr. Blankenship, Dr. Lawson and Dr. Prichard earned cash bonuses as part of an employee bonus program. Because Dr. Niklason did not assume the role of President and Chief Executive Officer until November 2020, she was not awarded a bonus for 2020.

Equity Compensation

Although Humacyte does not have a formal policy with respect to the grant of equity incentive awards to its executive officers, or any formal equity ownership guidelines applicable to them, Humacyte generally uses stock options to compensate its executive officers in the form of initial grants in connection with the commencement of employment and also at various other times during their employment. Accordingly, the Humacyte Board, upon the recommendation of its compensation committee, periodically reviews the equity incentive compensation of the executive officers and from time to time has granted equity incentive awards to them in the form of incentive stock options. The details of equity grants made to Humacyte’s named executive officers in 2020 are outlined below in “— Outstanding Equity Awards as of December 31, 2020.”

The option awards granted to Humacyte’s named executive officers in 2020 vest as follows: (i) one-fifth on the first anniversary of the vesting commencement date, (ii) two-fifths in equal installments over a period of 24 months commencing on the first anniversary of the vesting commencement date, (iii) one-fifth upon the submission of a BLA, and (iv) one-fifth upon FDA approval of one of Humacyte’s product candidates. In the event of a corporate transaction, which is defined in the 2015 Plan (as defined below) to include certain change in control transactions, Dr. Niklason’s and Dr. Lawson’s option grants will vest automatically. With respect to Dr. Prichard’s option awards, in the event of a corporate transaction, where the surviving entity assumes or replaces an option award and an involuntary termination (as such term is defined in Humacyte’s 2015 Plan or 2005 Plan, as applicable, each of which is described below) of the executive officer’s employment occurs within the period commencing 30 days prior to the effective date of the corporate transaction and ending 12 months following the effective date of such corporate transaction, the option award will vest in full on the date of such involuntary termination. Vesting rights otherwise cease upon termination of employment and exercise rights cease shortly after termination of employment, except that exercisability is extended in the case of death or disability. Both vesting and exercise rights cease immediately upon a termination of employment for cause, as defined in the 2015 Plan.

Executive Employment Agreements and Other Arrangements

Humacyte has entered into employment agreements with each of its named executive officers. These agreements generally set forth the terms and conditions of employment, including base salary, bonus opportunities, initial awards of equity incentive compensation and standard employee benefit plan participation. The agreements also contain provisions that provide for certain payments upon termination of employment without cause or resignation for good reason, as such terms are defined in the relevant employment agreement. In the event that any provision of the employment agreements would cause Humacyte’s named executive officers to incur additional tax or interest under Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, Humacyte has agreed, upon the request of the named executive officer, to use reasonable business efforts to reform in good faith the provision to comply with Section 409A.

Laura E. Niklason, M.D., Ph.D.

Humacyte entered into an employment agreement with Laura E. Niklason, M.D., Ph.D., which became effective as of November 9, 2020, which provides for her at-will employment as Humacyte’s President and Chief Executive Officer. Dr. Niklason’s employment agreement provides for an initial annual base salary of $500,000, which will be reviewed by the Humacyte Board from time to time but may not be reduced except in connection with a uniform reduction of the salaries of all similarly situated executive officers. The amount of any such reduction in Dr. Niklason’s salary may not exceed 10% of her then-current base salary. Dr. Niklason is also eligible to receive an annual incentive bonus of up to 50% of her then-current base salary. The amount of any bonus will be established annually based on objectives determined by Humacyte and Dr. Niklason, and awarded in the sole discretion of the Humacyte Board. In general, except in the event that Dr. Niklason’s employment is terminated without cause or she resigns for good reason, Dr. Niklason must remain employed on the date any annual incentive bonus is paid in order to receive such bonus.

Under the terms of her employment agreement, Humacyte awarded Dr. Niklason an additional stock option award in January 2021 entitling her to purchase five million shares of Humacyte’s common stock, none of which have vested as of the date of this proxy statement/prospectus. This stock option vests in equal annual installments on each of the first three anniversaries of November 9, 2020, subject to acceleration upon a corporate transaction (as defined in the 2015 Plan). Humacyte has also agreed to reimburse Dr. Niklason for the cost of an apartment and living expenses in Durham, North Carolina near the company’s headquarters in an amount not to exceed $60,000 annually.

In the event that Dr. Niklason’s employment is terminated without cause or she resigns for good reason, including Humacyte’s material breach of Dr. Niklason’s employment agreement or an uncured material adverse change in Dr. Niklason’s compensation, as each such term is defined in her employment agreement, Humacyte will be obligated to pay her (i) an amount equal to 12 months of her then-current base salary (payable in substantially equal installments on the same payroll schedule applicable to her immediately prior to the termination of her employment); (ii) a pro rata portion, calculated per diem, of her bonus for the then-current fiscal year (as well as any accrued, earned and unpaid bonus from the preceding fiscal year); and (iii) reimbursement for the cost to Dr. Niklason to continue her and her family’s health insurance under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, for a period of 12 months. Each of the severance payments described above is subject to Dr. Niklason’s timely execution of a general release of potential claims against Humacyte and her compliance with her non-competition agreement.

Jeffrey H. Lawson, M.D., Ph.D.

On June 19, 2018, Humacyte entered into an employment agreement with Jeffrey H. Lawson, M.D., Ph.D., which provides for his at-will employment. Dr. Lawson’s employment agreement was subsequently amended, effective November 9, 2020, to reflect his transition to the role of Chief Surgical Officer. Dr. Lawson’s employment agreement provides for an initial annual base salary of $550,000, which will be reviewed by the Humacyte Board from time to time but may not be reduced except in connection with a uniform reduction of the salaries of all similarly situated executive officers. The amount of any such reduction in Dr. Lawson’s salary may not exceed 10% of his then-current base salary. Dr. Lawson is also eligible to receive an annual incentive bonus of up to 50% of his then-current base salary. The amount of any bonus will be established annually based on objectives determined by Humacyte and Dr. Lawson, and awarded in the sole discretion of the Humacyte Board. In general, except in the event that Dr. Lawson’s employment is terminated without cause or he resigns for good reason, Dr. Lawson must remain employed on the date any annual incentive bonus is paid in order to receive such bonus.

Under the terms of his employment agreement, Humacyte awarded Dr. Lawson an initial stock option award entitling him to purchase 4.55 million shares of Humacyte’s common stock, two-thirds of which award has vested as of the date of this proxy statement/prospectus. The details of this and other historical equity grants made to Dr. Lawson are outlined below in “— Outstanding Equity Awards as of December 31, 2020.”

In the event that Dr. Lawson’s employment is terminated without cause or he resigns for good reason, including Humacyte’s material breach of Dr. Lawson’s employment agreement or an uncured material adverse change in Dr. Lawson’s compensation, as each such term is defined in his employment agreement, Humacyte will be obligated to pay him (i) an amount equal to 12 months of his then-current base salary (payable in substantially equal installments on the same payroll schedule applicable to him immediately prior to the termination of his employment); (ii) a pro rata portion, calculated per diem, of his bonus for the then-current fiscal year (as well as any accrued, earned and unpaid bonus from the preceding fiscal year); and (iii) reimbursement for the cost to Dr. Lawson to continue his and his family’s health insurance under COBRA, for a period of 12 months. Each of the severance payments described above is subject to Dr. Lawson’s timely execution of a general release of potential claims against Humacyte and his compliance with his non-competition agreement.

Douglas L. Blankenship

On October 8, 2018, Humacyte entered into an employment agreement with Douglas L. Blankenship, which provided for his at-will employment as Humacyte’s Chief Financial Officer. The Humacyte Board terminated Mr. Blankenship’s employment as of May 14, 2021. Further details regarding the terms and conditions of Mr. Blankenship’s separation from Humacyte are outlined below in “— Severance and Consulting Agreements with Mr. Blankenship.” Mr. Blankenship’s employment agreement provided for an initial annual base salary of $350,000, to be reviewed by Humacyte from time to time. Mr. Blankenship was also eligible for consideration to receive an annual incentive bonus. The amount of any bonus was to be established annually based on objectives determined by Humacyte and Mr. Blankenship, and awarded in the sole discretion of the Humacyte Board. In general, except in the event that Mr. Blankenship’s employment is terminated without cause or he resigns for good reason, Mr. Blankenship must have remained employed on the date any annual incentive bonus is paid in order to receive such bonus.

Under the terms of his employment agreement, Humacyte awarded Mr. Blankenship an initial stock option award entitling him to purchase one million shares of Humacyte’s common stock, two-thirds of which award has vested as of the date of this proxy statement/prospectus. The details of this equity grant to Mr. Blankenship are outlined below in “— Outstanding Equity Awards as of December 31, 2020.”

Mr. Blankenship’s employment agreement provided that in the event that Mr. Blankenship’s employment is terminated without cause or he resigned for good reason, including Humacyte’s material breach of the employment agreement or an uncured material adverse change in Mr. Blankenship’s compensation, as each such term is defined in his employment agreement, Humacyte would have been obligated to pay him (i) an amount equal to six months of his then-current base salary (payable in substantially equal installments on the same payroll schedule applicable to him immediately prior to the termination of his employment) and (ii) a pro rata portion, calculated per diem, of his bonus for the then-current fiscal year (as well as any accrued, earned and unpaid bonus from the preceding fiscal year). Each of the severance payments described above was subject to Mr. Blankenship’s timely execution of a general release of potential claims against Humacyte and his compliance with his non-competition agreement.

Heather Prichard, Ph.D.

On September 13, 2019, Humacyte entered into an employment agreement with Heather Prichard, Ph.D., which provides for her at-will employment as Humacyte’s Chief Operating Officer. Dr. Prichard’s employment agreement provided for an initial annual base salary of $300,000, to be reviewed by Humacyte from time to time. Dr. Prichard is also eligible for consideration to receive an annual incentive bonus. The amount of any bonus will be established annually based on objectives determined by Humacyte and Dr. Prichard, and awarded in the sole discretion of the Humacyte Board. In general, except in the event that Dr. Prichard’s employment is terminated without cause or she resigns for good reason, Dr. Prichard must remain employed on the date any annual incentive bonus is paid in order to receive such bonus.

In the event that Dr. Prichard’s employment is terminated without cause or she resigns for good reason, including Humacyte’s material breach of Dr. Prichard’s employment agreement or an uncured material adverse change in Dr. Prichard’s compensation, as each such term is defined in her employment agreement, Humacyte will be obligated to pay her (i) an amount equal to six months of her then-current base salary (payable in substantially equal installments on the same payroll schedule applicable to her immediately prior to the termination of her employment) and (ii) a pro rata portion, calculated per diem, of her bonus for the then-current fiscal year (as well as any accrued, earned and unpaid bonus from the preceding fiscal year). Each of the severance payments described above is subject to Dr. Prichard’s timely execution of a general release of potential claims against Humacyte and her compliance with her non-competition agreement.

Severance and Consulting Agreements with Mr. Blankenship

In connection with the termination of Douglas Blankenship’s employment with Humacyte as of May 14, 2021, Humacyte entered into a severance agreement and release (the “Severance Agreement”) with Mr. Blankenship, effective May 17, 2021, which provides for the terms and conditions of Mr. Blankenship’s separation from Humacyte. In connection with his termination of employment, Mr. Blankenship will receive the following severance payments: (i) 6 months continued base salary payments; (ii) a performance bonus for 2020; and (iii) a pro rata portion of any performance bonus that Humacyte awards for 2021. The Severance Agreement further provides that all unvested stock options granted to Mr. Blankenship under the stock option agreement dated December 18, 2018 (the “2018 Stock Option Agreement”) shall become fully vested and exercisable. Any stock options granted to Mr. Blankenship under the stock option agreement dated December 14, 2020, or any other stock option agreement other than the 2018 Stock Option Agreement, that did not vest on or before the separation date are forfeited. Additionally, Mr. Blankenship received an extension of time to exercise vested options until September 1, 2022.

As provided by the terms Severance Agreement, Humacyte and Mr. Blankenship entered into a consulting agreement (the “Consulting Agreement”), pursuant to which Mr. Blankenship will serve as a consultant and independent contractor of Humacyte during the period beginning on June 13, 2021, through December 31, 2021, unless terminated by either Mr. Blankenship or Humacyte pursuant to the terms of the Consulting Agreement.

The foregoing descriptions of the Severance Agreement and the Consulting Agreement are qualified in their entirety by the terms and conditions of such agreements, copies of which are attached as Exhibit 10.25 and Exhibit 10.26 hereto, and the terms of which are incorporated herein by reference.

Expected Changes to Named Executive Officer Compensation in Connection with the Business Combination

Humacyte has historically granted stock options with exercise prices that are equal to the fair market value of its common stock on the date of grant as determined by the Humacyte Board. The exercise price of all stock options granted after the closing of the Business Combination will be equal to the fair market value of shares of the Combined Company’s common stock on the date of grant.

Appointment of New Chief Financial Officer

On May 18, 2021, Dale A. Sander replaced Douglas L. Blankenship as Chief Financial Officer and Treasurer of the Company. Mr. Sander does not appear in the summary compensation table because he was not a named executive officer of the Company prior to May 18, 2021.

Outstanding Equity Awards as of December 31, 2020

The following table provides information regarding outstanding stock options held by Humacyte’s named executive officers as of December 31, 2020. All awards in the table below that were granted prior to July 2015 were granted under Humacyte’s 2005 Stock Option Plan, as amended, or the 2005 Plan, and awards granted subsequent to such date were granted under Humacyte’s 2015 Omnibus Incentive Plan, as amended, or the 2015 Plan, each as described in more detail under “— Equity Incentive and Other Compensation Plans” below.

Name	Grant date	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Laura E. Niklason, M.D., Ph.D.(2)	11/22/2013	1,000,000	—	0.31	11/22/2023
	09/01/2015	50,000	—	0.671	09/01/2025
	03/09/2016	600,000	—	0.671	03/09/2026
	09/14/2016	1,000,000	—	0.901	09/14/2026
	04/12/2018	333,333	166,667	1.717	04/12/2028
	12/14/2020	—	10,000	2.699	12/14/2030
Jeffrey H. Lawson, M.D., Ph.D.	12/11/2015	375,000	—	0.671	12/11/2025
	12/15/2016	250,000	—	0.901	12/15/2026
	04/12/2018	300,000	150,000	1.717	04/12/2028
	06/28/2018	3,033,333	1,516,667	2.226	06/28/2028
	12/14/2020	—	10,000	2.699	12/14/2030
Douglas L. Blankenship	12/18/2018	1,000,000	—	—	09/01/2022	(3)
	12/14/2020	—	10,000	2.699	08/14/2021	(4)
Heather Prichard, Ph.D.	01/21/2011	10,000	—	0.30	01/21/2021	(5)
	12/14/2012	25,000	—	0.30	12/14/2022
	11/22/2013	300,000	—	0.31	11/22/2023
	12/11/2015	300,000	—	0.671	12/11/2025
	04/12/2018	400,000	200,000	1.717	04/12/2028
	12/14/2020	—	10,000	2.699	12/14/2030

____________

(1)      All options granted to Humacyte’s named executive officers that are reported in this table vest annually in three equal installments commencing on the first anniversary of the applicable vesting commencement date, except for the options granted on December 14, 2020, which vest as follows: (i) one-fifth on the first anniversary of the vesting commencement date, (ii) two-fifths in equal installments over a period of 24 months commencing on the first anniversary of the vesting commencement date, (iii) one-fifth upon the submission of a BLA and (iv) one-fifth upon FDA approval of one of Humacyte’s product candidates. The vesting of the options may be accelerated in connection with certain corporate transactions, which generally include certain change in control transactions and are more fully described in the applicable incentive plan.

(2)      Table does not reflect the grant of an option to purchase 5,000,000 shares of Humacyte common stock at a purchase price per share of $2.699, which was made to Dr. Niklason in January 2021.

(3)      In connection with Mr. Blankenship’s severance arrangements, the vesting of any unvested options to purchase shares of Humacyte Common Stock granted to Mr. Blankenship on December 18, 2018 was accelerated. Additionally, Mr. Blankenship received an extension of time to exercise these vested options until September 1, 2022.

(4)      Awards that were unvested at the time of Mr. Blankenship’s termination were forfeited.

(5)      Option exercised in January 2021 prior to expiration.

Equity Incentive and Other Compensation Plans

Annual Bonus Plan

The board of directors of the Combined Company expects to adopt an annual bonus plan, referred to as the bonus plan, which will become effective upon the completion of the Business Combination. The bonus plan will be administered by the Combined Company’s compensation committee following the completion of the Business Combination. The bonus plan will remain in effect until terminated by the board of directors of the Combined Company.

The bonus plan will allow the Combined Company’s compensation committee to grant cash incentive awards to eligible employees, including the named executive officers. Awards may, but need not, be subject to performance goals established by the compensation committee in its sole discretion, and such performance goals may be on the basis of any factors the compensation committee determines relevant, and may be on an individual, divisional, business unit, segment or company-wide basis. The performance goals may differ from participant to participant and from award to award. The compensation committee will have sole discretion to determine the extent to which performance goals have been satisfied and the actual award payout based on such performance.

The compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award payout. The actual award payout may be below, at or above a participant’s target award, in the compensation committee’s discretion. The compensation committee may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and is not required to establish any allocation or weighting with respect to the factors it considers.

Actual award payouts will be made in a cash lump sum as soon as practicable after the end of the particular performance period, but in no event later than March 15 of the calendar year immediately following the calendar year in which the applicable performance period ends. Participants will generally be required to remain continuously employed through the payment date in order to receive their actual award payout, unless otherwise determined by the compensation committee.

The board of directors of the Combined Company will have the authority to amend, suspend or terminate the bonus plan at any time and for any reason, provided that such change may not materially and adversely affect a participant’s rights with respect to any earned bonus that has been paid. The compensation committee and the board of directors of the Combined Company will have the authority to amend or terminate any target award granted under the bonus plan at any time and for any reason.

2021 Plan

On       , 2021, AHAC’s Board approved, subject to AHAC stockholder approval, the Humacyte, Inc. 2021 Long-Term Incentive Plan, or the 2021 Plan, effective as of and contingent on the consummation of the Business Combination. If the 2021 Plan is approved by AHAC stockholders, New Humacyte will be authorized to grant equity and cash incentive awards to eligible service providers under the 2021 Plan. A copy of the 2021 Plan is attached to this proxy statement/prospectus as Annex D.

The 2021 Plan will replace our 2015 Plan on the date the 2021 Plan becomes effective, except that any awards previously granted under the 2015 Plan will remain in effect pursuant to their original terms (other than with respect to the adjustment required under the Business Combination Agreement to reflect the Business Combination). No additional awards may be granted under the 2015 Plan after the 2021 Plan becomes effective.

Authorized Shares

AHAC will initially reserve a pool of shares of New Humacyte common stock for issuance under the 2021 Plan equal to 7.5% of the aggregate number of shares of New Humacyte issued and outstanding immediately after the closing of the Business Combination. In addition, such aggregate number of shares will automatically increase on January 1 of each year commencing on January 1, 2022, in an amount equal to 5% of the total number of shares of New Humacyte’s capital stock outstanding on December 31 of the preceding year, unless the New Humacyte Board acts prior to January 1 of a given year to provide that the increase for such year will be a lesser number. Subject to the maximum aggregate number of shares that may be issued pursuant to all Award (the “Share Reserve”), the maximum aggregate number of shares which may be issued pursuant to the exercise of ISOs is 700,000,000 shares (the “ISO Limit”). The purpose of the ISO Limit is to comply with section 422 of the Code so that the 2021 Plan does not reach the ISO Limit before the Share Reserve by reason of shares being added back to the 2021 Plan as described below.

Shares issued under the 2021 Plan will include authorized but unissued or reacquired shares of New Humacyte common stock. Any shares of common stock underlying any awards that are (i) forfeited, cancelled, or reacquired by New Humacyte prior to vesting, (ii) that expire, (iii) that are paid out in cash rather than shares, (iv) are tendered or withheld in payment of an award exercise or purchase price, (v) are tendered or withheld in satisfaction of tax withholding obligations with respect to an award or (vi) are not issued upon net settlement of a stock appreciation, will be added back to the shares of common stock available for issuance. The New Humacyte shares underlying any award granted under the 2015 Plan that are forfeited, cancelled or reacquired by New Humacyte prior to vesting, that expire or that are paid out in cash rather than shares after the effective date of the 2021 Plan will become available for grant and issuance under the 2021 Plan. Any shares that are added back to the 2021 Plan for any reason may not be issued pursuant to ISOs. Shares underlying any substitute awards that the Combined Company grants to employees, directors or consultants of a business that is acquired by the Combined Company will not count against the number of shares reserved for issuance under the 2021 Plan.

Plan Administration

The New Humacyte Board will administer the 2021 Plan, and will be authorized to delegate any or all of its powers under the Plan to one or more committees. The board of directors or committee administering the 2021 Plan is referred to herein as the “administrator.” The New Humacyte Board is permitted to delegate to one or more officers the power to grant awards to its employees and officers, subject to certain limitations.

Awards

Under the 2021 Plan, the administrator has the authority to award nonstatutory stock options and ISOs, SARs, restricted stock, RSUs, unrestricted stock, performance awards and other forms of awards. All awards will be granted pursuant to an award agreement. Awards other than ISOs can be granted to employees, directors and consultants, but ISOs can only be granted to employees.

The administrator has the authority to set the terms of all awards. In particular, the administrator is authorized to determine the service-based or performance-based vesting criteria applicable to awards granted under the 2021 Plan, as set out in the award agreement. The award agreement will also specify any circumstances under which awards may be forfeited.

The value of all awards awarded under the 2021 Plan and all other cash compensation paid by New Humacyte to any non-employee director on the New Humacyte Board in any calendar year for service as a non-employee director shall not exceed $750,000, or $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board.

Options and SARs.    With respect to options and SARs, the administrator will determine the exercise price applicable thereto within the terms and conditions of the plan, provided that the exercise price per share subject to an option or SAR cannot be less than 100% of the fair market value of our common stock on the date of grant (however, an option may be granted with an exercise price lower than 100% of the fair market value on the date of grant of such award if such award is granted as a substitution for an option or SAR in accordance with the provisions and requirements of Section 409A and, if applicable, 424 of the Code). The administrator also has authority to determine the term of stock options and SARs granted under the 2021 Plan, up to a maximum of 10 years. The administrator may, but is not required to, permit a grantee to exercise any part or all of his or her stock options prior to full vesting. Except as otherwise provided in an award agreement, if an optionholder terminates employment or service for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. If an optionholder’s employment or service relationship ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months. Options generally terminate immediately upon the termination of an optionholder’s employment or service for cause. In no event may an option be exercised beyond the expiration of its term. Payment for shares issued upon the exercise of a stock option may be made either by certified or bank check, or such other means as the administrator may accept. Subject to the approval of the administrator, options may be exercised pursuant to such cashless exercise procedures as may be approved and implemented by the administrator from time to time, including pursuant to broker-assisted exercise transactions and/or net exercise procedures. The 2021 Plan does not permit the repricing of options or SARs without shareholder approval.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all stock plans maintained by New Humacyte may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Humacyte’s total combined voting power or that of any of New Humacyte’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock.    Except as otherwise provided in an award agreement, if a grantee of restricted stock terminates employment or service during the applicable restriction period, the Combined Company has the right to repurchase all or part of the shares of restricted stock still subject to restriction from the grantee at the issue price or at another stated or formula price (or to require forfeiture if such shares were issued at no cost). Additionally, unless otherwise determined by the administrator, grantees of restricted stock are entitled to receive all dividends and other distributions paid with respect to their shares of restricted stock, subject to such terms and conditions as the administrator may determine.

Restricted Stock Units.    An RSU may be settled in any form specified by the administrator in the restricted stock agreement, including but not limited to delivery of stock, cash, or a combination of cash and stock as deemed appropriate by the administrator. The administrator may, but need not, provide that grantees of RSUs will be paid or will accrue dividend equivalent payments on each date that dividends are paid with respect to New Humacyte common stock prior to the settlement of their RSUs, subject to such terms and conditions as the administrator may determine. The treatment of any dividends or dividend equivalents shall be set forth in the restricted stock unit agreement at the time the award is granted.

Performance Awards.    The 2021 Plan permits the grant of performance-based stock and cash awards that may vest or become earned and paid contingent upon the attainment of performance goals during a designated performance period, as determined by the administrator and set forth in the applicable award agreement. Performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, subsidiaries, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices, and may be based on financial performance, achievement of strategic objectives, or any other organizational goals, all as determined by the administrator. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the New Humacyte Board will appropriately make adjustments in the method of calculating the attainment of performance goals for a designated performance period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by New Humacyte achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of New Humacyte by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under New Humacyte’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expense under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the board of New Humacyte retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of performance goals and to define the manner of calculating the performance criteria it selects to use for such performance period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the award agreement or the written terms of a performance award.

Other Awards.    The board of New Humacyte may issue other forms of awards, which may, but are not required to be, valued in whole or in part by reference to, or otherwise based on, New Humacyte common stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the fair market value at the time of grant) may also be granted. The board of New Humacyte will have sole and complete discretion to determine the persons to whom and the time or times at which such other awards will be granted, the number of shares of New Humacyte (or the cash equivalent thereof) to be granted and all other terms and conditions of such other awards.

Under the 2021 Plan, awards generally are not transferable other than by will or the laws of descent and distribution, unless otherwise provided by the administrator. A grantee must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before New Humacyte will deliver stock certificates (or other consideration payable pursuant to the award) or otherwise recognize ownership of shares under an award.

Corporate Transactions and Recapitalizations

In the event of a corporate transaction (as defined in the 2021 Plan), each outstanding award will be treated as the administrator determines. The administrator has the right to (1) accelerate the vesting of any or all outstanding stock options and SARs, in whole or in part; (2) make non-forfeitable any or all outstanding restricted stock or RSUs, in whole or in part; or (3) cancel or redeem awards in exchange for cash or another form of consideration, including substitute awards in respect of the capital stock of a successor corporation, all subject to any limitations imposed by applicable law and provided that, if the fair market value of common stock on the date of the corporate transaction does not exceed the exercise price of any option or SAR, the administrator may cancel that option or SAR without any payment of consideration. The administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute awards pursuant to a corporate transaction, such awards shall have their vesting accelerate as to all shares subject to such awards (and any applicable right of repurchase fully lapse) immediately prior to the corporate transaction. In addition, in the event a successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute awards pursuant to a corporate transaction, the administrator will notify the grantee that such award will be exercisable for a period of time determined by the committee in its sole discretion, and such award will terminate upon the expiration of such period. Except as otherwise provided in an award agreement, in the event a successor or acquiring corporation (if any) assumes or replaces an option pursuant to a corporate transaction, and there is an involuntary termination (as defined in the award agreement) of the optionholder’s employment within the 30 days prior to the effective date of the corporate transaction or 12 months following such effective date, such option will vest in full.

Separately, in the event of a stock split or other change in the capital structure of New Humacyte without the company’s receipt of consideration, the 2021 Plan provides for appropriate adjustments, as applicable, to the maximum number and class of shares reserved for issuance under the 2021 Plan, the ISO limit, and the class and number of shares and exercise price or purchase price of outstanding awards under the 2021 Plan.

Plan Amendment or Termination

The New Humacyte Board has the authority to amend, suspend, or terminate the 2021 Plan, although certain material amendments require the approval of the company’s stockholders, and amendments that would adversely affect the rights of any participant require the consent of that participant. In no event will any amendment increase the maximum number of shares of common stock with respect to which awards may be granted under the 2021 Plan without stockholder approval. No awards are permitted to be granted after the tenth anniversary of the earlier of (i) the date the New Humacyte Board adopts the 2021 Plan and (ii) the date the company’s stockholders approve the 2021 Plan, and the 2021 Plan does not permit any awards to be granted while it is suspended or after it is terminated.

The administrator has the authority to amend, modify or terminate any outstanding award, but the grantee will be required to consent to such action unless the amendment, modification or termination would not materially and adversely affect the grantee’s rights under the 2021 Plan, the change is permitted in connection with specified corporate transactions or capitalization adjustments, or the change is required or advisable for New Humacyte, the 2021 Plan or the award to satisfy applicable law or accounting standards.

ESPP

On               , 2021, AHAC’s Board approved, subject to AHAC stockholder approval, the Humacyte, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”), effective as of and contingent on the consummation of the Business Combination. If the ESPP is approved by AHAC stockholders and the Business Combination is consummated, New Humacyte will be authorized to offer eligible employees the ability to purchase shares of New Humacyte stock at a discount, subject to various limitations. A copy of the ESPP is attached to this proxy statement/prospectus as Annex E.

Administration

Subject to the terms and conditions of the ESPP, the ESPP administrator will have discretionary authority to administer and interpret the ESPP and to determine the terms and conditions of the offerings of New Humacyte common stock to be made under the ESPP. Subject to applicable laws and regulations, the ESPP administrator is authorized to delegate administrative tasks under the ESPP to an officer of New Humacyte or other individual or group. Interpretations and constructions of the ESPP administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. No member of the New Humacyte Board or individual exercising administrative authority with respect to the ESPP will be liable for any action or determination made in good faith with respect to the ESPP.

Share Reserve

The initial maximum number of shares of New Humacyte common stock which will be authorized for sale under the ESPP is equal to 1% of the aggregate number of shares of New Humacyte common stock issued and outstanding immediately after the closing of the Business Combination. In addition, such aggregate number of shares may, subject to the approval of the New Humacyte Board, increase on January 1 of each year beginning January 1, 2022, but not after the 10 year anniversary of the effective date of the ESPP, in an amount equal to 1% of the total number of shares of New Humacyte’s capital stock outstanding on December 31 of the preceding year, unless the New Humacyte Board acts prior to January 1of a given year to provide that the increase for such year will be a lesser number. In no event will the maximum aggregate number of shares available for issuance under the ESPP exceed 13,000,000 shares.

Eligibility

Employees eligible to participate in the ESPP for a given offering generally include employees who are employed by New Humacyte or one of its designated subsidiaries on the first day of the offering, subject to any other eligibility requirements that the ESPP administrator may choose to impose (within the limits permitted by the Code).

Participation

Employees will enroll under the ESPP by completing an enrollment form permitting the deduction from their compensation of a whole percentage of their compensation during an offering, subject to a minimum of 1% and a maximum of 15%, or, to the extent permitted by the ESPP administrator for an offering, an employee may authorize a payroll deduction expressed as a flat dollar amount, subject to such terms, conditions and limits as may be established by the ESPP administrator for such offering. Accumulated deductions will be credited to a notional account and applied to the purchase of shares on the exercise date of the offering.

However, an employee will not be permitted to participate in an offering if, immediately after the option to purchase stock in the offering were granted, the employee would own (or be deemed to own through attribution) 5% or more of the total combined voting power or value of all classes of stock of New Humacyte, or of a subsidiary or parent company of New Humacyte. In addition, a participant may not purchase more than 5,000 shares in each offering or any lesser maximum number determined by the ESPP administrator. A participant may not be granted an option that permits the participant’s rights to purchase shares of New Humacyte common stock to accrue at a rate exceeding $25,000 in fair market value of such stock (determined at the time the option is granted) under the ESPP or any other employee stock purchase plan of New Humacyte and its parent and subsidiary companies during any calendar year.

Offering

Under the ESPP, participants are offered the option to purchase shares of New Humacyte common stock at a discount during offerings, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering be longer than 27 months in length.

The option price for an offering will generally be the lower of 85% of the closing trading price per share of New Humacyte common stock on the first day of the offering or 85% of the closing trading price per share on the exercise date, which will occur on the last day of each offering.

Unless a participant has withdrawn from participation in the ESPP before the exercise date of the applicable offering, the participant will be deemed to have exercised the participant’s option in full as of such exercise date. Upon exercise, the participant will purchase the number of whole shares that the participant’s accumulated payroll deductions will buy at the option price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization and withdraw from the offering at any time prior to the end of the offering. Upon withdrawal, the participant will receive a refund of the participant’s notional account balance in cash without interest. If a participant withdraws from an offering, the participant may not later re-enroll in the same offering, but the participant may (if eligible) enroll in any later offering under the ESPP. If a participant wants to increase or decrease the rate of payroll withholding, the participant may do so effective for the next offering by submitting a new enrollment form before the offering for which such change is to be effective.

A participant may not transfer any rights under the ESPP other than by will or the laws of descent and distribution. During a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. The ESPP is unfunded, and all funds received by New Humacyte under the ESPP may be combined with other corporate funds and used for any corporate purpose, unless otherwise required by applicable law.

Adjustments

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off, or other similar change in capitalization or event, or any dividend or distribution to holders of New Humacyte common stock other than an ordinary cash dividend, we will proportionately adjust the number and class of shares approved under the ESPP, the option price for an offering, and the maximum number of shares which a participant may elect to purchase in any single offering. In connection with a reorganization event (as defined in the ESPP), the ESPP administrator may take any of the following actions, or do any combination thereof: (i) determine that each outstanding option will be assumed or an equivalent option substituted by the acquiring or successor corporation (or an affiliate thereof); (ii) upon written notice to participants, provide that all outstanding options will become exercisable to the extent of accumulated payroll deductions as of a specified date that is more than 10 days before the effective date of the applicable reorganization event; (iii) upon written notice to participants, provide that all outstanding options will be cancelled and accumulated payroll deductions will be returned to participants; (iv) if the applicable transaction provides for cash payments to the holders of New Humacyte common stock, provide for cash payments to participants in amounts based on the per-share amount of such cash payments to the shareholders; or (v) if New Humacyte is liquidated or dissolved, provide that options to purchase stock under the ESPP will convert into the right to receive the liquidation proceeds (net of the option price).

Amendment and Termination

The ESPP administrator may amend, suspend or terminate the ESPP at any time. However, if the terms of the ESPP are amended to increase the number of shares approved for the ESPP or in a manner that would require stockholder approval under the rules of Nasdaq, other relevant listing authority or to qualify as an “employee stock purchase plan” under Section 423(b) of the Code, the ESPP administrator may not amend the ESPP without obtaining shareholder approval within 12 months before or after the date such amendment is adopted.

2015 Omnibus Incentive Plan

Humacyte’s 2015 Plan was adopted by the Humacyte Board and approved by its stockholders on July 10, 2015 and July 29, 2015, and amended on February 23, 2018 and June 6, 2018. The 2015 Plan replaced and terminated Humacyte’s 2005 Plan on the date the 2015 Plan was approved by its stockholders, except that any awards previously granted under the 2005 Plan remained in effect pursuant to their terms. The 2015 Plan allows the Humacyte Board to make equity incentive awards to Humacyte’s employees, directors, and consultants. Upon the effective date of the 2021 Plan, the Combined Company will not grant any additional awards under the 2015 Plan. Any awards previously granted under the 2015 Plan and outstanding as of the effective date of the Business Combination will be adjusted to reflect the Business Combination as set forth in the Business Combination Agreement, but will otherwise remain in effect pursuant to their original terms.

Authorized Shares

The maximum aggregate number of shares of Humacyte common stock that may be issued under the 2015 Plan is 27 million shares, and the maximum aggregate number of shares which may be issued thereunder pursuant to ISOs is 27 million shares.

Shares issued under the 2015 Plan include authorized but unissued or reacquired shares of Humacyte common stock. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise or purchase price or tax withholding, reacquired by Humacyte prior to vesting, or that expire are currently added back to the shares of common stock available for issuance under the 2015 Plan. Shares underlying any award issued under the 2005 Plan that remained outstanding after the termination of the 2005 Plan may be returned to the 2015 Plan.

Subject to certain adjustments, the following limits apply to awards granted to any individual in the same fiscal year: (i) in the case of awards that are settled in shares, the maximum aggregate number of shares with respect to which awards may be granted (other than stock options or SARs) is three million, (ii) the maximum aggregate number of shares subject to options is five million, (iii) the maximum aggregate number of shares subject to SARs is three million, (iv) in the case of awards that are settled in cash based on the fair market value of Humacyte common stock, the maximum aggregate amount of cash that may be paid is equal to the per share fair market value of the relevant vesting, payment or settlement date, multiplied by the number of shares described in the preceding clause, and (v) in the case of all awards other than those described in (iv), the maximum aggregate amount of cash and other property (valued at its fair market value) other than shares that may be paid or delivered is $5 million.

Plan Administration

The Humacyte Board administers the 2015 Plan and may delegate any or all of its powers under the plan to one or more of its committees. The Humacyte Board or committee administering the plan is referred to as the administrator. The Humacyte Board may also delegate to one or more of Humacyte’s officers the power to grant awards to its employees, directors and officers, subject to certain limitations. Subject to the terms of the 2015 Plan, the Humacyte Board has the authority to set the terms of all awards.

Awards

The administrator may grant awards under the 2015 Plan of nonstatutory and incentive stock options, SARs, restricted stock, RSUs, unrestricted stock awards and cash incentive awards. All awards are granted pursuant to an award agreement. Awards other than ISOs may be granted to employees, directors and consultants. ISOs may only be granted to employees.

The administrator determines the exercise price for a stock option or SAR within the terms and conditions of the 2015 Plan, provided that the exercise price per share subject to an option or SAR cannot be less than 100% of the fair market value of Humacyte common stock on the date of grant. Options and SARs granted under the 2015 Plan become exercisable at the rate specified by the administrator in the award agreement. The award agreement specifies circumstances under which awards may be forfeited. The administrator determines the term of stock options and SARs granted under the 2015 Plan, up to a maximum of 10 years. An award agreement may permit a grantee to exercise any part or all of his or her stock options or SARs prior to full vesting. Any unvested shares received pursuant to such an exercise may be subject to a repurchase right in favor of Humacyte or to any other restriction the administrator determines to be appropriate.

Any shares of Humacyte’s common stock awarded under any restricted stock award agreement may be subject to forfeiture to Humacyte in accordance with a vesting schedule determined by the administrator and award agreements for restricted stock and RSUs will be subject to restrictions imposed by the administrator, as it deems appropriate. Generally, if a grantee of restricted stock terminates employment or service during the applicable restriction period, Humacyte has the right to repurchase all or part of the shares of restricted stock still subject to restriction from the grantee at the issue price or at another stated or formula price.

Corporate Transactions

The 2015 Plan provides that in the event of specified corporate transactions (which consist of certain change in control transactions), each outstanding award will be treated as the administrator determines. The administrator may (1) accelerate the vesting of any or all outstanding stock options and SARs, in whole or in part; (2) make non-forfeitable any or all outstanding restricted stock or RSUs, in whole or in part; or (3) cancel or redeem awards in exchange for cash or another form of consideration, including substitute awards in respect of the capital stock of a successor corporation.

Humacyte’s stock option agreements generally provide for accelerated vesting of the unvested portions of any option award in the event of an involuntary termination (as such term is defined in the relevant stock option agreement) of a grantee’s employment during the period that commences 30 days prior to the effective date of a corporate transaction and that ends 12 months following the effective date of such transaction.

Additionally, the number and class of securities available under the 2015 Plan, the exercise price per share of each stock option or SAR, and the repurchase price per share for each restricted stock award or RSU award is subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off or other similar change in capitalization.

Plan Amendment or Termination

The Humacyte Board has the authority to alter, amend, suspend or terminate the 2015 Plan in whole or in part, provided that the Humacyte Board will obtain stockholder approval of any plan amendment to the extent necessary to comply with applicable law, rule or regulation. In no event will any amendment increase the maximum number of shares of common stock with respect to which awards may be granted under the 2015 Plan without stockholder approval. The administrator may amend, modify or terminate any outstanding award, but the grantee will be required to consent to such action unless the amendment, modification or termination would not materially and adversely affect the grantee’s rights under the 2015 Plan or the change is permitted in connection with specified corporate transactions or capitalization adjustments.

2005 Stock Plan

Humacyte’s 2005 Plan was adopted by the Humacyte Board and approved by its stockholders in June 2005. The 2005 Plan generally allowed the Humacyte Board to make equity-based incentive awards to Humacyte’s employees, officers, directors, and consultants. The maximum aggregate number of shares of Humacyte common stock that could be issued under the 2005 Plan was 8,372,064 shares. The 2015 Plan replaced the 2005 Plan on the date the 2015 Plan was approved by Humacyte’s stockholders, except that any awards previously granted under the 2005 Plan remained in effect pursuant to their terms.

Plan Administration

The 2005 Plan is administered by the Humacyte Board. The Humacyte Board could also delegate to one or more of Humacyte’s officers the power to grant awards to other employees and officers. Subject to the terms of the 2005 Plan, the Humacyte Board had the authority to fix the terms of all awards.

Awards

Under the 2005 Plan, Humacyte could grant awards of nonstatutory and ISOs, performance shares, restricted stock, SARs, dividend equivalent awards, and other stock-based awards to employees, directors, officers and consultants. ISOs could only be granted to employees. All awards were granted pursuant to an award agreement.

The Humacyte Board determined the exercise price for a stock option, within the terms and conditions of the 2005 Plan, provided that the exercise price of an ISO could not be less than the fair market value of Humacyte’s common stock on the date of grant.

Corporate Transactions

The 2005 Plan provided that, subject to certain accounting considerations, in the event of a change in control (as defined in the 2005 Plan), the Humacyte Board could, in its sole discretion at any time upon the occurrence of a change in control, determine that all or a portion of a participant’s outstanding options would become fully exercisable, and all or a portion of the restrictions on outstanding awards would lapse. Upon the occurrence of any transaction or event not constituting a change in control but which the Humacyte Board deemed to be, or to be reasonably likely to lead to, an effective change in control, the Humacyte Board could, in its sole discretion, declare all outstanding options to be fully exercisable and all restrictions on all outstanding awards to have lapsed as of such date as it might, in its sole discretion, declare, which could have been on or before the consummation of the transaction or event. The Humacyte Board could also, in its sole discretion at any time, determine that all or a portion of a grantee’s options would become fully or partially exercisable and that all or a part of the restrictions on all or portion of the outstanding awards would lapse as of the date that the Humacyte Board might, in its sole discretion, declare.

401(k) Plans

Humacyte maintains two 401(k) retirement savings plans (“the 401(k) Plans”), for its employees, including the named executive officers, who satisfy certain eligibility requirements. The 401(k) Plans are intended to qualify as tax-qualified plans under Section 401(k) of the Code. The named executive officers are eligible to participate in the 401(k) Plans on the same basis as Humacyte’s other employees. The Code allows eligible employees to contribute, on a pre-tax basis, a portion of their salary, within prescribed limits, through contributions to the 401(k) Plans. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Humacyte matches employee contributions up to 4% of each employee’s compensation.

Director Compensation

The following table sets forth information regarding compensation paid to Humacyte’s non-employee directors during 2020, which included an annual cash retainer for director service. As the chairperson of Humacyte’s audit committee in 2020, Mr. Sander received an additional cash retainer of $4,290. Compensation paid to Dr. Niklason in connection with her service on the Humacyte Board is outlined above in “— Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)(2)		All Other Compensation ($)		Total ($)
Brady W. Dougan	50,000		—		—		50,000
Dale A. Sander	54,290	(3)	26,990	(4)	43,333	(5)	124,613
Kathleen Sebelius	50,000		—		—		50,000
Max Wallace, J.D.	50,000		—		—		50,000

____________

(1)      The amount reported here does not reflect the actual economic value that may be realized by the director. In accordance with SEC rules, this amount represents the grant date fair value of the option award, calculated in accordance with Accounting Standards Update 2018-07, “Compensation — Stock Compensation (Topic 718).” For additional information regarding the assumptions used in calculating the grant date fair value of the stock options reported in this table, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates — Stock-Based Compensation.”

(2)      As of December 31, 2020, the following non-qualified stock option awards held by Humacyte’s directors were outstanding: (i) options held Mr. Dougan to acquire 115,000 shares of common stock, (ii) options held by Mr. Sander to acquire 225,000 shares of common stock, (iii) options held by Ms. Sebelius to acquire 215,000 shares of common stock and (iv) options held by Mr. Wallace to acquire 190,000 shares of common stock.

(3)      Mr. Sander was appointed as Humacyte’s Chief Corporate and Commercial Development Officer in November 2020. Accordingly, his fees earned or paid in cash for service on the Humacyte Board have been prorated to reflect the portion of 2020 during which he was providing consulting services to Humacyte in that role. For additional information regarding the relationship between Mr. Sander and Humacyte related to his role as Chief Corporate and Commercial Development Officer, see “Certain Relationships and Related Party Transactions — Humacyte Related Party Transactions — Other Transactions — Consulting Agreement with Dale Sander.”

(4)      Reflects an non-qualified stock option to purchase 10,000 shares of Humacyte common stock, which was granted in December 2020 as compensation for consulting services rendered to Humacyte by Mr. Sander in his role as Humacyte’s Chief Corporate and Commercial Development Officer during 2020.

(5)      Reflects $43,333 granted as compensation for consulting services rendered to Humacyte by Mr. Sander in his role as Humacyte’s Chief Corporate and Commercial Development Officer during 2020. The $43,333 in compensation earned by Mr. Sander for his services as Humacyte’s Chief Corporate and Commercial Development Officer was paid in January 2021. Additionally, the table does not reflect the grant of an option to purchase 700,000 shares of Humacyte common stock at a purchase price per share of $2.699, which was made to Mr. Sander in January 2021.

A director who is also a Humacyte employee receives no additional compensation for his or her service as a director. Dr. Niklason was appointed President and Chief Executive Officer of Humacyte in November 2020. Following her appointment, Dr. Niklason no longer received additional compensation for serving as a director in 2020. See “— Summary Compensation Table” for additional information regarding the compensation paid to Dr. Niklason during 2020.

BENEFICIAL OWNERSHIP

The following table and accompanying footnotes set forth information regarding the (1) actual beneficial ownership of shares of AHAC Common Stock as the Record Date, and (2) expected beneficial ownership of shares of New Humacyte common stock immediately following the consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “maximum redemption scenario” as described below) by:

•        AHAC’s current executive officers and directors;

•        each person who is expected to become one of the executive officers or directors of New Humacyte following the Business Combination, assuming the Director Election Proposal is approved;

•        all of AHAC’s current executive officers and directors as a group, and all of the executive officers and directors of New Humacyte, assuming the Director Election Proposal is approved, as a group; and

•        each person who is known to be the beneficial owner of more than 5% of the outstanding AHAC Common Stock or is expected to be the beneficial owner of more than 5% of shares of New Humacyte common stock following the Business Combination.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security, or has the right to acquire such powers within 60 days. The table below assumes the Private Placement Warrants held by the Sponsor are exercisable within 60 days of the Record Date.

The beneficial ownership of shares of AHAC Common Stock prior to the Business Combination is calculated based on 12,855,000 shares of AHAC Common Stock (consisting of 10,355,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock) issued and outstanding as of the Record Date. For purposes of the table below, voting power represents the combined voting power of Class A Common Stock and Class B Common Stock owned beneficially by such person and, on all matters to be voted upon, the holders of the Class A Common Stock and the Class B Common Stock vote together as a single class. Currently, all of the Class B Common Stock are convertible into Class A Common Stock on a one-for-one basis.

The expected beneficial ownership of shares of New Humacyte common stock following the Business Combination is calculated based on 105,934,776 shares of New Humacyte common stock expected to be outstanding immediately following consummation of the Business Combination and assumes an exchange ratio for converting each share of Humacyte preferred stock and/or Humacyte common stock into shares of New Humacyte common stock of 0.26260. Such expected number of shares of New Humacyte common stock outstanding amount includes shares that are expected to be issued in connection with the PIPE Investment.

The expected beneficial ownership of shares of New Humacyte common stock following the Business Combination also assumes two redemption scenarios as follows:

•        Assuming No Redemption:    This presentation assumes that no Public Stockholders of AHAC exercise redemption rights with respect to their Public Shares.

•        Assuming Maximum Redemption:    This presentation assumes that 10,000,000 shares of AHAC Class A Common Stock are redeemed, which excludes 355,000 shares of Class A Common Stock held by the Sponsor and AHAC’s other initial stockholders who have agreed to waive their redemption rights, at an assumed redemption price of approximately $10.00 per share based on the funds held in the Trust Account as of December 31, 2020 for an aggregate payment of $100.0 million.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock.

	AHAC Pre-Business Combination		New Humacyte Post-Business Combination
	AHAC Common Stock		Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	% of Outstanding Shares of AHAC Common Stock	Number of Shares	%	Number of Shares	%
Directors and Executive Officers of AHAC
Rajiv Shukla(2)(3)	2,852,500	22.2%	2,852,500	2.7%	2,852,500	3.0%
Patrick A. Sturgeon(4)	—	—	—	—	—	—
Terrance L. Carlson	25,000	*	25,000	*	25,000	*
Brian Robertson	25,000	*	25,000	*	25,000	*
Bruce A. Springer	25,000	*	25,000	*	25,000	*
Kevin Xie	25,000	*	25,000	*	25,000	*
All Director and Executive Officers of AHAC as a Group (6 Individuals)	2,952,500	23.0%	2,952,500	2.8%	2,952,500	3.1%

Directors and Executive Officers of the Combined Company After Consummation of the Business Combination
Laura E. Niklason, M.D., Ph.D.(5)	425,000	3.3%	22,883,377	21.4%	22,883,377	23.6
Dale A. Sander(6)	—	—	56,458	*	56,458	*
Heather Prichard, Ph.D.(7)	—	—	324,310	*	324,310	*
William Tente, M.S.(8)	—	—	361,074	*	361,074	*
Jeffrey H. Lawson, M.D., Ph.D.(9)	—	—	1,477,124	1.4	1,477,124	1.5
Kiernan T. DeAngelis(10)	—	—	33,192	*	33,192	*
Brady W. Dougan(11)	425,000	3.3	22,883,377	21.4	22,883,377	23.6
Emery N. Brown, M.D., Ph.D.	—	—	—	—	—	—
Kathleen Sebelius(12)	—	—	56,458	*	56,458	*
Rajiv Shukla(2)(3)	2,852,500	22.0	2,852,500	2.7	2,852,500	3.0
Max Wallace, J.D.(13)	—	—	86,751	*	86,751	*
Susan Windham-Bannister, Ph.D.	—	—	—	—	—	—
Gordon M. Binder	—	—	—	—	—	—
Michael T. Constantino	—	—	—	—	—	—
Todd M. Pope	—	—	—	—	—	—
All Directors and Executive Officers of the Combined Company as a Group (12 Individuals)	3,282,500	25.2%	28,136,244	28.4%	28,136,244	31.3

Five Percent Holders
Ayabudge LLC(14)	—	—%	20,452,735	19.3%	20,452,735	21.3
Fresenius Medical Care Holdings, Inc.(15)	—	—	18,312,925	17.3	18,312,925	19.1
The GYF Trust(16)	—	—	8,942,164	8.4	8,942,164	9.3
AHAC Sponsor LLC(2)(3)	2,852,500	22.2	2,852,500	2.7	2,852,500	3.0
Glazer Capital, LLC(17)	750,127	5.8	750,127	*	750,127	*
Parian Global Management LP(18)	844,734	6.6	844,734	*	844,734	*

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of each of the following entities and individuals is 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

(2)      AHAC Sponsor LLC is the record holder of such shares. Mr. Rajiv Shukla is the managing member of the Sponsor. By virtue of this relationship, Mr. Shukla may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Mr. Shukla disclaims beneficial ownership of the shares held of record by the Sponsor except to the extent of his pecuniary interest therein.

(3)      Consists of (i) 305,000 shares of Class A Common Stock, (ii) 2,400,000 shares of Class B Common Stock and (iii) the right to acquire 152,500 shares of Class A Common Stock within 60 days upon the exercise of Warrants.

(4)      Mr. Sturgeon holds an interest in the Sponsor. Mr. Sturgeon disclaims beneficial ownership of the shares held of record by the Sponsor except to the extent of his pecuniary interest therein.

(5)      Pre-Business Combination, consists of 425,000 shares of Class A Common Stock held by Mr. Brady W. Dougan. Post-Business Combination, consists of (i) 1,148,254 shares of New Humacyte common stock held by Dr. Niklason, (ii) 827,190 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date held by Dr. Niklason, (iii) 425,000 shares of New Humacyte common stock held by Mr. Dougan, (iv) 30,198 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date held by Mr. Dougan, (v) 18,930,235 shares of New Humacyte common stock held by Ayabudge LLC and (vi) 1,522,500 shares of New Humacyte common stock expected to be acquired in the PIPE Investment by Ayabudge LLC. Dr. Niklason is married to Mr. Dougan and Mr. Dougan has sole voting and dispositive power over the shares held by Ayabudge LLC. By virtue of these relationships, Dr. Niklason may be deemed to share beneficial ownership of the securities held of record by Mr. Dougan and Ayabudge LLC.

(6)      Consists of 56,458 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date.

(7)      Consists of (i) 2,625 shares of New Humacyte common stock and (ii) 321,685 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date.

(8)      Consists of (i) 52,519 shares of New Humacyte common stock and (ii) 308,555 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date.

(9)      Consists of 1,477,124 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date.

(10)    Consists of 33,192 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date.

(11)    Pre-Business Combination, consists of 425,000 shares of Class A Common Stock held by Mr. Dougan. Post-Business Combination, consists of (i) 1,148,254 shares of New Humacyte common stock held by Dr. Laura Niklason, (ii) 827,190 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date held by Dr. Niklason, (iii) 425,000 shares of New Humacyte common stock held by Mr. Dougan, (iv) 30,198 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date held by Mr. Dougan, (v) 18,930,235 shares of New Humacyte common stock held by Ayabudge LLC and (vi) 1,522,500 shares of New Humacyte common stock expected to be acquired in the PIPE Investment by Ayabudge LLC. Mr. Dougan is married to Dr. Niklason and Mr. Dougan has sole voting and dispositive power over the shares held by Ayabudge LLC. By virtue of these relationships, Mr. Dougan may be deemed to share beneficial ownership of the securities held of record by Dr. Niklason and Ayabudge LLC.

(12)    Consists of 56,458 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date.

(13)    Consists of (i) 49,987 shares of New Humacyte common stock and (ii) 36,764 shares of New Humacyte common stock subject to options exercisable within 60 days of the Record Date.

(14)    Consists of (i) 18,930,235 shares of New Humacyte common stock held by Ayabudge LLC and (ii) 1,522,500 shares of New Humacyte common stock expected to be acquired in the PIPE Investment by Ayabudge LLC. Mr. Brady Dougan has sole voting and dispositive power over the shares held by Ayabudge LLC. Ayabudge LLC has pledged 18,930,236 shares to certain lenders in connection with a financing arrangement.

(15)    The business address of Fresenius Medical Care Holdings, Inc. is 920 Winter Street, Waltham, Massachusetts 02451. Consists of (i) 15,812,925 shares of New Humacyte common stock held by Fresenius Medical Care Holdings, Inc. and (ii) 2,500,000 shares of New Humacyte common stock expected to be acquired in the PIPE Investment by Fresenius Medical Care Holdings, Inc.

(16)    Consists of (i) 7,142,164 shares of New Humacyte common stock held by PTC Trustees GY Limited as Trustee of The GYF Trust and (ii) 1,800,000 shares of New Humacyte common stock expected to be acquired in the PIPE Investment by PTC Trustees GY Limited as Trustee of The GYF Trust. Mr. Gavril Abramovich Yushvaev has sole voting and dispositive power over the shares held by PTC Trustees GY Limited. The address of the business office of PTC Trustees GY Limited as Trustee of The GYF Trust is 37 Metochiou Street, Agios Andreas, 1101 Nicosia, Cyprus.

(17)    Solely based on review of a Schedule 13G filed with the SEC on February 16, 2021, the shares of Class A Common Stock reported are held by certain funds and managed accounts to which Glazer Capital, LLC serves as investment manager. Paul J. Glazer serves as the Managing Member of Glazer Capital, LLC. The address of the business office of each of the reporting persons is 250 West 55th Street, Suite 30A, New York, New York 10019. Each of the reporting persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(18)    Solely based on review of a Schedule 13G filed with the SEC on March 1, 2021, the shares of Class A Common Stock reported are held by Parian Global Management LP (“Parian”) in its capacity as investment manager to Parian Global Master Fund LP and one or more other private investment vehicles. CCZG LLC serves as general partner of Parian and Zachary C. Miller is the managing member of CCZG LLC. The address of the business office of each of the reporting persons is c/o Parian Global Management LP, One Grand Central Place, 60 E. 42nd Street, Suite 850, New York, New York 10165. Each of the reporting persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

AHAC’s Code of Conduct and Ethics requires AHAC to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the Board (or the appropriate committee of the Board) or as disclosed in AHAC’s public filings with the SEC. Under AHAC’s Code of Conduct and Ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. Additionally, AHAC’s related party transaction policy sets forth the policies and procedures for the review and approval or ratification of related party transactions. This policy covers any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which AHAC is a participant and a related party had or will have a direct or indirect material interest, as determined by the audit committee of AHAC’s Board, including, without limitation, purchases of goods or services by or from the related party or entities in which the related party has a material interest, and indebtedness, guarantees of indebtedness or employment by AHAC of a related party. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

AHAC’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related party transactions to the extent that AHAC enters into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction.

AHAC Related Party Transactions

Founder Shares

On July 20, 2020, AHAC issued 2,875,000 shares of Class B Common Stock to the Sponsor for $25,000, or approximately $0.01 per share. The Founder Shares included an aggregate of up to 375,000 shares that were subject to forfeiture if the over-allotment option granted to the underwriters in connection with the Initial Public Offering was not exercised by the underwriters in full. The over-allotment option was not exercised by the underwriters and therefore, as of December 31, 2020, 2,500,000 Founder Shares are issued and outstanding.

Promissory Note — Related Party

On July 1, 2020, AHAC issued an unsecured promissory note to the Sponsor, pursuant to which AHAC may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the Initial Public Offering. This loan was non-interest bearing, unsecured, and due on the earlier of (a) March 31, 2021 or (b) the date on which AHAC completed the Initial Public Offering. As of December 31, 2020, AHAC had $95,136 in borrowings outstanding under the promissory note. The note was paid in full in January 2021 out of offering proceeds not held in the Trust Account.

Administrative Service Fee

AHAC has agreed to pay an affiliate of the Sponsor a monthly fee of an aggregate of $10,000 for general and administrative services including office space, utilities and secretarial and administrative support. This arrangement will terminate upon completion of a business combination or the liquidation of AHAC. For the period July 1, 2020 through December 31, 2020, AHAC accrued $34,334 of administrative fees as a due to related party payable.

Related Party Loans

In addition, in order to finance transactions costs in connection with a business combination, the Sponsor, or certain of AHAC’s officers, directors, or their affiliates may, but are not obligated to, loan to AHAC funds as may be required. If AHAC completes a business combination, AHAC would repay the Working Capital Loans out of the proceeds of the Trust Account released to AHAC. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, AHAC may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be converted into units of the post-business combination entity at a price of $10.00 per unit.

Registration Rights

The holders of the Founder Shares, Units issued in the Concurrent Private Placement (including securities contained therein) and Units issued in the Initial Public Offering (including securities contained therein) that may be issued upon conversion of Working Capital Loans, and any shares of Class A Common Stock issuable upon the exercise of the Warrants issued in the Concurrent Private Placement and any shares of Class A Common Stock and Warrants (and underlying Class A Common Stock) that may be issued upon conversion of the Units issued as part of the Working Capital Loans and Class A Common Stock issuable upon conversion of the Founder Shares, will be entitled to registration rights pursuant to the registration rights agreement requiring AHAC to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A Common Stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that AHAC registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial business combination and rights to require AHAC to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. AHAC will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

On September 22, 2020, the underwriters were paid an underwriting discount of 2.0% of the gross proceeds of the Initial Public Offering, or $2,000,000. In addition, the underwriters are entitled to a deferred underwriting fee of 3.5% of the gross proceeds of the Initial Public Offering upon the completion of AHAC’s initial business combination. The underwriters have agreed that up to 1% of the deferred underwriting fee may be re-directed to other FINRA member firms that have provided services in connection with the identification and consummation of a business combination, in the sole discretion of AHAC; provided, that all such payments to other FINRA member firms may only be made if permitted under applicable law.

AHAC may reduce the deferred underwriting fee by up to 50% based on stockholders redeeming their shares for their pro-rata amount of the proceeds in the Trust Account; provided, however, that (a) the underwriters’ maximum deferred underwriting fee reduction based on stockholder redemptions will be 50% regardless of whether stockholder redemptions exceed 50%; and (b) any sums paid to other advisors as discussed above, will be credited against the reduction of and added back to the deferred underwriting fee payable to the underwriters; and (c) under no circumstance will the deferred underwriting fee be less than 1.75% of the gross proceeds of the initial public offering. As of December 31, 2020, AHAC accrued a deferred underwriting fee of $1,847,788.

Humacyte Related Party Transactions

PIPE Investment

In connection with the execution of the Business Combination Agreement, AHAC entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, and AHAC agreed to sell to the PIPE Investors, an aggregate of 17,500,000 shares of Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $175 million, in the PIPE Investment.

The table below sets forth the number of shares of Class A Common Stock to be purchased by Humacyte’s related parties:

Related Person	Shares of Class A Common Stock	Cash Purchase Price
Ayabudge LLC	1,522,500	$15,225,000
Fresenius Medical Care Holdings, Inc.	2,500,000	$25,000,000
PTC Trustees GY Limited as Trustee of The GYF Trust	1,800,000	$18,000,000

AHAC is party to an engagement letter with Exos pursuant to which Exos is acting as a private placement agent to AHAC in connection with the PIPE Investment. Exos will receive a $5.5 million fee for serving as a placement agent for the PIPE Investment, payable upon the closing of the PIPE Investment. In addition, AHAC is required to reimburse Exos for its reasonable fees incurred in connection with services, in an amount not to exceed $10,000. AHAC has also agreed to indemnify Exos as is customary with respect to placement agent arrangements.

Brady Dougan, the chairman of the Humacyte Board, is the founder and chief executive officer of Exos. Laura Niklason, Humacyte’s chief executive officer and president, is the spouse of Brady Dougan.

Stockholder Support Agreement

In connection with the execution of the Business Combination Agreement, the Supporting Humacyte Stockholders, who hold 77.1% of Humacyte’s outstanding capital stock, entered into the Humacyte Support Agreement pursuant to which they have agreed to vote in favor of the Business Combination, among other items, at a meeting of Humacyte stockholders called to approve the Business Combination (or to act by written consent approving the Business Combination).

Indemnification Agreements

It is anticipated that the board of directors of the Combined Company will, in connection with consummating the Business Combination, approve and direct the Combined Company to enter into customary indemnification agreements with the persons intended to serve as directors and executive officers of the Combined Company following the Business Combination.

Equity Financings

Series C Preferred Financing

In February and March 2018, Humacyte issued and sold an aggregate of 42,808,208 shares of its Series C preferred at a purchase price of $1.752 per share, for an aggregate purchase price of $75 million.

Series D Preferred Financing

On June 25, 2018, Humacyte issued and sold to Fresenius Medical Care 60,216,780 shares of its Series D preferred at a purchase price of $2.491 per share, for an aggregate purchase price of $150 million.

The following table summarizes the shares of Series C preferred and Series D preferred acquired by Humacyte’s directors, executive officers, or holders of more than 5% of its capital stock, or any member of the immediate family of the foregoing persons, in the financing transactions described above.

Related Person	Series C Preferred	Series D Preferred	Cash Purchase Price
Gavril Abramovich Yushvaev(1)	12,246,619	—	$36,158,711.03
Fresenius Medical Care Holdings, Inc.	—	60,216,780	$149,999,998.98

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(1)      Mr. Yushvaev subsequently transferred these shares to PTC Trustees GY Limited as Trustee of The GYF Trust, of which he is the settlor for the benefit of himself and certain of his family members.

Related Stockholder Agreements

In connection with the financing transactions described above, Humacyte entered into certain agreements with its stockholders. A brief description of the material terms of those agreements, as amended and restated at the time of its Series D preferred financing, are set forth below.

Amended and Restated Investors’ Rights Agreement

Humacyte has entered into an amended and restated investors’ rights agreement (the “Humacyte investor rights agreement”) with the holders of the outstanding Humacyte preferred stock, including the related parties described in the chart above. The Humacyte investor rights agreement generally provides these holders the right to demand that Humacyte file a registration statement or request that their shares be covered by a registration statement Humacyte is otherwise filing. The Humacyte investor rights agreement further provides these holders pro rata participation rights and, with respect to certain holders of Humacyte preferred stock, information and inspection rights. The Humacyte investor rights agreement also grants Fresenius Medical Care, as the holder of the Series D preferred, certain Humacyte Board observer rights. To the extent the Humacyte investor rights agreement does not terminate in accordance with its terms, Humacyte intends to amend the agreement and terminate it at the Closing of the Business Combination.

Amended and Restated Right of First Refusal and Co-Sale Agreement

Humacyte is a party to an amended and restated right of first refusal and co-sale agreement (“RoFR”) with certain holders of its capital stock, including the related parties described in the chart above. Pursuant to the RoFR, (i) Humacyte and the holders of the Humacyte preferred stock have a right of first refusal in respect of certain transfers of its capital stock by the stockholders party to the RoFR and (ii) the holders of Humacyte preferred stock have a right of co-sale under certain circumstances in respect of certain shares of its capital stock held by Brady W. Dougan. To the extent the RoFR does not terminate in accordance with its terms, Humacyte intends to amend the agreement and terminate it at the Closing of the Business Combination.

Amended and Restated Voting Agreement

Pursuant to an amended and restated voting agreement (“Voting Agreement”), certain holders of Humacyte’s capital stock, including the related parties described in the chart above, have agreed to vote their shares in specified ways with respect to the election of the Humacyte Board. Specifically, the stockholders that are party to the Voting Agreement have agreed to vote their respective shares to elect (i) one individual designated by holders of at least 51% of the Series C preferred, referred to as the Series C designee, (ii) two individuals designated by holders of at least 51% of the Series B preferred, referred to as the Series B designees, (iii) one individual designated by holders of at least 51% of the Series A preferred, referred to as the Series A designee, (iv) two individuals designated by holders of at least 51% of the Humacyte common stock, one of whom must be Humacyte’s chief executive officer, and who collectively are referred to as the common designees, and (v) up to three additional individuals who are independent and designated by holders of at least 51% of the Humacyte preferred stock and Humacyte common stock voting together as a single class, referred to as the mutual designees. Pursuant to these terms, (i) Ms. Cox has been elected as the Series C designee, (ii) Mr. Sander and Ms. Sebelius have been elected as the Series B designees, (iii) Mr. Dougan has been elected as the Series A designee, (iv) Dr. Lawson and Dr. Niklason have been elected as the common designees, and (v) Mr. Anderson, Mr. Langer and Mr. Wallace have been elected as the mutual designees.

The Voting Agreement also contains a drag-along provision. To the extent the Voting Agreement does not terminate in accordance with its terms, Humacyte intends to amend the agreement and terminate it at the Closing of the Business Combination, and none of Humacyte’s stockholders will have any special rights regarding the election or designation of members of the Combined Company’s board of directors or the voting of the capital stock of the Combined Company.

Other Transactions

Distribution Agreement with Fresenius Medical Care

In June 2018, Humacyte entered into a distribution agreement with Fresenius Medical Care, pursuant to which Fresenius Medical Care has the exclusive right to develop outside of the United States and EU and commercialize outside of the United States, among other things, Humacyte’s 6 millimeter x 42cm HAV and all improvements thereto, and modifications and derivatives thereof (including any changes to the length, diameter, or configuration of the foregoing), referred to as the distribution product, for use in in vascular creation, repair and, replacement or construction (including renal replacement therapy for dialysis access, the treatment of vascular trauma, and the treatment of PAD, but excluding coronary artery bypass graft, pediatric heart surgery, or adhering pancreatic islet cells onto the outer surface of the distribution product for use in diabetic patients). For additional information regarding the terms of the distribution agreement, see “Information about Humacyte — Business — Distribution.”

Arrangements with Yale University

Humacyte made research gifts to Yale University of $500,000 in 2018, $422,000 in 2019 and $500,000 in 2020, for use toward research efforts in regenerative medicine. Humacyte also has entered into three license agreements with Yale University and has made payments of license fees and other expenses to Yale, as described further in the section titled “Information about Humacyte — Business — Intellectual Property.”

Employment Agreement with William Tente, M.S.

On September 13, 2019, Humacyte entered into an employment agreement with William Tente, M.S., which provides for his at-will employment as Humacyte’s Chief Regulatory Officer. Mr. Tente’s employment agreement provided for an initial annual base salary of $319,300, to be reviewed by Humacyte from time to time. Mr. Tente is also eligible for consideration to receive an annual incentive bonus. The amount of any bonus will be established annually based on objectives determined by Humacyte and Mr. Tente, and awarded in the sole discretion of the Humacyte Board. In general, except in the event that Mr. Tente’s employment is terminated without cause or he resigns for good reason, Mr. Tente must remain employed on the date any annual incentive bonus is paid in order to receive such bonus.

In the event that Mr. Tente’s employment is terminated without cause or he resigns for good reason, including Humacyte’s material breach of Mr. Tente’s employment agreement or an uncured material adverse change in Mr. Tente’s compensation, as each such term is defined in his employment agreement, Humacyte will be obligated to pay him (i) an amount equal to six months of his then-current base salary (payable in substantially equal installments on the same payroll schedule applicable to her immediately prior to the termination of his employment) and (ii) a pro rata portion, calculated per diem, of his bonus for the then-current fiscal year (as well as any accrued, earned and unpaid bonus from the preceding fiscal year). Each of the severance payments described above is subject to Mr. Tente’s timely execution of a general release of potential claims against Humacyte and his compliance with his non-competition agreement.

Consulting Agreement with Dale Sander

In January 2021, Humacyte entered into a consulting agreement with Dale Sander. Under the consulting agreement, Humacyte paid Mr. Sander a consulting fee of $25,000 per month and reimbursed his reasonable and documented expenses. In connection with the entry into this consulting agreement, the Humacyte Board granted to Mr. Sander an option to purchase 700,000 shares of Humacyte common stock at an exercise price per share of $2.699. This consulting agreement was terminated effective as of April 29, 2021.

Related Person Transactions Policy Following the Business Combination

Upon consummation of the Business Combination, it is anticipated that the Combined Company’s board of directors will adopt a written Related Person Transactions Policy that sets forth the Combined Company’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of the Combined Company’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Combined Company or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to the Combined Company as an employee, consultant or director will not be considered related person transactions under this policy. A “related person” is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of the Combined Company’s voting securities, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of the Combined Company’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to the Combined Company’s audit committee (or, where review by the Combined Company’s audit committee would be inappropriate, to another independent body of the Combined Company’s board of directors) for review. To identify related person transactions in advance, Humacyte will rely on information supplied by the Combined Company’s executive officers, directors and certain significant stockholders.

The Combined Company’s audit committee will approve only those transactions that it determines are fair to the Combined Company and in the Combined Company’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

DESCRIPTION OF NEW HUMACYTE’S SECURITIES AFTER THE BUSINESS COMBINATION

As a result of the Business Combination, AHAC stockholders who receive shares of Class A Common Stock will become the stockholders of the Combined Company. Your rights as the Combined Company stockholders will be governed by Delaware law and the Proposed Charter, if approved, and AHAC’s Bylaws. The following description of the material terms of the Combined Company’s securities reflects the anticipated state of affairs upon completion of the Business Combination.

In connection with the Business Combination, AHAC will amend and restate the Current Charter. The following summary of the material terms the Combined Company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter is attached as Annex C to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter and the Bylaws in their entirety for a complete description of the rights and preferences of the Combined Company securities following the Business Combination.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of 270,000,000 shares, consisting of 250,000,000 shares of common stock, $0.0001 par value per share, and 20,000,000 shares of preferred stock, $0.0001 par value. As of the Record Date, there were 10,355,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock outstanding. In connection with the Business Combination and subject to the terms of the Current Charter, all shares of outstanding Class B Common Stock will automatically be converted into shares of Class A Common Stock. No shares of preferred stock are currently outstanding.

Common Stock

The Proposed Charter, which AHAC will adopt if the Charter Amendment Proposal is approved, provides the following with respect to the rights, powers, preferences and privileges of the New Humacyte common stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New Humacyte common stock possess all voting power for the election of the Combined Company’s directors and all other matters requiring stockholder action. Holders of New Humacyte common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of New Humacyte common stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Combined Company’s board of directors in its discretion out of funds legally available therefor. AHAC has not historically paid any cash dividends on its Class A Common Stock or Class B Common Stock to date and does not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends in the future will be dependent upon New Humacyte’s revenues and earnings, if any, capital requirements and general financial conditions. In no event will any stock dividends or stock splits or combinations of stock be declared or made on New Humacyte common stock unless the shares of New Humacyte common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of the Combined Company’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the New Humacyte common stock will be entitled to receive an equal amount per share of all of the Combined Company’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the New Humacyte common stock.

Preferred Stock

The Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. New Humacyte’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. New Humacyte’s board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the New Humacyte common stock and could have anti-takeover effects. The ability of New Humacyte’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New Humacyte or the removal of existing management. AHAC has no preferred stock currently outstanding.

Registration Rights

AHAC, certain of the Humacyte stockholders and certain of the AHAC stockholders will enter into an Investor Rights and Lock-up Agreement, pursuant to which, among other things, such stockholders will be granted certain registration rights with respect to certain shares of securities held by them. A copy of the Investor Rights and Lock-up Agreement is attached as Exhibit 10.2 hereto and incorporated herein by reference.

Anti-Takeover Provisions

Proposed Charter and Bylaws

Among other things, the Proposed Charter and Bylaws will:

•        permit the Combined Company’s board of directors to issue up to 20,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•        provide that the number of directors of the Combined Company may be changed only by resolution of the Combined Company’s board of directors;

•        provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of at least 66 ⅔% of all of the Combined Company’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•        provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•        provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•        provide that Special Meetings of the Combined Company’s stockholders may be called the Combined Company’s board of directors pursuant to a resolution adopted by a majority of the board;

•        provide that the Combined Company’s board of directors will be divided into three classes of directors, with the classes to be as nearly equal as possible, and with the directors serving three-year terms (see the section titled “Management of the Combined Company”), therefore making it more difficult for stockholders to change the composition of the board of directors; and

•        not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of New Humacyte common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions will make it more difficult for the existing stockholders to replace the Combined Company’s board of directors as well as for another party to obtain control of the Combined Company by replacing the Combined Company’s board of directors. Because the Combined Company’s board of directors will have the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock will make it possible for the Combined Company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of the Combined Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Combined Company’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Combined Company’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Combined Company’s shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of the Combined Company’s stock.

Certain Anti-Takeover Provisions of Delaware Law

AHAC is currently subject to the provisions of Section 203 of the DGCL and the Combined Company will also be subject to these provisions. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of a corporation’s assets. However, the above provisions of Section 203 would not apply if:

•        the relevant board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by the board of directors and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These provisions may have the effect of delaying, deferring, or preventing changes in control of the Combined Company.

Warrants

Public Warrants

Each whole Warrant issued in the Initial Public Offering (“Public Warrant”) entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the Initial Public Offering and 30 days after the completion of AHAC’s initial business combination. Pursuant to the warrant agreement, a Public Warrant holder may exercise its Public Warrants only for a whole number of shares of Class A Common Stock. This means that only a whole Public Warrant may be exercised at any given time by a Public Warrant holder. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade.

The Public Warrants will expire five years after the completion of AHAC’s initial business combination, at 5:00 P.M., New York City time, or earlier upon redemption or liquidation.

AHAC will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to AHAC satisfying its obligations described below with respect to registration. No Public Warrant will be exercisable and AHAC will not be obligated to issue shares of Class A

Common Stock upon exercise of a Public Warrant unless Class A Common Stock issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will AHAC be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised Public Warrants, the purchaser of a Unit containing such Public Warrant will have paid the full purchase price for the Unit solely for the share of Class A Common Stock underlying such Unit.

AHAC has not registered the shares of Class A Common Stock issuable upon exercise of the Public Warrants. However, AHAC has agreed that as soon as practicable, but in no event later than 15 business days after the closing of AHAC’s initial business combination, AHAC will use its best efforts to file with the SEC a registration statement covering the shares of Class A Common Stock issuable upon exercise of the Public Warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A Common Stock until the Public Warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A Common Stock issuable upon exercise of the Public Warrants is not effective by the 60th business day after the closing of AHAC’s initial business combination, Public Warrant holders may, until such time as there is an effective registration statement and during any period when AHAC will have failed to maintain an effective registration statement, exercise Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the Class A Common Stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of AHAC’s initial business combination, Public Warrant holders may, until such time as there is an effective registration statement and during any period when AHAC shall have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Public Warrants on a cashless basis.

Once the Public Warrants become exercisable, AHAC may call the Public Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per Warrant;

•        upon not less than 30 days’ prior written notice of redemption given after the Public Warrants become exercisable (the “30-day redemption period”) to each Public Warrant holder; and

•        if, and only if, the reported last sale price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the Public Warrants become exercisable and ending three business days before AHAC sends the notice of redemption to the Public Warrant holders.

If and when the Public Warrants become redeemable by AHAC, AHAC may not exercise its redemption right if the issuance of shares of Class A Common Stock upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or AHAC is unable to effect such registration or qualification.

AHAC has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and AHAC issues a notice of redemption of the Public Warrants, each Public Warrant holder will be entitled to exercise its Public Warrant prior to the scheduled redemption date. However, the price of the Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 Warrant exercise price after the redemption notice is issued.

If AHAC calls the Public Warrants for redemption as described above, AHAC’s management will have the option to require any holder that wishes to exercise its Public Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” AHAC’s management will consider, among other factors, AHAC’s cash position, the number of Warrants that are outstanding and the dilutive effect on AHAC’s stockholders of issuing the maximum number of shares of Class A Common Stock issuable upon the exercise of the Public Warrants. If AHAC’s management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If AHAC’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Public Warrant redemption. AHAC believes this feature is an attractive option to AHAC if the company does not need the cash from the exercise of the Public Warrants after its initial business combination. If AHAC calls the Public Warrants for redemption and AHAC’s management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other Public Warrant holders would have been required to use had all Warrant holders been required to exercise their Warrants on a cashless basis.

A holder of a Public Warrant may notify AHAC in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each whole Public Warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock. A rights offering to holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if AHAC, at any time while the Public Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A Common Stock on account of such shares of Class A Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A Common Stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (i) to modify the substance or timing of AHAC’s obligation to allow redemption in connection with its initial business combination or certain amendments to AHAC’s charter prior thereto or to redeem 100% of our Class A Common Stock if AHAC does not complete its initial business combination within 24 months from the closing of the Initial Public Offering or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of Public Shares upon AHAC’s failure to complete its initial business combination, then the Public Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A Common Stock in respect of such event.

If the number of outstanding shares of AHAC Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A Common Stock (other than those described above or that solely affects the par value of such shares of Class A Common Stock), or in the case of any merger or consolidation of AHAC with or into another corporation (other than a consolidation or merger in which AHAC is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of AHAC as an entirety or substantially as an entirety in connection with which AHAC is dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. However, if less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the Public Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the Public Warrants in order to determine and realize the option value component of the Public Warrant. This formula is to compensate the Public Warrant holder for the loss of the option value portion of the Public Warrant due to the requirement that the Public Warrant holder exercise the Public Warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and AHAC. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

In addition, if (x) AHAC issues additional shares of Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at a Newly Issued Price (as defined in the warrant agreement) of less than $9.20 per share of Class A Common Stock (with such issue price or effective issue price to be determined in good faith by AHAC’s Board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of AHAC’s initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the Market Value (as defined in the warrant agreement) is below $9.20 per share, then the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to AHAC, for the number of Public Warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of Class A Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share of Class A Common Stock held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, AHAC will, upon exercise, round down to the nearest whole number of shares of Class A Common Stock to be issued to the warrant holder.

Private Placement Warrants

Some of the terms and provisions of the Private Placement Warrants are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. The Private Placement Warrants (including the Class A Common Stock issuable upon exercise of the Private Placement Warrants), however, will not be transferable, assignable or salable until 30 days after the completion of AHAC’s initial business combination. They will also be exercisable on a cashless basis and will not be redeemable by AHAC so long as they are held by the Sponsor, the underwriters or their permitted transferees. The Sponsor, the underwriters or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than the Sponsor, the underwriters or their permitted transferees, the Private Placement Warrants will be redeemable by AHAC and exercisable by the holders on the same basis as the Public Warrants. In addition, for as long as the Private Placement Warrants are held by the underwriters or their designees or affiliates, they may not be exercised after five years from the effective date of the registration statement in connection with the Initial Public Offering in accordance with FINRA Rule 5110(f)(2)(G)(i).

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Private Placement Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Private Placement Warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of Warrant exercise is sent to the warrant agent. The reason that AHAC has agreed that these Private Placement Warrants will be exercisable on a cashless basis so long as they are held by the Sponsor, the underwriters or their permitted transferees is because it is not known at this time whether they will be affiliated with AHAC following an initial business combination. If they remain affiliated with AHAC, their ability to sell AHAC’s securities in the open market will be significantly limited. AHAC expects New Humacyte to have policies in place that prohibit insiders from selling New Humacyte securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell New Humacyte securities, an insider cannot trade in New Humacyte securities if he or she is in possession of material non-public information. Accordingly, unlike Public Stockholders who typically could sell the shares of Class A Common Stock issuable upon exercise of the Public Warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, AHAC believes that allowing the holders to exercise such Private Placement Warrants on a cashless basis is appropriate.

Loan Agreement Warrants

In March 2021, Humacyte entered into the Loan Agreement with Silicon Valley Bank and SVB Innovation Credit Fund VIII, L.P., which provides a term loan facility of up to $50.0 million with a maturity date of March 1, 2025.

In connection with the Loan Agreement, the lenders were each granted a warrant to purchase Humacyte common stock with an exercise price of $2.699 per share, subject to customary adjustments (the “Loan Agreement Warrants”). The Loan Agreement Warrants are immediately exercisable for an aggregate of 1,095,616 shares of Humacyte common stock. If Humacyte receives the first $10 million term loan tranche under the Loan Agreement, then upon such receipt, the Loan Agreement Warrants (if not yet exercised at such time) will be exercisable for an additional 469,550 shares of Humacyte common stock in the aggregate. The Loan Agreement Warrants and Business Combination Agreement provide that upon the closing of the Business Combination, the Loan Agreement Warrants will be cancelled in exchange for Rollover Warrants (as that term is defined in the Business Combination Agreement). For further information, please see Section 2.5(b) of the Business Combination Agreement.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

AHAC is incorporated under the laws of the State of Delaware and the rights of AHAC stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and AHAC’s Bylaws. In connection with the Business Combination, AHAC stockholders will vote on the Proposed Charter, which (if approved) will become effective as of the Closing. AHAC, subsequent to the Business Combination, is referred to as New Humacyte. Following the Business Combination, the rights of AHAC stockholders will continue to be governed by Delaware law but will no longer be governed by the Current Charter and instead will be governed by the Proposed Charter (if approved).

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of AHAC stockholders under the Current Charter and the Bylaws (left column) and under the Proposed Charter and the Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the governing documents described herein. The summary below is subject to, and qualified in its entirety by reference to, the full text of the Current Charter and Bylaws and the Proposed Charter, which is attached to this proxy statement/prospectus as Annex C, as well as the relevant provisions of the DGCL. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being an AHAC stockholder before the Business Combination and being a New Humacyte stockholder following the completion of the Business Combination.

For more information on the Charter Amendment Proposal and the Advisory Charter Amendment Proposals, see the sections entitled “Proposal 2: The Charter Amendment Proposal” and “Proposal 3: The Advisory Charter Amendment Proposals.”

AHAC	New Humacyte
Name Change
AHAC’s current name is Alpha Healthcare Acquisition Corp.	AHAC will change its corporate name to Humacyte, Inc.
Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized in Delaware. In addition, AHAC has the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of AHAC, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination.

The purpose of the corporation will be to engage in any lawful act or activity for which corporations may be organized in Delaware.
Authorized Capital Stock

The total number of shares of all classes of capital stock which AHAC is authorized to issue is 111,000,000 shares, each with a par value of $0.0001 per share, consisting of:

AHAC Common Stock. The authorized common stock of AHAC consists of (i)110,000,000 shares of common stock, including 100,000,000 shares of Class A Common Stock, of which 10,355,000 were issued and outstanding as of June 10, 2021, and (ii) 10,000,000 shares of Class B Common Stock, of which 2,500,000 were issued and outstanding as of June 10, 2021.

AHAC preferred stock. The authorized preferred stock of AHAC consists of 1,000,000 shares of preferred stock, of which no shares were issued and outstanding as of June 10, 2021.

The total number of shares of all classes of capital stock which the Corporation is authorized to issue will be 270,000,000 shares each with a par value of $0.0001 per share.

New Humacyte common stock. The authorized common stock of New Humacyte will consist of 250,000,000 shares of common stock.

New Humacyte preferred stock. The authorized preferred stock of New Humacyte will consist of 20,000,000 shares of preferred stock.

AHAC	New Humacyte
Rights of Preferred Stock

The Current Charter permits AHAC’s Board to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series, to fix the voting rights, if any, powers, designations, preference and relative, participating, optional, special, and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. The rights of each series of preferred stock shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series of preferred stock and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL.

The Proposed Charter would permit the New Humacyte Board to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series, to fix the voting rights, if any, powers, designations, preference and relative, participating, optional, special, and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. The rights of each series of preferred stock shall be stated in the resolution or resolutions adopted by the board providing for the issuance of such series of preferred stock and included in a Preferred Stock Designation filed pursuant to the DGCL.

Conversion

The Class B Common Stock shall convert into Class A Common Stock on a one-for-one basis at the option of the holder and automatically on the closing of the Business Combination, provided that in the case of the additional issuance of certain securities above specified amounts, the conversion ratio shall be adjusted. The adjustment of the conversion ratio may be waived by written consent of a majority of the holders of Class B Common Stock, but in no event shall the conversion ratio be less than one-to-one.

Any right of conversion of New Humacyte preferred stock, as it may be issued from time to time, into any other series of preferred stock or common stock of New Humacyte, shall be fixed by the board as part of the preferred stock’s terms.

Number and Qualification of Directors

Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitute the AHAC shall be determined from time to time by resolution of the majority of the Board. Directors need not be stockholders of AHAC.

Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitute the New Humacyte Board shall be determined from time to time by resolution of the majority of the board. Directors need not be stockholders of New Humacyte.

Structure of Board; Election of Directors

Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. Under the Current Charter, the Board is classified into three classes of directors with staggered terms of office.

If the number of directors changes, the change will be distributed to keep the class sizes as close as possible, but a decrease in the number of directors will not shorten the term of any incumbent. If one or more series of preferred stock are granted the right to elect one or more directors, those directors shall be excluded from the allocation of directors into three classes unless otherwise expressly provided in the applicable Preferred Stock Designation.

Subject to the rights of the holders of one or more series of preferred stock to elect directors, the election of directors shall be determined by a plurality of the votes cast.

Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. Under the Proposed Charter, the New Humacyte Board will be classified into three classes of directors with staggered terms of office.

If the number of directors changes, the change will be distributed to keep the class sizes as close as possible, but a decrease in the number of directors will not shorten the term of any incumbent. If one or more series of preferred stock are granted the right to elect one or more directors, those directors shall be excluded from the allocation of directors into three classes unless otherwise expressly provided in the applicable Preferred Stock Designation.

Subject to the rights of the holders of one or more series of preferred stock to elect directors, the election of directors shall be determined by a plurality of the votes cast.

AHAC	New Humacyte
Removal of Directors

Directors may be removed at any time, but only for cause and only by the affirmative vote of the majority of the voting power of all then outstanding capital shares of AHAC entitled to vote in the election of directors, voting together as a single class.

Directors may be removed at any time, but only for cause and only by the affirmative vote of at least 66 ⅔% of the voting power of all then outstanding capital shares of New Humacyte entitled to vote in the election of directors, voting together as a single class.

Voting

Except as otherwise required by statute, the Current Charter or any Preferred Stock Designation, the AHAC Common Stock possesses all power of voting, and each share of AHAC Common Stock shall entitle the holder to one vote. The AHAC Common Stock shall generally vote as a single class.

Subject to the rights of the holders of preferred stock to elect directors pursuant to the terms of one or more series of preferred stock, at all meetings at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes, unless the matter is one upon which, by applicable law, the Current Charter, the Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control.

The AHAC Common Stock shall not have the right to vote on any amendment to the Current Charter affecting the rights of any class of preferred stock or AHAC Common Stock if the Charter, including any Preferred Stock Designation, grants exclusive rights to vote on the amendment to one or more specified series of preferred stock or AHAC Common Stock.

In addition, the powers, preferences, and rights of the Class B Common Stock may not be modified without the prior vote or written consent of a majority of the holders of the Class B Common Stock then outstanding.

Except as otherwise required by statute, the Proposed Charter or any Preferred Stock Designation that may be adopted, the New Humacyte common stock will possess all power of voting, and each share of New Humacyte common stock shall entitle the holder to one vote.

Subject to the rights of the holders of preferred stock to elect directors pursuant to the terms of one or more series of preferred stock, as it may be issued from time to time, at all meetings at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes, unless the matter is one upon which, by applicable law, the Proposed Charter, the Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control.

The New Humacyte common stock shall not have the right to vote on any amendment to the Proposed Charter affecting the rights of any class of preferred stock that may be issued, or New Humacyte common stock, if the Proposed Charter, including any Preferred Stock Designation which may be subsequently adopted, grants exclusive rights to vote on the amendment to one or more specified series of preferred stock or New Humacyte common stock.

Supermajority Voting Provisions

Any amendment to Article IX of the Current Charter, restricting certain actions by AHAC prior to the Business Combination requires an affirmative vote of at least 65% of the holders of all then outstanding shares of AHAC Common Stock.

The Bylaws provide that any amendments to Article VIII of the Bylaws, concerning indemnification of directors, officers, and other specified individuals, requires an affirmative vote of at least 66.7% of the voting power of all outstanding shares of capital stock of AHAC.

Removal of any director during their term may only be for cause and must be pursuant to the affirmative vote of at least 66 ⅔% of the voting power of all then outstanding capital shares of New Humacyte entitled to vote in the election of directors, voting together as a single class.

The affirmative vote of (i) two-thirds of the directors then in office and (ii) the holders of at least 66 ⅔% of the then outstanding shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal the provisions of the Proposed Charter governing the election and functions of the board and the provisions governing amendments to the Proposed Charter.

AHAC	New Humacyte
Cumulative Voting

Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation; however, the Current Charter bars cumulative voting.

Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation; however, the Proposed Charter bars cumulative voting.

Vacancies on the Board of Directors

Vacancies may be filled exclusively by a majority of the directors then in office, though less than a quorum, or by a sole remaining director (and not by stockholders). Any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Vacancies may be filled exclusively by a majority of the directors then in office, though less than a quorum, or by a sole remaining director (and not by stockholders). Any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Special Meeting of the Board of Directors

AHAC’s Bylaws provide that special meetings of the AHAC may be called by the Chairman of the Board, the President, the Secretary or on written request of at least a majority of directors then in office. Notice of the special meeting must be provided to directors in advance unless waived. Unless otherwise specified in the Charter or Bylaws or by statute, the Board may undertake any business permitted at a regular meeting at a special meeting and the meeting notice need not disclose the purpose of the meeting.

New Humacyte’s Bylaws will provide that special meetings of the New Humacyte Board may be called by the Chairman of the Board, the President, the Secretary or on written request of at least a majority of directors then in office. Notice of the special meeting must be provided to directors in advance unless waived. Unless otherwise specified in the Proposed Charter or Bylaws or by statute, the board may undertake any business permitted at a regular meeting at a special meeting and the meeting notice need not disclose the purpose of the meeting.

Amendment to Certificate of Incorporation

The Current Charter may be amended as permitted under Delaware law.

Prior to an initial Business Combination (as defined in the Current Charter), the Current Charter provides that any amendment to the business combination provisions of the Current Charter requires the approval of the holders of at least 65% of all outstanding shares of AHAC Common Stock.

The Proposed Charter may be amended as permitted under Delaware law.

In addition to any affirmative vote of the holders of any particular class or series of the capital stock of New Humacyte required by law or the Proposed Charter, including any Preferred Stock Designation, the affirmative vote of (i) two-thirds of the directors then in office and (ii) the holders of at least 66 ⅔% of the then outstanding shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal the provisions of the Proposed Charter governing the election and functions of the board and the provisions governing amendments to the Proposed Charter.

Provisions Specific to a Blank Check Company
The Current Charter prohibits AHAC from entering into a Business Combination with solely another blank check company or similar company with nominal operations.	Not applicable.

AHAC	New Humacyte
Amendment of Bylaws

The Board is expressly authorized to adopt, amend, alter or repeal the Bylaws on affirmative vote of the majority of directors. In addition, the Bylaws may be adopted, amended, altered or repealed by AHAC stockholders by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock of AHAC entitled to vote in the election of directors, voting together as a class. Adoption and amendment of the Bylaws by stockholders shall not invalidate any prior act of the Board that would have been valid absent the adoption of the new Bylaws.

The board would be expressly authorized to adopt, amend, alter or repeal the Bylaws on affirmative vote of the majority of directors. In addition, the Bylaws could be adopted, amended, altered or repealed by New Humacyte stockholders by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock of New Humacyte entitled to vote in the election of directors, voting together as a class. Adoption and amendment of the Bylaws by stockholders would not invalidate any prior act of the board that would have been valid absent the adoption of the new Bylaws.

Quorum

Board of Directors.    A majority of the total number of duly elected directors then in office shall constitute a quorum, except as may be otherwise specifically provided by statute, the Bylaws or the Current Charter.

Stockholders.    The holders of a majority of the shares of capital stock of AHAC issued and outstanding and entitled to vote shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Current Charter. If a matter may only be voted on by one or more specified series of AHAC Common Stock or preferred stock, then a majority of the shares of stock issued and outstanding and entitled to vote on that matter shall constitute a quorum.

If a quorum is not present, then the chairman of the meeting shall have power to adjourn the meeting until a quorum attends. The stockholders present at a duly convened meeting may continue to transact business notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Board of Directors.    A majority of the total number of duly elected directors then in office shall constitute a quorum, except as may be otherwise specifically provided by statute, the Bylaws or the Proposed Charter.

Stockholders.    The holders of a majority of the shares of capital stock of New Humacyte issued and outstanding and entitled to vote shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Proposed Charter. If a matter may only be voted on by one or more specified series of New Humacyte common stock or preferred stock, then a majority of the shares of stock issued and outstanding and entitled to vote on that matter shall constitute a quorum.

If a quorum is not present, then the chairman of the meeting shall have power to adjourn the meeting until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Stockholder Action by Written Consent

Under the Current Charter, any action required or permitted to be taken by the stockholders of AHAC must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, other than with respect to the Class B Common Stock with respect to those actions which may be taken by written consent.

Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Humacyte must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

Special Stockholder Meetings

Subject to the rights of any outstanding series of preferred stock and the requirements of law, special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer of AHAC, or by a resolution passed by the majority of the Board. Special meetings may not be called by stockholders or any other person except as specified above. The business transacted at special stockholder meetings shall be limited to the purpose(s) for which the meeting was called, as indicated in the written notice of special meeting sent to stockholders.

Subject to the rights of any outstanding series of preferred stock and the requirements of law, special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer of New Humacyte, or by a resolution passed by the majority of the Board. Special meetings may not be called by stockholders or any other person except as specified above. The business transacted at special stockholder meetings shall be limited to the purpose(s) for which the meeting was called, as indicated in the written notice of special meeting sent to stockholders.

AHAC	New Humacyte
Notice of Stockholder Meetings

Except as otherwise provided in the Bylaws or permitted by statute, all notices of meetings with AHAC stockholders shall be in writing and shall be sent or otherwise given in accordance with AHAC’s Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of meetings also may be given to stockholders by means of electronic transmission in accordance with statute.

Except as may otherwise be provided in the Bylaws or permitted by statute, all notices of meetings with New Humacyte stockholders shall be in writing and shall be sent or otherwise given in accordance with New Humacyte’s Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of meetings also may be given to stockholders by means of electronic transmission in accordance with statute.

Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to AHAC’s Board may be made at an annual meeting or at a special meeting of stockholders at which directors are to be elected pursuant to AHAC’s notice of meeting only by giving notice to the Secretary. Notice must be received by the Secretary at the principal executive offices of AHAC (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by AHAC; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by AHAC. The stockholder’s notice to the Secretary must be in proper form, including all information required by the Bylaws and comply with all applicable requirements of the Exchange Act.

Nominations of persons for election to New Humacyte’s board may be made at an annual meeting or at a special meeting of stockholders at which directors are to be elected pursuant to New Humacyte’s notice of meeting only by giving notice to the Secretary. Notice will be required to be received by the Secretary at the principal executive offices of New Humacyte (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by New Humacyte; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by New Humacyte. The stockholder’s notice to the Secretary must be in proper form, including all information to be required by the Bylaws and comply with all applicable requirements of the Exchange Act.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

In order for a stockholder to bring a matter before the annual meeting, the stockholder must give timely notice to the Secretary of AHAC, as described in AHAC’s Bylaws. The notice requirements are also deemed satisfied if the stockholder complies with the requirements of Rule 14a-8 (or any successor thereof) of the Exchange Act.

In order for a stockholder to bring a matter before the annual meeting, the stockholder will be required to give timely notice to the Secretary of New Humacyte, as described in the Bylaws. The notice requirements will also be deemed satisfied if the stockholder complies with the requirements of Rule 14a-8 (or any successor thereof) of the Exchange Act.

AHAC	New Humacyte
Limitation of Liability of Directors and Officers

To the fullest extent permitted by the DGCL, a director of AHAC shall not be personally liable to AHAC or its stockholders for monetary damages for breach of fiduciary duty as a director, unless they violated their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or redemptions, or derived improper personal benefit from their actions as a director.

To the fullest extent permitted by the DGCL, a director of New Humacyte shall not be personally liable to New Humacyte or its stockholders for monetary damages for breach of fiduciary duty as a director, unless they violated their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or redemptions, or derived improper personal benefit from their actions as a director.

Indemnification of Directors, Officers, Employees and Agents

AHAC is required to indemnify against all expenses to the fullest extent permitted by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate is, was, or agreed to become a director or officer of AHAC or any predecessor of AHAC, or serves or served at any other enterprise as a director or officer at the request of AHAC or any predecessor to AHAC.

New Humacyte will be required to indemnify against all expenses to the fullest extent permitted by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate is, was, or agreed to become a director or officer of New Humacyte or any predecessor of New Humacyte, or serves or served at any other enterprise as a director or officer at the request of New Humacyte or any predecessor to New Humacyte.

Corporate Opportunity Provision
The Current Charter limits the application of the doctrine of corporate opportunity under certain circumstances.	The doctrine of corporate opportunity, as applied under Delaware law, would apply without modification to directors and officers of New Humacyte under the Proposed Charter.
Dividends, Distributions and Stock Repurchases

The Current Charter provides that, subject to applicable law, the rights, if any, of the holders of any outstanding series of AHAC preferred stock and the Current Charter requirements relating to business combinations, holders of shares of AHAC Common Stock are entitled to receive such dividends and other distributions (payable in cash, property or capital stock of AHAC) when, as and if declared thereon by AHAC’s Board from time to time out of any assets or funds legally available therefor and will share equally on a per share basis in such dividends and distributions.

The Proposed Charter provides that, subject to applicable law, the rights, if any, of the holders of any outstanding series of New Humacyte preferred stock that may be issued, holders of shares of New Humacyte common stock are entitled to receive such dividends and other distributions (payable in cash, property or capital stock of New Humacyte) when, as and if declared thereon by New Humacyte’s board from time to time out of any assets or funds legally available therefor and will share equally on a per share basis in such dividends and distributions.

Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding-up of AHAC, after payment of the debts and liabilities of AHAC and subject to the provisions of statute and the Current Charter and any rights of the holders of AHAC preferred stock, the holders of shares of AHAC Common Stock shall be entitled to all remaining assets of AHAC ratably on the basis of Class A Common Stock (on an as-converted basis with respect to the Class B Common Stock) they hold.

In the event of a voluntary or involuntary liquidation, dissolution or winding-up of New Humacyte, after payment of the debts and liabilities of New Humacyte and subject to the provisions of statute and the Proposed Charter and any rights of the holders of any New Humacyte preferred stock that may be issued, the holders of shares of New Humacyte common stock would be entitled to all remaining assets of New Humacyte ratably on the basis of the common stock they hold.

AHAC	New Humacyte
Inspection of Books and Records; Stockholder Lists

Inspection.    Under Section 220 of the DGCL, any AHAC stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from AHAC’s stock ledger, a list of its stockholders and its other books and records.

Voting List.    AHAC will prepare and make available, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.

Inspection.    Under Section 220 of the DGCL, any New Humacyte stockholder, in person or by attorney or other agent, will have, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from New Humacyte’s stock ledger, a list of its stockholders and its other books and records.

Voting List.    New Humacyte will prepare and make available, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.

Choice of Forum

Unless AHAC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is designated in the Current Charter as the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of AHAC, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of AHAC to AHAC or AHAC’s stockholders, (C) any action or proceeding asserting a claim against AHAC arising pursuant to any provision of the DGCL or the Current Charter or Bylaws, (D) any action or proceeding asserting a claim as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. If the suit is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, subject to certain exceptions. This provision does not apply to suits brought to enforce liability or duties created by the Exchange Act or any other claim where the U.S. federal courts have exclusive jurisdiction. This provision also does not apply for any claims made under the Securities Act and the rules and regulations issued thereunder, for which the U.S. federal courts will be the exclusive forum unless AHAC agrees otherwise in writing.

Unless New Humacyte consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is designated in the Proposed Charter as the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of New Humacyte, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of New Humacyte to New Humacyte or New Humacyte’s stockholders, (C) any action or proceeding asserting a claim against New Humacyte arising pursuant to any provision of the DGCL or the Proposed Charter or Bylaws, (D) any action or proceeding asserting a claim as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. If the suit is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, subject to certain exceptions. This provision does not apply to suits brought to enforce liability or duties created by the Exchange Act or any other claim where the U.S. federal courts have exclusive jurisdiction. This provision also does not apply for any claims made under the Securities Act and the rules and regulations issued thereunder, for which the U.S. federal courts will be the exclusive forum unless New Humacyte agrees otherwise in writing.

TICKER SYMBOL, MARKET PRICE AND DIVIDEND POLICY

Ticker Symbol and Market Price

AHAC’s Units, Class A Common Stock and Warrants are currently listed on the Nasdaq Capital Market under the symbols “AHACU,” “AHAC” and “AHACW,” respectively. As of July 21, 2021, the Record Date for the Special Meeting, the closing price for the Class A Common Stock was $9.99.

Dividend Policy

AHAC has not paid any cash dividends on shares of AHAC Common Stock to date and does not intend to pay cash dividends prior to the Closing. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of the Combined Company subsequent to the Closing. The payment of any dividends subsequent to the Business Combination will be within the discretion of the Combined Company’s board of directors. It is the present intention of the Board to retain all earnings, if any, for use in AHAC’s business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future. Further, if AHAC incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants AHAC may agree to in connection therewith.

MANAGEMENT OF THE COMBINED COMPANY

At the effective time of the Business Combination, in accordance with the terms of the Business Combination Agreement and assuming the election of the director nominees set forth in the section entitled “Proposal 5: The Director Election Proposal,” the board of directors and executive officers of the Combined Company will be as follows (ages as of July 23, 2021):

Name	Age	Position(s)
Executive Officers:
Laura E. Niklason, M.D., Ph.D.	58	President, Chief Executive Officer and Director
Dale A. Sander	61	Chief Financial Officer, Chief Corporate Development Officer and Treasurer
Heather Prichard, Ph.D.	44	Chief Operating Officer
William Tente, M.S.	64	Chief Regulatory Officer
Jeffrey H. Lawson, M.D., Ph.D.(4)	57	Chief Surgical Officer and Director
Kiernan T. DeAngelis	51	Chief Medical Officer

Non-Employee Directors:
Gordon M. Binder(2),(4)	85	Director
Emery N. Brown, M.D., Ph.D.(2)	64	Director
Michael T. Constantino(1),(3)	58	Director
Brady W. Dougan	61	Director
Todd M. Pope(1),(3),(4)	55	Director
Kathleen Sebelius(1)	73	Director and Chair
Rajiv Shukla(4)	46	Director
Max Wallace, J.D.(2)	69	Director
Susan Windham-Bannister, Ph.D.(1),(4)	70	Director

____________

(1)      Member of the audit committee.

(2)      Member of the nominating and governance committee.

(3)      Member of the compensation committee.

(4)      Member of the commercial committee.

Executive Officers

Laura E. Niklason, M.D., Ph.D. is the founder of Humacyte and has served as President and Chief Executive Officer since November 2020 and as a member of the Humacyte Board since 2004, and has served in a senior scientist capacity from 2005 through 2020. Dr. Niklason has served as an adjunct professor at Yale University since November 2020 and previously served as the Nicholas M. Greene Professor of Anesthesiology and Biomedical Engineering at Yale University from 2006 to November 2020. She was inducted into the National Academy of Inventors in 2014 and was elected to the National Academy of Medicine and the National Academy of Engineering in 2015 and 2020, respectively. Dr. Niklason is currently on the board of directors of Self Study Inc., a private learning optimization technology company. Dr. Niklason holds a Ph.D. in Biophysics from the University of Chicago and an M.D. from the University of Michigan. Dr. Niklason completed her residency training in anesthesia and intensive care unit medicine at the Massachusetts General Hospital and completed post-doctoral scientific training at the Massachusetts Institute of Technology. Dr. Niklason is married to Mr. Dougan, the chair of the Humacyte Board.

We believe that Dr. Niklason is qualified to serve as a director based on her significant experience in the biotechnology industry, her extensive training in medicine and science and her role as the founder of Humacyte.

Dale A. Sander has served as Humacyte’s Chief Financial Officer and Treasurer since May 2021, as Humacyte’s Chief Corporate Development Officer since November 2020 and as a member of the Humacyte Board since September 2015. He served as the Chief Financial Officer of Bryn Pharma, a privately held life sciences company, from 2019 to 2021. Prior to that, Mr. Sander served as Chief Financial Officer of AVITA Medical Limited, a publicly traded regenerative medicine company, from 2017 to 2019, and as Senior Vice President, Global Accounting Officer at Sutherland Global Services, Inc. from 2012 to 2017. Mr. Sander served as a Senior Manager with Ernst & Young and holds a B.S. in Business Administration from San Diego State University.

Heather Prichard, Ph.D. has served as Humacyte’s Chief Operating Officer since March 2019. Dr. Prichard previously served as Humacyte’s Senior Vice President of Product Development from April 2016 to February 2019 and served in other management roles with Humacyte since 2012. Dr. Prichard joined Humacyte in 2008 and has been instrumental in leading the process and product development teams for its HAV through all phases of clinical development. Prior to joining Humacyte, Dr. Prichard held roles at The Procter & Gamble Company in research, development, and engineering from June 1999 to August 2002. Dr. Prichard holds a Ph.D. in Biomedical Engineering with a focus on investigating the healing response to implantable tissue engineered biomaterials from Duke University and a B.A. in Chemical Engineering from the Georgia Institute of Technology.

William Tente, M.S. has served as Humacyte’s Chief Regulatory Officer since March 2018. Mr. Tente joined Humacyte in 2008 and served in a variety of leadership roles, including as Vice President of Manufacturing and Regulatory Affairs, prior to his promotion to Chief Regulatory Officer. Previously, Mr. Tente served as Vice President of Operations for Neurotech USA, Inc., a biotechnology company, from July 2002 to August 2007, Director of Operations of Chimeric Therapies, Inc., a former clinical-stage biotechnology company, from January 1998 to June 2002, and Director of Clinical Production at CytoTherapeutics, Inc., a former clinical-stage biotechnology company, from 1992 to 1998. Mr. Tente was elected to the United States Pharmacopeia (USP) Council of Experts in 1998 and served as the Chairman of its Expert Committee on Gene Therapy, Cell Therapy and Tissue Engineering Products from 2005 to 2010. Mr. Tente holds a B.S. and M.S. in cell biology and microbiology from the University of Rhode Island and studied at the W. Alton Jones Cell Sciences Center.

Jeffrey H. Lawson, M.D., Ph.D. has served as Humacyte’s Chief Surgical Officer since November 2020 and as a member of Humacyte’s board of directors since July 2018. Dr. Lawson also is an Adjunct Professor of Surgery and Pathology at Duke University. Prior to Dr. Lawson’s appointment as President and Chief Executive Officer, he served as Humacyte’s Chief Medical Officer from October 2015 to January 2019. Prior to joining Humacyte, Dr. Lawson held various professorships in surgery and pathology at Duke University Medical Center beginning in 1999. Dr. Lawson is an active physician-surgeon-scientist and is an internationally recognized leader in the areas of peripheral vascular surgery, hemodialysis access, blood coagulation, and cardiovascular device innovation. Dr. Lawson has worked closely with Humacyte since its founding. He has successfully developed a number of molecular, cellular, and tissue engineered technologies through basic science, translational animal research, first-in-man and large-scale human clinical trials. In this regard, Dr. Lawson has been directly involved with a number of cardiovascular technologies gaining both FDA approval and successful commercial launch in both the vascular biologics and the medical device space. Dr. Lawson has over 20 years of surgical experience in treating complex vascular surgery and arteriovenous access patients. Dr. Lawson also currently serves on the Board of Directors for the Kidney Health Initiative (KHI), the American Board of Vascular Surgery (ABVS), the Vascular Access Society for the Americas (VASA), InnAVasc, and the Foundation for Women and Girls with Blood Disorders (FWGBD).

We believe that Dr. Lawson is qualified to serve as a director based on his significant medical and scientific knowledge and experience.

Kiernan T. DeAngelis has served as Humacyte’s Chief Medical Officer since December 2020. Prior to his appointment as Chief Medical Officer, Mr. DeAngelis served as Humacyte’s Vice President, Clinical from April 2020 to December 2020. Previously, Mr. DeAngelis served as Senior Medical Director of IQVIA Biotech LLC, a clinical and commercial solutions company, from September 2019 to April 2020, Global Medical Director of AstraZeneca plc from June 2017 to September 2019, and Senior Medical Director of United Therapeutics Corporation, a public biotechnology company, from February 2013 to May 2017. Mr. DeAngelis holds an M.D. from The Brody School of Medicine at East Carolina University and a B.S. in Biochemistry and B.A. in Chemistry from North Carolina State University.

Each of the Combined Company’s executive officers will serve at the discretion of the board of directors and will hold office until the election or qualification of his or her successor or until his or her earlier death, resignation or removal.

Non-Employee Directors

Brady W. Dougan has served as the chair of the Humacyte Board since March 2019 and as a member of its board of directors since 2005. Since July 2015, Mr. Dougan has served as Chairman and Chief Executive Officer of Exos. From May 2007 through June 2015, Mr. Dougan served as Chief Executive Officer and Member of the Executive Board of Credit Suisse Group AG and Credit Suisse AG, steering the bank through the financial crisis of 2008 and various reforms and changes in the banking industry. Prior to that time, Mr. Dougan served in various leadership positions at Credit Suisse. Mr. Dougan currently serves on the Board of Trustees for the University of Chicago. Mr. Dougan holds a B.A. in Economics and an M.B.A. in Finance from the University of Chicago. Mr. Dougan is married to Laura E. Niklason, Humacyte’s President and Chief Executive Officer and a member of our board of directors.

We believe that Mr. Dougan is qualified to serve as a director based on his significant executive leadership experience and his extensive experience related to financing for public and private companies.

Emery N. Brown, M.D., Ph.D. currently serves as the Warren M. Zapol Professor of Anaesthesia at Harvard Medical School and the Edward Hood Taplin Professor of Medical Engineering and Computational Neuroscience at the Massachusetts Institute of Technology. He has been on the faculty at Harvard Medical School and MIT since May 1992 and October 2005, respectively. Dr. Brown has also served as an anesthesiologist at Massachusetts General Hospital since May 1992. Dr. Brown currently serves on the Board of Trustees of the Guggenheim Foundation, the Board of Trustees of the Simmons Foundation, the National Academy of Medicine Forum on Neurological Disorders and the board of PASCALL Systems, Inc., an early-stage medical device startup. Dr. Brown is a member of the National Academy of Inventors, the National Academy of Medicine, the National Academy of Sciences and the National Academy of Engineering. Dr. Brown holds an M.D. from Harvard Medical School, a Ph.D. and M.A. in statistics from Harvard University and a B.A. in applied mathematics from Harvard College.

We believe that Dr. Brown is qualified to serve as a director based on his extensive medical and scientific knowledge and experience.

Kathleen Sebelius has served as a member of the Humacyte Board since September 2015. From April 2009 to June 2014, Ms. Sebelius served as Secretary of the Department of Health and Human Services, or HHS. Prior to serving as Secretary of HHS, Ms. Sebelius was the Governor of Kansas and served two terms as the Kansas insurance commissioner and four terms in the Kansas Legislature. Ms. Sebelius currently serves on the board of directors of the following public companies: Devoted Health, Inc., Myovant Sciences Ltd., Grand Rounds Inc. and Exact Sciences Corporation. She also serves as a director of the Kaiser Family Foundation. Ms. Sebelius co-chairs the Aspen Institute Health Strategy Group and serves on advisory boards for the Dole Institute of Politics, Solera Health, Out Leadership, the Estée Lauder Foundation, and the University of Kansas College of Liberal Arts and Sciences. Ms. Sebelius holds a master of public administration degree from the University of Kansas and a B.A. in Political Science from Trinity Washington University.

We believe that Ms. Sebelius is qualified to serve as a director based on her distinguished leadership in the healthcare reimbursement industry, tenure in the public sector and experience with regulatory process and policies.

Rajiv Shukla has served as AHAC’s Chairman and Chief Executive Officer since inception and has two decades of buyouts, investments and operations experience in the healthcare industry. Mr. Shukla served as Chairman and Chief Executive Officer of CNAC, a Nasdaq-listed special purpose acquisition company, from June 2017 to August 2019. CNAC raised $144 million in proceeds from a Nasdaq initial public offering and successfully closed its initial business combination with DermTech, Inc., or DermTech, in August 2019. Since August 2019, Mr. Shukla has served as an independent director on the board of directors of InflammX Therapeutics, formerly known as Ocunexus Therapeutics, a clinical stage biotech company. From June 2013 to May 2015, Mr. Shukla served as Chief Executive Officer of Pipavav Defence & Offshore Engineering Company (now Reliance Naval and Engineering Ltd.), an Indian listed shipbuilding and defense manufacturing company. Between 2008 and 2013, Mr. Shukla worked as an investor at ICICI Venture, Morgan Stanley Investment Management and Citi Venture Capital International. From 2001 to 2006, Mr. Shukla served as Senior Director at Pfizer, Inc. Mr. Shukla holds a master in healthcare management and policy degree from Harvard University and received a bachelor’s in pharmaceutics from the Indian Institute of Technology.

We believe that Mr. Shukla is qualified to serve as a director based on the depth of his experience in the healthcare industry and in providing strategic guidance to numerous companies.

Max Wallace, J.D. has served as a member of the Humacyte Board since June 2005. Mr. Wallace served as Chief Executive Officer of Accelerate Brain Cancer Cure, or ABC, a not-for-profit corporation seeking to drive research and treatments for brain tumors from August 2008 to December 2019. Prior to joining ABC, Mr. Wallace served as the Chief Executive Officer of TheraLogics, Inc. an early-stage biopharmaceutical company, and as President of Trimeris, Inc., a formerly public biopharmaceutical company founded by Mr. Wallace that created and brought to market a new class of drugs for the treatment of HIV, AIDS and other viral diseases and is now a part of Synageva BioPharma Corp. Mr. Wallace also founded and developed several other biopharmaceutical companies, including

Cogent Neuroscience, Sphinx Pharmaceuticals Corporation, now a division of Eli Lilly & Company, and SARCO, Inc., now a part of PPD/Pharmaco, and co-founded and served as President of the North Carolina Bioscience Organization, the biotechnology industry’s trade organization in North Carolina. Mr. Wallace holds a B.A. in English and Political Science from Duke University and a J.D. from the University of Florida.

We believe that Mr. Wallace is qualified to serve as a director based on the depth of his experience in the biotechnology industry, including his service in executive roles at multiple emerging biopharmaceutical companies and his oversight of the development and commercialization of innovative technologies.

Susan Windham-Bannister, Ph.D. has served as President and Chief Executive Officer of Biomedical Growth Strategies, LLC, a strategic advisory firm serving the life sciences and healthcare industries, since September 2015. From 2008 to 2015, Dr. Windham-Bannister served as founding President and Chief Executive Officer of the Massachusetts Life Sciences Initiative, a $1 billion life sciences-dedicated investment fund. Dr. Windham-Bannister currently serves on the board of directors of Aridis Pharmaceuticals, Inc., a public late-stage biopharmaceutical company. She is the Chair of the National Board of Directors of the Association for Women in Science (AWIS), serves on the board of directors of St. Jude’s Children’s Research Hospital, and Chairs the board of BioscienceLA, a nonprofit independent innovation catalyst organization. Dr. Windham-Bannister holds a Ph.D. in Health Policy and Management from the Florence Heller School at Brandeis University. She was a Post-Doctoral Fellow at Harvard University’s John F. Kennedy School and a Fellow in the Center for Science and Policy (CSAP) at Cambridge University, Cambridge, England.

We believe that Dr. Windham-Bannister is qualified to serve as a director based on her status as an internationally recognized expert in innovation, market access, and market optimization strategies.

Gordon M. Binder served as the Chief Executive Officer of Amgen, Inc. from 1998 through 2000. Mr. Binder joined Amgen in 1982 as Chief Financial Officer, having previously served as the Chief Financial Officer of System Development Corporation, a computer system and software company, and in financial management positions at Litton Industries and Ford Motor Company. After retiring from Amgen, Mr. Binder founded Coastview Capital LLC, a biotech venture capital firm. Mr. Binder currently serves as Chairman of the Board of Directors of NEUVOGEN, Inc., a private immunoncology company. Mr. Binder has also served as the Chairman of BIO, the biotechnology industry trade association, and as Chairman of PHRMA, the pharmaceutical industry trade association. He has served as a member of the board of directors of the Massachusetts Institute of Technology, the California Institute of Technology, the American Enterprise Institute and Pepperdine University. Mr. Binder is a fellow of the American Academy of Arts and Sciences and is the author of Science Lessons: What the Business of Biotech Taught Me About Management. Mr. Binder holds a B.S. in electrical engineering from Purdue University and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

We believe that Mr. Binder is qualified to serve as a director based on the depth of his experience in the life sciences industry, including his service in executive roles at Amgen.

Michael T. Constantino is a retired Ernst & Young LLP assurance partner who served in the Research Triangle Park region of North Carolina for over 30 years. From 2009 to 2012, he served as the Office Managing Partner for the combined Raleigh/Greensboro office of Ernst & Young with over 200 employees. Currently, Mr. Constantino serves as the member of the Board and the Chairman of the Audit Committee of 9 Meters Biopharma, Inc., a Nasdaq-listed clinical-stage biopharmaceutical company. He is also the Chair of the Board for the NC State Foundation and Chair of the Board of The Green Chair Project, and serves on the Advisory Board for CREO, Inc., an RTP-based consultancy focused on growth management and data transformation services. Mr. Constantino holds a B.A. in both Accounting and Business Management from NC State University and is a North Carolina Certified Public Accountant, or CPA.

We believe that Mr. Constantino is qualified to serve as a director based on his extensive experience as a CPA and with SEC compliance matters and Sarbanes-Oxley internal controls.

Todd M. Pope has served as the President and Chief Executive Officer of WellAir Group Ltd., a leading clean air solutions company, since February 2021. Prior to its acquisition by WellAir, Mr. Pope served as the Executive Chairman of UV Innovators, LLC, a developer of medical-grade handheld UVC disinfection technology, from February 2017 to February 2021. From 2008 to 2019, Mr. Pope served as the Chief Executive Officer of TransEnterix, Inc. (now Asensus Surgical, Inc.), a medical device company. He also previously served as worldwide president of Cordis, a multi-billion-dollar division within Johnson & Johnson’s medical device business. Mr. Pope currently serves as the Chairman of the Board of Directors of AdvaMed ACCEL and as a member of the Board of Directors of WELL.

Co, a private digital health company. Mr. Pope also serves on the Kenan-Flagler Board of Visitors and the Educational Foundation for the University of North Carolina at Chapel Hill, where he is the immediate past Executive Chairman of the Board. Time Magazine named Mr. Pope one of the “50 most influential people in healthcare 2018.” Mr. Pope holds a B.A. in Labor and Industrial Relations from the University of North Carolina.

We believe that Mr. Pope is qualified to serve as a director based on his extensive experience in key leadership positions at public and private companies within the healthcare industry.

Board Composition

The Combined Company’s board of directors will direct the management of the Combined Company’s business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and its standing committees.

Assuming the election of the nominees set forth in the section entitled “Proposal 5: The Director Election Proposal,” it is anticipated that the Combined Company’s board of directors will consist of eleven members upon the consummation of the Business Combination. Kathleen Sebelius will serve as chair of the Combined Company’s board of directors. The primary responsibilities of the Combined Company’s board of directors will be to provide risk oversight and strategic guidance to the Combined Company and to counsel and direct the Combined Company’s management. The Combined Company’s board of directors will meet on a regular basis and will convene additional meetings, as required.

Fresenius Medical Care may designate one representative to attend, in a non-voting observer capacity, all meetings of the Combined Company’s board of directors.

Family Relationships

Dr. Niklason, the Combined Company’s President and Chief Executive Officer, is married to Mr. Dougan. Both Dr. Niklason and Mr. Dougan will serve on the Combined Company’s board of directors. There are no additional family relationships among the directors and executive officers of the Combined Company.

Independence of Directors

As a result of its common stock continuing to be listed on Nasdaq following consummation of the Business Combination, the Combined Company will adhere to the rules of Nasdaq in determining whether a director is independent. AHAC’s Board has consulted, and the Combined Company’s board of directors will consult, with its counsel to ensure that the board of directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards generally define an “independent director” as a person who is not an executive officer or employee, or who does not have a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. The parties have determined that Gordon M. Binder, Emery N. Brown, M.D., Ph.D., Michael T. Constantino, Todd M. Pope, Kathleen Sebelius, Max Wallace, J.D. and Susan Windham-Bannister, Ph.D. will be considered independent directors of the Combined Company. The Combined Company’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

AHAC’s Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and chairperson roles is driven by the needs of AHAC at any point in time. As a result, no policy exists requiring combination or separation of leadership roles, and AHAC’s governing documents do not mandate a particular structure. This has allowed AHAC’s Board the flexibility to establish the most appropriate structure for AHAC at any given time. Similarly and for similar reasons, the Combined Company’s board of directors does not anticipate having a policy requiring the positions of the chairperson of the board of directors and Chief Executive Officer to be separate or held by the same individual.

Upon the consummation of the Business Combination, the Combined Company’s board of directors will oversee the risk management activities designed and implemented by its management. The Combined Company’s board of directors does not anticipate having a standing risk management committee, but rather anticipates executing its oversight responsibility both directly and through its standing committees. The Combined Company’s board of directors also will consider specific risk topics, including risks associated with the Combined Company’s strategic initiatives, business plans and capital structure. It is anticipated that the Combined Company’s management, including its executive officers, will be primarily responsible for managing the risks associated with operation and business of the company and provide appropriate updates to the board of directors and the audit committee. The Combined Company’s board of directors anticipates delegating to the audit committee oversight of its risk management process, and the Combined Company’s other board committees also will consider risks as they perform their respective committee responsibilities. All board committees will report to the Combined Company’s board of directors as appropriate, including, but not limited to, when a matter rises to the level of a material or enterprise risk.

Board Committees of the Combined Company’s Board of Directors

At the effective time of the Business Combination, the Combined Company will have: an audit committee, a nominating and governance committee, a compensation committee, and a commercial committee. In addition, from time to time, special committees may be established under the direction of the Combined Company’s board of directors when necessary to address specific issues. Copies of each board committee’s charter will be posted on the Combined Company’s website. The Combined Company’s website and the information contained on, or that can be accessed through, such website are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus.

Audit Committee

Following the Business Combination, the Combined Company’s audit committee will consist of Michael T. Constantino, Todd M. Pope, Kathleen Sebelius, and Susan Windham-Bannister, Ph.D. Michael T. Constantino will serve as the chairperson of the Combined Company’s audit committee. The parties have determined that each of Michael T. Constantino, Todd M. Pope, Kathleen Sebelius, and Susan Windham-Bannister, Ph.D. is independent under Nasdaq listing standards and Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate. The parties also have determined that Michael T. Constantino is an “audit committee financial expert” within the meaning of SEC regulations.

The audit committee has the following responsibilities, among others, as set forth in the audit committee charter that will be effective following the Business Combination:

•        selecting a firm to serve as the independent registered public accounting firm to audit the Combined Company’s financial statements;

•        ensuring the independence of the independent registered public accounting firm;

•        discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, the Combined Company’s interim and year-end operating results;

•        establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•        considering the adequacy of the Combined Company’s internal controls;

•        reviewing material related party transactions or those that require disclosure; and

•        pre-approving audit and non-audit services to be performed by the independent registered public accounting firm.

Nominating and Governance Committee

Following the Business Combination, the Combined Company’s nominating and governance committee will consist of Gordon M. Binder, Emery N. Brown, M.D., Ph.D., and Max Wallace, J.D. Max Wallace, J.D. will serve as the chairperson of the Combined Company’s nominating and governance committee. The parties have determined that each of Gordon M. Binder, Emery N. Brown, M.D., Ph.D., and Max Wallace, J.D. is independent under Nasdaq listing standards.

The nominating and governance committee has the following responsibilities, among others, as set forth in the nominating and governance committee’s charter that will be effective following the Business Combination:

•        identifying and recommending candidates for membership on the Combined Company’s board of directors;

•        reviewing and recommending the Combined Company’s corporate governance guidelines and policies;

•        overseeing the process of evaluating the performance of the Combined Company’s board of directors;

•        assisting the Combined Company’s board of directors on corporate governance matters; and

•        reviewing proposed waivers of the Code of Conduct and Ethics for directors and executive officers.

Compensation Committee

Following the Business Combination, the Combined Company’s compensation committee will consist of Michael T. Constantino and Todd M. Pope. Todd M. Pope will serve as the chairperson of the Combined Company’s compensation committee. The parties have determined that each of Michael T. Constantino and Todd M. Pope is independent under applicable SEC rules and Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The compensation committee has the following responsibilities, among others, as set forth in the compensation committee’s charter that will be effective following the Business Combination:

•        reviewing and approving, or recommending that the Combined Company’s board of directors approve, the compensation of executive officers;

•        reviewing and recommending to the Combined Company’s board of directors the compensation of its directors;

•        administering the Combined Company’s stock and equity incentive plans;

•        reviewing and approving, or making recommendations to the Combined Company’s board of directors with respect to, incentive compensation and equity plans; and

•        reviewing the Combined Company’s overall compensation philosophy.

Commercial Committee

Following the Business Combination, the Combined Company’s commercial committee will consist of Gordon M. Binder, Jeffrey H. Lawson, M.D., Ph.D., Todd M. Pope, Rajiv Shukla, and Susan Windham-Bannister, Ph.D. The Combined Company’s commercial committee will not have a chairperson. The commercial committee will oversee issues related to manufacturing, pricing, market access, and sales. A majority of the members of the commercial committee — Gordon M. Binder, Todd M. Pope, and Susan Windham-Bannister, Ph.D. — are independent under applicable SEC rules and Nasdaq listing standards.

Code of Conduct and Ethics

AHAC has adopted a Code of Conduct and Ethics that applies to all officers, directors and employees. The Code of Conduct and Ethics codifies the business and ethical principles that govern all aspects of AHAC’s business, reflecting AHAC’s commitment to this culture of honesty, integrity and accountability. In addition to following the Code of Conduct and Ethics, officers, directors and employees are expected to seek guidance in situations where there is a question regarding compliance issues, whether with the letter or the spirit of the AHAC’s policies and applicable laws. Upon the consummation of the Business Combination, Code of Conduct and Ethics will apply to all of the executive officers, directors and employees of the Combined Company and its subsidiaries. AHAC will provide, without charge, upon request, copies of the Code of Conduct and Ethics. The code of business conduct will be available on the Combined Company’s website. Each of AHAC’s website and the Combined Company’s website and the information contained on, or that can be accessed through, such websites are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus. For copies of the Code of Conduct and Ethics, please see the section entitled “Where You Can Find More Information.”

Compensation Committee Interlocks and Insider Participation

None of the members or intended members of the compensation committee is currently one of AHAC’s officers or employees. None of AHAC’s or the Combined Company’s executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving or will serve as a member of AHAC’s or the Combined Company’s board of directors or compensation committee.

Executive Officer and Director Compensation Following the Business Combination

Following the consummation of the Business Combination, the Combined Company intends to develop an executive compensation program that is designed to align compensation with business objectives and the creation of stockholder value, while enabling the Combined Company to attract, retain, incentivize and reward individuals who contribute to its long-term success. Decisions regarding the executive compensation program will be made by the compensation committee of the board of directors.

LEGAL MATTERS

Goodwin Procter LLP will pass upon the validity of the Class A Common Stock issued in connection with the Business Combination. Certain U.S. federal income tax consequences relating to the Business Combination will be passed upon by Covington & Burling LLP.

EXPERTS

The financial statements of Alpha Healthcare Acquisition Corp. as of December 31, 2020, and for the period from July 1, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as stated in their report herein, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Humacyte, Inc. as of December 31, 2020 and 2019 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to substantial doubt about Humacyte, Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER COMMUNICATIONS AND DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Stockholders and interested parties may communicate with AHAC’s Board, any committee chairperson or the non-management directors as a group by writing to the Board or committee chairperson in care of Alpha Healthcare Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attn: Corporate Secretary. Following the Business Combination, such communications should be sent in care of Humacyte, Inc., 2525 East North Carolina Highway 54, Durham, North Carolina 27713, Attn: Corporate Secretary. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

Pursuant to the rules of the SEC, AHAC and the services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of AHAC’s annual report to stockholders and AHAC’s proxy statement. Upon written or oral request, AHAC will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that AHAC deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that AHAC deliver single copies of such documents in the future. Stockholders may notify AHAC of their requests by calling or writing AHAC at (646) 494-3296 or 1177 Avenue of the Americas, 5th Floor, New York, New York 10036. Following the Business Combination, such requests should be made by calling or writing Humacyte, Inc. at (919) 313-9633 or 2525 East North Carolina Highway 54, Durham, North Carolina 27713, Attn: Corporate Secretary.

WHERE YOU CAN FIND MORE INFORMATION

AHAC has filed this proxy statement/prospectus as part of a registration statement on Form S-4 with the SEC under the Securities Act. The registration statement contains exhibits and other information that are not contained in this proxy statement/prospectus. The descriptions in this proxy statement/prospectus of the provisions of documents filed as exhibits to the registration statement are only summaries of those documents’ material terms. You may read copies of such documents, along with copies of reports, proxy statements and other information filed by AHAC with the SEC at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to AHAC has been supplied by AHAC, and all such information relating to Humacyte has been supplied by Humacyte. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Alpha Healthcare Acquisition Corp.
1177 Avenue of the Americas
5th Floor
New York, New York 10036
(646) 494-3296

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Alpha Healthcare Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Alpha Healthcare Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from July 1, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from July 1, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of the 2020 Financial Statements

As discussed in Note 2 to the financial statements, the accompanying financial statements as of December 31, 2020 and for the period from July 1, 2020 (inception) through December 31, 2020, have been restated.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2020.

New York, NY
February 16, 2021, except for the effects of the restatements discussed in Note 2 as to which the date is May 14, 2021.

ALPHA HEALTHCARE ACQUISITION CORP.
BALANCE SHEET
DECEMBER 31, 2020
(Restated)

Assets
Cash	$1,094,761
Prepaid assets	148,977
Total current assets	1,243,738
Marketable Securities held in Trust Account	100,016,161
Total Assets	$101,259,899

Liabilities and Stockholders’ Equity
Accounts payable	$5,000
Franchise tax payable	113,475
Due to related party	34,334
Promissory note – related party	95,136
Total current liabilities	247,945
Warrant liabilities	6,038,351
Deferred underwriters’ discount payable	1,959,758
Total liabilities	8,246,054

Commitments
Class A common stock subject to possible redemption, 8,801,384 shares at redemption value	88,013,840

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 1,553,616 shares issued and outstanding (excluding 8,801,384 shares subject to possible redemption)	156
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 2,500,000 shares issued and outstanding	250
Additional paid-in capital	3,579,954
Retained earnings	1,419,645
Total stockholders’ equity	5,000,005
Total Liabilities and Stockholders’ Equity	$101,259,899

See accompanying notes to the financial statements.

ALPHA HEALTHCARE ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JULY 1, 2020 (INCEPTION) TO DECEMBER 31, 2020
(Restated)

Formation and operating costs	$249,524
Loss from operations	(249,524)

Other Income
Interest income	16,191
Change in fair value of warrant liabilities	1,970,001
Offering expenses related to warrant issuance	(317,023)
Total other income	1,669,169

Net income	$1,419,645

Weighted average shares outstanding of Class A common stock	6,338,515
Basic and diluted net income per share Class A common stock	$0.00
Weighted average shares outstanding of Class B common stock	2,500,000
Basic and diluted net income per shares of Class B common stock	$0.56

See accompanying notes to the financial statements.

ALPHA HEALTHCARE ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM JULY 1, 2020 (INCEPTION) TO DECEMBER 31, 2020
(Restated)

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance as of July 1, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Class B common stock issued to Sponsor	—	—	2,875,000	288	24,712	—	25,000
Sale of Units in Initial Public Offering, net of underwriter fee and fair value of public warrants	10,000,000	1,000	—	—	99,999,000	—	100,000,000
Underwriter fee	—	—	—	—	(2,000,000)	—	(2,000,000)
Fair value of warrants	—	—	—	—	(8,008,352)	—	(8,008,352)
Reclassification of offering cost related to warrant issuance	—	—	—	—	317,023	—	317,023
Sale of Private Placement Units	355,000	36	—	—	3,549,964	—	3,550,000
Forfeiture of 375,000 shares by initial stockholders	—	—	(375,000)	(38)	38	—	—
Deferred underwriting discount	—	—	—	—	(1,959,758)	—	(1,959,758)
Other offering costs charged to the stockholders’ equity	—	—	—	—	(329,713)	—	(329,713)
Change in Class A common stock subject to possible redemption	(8,801,384)	(880)	—	—	(88,012,960)	—	(88,013,840)
Net income	—	—	—	—	—	1,419,645	1,419,645
Balance as of December 31, 2020	1,553,616	$156	2,500,000	$250	$3,579,954	$1,419,645	$5,000,005

See accompanying notes to the financial statements.

ALPHA HEALTHCARE ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JULY 1, 2020 (INCEPTION) TO DECEMBER 31, 2020
(Restated)

Cash Flows from Operating Activities:
Net income	$1,419,645
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in trust	(16,161)
Change in fair value of warrant liabilities	(1,970,001)
Offering costs allocated to warrants	317,023
Changes in current assets and current liabilities:
Prepaid assets	(148,977)
Due to related party	34,334
Franchise tax payable	113,475
Accounts payable	5,000
Net cash used in operating activities	(245,662)

Cash Flows from Investing Activities:
Investment of cash into trust account	(100,000,000)
Net cash used in investing activities	(100,000,000)

Cash Flows from Financing Activities:
Proceeds from Initial Public Offering, net of underwriters’ discount	98,000,000
Proceeds from private placement	3,550,000
Proceeds from issuance of founder shares	25,000
Proceeds from issuance of promissory note to related party	95,136
Payments of offering costs	(329,713)
Net cash provided by financing activities	101,340,423

Net Change in Cash	1,094,761
Cash – Beginning	—
Cash – Ending	$1,094,761

Supplemental Disclosure of Non-cash Financing Activities:
Initial value of Class A common stock subject to possible redemption	$86,243,120
Initial value of warrant liabilities	$8,008,352
Change in value of Class A common stock subject to possible redemption	$1,770,720
Deferred underwriters’ discount payable charged to additional paid-in capital	$1,959,758

See accompanying notes to the financial statements.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Organization and General

Alpha Healthcare Acquisition Corp. (the “Company”) was incorporated as a Delaware corporation on July 1, 2020. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any specific business combination target and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.

The Company has selected December 31 as its fiscal year end.

As of December 31, 2020, the Company had not yet commenced any operations. All activity through December 31, 2020, relates to the Company’s formation and the Initial Public Offering (“IPO”) described below. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

Financing

The registration statement for the Company’s IPO was declared effective on September 17, 2020 (the “Effective Date”). On September 22, 2020, the Company consummated the IPO of 10,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $100,000,000, which is described in Note 4.

Simultaneously with the closing of the IPO, the Company consummated the sale of 355,000 Units (the “Private Placement Units”) the Sponsor, Oppenheimer & Co. Inc. (“Oppenheimer”) and Northland Securities, Inc. (“Northland”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company of $3,550,000, which is described in Note 5.

Transaction costs amounted to $4,197,388 consisting of $2,000,000 of underwriting fee, $1,959,758 of deferred underwriting fee and $329,713 of other offering costs. Of the total transaction cost $317,023 was expensed as non-operating expenses in that statement of operations with the rest of the offering cost charged to stockholders’ equity. The transaction costs were allocated based on the relative fair value basis, compared to the total offering proceeds, between the fair value of the public warrant liabilities and the Class A common stock.

Trust Account

Following the closing of the IPO on September 22, 2020, an amount of $100,000,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the trust account that may be released to the Company to pay its tax obligations, the proceeds from the IPO and the sale of the private placement units will not be released from the trust account until the earliest of (a) the completion of the Company’s initial business combination, (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial business combination within 24 months from the closing of the IPO, subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, although substantially all of the net proceeds are intended to be generally applied toward consummating a business combination.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

The Company’s business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (net of taxes payable) at the time of the signing an agreement to enter into a business combination. However, the Company will only complete a business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a business combination.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial business combination either (i) in connection with a stockholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed initial business combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The shares of common stock subject to redemption is recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon consummation of a business combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the business combination.

The Company will have 24 months from the closing of the IPO (with the ability to extend with stockholder approval) to consummate a business combination (the “Combination Period”). However, if the Company is unable to complete a business combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company, divided by the number of then outstanding public shares, subject to applicable law and as further described in the registration statement, and then seek to dissolve and liquidate.

The Company’s sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder shares, private placement shares and public shares in connection with the completion of the initial business combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares and private placement shares if the Company fails to complete the initial business combination within the Combination Period.

The Company’s sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its sponsor would be able to satisfy those obligations.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

Liquidity

As of December 31, 2020, the Company had cash outside the Trust Account of $1,094,761 available for working capital needs. All remaining cash held in the Trust Account are generally unavailable for the Company’s use, prior to an initial business combination, and is restricted for use either in a Business Combination or to redeem common stock. As of December 31, 2020, none of the amount in the Trust Account was available to be withdrawn as described above.

Through December 31, 2020, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the founder shares, advances from the Sponsor in an aggregate amount of $95,136 and the remaining net proceeds from the IPO and the sale of Private Placement Units.

The Company anticipates that the $1,094,761 outside of the Trust Account as of December 31, 2020, will be sufficient to allow the Company to operate for at least the next 12 months from the issuance of the financial statements, assuming that a Business Combination is not consummated during that time. Until consummation of its Business Combination, the Company will be using the funds not held in the Trust Account, and any additional Working Capital Loans (as defined in Note 6) from the initial stockholders, the Company’s officers and directors, or their respective affiliates (which is described in Note 6), for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if the Company’s estimates of the costs of undertaking in-depth due diligence and negotiating business combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the business combination. Moreover, the Company will need to raise additional capital through loans from its Sponsor, officers, directors, or third parties. None of the Sponsor, officers or directors are under any obligation to advance funds to, or to invest in, the Company. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Risks and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s financial position will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s financial position may be materially adversely affected. Additionally, the Company’s ability to complete an initial business combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an initial business combination in a timely manner. The Company’s ability to consummate an initial business combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements

On April 12, 2021, the Staff of the SEC issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies.” In the statement, the SEC Staff, among other things, highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of special purpose acquisition companies such as the Company. As a result of the Staff statement and in light of evolving views as to certain provisions commonly included in warrants issued by special purpose acquisition companies, the Company re-evaluated the accounting for Public and Private Placement Warrants, collectively (“Warrants”) under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Since the Warrants meet the definition of a derivative under ASC 815-40, the Company has restated the financial statements to classify the Warrants as liabilities on the balance sheet at fair value, with subsequent changes in their respective fair values recognized in the statement of operations at each reporting date.

Accordingly, the Company has restated the value and classification of the Warrants in the Company’s financial statements included herein (“Restatement”).

The following summarizes the effect of the Restatement on each financial statement line item for each period presented herein, each prior interim period of the current fiscal year, and as of the date of the Company’s consummation of its IPO.

As of December 31, 2020	As Reported	Adjustment	As Adjusted
Balance Sheet			—
Warrant Liabilities	$—	$6,038,351	$6,038,351
Deferred underwriting fee	1,847,788	111,970	1,959,758
Total Liabilities	2,095,733	6,150,321	8,246,054
Shares Subject to Redemption	94,164,160	(6,150,321)	88,013,840
Class A Common Stock	94	62	156
Class B Common Stock	250	—	250
Additional Paid in Capital	5,232,995	(1,653,041)	3,579,954
(Accumulated Deficit)/Retained Earnings	(233,333)	1,652,978	1,419,645
Total Stockholders’ Equity	$5,000,006	$(1)	$5,000,005
For the from July 1, 2020 (inception) to December 31, 2020	As Reported	Adjustment	As Adjusted
Statement of Operations:
Loss from operations	$(249,524)	$—	$(249,524)
Other (expense) income:
Change in fair value of warrant liabilities	—	1,970,001	1,970,001
Offering expense related to warrant issuance	—	(317,023)	(317,023)
Interest income	16,191	—	16,191
Total other (expense) income	16,191	1,652,978	1,669,169
Net (loss)/income	(233,333)	1,652,978	1,419,645

Weighted average shares outstanding – basic and diluted	3,060,308	(3,060,308)	—
Basic and Diluted net (loss)/income per share	$(0.08)	$0.08	$—
Weighted average shares outstanding, Class A ordinary shares subject to possible redemption	—	6,338,515	6,338,515
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	—	$0.00	$0.00
Weighted average shares outstanding, Non-redeemable ordinary shares	—	2,500,000	2,500,000
Basic and diluted net loss per share, Non-redeemable ordinary shares	—	$0.56	$0.56

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

For the period from July 1, 2020 (inception) to December 31, 2020	As Reported	Adjustment	As Adjusted
Statement of Cash Flows:
Net (loss)/income	$(233,333)	$1,652,978	$1,419,645
Change in fair value of warrant liabilities	—	1,970,001	1,970,001
Offering expense related to warrant issuance	—	(317,023)	(317,023)
Adjustments to reconcile net loss to net cash used in operating activities
Net cash used in operating activities	(245,662)	—	(245,662)
Net cash used in investing activities	(100,000,000)	—	(100,000,000)
Net cash provided by financing activities	101,340,423	—	101,340,423
Net change in cash	$1,094,761	$—	$1,094,761
Supplemental Non-cash financing activities disclosure
Initial value of Class A common stock subject to possible redemption	$94,394,110	$(8,150,990)	$86,243,120
Initial value of warrant liabilities	$—	$8,008,352	$8,008,352
Change in value of Class A common stock subject to possible redemption	$(229,950)	$2,000,670	$1,770,720
Deferred underwriters’ discount payable charged to additional paid-in-capital	$1,847,788	$111,970	$1,959,758
As of September 30, 2020	As Reported	Adjustment	As Adjusted
Balance Sheet
Warrant Liabilities	$—	$7,790,373	$7,790,373
Deferred underwriting fee	1,846,265	140,937	1,987,202
Total Liabilities	1,966,737	7,931,310	9,898,047
Shares Subject to Redemption	94,358,060	(7,931,310)	86,426,750
Class A Common Stock	92	80	172
Class B Common Stock	288		288
Additional Paid in Capital	5,040,582	98,964	5,139,546
(Accumulated Deficit)	(40,952)	(99,044)	(139,996)
Total Stockholders’ Equity	5,000,010	—	5,000,010
For the period from July 1, 2020 (inception) to September 30, 2020	As Reported	Adjustment	As Adjusted
Statement of Operations:
Loss from operations	$(18,775)	$—	$(18,775)
Other (expense) income:
Change in fair value of warrant liabilities	—	217,979	217,979
Offering expense related to warrant issuance	—	(317,023)	(317,023)
Interest income	(22,177)	—	(22,177)
Total other (expense) income	(22,177)	(99,044)	(121,221)
Loss	$(40,952)	$—	$(139,996)

Weighted average shares outstanding – basic and diluted	2,888,352	(2,888,352)	—
Basic and Diluted net (loss)/income per share	$(0.01)	0.01	$—
Weighted average shares outstanding, Class A ordinary shares subject to possible redemption	—	910,330	910,330
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	—	$(0.02)	$(0.02)
Weighted average shares outstanding, Non-redeemable ordinary shares	—	1,978,022	1,978,022
Basic and diluted net loss per share, Non-redeemable ordinary shares	—	$(0.06)	$(0.06)

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

For the period from July 1, 2020 (inception) to September 30, 2020	As Reported	Adjustment	As Adjusted
Statement of Cash Flows:
Net loss	(40,952)	(99,044)	(139,996)
Adjustments to reconcile net loss to net cash used in operating activities	—	—	—
Change in fair value of warrant liabilities	—	217,979	217,979
Offering expense related to warrant issuance	—	(317,023)	(317,023)
Net cash used in operating activities	(18,049)	—	(18,049)
Net cash used in investing activities	(100,000,000)	—	(100,000,000)
Net cash provided by financing activities	101,334,363	—	101,334,363
Net change in cash	$1,316,314	$—	$1,316,314
Supplemental Non-cash financing activities disclosure
Initial value of Class A common stock subject to possible redemption	$94,394,110	$(8,150,990)	$86,243,120
Initial value of warrant liabilities	$—	$8,008,352	$8,008,352
Change in value of Class A common stock subject to possible redemption	$(36,050)	$219,680	$183,630
Deferred underwriters’ discount payable charged to additional paid-in-capital	$1,846,265	$140,937	$1,987,202
As of September 22, 2020	As Reported	Adjustment	As Adjusted
Balance Sheet
Warrant Liabilities	$—	$8,008,352	$8,008,352
Deferred underwriting fee	1,848,103	142,642	1,990,745
Total Liabilities	2,177,082	8,150,994	10,328,076
Shares Subject to Redemption	94,394,110	(8,150,990)	86,243,120
Class A Common Stock	92	82	174
Class B Common Stock	288		288
Additional Paid in Capital	5,002,694	316,937	5,319,631
(Accumulated Deficit)	(3,066)	(317,023)	(320,089)
Total Stockholders’ Equity	$5,000,008	$(4)	$5,000,004

Note 3 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company is presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Marketable Securities Held in Trust Account

At December 31, 2020, the assets held in the Trust Account were substantially held in U.S. Treasury Bills. During period July 1, 2020 (Inception) to December 31, 2020, the Company did not withdraw any of interest income from the Trust Account to pay its tax obligations.

The Company classifies its United States Treasury securities as held-to-maturity in accordance with Financial Accounting Standards Board (FASB) ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2020, the Company has not experienced losses on this account.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. The Company’s common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2020, 8,801,384 shares of Class A common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Net Loss per Common Stock

Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at December 31, 2020, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net loss per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and the private placement to purchase an aggregate 5,177,500 shares of common stock in the calculation of diluted loss per share, since the exercise of the warrants into shares of common stock is contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the period presented.

Below is a reconciliation of the net income per common share:

For the period From July 1, 2020 (Inception) through December 31, 2020
Numerator Earnings allocable to Class A common stock subject to possible redemption
Interest income on Trust account	$16,161
Class A common stock subject to possible redemption net earnings	$16,161
Denominator: Weighted average Class A shares subject to possible redemption
Class A Common stock subject to possible redemption, basic and diluted	6,338,515
Earnings/basic and diluted per share Class A common stock subject to possible redemption	$0.00
Numerator: Net income minus Earnings allocable to Class A common stock subject to possible redemption
Net income (loss)	$1,419,645
Less: Earnings allocable to Class A common stock subject to possible redemption	16,161
Non-redeemable ordinary shares net income	$1,403,484
Denominator: weighted average Non-redeemable ordinary shares
Non-redeemable ordinary shares, basic and diluted	2,500,000
Income/Basic and diluted per share Non-redeemable ordinary shares	$0.56

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders’ equity upon the completion of the IPO. Accordingly, on December 31, 2020, offering costs totaling $4,289,471 have been charged to stockholders’ equity (consisting of $2,000,000 of underwriting fee, $1,959,758 of deferred underwriting fee and $329,713 of other offering costs). Of the total transaction cost $317,023 was expensed as non-operating expenses in that statement of operations with the rest of the offering cost charged to stockholders’ equity. The transaction costs were allocated based on the relative fair value basis, compared to the total offering proceeds, between the fair value of the public warrant liabilities and the Class A common stock.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 5,152,500 common stock warrants issued in connection with its Initial Public Offering (5,000,000) and Private Placement (152,500) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection with the Public Offering and Private Placement has been estimated using Monte-Carlo simulations at each measurement date.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Standards

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 4 — Initial Public Offering

Pursuant to the IPO on September 22, 2020, the Company sold 10,000,000 Units, at a purchase price of $10.00 per Unit. Each unit that the Company is offering has a price of $10.00 and consists of one share of Class A common stock and one-half of one redeemable warrant. Only whole warrants are exercisable. Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share (see Note 9).

Note 5 — Private Placement

Simultaneously with the closing of the IPO, the Company consummated the Private Placement with the Company’s Sponsor, AHAC Sponsor LLC, Oppenheimer, the representative of the underwriters, who is referred to as the representative, and Northland purchased an aggregate of 355,000 placement units at a price of $10.00 per unit, for an aggregate purchase price of $3,550,000. Each placement unit is identical to the units sold in the IPO.

The private placement warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the sponsor, the representative, Northland or their permitted transferees. If the private placement warrants are held by holders other than the sponsor, the representative, Northland or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO. In addition, for as long as the private placement warrants are held by the representative, Northland or their designees or affiliates, they may not be exercised after five years from the effective date of the registration statement.

The Company’s sponsor, the representative and Northland have agreed to (i) waive their redemption rights with respect to their private placement shares in connection with the completion of the Company’s initial business combination, (ii) waive their redemption rights with respect to their private placement shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to their private placement shares if the Company fails to complete its initial business combination within 24 months from the closing of the IPO. In addition, the Company’s Sponsor, officers and directors have agreed to vote any founder shares or private placement shares held by them in favor of the Company’s initial business combination.

Note 6 — Related Party Transactions

Founder Shares

On July 20, 2020, the Company issued 2,875,000 shares of Class B common stock to its initial stockholder, AHAC Sponsor, LLC for $25,000, or approximately $0.01 per share. The founder shares include an aggregate of up to 375,000 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full. The over-allotment option was not exercised by the underwriters during the 45-day option period; thus, 375,000 shares were forfeited accordingly as of November 1, 2020. As of December 31, 2020, 2,500,000 shares of common stock (the “Founder Shares”) are issued and outstanding.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Related Party Transactions (cont.)

Promissory Note — Related Party

On July 1, 2020, the Company issued an unsecured promissory note to the sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured, and due on the earlier of (a)  March 31, 2021 or (b) the date on which the Company completes the IPO. The loan will be repaid out of the offering proceeds not held in the Trust Account. As of December 31, 2020, the Company had $95,136 in borrowings outstanding under the promissory note. The note was paid in full in January 2021.

Administrative Service Fee

The Company has agreed, commencing on the effective date of the prospectus, to pay an affiliate of the Company’s sponsor a monthly fee of an aggregate of $10,000 for general and administrative services including office space, utilities and secretarial and administrative support. This arrangement will terminate upon completion of a business combination or the liquidation of the Company. For the period July 1, 2020 (inception) through December 31, 2020, the Company has accrued $34,334 of administrative fees as a due to related party payable.

Related Party Loans

In addition, in order to finance transactions costs in connection with a business combination, the sponsor, or certain of the Company’s officers, directors, or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a business combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be converted into units of the post business combination entity at a price of $10.00 per unit.

Note 7 — Commitments & Contingencies

Registration Rights

The holders of the founder shares, placement units (including securities contained therein) and units (including securities contained therein) that may be issued upon conversion of working capital loans, and any shares of Class A common stock issuable upon the exercise of the placement warrants and any shares of Class A common stock and warrants (and underlying Class A common stock) that may be issued upon conversion of the units issued as part of the working capital loans and Class A common stock issuable upon conversion of the founder shares, will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to September 22, 2020 the effective date of the IPO, requiring us to register such securities for resale (in the case of the founder shares, only after conversion to our Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Notwithstanding the foregoing, the representative and Northland may not exercise their demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the registration statement and may not exercise their demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Commitments & Contingencies (cont.)

Underwriters Agreement

On September 22, 2020, the underwriters were paid an underwriting discount of two percent (2.0%) of the gross proceeds of the IPO, or $2,000,000.

In addition, the underwriters are entitled to a deferred underwriting fee of three and a half percent (3.5%) of the gross proceeds of the IPO upon the completion of the Company’s initial business combination. The underwriters have agreed that up to 1% of the deferred underwriting fee may be re-directed to other Financial Industry Regulatory Authority (FINRA) member firms that have provided services in connection with the identification and consummation of a business combination, in the sole discretion of the Company; provided, that all such payments to other FINRA member firms may only be made if permitted under applicable law.

The Company may reduce the deferred underwriting fee by up to 50% based on stockholders redeeming their shares for their pro-rata amount of the proceeds in the Trust Account; provided, however, that (a) the underwriters’ maximum deferred underwriting fee reduction based on stockholder redemptions will be 50% regardless of whether stockholder redemptions exceed 50%; and (b) any sums paid to other advisors as discussed above, will be credited against the reduction of and added back to the deferred underwriting fee payable to the underwriters; and (c) under no circumstance will the deferred underwriting fee be less than 1.75% of the gross proceeds of the IPO. As December 31, 2020, the Company accrued a deferred underwriting fee of $1,959,758 assuming no over-allotment is exercised.

Legal Matters

The Company has engaged a law firm to assist the Company with its legal matters in identifying, negotiating, and consummating a Business Combination, as well as assisting with other legal matters. In the event of a successful Business Combination, the amount of fees to be paid will be agreed upon between the Company and the law firm in light of all the facts and circumstances at that point in time. If a Business Combination does not occur, the Company will not be required to pay this contingent fee. Management is unable to determine the amount of the legal fees to be paid at this time. There can be no assurance that the Company will complete a Business Combination.

Note 8 — Stockholder’s Deficit

Preferred Stock — The Company is authorized to issue a total of 1,000,000 shares of preferred stock at par value of $0.0001 each. At December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue a total of 100,000,000 shares of Class A common stock at par value of $0.0001 each. At December 31, 2020, there were 1,553,616 shares issued and outstanding (excluding 8,801,384 shares subject to possible redemption)

Class B Common Stock — The Company is authorized to issue a total of 10,000,000 shares of Class B common stock at par value of $0.0001 each. At December 31, 2020, there were 2,500,000 shares of Class B common stock issued or outstanding.

Both Class A and B stockholders vote together as a single class on all matters submitted to a vote of the Company stockholders, with each share of common stock entitling the holder to one vote.

Class B shares are identical to the Class A shares except that Class B shares (founder shares) automatically convert into shares of Class A common stock at the time of the consummation of our initial business combination, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this prospectus and related to the closing of the initial business combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Stockholder’s Deficit (cont.)

will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO (excluding the placement units and underlying securities) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination or any private placement-equivalent units and their underlying securities issued to our sponsor or its affiliates upon conversion of loans made to us). The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of Class A common stock issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion rate adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

The holders of the founder shares have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of: (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the reported last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other. Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any founder shares.

Note 9 — Warrants

Each whole warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO and 30 days after the completion of our initial business combination and will expire five years after the completion of the Company’s initial business combination, or earlier upon redemption or liquidation.

The Company may redeem outstanding warrants (excluding the warrants contained in the private units) at a price of $0.01 per warrant i) at any time while the warrants are exercisable; ii) upon a minimum of 30 days prior written notice of redemption; iii) if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period commencing once the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders and iv) if, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants at the time of redemption and for the entire 30-day trading period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

If the Company calls the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation. If the Company (x) issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 9 — Warrants (cont.)

business combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

Note 10 — Investment Held in Trust Account

As of December 31, 2020, investment in the Company’s Trust Account consisted of $29,851 in Mutual Funds and $99,986,310 in U.S. Treasury Securities. The Company classifies its United States Treasury securities as held-to-maturity in accordance with FASB ASC 320 “Investments — Debt and Equity Securities”. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. The Company considers all investments with original maturities of more than three months but less than one year to be short-term investments. The carrying value approximates the fair value due to its short-term maturity. The carrying value, excluding gross unrealized losses and fair value of held to maturity securities on December 31, 2020 are as follows:

	Carrying Value as of December 31, 2020	Gross Unrealized Losses	Fair Value as of December 31, 2020
Mutual Funds	$29,851	$—	$29,851
U.S. Treasury Securities	99,986,310	(3,310)	99,983,000
	$100,016,161	$(3,310)	$100,012,851

Note 11 — Income Tax

The Company’s net deferred tax assets are as follows:

December 31, 2020
Deferred tax asset
Organizational costs/Startup expenses	$28,570
Federal Net Operating loss	20,430
Total deferred tax asset	49,000
Valuation allowance	(49,000)
Deferred tax asset, net of allowance	$—

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 11 — Income Tax (cont.)

The income tax provision consists of the following:

December 31, 2020
Federal
Current	$—
Deferred	(49,000)
State
Current	—
Deferred	—
Change in valuation allowance	(49,000)
Income tax provision	$—

The Company’s net operating loss carryforward as of December 31, 2020 amounted to $102,284 and will be carried forward indefinitely.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from July 1, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $49,000.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2020 is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in fair value of warrant liabilities	(29.1)%
Offering expenses	4.6%
Change in valuation allowance	3.5%
Income tax provision	—%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities, since inception.

Note 12 — Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Fair Value Measurements (cont.)

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2020	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Description
Assets:
Mutual Funds held in Trust Account	$29,851	$29,851	$—	$—
U.S. Treasury Securities held in Trust Account	99,983,000	99,983,000	—	—
Liabilities:
Warrant liabilities (Restated)	6,038,351	—	—	6,038,351
	$106,051,202	$100,012,851	$—	$6,038,351

The Company utilizes a Monte Carlo simulation model to value the warrants at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The aforementioned warrant liabilities are not subject to qualified hedge accounting.

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2020.

The following table provides quantitative information regarding Level 3 fair value measurements:

	At September 22, 2020 (Initial Measurement)	At September 30, 2020	At December 31, 2020
Stock price	$9.26	$9.14	$10.17
Strike price	$11.50	$11.50	$11.50
Term (in years)	5.42	5.38	5.13
Volatility	24.4%	24.4%	24.4%
Risk-free rate	0.33%	0.32%	0.38%
Dividend yield	0.0%	0.0%	0.0%

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Fair Value Measurements (cont.)

The following table presents the changes in the fair value of warrant liabilities:

	Public	Private Placement	Warrant Liabilities
Fair value as of July 1, 2020	$—	$—	$—
Initial measurement on September 18, 2020	7,770,722	237,630	8,008,352
Change in valuation inputs or other assumptions	(215,870)	(7,056)	(217,979)
Fair value as of September 30, 2020	7,554,852	230,574	7,790,373
Change in valuation inputs or other assumptions	(1,804,852)	52,830	(1,752,022)
Fair value as of December 31, 2020	$5,750,000	$288,351	$6,038,351

Note 13 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, other than as described above, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

ALPHA HEALTHCARE ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(Unaudited)
Assets
Current assets:
Cash	$513,059	$1,094,761
Prepaid expenses	124,582	148,977
Total current assets	$637,641	$1,243,738
Cash Held in Trust account	100,029,852	100,016,161
Total assets	100,667,493	101,259,899

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$5,000	$5,000
Franchise tax payable	113,475	113,475
Due to related party	10,000	34,334
Promissory Note – Related Party	7,172	95,136
Total current liabilities	135,647	247,945
Warrant Liabilities	14,993,775	6,038,351
Deferred underwriters’ discount	2,127,821	1,959,758
Total liabilities	17,257,243	8,246,054

Commitments
Class A common stock subject to possible redemption, 7,841,024 and 8,801,384 shares at redemption value	78,410,240	88,013,840

Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 2,513,976 shares and 1,553,616 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively (excluding 7,841,024 and 8,801,384 shares subject to possible redemption, respectively)	252	156
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 2,500,000 shares issued and outstanding at March 31, 2021 and December 31, 2020	250	250
Additional paid-in capital	13,015,395	3,579,954
Accumulated earnings (deficit)	(8,015,887)	1,419,645
Total stockholders’ equity	5,000,010	5,000,005
Total liabilities and stockholders’ equity	$100,667,493	$101,259,899

The accompanying notes are an integral part of these unaudited condensed financial statements.

ALPHA HEALTHCARE ACQUISITION CORP.
CONDENSED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(Unaudited)

Formation and operating costs	$493,818
Loss from operations	(493,818)

Other Loss
Interest income	19
Change in fair value of warrant liabilities	(8,955,424)
Interest income on marketable securities held in Trust account	13,691
Total other income (loss)	(8,941,714)

Net loss	$(9,435,532)

Weighted average shares outstanding, Class A common stock subject to possible redemption	10,350,000
Basic and diluted net income per share, Class A common stock subject to possible redemption	$0.00
Weighted average shares outstanding, Non-redeemable common stock	8,625,000
Basic and diluted net loss per share, Non-redeemable	$(0.20)

See accompanying notes to the financial statements.

ALPHA HEALTHCARE ACQUISITION CORP.
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(Unaudited)

	Common Stock				Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	1,553,616	$156	2,500,000	$250	$3,579,954	$1,419,645	$5,000,005
Change in deferred underwriter discount	—	—	—	—	(168,063)	—	(168,063)
Change in Class A common stock subject to possible redemption	960,360	96	—	—	9,603,504	—	9,603,600
Net loss	—	—	—	—	—	(9,435,532)	(9,435,532)
Balance as of March 31, 2021	2,513,976	$252	2,500,000	$250	$13,015,395	$(8,015,887)	$5,000,010

See accompanying notes to the financial statements.

ALPHA HEALTHCARE ACQUISITION CORP.
CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(9,435,532)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	8,955,424
Income on trust account	(13,691)
Changes in current assets and current liabilities:
Prepaid assets	24,395
Due to related party	(24,334)
Net cash used in operating activities	(493,738)

Cash Flows from Financing Activities:
Proceeds from issuance of promissory note to related party	52,627
Repayment of promissory note to related party	(140,591)
Net cash used in financing activities	(87,964)

Net Change in Cash	(581,702)
Cash – Beginning	1,094,761
Cash – Ending	$513,059

Supplemental Disclosure of Non-cash Financing Activities:
Change in value of Class A common stock subject to possible redemption	$(9,603,600)
Change in deferred underwriter discount payable charged to additional paid in capital	$168,063

See accompanying notes to the financial statements.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Organization and General

Alpha Healthcare Acquisition Corp. (the “Company”) was incorporated as a Delaware corporation on July 1, 2020. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any specific business combination target and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. The Company has selected December 31 as its fiscal year end.

As of March 31, 2021, the Company had not yet commenced any operations. All activity through March 31, 2021, relates to the Company’s formation and the Initial Public Offering (“IPO”) described below. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

Financing

The registration statement for the Company’s IPO was declared effective on September 17, 2020 (the “Effective Date”). On September 22, 2020, the Company consummated the IPO of 10,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $100,000,000, which is described in Note 3.

Simultaneously with the closing of the IPO, the Company consummated the sale of 355,000 Units (the “Private Placement Units”) the Sponsor, Oppenheimer & Co. Inc. (“Oppenheimer”) and Northland Securities, Inc. (“Northland”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company of $3,550,000, which is described in Note 4.

Transaction costs amounted to $4,197,388 consisting of $2,000,000 of underwriting fee, $1,959,758 of deferred underwriting fee and $329,713 of other offering costs. Of the total transaction cost $317,023 was expensed as non-operating expenses in that statement of operations with the rest of the offering cost charged to stockholders’ equity. The transaction costs were allocated based on the relative fair value basis, compared to the total offering proceeds, between the fair value of the public warrant liabilities and the Class A common stock.

Trust Account

Following the closing of the IPO on September 22, 2020, an amount of $100,000,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the trust account that may be released to the Company to pay its tax obligations, the proceeds from the IPO and the sale of the private placement units will not be released from the trust account until the earliest of (a) the completion of the Company’s initial business combination, (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial business combination within 24 months from the closing of the IPO, subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, although substantially all of the net proceeds are intended to be generally applied toward consummating a business combination.

The Company’s business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (net of taxes payable) at the time of the signing an agreement to enter into a business combination. However, the Company will only complete a business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a business combination.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial business combination either (i) in connection with a stockholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed initial business combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The shares of common stock subject to redemption is recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon consummation of a business combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the business combination.

The Company will have 24 months from the closing of the IPO (with the ability to extend with stockholder approval) to consummate a business combination (the “Combination Period”). However, if the Company is unable to complete a business combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company, divided by the number of then outstanding public shares, subject to applicable law and as further described in the registration statement, and then seek to dissolve and liquidate.

The Company’s sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial business combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares and private placement shares if the Company fails to complete the initial business combination within the Combination Period.

The Company’s sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its sponsor would be able to satisfy those obligations.

Liquidity

As of March 31, 2021, the Company had cash outside the Trust Account of $513,059 available for working capital needs. All remaining cash held in the Trust Account are generally unavailable for the Company’s use, prior to an initial business combination, and is restricted for use either in a Business Combination or to redeem common stock. As of March 31, 2021 and December 31, 2020, none of the amount in the Trust Account was available to be withdrawn as described above.

Through March 31, 2021, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the founder shares, advances from the Sponsor in an aggregate amount of $147,763 and the remaining net proceeds from the IPO and the sale of Private Placement Units.

The Company anticipates that the $513,059 outside of the Trust Account as of March 31, 2021, will be sufficient to allow the Company to operate for at least the next 12 months from the issuance of the financial statements, assuming that a Business Combination is not consummated during that time. Until consummation of its Business Combination, the Company will be using the funds not held in the Trust Account, and any additional Working Capital Loans (as defined in Note 5) from the initial stockholders, the Company’s officers and directors, or their respective affiliates (which is described in Note 5), for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if the Company’s estimates of the costs of undertaking in-depth due diligence and negotiating business combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the business combination. Moreover, the Company will need to raise additional capital through loans from its Sponsor, officers, directors, or third parties. None of the Sponsor, officers or directors are under any obligation to advance funds to, or to invest in, the Company. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Risks and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s financial position will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s financial position may be materially adversely affected. Additionally, the Company’s ability to complete an initial business combination may be materially adversely affected due to significant governmental

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an initial business combination in a timely manner. The Company’s ability to consummate an initial business combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A filed with the SEC on May 14, 2021, as well as the Company’s Current Reports on Form 8-K. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Marketable Securities Held in Trust Account

At March 31, 2021, the Trust Account had $100,029,852 held in marketable securities. During period January 1, 2021 to March 31, 2021, the Company did not withdraw any of interest income from the Trust Account to pay its tax obligations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At March 31, 2021 and December 31, 2020, the Company has not experienced losses on this account.

Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. The Company’s common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2021, 7,841,024 shares of Class A common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Net Loss per Common Stock

Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at March 31, 2021, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net loss per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and the private placement to purchase an aggregate 5,177,500 shares of common stock in the calculation of diluted loss per share, since the exercise of the warrants into shares of common stock is contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the period presented.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Below is a reconciliation of the net income per common share:

For the three months March 31, 2021
Numerator Earnings allocable to Class A common stock
Interest income on Trust account	$13,691
Class A common stock net earnings	$13,691
Denominator: Weighted average Class A shares
Class A Common stock, basic and diluted	10,355,000
Earnings/basic and diluted per share Class A common stock	$0.00
Numerator: Net income minus Earnings allocable to Class A common stock
Net income (loss)	$(9,435,532)
Less: Earnings allocable to Class A common stock	13,691
Class B net income	$(9,449,223)
Denominator: weighted average Class B common stock
Class B common stock, basic and diluted	2,500,000
Income/Basic and diluted per share Class B common stock	$(3.78)

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders’ equity upon the completion of the IPO. Accordingly, on September 22, 2020, offering costs totaling $4,289,471 have been charged to stockholders’ equity (consisting of $2,000,000 of underwriting fee, $1,959,758 of deferred underwriting fee and $329,713 of other offering costs). Of the total transaction cost $317,023 was expensed as non-operating expenses in that statement of operations with the rest of the offering cost charged to stockholders’ equity. The transaction costs were allocated based on the relative fair value basis, compared to the total offering proceeds, between the fair value of the public warrant liabilities and the Class A common stock.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 5,177,500 common stock warrants issued in connection with its Initial Public Offering (5,000,000) and Private Placement (177,500) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection with the Public Offering and Private Placement has been estimated using Monte-Carlo simulations at each measurement date.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Standards

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Pursuant to the IPO on September 22, 2020, the Company sold 10,000,000 Units, at a purchase price of $10.00 per Unit. Each unit that the Company is offering has a price of $10.00 and consists of one share of Class A common stock and one-half of one redeemable warrant. Only whole warrants are exercisable. Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share (see Note 8).

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Company consummated the Private Placement with the Company’s Sponsor, AHAC Sponsor LLC, Oppenheimer, the representative of the underwriters, who is referred to as the representative, and Northland purchased an aggregate of 355,000 placement units at a price of $10.00 per unit, for an aggregate purchase price of $3,550,000. Each placement unit is identical to the units sold in the IPO.

The private placement warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the sponsor, the representative, Northland or their permitted transferees. If the private placement warrants are held by holders other than the sponsor, the representative, Northland or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO. In addition, for as long as the private placement warrants are held by the representative, Northland or their designees or affiliates, they may not be exercised after five years from the effective date of the registration statement.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 4 — Private Placement (cont.)

The Company’s sponsor, the representative and Northland have agreed to (i) waive their redemption rights with respect to their private placement shares in connection with the completion of the Company’s initial business combination, (ii) waive their redemption rights with respect to their private placement shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to their private placement shares if the Company fails to complete its initial business combination within 24 months from the closing of the IPO. In addition, the Company’s Sponsor, officers and directors have agreed to vote any founder shares or private placement shares held by them in favor of the Company’s initial business combination.

Note 5 — Related Party Transactions

Founder Shares

On July 20, 2020, the Company issued 2,875,000 shares of Class B common stock to its initial stockholder, AHAC Sponsor, LLC for $25,000, or approximately $0.01 per share. The founder shares include an aggregate of up to 375,000 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full. The over-allotment option was not exercised by the underwriters during the 45-day option period; thus, 375,000 shares were forfeited accordingly as of November 1, 2020. As of March 31, 2021 and December 31, 2020, 2,500,000 shares of common stock (the “Founder Shares”) are issued and outstanding.

Promissory Note — Related Party

On July 1, 2020, the Company issued an unsecured promissory note to the sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured, and due on the earlier of (a) March 31, 2021 or (b) the date on which the Company completes the IPO. The loan will be repaid out of the offering proceeds not held in the Trust Account. As of March 31, 2021, the Company had $7,172 in borrowings outstanding under the promissory note.

Administrative Service Fee

The Company has agreed, commencing on the effective date of the prospectus, to pay an affiliate of the Company’s sponsor a monthly fee of an aggregate of $10,000 for general and administrative services including office space, utilities and secretarial and administrative support. This arrangement will terminate upon completion of a business combination or the liquidation of the Company. For the three months ended March 31, 2021, the Company incurred $30,000 in administrative service fee.

Related Party Loans

In addition, in order to finance transactions costs in connection with a business combination, the sponsor, or certain of the Company’s officers, directors, or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a business combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be converted into units of the post business combination entity at a price of $10.00 per unit.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments & Contingencies

Registration Rights

The holders of the founder shares, placement units (including securities contained therein) and units (including securities contained therein) that may be issued upon conversion of working capital loans, and any shares of Class A common stock issuable upon the exercise of the placement warrants and any shares of Class A common stock and warrants (and underlying Class A common stock) that may be issued upon conversion of the units issued as part of the working capital loans and Class A common stock issuable upon conversion of the founder shares, will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to September 22, 2020 the effective date of the IPO, requiring us to register such securities for resale (in the case of the founder shares, only after conversion to our Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Notwithstanding the foregoing, the representative and Northland may not exercise their demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the registration statement and may not exercise their demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

On September 22, 2020, the underwriters were paid an underwriting discount of two percent (2.0%) of the gross proceeds of the IPO, or $2,000,000.

In addition, the underwriters are entitled to a deferred underwriting fee of three and a half percent (3.5%) of the gross proceeds of the IPO upon the completion of the Company’s initial business combination. The underwriters have agreed that up to 1% of the deferred underwriting fee may be re-directed to other Financial Industry Regulatory Authority (FINRA) member firms that have provided services in connection with the identification and consummation of a business combination, in the sole discretion of the Company; provided, that all such payments to other FINRA member firms may only be made if permitted under applicable law.

The Company may reduce the deferred underwriting fee by up to 50% based on stockholders redeeming their shares for their pro-rata amount of the proceeds in the Trust Account; provided, however, that (a) the underwriters’ maximum deferred underwriting fee reduction based on stockholder redemptions will be 50% regardless of whether stockholder redemptions exceed 50%; and (b) any sums paid to other advisors as discussed above, will be credited against the reduction of and added back to the deferred underwriting fee payable to the underwriters; and (c) under no circumstance will the deferred underwriting fee be less than 1.75% of the gross proceeds of the IPO. As March 31, 2021, the Company accrued a deferred underwriting fee of $2,127,821.

Legal Matters

The Company has engaged a law firm to assist the Company with its legal matters in identifying, negotiating, and consummating a Business Combination, as well as assisting with other legal matters. In the event of a successful Business Combination, the amount of fees to be paid will be agreed upon between the Company and the law firm in light of all the facts and circumstances at that point in time. If a Business Combination does not occur, the Company will not be required to pay this contingent fee. Management is unable to determine the amount of the legal fees to be paid at this time. There can be no assurance that the Company will complete a Business Combination.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholder’s Equity

Preferred Stock — The Company is authorized to issue a total of 1,000,000 shares of preferred stock at par value of $0.0001 each. At March 31, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue a total of 100,000,000 shares of Class A common stock at par value of $0.0001 each. At March 31, 2021 and December 31, 2020, there were 2,513,976 and 1,553,616 shares issued and outstanding (excluding 7,841,024 and 8,801,384 shares subject to possible redemption)

Class B Common Stock — The Company is authorized to issue a total of 10,000,000 shares of Class B common stock at par value of $0.0001 each. At March 31, 2021 and December 31, 2020, there were 2,500,000 shares of Class B common stock issued or outstanding.

Both Class A and B stockholders vote together as a single class on all matters submitted to a vote of the Company stockholders, with each share of common stock entitling the holder to one vote.

Class B shares are identical to the Class A shares except that Class B shares (founder shares) automatically convert into shares of Class A common stock at the time of the consummation of our initial business combination, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this prospectus and related to the closing of the initial business combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO (excluding the placement units and underlying securities) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination or any private placement-equivalent units and their underlying securities issued to our sponsor or its affiliates upon conversion of loans made to us). The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of Class A common stock issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion rate adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

The holders of the founder shares have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of: (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the reported last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other. Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any founder shares.

Note 8 — Warrants

Each whole warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO and 30 days after the completion of our initial business combination and will expire five years after the completion of the Company’s initial business combination, or earlier upon redemption or liquidation.

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Warrants (cont.)

The Company may redeem outstanding warrants (excluding the warrants contained in the private units) at a price of $0.01 per warrant i) at any time while the warrants are exercisable; ii) upon a minimum of 30 days prior written notice of redemption; iii) if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period commencing once the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders and iv) if, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants at the time of redemption and for the entire 30-day trading period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

If the Company calls the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation. If the Company (x) issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

Note 9 — Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•                Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

ALPHA HEALTHCARE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 9 — Fair Value Measurements (cont.)

•                Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	March 31, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Description
Warrant liabilities – Public Warrants	14,550,000	14,550,000	—	—
Warrant liabilities – Private Warrants	443,775			443,775
	$14,993,775	$14,550,000	$—	$443,775

The Company utilizes a Monte Carlo simulation model to value the warrants at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The aforementioned warrant liabilities are not subject to qualified hedge accounting.

There were no transfers between Levels 1, 2 or 3 during the three months ended March 31, 2021 and the year ended December 31, 2020.

The following table provides quantitative information regarding Level 3 fair value measurements:

	At March 31, 2021	At December 31, 2020
Stock price	$10.83	$10.17
Strike price	$11.50	$11.50
Term (in years)	4.89	5.13
Volatility	24.4%	24.4%
Risk-free rate	0.84%	0.38%
Dividend yield	0.0%	0.0%

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, other than as described above, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Humacyte, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Humacyte, Inc. (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations and comprehensive loss, of changes in redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for leases in 2019.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has generated no product revenue and has incurred net losses and negative cash flows from operations in each year since inception. This raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina
March 22, 2021

We have served as the Company’s auditor since 2013.

Humacyte, Inc.
Balance Sheets
(in thousands except for share and per share amounts)

	As of December 31,		March 31, 2021
	2019	2020
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$93,713	$39,929	$44,628
Accounts receivable	601	113	155
Prepaid expenses	640	1,407	1,400
Total current assets	94,954	41,449	46,183

Finance lease right-of-use assets, net	25,552	23,492	22,977
Operating lease right-of-use assets, net	897	769	759
Property and equipment, net	47,288	40,978	39,448
Deferred offering costs	—	—	2,391
Total assets	$168,691	$106,688	$111,758

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$3,272	$2,274	$2,865
Accrued expenses	6,000	4,592	7,384
PPP loan payable, current portion	—	2,451	3,028
Deferred payroll tax, current portion	—	145	145
Finance lease obligation, current portion	1,500	1,729	1,789
Operating lease obligation, current portion	70	42	42
Total current liabilities	10,842	11,233	15,253

PPP loan payable, net of current portion	—	822	253
SVB loan payable	—	—	17,299
Deferred payroll tax, net of current portion	—	144	144
Finance lease obligation, net of current portion	24,819	23,090	22,628
Operating lease obligation, net of current portion	829	727	716
Total liabilities	36,490	36,016	56,293

Commitments and contingencies (Note 12)
Redeemable convertible preferred stock (Series A, B, C and D) $0.001 par value, 265,096,962 shares authorized, 265,096,951 shares outstanding as of December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited); liquidation preference of $435,579 as of December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited).	420,989	420,989	420,989

Stockholders’ deficit
Common stock, $0.001 par value; 340,216,780 shares authorized as of December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited); 21,429,003, 22,172,545 and 22,614,873 shares issued and outstanding as of December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited), respectively.	21	22	23
Additional paid-in capital	32,763	37,757	42,850
Accumulated deficit	(321,572)	(388,096)	(408,397)
Total stockholders’ deficit	(288,788)	(350,317)	(365,524)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$168,691	$106,688	$111,758

The accompanying notes are an integral part of these financial statements.

Humacyte, Inc.
Statements of Operations and Comprehensive Loss
(in thousands except for share and per share amounts)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(Unaudited)	(Unaudited)

Grant Revenue	$6,187	$1,491	$255	$155

Operating expenses:
Research and development (includes related party expenses of $571 and $620 for the years ended December 31, 2019 and 2020 and $182 and $85 for the three months ended March 31, 2020 and 2021 (unaudited))	75,603	54,078	14,364	15,137
General and administrative	16,275	12,013	3,257	4,787
Total operating expenses	91,878	66,091	17,621	19,924
Loss from operations	(85,691)	(64,600)	(17,366)	(19,769)

Other income (expenses), net
Interest income	2,567	278	249	1
Interest expense	(2,298)	(2,202)	(557)	(533)
Total other income (expenses), net	269	(1,924)	(308)	(532)
Net loss and comprehensive loss	$(85,422)	$(66,524)	$(17,674)	$(20,301)

Net loss per share attributable to common stockholders, basic and diluted	$(4.25)	$(3.03)	$(0.81)	$(0.91)
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	20,120,442	21,956,162	21,699,184	22,371,289

The accompanying notes are an integral part of these financial statements.

Humacyte, Inc.
Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands except for share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	265,096,951	$420,989	19,064,776	$19	$27,090	$(234,289)	$(207,180)
Proceeds from the exercise of stock options	—	—	2,364,227	2	1,216	—	1,218
Stock-based compensation	—	—	—	—	4,457	—	4,457
Cumulative effective adjustment from adoption of ASC 842	—	—	—	—	—	(1,861)	(1,861)
Net loss	—	—	—	—	—	(85,422)	(85,422)
Balance as of December 31, 2019	265,096,951	$420,989	21,429,003	$21	$32,763	$(321,572)	$(288,788)
Proceeds from the exercise of stock options (unaudited)	—	—	564,213	1	174	—	175
Stock-based compensation (unaudited)	—	—	—	—	1,182	—	1,182
Net loss (unaudited)	—	—	—	—	—	(17,674)	(17,674)
Balance as of March 31, 2020 (unaudited)	265,096,951	$420,989	21,993,216	$22	$34,119	$(339,246)	$(305,105)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	265,096,951	$420,989	21,429,003	$21	$32,763	$(321,572)	$(288,788)
Proceeds from the exercise of stock options	—	—	743,542	1	300	—	301
Stock-based compensation	—	—	—	—	4,694	—	4,694
Net loss	—	—	—	—	—	(66,524)	(66,524)
Balance as of December 31, 2020	265,096,951	$420,989	22,172,545	$22	$37,757	$(388,096)	$(350,317)
Proceeds from the exercise of stock options (unaudited)	—	—	442,328	1	205	—	206
Stock-based compensation (unaudited)	—	—	—	—	2,528	—	2,528
Issuance of warrants in conjunction with debt (unaudited)	—	—	—	—	2,360	—	2,360
Net loss (unaudited)	—	—	—	—	—	(20,301)	(20,301)
Balance as of March 31, 2021 (unaudited)	265,096,951	$420,989	22,614,873	$23	$42,850	$(408,397)	$(365,524)

The accompanying notes are an integral part of these financial statements.

Humacyte, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,		For the Three Months Ended March 31,
	2019	2020	2020	2021
			(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(85,422)	$(66,524)	$(17,674)	$(20,301)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	4,689	6,291	1,587	1,555
Stock-based compensation expense	4,457	4,694	1,182	2,528
Loss on disposal of property and equipment	69	177	57	—
Amortization expense	2,060	2,060	515	515
Non-cash operating lease costs	62	81	16	10
Accrued interest on PPP loan obligation	—	22	—	8
Changes in operating assets and liabilities:
Accounts receivable	(185)	488	345	(42)
Prepaid expenses	216	(767)	(276)	7
Other assets	112	—	—	—
Accounts payable	2,434	(889)	(933)	595
Accrued expenses	372	(1,408)	(766)	593
Operating lease obligation	(62)	(82)	(35)	(11)
Deferred payroll taxes	—	289	—	—
Deferred revenue	(589)	—	—	—
Net cash used in operating activities	(71,787)	(55,568)	(15,982)	(14,543)

Cash flows from investing activities
Purchase of property and equipment	(8,125)	(318)	(208)	(29)
Proceeds from sale of property and equipment	—	50	25	—
Net cash used in investing activities	(8,125)	(268)	(183)	(29)

Cash flows from financing activities
Proceeds from the exercise of stock options	1,218	301	175	206
Proceeds from PPP loan	—	3,251	—	—
Proceeds from SVB loan	—	—	—	19,944
Payment of SVB loan issuance cost	—	—	—	(285)
Payment of deferred offering costs	—	—	—	(192)
Payment of finance lease principal	(1,292)	(1,500)	(347)	(402)
Net cash provided by (used in) financing activities	(74)	2,052	(172)	19,271

Net increase (decrease) in cash and cash equivalents	(79,986)	(53,784)	(16,337)	4,699
Cash and cash equivalents at the beginning of the period	173,699	93,713	93,713	39,929
Cash and cash equivalents at the end of the period	$93,713	$39,929	$77,376	$44,628

Supplemental disclosure of noncash activities:
Operating lease right-of-use assets obtained in exchange for lease obligations	$36	$36	$36	$—
Accrued property and equipment	$113	$4	$34	$—
Issuance of warrants in conjunction with debt (unaudited)	$—	$—	$—	$2,360
Unpaid deferred offering costs	$—	$—	$—	$2,199

The accompanying notes are an integral part of these financial statements.

Humacyte, Inc.
Notes to Financial Statements

1. Organization and Description of Business

Organization

Humacyte, Inc., or the Company, is pioneering the development and manufacture of off-the-shelf, universally implantable, bioengineered human tissues to improve the lives of patients and transform the practice of medicine. The Company is leveraging its technology platform to develop proprietary, bioengineered, acellular human tissues for use in the treatment of diseases and conditions across a range of anatomic locations in multiple therapeutic areas.

Liquidity and Going Concern

Since its inception in 2004, the Company has generated no product revenue and has incurred net losses and negative cash flows from operations in each year. To date, the Company has financed its operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through governmental and other grants. At December 31, 2019 and 2020 and March 31, 2021 (unaudited), the Company had an accumulated deficit of $321.6 million, $388.1 million and $408.4 million, respectively. The Company’s net losses were $85.4 million and $66.5 million for the years ended December 31, 2019 and 2020, respectively, and $17.7 million and $20.3 million for the three months ended March 31, 2020 and 2021 (unaudited). Substantially all of the Company’s net losses resulted from costs incurred in connection with the Company’s research and development programs and from general and administrative costs associated with the Company’s operations. The Company expects to incur substantial operating losses and negative cash flows from operations for the foreseeable future as the Company advances its product candidates.

The Company does not believe its existing cash and cash equivalents will be sufficient to fund its anticipated operating expenses, including clinical trial expenses, and capital expenditure requirements for at least twelve months following the date these financial statements were issued. Until such time, if ever, as the Company is able to successfully develop and commercialize one or more of its product candidates, it expects to fund its operations through the sale of equity, debt, borrowing under credit facilities or through potential collaborations with other companies, other strategic transactions or government contracts and grants. The Company’s future capital requirements will depend on many factors, and adequate capital may not be available to the Company when needed or on acceptable terms. If the Company is unable to raise capital, it could be forced to delay, reduce, suspend or cease its research and development programs or any future commercialization efforts, which would have a negative impact on the Company’s business, prospects, operating results and financial condition. As of March 22, 2021, the issuance date of the financial statements for the year ended December 31, 2020, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the annual financial statements were issued.

As of June 11, 2021 (unaudited), the issuance date of the interim financial statements for the three months ended March 31, 2021, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the interim financial statements are issued.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Business Combination

On February 17, 2021, the Company entered into a business combination agreement with Alpha Healthcare Acquisition Corp. (“AHAC”) and Hunter Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of AHAC, pursuant to which Merger Sub will merge with the Company, with the Company surviving the Merger as a wholly owned subsidiary of AHAC (the “Merger”). As a result of the Merger, AHAC, will immediately be renamed Humacyte, Inc. (“New Humacyte”). Immediately prior to the consummation of the Merger, the Company’s outstanding preferred stock will automatically convert into shares of the Company’s common stock at the then-effective conversion ratio. In addition, concurrently with the completion of the Merger, certain investors have agreed to subscribe for and purchase an aggregate of $175 million of common stock of New Humacyte. The boards of directors of both AHAC

Humacyte, Inc.
Notes to Financial Statements

1. Organization and Description of Business (cont.)

and the Company have approved the proposed Merger. Completion of the Merger is subject to approval of AHAC’s shareholders and the satisfaction or waiver of certain other customary closing conditions. The Company expects that the Merger will represent a business combination pursuant to FASB ASC Topic 805, Business Combinations and will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, AHAC will be treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Merger, the Company’s stockholders are expected to have a majority of the voting power of the combined company, the Company will comprise all of the ongoing operations of the Combined Company, the Company will comprise a majority of the governing body of the combined company, and the Company’s senior management will comprise all of the senior management of the combined company. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of the Company issuing shares for the net assets of AHAC, accompanied by a recapitalization. The net assets of AHAC will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Merger will be those of the Company.

Impact of COVID-19

The COVID-19 pandemic, which began in December 2019 and has spread worldwide, has caused many governments to implement measures to slow the spread of the outbreak, including shelter-in-place orders and the mandatory shutdown of certain businesses. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on the Company’s business, as supply chains have been disrupted, and facilities and production have been suspended. The future progression of the pandemic and its effects on the Company’s business and operations are uncertain. The COVID-19 pandemic may affect the Company’s ability to initiate and complete preclinical studies, delay its clinical trials or future clinical trials, disrupt regulatory activities, or have other adverse effects on its business and operations. The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact the Company’s ability to raise additional funds to support its operations. Moreover, the pandemic has significantly impacted economies worldwide and could result in adverse effects on the Company’s business and operations.

To date, the COVID-19 pandemic has not resulted in material financial impacts or impairment losses in the carrying values of the Company’s assets as a result of the pandemic and the Company is not aware of any specific related event or circumstance that would require it to revise the estimates reflected in these financial statements. The extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including current and future clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related economic impact of the pandemic.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company has prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP.

Unaudited Interim Financial Statements

The accompanying balance sheet as of March 31, 2021, and the statements of operations and comprehensive loss, the statements of changes in redeemable convertible preferred stock and stockholders’ deficit and the statements of cash flows for the three months ended March 31, 2020 and 2021 are unaudited. These unaudited interim financial statements have been prepared on the same basis as the audited financial statements, and in management’s opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2021 and its results of operations and cash flows for the three months ended March 31, 2020 and

Humacyte, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

2021. The financial data and the other financial information disclosed in the notes to these financial statements related to these three-month periods are also unaudited. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ended December 31, 2021 or any other period.

Segments

The Company operates and manages its business as one reportable and operating segment. The Company is developing proprietary, bioengineered, acellular human tissues that can be used in the treatment of diseases and conditions across a range of anatomic locations in multiple therapeutic areas. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of evaluating financial performance and allocating resources.

Comprehensive loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021 (unaudited).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the financial statements include stock-based compensation costs, right-of-use, or ROU assets, accruals for research and development activities, fair value of common stock, useful lives of property and equipment, redeemable convertible preferred stock and income taxes. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash deposits are held with financial institutions with investment-grade ratings in the United States of America, or US. Cash deposits typically exceed federally insured limits. As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), cash and cash equivalents consisted of cash on deposit with banks denominated in US dollars and investments in money market funds.

Redeemable Convertible Preferred Stock

The Company analyzes all issued equity instruments to determine the appropriate accounting and classification. The Company evaluates its equity instruments under Accounting Standards Codification, or ASC 480, Distinguishing liabilities from equity, to determine whether the instrument embodies an obligation of the Company and, if not, the appropriate classification within temporary or permanent equity. Equity instruments that are classified as temporary equity will have at least one of the following characteristics: redemption at a fixed or determinable price on a fixed or determinable date or dates, redemption at the option of the holder, or any condition of redemption or liquidation which is not solely within the control of the Company without regard to probability.

The Company records equity instruments that are classified as temporary equity at fair value upon issuance, net of issuance costs. The Company accretes the carrying value of its redeemable convertible preferred stock to the redemption or liquidation amount once the Company has determined that it is probable that it will become redeemable or be liquidated. The accretion will be recorded as charges against additional paid-in capital until the additional paid-in capital balance is reduced to zero. At that time, additional accretion adjustments will be recorded as additions to accumulated deficit.

Humacyte, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company also analyzes instances where the equity instrument has a conversion feature pursuant to ASC 815, Derivatives and hedging, to determine whether the embedded conversion feature should be bifurcated from the equity instrument and accounted for separately. As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), the Company did not have any instruments that have been recognized as derivative liabilities with respect to its outstanding redeemable convertible preferred stock.

Revenue Recognition

The Company’s revenues generally consist of grant revenues, including revenues generated under government and other awarded grants.

In 2014, the Financial Accounting Standards Board, or FASB issued Accounting Standards Update No. 2014-09, Revenues from Contracts with Customers (Topic 606), or ASC 606. The new guidance became effective January 1, 2019 for private companies with early adoption allowed. The Company adopted ASC 606 on January 1, 2019 using the modified-retrospective adoption method for all contracts that were not completed as of the date of adoption. Under the modified-retrospective method, there was no cumulative effect of applying the standard as of January 1, 2019.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract.

In addition, ASC 606 requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

For contracts where the period between when the Company transfers a promised good or service to the customer and when the customer pays is one year or less, the Company has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.

Grant Revenue

The Company generates revenue primarily from government and other awarded grants that reimburse the Company for certain allowable costs related to research and development efforts. These grants include the following terms:

The Department of Defense grants are for an award of $4.0 million, all of which has been recognized as revenue before the program ended, for work on bioengineered blood vessels for vascular trauma which was awarded to the Company in September 2017 and ended in February 2020 and an award of $7.1 million for work to support human tissue engineered blood vessels for vascular reconstruction in the injured warfighter which was awarded to the Company in August 2017 and is ongoing. The Company has recognized revenue of $4.5 million during 2019, $1.1 million during 2020, and $0.3 million and $0.2 million during the three months ended March 31, 2020 (unaudited) and 2021 (unaudited) for reimbursement of certain allowable costs related to these grants.

The California Institute of Regenerative Medicine grants are for work to support the Company’s Phase III clinical trials, which were awarded to the Company in July 2016 and November 2017. The Company recognized $11.2 million in revenue from these grants upon the achievement of performance milestones related to patient enrollment targets before this program ended in 2020. The Company has recognized revenue of $1.7 million during 2019 and no revenue was recognized during 2020 or during the three months ended March 31, 2020 (unaudited) and 2021 (unaudited) for reimbursement of certain allowable costs related to these grants.

Humacyte, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The National Institutes of Health grant is for $1.6 million for work to support bioengineered grafts for peripheral vascular disease which was awarded to the Company in November 2013. The Company recognized $1.6 million for the reimbursement of certain allowable costs related to the grant before this program ended in 2020. The Company has recognized no revenue during 2019, $0.3 million during 2020, and no revenue during the three months ended March 31, 2020 (unaudited) and 2021 (unaudited) for reimbursement of certain allowable costs related to these grants.

The Company has determined that the grants are not within the scope of ASC 606 as they do not meet the definition of a contract with a customer. The Company has concluded that the grants meet the definition of a contribution and are nonexchange transactions and has applied the contribution accounting model in Subtopic 958-605, Not-for-Profit-Entities-Revenue Recognition by analogy.

The Company recognizes funding received from grants as revenue, rather than as a reduction of research and development expenses, because the Company is the principal in conducting the research and development activities and these grants are central to the Company’s ongoing operations. The Company recognizes revenue only after the qualifying expenses related to the grants have been incurred and it is reasonably assured that the expenses will be reimbursed and the revenue will be collectible. The related costs incurred are included in research and development expense in our statements of operations and comprehensive loss.

Revenue from grants not within the scope of ASC 606 was $6.2 million and $1.5 million for the years ending December 31, 2019 and 2020, respectively, and $0.3 million and $0.2 million for the three months ended March 31, 2020 and 2021 (unaudited).

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Total cash balances exceeded insured balances by the Federal Depository Insurance Corporation as of December 31, 2019 and 2020 and March 31, 2021 (unaudited). Cash equivalents are invested in highly rated money market funds invested only in obligations of the US government and its agencies.

The majority of the Company’s revenue has been derived from government grants. The Company’s grants which represented 10% or more of the Company’s total revenue during the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021 (unaudited) or accounts receivable balance as of December 31, 2019 and 2020 and March 31, 2021 (unaudited) are as follows:

	2019		2020		March 2020 (unaudited)		March 2021 (unaudited)
	Revenue	Accounts Receivable	Revenue	Accounts Receivable	Revenue	Accounts Receivable	Revenue	Accounts Receivable
Grant A	28%	—	—	—	—	—	—	—
Grant B	38%	67%	10%	—	57%	16%	—	—
Grant C	34%	33%	67%	100%	43%	84%	100%	100%
Grant D	—	—	18%	—	—	—	—	—
Total	100%	100%	95%	100%	100%	100%	100%	100%

All of the Company’s revenues were generated from grants from government and other entities located in the United States, for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021 (unaudited).

Other Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, successful discovery and development of its product candidates, the success of clinical trials and other studies for its product candidates, including for its ongoing V005 Phase II/III clinical trial and V007 Phase III clinical trial, the regulatory approval and commercialization of its HAVs and other product candidates,

Humacyte, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

the expected size of the target populations for the Company’s product candidates, the degree of market acceptance of the HAVs, if approved, the availability of third-party coverage and reimbursement, development by competitors of new technological innovations, the ability to manufacture HAVs and other product candidates in sufficient quantities, expectations regarding the Company’s strategic partnerships, dependence on third parties, key personnel and the ability to attract and retain qualified employees, protection of proprietary technology and confidentiality of trade secrets, compliance with governmental regulations, the impact of the COVID-19 pandemic, the Company’s implementation and maintenance of effective internal controls, and the ability to secure additional capital to fund operations and commercial success of its product candidates.

Product candidates currently under development will require extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s commercialization efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales, and the Company may depend on certain strategic relationships to distribute its products, including the Company’s strategic partnership with Fresenius Medical Care Holdings, Inc., or Fresenius Medical Care, to sell, market and distribute its 6 millimeter HAV for certain specified indications.

Net Loss per Share Attributable to Common Stockholders

The Company applies the two-class method to compute basic and diluted net loss per share attributable to common stockholders when shares meet the definition of participating securities. The two-class method determines net loss per share for each class of common and redeemable convertible preferred stock according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and redeemable convertible preferred stock based upon their respective rights to share in the earnings as if all income (loss) for the period had been distributed. During periods of loss, there is no allocation required under the two-class method since the redeemable convertible preferred stock does not have a contractual obligation to share in the Company’s losses.

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period without consideration of potentially dilutive common stock. Diluted net loss per share attributable to common stockholders reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company unless inclusion of such shares would be anti-dilutive. Since the Company has only incurred losses, basic and diluted net loss per share is the same. Securities that could potentially dilute net loss per share in the future that were not included in the computation of diluted net loss per share are as follows:

	December 31,		March 31,
	2019	2020	2020	2021
			(Unaudited)	(Unaudited)
Shares issuable upon conversion of Series A redeemable convertible preferred stock	70,152,805	70,152,805	70,152,805	70,152,805
Shares issuable upon conversion of Series B redeemable convertible preferred stock	91,919,158	91,919,158	91,919,158	91,919,158
Shares issuable upon conversion of Series C redeemable convertible preferred stock	42,808,208	42,808,208	42,808,208	42,808,208
Shares issuable upon conversion of Series D redeemable convertible preferred stock	60,216,780	60,216,780	60,216,780	60,216,780
Exercise of options under stock plan	19,880,073	18,330,574	17,006,272	23,754,433
Warrants to purchase common stock	125,520	125,520	125,520	1,095,616

Humacyte, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. ASC 820, Fair Value Measurement and Disclosures, establishes a hierarchy whereby inputs to valuation techniques used in measuring fair value are prioritized, or the fair value hierarchy. There are three levels to the fair value hierarchy based on reliability of inputs, as follows:

•        Level 1 — Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.

•        Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•        Level 3 — Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period, utilizing valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The determination requires significant judgments to be made by the Company.

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The carrying values of other receivables, accounts payable and accrued expenses as of December 31, 2019 and 2020, and March 31, 2021 (unaudited) approximated their fair values due to the short-term nature of these items.

Property and Equipment, Net

Property and equipment, net are recorded at cost less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives for significant asset categories are as follows:

Property and equipment	Estimated Useful Lives (Years)
Scientific equipment	5 – 7
Computer equipment	5
Software	3
Furniture and fixtures	5 – 7
Leasehold improvements	Lesser of useful life or life of lease
Construction in progress	N/A

Humacyte, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Impairment of Long-Lived Assets

The Company reviews the carrying value of property and equipment for indicators of possible impairment whenever events and circumstances indicate that the carrying value of an asset or asset group may not be recoverable from the estimated future net undiscounted cash flows expected to result from its use and eventual disposition. In cases where estimated future net undiscounted cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the asset or asset group. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment at December 31, 2019 and 2020.

Income Taxes

Income taxes are computed using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements. In estimating future tax consequences, the Company considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recorded, if necessary, to reduce net deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized. As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), the Company has recorded a full valuation allowance against its deferred tax assets.

The Company recognizes the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Assessing an uncertain tax position begins with the initial determination of the sustainability of the position and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed. Additionally, the Company must accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws.

The Company has analyzed its filing positions in all significant Federal and state jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), the Company has determined that no uncertain tax positions would have a material impact on the financials statements of the Company. The Company is no longer subject to Federal, state, and local tax examinations by tax authorities for years before 2017 although carry-forward attributes that were generated prior to 2017 may still be adjusted upon examination by the taxing authorities if they either have been or will be used in a future period. No income tax returns are currently under examination by taxing authorities.

As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), the Company had not recorded any amounts for unrecognized tax benefits. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions, and no amounts had been recognized in the Company’s statements of operations and comprehensive loss.

Intellectual Property

The Company seeks to protect its intellectual property by filing patent applications in the United States and abroad related to novel technologies and product candidates that it views as important to its business. The patent positions of biotechnology companies generally, including the Company’s patent positions, is highly uncertain and involves complex legal and factual questions for which legal principles remain unresolved. Patent costs have been expensed as incurred as general and administrative expense.

Humacyte, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Research and Development

The Company expenses research and development costs as operating expenses as incurred. Research and development expenses consist primarily of:

•        salaries and related overhead expenses for personnel in research and development functions, including stock-based compensation and benefits;

•        fees paid to consultants and CROs, including in connection with clinical trials, and other related clinical trial fees, such as for investigator grants, patient screening, laboratory work and statistical compilation and analysis;

•        allocation of facility lease and maintenance costs;

•        depreciation of leasehold improvements, laboratory equipment and computers;

•        costs related to purchasing raw materials for and producing product candidates for clinical trials;

•        costs related to compliance with regulatory requirements;

•        costs related to the manufacturing scale-out initiative; and

•        license fees related to in-licensed technologies.

Accrued Research and Development

The Company has entered into various agreements with CROs and a CMO, which conduct preclinical studies and clinical trials and contract manufacturing activities. The Company’s research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued expenses on the balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered. The Company terminated its agreement with its CMO on March 6, 2020 but will continue to rely on its CMO to store and ship HAV inventory until such time as its HAV inventory is fully depleted. As of December 31, 2020 and March 31, 2021 (unaudited), the inventory value held at the CMO is immaterial.

Stock-Based Compensation

The Company accounts for stock-based compensation for employees and non-employees measured at grant date, based on the fair value of the award. The Company measures the fair value of awards granted using the Black-Scholes option pricing model and recognizes the expense over the requisite service period using the straight-line method. Option valuation models, including the Black-Scholes option-pricing model, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, the expected term of the award, and the fair value of the underlying common stock on the date of grant. Forfeitures are accounted for as they occur.

Leases

Effective January 1, 2019, the Company accounts for its leases under ASC 842, Leases. The Company determines if an arrangement is or contains a lease and the classification of that lease at inception of a contract. The Company’s operating lease assets are included in “operating lease right-of-use assets, net”, and the current and non-current portions of the operating lease liabilities are included in “operating lease obligation, current portion”, and “operating lease obligation, net of current portion”, respectively, on the balance sheets. The Company’s finance lease

Humacyte, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

assets are included in “finance lease right-of-use assets, net”, and the current and non-current portions of the finance lease liabilities are included in “finance lease obligation, current portion”, and “finance lease obligation, net of current portion”, respectively, on the balance sheets.

Under this guidance, arrangements meeting the definition of a lease are classified as operating or finance leases, and are recorded on the balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease right-of-use assets and lease obligations are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. Operating lease right-of-use assets are adjusted for (i) payments made at or before the commencement date, (ii) initial direct costs incurred, and (iii) tenant incentives under the lease. As the implicit rate for the operating leases were not determinable, the Company used an incremental borrowing rate based on the information available at the respective lease commencement dates in determining the present value of future payments. The incremental borrowing rate represents the interest rate the Company would expect to incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease. The Company determined the incremental borrowing rate by considering various factors, such as its credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, the lease term and the currency in which the lease was denominated. The Company considers a lease term to be the noncancelable period that it has the right to use the underlying asset, including any periods where it is reasonably certain the Company will exercise any option to extend the contract.

Lease expenses for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Amortization expense of the right-of-use asset for finance leases is recognized on a straight-line basis over the lease term and interest expense for finance leases is recognized based on the incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.

In calculating the right-of-use assets and lease liabilities, the Company has elected to combine lease and non-lease components for all asset classes. The Company excludes short-term leases, if any, having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Prior to the adoption of ASC 842 on January 1, 2019 the Company was deemed to be the accounting owner of leased space during the construction of its headquarters in a build-to-suit arrangement. Upon substantial completion of construction in June 2018, the Company assessed the facility for sale-leaseback criteria qualification. The Company determined that the transaction did not meet the requirements of a sale-leaseback due to the Company’s continuing involvement in the leased facility. As such, the facility was accounted for as an asset financing, with the building asset and related facility financing obligation remaining on the Company’s balance sheet. The Company availed itself of the practical expedients provided under the ASU and its subsequent amendments regarding identification of leases, lease classification, indirect costs, and the combination of lease and non-lease components. Upon adoption of ASC 842, the Company removed the building assets and facility financing obligation, under the failed sale leaseback, for its headquarters lease from its financial statements, with a corresponding adjustment (addition) to accumulated deficit of $1.9 million, and recorded a finance lease liability and corresponding right-of-use asset, each for $27.6 million in connection with the headquarters lease. In addition, the adoption of this guidance resulted in the recognition of operating right-of-use assets and operating lease liabilities of $0.9 million as of January 1, 2019, which included the lease of the underlying land associated with its headquarters.

Humacyte, Inc.
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The cumulative effect of initially applying the new lease guidance on January 1, 2019 is as follows:

	January 1, 2019
($ in thousands)	Beginning Balance	Cumulative Effect Adjustment	Beginning Balance, As Adjusted
Assets
Building asset	$25,091	$(25,091)	$—
Finance lease right-of-use assets, net	$—	$27,612	$27,612
Operating lease right-of-use assets, net	$—	$923	$923

Liabilities and stockholders’ deficit
Accrued expenses	$7,049	$(1)	$7,048
Facility financing obligation, current portion	$276	$(276)	$—
Finance lease obligation, current portion	$—	$1,292	$1,292
Operating lease obligation, current portion	$—	$55	$55
Facility financing obligation, net of current portion	$22,955	$(22,955)	$—
Finance lease obligation, net of current portion	$—	$26,319	$26,319
Operating lease obligation, net of current portion	$—	$870	$870
Accumulated deficit	$(234,289)	$(1,861)	$(236,150)

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company adopted ASU 2018-13 as of January 1, 2020. The adoption of this ASU did not have a material impact on its financial statements and related disclosures.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company adopted ASU 2020-06 as of January 1, 2021 (unaudited). The adoption of this ASU had no impact on its financial statements and related disclosures.

Humacyte, Inc.
Notes to Financial Statements

3. Property and Equipment, Net

Property and equipment, net consist of the following:

	As of December 31,		March 31, 2021
($ in thousands)	2019	2020
			(Unaudited)
Scientific equipment	$27,822	$27,412	$27,432
Computer equipment	218	149	154
Software	340	335	335
Furniture and fixtures	988	988	988
Leasehold improvements	26,337	26,355	26,355
	55,705	55,239	55,264
Accumulated depreciation	(8,417)	(14,261)	(15,816)
Property and equipment, net	$47,288	$40,978	$39,448

Depreciation expense totaled $4.7 million and $6.3 million for the years ended December 31, 2019 and 2020, respectively and $1.6 million and $1.6 million for the three months ended March 31, 2020 and 2021 (unaudited), respectively. All long-lived assets are maintained in the United States.

4. Accrued Expenses

Accrued expenses consisted of the following:

	As of December 31,		As of March 31, 2021
($ in thousands)	2019	2020
			(Unaudited)
Accrued external research, development and manufacturing costs	$3,872	$2,615	$2,038
Accrued employee compensation and benefits	1,260	1,009	2,408
Accrued professional fees	868	968	2,938
Total	$6,000	$4,592	$7,384

5. Debt

On April 30, 2020, the Company received loan proceeds in the amount of approximately $3.3 million under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. All or portion of this loan and any accrued interest may be forgiven after a twenty four week period as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of the loan forgiven will be reduced if the borrower terminates employees or reduces salaries during the twenty four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first ten months.

In September 2020, the Company applied for forgiveness of the outstanding amount under its PPP loan. The Company used the proceeds for purposes it believes were consistent with the requirements of the PPP. The Company determined that loan forgiveness would become probable upon approval by the Small Business Administration of the Company’s forgiveness application. If and when the loan forgiveness becomes probable, the Company will recognize income for debt extinguishment on our statements of operations and comprehensive loss.

Humacyte, Inc.
Notes to Financial Statements

5. Debt (cont.)

Unaudited

In March 2021, the Company entered into a term loan agreement with Silicon Valley Bank and SVB Innovation Credit Fund VIII, L.P., which provides a term loan facility of up to $50.0 million with a maturity date of March 1, 2025 “the Loan Agreement”. The Company’s obligations under the Loan Agreement are secured by substantially all of its assets except for its intellectual property. The Loan Agreement contains certain customary covenants, including, but not limited to, those relating to additional indebtedness, liens, asset divestitures, and affiliate transactions. If a minimum liquidity amount is not maintained, 50% of the outstanding principal and interest will become cash collateralized. As of March 31, 2021 (unaudited), the Company was in compliance with all covenants. The Company may use the proceeds of borrowings under the Loan Agreement as working capital and to fund its general business requirements.

The Loan Agreement provides that the term loans will be distributed in tranches. The initial term loan tranche of $20.0 million was drawn as of March 31, 2021 (unaudited) and is accounted for net of issuance costs which are being accreted to interest expense over the term of the loan using the effective interest method. Three subsequent $10.0 million term loan tranches are eligible to be disbursed at the request of the Company during specified draw periods between now and 2023 if certain business development milestones and other specified requirements are met by the dates specified in the Loan Agreement. Borrowings bear interest at the greater of 7.5% or the Wall Street Journal Prime Rate plus 4.25%. Interest only payments on the principal amount outstanding are due monthly beginning in the first month after the loan is dispersed. Repayment of principal may begin as soon as April 1, 2022 and no later than April 1, 2024, depending on whether the Company qualifies for and elects to borrow the subsequent tranches of term loans. The term loans may only be prepaid in full, and such prepayment requires 30 days’ advance notice and is subject to a prepayment fee of 3.00% (with a step down to 2.00% after March 30, 2022, and a further step down to 1.00% after March 30, 2023). The Company is not obligated to pay a prepayment fee if the Company makes a prepayment after March 30, 2024.

In connection with the Loan Agreement, Humacyte granted warrants to purchase shares of Humacyte common stock at an exercise price of $2.699 per share (unaudited) of which 1,095,616 warrants were immediately exercisable (unaudited) and the remaining 469,550 will become exercisable upon the funding of an additional $10 million tranche (unaudited). The warrants are classified within stockholders’ equity as the settlement of the warrants is indexed to the Company’s own stock. The Company recognized the fair value of the warrants immediately exercisable within stockholders’ equity using a Black-Scholes valuation model at issuance. The Company has determined that the funding of an additional tranche is not probable, and therefore no value was ascribed at issuance to the warrants that are only exercisable upon the funding of the additional tranche. The fair value of warrants ($2.4 million), a 5% final payment fee ($1.0 million) and debt issuance costs ($0.3 million) are being accreted to interest expense over the term of the loan using the effective interest method.

6. Leases

The Company’s finance lease relates to its headquarters, which was substantially completed in June 2018 and leased through May 2033, and its operating lease relates to the land lease associated with its headquarters. Historically the Company’s operating leases included a lease for laboratory and office space in Ohio. In March 2020, the Company terminated this lease, effective September 30, 2020, and paid termination fees of less than $0.1 million.

At December 31, 2019 and 2020, and March 31, 2021 (unaudited), the Company had finance lease liabilities of $26.3 million, $24.8 million and $24.4 million, respectively, and right-of-use assets of $25.6 million, $23.5 million and $23.0 million, respectively, and operating lease liabilities of $0.9 million, $0.8 million and $0.8 million, respectively, and right-of-use assets of $0.9 million, $0.8 million and $0.8 million, respectively, all of which were included in the balance sheet.

The Company’s leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Certain of the Company’s leases include renewal options and escalation clauses; renewal options have been included in the calculation of the lease liabilities and right of use assets as the Company is reasonably certain to exercise the options due to the specialized nature of the leased building. Variable expenses generally represent the Company’s share of the landlord’s operating expenses. The Company does not act as a lessor in any lease arrangements.

Humacyte, Inc.
Notes to Financial Statements

6. Leases (cont.)

The following summarizes quantitative information about the Company’s leases:

	Year Ended December 31, 2019		Year Ended December 31, 2020		Three Months Ended March 31, 2020 (unaudited)		Three Months Ended March 31, 2021 (unaudited)
($ in thousands)	Finance Leases	Operating Leases	Finance Leases	Operating Leases	Finance Leases	Operating Leases	Finance Leases	Operating Leases
Operating cash flows from leases	$(2,298)	$(137)	$(2,180)	$(182)	$(557)	$(36)	$(525)	$(26)
Financing cash flows from leases	$(1,292)	$—	$(1,500)	$—	$(347)	$—	$(402)	$—
Weighted-average remaining lease term	6.02	6.38	5.52	6.24	5.88	6.30	5.39	6.10
Weighted-average discount rate	8.50%	8.50%	8.50%	8.50%	8.50%	8.50%	8.50%	8.50%

As of December 31, 2020, the maturities of the Company’s lease liabilities were as follows:

($ in thousands)	Finance Leases	Operating Leases
Year Ended December 31, 2021	$3,773	$105
Year Ended December 31, 2022	3,868	105
Year Ended December 31, 2023	3,965	105
Year Ended December 31, 2024	4,065	106
Year Ended December 31, 2025	4,167	106
Thereafter	16,937	678
Total	36,775	1,205
Less: present value discount	(11,956)	(436)
Lease liabilities	$24,819	$769

7. Redeemable Convertible Preferred Stock

Redeemable Convertible Preferred Stock and Preferred Stock Terms

The Company has outstanding series A redeemable convertible preferred stock, series B redeemable convertible preferred stock, series C redeemable convertible preferred stock and series D redeemable convertible preferred stock, which are collectively referred to as “redeemable convertible preferred stock.” The series A redeemable convertible preferred stock, series B redeemable convertible preferred stock and series C redeemable convertible preferred stock are individually and collectively referred to as “junior” series of preferred stock.

As of December 31, 2019, December 31, 2020, March 31, 2020 (unaudited) and March 31, 2021 (unaudited) redeemable convertible preferred stock consisted of the following (in thousands, except share amounts):

	Redeemable Convertible Preferred Stock Authorized	Redeemable Convertible Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Issuance Price
Series A redeemable convertible preferred stock	70,152,805	70,152,805	$74,079	$74,079	$1.05596
Series B redeemable convertible preferred stock	91,919,158	91,919,158	127,358	136,500	$1.485
Series C redeemable convertible preferred stock	42,808,219	42,808,208	70,704	75,000	$1.752
Series D redeemable convertible preferred stock	60,216,780	60,216,780	148,848	150,000	$2.491
	265,096,962	265,096,951	$420,989	$435,579

Humacyte, Inc.
Notes to Financial Statements

7. Redeemable Convertible Preferred Stock (cont.)

In connection with the series D redeemable convertible preferred stock financing, the Company granted Fresenius Medical Care the right to purchase up to an aggregate of $30.0 million of its common stock in a private placement effected concurrently with its initial public offering at a price per share equal to the initial public offering price. See Note 13: Related Party Transactions for further discussion of the Company’s relationship with Fresenius Medical Care.

Election of Directors

The holders of the series A redeemable convertible preferred stock and the series B redeemable convertible preferred stock may designate one individual and two individuals, respectively, to the Board of Directors. The holders of the series C redeemable convertible preferred stock may designate one individual to the Board of Directors and Fresenius Medical Care may designate one representative to attend, in a non-voting observer capacity, all meetings of the Company’s Board of Directors.

Conversion to Common Stock

Each share of redeemable convertible preferred stock is convertible, at the option of the holder thereof, into that number of the fully paid and nonassessable shares of common stock determined by dividing the original issue price for the relevant shares by the conversion price. Each share of redeemable convertible preferred stock will automatically be converted into that number of fully-paid, nonassessable shares of common stock at the then effective conversion rate for such shares (i) immediately prior to the closing of a firm commitment underwritten public offering on the New York Stock Exchange or a Nasdaq market pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, if the offering price is not less than $2.7401 per share (as adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event) and the aggregate gross proceeds to the Company are not less than $100.0 million (before deduction of commissions and expenses), (ii) with respect to the series C redeemable convertible preferred stock, series B redeemable convertible preferred stock and series A redeemable convertible preferred stock, upon the receipt by the Company of a written request for such conversion from the holders of at least 60% of such series of redeemable convertible preferred stock then outstanding and at least 60% of the then outstanding shares of series C redeemable convertible preferred stock or (iii) with respect to the series D redeemable convertible preferred stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the then outstanding shares of series D redeemable convertible preferred stock.

The following are the conversion prices for each series of the redeemable convertible preferred stock as of December 31, 2020 and March 31, 2021 (unaudited):

Series	Conversion Price
Series A redeemable convertible preferred stock	$1.05596
Series B redeemable convertible preferred stock	$1.485
Series C redeemable convertible preferred stock	$1.752
Series D redeemable convertible preferred stock	$2.491

These conversion prices are subject to adjustment from time to time including for certain share issuances made without consideration or for consideration less than the then applicable conversion price of a series of redeemable convertible preferred stock, dividends, stock splits, and combinations. As of December 31, 2020 and March 31, 2021 (unaudited), each series of redeemable convertible preferred stock is convertible on a one-for-one basis.

The series A, series B, series C and series D redeemable convertible preferred stock includes an anti-dilution feature that adjusts the conversion price, in certain scenarios, if the Company sells shares at a price below the stated conversion price. The anti-dilution provision is considered a contingent beneficial conversion feature. Due to the inability of the Company to determine the price of the shares sold, the Company is unable to determine the number of shares that the holder would receive if the contingency occurs. Therefore, the beneficial conversion feature is not recognized until the contingent event occurs.

Humacyte, Inc.
Notes to Financial Statements

7. Redeemable Convertible Preferred Stock (cont.)

Dividends

Any dividends on the redeemable convertible preferred stock are not cumulative. The holders of the redeemable convertible preferred stock are entitled to receive dividends pro rata with the holders of common stock on an as-converted basis, when and if declared and paid by the Board of Directors, out of any assets at the time legally available. Any declared and unpaid dividends on the redeemable convertible preferred stock are payable upon certain voluntary or involuntary acquisition or sale transactions or the liquidation, dissolution or winding up of the Company as described below under “Liquidation,” and no dividends may be made with respect to the common stock unless all dividends declared on the redeemable convertible preferred stock have been paid or set aside for payment.

Liquidation

In the event of certain voluntary or involuntary acquisition or sale transactions or upon the liquidation, dissolution or winding up of the Company, each, a Reorganization, in which the holders of the series D redeemable convertible preferred stock receive less than $2.491 per share plus any declared but unpaid dividends, referred to as the Series D Liquidation Preference, or such lesser amount approved in writing by the holders of a majority of the then outstanding series D redeemable convertible preferred stock, the series D stockholders will receive the series D liquidation preference before the holders of the series C, series B, series A redeemable convertible preferred stock or common stockholders would receive any proceeds relating to such Reorganization, and the entire assets of the Company available for distribution would be distributed pro rata among holders of the series D redeemable convertible preferred stock. In the event that, after the payment to the holders of the series D redeemable convertible preferred stock, the holders of the series C redeemable convertible preferred stock would receive less than $1.752 per share plus any declared but unpaid dividends or such lesser amount approved by the holders of at least 80% of the then outstanding series C redeemable convertible preferred stock, the entire remaining assets of the Company available for distribution would be distributed pro rata among holders of the series C redeemable convertible preferred stock. In the event that, after the payment to the holders of the series D redeemable convertible preferred stock and series C redeemable convertible preferred stock, the holders of the series B redeemable convertible preferred stock would receive less than $1.485 per share plus any declared but unpaid dividends or such lesser amount approved by the holders of a majority of the then outstanding series B redeemable convertible preferred stock, the entire remaining assets of the Company available for distribution would be distributed pro rata among holders of the series B redeemable convertible preferred stock. However, in the event of any Reorganization, if the holders of the series D redeemable convertible preferred stock, series C redeemable convertible preferred stock or series B redeemable convertible preferred stock would receive less than 1.25 times their respective liquidation preference per share, the holders of each such series will be entitled to receive, in preference to any distribution of assets to the holders of any junior series, an amount per share equal to 1.25 times such liquidation preference.

In the event that, after the payment to the holders of the series D redeemable convertible preferred stock, series C redeemable convertible preferred stock and series B redeemable convertible preferred stock described above, the holders of the series A redeemable convertible preferred stock would receive less than $1.05596 per share plus any declared but unpaid dividends or such lesser amount approved by the holders of a majority of the then outstanding series A redeemable convertible preferred stock, the entire remaining assets of the Company available for distribution would be distributed pro rata among holders of the series A redeemable convertible preferred stock. After payment to the holders of preferred stock, the remaining assets of the Company available for distribution would be distributed pro rata among the holders of preferred stock and common stock with the preferred stock being treated as if they had been converted to common stock at the then applicable conversion rate.

Voting

Except as provided in the Company’s certificate of incorporation and as required by law, the holders of the redeemable convertible preferred stock vote with the holders of common stock on an as-converted basis. Preferred stockholders will generally vote together with the holders of common stock as a single class but also have class vote approval rights as provided by law and others as specified in the Company’s certificate of incorporation.

Humacyte, Inc.
Notes to Financial Statements

7. Redeemable Convertible Preferred Stock (cont.)

Redemption and Balance Sheet Classification

In accordance with the Company’s accounting policy, the series A, series B, series C and series D redeemable convertible preferred stock was classified as temporary equity due to the fact that liquidation is not solely within the control of the Company. As of December 31, 2020 and March 31, 2021 (unaudited), liquidation of the series A, series B, series C and series D redeemable convertible preferred stock was not probable because the change in control events (acquisition, sale or asset transfer) that would lead to liquidation are contingent upon events that have not yet occurred and are not considered probable at this time. The Company has not adjusted the carrying value of the redeemable convertible preferred stock to its liquidation preference because a deemed liquidation event obligating the Company to pay the liquidation preference to holders of shares of redeemable convertible preferred stock is not probable of occurring. Subsequent adjustments of the carrying values to the liquidation preference will be made only when it becomes probable that such a deemed liquidation event will occur.

8. Stockholders’ Deficit

Common Stock

As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), the Company’s certificate of incorporation, as amended, authorized the Company to issue 340,216,780, 340,216,780 and 340,216,780 shares of common stock, respectively, at a par value of $0.001 per share. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved for issuance) by the affirmative vote of the holders of a majority (assuming the conversion of all redeemable convertible preferred stock into shares of the Company’s common stock) of the capital stock of the Company entitled to vote and without a separate class vote of the common stock.

The holders of common stock are entitled to receive dividends from time to time as may be declared by the Board of Directors. No cash dividend may be declared or paid to common stockholders until paid on each series of outstanding redeemable convertible preferred stock in accordance with its terms. Through December 31, 2020 and March 31, 2021 (unaudited), no dividends have been declared.

The holders of common stock are entitled to one vote for each share held with respect to all matters voted on by the common stockholders of the Company. Preferred stockholders generally vote together with the holders of common stock as a single class but also have class vote approval rights as provided by law and others as specified in the Company’s certificate of incorporation.

In the event of a Reorganization of the Company, after payment to the preferred stockholders of their liquidation preferences, holders of common stock are entitled, together with holders of redeemable convertible preferred stock, to share ratably in all remaining assets of the Company.

As of December 31, 2019 and 2020 and March 31, 2021 (unaudited), the Company had reserved common stock for future issuances as follows:

	December 31,		March 31, 2021
	2019	2020
			(Unaudited)
Conversion of Series A redeemable convertible preferred stock	70,152,805	70,152,805	70,152,805
Conversion of Series B redeemable convertible preferred stock	91,919,158	91,919,158	91,919,158
Conversion of Series C redeemable convertible preferred stock	42,808,219	42,808,219	42,808,219
Conversion of Series D redeemable convertible preferred stock	60,216,780	60,216,780	60,216,780
Exercise of options under stock plan	19,880,073	18,330,574	23,754,433
Issuance of options under stock plan	10,422,521	11,228,478	5,487,811
Warrants to purchase common stock	125,520	125,520	1,095,616
	295,525,076	294,781,534	295,434,822

Humacyte, Inc.
Notes to Financial Statements

8. Stockholders’ Deficit (cont.)

Warrants

In conjunction with a long-term debt agreement entered into on March 15, 2006 and paid in full during 2011, the Company issued a warrant that gave the holder the right to purchase 125,520 shares of the Company’s common stock at an exercise price of $0.30 per share, which was outstanding as of December 31, 2019 and 2020. The warrant was exercised on March 4, 2021 (unaudited). There was no activity for the warrant during the years ended December 31, 2019 and 2020.

In conjunction with the Loan Agreement entered into on March 30, 2021, the Company issued warrants that gave the holders the right to purchase 1,095,616 shares of the Company’s common stock at an exercise price of $2.699 per share, which was outstanding as of March 31, 2021 (unaudited). Under the terms of the warrant agreement, warrants to purchase an additional 469,550 shares of the Company’s common stock at an exercise price of $2.699 per share are exercisable upon funding of an additional loan advance (unaudited).

9. Stock-based Compensation

The Company has adopted the 2015 Omnibus Incentive Plan, as amended, or the 2015 Plan, which allows for the grant of nonstatutory stock options, or NSOs, and incentive stock options, or ISOs, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock awards to employees, officers, directors, and consultants in the service of the Company. The Company believes that such awards aid in aligning the interests of these persons with those of its stockholders. The Board of Directors determines the specific terms of equity incentive grants, including the exercise price per share and vesting period for option awards. Option awards are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant.

The Company has granted options that include either a service-based or performance-based vesting condition and a 10-year contractual term. The service-based vesting condition is generally satisfied over 36 months from the date of grant. The performance-based vesting conditions are satisfied upon the attainment of certain product development milestones. The Company recognizes stock-based compensation expense based on the grant date fair value of the awards. Compensation expense related to awards with service-based vesting conditions is recognized on a straight-line basis over the requisite service period. Compensation expense related to awards with performance-based vesting conditions is recognized over the requisite service period using the accelerated attribution method to the extent achievement of the performance-based condition is probable. The Company does not recognize compensation expense related to awards with performance-based vesting conditions until it is probable that the performance-based vesting condition will be achieved. Forfeitures are accounted for as they occur.

Option awards under the 2015 Plan generally provide for accelerated vesting of the unvested portions of any option award in the event of an involuntary termination, as such term is defined in the relevant stock option agreement, of a grantee’s employment during the period that commences 30 days prior to the effective date of a corporate transaction and that ends 12 months following the effective date of such transaction. Additionally, the Company’s board of directors may, in its sole discretion, accelerate the vesting of any unvested stock options in the event of a corporate transaction.

The Company used the following assumptions on the date of grant to estimate the fair value of the stock options in the Black-Scholes option-pricing model as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(Unaudited)	(Unaudited)
Estimated dividend yield	0%	0%	0%	0%
Expected share price volatility	70.1% – 87.7%	89.4% – 91.6%	89.4%	91.5% – 92.1%
Risk-free interest rate	1.76% – 2.46%	0.34% – 0.75%	0.75%	0.62% – 0.97%
Expected term of options (in years)	6.00	6.00	6.00	6.00

Humacyte, Inc.
Notes to Financial Statements

9. Stock-based Compensation (cont.)

•        Fair Value of Common Stock.    As the Company’s common stock has not historically been publicly traded, the fair value of the shares of its common stock underlying the options has historically been determined by the Company’s board of directors with input from management, after considering independent third-party valuation reports.

•        Expected Term.    The expected term represents the period that stock options are expected to be outstanding. The Company calculated the expected term using the simplified method for options, which is available where there is insufficient historical data about exercise patterns and post-vesting employment termination behavior. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the times from grant until the mid-points for each of the tranches may be averaged to provide an overall expected term.

•        Expected Volatility.    The expected volatility was based on the historical share volatility of several publicly traded peer companies over a period of time equal to the expected term of the options, as the Company does not have any trading history to use the volatility of its common stock. For purposes of identifying these peer companies, the Company considered the industry, stage of development, size and financial leverage of potential comparable companies.

•        Risk-Free Interest Rate.    The risk-free interest rate was based on the yields of US Treasury zero-coupon securities with maturities similar in duration to the expected term of the options.

•        Expected Dividend Yield.    The Company has not paid dividends on its common stock nor does it expect to pay dividends in the foreseeable future. Accordingly, the Company has estimated the dividend yield to be zero.

At December 31, 2020 and March 31, 2021 (unaudited), there were 11,228,478 and 5,487,811 options remaining available for grant under the 2015 Plan. The Company has sufficient authorized and unissued shares to make all issuances currently contemplated under the 2015 Plan.

The following tables show a summary of stock-based compensation expense included in the statements of operations and comprehensive loss for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021 (unaudited), and remaining unrecognized cost as of December 31, 2019 and 2020 and March 31, 2021 (unaudited):

	Year Ended December 31,		Three Months Ended March 31,
($ in thousands)	2019	2020	2020	2021
			(Unaudited)	(Unaudited)
Research and development	$914	$1,135	$213	$636
General and administrative	3,543	3,559	969	1,892
Total	$4,457	$4,694	$1,182	$2,528
	As of December 31,		March 31, 2021
($ in thousands)	2019	2020
			(Unaudited)
Unrecognized share-based compensation cost	$7,919	$5,789	$14,871
Expected weighted average period compensation costs to be recognized (years)	1.8	1.7	2.3

Humacyte, Inc.
Notes to Financial Statements

9. Stock-based Compensation (cont.)

A summary of option activity under the 2015 Plan during the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021 (unaudited) is presented below:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Options outstanding at December 31, 2018	21,473,871	$1.23	7.4	$21,354
Granted	2,365,100	2.23
Exercised	(2,364,227)	0.52
Forfeited	(1,594,671)	2.00
Options outstanding at December 31, 2019	19,880,073	$1.37	6.5	$17,044
Granted	1,831,700	2.57
Exercised	(743,542)	0.41
Forfeited	(2,637,657)	0.99
Options outstanding at December 31, 2020	18,330,574	$1.59	6.6	$20,422
Vested and exercisable, December 31, 2020	12,918,751	$1.31	5.9	$17,925
Vested and expected to vest, December 31, 2020	18,330,574	$1.59	6.6	$20,422
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Options outstanding at December 31, 2020	18,330,574	$1.59	6.6	$20,422
Granted (unaudited)	5,835,000	2.70
Exercised (unaudited)	(316,808)	0.53
Forfeited (unaudited)	(94,333)	1.39
Options outstanding at March 31, 2021 (unaudited)	23,754,433	$1.88	7.29	$19,611,217
Vested and exercisable, March 31, 2021 (unaudited)	12,875,846	$1.35	5.80	$17,366,576
Vested and expected to vest, March 31, 2021 (unaudited)	23,754,433	$1.88	7.29	$19,611,217

The total intrinsic value of options exercised during the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021 (unaudited) was $4.0 million, $1.4 million, $1.1 million and $0.7 million, respectively.

The weighted-average grant-date fair value per share of options granted during the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021 (unaudited) was $2.23, $2.57, $2.23 and $2.70, respectively.

Humacyte, Inc.
Notes to Financial Statements

10. Income Taxes

The Company did not record any income tax expense or benefit during the years ended December 31, 2019 and 2020. The Company has a net operating loss and has provided a valuation allowance against net deferred tax assets due to uncertainties regarding the Company’s ability to realize these assets. All losses before income taxes arose in the US.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities, including valuation allowances, are as follows:

	As of December 31,
($ in thousands)	2019	2020
Deferred tax assets:
Net operating loss	$50,616	$53,515
Capitalized research and development	19,660	32,337
Research credits	10,658	15,056
Share-based compensation	1,669	2,519
Right of use lease liability	207	177
Accrued expenses	71	57
Other	1	1
Total deferred tax asset	82,882	103,662
Less: valuation allowance	(82,193)	(101,757)
Total net deferred tax asset	689	1,905

Deferred tax liabilities:
Basis difference in fixed assets	(482)	(1,728)
Right of use lease assets	(207)	(177)
Total deferred tax liability	(689)	(1,905)
Total net deferred tax asset/(liability)	$—	$—

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company’s historical operating losses, lack of taxable income and the accumulated deficit, the Company provided a full valuation allowance against the deferred tax assets resulting from the tax loss and credits carried forward as of December 31, 2019 and December 31, 2020.

The reasons for the difference between the actual income tax benefit for the years ended December 31, 2019 and 2020, and the amount computed by applying the statutory Federal income tax rate to losses before income taxes are as follows:

	December 31,
	2019		2020
($ in thousands)	Amount	Rate	Amount	Rate
Income tax benefit at statutory rate	$(17,939)	21.0%	$(13,970)	21.0%
State income taxes, net of federal benefit	(1,739)	2.0%	(1,338)	2.0%
Tax credits	(1,821)	2.1%	(2,625)	3.9%
Other nondeductible expenses	54	0.0%	90	(0.1)%
Deferred rate changes	16	0.0%	16	0.0%
Other	449	(0.5)%	(1,736)	2.6%
Change in valuation allowance	20,980	(24.6)%	19,563	(29.4)%
Provision for income taxes	$—	0.0%	$—	0.0%

Humacyte, Inc.
Notes to Financial Statements

10. Income Taxes (cont.)

As of December 31, 2020 the Company had approximately $232.7 million and $232.6 million of Federal and state net operating losses, respectively. Of this amount, $71.5 million of Federal net operating losses are carried over indefinitely, while the remaining amount begins to expire in 2025. The Company’s net operating loss carryforwards are subject to the application of the 80% limitation on taxable income beginning in 2021. Some of these state net operating losses included in these amounts follow the Federal Tax Cuts and Jobs Act and are carried over indefinitely, and others have various expiration dates.

As of December 31, 2019 and December 31, 2020 the Company had Federal and state research tax credit carryforwards of $10.7 million and $15.1 million, respectively. These credit carryforwards begin to expire in 2021.

Net operating loss carryforwards and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service, or IRS, and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders or groups over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Internal Revenue Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not determined whether there have been any cumulative ownership changes or the impact on the utilization of the loss carryforwards if such changes have occurred.

The Company applies the accounting guidance for uncertainties in income taxes, which prescribes a recognition threshold and measurement process for recording uncertain tax positions taken, or expected to be taken, in a tax return in the financial statements. Additionally, the guidance also prescribes the treatment for derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The Company accrues for the estimated amount of taxes for uncertain tax positions if it is more likely than not that the Company would be required to pay such additional taxes.

On March 27, 2020, the CARES Act was passed by the U.S. Congress and signed into United States law. The CARES Act, among other things, includes certain provisions for individuals and corporations (including a suspension on the application of the 80% limitation described above for taxable years beginning prior to January 1, 2021); however, these benefits did not materially impact the Company’s income tax provision in the periods presented.

The Company’s effective federal tax rate for the three months ended March 31, 2021 (unaudited) was 0%, primarily as a result of estimated tax losses for the fiscal year to date offset by the increase in the valuation allowance in the net operating loss carryforwards. The Company’s tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, the Company updates its estimate of the annual effective tax rate and, if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in such period. No adjustment was made as of March 31, 2021 (unaudited).

11. Retirement Plan

The Company maintains two defined contribution employee retirement plans, or 401(k) plans, for all employees upon their date of hire. The 401(k) plans are intended to qualify as tax-qualified plans under Section 401(k) of the Internal Revenue Code of 1986, as amended. The plans permit employees to contribute, on a pre-tax basis, a portion of their salary up to the Federally mandated limits. The Company matches an employee’s contribution up to 4% of the employee’s compensation. Contributions to the plans by the Company totaled $0.6 million for the year ended December 31, 2019, and $0.6 million for the year ended December 31, 2020 and $0.2 million and $0.2 million for the three months ended March 31, 2020 and 2021 (unaudited), respectively.

Humacyte, Inc.
Notes to Financial Statements

12. Commitments and Contingencies

Patent License Agreements

Duke University

In March 2006, the Company entered into a license agreement with Duke University, or Duke, which was subsequently amended in 2011, 2014, 2015, 2018 and 2019. Under this license agreement, Duke granted the Company a worldwide, exclusive, sublicensable license to certain patents related to decellularized tissue engineering, referred to as the patent rights, as well as a non-exclusive license to use and practice certain know-how related to the patent rights. The relevant licensed patent on decellularization of tissue will expire in 2021. The Company has agreed to use commercially reasonable efforts to develop, register, market and sell products utilizing the patent rights, referred to as the licensed products. Any services provided to a third party utilizing licensed products are referred to as licensed services. The Company has also agreed to meet certain benchmarks in its development efforts, including as to development events, clinical trials, regulatory submissions and marketing approval, within specified timeframes. Under the license agreement, Duke retains the right to use the patent rights for its own educational and research purposes, and to provide the patent rights to other non-profit, governmental or higher-learning institutions for non-commercial purposes without paying royalties or other fees.

In connection with the Company’s entry into the license agreement, the Company granted equity consideration to Duke in the form of 200,666 shares of the Company’s common stock. Under the license agreement, the Company also agreed to pay Duke:

•        a low single-digit percentage royalty on eligible sales of licensed products and licensed services, plus a low double-digit percentage of any sublicensing revenue;

•        an annual minimum royalty beginning in 2012, which increases in the calendar year immediately following the first commercial sale of licensed products or licensed services (whichever occurs first); and

•        an additional amount in license fees, as certain milestones are met.

The license agreement remains effective until the last of the patent rights expires or four years after our first commercial sale, unless earlier terminated. Either party may terminate the agreement for fraud, willful misconduct or illegal conduct, or uncured material breach. Duke may terminate the agreement if the Company becomes insolvent. Duke may also terminate the license, convert the license into a non-exclusive license or seek assignment of any sublicense if the Company fails to reach diligence milestones within the applicable time period. If the Company abandons any claim, patent or patent application, its rights under the license with respect to such patent rights will be terminated in the territory in which the Company abandons such rights. The Company may terminate the license agreement unilaterally upon three months’ prior notice to Duke. The Company agrees to indemnify Duke against certain third-party claims. Payments to Duke under the license agreement were immaterial during the periods presented.

Yale University

In February 2014, the Company entered into a license agreement with Yale University, or Yale, that granted the Company a worldwide license to the patents related to coatings for small-diameter vessels to inhibit clotting. The license granted under the agreement is exclusive in the field of engineered vascular tissues and tissues and extracellular matrix-based implants used for vascular repair, reconstruction and replacement (provided that all uses are vascular tissues within the range of 1-12mm in diameter), except that it is subject to Yale’s non-exclusive right, on behalf of itself and all other non-profit academic institutions, to use the licensed products for research, teaching, and other non-commercial purposes. The Company has agreed to pay to Yale an annual maintenance fee, increasing between the first and fourth anniversaries of the agreement up to a maximum of less than $0.1 million per year for this license.

Humacyte, Inc.
Notes to Financial Statements

12. Commitments and Contingencies (cont.)

In August 2019, the Company entered into a license agreement with Yale, that granted the Company a worldwide license to the patents related to Bioartificial Vascular Pancreas (BVP). The license granted under the agreement is exclusive in the field of engineered vascular tissues that deliver pancreatic islet cells to patients, except that it is subject to Yale’s non-exclusive right, on behalf of itself and all other non-profit academic institutions, to use the licensed products for research, teaching, and other non-commercial purposes. The Company has agreed to pay to Yale an annual maintenance fee, increasing between the first and fourth anniversaries of the agreement up to a maximum of less than $0.1 million per year for this license.

In August 2019, the Company entered into a license agreement with Yale, that granted the Company a worldwide license to the patents related to tubular prostheses. The license granted under the agreement is exclusive in the field of engineered urinary conduits, engineered tracheas/airways, and engineered esophagi, except that it is subject to Yale’s non-exclusive right, on behalf of itself and all other non-profit academic institutions, to use the licensed products for research, teaching, and other non-commercial purposes. The Company has agreed to pay to Yale an annual maintenance fee, increasing between the first and fourth anniversaries of the agreement up to a maximum of less than $0.1 million per year for this license.

The Company has agreed to use reasonable commercial efforts to develop and commercialize the licensed patents and any licensed products and methods, and to use reasonable efforts to make the licensed products available to patients in low and low-middle income countries. The Company is also obligated to provide Yale periodically an updated and revised copy of its plan for each license, which must indicate progress of its development and commercialization. The Company may also sublicense the Company’s rights without Yale’s prior written consent, but such sublicense is subject to certain conditions.

In connection with its entry into the license agreement, the Company paid Yale upfront cash fees. The Company has also agreed to pay Yale:

•        annual maintenance fees, increasing between the first anniversary of the agreement until the fifth anniversary for the coating and BVP licenses and until the fourth anniversary for the tubular prostheses license up to a maximum of less than $0.1 million per year;

•        milestone payments upon achievement of certain regulatory and commercial milestones of $0.2 million and $0.6 million;

•        a low single-digit percentage royalty on worldwide net sales, subject to reductions for third-party license fees; and

•        a low double-digit percentage of sublicensing income.

If the Company or any of its future sublicensees bring a patent challenge against Yale or assists another party in bringing a patent challenge against Yale, the license fees described above will be subject to certain increases and penalties.

The agreements expire on a country-by-country basis on the date on which the last of the patents in such country expires, lapses or is declared invalid. Yale may terminate the agreements if the Company fails to (i) provide written diligence reports, (ii) provide commercially reasonable diligence plans, (iii) implement the plans in accordance with the obligations under the agreements, or (iv) reach certain research and development milestones within the scheduled timeframe set forth in the agreements; however, any such termination right would be limited in scope to the country to which such failure relates. Yale may also terminate for the Company’s non-payment, uncured material breach, failure to obtain adequate insurance, bringing or assisting in bringing of a patent challenge against Yale, abandonment of the research and development of the Company’s products or insolvency. The Company may terminate the license agreements (i) on 90 days’ prior written notice to Yale, provided the Company is not in breach of the license agreements and has made all required payments to Yale thereunder and (ii) on written notice to Yale following an uncured material breach. With respect to the license agreements related to small-diameter vessels and BVP, the

Humacyte, Inc.
Notes to Financial Statements

12. Commitments and Contingencies (cont.)

Company’s rights under the license agreements will also terminate automatically with respect to a patent application or patent within the licensed patents in a specified country if, upon receipt of written notice from Yale, the Company does not agree to pay the patent filing, prosecution and maintenance fees incurred by Yale for such patent applications or patents in the specified country. Under certain circumstances, Yale may, at its option, convert the exclusive licenses to non-exclusive licenses if the Company declines to initiate certain infringement or interference proceedings with respect to the licensed patents. The Company has agreed to indemnify Yale against certain third-party claims. Payments to Yale under the license agreement were immaterial during the periods presented.

Legal Matters

The Company currently is not aware of any legal proceedings or claims that management believes will have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, results of operations, or cash flows.

Indemnification

To the extent permitted under Delaware law, the Company has agreed to indemnify its directors and officers for certain events or occurrences while the director or officer is, or was serving, at the Company’s request in such capacity. The indemnification period covers all pertinent events and occurrences during the director’s or officer’s service. The maximum potential amount of future payments the Company could be required to make under these indemnification arrangements is not specified in such arrangements; however, the Company has director and officer insurance coverage that is intended to reduce its exposure and enable the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification arrangements in excess of applicable insurance coverage is immaterial.

13. Related Party Transactions

Fresenius Medical Care distribution agreement

In addition to Fresenius Medical Care’s purchase of series D redeemable convertible preferred stock, the Company entered into a distribution agreement with Fresenius Medical Care in June 2018 which, as amended as of February 16, 2021, granted Fresenius Medical Care and its affiliates exclusive rights to develop outside the United States and EU and commercialize outside of the United States the Company’s 6 millimeter x 42cm HAV and all improvements thereto, and modifications and derivatives thereof (including any changes to the length, diameter or configuration of the foregoing), for use in vascular creation, repair, replacement or construction, including renal replacement therapy for dialysis access, the treatment of peripheral arterial disease, and the treatment of vascular trauma, but excluding coronary artery bypass graft, pediatric heart surgery, or adhering pancreatic islet cells onto the outer surface of the distribution product for use in diabetic patients. Within the United States, Fresenius Medical Care will collaborate with the Company in its commercialization of the product in the field, including adoption of the distribution product as a standard of care in patients for which such use is supported by clinical results and health economic analyses.

The Company is responsible for developing and seeking regulatory approval for the distribution product in the field in the United States. For countries outside the United States, the parties agreed to use commercially reasonable efforts to satisfy certain agreed minimum market entry criteria for the distribution product in the field in such country. For the EU, once such criteria have been satisfied for the applicable country, or if the parties otherwise mutually agree to obtain regulatory approval for the distribution product in the field in the applicable country, the Company agreed to use commercially reasonable efforts to obtain such regulatory approval (other than pricing approval), and Fresenius Medical Care agreed to use commercially reasonable efforts to obtain the corresponding pricing approval. For the rest of the world (i.e., outside the United States and the EU), once such criteria have been satisfied for the applicable country, or if the parties otherwise mutually agree to obtain regulatory and pricing approval for the distribution product in the field in the applicable country, Fresenius Medical Care agreed to use commercially reasonable efforts to obtain such approvals, and the Company agreed to use commercially reasonable efforts to support Fresenius Medical Care in its efforts.

Humacyte, Inc.
Notes to Financial Statements

13. Related Party Transactions (cont.)

Under the distribution agreement, the Company grants an exclusive, sublicensable license to Fresenius Medical Care under the patents, know-how and regulatory materials controlled by the Company during the term to commercialize the distribution product in the field outside the United States, subject to the Company’s retained rights to carry out its obligations under the distribution agreement. The Company also grants a non-exclusive, sublicensable license to Fresenius Medical Care under the patents, know-how and regulatory materials controlled by the Company during the term to develop the distribution product in accordance with the terms of the distribution agreement. In addition, the Company grants to Fresenius Medical Care, among other things, a perpetual, irrevocable, non-exclusive sublicensable license under the patents and know-how that primarily relate to the distribution product or its manufacture and that were created, conceived or developed solely or jointly by or on behalf of Fresenius Medical Care in the performance of its activities under the distribution agreement.

The distribution agreement provides that the Company will own all know-how and patents that primarily relate to the distribution product or its manufacture that are created, conceived or developed by or on behalf of either party in the performance of activities under the distribution agreement. Ownership of all other know-how, patents, materials and other intellectual property created, conceived or developed during the performance of activities under the distribution agreement will be determined in accordance with U.S. patent laws for determining inventorship.

The Company is obligated to make payments to Fresenius Medical Care based on a share of aggregate net sales by or on behalf of the Company of the distribution product in the United States in the field. Such revenue-share payments will be a percentage of net sales in the low double digits, without regard to the calendar year in which such net sales are attributable, until such time that the Company has paid to Fresenius Medical Care a certain total amount, at which time the revenue-share will decrease to a percentage of net sales in the mid-single digits. The amounts that Fresenius Medical Care will be obligated to pay the Company under the distribution agreement for sales of the distribution product in the field outside of the United States will vary. Fresenius Medical Care agreed to pay the Company initially, on a country-by-country basis for sales outside of the United States, the amount equal to the average cost of manufacturing the Company’s distribution product plus a fixed dollar amount per unit. Following a specified period, on a country-by-country basis outside of the United States, Fresenius Medical Care will pay the Company a fixed percentage of net sales for each unit sold in such country, such that the Company will receive more than half of such net sales.

The distribution agreement will generally continue on a country-by-country basis until the later of (a) the tenth anniversary of the launch date of the distribution product in the relevant country or (b) the expiration of the last-to-expire valid claim of specified patents in such country. Each party is permitted to terminate the distribution agreement for insolvency of, or, under certain circumstances, including various cure periods, material breach by the other party. Subject to a cure period, Fresenius Medical Care may also terminate the distribution agreement in its entirety or on a country-by-country basis (i) for certain withdrawals of regulatory approval or (ii) for termination or expiration of any of our in-licenses that is necessary for the exercise of Fresenius Medical Care’s rights, or the satisfaction of its obligations, under the distribution agreement. In addition, Fresenius Medical Care may terminate the distribution agreement for convenience on a country-by-country basis upon not less than 12 months’ written notice to the Company, although Fresenius Medical Care is not permitted to give such notice prior to the end of the second year following launch of the distribution product in such country. Each party is required to indemnify one another for certain third-party claims.

Arrangements with Dr. Niklason and Yale University

In September 2016, the Company entered into a Memorandum of Understanding Regarding Scientific and Operational Leadership, or MOU, with Dr. Niklason in connection with her performance of various consulting activities for the Company.

The MOU provided for the Company to make a payment each year through 2023 to the academic institution with which Dr. Niklason was then affiliated, up to an aggregate amount of $2.5 million for 2018 through 2023, and to pay Dr. Niklason reasonable consulting fees in consideration of the services she performed for the Company. For the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021 (unaudited), the company made payments under the MOU of $0.4 million, $0.5 million, $0.1 million and $0.0 million, respectively,

Humacyte, Inc.
Notes to Financial Statements

13. Related Party Transactions (cont.)

to, or on behalf of, Yale University, where Dr. Niklason, currently the Company’s President, CEO and a member of the Company’s board of directors, serves as a Professor Adjunct, Division Chief and Vice Chair, Research in Anesthesia. The MOU was terminated effective November 9, 2020.

The following table shows a summary of related party expenses included in the statements of operations and comprehensive loss for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021 (unaudited):

	Year Ended December 31,		Three Months Ended March 31,
($ in thousands)	2019	2020	2020	2021
			(Unaudited)	(Unaudited)
Expenses under MOU	422	500	125	—
License expenses	110	92	50	50
Other	39	28	7	35
Total	571	620	182	85

As of December 31, 2019 and December 31, 2020, and March 31, 2021 (unaudited), the Company was a party to license agreements with Yale University, as described in Note 12 — Commitments and Contingencies above.

14. Subsequent Events

In preparing the financial statements for the years ended December 31, 2019 and 2020, the Company evaluated the effect subsequent events would have on the financial statements through March 22, 2021, which is the date the financial statements were issued.

Under the terms of her employment agreement, the Company awarded Dr. Niklason an additional stock option award in January 2021 entitling her to purchase 5,000,000 shares of the Company’s common stock at an exercise price of $2.699 per share, none of which have vested as of the issuance date of these financial statements. This stock option vests in equal annual installments on each of the first three anniversaries of November 9, 2020, subject to acceleration upon a corporate transaction (as defined in the 2015 Plan). The vesting of this award will not accelerate upon finalization of the Merger (defined below).

Under the terms of his consulting agreement, the Company awarded Mr. Sander an additional stock option award in January 2021 entitling him to purchase 700,000 shares of the Company’s common stock at an exercise price of $2.699 per share, none of which have vested as of the issuance date of these financial statements. This stock option vests in equal annual installments on each of the first three anniversaries of November 9, 2020, subject to acceleration upon a corporate transaction (as defined in the 2015 Plan). The vesting of this award will not accelerate upon finalization of the Merger.

On February 17, 2021, the Company entered into a business combination agreement with Alpha Healthcare Acquisition Corp. (“AHAC”) and Hunter Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of AHAC, pursuant to which Merger Sub will merge with the Company, with the Company surviving the Merger as a wholly owned subsidiary of AHAC (the “Merger”). As a result of the Merger, AHAC, will immediately be renamed Humacyte, Inc. (“New Humacyte”). Immediately prior to the consummation of the Merger, the Company’s outstanding preferred stock will automatically convert into shares of the Company’s common stock at the then-effective conversion ratio. In addition, concurrently with the completion of the Merger, certain investors have agreed to subscribe for and purchase an aggregate of $175 million of common stock of New Humacyte. The boards of directors of both AHAC and the Company have approved the proposed Merger. Completion of the Merger is subject to approval of AHAC’s shareholders and the satisfaction or waiver of certain other customary closing conditions. The Company expects that the Merger will represent a business combination pursuant to FASB ASC Topic 805, Business Combinations and will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, AHAC will be treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Merger, the Company’s stockholders are expected to have a majority of the voting power

Humacyte, Inc.
Notes to Financial Statements

14. Subsequent Events (cont.)

of the combined company, the Company will comprise all of the ongoing operations of the Combined Company, the Company will comprise a majority of the governing body of the combined company, and the Company’s senior management will comprise all of the senior management of the combined company. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of the Company issuing shares for the net assets of AHAC, accompanied by a recapitalization. The net assets of AHAC will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Merger will be those of the Company.

15. Subsequent Events (unaudited)

In preparing the unaudited interim financial statements as of March 31, 2021 and for the three months ended March 31, 2021, the Company evaluated the effect subsequent events would have on the financial statements through June 11, 2021, which is the date the unaudited interim financial statements were issued.

The Company applied for PPP Loan Forgiveness and was approved on May 25, 2021. The PPP loan of $3.3 million with applicable interest was paid in full to Silicon Valley Bank by the SBA. The Company anticipates that it will recognize a gain from the extinguishment of the full amount of the PPP loan.

In connection with the termination of Mr. Blankenship’s employment with the Company as of May 14, 2021, the Company entered into a severance agreement and release (the “Severance Agreement”) with Mr. Blankenship, effective May 17, 2021, which provides for the terms and conditions of Mr. Blankenship’s separation from Humacyte. The Severance Agreement provides that all unvested stock options granted to Mr. Blankenship under the stock option agreement dated December 18, 2018 will become fully vested and exercisable. Any stock options granted to Mr. Blankenship under any other stock option agreement that did not vest on or before the separation date are forfeited. Additionally, Mr. Blankenship received an extension of time to exercise vested options until September 1, 2022. The Company currently is assessing the related accounting impact.

In connection with the First Amendment to the Loan and Security Agreement, dated June 30, 2021, by and among Silicon Valley Bank, SVB Innovation Credit Fund VIII, L.P. and Humacyte, Inc., as of July 9, 2021, $10.0 million of cash has been classified as restricted cash pursuant to the minimum liquidity provision of the agreement.

ANNEX A

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

ALPHA HEALTHCARE ACQUISITION CORP.,

HUNTER MERGER SUB, INC.

AND

HUMACYTE, INC.

DATED AS OF FEBRUARY 17, 2021

NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DOCUMENT HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED TO CREATE, AND WILL NOT BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE BY THE COMPANY.

Annex A-ii

Annex A-iii

ANNEXES AND EXHIBITS
Exhibit A	Form of Investor Rights Agreement
Exhibit B	AHAC Support Agreement
Exhibit C	Company Support Agreement
Exhibit D	FIRPTA Certificate

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of February 17, 2021, is made by and among Alpha Healthcare Acquisition Corp., a Delaware corporation (“AHAC”), Hunter Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Humacyte, Inc., a Delaware corporation (the “Company”). AHAC, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) AHAC is a blank check company incorporated as a Delaware corporation on July 1, 2020 and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of AHAC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of AHAC, AHAC is required to provide an opportunity for its stockholders to have their outstanding shares of Class A Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the AHAC Stockholder Approval;

WHEREAS, as of the date of this Agreement, AHAC’s initial stockholders, including AHAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), collectively own 2,500,000 shares of Class B Common Stock;

WHEREAS, on the Closing Date, upon the terms and conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the merger and, after giving effect to such merger, shall be a wholly-owned Subsidiary of AHAC, and each share of Company Common Stock will be converted into the right to receive the Merger Consideration, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, AHAC will enter into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (collectively, the “Investors”) pursuant to which, among other things, the Investors have agreed to subscribe for and purchase, and AHAC has agreed to issue and sell to the Investors, a number of shares of Class A Common Stock as set forth in each applicable Subscription Agreement in exchange for an aggregate purchase price of $175,000,000, on the terms and subject to the conditions set forth therein (such equity financing hereinafter referred to as the “PIPE Financing”);

WHEREAS, at the Closing, AHAC, certain stockholders of AHAC (including the Sponsor) and certain stockholders of the Company shall enter into an investor rights agreement, substantially in the form attached hereto as Exhibit A (the “Investor Rights Agreement”), pursuant to which, among other things, the Sponsor and each stockholder of the Company will (a) agree not to effect any sale or distribution of any shares of Class A Common Stock held by any of them during the lock-up period described therein and (b) be granted certain registration rights with respect to their respective shares of Class A Common Stock, in each case, on the terms and subject to the conditions therein;

WHEREAS, concurrently with the execution of this Agreement, AHAC and certain stockholders of AHAC (including the Sponsor) will enter into the stockholder support agreement attached hereto as Exhibit B (the “AHAC Support Agreement”), pursuant to which, among other things, (a) such stockholders of AHAC will agree to vote their shares of AHAC in favor of the Required Transaction Proposals and (b) the Sponsor and the stockholders party thereto will agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of AHAC or any other anti-dilution or similar protection with respect to the shares of Class B Common Stock in connection with the transactions contemplated by this Agreement, in each case, on the terms and subject to the conditions set forth in the AHAC Support Agreement;

WHEREAS, concurrently with the execution of this Agreement, certain Company Stockholders will enter into the stockholder support agreement attached hereto as Exhibit C (the “Company Support Agreement”), pursuant to which, among other things, such Company Stockholders will agree to, as promptly as practicable following the time at which the Registration Statement/Proxy Statement shall have been declared effective and made available to such Company Stockholders, vote their shares of the Company in favor of, or execute written consents to adopt and approve, upon the effectiveness of the Registration Statement/Proxy Statement, this Agreement, the Merger and the other transactions contemplated by this Agreement.

Annex A-1

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and are advisable to, the Company and the Company Stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger) and (c) resolved to recommend that the Company Stockholders adopt and approve this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, the board of directors of AHAC (the “AHAC Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which an AHAC Party is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and advisable to, AHAC and its stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which an AHAC Party is or will be party and the transactions contemplated hereby and thereby (including the Merger) and (c) resolved to recommend that its stockholders adopt this Agreement and the Ancillary Documents to which an AHAC Party is or will be party;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and advisable to, Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger) and (c) recommended that its sole stockholder adopt and approve this Agreement, the Ancillary Documents to which Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger); and

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder and (b) the Merger constitute a “reorganization” within the meaning of Section 368(a) of the Code (clause (b), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Article 1
CERTAIN DEFINITIONS

Section 1.1     Definitions.    As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Consideration” means, collectively, the Merger Consideration and the Contingency Consideration.

“AHAC Acquisition Proposal” means any transaction or series of related transactions under which AHAC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases at least a majority of the voting securities of such Person or all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute an AHAC Acquisition Proposal.

Annex A-2

“AHAC Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Alpha Healthcare Acquisition Corp., effective as of September 17, 2020.

“AHAC Common Stock” means Class A Common Stock and Class B Common Stock.

“AHAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by AHAC on the date of this Agreement.

“AHAC Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable by and not otherwise expressly allocated to the Company pursuant to the terms of this Agreement or any Ancillary Document, an AHAC Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any AHAC Party and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any AHAC Party pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, AHAC Expenses shall not include (a) any Company Expenses or (b) the cost of the AHAC D&O Tail Policy.

“AHAC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization).

“AHAC IRA Stockholders” means the stockholders of AHAC listed on Section 1.1 of the AHAC Disclosure Schedules.

“AHAC Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the AHAC Parties as of such time. Notwithstanding the foregoing or anything to the contrary herein, AHAC Liabilities shall not include (a) any AHAC Expenses, (b) any Liabilities of the AHAC Parties that have been paid or otherwise satisfied or (c) any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any stockholder demand or other stockholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing.

“AHAC Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or condition (financial or otherwise) of the AHAC Parties, taken as a whole, or (b) the ability of AHAC or Merger Sub to consummate the Merger; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an AHAC Material Adverse Effect has occurred or is reasonably likely to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which any AHAC Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any AHAC Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any AHAC Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any

Annex A-3

hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether an AHAC Material Adverse Effect has occurred or is reasonably likely to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on the AHAC Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the AHAC Parties operate.

“AHAC Parties” means, collectively, AHAC and Merger Sub.

“AHAC Share Value” means $10.00.

“AHAC Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of AHAC Common Stock entitled to vote thereon, whether in person or by proxy at the AHAC Stockholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of AHAC and applicable Law.

“AHAC Stockholder Redemption” means the right of the holders of Class A Common Stock to redeem all or a portion of their Class A Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the AHAC Certificate of Incorporation.

“AHAC Warrants” means each warrant to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by the Underwriters).

“Ancillary Documents” means the Investor Rights Agreement, the Subscription Agreements, the AHAC Support Agreement, the Company Support Agreement, and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering, each as applicable.

“Business” means the research, development, testing, manufacture and storage of human acellular vessels in connection with vascular repair, reconstruction and replacement, in each case, as conducted by the Company as of the date of this Agreement.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“Change of Control Payment” means (a) any success, change of control, retention, severance, transaction bonus or other similar payment to any Person that is payable due to the consummation of the transactions contemplated by this Agreement or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing in respect of, any Company Related Party Transaction (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document).

“Class A Common Stock” means Class A common stock, $0.0001 par value, of AHAC.

“Class B Common Stock” means Class B common stock, $0.0001 par value, of AHAC.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company or (ii) all or a material portion of assets or businesses of the Company (in the case of each of clause (i) and (ii), whether by merger, consolidation,

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recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any material equity or similar investment in the Company. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Business Intellectual Property” means collectively, the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of the Company, effective as of June 21, 2018.

“Company Common Stock” means common stock, par value $0.001 per share, of the Company.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to AHAC by the Company on the date of this Agreement.

“Company Equity Award” means, as of any determination time, each outstanding Company Option, and each other award to any current or former director, manager, officer, employee, Contingent Worker or other service provider of the Company of rights of any kind to receive any Equity Securities of the Company under any Company Equity Plan or otherwise.

“Company Equity Plan” means the Company’s 2005 Stock Option Plan, the 2015 Omnibus Incentive Plan and each other plan that provides for the award to any current or former director, manager, officer, employee, Contingent Worker or other service provider of the Company of rights of any kind to receive Equity Securities of the Company or benefits measured in whole or in part by reference to Equity Securities of the Company.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable by and not otherwise expressly allocated to an AHAC Party pursuant to the terms of this Agreement or any Ancillary Document, the Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any AHAC Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) (Organization and Qualification), Section 3.2(a), Section 3.2(b) and Section 3.2(d) (Capitalization), Section 3.3 (Authority) and Section 3.16(a) (Brokers).

“Company Investors’ Rights Agreement” means that certain Amended and Restated Investors’ Rights Agreement, dated as of June 25, 2018, by and among the Company and the investors party thereto.

“Company IRA Stockholders” means the parties listed on Section 1.1 of the Company Disclosure Schedule.

“Company IT Systems” means all computer systems, computer software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by the Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by or licensed to any Person (other than the Company) that are licensed or sublicensed to the Company other than (a) licenses to Off-the-Shelf Software, (b) licenses to Public Software, (c) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of the Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Company’s form therefor that has been provided to AHAC and (d) licenses or other rights to Intellectual Property Rights that otherwise are commercially available and licensed to the Company on a nonexclusive basis under the Person’s standard licensing terms.

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“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or condition (financial, regulatory, clinical or otherwise) of the Company, or (b) the ability of the Company to consummate the Merger; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which the Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5 to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by the Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on the Company relative to other participants operating in the industries or markets in which the Company operates.

“Company Option” means, as of any determination time, each option to purchase Company Common Stock that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned by the Company.

“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock and the Company Series D Preferred Stock.

“Company Product” means each product candidate that is being researched, tested, developed or manufactured by or on behalf of the Company.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by the Company, including all Registered Intellectual Property filed by or filed in the name of the Company as of January 1, 2018.

“Company Right of First Refusal and Co-Sale Agreement” means that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of June 25, 2018, by and among the Company and the investors party thereto.

“Company Series A Preferred Stock” means preferred stock, par value $0.001 per share, of the Company designated as “Series A Convertible Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series B Preferred Stock” means preferred stock, par value $0.001 per share, of the Company designated as “Series B Convertible Preferred Stock” pursuant to the Company Certificate of Incorporation.

Annex A-6

“Company Series C Preferred Stock” means preferred stock, par value $0.001 per share, of the Company designated as “Series C Convertible Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series D Preferred Stock” means preferred stock, par value $0.001 per share, of the Company designated as “Series D Convertible Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Shares” means, collectively, the Company Preferred Stock and the Company Common Stock.

“Company Stockholders” means, collectively, the holders of Company Common Stock and the Company Preferred Stock as of any determination time prior to the Effective Time.

“Company Voting Agreement” means that certain Amended and Restated Voting Agreement, dated as of June 25, 2018, by and among the Company and the investors and stockholders party thereto.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of December 24, 2020, between the Company and AHAC.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contingent Worker” means any individual independent contractor, consultant, contractor, temporary employee, or leased employee currently being used by the Company and classified by the Company as other than an employee, or compensated other than through Form W-2 wages paid by the Company through the Company’s payroll function.

“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Effect” means any event, change, effect, occurrence, circumstance or development.

“Employee Benefit Plan” means each (A) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), (B) each stock option plan, stock purchase plan, bonus or incentive plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, compensation plan, program, agreement or arrangement, change in control plan, program or arrangement, supplemental income arrangement, vacation plan and each other employee benefit plan, program, policy, agreement and arrangement not described in (A) above, and (C) each plan or arrangement providing compensation to employee and non-employee directors, in each case that the Company maintains, sponsors or contributes to or has any obligation to contribute to, or under or with respect to which the Company has or may have any present or future Liability (including as an ERISA Affiliate).

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, unit, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means $800,000,000.

“Equity Value Per Share” means (a) the Equity Value, divided by (b) the Fully Diluted Vested Company Capitalization.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company.

Annex A-7

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means (a) the Equity Value Per Share, divided by (b) the AHAC Share Value.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“Federal Securities Laws” means U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Fraud” with respect to any Party, means a Willful Breach by such Party of the representations and warranties set forth in Article 3 or Article 4, as applicable, or any certificate delivered hereunder, with the intent that another Party rely on such representations and warranties, coupled with such other Party’s detrimental reliance on such representations and warranties under circumstances that constitute common law fraud under the Laws of the State of Delaware. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness.

“Fully Diluted Company Capitalization” means, without duplication, the sum of (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, determined on an as-converted basis (including, for the avoidance of doubt, the number of shares of Company Common Stock issuable upon conversion of a share of Company Preferred Stock based on the then applicable conversion ratio) and (b) the aggregate number of shares of Company Common Stock subject to Company Equity Awards and Company Warrants to the extent not included in clause (a) as of immediately prior to the Effective Time.

“Fully Diluted Vested Company Capitalization” means (a) the Fully Diluted Company Capitalization, minus (b) the aggregate number of shares of Company Common Stock subject to Unvested Company Equity Awards immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles.

“Good Clinical Practices” means the then current standards for clinical trials (including all applicable requirements relating to the protection of human subjects), as set forth in the FDCA, and applicable regulations promulgated thereunder, as amended from time to time, and such applicable standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by other organizations and Government Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Pharmaceuticals for Human Use, in which the Company Products are sold or intended to be sold.

“Good Laboratory Practices” mean the then current standards for conducting nonclinical laboratory studies, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, including applicable requirements contained in 21 C.F.R. Part 58, and such applicable standards of good laboratory practices as are required by Governmental Entities in any other countries in which the Company Products are sold or intended to be sold.

“Good Manufacturing Practices” mean the then current standards for the manufacture, processing, packaging, transportation, handling and holding of drug and biological products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-610, and 1271, and such applicable standards of good manufacturing practices as are required by Governmental Entities in any other countries in which the Company Products are sold or intended to be sold.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or other organizational documents of such Person. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

Annex A-8

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

“Healthcare Laws” means all Laws relating to patient care or human health and safety, including, as amended from time to time, any such Law pertaining to the research (including preclinical, nonclinical, and clinical research or studies), development, testing, production, manufacture, transfer, storing, distribution, approval, labeling, marketing, pricing, third-party reimbursement or sale of drugs, biological products or medical devices, including (i) the FDCA and the Public Health Service Act (42 U.S.C. §201 et seq.); and (ii) all Laws relating to any federal health care program (as such term is defined in 42 U.S.C. § 1320a-7b(f)), including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), Sections 1320a-7, 1320a-7a, and 1320a-7b of Title 42 of the United States Code and any comparable self-referral or fraud and abuse laws promulgated by any Governmental Entity, the 21st Century Cures Act (Pub. L. 114-255), and any state or federal Law the purpose of which is to protect the privacy of individually-identifiable patient information; Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the Patient Protection and Affordable Care Act of 2010 (the “Affordable Care Act”), as amended by the Health Care and Education Affordability Reconciliation Act of 2010; TRICARE (10 U.S.C. Section 1071 et seq.); the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h) and similar state or foreign Laws related to the reporting of manufacturer payments or transfers of value to health care professionals; in each case including the associated rules and regulations promulgated thereunder and all of their foreign equivalents; and any other requirements of Law relating to the Business.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Incentive Stock Option” means a Company Option intended to be an “incentive stock option” (as defined in Section 422 of the Code).

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and rights in works of authorship, design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions

Annex A-9

and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; (e) rights in or to Software or other technology; (f) rights in databases and compilations, including rights in data and collections of data, whether machine readable or otherwise; and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Investment Company Act” means the Investment Company Act of 1940.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, ordinance, treaty, rule, code, regulation or other binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Liability” or “liability” means any and all debts and liabilities, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, covenant not to sue granted to a third party, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Merger Consideration” means (a) with respect to each outstanding share of Company Common Stock, a number of shares of Class A Common Stock equal to the Exchange Ratio, and (b) with respect to each outstanding share of Company Preferred Stock, a number of shares of Class A Common Stock equal to (i) the aggregate number of shares of Company Common Stock that would be issued upon conversion of such Company Preferred Stock into Company Common Stock based on the applicable conversion ratio immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

“Multiemployer Plan” has the meaning set forth in Section (3)37 of ERISA.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Notified Body” means an entity licensed, authorized or approved by the applicable Governmental Entity to assess and certify the conformity of a medical device with the requirements of applicable legislation on medical devices in the European Union and United Kingdom, each as may be amended from time to time, and applicable harmonized standards.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to the Company on a non-exclusive basis under standard terms and conditions.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Pandemic Measures” means (i) any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee time off, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, or other conditions, restrictions or requirements pursuant to any Law, order, directive, pronouncement, guideline or recommendation of or by any Governmental Entity, the Centers for Disease Control and Prevention, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commissions or the World Health Organization in connection with or in respect to COVID-19 or any other pandemic, epidemic, public health emergency or virus or disease outbreak and (ii) any acts or omissions by the Company that have been or may be taken in a commercially reasonable manner as a reasonable good faith response to COVID-19, or to the extent necessary to avoid, mitigate or remediate a material adverse effect on the Company or the Business as may result from COVID-19.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

Annex A-10

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet delinquent as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with the Company’s use or occupancy of such real property for the operation of the Business, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property for the operation of the Business and do not prohibit or materially interfere with the Company’s use or occupancy of such real property for the operation of the Business, (e) in the case of the Leased Real Property, any Lien granted by any lessor, developer or third-party on any fee interest underlying the Leased Real Property, (f) the Real Property Leases, (g) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (h) grants by the Company of Intellectual Property Rights in the ordinary course of business consistent with past practice and rights of licensors of, or limitations on the exploitation of, Intellectual Property Rights licensed to the Company contained in the relevant license agreement and (i) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information relating to an identified natural person or device.

“Pre-Closing AHAC Stockholders” means the holders of AHAC Common Stock at any time prior to the Effective Time.

“Privacy Laws” means all Laws that govern the Processing of Personal Data or governing privacy, data protection, data security, data or security breach notification, including, to the extent applicable, the California Online Privacy Protection Act, the California Consumer Privacy Act, the Health Insurance Portability and Accountability Act of 1996 and state Laws concerning the privacy or security of health information, the CAN-SPAM Act, the Telephone Consumer Protection Act (“TCPA”) and other Laws regulating the use of Personal Data for marketing purposes, the UK Data Protection Act 2018, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the Processing of Personal Data and on the free movement of such data (General Data Protection Regulation or “GDPR”), EU Directive 2002/58/EC, and any Laws implementing either or both of the GDPR and EU Directive 2002/58/EC (each as amended from time to time).

“Proceeding” means any lawsuit, litigation, action, audit, complaint, proceeding, suit, arbitration or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose

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any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which the Company leases or sub-leases any real property.

“Redemption Rights” means the redemption rights provided for in Sections 9.2 and 9.7 of the AHAC Certificate of Incorporation.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement/Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of AHAC.

“Regulatory Permits” means all Permits granted by FDA or any comparable Governmental Entity or Notified Body to the Company, including investigational new drug applications, Biologics License Applications, manufacturing approvals and authorizations, CE-mark certificates of conformity, clinical trial authorizations and ethical reviews, or their national or foreign equivalents.

“Representatives” means with respect to a Person, such Person’s directors, officers, employees, and legal, financial, internal and independent accounting and other advisors and representatives.

“Required Governing Document Proposals” means the approval of the Amended and Restated Certificate of Incorporation and Bylaws of AHAC in the form mutually agreed upon by AHAC and the Company.

“Sanctions and Export Control Laws” means any applicable Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the AHAC Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and, to the extent embodied in any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (c) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or

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a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” means any federal, state, local or non-U.S. income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, or claims for refund, together with any schedules thereto or amendments thereof, relating to Taxes filed or required to be filed with any Governmental Entity.

“Transaction Share Consideration” means an aggregate number of shares of Class A Common Stock equal to (a) the Equity Value, divided by (b) the AHAC Share Value.

“Underwriters” means, collectively, the Sponsor, Oppenheimer & Co. Inc. and Northland Securities, Inc.

“Unpaid AHAC Expenses” means the AHAC Expenses that are unpaid as of the relevant determination date.

“Unpaid Company Expenses” means the Company Expenses that are as of the relevant determination date.

“Unvested Company Equity Awards” means the Unvested Company Options.

“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.

“Vested Company Equity Awards” means the Vested Company Options.

“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of such time or will vest in connection with the consummation of the transactions contemplated hereby (whether at the Effective Time or otherwise).

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.

“Warrant Agreement” means the Warrant Agreement, dated as of September 17, 2020, by and between AHAC and the Trustee.

“Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

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Section 1.2     Certain Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional AHAC SEC Reports	Section 4.7
Agreement	Introduction
AHAC	Introduction
AHAC Board	Recitals
AHAC D&O Persons	Section 5.14(a)
AHAC Designee	Section 5.16(b)
AHAC Financial Statements	Section 4.13(d)
AHAC Related Party	Section 4.9
AHAC Related Party Transactions	Section 4.9
AHAC SEC Reports	Section 4.7
AHAC Stockholders Meeting	Section 5.8
AHAC Support Agreement	Recitals
Allocation Schedule	Section 2.4
Business Combination Proposal	Section 5.8
CARES Act	Section 3.16(o)
Certificate of Merger	Section 2.1(a)(ii)
Certificates	Section 2.1(a)(vii)
Change of Control	Section 2.2(c)
Closing	Section 2.3
Closing Date	Section 2.3
Closing Filing	Section 5.4(b)
Closing Press Release	Section 5.4(b)
Company	Introduction
Company Board	Recitals
Company D&O Persons	Section 5.15(a)
Company D&O Tail Policy	Section 5.15(c)
Company Financial Statements	Section 3.4
Company Related Party	Section 3.19
Company Related Party Transactions	Section 3.19
Company Stockholder Written Consent	Section 5.13
Company Stockholder Written Consent Deadline	Section 5.13
Company Support Agreement	Recitals
Contingency Consideration	Section 2.2(a)(ii)
Covington	Section 5.5(c)
Creator	Section 3.13(d)
DGCL	Recitals
Dissenting Shares	Section 2.8(a)
Effective Time	Section 2.1(a)(ii)
Enforceability Exceptions	Section 3.3
Exchange Agent	Section 2.6(a)
Exchange Agent Agreement	Section 2.6(a)
Exchange Fund	Section 2.6(c)
FDCA	Section 3.23(c)

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Term	Section
First Level Contingency Consideration	Section 2.2(a)(i)
First Share Target	Section 2.2(a)(i)
Intended Tax Treatment	Recitals
Investor Rights Agreement	Recitals
Investors	Recitals
IPO	Section 8.18
Leased Real Property	Section 3.18(b)
Letter of Transmittal	Section 2.6(b)
Material Contracts	Section 3.7(a)
Material Permits	Section 3.6
Merger	Recitals
Merger Sub	Recitals
Nasdaq Proposal	Section 5.8
New Equity Incentive Plan	Section 5.7
Officers	Section 5.16(a)
Parties	Introduction
Permitted Transfer	Section 2.2(e)
PIPE Financing	Recitals
Privacy and Data Security Policies	Section 3.20(a)
Privacy Requirements	Section 3.20(a)
Prospectus	Section 8.18
Proxy Statement/Prospectus	Section 5.7
Public Stockholders	Section 8.18
Registration Statement	Section 5.7
Registration Statement/Proxy Statement	Section 5.7
Required Transaction Proposals	Section 5.8
Rollover Option	Section 2.5(a)
Rollover Warrant	Section 2.5(b)
Second Level Contingency Consideration	Section 2.2(a)(ii)
Second Share Target	Section 2.2(a)(ii)
Share Targets	Section 2.2(a)(ii)
Signing Filing	Section 5.4(b)
Signing Press Release	Section 5.4(b)
Sponsor	Recitals
Subscription Agreements	Recitals
Surviving Corporation	Section 2.1(a)(i)
Tax Opinion	Section 5.5(c)
Termination Date	Section 7.1(d)
Transaction Litigation	Section 5.20
Trust Account	Section 8.18
Trust Account Released Claims	Section 8.18
Trust Agreement	Section 4.8
Trustee	Section 4.8
Trustee	Section 4.8
VWAP	Section 2.2(a)(i)

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Article 2
THE MERGER

Section 2.1     Closing Transactions.    On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)     Merger.

(i)     On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Merger Sub shall merge with and into the Company at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Corporation”).

(ii)     At the Closing, the Parties shall cause a certificate of merger, in a form reasonably satisfactory to the Company and AHAC (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date or time as is agreed by AHAC and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(iii)     The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all Liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the Liabilities, obligations and duties of the Surviving Corporation, in each case, in accordance with the DGCL.

(iv)     At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Corporation, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v)     At the Effective Time, the directors and officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi)     At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.0001, of the Surviving Corporation.

(vii)     At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Dissenting Shares and the Company Shares cancelled in accordance with clause (viii) immediately below) issued and outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and be converted into the right to receive a number of shares of Class A Common Stock equal to the Merger Consideration. From and after the Effective Time, the holder(s) of certificates (the “Certificates”), if any, evidencing ownership of Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(viii)     At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be canceled and extinguished, and no consideration shall be paid with respect thereto.

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Section 2.2     Contingent Consideration

(a)     Following the Closing, in addition to the consideration to be received pursuant to Sections 2.1(a)(vii) and 2.5 and as part of the overall Aggregate Consideration, Company Stockholders shall be issued additional shares of Class A Common Stock, as follows:

(i)     seven million five hundred thousand (7,500,000) shares of Class A Common Stock, in the aggregate, if the volume weighted average price of shares of Class A Common Stock on Nasdaq, or any other national securities exchange on which the shares of Class A Common Stock are then traded (“VWAP”) is greater than or equal to fifteen dollars ($15.00) over any twenty (20) trading days within any thirty (30) trading day period (the “First Share Target”) (such 7,500,000 shares of Class A Common Stock, the “First Level Contingency Consideration”).

(ii)     seven million five hundred thousand (7,500,000) shares of Class A Common Stock, in the aggregate, if the VWAP is greater than or equal to twenty dollars ($20.00) over any twenty (20) trading days within any thirty (30) trading day period (the “Second Share Target” and, together with the First Share Target, the “Share Targets”) (such 7,500,000 shares of Class A Common Stock, the “Second Level Contingency Consideration” and, together with the First Level Contingency Consideration, the “Contingency Consideration”). For the avoidance of doubt, each of the First Level Contingency Consideration and Second Level Contingency Consideration is issuable only once in accordance with the terms of this Section 2.2(a) and the maximum amount of Contingency Consideration is fifteen million (15,000,000) shares of Class A Common Stock, in the aggregate.

(b)     If either of the Share Targets set forth in Section 2.2(a) shall have been achieved, then within ten (10) Business Days following the achievement of the applicable Share Target (which may be achieved at the same time or over the same or overlapping trading days), AHAC shall issue the applicable Contingency Consideration to each Company Stockholder as specified on the Allocation Schedule.

(c)     Following the Closing, if a Change of Control of AHAC shall occur, then any Contingency Consideration that remains unissued as of immediately prior to the consummation of such Change of Control shall immediately become payable and the Company Stockholders shall be entitled to receive such Contingency Consideration prior to the consummation of such Change of Control. Any Contingency Consideration shall be payable to the Company Stockholders as specified on the Allocation Schedule. For the purposes of this Agreement, a “Change of Control” shall have been deemed to occur with respect to AHAC upon:

(i)     the sale, lease, license, distribution, dividend or transfer, in a single transaction or a series of related transactions, of more than fifty percent (50%) of the assets of AHAC, as applicable, and its Subsidiaries taken as a whole; or

(ii)     a merger, consolidation or other business combination of AHAC (or any Subsidiary or Subsidiaries that alone or together represent more than fifty percent (50%) of the consolidated business of AHAC at that time) or any successor or other entity holding fifty percent (50%) or more of all the assets of AHAC and its Subsidiaries that results in the stockholders of AHAC (or such Subsidiary or Subsidiaries) or any successor or other entity holding fifty percent (50%) or more of the assets of AHAC and its Subsidiaries or the surviving entity thereof, as applicable, immediately before the consummation of such transaction or series of related transactions holding, directly or indirectly, less than fifty percent (50%) of the voting power of AHAC (or such Subsidiary or Subsidiaries) or any successor, other entity or surviving entity thereof, as applicable, immediately following the consummation of such transaction or series of related transactions.

(d)     The Contingency Consideration and the Share Targets shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Class A Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Class A Common Stock, occurring on or after the date hereof and prior to the time any such Contingency Consideration is delivered to the Company Stockholders, if any.

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(e)     The right of the Company Stockholders to receive the Contingency Consideration (i) is solely a contractual right and will not be evidenced by a certificate, does not constitute a security, or other instrument, (ii) may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than upon written notice to AHAC pursuant to a Permitted Transfer, and (iii) does not give the Company Stockholders any right to receive interest payments. There is no guaranty or other assurance of any kind that any Contingency Consideration will be payable hereunder (regardless of any projections, models forecasts or any other financial data generated by, or provided to, the Company, AHAC or their respective Affiliates or Representatives). For purposes of this Agreement, “Permitted Transfer” means: (A) a transfer on death by will or intestacy; (B) a transfer by instrument to an inter vivos or testamentary trust for beneficiaries upon the death of the trustee; (C) a transfer made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (D) a transfer by a partnership or limited liability company through a distribution to its partners or members, as applicable, in each case without consideration; or (E) a transfer made by operation of law (including a consolidation or merger) or as pursuant to the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity.

Section 2.3     Closing of the Transactions Contemplated by this Agreement.    The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Goodwin Procter LLP, 620 Eighth Avenue, New York, NY 10018 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date or time as AHAC and the Company may agree in writing or electronically by exchange of the closing deliverables by the means provided in Section 8.11.

Section 2.4     Allocation Schedule. No later than five (5) Business Days prior to the Closing Date, the Company shall deliver to AHAC an allocation schedule (the “Allocation Schedule”) setting forth (a) the number of Equity Securities held by each Company Stockholder, the number of shares of Company Common Stock subject to each Company Equity Award held by each holder thereof, as well as whether each such Company Equity Award will be a Vested Company Equity Award or an Unvested Company Equity Award as of immediately prior to the Effective Time, and, in the case of the Company Options, the exercise price thereof, as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (b) the number of shares of Class A Common Stock that will be subject to each Rollover Option and the exercise price of each such Rollover Option at the Effective Time, in each case, determined in accordance with Section 2.5, as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (c) the portion of the Transaction Share Consideration allocated to each Company Stockholder pursuant to Section 2.1(a)(vii), as well as reasonably detailed calculations with respect to the component and subcomponents thereof, and (d) a certification, duly executed by an authorized officer of the Company, that the information and calculations delivered pursuant to clauses (a), (b) and (c) are, and will be as of immediately prior to the Effective Time, (i) true and correct in all respects and (ii) in accordance with the applicable provisions of this Agreement, the Governing Documents of the Company, the Company Voting Agreement, the Company Right of First Refusal and Co-Sale Agreement and the Company Investors’ Rights Agreement and applicable Laws and, in the case of the Company Equity Awards, the Company Equity Plan and any applicable grant or similar agreement with respect to any such Company Equity Award. The Company will review any comments to the Allocation Schedule provided by AHAC or any of its Representatives and consider in good faith and incorporate any reasonable comments proposed by AHAC or any of its Representatives to correct inaccuracies. Notwithstanding the foregoing or anything to the contrary herein, the aggregate number of shares of Class A Common Stock that each Company Stockholder will have a right to receive pursuant to Section 2.1(a)(vii) will be rounded down to the nearest whole share.

Section 2.5     Treatment of Company Equity Awards.

(a)     At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.5(d)), each Company Option (whether a Vested Company Option or an Unvested Company Option) shall cease to represent the right to purchase shares of Company Common Stock and shall be canceled in exchange for an option to purchase shares of Class A Common Stock (each, a “Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover Option shall (i) be exercisable for, and represent the right to purchase, a number of shares of Class A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by

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(B) the Exchange Ratio, and (ii) have an exercise price per share of Class A Common Stock (rounded up to the nearest whole cent) subject to such Rollover Option equal to (A) the exercise price per share of Company Common Stock applicable to the corresponding Company Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as the AHAC Board (or the compensation committee of the AHAC Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options. Such conversion shall occur in a manner intended to comply with (x) for any Rollover Option that is an Incentive Stock Option, the requirements of Section 424 of the Code and (y) in each case, the requirements of Section 409A of the Code.

(b)     At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.5(d)), each Company Warrant shall cease to represent the right to purchase shares of Company Common Stock and shall be canceled in exchange for a warrant to purchase shares of Class A Common Stock (each, a “Rollover Warrant”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover Warrant shall (i) be exercisable for, and represent the right to purchase, a number of shares of Class A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to the corresponding Company Warrant immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and (ii) have an exercise price per share of Class A Common Stock (rounded up to the nearest whole cent) subject to such Rollover Warrant equal to (A) the exercise price per share of Company Common Stock applicable to the corresponding Company Warrant immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Each Rollover Warrant shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Warrant immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as the AHAC Board (or the compensation committee of the AHAC Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Warrants.

(c)     At the Effective Time, AHAC shall assume the Company Equity Plans and all Company Equity Awards (whether vested or unvested) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto or under the Company Equity Plans, except as otherwise expressly provided for in this Section 2.5.

(d)     Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plans (and the underlying grant, award or similar agreements) or otherwise to give effect to the provisions of this Section 2.5.

Section 2.6     Company Stockholder Deliverables

(a)     At least three (3) Business Days prior to the Closing Date, AHAC shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed, for the avoidance of doubt, that Continental Stock Transfer & Trust Company shall be deemed to be acceptable to the Company) and enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of exchanging Certificates, if any, representing the Company Shares, each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, for the portion of the Merger Consideration issuable in respect of such Company Share pursuant to Section 2.1(a)(vii), and on the terms and subject to the other conditions set forth in this Agreement.

(b)     At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Stockholders a letter of transmittal in a customary form to be mutually agreed between the Parties (a “Letter of Transmittal”); provided that any representations and warranties made by a Company Stockholder in a Letter of Transmittal shall be limited to authority, title to the applicable Company Shares and absence of liens on the applicable Company Shares.

(c)     Prior to the Effective Time, AHAC shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.6 through the Exchange Agent, evidence of AHAC Common Stock in book-entry form representing the portion of the Merger

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Consideration issuable pursuant to Section 2.1(a)(vii) in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Merger Consideration issuable pursuant to Section 2.1(a)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d)     Each Company Stockholder whose Company Shares have been converted into the right to receive a portion of the Merger Consideration pursuant to Section 2.1(a)(vii) shall be entitled to receive the portion of the Merger Consideration to which he, she or it is entitled on the date provided in Section 2.6(e) upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) delivery of an “agent’s message” in the case of Company Common Stock held in book-entry form, together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e)     If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal) or an “agent’s message”, as applicable, is delivered to the Exchange Agent in accordance with Section 2.6(d) (i) at least one Business Day prior to the Closing Date, then AHAC and the Company shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than one Business Day prior to or on or after the Closing Date, then AHAC and the Company (or the Surviving Corporation) shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the Company Stockholder in book-entry form within two (2) Business Days after such delivery.

(f)     If any portion of the Merger Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate or the transferred Company Shares in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Merger Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Shares in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Shares in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(g)     No interest will be paid or accrued on the Merger Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.6, each Company Share (other than, for the avoidance of doubt, the Dissenting Shares and the Company Shares cancelled in accordance with Section 2.1(a)(viii)) shall solely represent the right to receive a portion of the Merger Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(a)(vii).

(h)     At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(i)     Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to AHAC or as otherwise instructed by AHAC, and any Company Stockholder who has not exchanged his, her or its Company Shares for the applicable portion of the Merger Consideration in accordance with this Section 2.6 prior to that time shall thereafter look only to AHAC for the issuance of the applicable portion of the Merger Consideration, without any interest thereon. None of AHAC, the Surviving Corporation or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Merger Consideration remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of AHAC free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.7     Withholding. AHAC, the Exchange Agent and any of their Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding

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was made. Upon becoming aware of any such withholding obligation, AHAC shall use commercially reasonable efforts to give reasonable advance notice of such withholding to the Company (other than where such deduction or withholding is in respect of amounts treated as compensation under the Code or is due to a failure of a Person to provide any applicable Tax form required under the relevant Letter of Transmittal) and shall reasonably cooperate with the Company to eliminate or reduce any such required deduction or withholding.

Section 2.8     Appraisal Rights.

(a)     Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Company Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Shares in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (collectively, the “Dissenting Shares”) shall not be converted into, and such stockholders shall have no right to receive, any of the Aggregate Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise losses his, her or its rights to appraisal of such Company Shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Company or (ii) delivery of an “agent’s message” in the case of Company Common Stock held in book-entry form, together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Company.

(b)     Prior to the Closing, the Company shall give AHAC prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands. The Company shall not, except with the prior written consent of AHAC (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Article 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the AHAC Parties as follows:

Section 3.1     Organization and Qualification.

(a)     The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its properties and to carry on the Business as presently conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)     True and complete copies of the Governing Documents of the Company, the Company Voting Agreement, the Company Right of First Refusal and Co-Sale Agreement and the Company Investors’ Rights Agreement have been made available to AHAC, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and Company Voting Agreement, the Company Right of First Refusal and Co-Sale Agreement and the Company Investors’ Rights Agreement are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents or in material breach of the Company Voting Agreement, the Company Right of First Refusal and Co-Sale Agreement and the Company Investors’ Rights Agreement.

(c)     The Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

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Section 3.2     Capitalization.

(a)     Schedule 3.2(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof, (iii) with respect to each Company Equity Award, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of shares of Company Common Stock subject to the Company Equity Award on the date of grant, and (F) the number of shares of Company Common Stock subject to the Company Equity Award as of the date of this Agreement and (iv) with respect to any Company Option, whether such Company Option is an Incentive Stock Option. All of the Company Shares have been duly authorized and validly issued and are fully paid and non-assessable. The Company Shares (A) were not issued in violation of the Governing Documents of the Company or the Company Voting Agreement, the Company Right of First Refusal and Co-Sale Agreement and the Company Investors’ Rights Agreement or any other Contract to which the Company is party or bound, (B) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (C) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and (D) are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Voting Agreement, the Company Right of First Refusal and Co-Sale Agreement, the Company Investors’ Rights Agreement and the Company Support Agreement). Except for the Company Equity Awards set forth on Section 3.2(a) of the Company Disclosure Schedules, as of the date of this Agreement, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in the case of each of clause (x) and (y), that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company Shares (other than the Company Voting Agreement, the Company Right of First Refusal and Co-Sale Agreement, the Company Investors’ Rights Agreement and the Company Support Agreement).

(b)     The Company does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Securities, and the Company is not a partner or member of any partnership, limited liability company or joint venture.

(c)     Section 3.2(c) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Company as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

(d)     Section 3.2(d) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Company, identifying for each such Change of Control Payment (i) the Person eligible to receive such Change of Control Payment, (ii) the total potential amount of such Change of Control Payment, and (iii) the Contract or other arrangement pursuant to which such Change of Control Payment is payable or required to be made.

(e)     Each Company Equity Award was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the applicable Company Equity Plan, and each Company Option has an exercise price per share that is equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant determined in a manner consistent with Section 409A of the Code.

Section 3.3     Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the Company Stockholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute,

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upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity (“Enforceability Exceptions”).

Section 3.4     Financial Statements; Undisclosed Liabilities.

(a)     The Company has made available to AHAC a true and complete copy of the audited consolidated balance sheets of the Company as of December 31, 2019 and December 31, 2020 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit) and cash flows of the Company for each of the years then ended (collectively, the “Company Financial Statements”). The Company Financial Statements (including the notes thereto) (A) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (C) were audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors and (D) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date hereof (including Regulation S-X or Regulation S-K, as applicable).

(b)     Except (i) as set forth in the Company Financial Statements, (ii) for Liabilities incurred in the ordinary course of business as of December 31, 2020 (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company, the Company has no Liabilities required by GAAP to be reflected or reserved against in the consolidated balance sheet as of December 31, 2020 included in the Company Financial Statements.

(c)     The Company has established and maintains a system of internal accounting controls that is designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s assets.

(d)     Since January 1, 2018, the Company has not received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Company to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Company to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 3.5     Consents and Requisite Governmental Approvals; No Violations.

(a)     No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act or any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.
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(b)     Neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of the Company, except, in the case of any of clauses (ii) through (iv) above, as would not be material to the Company.

Section 3.6     Permits. The Company has all Permits that are required to own, lease or operate its properties and assets and to conduct the Business as currently conducted, except where the failure to obtain the same would not result in a Company Material Adverse Effect (the “Material Permits”). Except as is not and would not reasonably be expected to be material to the Company, (i) each Material Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Company.

Section 3.7     Material Contracts.

(a)     Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which the Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i)     any Contract relating to Indebtedness of the Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of the Company;

(ii)     any Contract under which the Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000;

(iii)     any Contract under which the Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by the Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000;

(iv)     any Contract for any material joint venture, partnership, collaboration or strategic alliance;

(v)     any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of AHAC or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of the Company to sell, manufacture, develop, commercialize, test or research the Company Products, directly or indirectly through third parties, in any material respect or that would so limit or purports to limit, in any material respect, AHAC or any of its Affiliates after the Closing;

(vi)     any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by the Company in an amount in excess of (A) $1,000,000 annually or (B) $2,500,000 over the life of the agreement;

(vii)      any Contract requiring the Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of the Company, in each case in excess of $1,000,000;

(viii)     any Contract under which the Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case in excess of $1,000,000;

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(ix)     any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(x)     any Contract with any Person (A) pursuant to which the Company (or AHAC or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, in each case, relating to Company Products, or (B) under which the Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Company Business Intellectual Property;

(xi)     any Contract (A) for the employment or engagement of any current director, manager, officer, employee, Contingent Worker or other individual service provider of the Company whose annual base salary (or, in the case of an individual other than an employee, annual base compensation) is in excess of $250,000, or (B) providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xii)     any Contract (A) executed with any current director, manager, officer, employee, Contingent Worker or other individual service provider of the Company that provides for severance benefits, or (B) entered into by the Company that constitutes a collective bargaining agreement or any other agreement executed between the Company and a union or similar organization;

(xiii)     any Contract for the disposition of any portion of the assets or business of the Company or for the acquisition by the Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which the Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xiv)     any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes, at any time in the future, any material, non-monetary obligations on the Company (or AHAC or any of its Affiliates after the Closing); and

(xv)     any other Contract the performance of which requires either (A) annual payments by the Company in excess of $1,000,000 or (B) aggregate payments by the Company in excess of $2,500,000 over the life of the agreement and, in each case, that is not terminable by the Company without penalty upon less than thirty (30) days’ prior written notice.

(b)     (i) Each Material Contract is valid and binding on the Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect and (ii) the Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract.

Section 3.8     Absence of Changes. During the period beginning on January 1, 2021 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted the Business in the ordinary course in all material respects and (ii) the Company has not taken any action that would require the consent of AHAC if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), (ii), (iii), (iv), (vi), (ix) (solely relating to the Company’s directors and officers), (x), (xii), (xiii) and (xv).

Section 3.9     Litigation. There is (and since December 31, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against the Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Company. Neither the Company nor any of its material properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by the Company pending against any other Person.

Section 3.10     Compliance with Applicable Law. The Company (a) conducts (and since December 31, 2018 has conducted) the Business in accordance with all Laws and Orders applicable to the Company and is not in violation of any such Law or Order and (b) has not received any written communications from a Governmental Entity and, to the Company’s knowledge, there is no such pending communication that alleges that the Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

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Section 3.11     Employee Benefit Plans.

(a)     Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans.

(b)     True, complete and correct copies of the following documents, with respect to each Employee Benefit Plan, where applicable, have previously been delivered to AHAC: (i) all documents embodying or governing such Employee Benefit Plan (or for unwritten Employee Benefit Plans a written description of the material terms of such Employee Benefit Plan) and any funding medium for the Employee Benefit Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any governmental agency.

(c)     Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the Internal Revenue Service with respect to such qualification, or may rely on an opinion letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance and, to the knowledge of the Company, and no event or omission has occurred that would be reasonably likely to cause any such Employee Benefit Plan to lose such qualification or otherwise require corrective action under the IRS Employee Plan Compliance Resolution System to maintain such qualification.

(d)     Each Employee Benefit Plan is and has been established, operated and administered in all material respects in accordance with applicable Laws and with its terms, including ERISA, the Code and the Affordable Care Act. No Employee Benefit Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened in writing with respect to any Employee Benefit Plan. All payments or contributions required to have been made with respect to all Employee Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Employee Plan and applicable Law.

(e)     Neither the Company nor any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation (including on account of any ERISA Affiliate) with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(f)     No Employee Benefit Plan provides health care or any other non-pension benefits to any employees after their employment is terminated (other than (i) as required by COBRA, (ii) continuation of health or life insurance benefits provided during any severance period not in excess of two (2) years, or (iii) which lasts until the end of the month in which the termination of employment occurs).

(g)     Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No Payment to be made under any Employee Benefit Plan is, or to the Company’s knowledge will be, subject to the penalties of Section 409A(a)(1) of the Code.

(h)     Neither the execution and delivery of this Agreement, the Company Stockholder Written Consent nor the consummation of the transactions contemplated by this Agreement would (either alone or in combination with any other event) reasonably be expected to (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former director, manager, officer, employee, individual independent contractor or other individual service providers of the Company, (ii) further restrict any rights of the Company to amend or terminate any Employee Benefit Plan, or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code.

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(i)     The Company has no obligation to make any tax “gross-up” or similar “make whole” payments to any service provider.

(j)     No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

Section 3.12     Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a)     The Company has not received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(b)     There is (and since January 1, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against the Company pursuant to Environmental Laws.

(c)     There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances.

The Company has made available to AHAC copies of all material environmental, health and safety reports and documents that were prepared for the Company by third parties and are in the Company’s possession relating to the operations, properties or facilities of the Company in the past five (5) years.

Section 3.13     Intellectual Property.

(a)     Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of: (i) all currently issued or pending Company Registered Intellectual Property, and (ii) any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b)     All fees and filings necessary as of the date of this Agreement to maintain any application or registration, issuance or grant of any Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars, as applicable. No item of the Company Registered Intellectual Property listed in Section 3.13(a) of the Company Disclosure Schedule is cancelled, abandoned, or lapsed. As of the date of this Agreement, the Company Registered Intellectual Property is not the subject of any pending material Proceedings, including litigation, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.

(c)     The Company exclusively owns all right, title and interest in and to all material Company Business Intellectual Property (except Company Licensed Intellectual Property), free and clear of all Liens (other than Permitted Liens). For all Patents owned by the Company, each inventor listed on the Patent has assigned his or her rights to the Company. The Company has not (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Business Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. Section 3.13(c)(i) of the Company Disclosure Schedules sets forth a list of all current Contracts: (A) pursuant to which the Company has been granted a license, sublicense or other rights to any Company Licensed Intellectual Property as of the date of this Agreement; and (B) pursuant to which the Company has granted another Person a covenant not to sue with respect to any Company Business Intellectual Property. Section 3.13(c)(ii) of the Company Disclosure Schedule sets forth a list of all current Contracts pursuant to which the Company has granted a license, sublicense or other right to any material Company Business Intellectual Property (“Licensed Out IP”). The Company has valid rights under all Contracts for Company Licensed Intellectual Property listed in Section 3.13(c)(i) of the Company Disclosure Schedules to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by the Company as of the date of this Agreement, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company Business Intellectual Property (including the Company Licensed Intellectual Property), to the knowledge of the Company, constitutes all of the Intellectual Property that is material, necessary

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and sufficient to enable the Company to conduct the Business as currently conducted in all material respects. To the knowledge of the Company, the Company Registered Intellectual Property and any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company are currently in compliance with formal legal requirements of the applicable intellectual property office and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date. To the knowledge of the Company, all Company Registered Intellectual Property and any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company are subsisting, and if registered, issued or granted, are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(d)     The Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property since December 31, 2018 (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and confidential information of the Company. Each Creator has assigned or has agreed to assign to the Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with the Company.

(e)     The Company has taken reasonable steps to safeguard and maintain the secrecy of any trade secrets, confidential know-how and other confidential information owned by the Company. Without limiting the foregoing, to the knowledge of the Company, the Company has not disclosed any material trade secrets, confidential know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure or was otherwise made subject to an appropriate duty of confidence. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any material Company trade secrets, confidential know-how or confidential information of or in the possession the Company, or of any written obligations with respect to such.

(f)     None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Company or affects the validity, use or enforceability of any such Company Business Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(g)     To the Company’s knowledge, neither the conduct of the Business nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Company nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution or other exploitation of any Company Product infringes, misappropriates or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(h)     Since December 31, 2018, there is no material Proceeding pending against the Company nor has the Company received any written communications (i) alleging that the Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Business Intellectual Property or (iii) inviting the Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Company or to the conduct of the business of the Company.

(i)     To the Company’s knowledge, no Person is infringing, misappropriating or otherwise violating any Company Business Intellectual Property or any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company, in each case in any material respect. Since December 31, 2018, the Company has not made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Business Intellectual Property or any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company, in each case except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(j)     To the Company’s knowledge, the Company owns or has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise under the control of the Company and used by the

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Company in connection with the Business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company has not disclosed or delivered to any escrow agent or, to the Company’s knowledge, any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Business Intellectual Property and material to the Business, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is material to the Business and that is owned by the Company to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of the Company subject to confidentiality obligations with respect thereto.

(k)     The Company has not incorporated into any proprietary Software that constitutes a product or service offered by the Company or is otherwise considered Company Business Intellectual Property and that is distributed outside of the Company, or is otherwise used in a manner that would subject the Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any such Company Business Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form or for the purpose of making derivative works, for any reason, (ii) grants, or requires the Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Business Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Business Intellectual Property or (iv) otherwise imposes any material limitation, restriction or condition on the right or ability of the Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Business Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 3.14     Labor Matters.

(a)     Section 3.14(a) of the Company Disclosure Schedules contains a complete and accurate list of all employees of the Company as of the date of this Agreement, setting forth for each employee: (i) the employee’s position or title; (ii) the entity that employs the individual; (iii) whether classified as exempt or non-exempt for wage and hour purposes; (iv) whether paid on a salary, hourly or commission basis; (v) the employee’s actual annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis), or commission rate (if paid on a purely commission basis), as applicable; (vi) bonus and commission potential; (vii) for any part-time employee, average scheduled hours per week; (viii) date of hire; (ix) business location; (x) status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and (xi) any visa or work permit status and the date of expiration, if applicable.

(b)     The Company is and for at least the past three (3) years has been in material compliance with the Fair Labor Standards Act and state, local and foreign wage and hour Laws (as applicable) regarding proper classification of its employees as exempt or non-exempt. With respect to Contingent Workers who are or were engaged by the Company, the Company is and for at least the past three (3) years has been in material compliance with applicable Laws regarding proper classification and treatment of services providers as Contingent Workers (as distinguished from Form W-2 employees).

(c)     The Company is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws and regulations respecting labor and employment matters, including fair employment practices, pay equity, the classification of independent contractors, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leave and wages and hours, including payment of minimum wages and overtime. The Company is not delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, severance, fees or other direct compensation, as applicable, due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers. The Company is not liable for any employment taxes or any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

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(d)     Currently and within the three (3) years preceding the date of this Agreement, the Company has not been party to or, to the Company’s knowledge, the subject of any litigation, arbitration, mediation, governmental audit, administrative agency proceeding, private dispute resolution proceeding, or governmental investigation, in each case relating to employment or labor matters concerning the employees or Contingent Workers of the Company, and the Company has not conducted an internal investigation or authorized a third-party investigation (including those concerning allegations of employment discrimination, retaliation, noncompliance with wage and hour Laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment or misconduct, other unlawful harassment, or unfair labor practices), and no such matters are pending or, to the knowledge of the Company, have been threatened in writing against the Company.

(e)     Since January 1, 2018, the Company has not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal WARN Act or any similar state, local or foreign Law affecting any site of employment of the Company or one or more facilities or operating units within any site of employment or facility of the Company. During the ninety (90) day period preceding the date of this Agreement, no employee has suffered an “employment loss” as defined in the WARN Act with respect to the Company. The Company has not incurred any material Liability under the WARN Act nor will it incur any Liability under the WARN Act as a result of the transactions contemplated by this Agreement.

(f)     The Company is not a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group nor to the knowledge of the Company is there any duty on the part of the Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since December 31, 2018, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against the Company. To the Company’s knowledge, since December 31, 2018, there have been no labor organizing activities with respect to any employees of the Company.

(g)     No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change, reduction in hours, or reduction in salary or wages by the Company has occurred within the six (6) months prior to the date of this Agreement or has been announced as of the date of this Agreement as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Company is and has been in material compliance with all applicable employment-related Pandemic Measures of a type described in clause (i) of the definition thereof.

(h)     Except as set forth in Section 3.14(h) of the Company Disclosure Schedules, to the knowledge of the Company, no director, officer, or executive employee has expressed, as of the date of this Agreement, any plans to terminate his or her employment with the Company.

(i)     Except as set forth in Section 3.14(i) of the Company Disclosure Schedules, each employee of the Company is employed at will.

(j)     In the last five (5) years, no allegations of sexual harassment or sexual misconduct have been made to the Company against any officer, executive or management-level employee of the Company and, to the Company’s knowledge, there have not been any such allegations.

(k)     During the three (3) year period preceding the date hereof, the Company has paid and continues to pay each of its employees in a manner that complies in all material respects with applicable federal, state, local, and foreign Laws pertaining to the equal pay of employees.

(l)     Currently and within the three (3) years preceding the date of this Agreement, the Company has complied in all material respects with all applicable Laws concerning affirmative action and prevailing wage obligations.

Section 3.15     Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of material insurance owned or held by the Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this

Annex A-30

Agreement, and true and complete copies of all such policies have been made available to AHAC. As of the date of this Agreement, no claim by the Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 3.16     Tax Matters.

(a)     The Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and the Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b)     The Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c)     The Company is not currently the subject of a Tax audit or examination, and has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d)     The Company has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e)     No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to the Company which agreement or ruling would be effective after the Closing Date.

(f)     The Company is not nor has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)     There are no Liens for Taxes on any assets of the Company other than Permitted Liens.

(h)     The Company has not been a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i)     The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or any of its current Affiliates) or (ii) does not have any material Liability for the Taxes of any Person (other than the Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes) or otherwise.

(j)     No written claims have ever been made by any Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k)     The Company is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and the Company is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l)     The Company is tax resident only in its jurisdiction of formation, and is not managed or controlled outside such jurisdiction for Income Tax purposes.

(m)     The Company does not have a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the country in which it is organized.

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(n)     The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); or (vi) election under Section 965(h) of the Code.

(o)     The Company has not deferred any Taxes under Section 2302 of the Coronavirus Aid, Relief and Economic Security Act of 2020 (the “CARES Act”).

(p)     All related party transactions involving the Company are at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder, and any similar provision of state, local or non-U.S. Law.

(q)     The Company has not taken or agreed to take any action not contemplated by this Agreement or any Ancillary Document that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.17     Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which the Company has any obligation.

Section 3.18     Real and Personal Property.

(a)     Owned Real Property. The Company does not own any real property.

(b)     Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by the Company (the “Leased Real Property”) and all Real Property Leases pursuant to which the Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to AHAC. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the Company, enforceable in accordance with its terms against the Company and, to the Company’s knowledge, each other party thereto, subject to Enforceability Exceptions. There is no material breach or default by the Company or, to the Company’s knowledge, any third party under any Real Property Lease.

(c)     Personal Property. The Company has good, valid and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Company reflected in the Company Financial Statements or thereafter acquired by the Company prior to the date hereof, except for assets disposed of in the ordinary course of business.

Section 3.19     Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) the Company, on the one hand, and (b) any officer, director, employee, equityholder or Affiliate of the Company, or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with or service as a director to (including benefit plans and other ordinary course compensation from) the Company entered into in the ordinary course of business and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in the Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of the Company or (C) owes any material amount to, or is owed any material amount by, the Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this

Annex A-32

Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

Section 3.20     Data Privacy and Security.

(a)     The Company has at all times since January 1, 2018 complied in all material respects with all applicable Privacy Laws, Privacy and Data Security Policies (as defined below), and contractual commitments concerning the Payment Card Industry Data Security Standards (if any) (collectively, the “Privacy Requirements”). The Company has implemented adequate written policies relating to the Processing of Personal Data as and to the extent required by applicable Law (“Privacy and Data Security Policies”).

(b)     There is no pending, nor has there been since January 1, 2018 any material Proceedings against the Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Entity, foreign or domestic; or (iv) any regulatory or self-regulatory entity alleging that any Processing of Personal Data by or on behalf of the Company is in violation of any Privacy Requirements.

(c)     Since January 1, 2018, there has been no material breach of security resulting in unauthorized access, use or disclosure of Personal Data in the possession or control of the Company or, to the Company’s knowledge, any of its contractors with regard to any Personal Data obtained from or on behalf of the Company, or any material unauthorized intrusions or breaches of security into the Company systems.

(d)     The Company owns or has license to use the Company IT Systems as necessary to operate the business of the Company as currently conducted. To the Company’s knowledge, none of the Company IT Systems contain any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine that causes the software of any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any unauthorized person.

(e)     The Company has taken organizational, physical, administrative and technical measures required by Privacy Requirements consistent with standards prudent in the industry in which the Company operates to protect (i) the integrity, security and operations of the Company’s information technology systems, and (ii) the confidential data owned by the Company or provided by the Company’s customers, and Personal Data against data security incidents or other misuse. The Company has implemented reasonable procedures, satisfying the requirements of applicable Privacy Laws in all material respects, to detect data security incidents and to protect Personal Data against loss and against unauthorized access, use, modification, disclosure or other misuse.

(f)     In connection with each third-party service provider whose services are material to the Company and involve the Processing of Personal Data on behalf of the Company, the Company has in accordance with Privacy Laws, since January 1, 2018, entered into valid data processing agreements with any such third party in accordance with applicable Privacy Laws.

(g)     The consummation of any of the transactions contemplated hereby, will not violate any applicable Privacy Requirements.

(h)     There have not been any Proceedings related to any data security incidents or any violations of any Privacy Requirements that have been asserted in writing against the Company, and, to the Company’s knowledge, the Company has not received any written correspondence relating to, or written notice of any Proceedings with respect to, alleged violations by the Company of, Privacy Requirements.

(i)     The Company has not transferred any Personal Data from the European Union or United Kingdom to a jurisdiction outside the European Economic Area or United Kingdom, other than in accordance with Articles 45 and 46(2) of the GDPR.

Section 3.21     Compliance with International Trade & Anti-Corruption Laws.

(a)     Neither the Company nor, to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company, is or has been, since January 1, 2018, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws;

Annex A-33

(iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, since January 1, 2018, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b)     Neither the Company nor, to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, or (ii) otherwise violated any Anti-Corruption Laws.

Section 3.22     Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing AHAC Stockholders or at the time of the AHAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23     Regulatory Compliance.

(a)     The Company and the Company Products are in compliance in all material respects with all Regulatory Permits. To the knowledge of the Company, (i) no Governmental Entity is considering limiting, suspending or revoking any Regulatory Permit and (ii) each third party that is a manufacturer, contractor or agent for the Company is in compliance in all material respects with all Regulatory Permits required by all applicable Healthcare Laws insofar as they reasonably pertain to the Company Products.

(b)     The Company has not nor, to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company has received any written notice that the FDA or any other Governmental Entity responsible for oversight or enforcement of any applicable Healthcare Law, or any institutional review board (or similar body responsible for oversight of human subjects research) or institutional animal care and use committees (or similar body responsible for oversight of animal research), has initiated, or threatened in writing to initiate, any Proceeding to restrict or suspend nonclinical research on or clinical study of any Company Product, or to recall or request a recall of any Company Product, or to suspend or otherwise restrict the manufacture of any Company Product, or in which the Governmental Entity alleges or asserts a failure to comply, with applicable Healthcare Laws.

(c)     There are no Proceedings pending or, to the Company’s knowledge, threatened, with respect to any alleged violation by the Company or, to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company, of the United States Federal Food, Drug, and Cosmetic Act (the “FDCA”) or any other applicable Healthcare Law as it relates to a Company Product, and neither the Company nor, to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company, is party to or subject to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement orders or similar Contract with or imposed by any Governmental Entity related to any applicable Healthcare Law that applies to the transactions contemplated by this Agreement.

(d)     All Company Products are developed, tested, investigated, manufactured, packaged, labeled and distributed in compliance in all material respects with applicable Healthcare Laws. All manufacture of Company Products, including all clinical supplies used in clinical trials, by or on behalf of the Company has been conducted in compliance with the applicable specifications and requirements of Good Manufacturing Practices and all other applicable Laws. No manufacturing site used for the manufacture of Company Product is subject to a Governmental Entity shutdown or import or export prohibitions or has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from FDA or other Governmental Entity alleging noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Entity, and to the knowledge of the Company, neither FDA or any other Governmental Entity is considering such action.

(e)     The Company has not, nor as it relates to the Company or any Company Product, to the Company’s knowledge, has any Person engaged by the Company for contract research, contract manufacturing, consulting, or other collaboration services with respect to any Company Product, made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Entity responsible for enforcement or

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oversight with respect to applicable Healthcare Laws, or failed to disclose a material fact required to be disclosed to the FDA or such other Governmental Entity that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental Entity to invoke a similar policy.

(f)     To the knowledge of the Company, the clinical trials conducted by or on behalf of the Company are being and have been conducted in all material respects in accordance with all applicable clinical trial protocols, informed consents and applicable requirements, Healthcare Laws and Laws of the FDA and any comparable Governmental Entity. All preclinical studies and clinical trials conducted or being conducted with respect to all Company Products by or at the direction of the Company have been and are being conducted in material compliance with accepted professional scientific standards and all applicable Law, including (i) all applicable Healthcare Laws, including the applicable requirements of Good Laboratory Practices and Good Clinical Practices and applicable foreign Laws in the jurisdictions where clinical trials were or are being conducted; and (ii) applicable Law governing the privacy of patient medical records and other personal information and data.

(g)     Since January 1, 2018, the Company has not distributed any Company Products that were upon their shipment by the Company adulterated or misbranded in violation of 21 U.S.C. § 331 or any similar foreign Law.

(h)     None of the Company or any of its directors, officers or employees, and, to the Company’s knowledge, none of the Company’s individual independent contractors or other service providers, including clinical trial investigators, coordinators, or monitors, (i) have been or are currently disqualified, excluded or debarred under; (ii) to the Company’s knowledge, currently subject to an investigation or Proceeding that would reasonably be expected to result in disqualification, exclusion or debarment, the assessment of civil monetary penalties for violation of any health care programs of any Governmental Entity under, or (iii) have been convicted of any crime regarding health care products or services, or engaged in any conduct that would reasonably be expected to result in any such debarment, exclusion, disqualification, or ineligibility under applicable Healthcare Laws, including, (A) debarment under 21 U.S.C. Section 335a or any similar Law (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law; or (C) exclusion under 48 CFR Subpart Section 9.4, the System for Award Management Nonprocurement Common Rule. None of the Company or any of its current or former directors, officers or employees, and, to the Company’s knowledge, none of the Company’s individual independent contractors or other service providers to the extent acting on behalf of the Company have been subject to any consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Entity related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances. To the Company’s knowledge, none of the Company or any of its current or former directors, officers or employees, individual independent contractors or other service providers to the extent acting on behalf of the Company, has been (i) subject to any enforcement, regulatory or administrative proceedings against or affecting the Company or any of its Affiliates relating to material violations of any Healthcare Law and no such enforcement, regulatory or administrative proceeding has been threatened, or (ii) a party to any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement imposed by any Governmental Entity. To the Company’s knowledge, none of the Company or any of its directors, officers or employees, and, to the Company’s knowledge, none of the Company’s individual independent contractors or other service providers to the extent acting on behalf of the Company, have received written notice from the FDA, any other Governmental Entity or any health insurance institution with respect to debarment, disqualification or restriction.

(i)     All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any similar foreign Governmental Entity by the Company have been so filed, maintained or furnished, except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected or supplemented by a subsequent filing).

(j)     In the three (3) years prior to the date hereof, the Company has not nor has any of its officers, directors or employees received written notice from the FDA or the Federal Trade Commission or other Governmental Entity in connection with advertising or promotion of any Company Products, and in respect of the Business, alleging or asserting noncompliance with requirements of any applicable Law.

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(k)     The Company and, to the Company’s knowledge, its Representatives acting for or on behalf of the Company, are and have been at all times in compliance with all applicable Healthcare Laws, except as would not have a Company Material Adverse Effect.

Section 3.24     Investigation; No Other Representations.

(a)     The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the AHAC Parties and (ii) it has been furnished with or given access to such documents and information about the AHAC Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)     In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any AHAC Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the AHAC Parties nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.25     EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY aHAC PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS Article 3 or the ancillary documents, NEITHER The Company NOR ANY OTHER PERSON MAKES, and the company EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY THAT HAVE BEEN MADE AVAILABLE TO ANY AHAC PARTY or any of their representatives OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY BY or on behalf of THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY or by the ancillary documents, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY AHAC PARTY or any of their representatives IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, the ancillary documents or THE TRANSACTIONS CONTEMPLATED HEREBY or thereby. Except for the representations and warranties expressly set forth in article 4 or the ancillary documents, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY or on behalf of any ahac party ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF any ahac party, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY the company or any of its representatives IN EXECUTING, DELIVERING or PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS or THE TRANSACTIONS CONTEMPLATED HEREBY or thereby.

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Article 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE AHAC PARTIES

(a) Subject to Section 8.8, except as set forth on the AHAC Disclosure Schedules, or (b) except as set forth in any AHAC SEC Reports filed or furnished with the SEC at least one (1) Business Day prior to the date hereof (excluding (i) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any matters required to be disclosed for purposes of Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), Section 4.6 (Capitalization) and Section 4.8 (Trust Account)), each AHAC Party hereby represents and warrants to the Company as follows:

Section 4.1     Organization and Qualification. Each AHAC Party is a corporation, duly organized, incorporated or formed, as applicable, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

Section 4.2     Authority. Each AHAC Party has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder (subject to the AHAC Stockholder Approval), and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the AHAC Stockholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which an AHAC Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such AHAC Party. This Agreement and each Ancillary Document to which an AHAC Party is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by such AHAC Party and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of such AHAC Party (assuming that this Agreement and the Ancillary Documents to which such AHAC Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such AHAC Party in accordance with their terms, subject to Enforceability Exceptions.

Section 4.3     Consents and Requisite Governmental Approvals; No Violations.

(a)     No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of an AHAC Party with respect to such AHAC Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act or any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit Class A Common Stock to be issued in accordance with this Agreement to be listed on Nasdaq, (iv) filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, (vi) the AHAC Stockholder Approval or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have an AHAC Material Adverse Effect.

(b)     Neither the execution, delivery or performance by an AHAC Party of this Agreement nor the Ancillary Documents to which an AHAC Party is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of an AHAC Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which an AHAC Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such AHAC Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of an AHAC Party, except, in the case of any of clauses (ii) through (iv) above, as would not have an AHAC Material Adverse Effect.

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Section 4.4     Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the AHAC Disclosure Schedules (which fees shall be the sole responsibility of the AHAC, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of AHAC or any of its Affiliates for which AHAC has any obligation.

Section 4.5     Information Supplied. None of the information supplied or to be supplied by or on behalf of either AHAC Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing AHAC Stockholders or at the time of the AHAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6     Capitalization.

(a)     The authorized capital stock of AHAC consists of (i) 100,000,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class B Common Stock, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of the Agreement, (A) 10,355,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock are issued and outstanding (which includes 9,416,416 shares subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable, (B) no shares of AHAC Common Stock are held in the treasury of AHAC, and (C) 5,177,500 shares of Class A Common Stock and no shares of Class B Common Stock are reserved for future issuance pursuant to AHAC Warrants. As of the date of the Agreement, there are 5,177,500 AHAC Warrants issued and outstanding, of which 177,500 AHAC Warrants are AHAC Private Warrants.

(b)     Except for this Agreement, the Ancillary Documents or the transactions contemplated hereby and thereby or as mutually agreed to by the Parties, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that would require AHAC, and, except as expressly contemplated by this Agreement, the Ancillary Documents or as mutually agreed in writing by the Parties, there is no obligation of AHAC, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of AHAC. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of AHAC Equity Securities to which AHAC, Sponsor or, to AHAC’s knowledge, any other Person is a party.

(c)     The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which AHAC is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by AHAC free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, AHAC has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.

(d)     Section 4.6(d) of the AHAC Disclosure Schedules sets forth a list of all Indebtedness of AHAC as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

Section 4.7     SEC Filings. AHAC has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “AHAC SEC Reports”), and will file or furnish all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional AHAC SEC Reports”). Each of the AHAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing,

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complied and each of the Additional AHAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the AHAC SEC Reports or the Additional AHAC SEC Reports (for purposes of the Additional AHAC SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the AHAC SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional AHAC SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the AHAC SEC Reports.

Section 4.8     Trust Account. As of the date of this Agreement, AHAC has an amount in cash in the Trust Account equal to at least $100,012,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated September 17, 2020, between AHAC and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the AHAC SEC Reports to be inaccurate in any material respect or, to AHAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing AHAC Stockholders who shall have elected to redeem their Class A Common Stock pursuant to the Governing Documents of AHAC or (iii) if AHAC fails to complete a business combination within the allotted time period set forth in the Governing Documents of AHAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, AHAC (in limited amounts to permit AHAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of AHAC) and then the Pre-Closing AHAC Stockholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of AHAC and the Trust Agreement. AHAC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of AHAC, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since September 17, 2020, AHAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing AHAC Stockholders who have elected to redeem their Class A Common Stock pursuant to the Governing Documents of AHAC, each in accordance with the terms of and as set forth in the Trust Agreement, AHAC shall have no further obligation under either the Trust Agreement or the Governing Documents of AHAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9     Transactions with Affiliates. Section 4.9 of the AHAC Disclosure Schedules sets forth all Contracts between (a) AHAC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either AHAC or the Sponsor or any family member of the forgoing Persons, on the other hand (each Person identified in this clause (b), an “AHAC Related Party”), other than (i) Contracts with respect to an AHAC Related Party’s employment with, or the provision of services to, AHAC entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation) and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.7 or entered into in accordance with Section 5.7. No AHAC Related Party (A) owns any interest in any material asset used in the business of AHAC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, lender, partner, customer,

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lessor, lessee or other material business relation of AHAC or (C) owes any material amount to, or is owed any material amount by, AHAC. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “AHAC Related Party Transactions.”

Section 4.10     Litigation. There is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to AHAC’s knowledge, threatened against any AHAC Party that, if adversely decided or resolved, would be material to the AHAC Parties, taken as a whole. None of the AHAC Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any AHAC Party pending against any other Person.

Section 4.11     Compliance with Applicable Law. Each AHAC Party is (and since its incorporation has been) in compliance with all applicable Laws, except as would not be material to the AHAC Parties, taken as a whole.

Section 4.12     Merger Sub Activities. Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby. Merger Sub does not have any Indebtedness.

Section 4.13     Internal Controls; Listing; Financial Statements.

(a)     Except as not required in reliance on exemptions from various reporting requirements by virtue of AHAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) AHAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of AHAC’s financial reporting and the preparation of AHAC’s financial statements for external purposes in accordance with GAAP and (ii) AHAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that information relating to AHAC is made known to AHAC’s principal executive officer and principal financial officer by others within AHAC. Such disclosure controls and procedures are effective in timely alerting AHAC’s principal executive officer and principal financial officer to material information required to be included in AHAC’s periodic reports required under the Exchange Act.

(b)     Each director and executive officer of AHAC has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. AHAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)     Since its initial public offering, AHAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding Class A Common Stock and AHAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no Proceeding pending or, to the knowledge of AHAC, threatened against AHAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the Class A Common Stock or AHAC Warrants or prohibit or terminate the listing of Class A Common Stock or AHAC Warrants on Nasdaq. AHAC has not taken any action that is designed to terminate the registration of Class A Common Stock under the Exchange Act.

(d)     (i) The AHAC SEC Reports contain true and complete copies of the financial statements (including all related notes and schedules thereto) of AHAC and (ii) Section 4.13(d) of the AHAC Disclosure Schedules contains a true and complete copy of the audited consolidated balance sheet of AHAC as of December 31, 2020 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of AHAC for the year then ended, together with the auditor’s reports thereon (clauses (i) and (ii) collectively, the “AHAC Financial Statements”). The AHAC Financial Statements (A) fairly present in all material respects the financial position of AHAC as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended, (B) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto), (C) in the case of the audited AHAC Financial Statements, were audited in accordance with the

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standards of the PCAOB and (D) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)     AHAC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for AHAC’s and its Subsidiaries’ assets. AHAC maintains and, for all periods covered by the AHAC Financial Statements, has maintained, in all material respects in accordance with GAAP and applicable Law, books and records of AHAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and Liabilities of AHAC.

(f)     There are no outstanding loans or other extensions of credit made by AHAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of AHAC. AHAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(g)     Since its incorporation, neither AHAC (including any employee thereof) nor, to the knowledge of AHAC, AHAC’s independent auditors, has received any written complaint, allegation, assertion or claim that there is, or there has been, (i) a “significant deficiency” in the internal controls over financial reporting of AHAC, (ii) a “material weakness” in the internal controls over financial reporting of AHAC or (iii) fraud, whether or not material, that involves management or other employees of AHAC who have a role in the internal controls over financial reporting of AHAC.

Section 4.14     No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the AHAC Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the AHAC Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any stockholder demand or other stockholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (c) set forth or disclosed in the AHAC Financial Statements, (d) that have arisen since the date of the most recent balance sheet included in the AHAC SEC Reports in the ordinary course of business, (e) either permitted to be incurred pursuant to Section 5.10 or incurred in accordance with Section 5.10 or (f) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to AHAC, AHAC does not have any Liabilities.

Section 4.15     Employee Matters. AHAC does not have any current or former employees, and does not maintain, sponsor, contribute to, or have any present or future Liability with respect to (other than as a result of the transactions contemplated by this Agreement) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA).

Section 4.16     Tax Matters.

(a)     AHAC has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and AHAC has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b)     AHAC has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c)     AHAC is not currently the subject of a Tax audit or examination, or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d)     AHAC has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

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(e)     No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any AHAC Party which agreement or ruling would be effective after the Closing Date.

(f)     None of the AHAC Parties is and none of the AHAC Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)     Each AHAC Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(h)     No AHAC Party has a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(i)     No AHAC Party will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); or (vi) election under Section 965(h) of the Code.

(j)     No AHAC Party has deferred any Taxes under Section 2302 of the CARES Act.

(k)     All related party transactions involving the AHAC Parties are at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder, and any similar provision of state, local or non-U.S. Law.

(l)     None of the AHAC Parties has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Documents that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.17     Investigation; No Other Representations.

(a)     Each AHAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the Company and (ii) it has been furnished with or given access to such documents and information about the Company and the Business as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)     In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each AHAC Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company or any other Person, either express or implied, and each AHAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

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(c)     The representations and warranties set forth in Section 3.13 are the sole and exclusive representations and warranties of the Company with respect to Intellectual Property Rights and the representations and warranties set forth in Section 3.13(g), Section 3.13(h) and Section 3.13(i) are the sole and exclusive representations and warranties of the Company with respect to any actual or alleged infringement by the Company or the conduct of the Business of the Intellectual Property Rights of any Person.

Section 4.18     EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO the COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS Article 4 OR THE ANCILLARY DOCUMENTS, NONE OF THE AHAC PARTIES NOR ANY OTHER PERSON MAKES, and EACH AHAC PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY AHAC PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY AHAC PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH AHAC PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY or THEREBY. Except for the representations and warranties expressly set forth in article 3, OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF the company ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF the company, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY any ahac party OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING or PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS or THE TRANSACTIONS CONTEMPLATED Hereby or thereby.

Article 5
COVENANTS

Section 5.1     Conduct of Business of the Company.

(a)     From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by AHAC (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the Business in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Company; provided that in no event shall the Company’s compliance with Section 5.1(b) constitute a breach of this Section 5.1(a).

(b)     Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as expressly consented to in writing by AHAC (such consent, other than in the case of Section 5.1(b)(i) or Section 5.1(b)(xv), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i)     declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of the Company or repurchase any outstanding Equity Securities of the Company, other than as otherwise expressly contemplated by this Agreement;

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(ii)     (A) merge, consolidate, combine or amalgamate the Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Securities in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii)     adopt any amendments, supplements, restatements or modifications to the Company’s Governing Documents, Company Voting Agreement, the Company Right of First Refusal or Co-Sale Agreement and the Company Investors’ Rights Agreement;

(iv)     (A) sell, assign, abandon, lease, license or otherwise dispose of any material assets or properties of the Company, other than inventory or obsolete equipment in the ordinary course of business, or (B) create, subject or incur any Lien on any material assets or properties of the Company (other than Permitted Liens);

(v)     other than grants to current and new employees, officers and directors pursuant to a Company Equity Plan in the ordinary course consistent with past practice, transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of the Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating the Company to issue, deliver or sell any Equity Securities of the Company;

(vi)     incur, create or assume any Indebtedness in excess of $1,000,000, individually or in the aggregate;

(vii)     enter into, amend, modify, waive any material benefit or right under or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms or entering into additional work orders pursuant to, and in accordance with the terms of, any Material Contract);

(viii)     make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person in excess of $200,000, individually or in the aggregate, other than the reimbursement of expenses of employees in the ordinary course of business;

(ix)     except as required under the terms of any Employee Benefit Plan of the Company, (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan of the Company or any material benefit or compensation plan, policy, program or Contract that would be a material Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase the compensation or benefits payable to any current or former director, manager, officer, or employee at the level of senior vice president or above, or to any Contingent Worker with annual fees of $250,000 or above, other than in each case annual and merit-based raises made in the ordinary course of business, as applicable, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, or Contingent Worker of the Company, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, or employee at the level of senior vice president or above of the Company, or (E) terminate (other than for cause) or furlough the employment of any director, manager, officer, or employee at the level of senior vice president or above, or group of employees of the Company if such group termination would trigger the WARN Act;

(x)     change any material Tax election or material Tax accounting method, make any material Tax election or adopt any material Tax accounting method in a manner inconsistent with past practice, file any material Tax Return in a manner inconsistent with past practices, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, or consent to any extension or waiver of the statutory period of limitation applicable to any claim or assessment in respect of income Taxes, or enter into any Tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(xi)     enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Company in excess of $1,000,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on the Company (or AHAC or any of its Affiliates after the Closing);

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(xii)     authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving the Company;

(xiii)     change the Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiv)     enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xv)     make any Change of Control Payment that is not set forth on Section 3.2(d) of the Company Disclosure Schedules; or

(xvi)     enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give AHAC, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing.

Section 5.2     Efforts to Consummate.

(a)     Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including, from and after the Effective Time, AHAC)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents, including the HSR Act filing fee; provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten (10) Business Days) following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. AHAC shall promptly inform the Company of any communication between any AHAC Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform AHAC of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of AHAC and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of the Company, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party, except with AHAC’s and the Company’s prior written consent.

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(b)     From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the AHAC Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any AHAC Party) or AHAC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any AHAC Party, the Company, or, in the case of the Company, AHAC in advance.

(c)     Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address certain subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

Section 5.3     Confidentiality and Access to Information.

(a)     The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b)     From and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to AHAC and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Company (in a manner so as to not interfere with the normal business operations of the Company or in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the Company (which may require remote and telephonic meetings)). Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided to, AHAC or any of its Representatives any information (i) if, and to the extent, doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and any AHAC Party or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c)     From and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, AHAC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the AHAC Parties (in a manner so as to not interfere with the normal business operations of the AHAC Parties or in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the AHAC Parties (which may require remote and telephonic meetings)). Notwithstanding the foregoing, AHAC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any AHAC Party is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of any AHAC Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any AHAC Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), AHAC shall use, and shall cause the other AHAC Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such

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information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if an AHAC Party, on the one hand, and the Company or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that AHAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(d)     The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

Section 5.4     Public Announcements.

(a)     Subject to Section 5.4(a), Section 5.7, Section 5.8 and Section 5.9, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and AHAC or, after the Closing, AHAC; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any AHAC Party, or with AHAC, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with AHAC and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the AHAC Parties, the Sponsor and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b)     The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and AHAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. Promptly after the execution of this Agreement, AHAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and AHAC shall consider such comments in good faith. The Company, on the one hand, and AHAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or AHAC, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), AHAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which AHAC shall have the opportunity to review and comment upon prior to filing and the Company shall consider such comments in good faith. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5     Tax Matters.

(a)     The Parties intend that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code. Each Party shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless (A) required to do so pursuant to a “determination” (within the meaning of Section 1313(a) of the Code) that is final or (B) the SEC requests or requires a Tax Opinion in connection with the preparation and filing of the Registration Statement/Proxy Statement and the Company is unable to obtain the Tax Opinion.

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(b)     AHAC and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), for purposes of Sections 354, 361 and 368 of the Code. The Parties shall not knowingly take any action that prevents or impedes, or would reasonably be expected to prevent or impede, the Intended Tax Treatment.

(c)     If the SEC requests or requires that a tax opinion be prepared and submitted in connection with the preparation and filing of the Registration Statement/Proxy Statement, each of AHAC and the Company shall deliver to Covington & Burling LLP (“Covington”) customary Tax representation letters satisfactory to Covington, signed by an authorized officer, and dated and executed as of the date the Registration Statement/Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by Covington in connection with the preparation and filing of the Registration Statement/Proxy Statement. Covington shall render an opinion at the Closing to the Company subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger (the “Tax Opinion”); provided that Covington shall not be required to render the Tax Opinion if Covington determines that under applicable Tax Law it is not the case that the Merger should satisfy the Intended Tax Treatment. For the avoidance of doubt, if Covington is unable to provide the Tax Opinion pursuant to the immediately preceding sentence because it determines that under applicable Tax Law it is not the case that the Merger should satisfy the Intended Tax Treatment, then the Registration Statement/ Proxy Statement shall be revised to state that the Merger is not expected to constitute a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.6     Exclusive Dealing.

(a)     From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person (other than to the Parties and their respective Representatives) in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of the Company (or any Affiliate or successor of the Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

(b)     The Company shall (i) notify AHAC promptly upon receipt of any Company Acquisition Proposal by the Company, describing the terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal, unless the Company is bound by any confidentiality obligation prohibiting the disclosure of such identity), and (ii) keep AHAC fully informed on a current basis of any modifications to such offer or information.

(c)     From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the AHAC Parties shall not, and each of them shall direct their Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to an AHAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that would reasonably be expected to lead to, an AHAC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding an AHAC Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any AHAC Party (or any Affiliate or successor of any AHAC Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. AHAC agrees to (A) notify the Company promptly upon obtaining any AHAC Acquisition Proposal by any AHAC Party, and to describe the terms and conditions of any such AHAC Acquisition Proposal in reasonable detail (including the identity of any Person making such AHAC Acquisition Proposal) and (B) keep the Company reasonably informed on a reasonably current basis of any modifications to such offer or information.

Section 5.7     Preparation of Registration Statement/Proxy Statement. As promptly as practicable following the date of this Agreement, (a) AHAC and the Company shall jointly prepare and AHAC shall file with the SEC, mutually acceptable materials which shall include the proxy statement/prospectus to be filed with the SEC

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(as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the stockholders of AHAC soliciting proxies from such stockholders to obtain the AHAC Stockholders Approval at the meeting of AHAC’s stockholders (the “AHAC Stockholder Meeting”) and (b) AHAC shall prepare and file with the SEC a registration statement on Form S-4 or such other applicable form (as amended or supplemented from time to time, the “Registration Statement”), in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the Class A Common Stock issuable in connection with the Merger. Each of AHAC and the Company shall use its reasonable best efforts to (A) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company, the provision of financial statements of, and any other information with respect to, the Company for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); and (B) promptly notify the other Party of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; and AHAC shall use its reasonable best efforts to (1) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; and (2) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. AHAC, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of AHAC to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement and the Ancillary Documents, including delivering customary tax representation letters to Covington to enable Covington to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(c). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (1) such Party shall promptly inform, in the case of any AHAC Party, the Company, or, in the case of the Company, AHAC thereof; (2) such Party shall prepare and mutually agree upon with, in the case of AHAC, the Company, or, in the case of the Company, AHAC (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement/Proxy Statement; (3) AHAC shall promptly file such mutually agreed upon amendment or supplement with the SEC; and (4) the Parties shall reasonably cooperate, if appropriate, in promptly mailing such amendment or supplement to the Pre-Closing AHAC Stockholders. The Proxy Statement/Prospectus shall include materials for the adoption and approval by the Pre-Closing AHAC Stockholders of a new equity incentive plan (the “New Equity Incentive Plan”), which will provide for awards (in the form of cash as well as incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, performance units and stock appreciation rights) for a number of shares of Class A Common Stock equal to a percentage of the aggregate number of shares of Class A Common Stock issued and outstanding immediately after the Closing as set forth on Section 5.7 of the Company Disclosure Schedules. The Company shall provide a form of the New Equity Incentive Plan within 30 days after the date of this Agreement; AHAC shall have a right to review and approve in advance, such approval not to be unreasonably withheld, conditioned or delayed, such New Equity Incentive Plan; and the Parties shall otherwise cooperate to include such terms and conditions as are customary and appropriate for the New Equity Incentive Plan. AHAC shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Class A Common Stock for offering or sale in any jurisdiction, and AHAC and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, at the time the Registration Statement/Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8     AHAC Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, AHAC shall (a) duly give notice of and (b) in any case within thirty (30) days of such effectiveness, duly convene and hold a meeting of its stockholders (the “AHAC Stockholders Meeting”) in accordance with the Governing Documents of AHAC, for the purposes of obtaining the AHAC Stockholder Approval and, if applicable, any approvals related thereto and providing its stockholders with the opportunity to elect to effect an AHAC Stockholder Redemption. AHAC shall,

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through its board of directors, recommend to its stockholders, (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the adoption and approval of the issuance of the Class A Common Stock in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iii) the adoption and approval of the Required Governing Document Proposals; (iv) the adoption of the New Equity Incentive Plan; (v) the election of directors to be nominated in accordance with Section 5.16; (vi) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto; (vii) the adoption and approval of each other proposal reasonably agreed by AHAC and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (viii) the adoption and approval of a proposal for the adjournment of the AHAC Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (viii) together, the “Required Transaction Proposals”); provided that AHAC may postpone or adjourn the AHAC Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the AHAC Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that AHAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing AHAC Stockholders prior to the AHAC Stockholders Meeting or (D) if the holders of Class A Common Stock have elected to redeem a number of shares of Class A Common Stock as of such time that would reasonably be expected to result in the condition set forth in Section 6.1(e) not being satisfied; provided that, without the consent of the Company, in no event shall AHAC adjourn the AHAC Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The AHAC recommendation contemplated by the preceding sentence shall be included in the Registration Statement/Proxy Statement.

Section 5.9     Merger Sub Stockholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, AHAC, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.10     Conduct of Business of AHAC. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, AHAC shall not, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the PIPE Financing), as required by applicable Law, as set forth on Section 5.10 of the AHAC Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed if such matter is in furtherance of the transactions contemplated by this Agreement), do any of the following:

(a)     seek an approval from the Pre-Closing AHAC Stockholders, or otherwise adopt any amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of any AHAC Party or any of their Subsidiaries;

(b)     declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of AHAC or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of AHAC or any of its Subsidiaries, as applicable;

(c)     split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d)     incur, create, guarantee or assume (whether directly, contingently or otherwise) any Indebtedness, except for Indebtedness for borrowed money in an amount not to exceed $1,000,000 in the aggregate;

(e)     make any loans or advances to, or capital contributions in, any other Person, other than to, or in, AHAC or any of its Subsidiaries;

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(f)     issue any Equity Securities of AHAC or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the forgoing of AHAC or any of its Subsidiaries;

(g)     enter into, renew, modify or revise any AHAC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be an AHAC Related Party Transaction), other than the entry into any Contract with an AHAC Related Party with respect to the incurrence of Indebtedness permitted by Section 5.10(d);

(h)     engage in any activities or business, or incur any material AHAC Liabilities, other than any activities, businesses or AHAC Liabilities that are otherwise permitted under this Section 5.10 (including, for the avoidance of doubt, any activities or business contemplated by, or Liabilities incurred in connection with, this Agreement or any Ancillary Document) or consented to by the Company pursuant to this Section 5.10;

(i)     authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving AHAC or its Subsidiaries;

(j)     enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(k)     change any material Tax election or material Tax accounting method, make any material Tax election or adopt any material Tax accounting method in a manner inconsistent with past practice, file any material Tax Return in a manner inconsistent with past practices, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, or consent to any extension or waiver of the statutory period of limitation applicable to any claim or assessment in respect of income Taxes, or enter into any Tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(l)     take any action or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede the Intended Tax Treatment;

(m)     waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Proceeding);

(n)     make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by AHAC’s independent accountants;

(o)     make or permit to be made any distribution of amounts held in the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement);

(p)     create any new Subsidiary; or

(q)     enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Section 5.11     Nasdaq Listing. From the date hereof through the Effective Time, AHAC shall ensure AHAC remains listed as a public company on Nasdaq. AHAC shall use its reasonable best efforts to, as promptly as reasonably practicable after the date of this Agreement (as of immediately following the Effective Time), (a) cause the Class A Common Stock issuable in accordance with this Agreement to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time, (b) satisfy any applicable initial and continuing listing requirements of Nasdaq and (c) cause the ticker under which the Class A Common Stock is listed for trading on Nasdaq to be changed to “HUMA” and have the Class A Common Stock listed for trading with such trading ticker.

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Section 5.12     Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, AHAC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Stockholders of AHAC pursuant to the AHAC Stockholder Redemption, (B) pay the amounts due to the underwriters of AHAC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to AHAC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13     Company Stockholder Approval. As promptly as reasonably practicable (and in any event within five (5) Business Days) following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to AHAC a true and correct copy of a written consent (in form and substance reasonably satisfactory to AHAC) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents, the Company Voting Agreement, the Company Right of First Refusal or Co-Sale Agreement and the Company Investors’ Rights Agreement (the “Company Stockholder Written Consent”). The Company Board shall recommend to the Company Stockholders the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Merger).

Section 5.14     AHAC Indemnification; Directors’ and Officers’ Insurance.

(a)     Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of each AHAC Party, as provided in the applicable AHAC Party’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) AHAC will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. During such six (6)-year period, AHAC shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable AHAC Party’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the AHAC Parties’ Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of any AHAC Party (the “AHAC D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such AHAC D&O Person was a director or officer of any AHAC Party immediately prior to the Effective Time unless such amendment, repeal or other modification is required by applicable Law.

(b)     AHAC shall not have any obligation under this Section 5.14 to any AHAC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such AHAC D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)     AHAC shall purchase at or prior to Closing and maintain in effect for a period of six (6) years after the Effective Time without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the AHAC Parties as of the date of this Agreement with respect to any acts, errors or omissions occurring on or prior to the Effective Time (the “AHAC D&O Tail Policy”). Such “tail” policy or policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under AHAC’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that AHAC shall not pay a premium for such “tail” policy or policies in excess

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of three hundred fifty percent (350%) of the most recent annual premium paid by AHAC prior to the date of this Agreement and, in such event, AHAC shall purchase the maximum coverage available for three hundred fifty percent (350%) of the most recent annual premium paid by AHAC prior to the date of this Agreement.

(d)     If, following the Closing, AHAC (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of AHAC shall assume all of the obligations set forth in this Section 5.14.

(e)     The AHAC D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of AHAC.

Section 5.15     Company Indemnification; Directors’ and Officers’ Insurance.

(a)     Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability, or exculpation now existing in favor of the directors and officers of the Company, as provided in the Company’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) AHAC will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. During such six (6)-year period, AHAC shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the Company’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the Company’s Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of the Company (the “Company D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such Company D&O Person was a director or officer of the Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)     None of AHAC or the Company shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)     The Company shall purchase, at or prior to the Closing, and AHAC shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company as of the date of this Agreement with respect to any acts, errors or omissions occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such Company D&O Tail Policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that the Company shall not pay a premium for such “tail” policy or policies in excess of three hundred fifty percent (350%) of the most recent annual premium paid by the Company prior to the date of this Agreement and, in such event, the Company shall purchase the maximum coverage available for three hundred fifty percent (350%) of the most recent annual premium paid by the Company prior to the date of this Agreement.

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(d)     If, following the Closing, AHAC (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of AHAC shall assume all of the obligations set forth in this Section 5.15.

(e)     The Company D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of AHAC.

Section 5.16     Post-Closing Directors and Officers.

(a)     Following the date of this Agreement and prior to the mailing of the Registration Statement/Proxy Statement to the AHAC Stockholders, the Company shall, subject to applicable listing rules of Nasdaq and applicable Law, designate in writing to AHAC up to ten (10) Persons that will serve on the AHAC Board as of immediately after the Effective Time, of which four (4) shall be the Persons set forth on Section 5.16(a) of the Company Disclosure Schedules, including the allocation of the Company’s designated directors among AHAC’s three classes of directors and the members of the compensation committee, audit committee and nominating committee of the AHAC Board as of immediately after the Effective Time. AHAC shall take all such action within its power as may be necessary or appropriate to give effect to the Company’s designations as of immediately after the Effective Time and for the officers of AHAC (the “Officers”) as of immediately after the Effective Time to be the individuals determined in accordance with Section 5.16(c). For the avoidance of doubt, as of immediately after the Effective Time, the AHAC Board shall consist of the Persons designated by the Company pursuant to this Section 5.16(a) plus one (1) director, for a total of up to 11 directors.

(b)     Notwithstanding the Company’s designation rights under Section 5.16(a), the Person identified on Section 5.16(b) of the AHAC Disclosure Schedules shall be a director on the AHAC Board immediately after the Effective Time, with such individual being in the class of directors set forth opposite his or her name (the “AHAC Designee”). Prior to the mailing of the Registration Statement/Proxy Statement to the AHAC Stockholders and the Company Stockholders, AHAC may, with the prior written consent of the Company, replace the AHAC Designee with any individual by amending such Schedule to include such replacement individual.

(c)     The Persons identified on Section 5.16(c) of the Company Disclosure Schedules shall be the Officers immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that any Person identified on Section 5.16(c) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability or otherwise) to serve as an Officer, then, prior to the mailing of the Registration Statement/Proxy Statement to the AHAC Stockholders, the Company may, subject to applicable listing rules of Nasdaq and applicable Law, replace such individual with another individual to serve as such Officer by amending Section 5.16(c) of the Company Disclosure Schedules to include such replacement individual as such Officer.

Section 5.17     FIRPTA Certificate. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to AHAC a certificate substantially in the form set forth in Exhibit D, duly executed by the Company, in the form described in Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Section 5.18     PIPE Subscriptions. Unless otherwise approved in writing by the Company, AHAC shall not (other than changes that are solely ministerial and other de minimis changes) permit any amendment or modification to be made to, permit any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than any assignment or transfer expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision). Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements have been satisfied, AHAC shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein. Without limiting the generality of the foregoing, AHAC shall give the Company prompt written notice: (a) of any requested amendment to any Subscription Agreement; (b) of any breach or default to the knowledge of AHAC by any party to any Subscription Agreement; (c) of the receipt of any written notice or other written communication from any party to

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any Subscription Agreement with respect to any actual, or to the knowledge of AHAC, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (d) if AHAC does not expect to receive all or any portion of the applicable purchase price under any Investor’s Subscription Agreement in accordance with its terms.

Section 5.19     Expense Statement. At least three (3) Business Days prior to the contemplated Closing Date, AHAC shall deliver to the Company a written statement setting forth a complete and accurate schedule of AHAC’s good faith estimate of each Unpaid AHAC Expense as of the Closing Date.

Section 5.20     Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, AHAC, on the one hand, and the Company, on the other hand, shall each notify the other promptly after learning of any stockholder demand (or threat thereof) or other stockholder Proceeding, claim, investigation, examination or inquiry, whether or not before any Governmental Entity (including derivative claims), relating to this Agreement, or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) commenced or, to the knowledge of AHAC or to the knowledge of the Company, as applicable, threatened in writing against (a) in the case of AHAC, AHAC, any of AHAC’s Affiliates or any of their respective Representatives or stockholders (in their capacity as such) or (b) in the case of the Company, the Company, any of the Company’s controlled Affiliates or any of their respective Representatives or stockholders (in their capacity as such). AHAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other with respect to any Transaction Litigation; provided, however, that in no event shall (x) the Company, any of the Company’s Affiliates or any of their respective officers, directors or employees settle or compromise any Transaction Litigation without the prior written consent of AHAC (such consent not to be unreasonably withheld, conditioned or delayed) or (y) AHAC, any of AHAC’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Article 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED
BY THIS AGREEMENT

Section 6.1     Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a)     each applicable waiting period or Consent under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b)     no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(c)     the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d)     the Company Stockholder Written Consent shall have been obtained;

(e)     the AHAC Stockholder Approval shall have been obtained;

(f)     AHAC’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, AHAC shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and AHAC shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Class A Common Stock (including the Class A Common Stock to be issued hereunder) shall have been approved for listing on Nasdaq; and

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(g)     after giving effect to the transactions contemplated hereby (including the PIPE Financing), AHAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2     Other Conditions to the Obligations of the AHAC Parties. The obligations of the AHAC Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by AHAC (on behalf of itself and the other AHAC Parties) of the following further conditions:

(a)     (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b)     the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c)     since the date of this Agreement, no Company Material Adverse Effect has occurred and is continuing;

(d)     at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to AHAC the following documents:

(i)     a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to AHAC; and

(ii)     the Investor Rights Agreement duly executed by the Company IRA Stockholders.

Section 6.3     Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a)     (i) the AHAC Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a) and (b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “AHAC Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) and (b) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date) and (iii) the representations and warranties of the AHAC Parties (other than the AHAC Fundamental Representations) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “AHAC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such

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representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an AHAC Material Adverse Effect;

(b)     the AHAC Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the AHAC Parties under this Agreement at or prior to the Closing;

(c)     since the date of this Agreement, no AHAC Material Adverse Effect has occurred and is continuing;

(d)     the AHAC Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.16(a);

(e)     at or prior to the Closing, AHAC shall have delivered, or caused to be delivered, the following documents to the Company:

(i)     a certificate duly executed by an authorized officer of AHAC, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company;

(ii)     the Investors Rights Agreement duly executed by the AHAC IRA Stockholders; and

(iii)     the written resignations of all of the directors and officers of AHAC and Merger Sub (other than those Persons identified as the directors of AHAC immediately after the Effective Time, in accordance with the provisions of Section 5.16), effective as of the Effective Time.

Section 6.4     Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.3, or a material breach of this Agreement. None of the AHAC Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by an AHAC Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.3, or a material breach of this Agreement.

Article 7
TERMINATION

Section 7.1     Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)     by mutual written consent of AHAC and the Company;

(b)     by AHAC, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by AHAC, and (ii) the Termination Date; provided, however, that none of the AHAC Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c)     by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any AHAC Party has failed to perform any covenant or agreement on the part of such applicable AHAC Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to AHAC by the Company and (ii) the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

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(d)     by either AHAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to August 31, 2021 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to AHAC if any AHAC Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e)     by either AHAC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f)     by either AHAC or the Company, if the AHAC Stockholders Meeting has been held (including any adjournment or postponement thereof), has concluded, AHAC’s stockholders have duly voted and the AHAC Stockholder Approval was not obtained; or

(g)     by AHAC, if the Company does not deliver, or cause to be delivered to AHAC the Company Stockholder Written Consent in accordance with Section 5.13 on or prior to the Company Stockholder Written Consent Deadline.

Section 7.2     Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) Section 5.3, this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for the Willful Breach of this Agreement by, or any Fraud of, such Party (or in the case of AHAC, AHAC or Merger Sub).

Article 8
MISCELLANEOUS

Section 8.1     Non-Survival. The representations, warranties, agreements and covenants in this Agreement shall terminate at the Effective Time, except for those covenants and agreements that, by their terms, contemplate performance after the Effective Time.

Section 8.2     Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) prior to the Closing, AHAC and the Company and (b) from and after the Closing, AHAC and the Sponsor. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3     Amendment. This Agreement may be amended or modified only (a) prior to the Closing, by a written agreement executed and delivered by AHAC and the Company and (b) after the Closing, by a written agreement executed and delivered by AHAC and the Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

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Section 8.4     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)     If to any AHAC Party, to:

c/o Alpha Healthcare Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Attention: Rajiv Shukla

                  Patrick Sturgeon

Telephone: [***]

E-mail: [***]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Jocelyn M. Arel

                  Michael R. Patrone

                  Laurie A. Burlingame

Facsimile: [***]

E-mail: [***]

(b)     If to the Company, to:

Humacyte, Inc.

2525 NC-54

Durham, NC 27713

Attention: Douglas Blankenship, Chief Financial Officer

E-mail: [***]

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Jack S. Bodner

                  Michael J. Riella

                  Kerry S. Burke

Facsimile: [***]

E-mail: [***]

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

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Section 8.5     Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 8.6     Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and AHAC shall pay, or cause to be paid, all Unpaid AHAC Expenses and (b) if the Closing occurs, then AHAC shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid AHAC Expenses.

Section 8.7     Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to AHAC, any documents or other materials posted to the electronic data room located at the Humacyte ShareFile folder maintained by the Company as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to such Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8     Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the AHAC Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the AHAC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the AHAC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

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Section 8.9     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15, the last sentence of this Section 8.9 and Section 8.14, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, this Section 8.9 and Section 8.13.

Section 8.10     Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11     Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by facsimile, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12     Knowledge of Company; Knowledge of AHAC. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules,. For all purposes of this Agreement, the phrase “to AHAC’s knowledge” and “to the knowledge of AHAC” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the AHAC Disclosure Schedules. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the AHAC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13     No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and none of the Representatives of AHAC (including the Sponsor) or the Company (and including the Parties’ stockholders) shall have any Liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein.

Section 8.14     Extension; Waiver. The Company (prior to the Closing) or the Sponsor (after the Closing) may (a) extend the time for the performance of any of the obligations or other acts of the AHAC Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the AHAC Parties set forth herein or (c) waive compliance by the AHAC Parties with any of the agreements or conditions set forth herein. AHAC may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15     Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY

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OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.15.

Section 8.16     Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware), for the purposes of any Proceeding (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Proceeding commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding.

Section 8.17     Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18     Trust Account Waiver. Reference is made to the final prospectus of AHAC, filed with the SEC (File No. 333-240374) on September 18, 2020 (the “Prospectus”). The Company acknowledges and agrees and understands that AHAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of AHAC’s public stockholders (including overallotment shares acquired by AHAC’s underwriters, the “Public Stockholders”), and AHAC may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of AHAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby

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acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between AHAC or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with AHAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with AHAC or its Affiliates).

*    *    *    *    *

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IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

ALPHA HEALTHCARE ACQUISITION CORP.
By:	/s/ Rajiv Shukla
Name:	Rajiv S. Shukla
Title:	Chief Executive Officer

HUNTER MERGER SUB, INC.
By:	/s/ Rajiv Shukla
Name:	Rajiv S. Shukla
Title:	Chief Executive Officer

HUMACYTE, INC.
By:	/s/ Laura Niklason
Name:	Laura Niklason MD, PhD
Title:	President and CEO

[Signature Page to Business Combination Agreement]

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EXHIBIT A

INVESTOR RIGHTS AND LOCK-UP AGREEMENT

THIS INVESTOR RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”) is entered into as of [•], 2021, by and among Humacyte, Inc. (f/k/a Alpha Healthcare Acquisition Corp.), a Delaware corporation, (the “Company”) and the parties listed as Investors on Schedule I hereto (each, including any person or entity who hereinafter becomes a party to this Agreement pursuant to Section 8.2, an “Investor” and collectively, the “Investors”).

WHEREAS, Alpha Healthcare Acquisition Corp., a Delaware corporation (“AHAC”), Hunter Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and Humacyte, Inc., a Delaware corporation (“Hunter”) have entered into that certain Business Combination Agreement, dated as of February 17, 2021 (as amended or supplemented from time to time, the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Hunter (the “Merger”), with Hunter surviving as a wholly owned subsidiary of AHAC;

WHEREAS, AHAC, AHAC Sponsor LLC, a Delaware limited liability company (“Sponsor”), Oppenheimer & Co. Inc. and Northland Securities Inc. are parties to that certain Registration and Shareholder Rights Agreement, dated September 17, 2020 (the “Prior AHAC Agreement”);

WHEREAS, Hunter is party to that certain Amended and Restated Investors’ Rights Agreement, dated as of June 25, 2018, by and among Hunter and certain investors listed therein (the “Prior Hunter Agreement” and together with the Prior AHAC Agreement, the “Prior Agreements”);

WHEREAS, the Sponsor currently holds 2,500,000 shares of Class B common stock, par value $0.0001 per share, of AHAC issued by AHAC prior to the consummation of AHAC’s initial public offering (collectively, the “Founder Shares”);

WHEREAS, the Founder Shares will automatically convert into Class A Common Stock at the time of the initial Business Combination (as defined in the Prior AHAC Agreement) on a one-for-one basis, subject to adjustment, on the terms and conditions provided in the AHAC Certificate of Incorporation;

WHEREAS, certain investors (“Hunter Investors”) hold (a) shares of common stock, par value $0.001 per share, of the Company (“Hunter Common Stock”); (b) shares designated as “Series A Convertible Preferred Stock” (“Hunter Series A Preferred Stock”); (c) shares designated as “Series B Convertible Preferred Stock” (“Hunter Series B Preferred Stock”); (d) shares designated as “Series C Convertible Preferred Stock” (“Hunter Series C Preferred Stock”); and (e) shares designated as “Series D Convertible Preferred Stock” (“Hunter Series D Preferred Stock” and together with Hunter Common Stock, Hunter Series A Preferred Stock, Hunter Series B Preferred Stock and Hunter Series C Preferred Stock, the “Hunter Shares”);

WHEREAS, the Hunter Shares will be exchanged for Class A Common Stock on or about the date hereof, pursuant to the Business Combination Agreement;

WHEREAS, certain Investors have subscribed to purchase shares of Class A Common Stock in the PIPE Financing (as defined in the Business Combination Agreement) in connection with the consummation of the Merger; and

WHEREAS, AHAC and Hunter desire to terminate the Prior Agreements to provide for the terms and conditions included herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.    DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Addendum Agreement” is defined in Section 8.2.

“Agreement” is defined in the preamble to this Agreement.

“AHAC Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Alpha Healthcare Acquisition Corp., effective as of September 17, 2020.

“AHAC Investors” shall mean the investors listed on Schedule I hereto.

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“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to financial institutions, QIBs or Institutional Accredited Investors, bought deals, over-night deals or similar transactions that do not include “road show” presentations to potential investors requiring marketing effort from management over multiple days.

“Business Combination Agreement” is defined in the preamble to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Class A Common Stock” is defined in the recitals to this Agreement.

“Closing Date” is defined in the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Committees” is defined in Section 7.3.

“Company” is defined in the preamble to this Agreement.

“Company Board” is defined in Section 3.1.1.

“Demand Registration” is defined in Section 2.2.1.

“Demanding Holder” is defined in Section 2.2.1.

“Effectiveness Period” is defined in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form 10 Disclosure Filing Date” means the date on which the Company shall file with the Commission a Current Report on Form 8-K that includes current “Form 10 information” (within the meaning of Rule 144) reflecting the Company’s status as an entity that is no longer an issuer described in paragraph (i)(1)(i) of Rule 144.

“Form S-1” means a Registration Statement on Form S-1.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.

“Founder Shares” is defined in the recitals to this Agreement.

“Hunter Common Stock” is defined in the recitals to this Agreement.

“Hunter Investors” is defined in the recitals to this Agreement.

“Hunter Series A Preferred Stock” is defined in the recitals to this Agreement.

“Hunter Series B Preferred Stock” is defined in the recitals to this Agreement.

“Hunter Series C Preferred Stock” is defined in the recitals to this Agreement.

“Hunter Series D Preferred Stock” is defined in the recitals to this Agreement.

“Hunter Shares” is defined in the recitals to this Agreement.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Initiating Holder” is defined in Section 2.1.6.

“Institutional Accredited Investor” means an institutional “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act.

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“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Lock-up Period” is defined in Section 6.1.

“Maximum Number of Shares” is defined in Section 2.2.4.

“New Registration Statement” is defined in Section 2.1.4.

“New Securities” means all shares of Class A Common Stock issued in connection with the Merger.

“Notices” is defined in Section 8.3.

“Permitted Transferee” means (i) the members of an Investor’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (ii) any trust or family limited liability company or partnership for the direct or indirect benefit of an Investor or the immediate family of an Investor; (iii) if an Investor is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (iv) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in an Investor; or (v) any affiliate of an Investor.

“Piggy-Back Registration” is defined in Section 2.3.1.

“Prior Agreements” is defined in the preamble to this Agreement.

“Prior AHAC Agreement” is defined in the preamble to this Agreement.

“Prior Hunter Agreement” is defined in the preamble to this Agreement.

“Pro Rata” is defined in Section 2.2.4.

“QIB” means “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“Registration” means a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) New Securities and shares of Class A Common Stock issued in the PIPE Financing and (ii) all shares of Class A Common Stock issued to any Investor with respect to such securities referenced in clause (i) by way of any share split, share dividend or other distribution, recapitalization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; or (c) such securities shall have ceased to be outstanding.

“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“Rule 415 Notice” is defined in Section 2.14.

“SEC Guidance” is defined in Section 2.1.4.

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“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Shelf Participant” is defined in Section 2.1.6.

“Takedown Demand” is defined in Section 2.16.

“Transfer” means to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to any shares of Class A Common Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Class A Common Stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement specified in clause (i) or (ii), other than a Registration Statement filed pursuant to this Agreement. Notwithstanding the foregoing, a Transfer shall not be deemed to include any transfer for no consideration if the donee, trustee, heir or other transferee has agreed in writing to be bound by the same terms under this Agreement to the extent and for the duration that such terms remain in effect at the time of the Transfer.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented, that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

2.     REGISTRATION RIGHTS.

2.1     Resale Shelf Registration Rights.

2.1.1     Registration Statement Covering Resale of Registrable Securities. Provided compliance by the Investors with Section 3.4, the Company shall prepare and file or cause to be prepared and filed with the Commission, no later than thirty (30) days following the Closing Date, a Registration Statement on Form S-3 or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by Investors of all of the Registrable Securities then held by such Investors that are not covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, and in no event later than 90 days after the Resale Shelf Registration Statement is filed with the Commission, and once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that the Company files a Form S-1 pursuant to this Section 2.1, the Company shall use its commercially reasonable efforts to convert the Form S-1 to a Form S-3 promptly after the Company is eligible to use Form S-3. The Resale Shelf Registration Statement shall provide that the Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, the Investors. Without limiting the foregoing, subject to any comments from the Commission, each Registration Statement filed pursuant to this Section 2.1.1 shall include a “plan of distribution” approved by Hunter Investors holding a majority of the shares held by the Hunter Investors.

2.1.2     Notification and Distribution of Materials. The Company shall promptly notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and

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supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Investors may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.1.3     Amendments and Supplements. Subject to the provisions of Section 2.1.1 above, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period.

2.1.4     Reduction of Shelf Offering. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company (the “Rule 415 Notice”) that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file an amendment or amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-1, Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including, without limitation, Compliance and Disclosure Interpretation 612.09. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis, subject to a determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-1, Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement. If the Company shall not be able to register for resale all of the Registrable Securities on the Resale Shelf Registration Statement within three (3) months following the date of the Company’s receipt of the Commission’s Notice, then, until such Resale Shelf Registration Statement is effective, each of the Hunter Investors shall be entitled to demand registration rights pursuant to Section 2.2 below as long as the demand request is a proposal to sell Registrable Securities with an aggregate market price at the time of request of not less than $5,000,000 (the “Shelf Demand Right”). Shelf Demand Rights shall not be counted as Demand Registrations under Section 2.2.

No Investor shall be named as an “underwriter” in any Registration Statement filed pursuant to this Section 2 without the Investor’s prior written consent; provided that if the Commission requests that an Investor be identified as a statutory underwriter in the Registration Statement, then such Investor will have the option, in its sole and absolute discretion, to either (i) have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company, in which case the Company’s obligation to register such Investor’s Registrable Securities shall be deemed satisfied or (ii) be included as such in the Registration Statement. Each Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided to (and shall be subject to the approval, which shall not be unreasonably withheld or delayed, of) the Investors prior to its filing with, or other submission to, the Commission.

2.1.5     Notice of Certain Events. The Company shall promptly notify the Investors in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating

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thereto). The Company shall promptly notify each Investor in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.

2.1.6     Underwritten Takedown. If the Company shall receive a request (a “Takedown Demand”) from the (i) holders of Registrable Securities with an estimated market value of at least $5,000,000 or (ii) the holders of Registrable Securities registered under the Resale Shelf Registration Statement that own in the aggregate at least 5% of the outstanding Class A Common Stock requesting a registration of at least $5,000,000 (either an “Initiating Holder”) that the Company effect an Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities covered under the Resale Registration Statement, then the Company shall give (x) in connection with any non-marketed underwritten takedown offering (other than a Block Trade), at least two (2) Business Days’ notice of such Takedown Demand to each holder of Registrable Securities (other than the Initiating Holder) that is a participant in the Resale Registration Statement (“Shelf Participant”), (y) in connection with any Block Trade initiated, notice of such Underwritten Takedown to each holder of Registrable Securities (other than the Initiating Holder) that is a Shelf Participant no later than noon Eastern time on the Business Day prior to the requested Underwritten Takedown and (z) in connection with any marketed Underwritten Takedown, at least five (5) Business Days’ notice of such Underwritten Takedown to each holder of Registrable Securities (other than the Initiating Holder) that is a Shelf Participant. In connection with (x) any non-marketed Underwritten Takedown initiated and (y) any marketed Underwritten Takedown, if any Shelf Participants entitled to receive a notice pursuant to the preceding sentence request inclusion of their Registrable Securities covered by the Resale Registration Statement (by written notice to the Company, which notice must be received by the Company no later than (A) in the case of a non-marketed Underwritten Takedown (other than a Block Trade), the Business Day following the date notice is given to such participant, (B) in the case of a Block Trade, by 10:00 p.m. Eastern time on the date notice is given to such participant and (C) in the case of a marketed Underwritten Takedown, three (3) Business Days following the date notice is given to such participant), the Initiating Holder and the other Shelf Participants that request inclusion of their Registrable Securities shall be entitled to sell their Registrable Securities in such offering. Thereupon the Company shall use its commercially reasonable efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

(i)     subject to the restrictions set forth in Section 2.2.4, all Registrable Securities for which the Initiating Holder has requested such offering under Section 2.1.6, and

(ii)     subject to the restrictions set forth in Section 2.2.4, all other Registrable Securities that any holders of Registrable Securities covered under the Resale Registration Statement have requested the Company to offer by request received by the Company in the requisite time period, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(a)     Promptly after the expiration of the relevant time period, the Company will promptly notify all selling holders of the identities of the other selling holders and the number of shares of Registrable Securities requested to be included therein.

(b)     the Company shall only be required to effectuate within any twelve (12) month period: one Underwritten Takedown by each of (A) the AHAC Investors, collectively, and (B) Hunter Investors, collectively.

2.1.7     Block Trade. If the Company shall receive a request from the holders of Registrable Securities with an estimated market value of at least $10,000,000 that the Company effect the sale of all or any portion of the Registrable Securities in a Block Trade, then the Company shall, as expeditiously as possible, initiate the offering in such Block Trade of the Registrable Securities for which such requesting holder has requested such offering under Section 2.1.7.

2.1.8     Selection of Underwriters. The Initiating Holder(s) shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to the Company. In connection with an Underwritten Takedown, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc.

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2.1.9     Underwritten Takedowns effected pursuant to this Section 2.1 shall not be counted as Demand Registrations effected pursuant to Section 2.2.

2.2     Demand Registration.

2.2.1     Request for Registration. At any time and from time to time after the expiration of any lock-up to which an Investor’s shares are subject, if any, provided compliance by the Investors with Section 3.4, and provided further there is not an effective Resale Shelf Registration Statement available for the resale of all of the Registrable Securities pursuant to Section 2.1 (and subject to the right of holders to effect Underwritten Takedowns under Section 2.1), (i) AHAC Investors who hold a majority of the Registrable Securities held by all AHAC Investors or (iii) Hunter Investors who hold either (A) in the aggregate 5% of the outstanding shares of Class A Common Stock or (B) a majority of the Registrable Securities held by all Hunter Investors, as the case may be, may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form Registration or, if then available, on Form S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration”. Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will notify all Investors that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within five (5) days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. The Company shall not be obligated to effect: (a) more than one (1) Demand Registration during any twelve-month period (not including any Underwritten Takedown); (b) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1 that is not subject to a reduction of registered shares under Section 2.1.4 (and subject to the obligation to effect Underwritten Takedowns as set forth in Section 2.1); or (c) more than three (3) Underwritten Demand Registrations in respect of all Registrable Securities held by AHAC Investors.

2.2.2     Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3     Underwritten Demand Registration. If the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of the Company. The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate proceeds to the selling shareholders of at least $5,000,000.

2.2.4     Reduction of Offering. If the managing Underwriter or Underwriters for a Underwritten Demand Registration that is to be an underwritten offering advises the Company and the Demanding Holders in writing that, in such Underwriter’s or Underwriters’ opinion, the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other shares of Class A Common Stock or other securities which the Company desires to sell and the shares of Class A Common Stock, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other shareholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares

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that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the shares of Class A Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), any shares of Class A Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, as to which “piggy-back” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Shares.

2.2.5     Withdrawal. A Demanding Holder shall have the right to withdraw all or any portion of its Registrable Securities included in an Underwritten Demand Registration pursuant to this Section 2.2 for any reason or no reason whatsoever upon written notice to the Company and the Underwriter or Underwriters of its intention to withdraw from such Underwritten Demand Registration prior to the pricing of such Underwritten Demand Registration; provided, however, that such withdrawn amount shall still be considered an Underwritten Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the registration expenses incurred in connection with an Underwritten Demand Registration prior to its withdrawal under this Section 2.2.5.

2.3     Piggy-Back Registration.

2.3.1     Piggy-Back Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for shareholders of the Company for their account (or by the Company and by shareholders of the Company including, without limitation, pursuant to Section 2.2.1), other than a Registration Statement (i) filed in connection with any employee stock option, employee stock purchase, or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) effected pursuant to Section 2.1 or 2.2 (which, for the avoidance of doubt, is addressed in and subject to the rights set forth therein), then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities with respect to shares not subject to any lock-up, as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). The foregoing rights shall not be available to any Investor at such time as (i) there is an effective Resale Shelf Registration Statement available for the resale of the Registrable Securities pursuant to Section 2.1 (which, for the avoidance of doubt, is addressed in and subject to the rights set forth in, Section 2.1 and 2.2 hereof) and there was no reduction in registered shares as set forth in Section 2.1.4 or (ii) such Registration is solely to be used for the offering of securities by the Company for its own account. The Company shall cause such Registrable Securities to be included in such registration, provided compliance by the Investors with Section 3.4, and the Company shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

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2.3.2     Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities in writing that the dollar amount or number of shares of Class A Common Stock which the Company desires to sell, taken together with shares of Class A Common Stock, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.3, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

(a) If the registration is undertaken for the Company’s account: (A) first, the shares of Class A Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Class A Common Stock or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Class A Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares; and

(b)     If the registration is a “demand” registration undertaken at the demand of persons other than either the holders of Registrable Securities or the Company (other than as provided in Section 2.2 which, for the avoidance of doubt, is addressed in and subject to the rights set forth in, Section 2.2 hereof), (A) first, the shares of Class A Common Stock or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Class A Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Class A Common Stock or other securities, if any, comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the shares of Class A Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.3.3     Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

2.3.4     Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof.

3.     REGISTRATION PROCEDURES.

3.1     Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as reasonably possible, and in connection with any such request:

3.1.1     Filing Registration Statement. The Company shall use its commercially reasonable efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.1, prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable

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Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its commercially reasonable efforts to cause such Registration Statement to become effective and use its commercially reasonable efforts to keep it effective for the Effectiveness Period; provided, however, that the Company shall have the right to defer any Demand Registration for up to sixty (60) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of the Board of Directors of the Company stating that, in the good faith judgment of the Board of Directors of the Company (the “Company Board”), it would be materially detrimental to the Company and its shareholders for such Registration Statement to be effected at such time; provided, further, however, that the Company shall not have the right to exercise the right set forth in the immediately preceding proviso for more than a total of ninety (90) consecutive calendar days, or more than one hundred twenty (120) total calendar days in any 365-day period.

3.1.2     Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3     Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until the date on which all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”).

3.1.4     Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) Business Days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within two (2) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.5     Securities Laws Compliance. The Company shall use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in

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such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6     Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement, and the representations, warranties and covenants of the holders of Registrable Securities included in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Company.

3.1.7     Comfort Letter. In the event of an Underwritten Takedown or an Underwritten Demand Registration, the Company shall obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an underwritten offering, and a customary “bring-down” thereof, in customary form and covering such matters of the type customarily covered by “cold comfort” letters, as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating holders.

3.1.8     Opinions and Negative Assurance Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, on the date the Registrable Securities are delivered for sale pursuant to any Registration, the Company shall obtain an opinion and negative assurances letter, each dated such date, of one (1) counsel representing the Company for the purposes of such Registration, including an opinion of local counsel if applicable, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority in interest of the participating holders.

3.1.9     Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering, the preparation of a comfort letter, if applicable, and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.10     Transfer Agent. The Company shall provide and maintain a transfer agent and registrar for the Registrable Securities.

3.1.11     Records. Upon execution of confidentiality agreements, the Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.12     Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13     Road Show. If an offering pursuant to this Agreement is conducted as an Underwritten Takedown or Underwritten Demand Registration and involves Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) is expected to exceed $10,000,000, the Company shall use its best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such offering.

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3.1.14     Listing. The Company shall use its commercially reasonable efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated.

3.2     Obligation to Suspend Distribution. Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.1.4(iv), or, upon any suspension by the Company, pursuant to a good faith reasonable determination of the board of directors of the Company that the offer or sale of Registrable Securities would require the Company to disclose any material nonpublic information which would reasonably be likely to be detrimental to the Company and its subsidiaries, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.4(iv) or the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such holder will deliver to the Company or destroy all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. The foregoing right to delay or suspend may be exercised by the Company only once for no longer than sixty (60) days in any consecutive 12-month period.

3.3     Registration Expenses. The Company shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2.1, any Underwritten Takedown pursuant to Section 2.1.6, any Block Trade pursuant to Section 2.1.7 (other than expenses set forth below in clause (ix) of this Section 3.3), any Piggy-Back Registration pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.12; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company; (viii) the fees and expenses of any special experts retained by the Company in connection with such registration; and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration not to exceed $35,000. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, but the Company shall pay any underwriting discounts or selling commissions attributable to the securities it sells for its own account.

3.4     Information. The holders of Registrable Securities shall promptly provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

3.5     Other Obligations.

3.5.1     At any time and from time to time after the expiration of any lock-up to which such shares are subject, if any, in connection with a sale or transfer of Registrable Securities exempt from registration under the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall, subject to the receipt of customary documentation required from the applicable holders in connection therewith, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by such holders in connection with the aforementioned sales or transfers.

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3.5.2     The stock certificates evidencing the Registrable Securities (and/or book entries representing the Registrable Securities) held by each Investor shall not contain or be subject to any legend restricting the transfer thereof (and the Registrable Securities shall not be subject to any stop transfer or similar instructions or notations): (A) while a Registration Statement covering the sale or resale of such securities is effective under the Securities Act, or (B) if such Investor provides customary paperwork to the effect that it has sold such shares pursuant to Rule 144, or (C) if such Registrable Securities are eligible for sale under Rule 144(b)(1) as set forth in customary non-affiliate paperwork provided by such Investor, or (D) if at any time on or after the date that is one year after the Form 10 Disclosure Filing Date such Investor certifies that it is not an affiliate of the Company and that such Investor’s holding period for purposes of Rule 144 in respect of such Registrable Securities is at least six (6) months, or (E) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) as determined in good faith by counsel to the Company or set forth in a legal opinion delivered by nationally recognized counsel to the Investor (collectively, the “Unrestricted Conditions”). The Company agrees that following the date that the Resale Registration Statement has been declared effective by the Commission (the “Registration Date”) or at such time as any of the Unrestricted Conditions is met or such legend is otherwise no longer required it will, no later than two (2) Business Days following the delivery by an Investor to the Company or its transfer agent of a certificate representing any Registrable Securities, issued with a restrictive legend, (or, in the case of Registrable Securities represented by book entries, delivery by an Investor to the Company or its transfer agent of a legend removal request) deliver or cause to be delivered to such Investor a certificate or, at the request of such Investor, deliver or cause to be delivered such Registrable Securities to such Investor by crediting the account of such Investor’s prime broker with DTC through its Deposit/Withdrawal at Custodian (DWAC) system, in each case, free from all restrictive and other legends and stop transfer or similar instructions or notations. If any of the Unrestricted Conditions is met at the time of issuance of any Registrable Securities (e.g., upon exercise of warrants), then such securities shall be issued free of all legends. Each Investor shall have the right to pursue any remedies available to it hereunder, or otherwise at law or in equity, including a decree of specific performance and/or injunctive relief, with respect to the Company’s failure to timely deliver shares of Class A Common Stock without legend as required pursuant to the terms hereof.

3.5.3     As long as Registrable Securities remain outstanding the Company shall (a) cause the Class A Common Stock to be eligible for clearing through DTC, through its DWAC system; (b) be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Common Stock; (c) ensure that the transfer agent for the Class A Common Stock is a participant in, and that the Class A Common Stock is eligible for transfer pursuant to, DTC’s Fast Automated Securities Transfer Program (or successor thereto); and (d) use its reasonable best efforts to cause the Class A Common Stock to not at any time be subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of shares of Common Stock through DTC, and, in the event the Class A Common Stock becomes subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, use its reasonable best efforts to cause any such “chill,” “freeze” or similar restriction to be removed at the earliest possible time.

4.     INDEMNIFICATION AND CONTRIBUTION.

4.1     Indemnification by the Company. The Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party

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for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein or to the extent relates to any selling holder’s or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2     Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made expressly in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, or to the extent it relates to any selling holder’s or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

4.3     Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

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4.4     Contribution.

4.4.1     If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2     The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 4.4.1.

4.4.3     The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5.     UNDERWRITING AND DISTRIBUTION.

5.1     Rule 144. The Company covenants that it shall timely file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon reasonable prior written request, the Company shall deliver to the Investors a customary written statement as to whether it has complied with such requirements.

6.     LOCK-UP AGREEMENTS.

6.1     Investor Lock-Up. Each Investor agrees that it shall not Transfer any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for shares of Class A Common Stock (including New Securities) for a period of one year following the Closing Date (the “Lock-Up Period”); provided, however, that the foregoing restrictions shall not apply to any shares of Class A Common Stock purchased by an Investor in the PIPE Financing; provided, further, that if the volume weighted average price (“VWAP”) of the Class A Common Stock on Nasdaq, or any other national securities exchange on which the Class A Common Stock is then traded, as reported by Bloomberg, L.P. is greater than or equal to fifteen dollars ($15.00) over any twenty (20) trading days within any thirty (30) trading day period following the Closing Date, then, commencing at least 180 days after the Closing Date, the Lock-Up Period shall be deemed to have expired with respect to 50% of the shares of each Investor’s Class A Common Stock subject thereto. The foregoing restriction is expressly agreed to preclude each Investor during the Lock-up Period from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such Investor’s shares of Class A Common Stock even if such shares of Class A Common Stock would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions during the Lock-up Period would include without limitation any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any

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of the Investor’s shares of Class A Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such shares of Class A Common Stock. The foregoing restrictions shall not apply to Transfers made: (i) pursuant to a bona fide gift or charitable contribution; (ii) by will or intestate succession upon the death of an Investor; (iii) to any Permitted Transferee; (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; or (v) in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property; provided that in the case of (i) or (iii), the recipient of such Transfer must enter into a written agreement agreeing to be bound by the terms of this Agreement, including the transfer restrictions set forth in this Section 6.1.

7.     BOARD OF DIRECTORS.

7.1     Directors. At each annual or special meeting of shareholders of the Company, the AHAC Investors shall have the right, but not the obligation, to designate for election as a director of the Company, and the Company Board (including any Committee thereof) shall nominate (and recommend for election and include such recommendation in a timely manner in any proxy statement, consent solicitation or other applicable announcement to the Company’s shareholders) one individual to serve on the Company Board; provided, however, that if at any time the AHAC Investors collectively own less than 5.0% of the shares of Class A Common Stock then outstanding (as adjusted for any share split, share dividend or other share recapitalization, share exchange or other event), the rights of the AHAC Investors and obligations of the Company Board under this Section 7.1 shall terminate.

7.2     Director Vacancies. Each Investor agrees to vote, or cause to be voted, all shares of Class A Common Stock owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that: (a) no director elected pursuant to Section 7.1 may be removed from office, unless: (i) such removal is directed or approved by the affirmative vote of the AHAC Investors entitled under Section 7.1 to designate such director; or (ii) the AHAC Investors are no longer entitled to designate directors to the Company Board pursuant to Section 7.1; and (b) any vacancies created by the resignation, removal or death of a director elected pursuant to Section 7.1 shall be filled pursuant to the provisions of this Section 7. The Company and the Company Board shall take all actions necessary to fill such vacancy with such replacement director promptly upon written notice to the Company of the name of such replacement director by the AHAC Investors entitled under Section 7.1 to designate such director.

7.3     Director Indemnification. As promptly as reasonably practicable following the request of any director designated pursuant to Section 7.1, the Company shall enter into an indemnification agreement with the director, in the form entered into with the other members of the Company Board or, if not entered into by other members of the Company Board, a customary form. The Company shall pay the reasonable, documented and out-of-pocket expenses incurred by such director related to his or her service to the Company, including attending meetings of the Company Board or any Committee or sub-Committee thereof or events attended on behalf of the Company or any of its subsidiaries at the Company’s request. For so long as a director designated pursuant to Section 7.1 serves as a director of the Company, the Company shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any director designated pursuant to Section 7.1 as and to the extent consistent with applicable law, including but not limited to under the Company’s certificate of incorporation (except to the extent such amendment or alteration permits the Company to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto). The Company shall (i) purchase directors’ and officers’ liability insurance in an amount determined by the Company Board to be reasonable and customary and (ii) for so long as any director designated pursuant to Section 7.1 serves as a director of the Company Board, maintain such coverage with respect to such director; provided that upon removal or resignation of such director for any reason, the Company shall take all actions reasonably necessary to extend such directors’ and officers’ liability insurance coverage for a period of not less than six (6) years from any such event in respect of any act or omission occurring at or prior to such event.

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8.     MISCELLANEOUS.

8.1     Other Registration Rights and Arrangements. The Company represents and warrants that no person, other than a holder of the Registrable Securities and the investors of the PIPE Financing has any right to require the Company to register any of the Company’s capital stock for sale or to include the Company’s capital stock in any registration filed by the Company for the sale of capital stock for its own account or for the account of any other person. The parties hereby terminate the Prior Agreements, each of which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

8.2     Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any permitted transfer of Registrable Securities by any such holder to a Permitted Transferee. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 8.2. The rights of a holder of Registrable Securities under this Agreement may be transferred by such a holder to a transferee who acquires or holds Registrable Securities; provided, however, that such transferee has executed and delivered to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (an “Addendum Agreement”), and the transferor shall have delivered to the Company no later than thirty (30) days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the transferee, and the number of Registrable Securities so transferred. The execution of an Addendum Agreement shall constitute a permitted amendment of this Agreement.

8.3     Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects an Investor, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from other Investors (in such capacity) shall require the consent of such Investor so affected. No course of dealing between any Investor or the Company and any other party hereto or any failure or delay on the part of an Investor or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

8.4     Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which there shall be no Registrable Securities outstanding; provided further that with respect to any Investor, such Investor will have no rights under this Agreement and all obligations of the Company to such Investor under this Agreement shall terminate upon the earlier of (x) the date at least one year after the date hereof that such Investor ceases to hold at least 1 % of the Registrable Securities outstanding on the date hereof or (y) if such Investor is a director or an executive officer of the Company, the date such Investor no longer serves as a director or an executive officer of the Company; provided, however, that such termination as to an Investors shall not apply to the following provisions until such Investor no longer holds any Registrable Securities: Sections 3.1.4, 3.1.5, 3.1.10, 3.1.12, 3.1.14, 3.2, 3.3, 3.4, 3.5, 7.3, 8.3, 8.5 and Articles IV and V. Notwithstanding the foregoing, the piggy-back registration rights provided for in Section 2.3 of this Agreement shall terminate no later than the fifth anniversary of the date of this Agreement.

Annex A-81

8.5     Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by facsimile or email, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given (i) on the date of service or transmission if personally served or transmitted by email, telegram, telex or facsimile; provided, that if such service or transmission is not on a Business Day or is after normal business hours, then such notice shall be deemed given on the next Business Day or (ii) one Business Day after being deposited with a reputable courier service with an order for next-day delivery, to the parties as follows:

If to the Company:

Humacyte
2525 E NC Highway 54
Durham, NC 27713
Attn: Laura Niklason
Email: [***]

with a copy to:

Covington & Burling LLP
One CityCenter, 850 Tenth Street, NW
Washington, DC 20001-4956
Attn: Kerry Shannon Burke
Email: [***]

If to AHAC:

1177 Avenue of the Americas, 5th Floor
New York, NY 10036
Attn: Rajiv Shukla
Email: [***]

with a copy to:

Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018
Attn: Jocelyn Arel
Thomas Levato
Michael R. Patrone
Laurie A. Burlingame
Facsimile: [***]
Email: [***]

Annex A-82

If to an Investor, to the address set forth under such Investor’s signature to this Agreement or to such Investor’s address as found in the Company’s books and records.

8.6     Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

8.7     Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

8.8     Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, including, without limitation the Prior Agreement.

[Signature Page Follows]

Annex A-83

IN WITNESS WHEREOF, the parties have caused this Investor Rights and Lock-Up Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

HUMACYTE, INC.
By:
Name:
Title:

Signature Page to Investor Rights Agreement

Annex A-84

IN WITNESS WHEREOF, the parties have caused this Investor Rights and Lock Up Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

Signature Page to Investor Rights Agreement

Annex A-85

EXHIBIT A

Addendum Agreement

This Addendum Agreement (“Addendum Agreement”) is executed on __________________, 20___, by the undersigned (the “New Holder”) pursuant to the terms of that certain Investor Rights and Lock-Up Agreement dated as of [•], 2021 (the “Agreement”), by and among the Company and the Investors identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Addendum Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Addendum Agreement, the New Holder agrees as follows:

1.     Acknowledgment. New Holder acknowledges that New Holder is acquiring certain shares of common stock of the Company (the “Class A Common Stock”) as a transferee of such shares of Class A Common Stock from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Investor” and a holder of Registrable Securities for all purposes under the Agreement.

2.     Agreement. New Holder hereby (a) agrees that the shares of Class A Common Stock shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3.     Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:
Print Name:	HUMACYTE, INC.
By:	By:

Annex A-86

EXHIBIT B

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of February 17, 2021, is made by and among AHAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), the other holders of Class B common stock par value $0.0001 per share (the “Class B Common Stock”) of Alpha Healthcare Acquisition Corp., set forth on Schedule I hereto (the “Other Class B Holders”, and together with the Sponsor, collectively, the “Class B Holders,” each of which owns the Subject AHAC Equity Securities (as defined below) indicated opposite such Holder’s name on Schedule I hereto), Alpha Healthcare Acquisition Corp., a Delaware corporation (“AHAC”), and Humacyte, Inc., a Delaware corporation (the “Hunter”). The Sponsor, the Other Class B Holders, AHAC and Hunter shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, AHAC, Hunter and Hunter Merger Sub, Inc., a Delaware corporation, entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”); and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, the Class B Holders will vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger).

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.    Agreement to Vote. For so long as this Agreement is in effect, each Class B Holder hereby agrees to vote at any meeting of the stockholders of AHAC, and in any action by written resolution of the stockholders of AHAC, all of such Class B Holder’s shares of Class B Common Stock (together with any other Equity Securities of AHAC that such Class B Holder holds of record or beneficially, as of the date of this Agreement, or of which such Class B Holder acquires record or beneficial ownership after the date hereof, collectively, the “Subject AHAC Equity Securities”) in favor of the Required Transaction Proposals, and against any proposal that conflicts or materially impedes or interferes with any Required Transaction Proposals, including any AHAC Acquisition Proposal, or that would adversely affect or delay the consummation of the transactions contemplated by the Business Combination Agreement. Each Class B Holder shall validly execute and deliver to AHAC, on (or effective as of) the fifth (5th) Business Day following the date that the Proxy Statement/Prospectus is disseminated by AHAC to AHAC’s stockholders (following the date that the Registration Statement becomes effective), a properly completed voting proxy in the form distributed by or on behalf of AHAC in favor of the Required Transaction Proposals.

2.    Waivers.

a.     Each Class B Holder hereby waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its, successors, heirs and assigns), to the fullest extent permitted by law and the Governing Documents of AHAC, and agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the shares of Class B Common Stock held by him, her or it convert into shares of Class A Common Stock in connection with the transactions contemplated by the Business Combination Agreement.

b.     Each Class B Holder hereby waives any and all Redemption Rights in respect to the Required Transaction Proposals, and shall not elect to cause AHAC to redeem any Subject AHAC Equity Securities beneficially owned or owned of record by such Class B Holder in connection with the Required Transaction Proposals.

c.     Each Class B Holder hereby waives any and all right, title, interest or claim of any kind in or to any distribution of the Trust Account with respect to the Subject AHAC Equity Securities.

Annex A-87

3.    Transfer of Shares.

a.     Each Class B Holder hereby agrees that he, she or it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject AHAC Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of his, her or its Subject AHAC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of his, her or its Subject AHAC Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of any of his, her or its Subject AHAC Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)), result in a sale or disposition of his, her or its Subject AHAC Equity Securities even if such Subject AHAC Equity Securities would be disposed of by a person other than such Class B Holder or (v) take any action that would have the effect of preventing or materially delaying the performance of his, her or its obligations hereunder; provided, however, that the foregoing shall not apply to any Transfer (A) to AHAC’s officers or directors, any affiliates or family member of any of AHAC’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement; and (F) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; provided, that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement in form and substance reasonably satisfactory to Hunter agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

b.     In furtherance of the foregoing, AHAC hereby agrees to (i) place a revocable stop order on all Subject AHAC Equity Securities subject to Section 3(a), including those which may be covered by a registration statement, and (ii) notify AHAC’s transfer agent in writing of such stop order and the restrictions on such Subject AHAC Equity Securities under Section 3(a) and direct AHAC’s transfer agent not to process any attempts by the Class B Holder to Transfer any Subject AHAC Equity Securities except in compliance with Section 3(a); for the avoidance of doubt, the obligations of AHAC under this Section 3(b) shall be deemed to be satisfied by the existence of any similar stop order and restrictions currently existing on the Subject AHAC Equity Securities.

4.    Other Covenants. Each Class B Holder hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality and Access to Information) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Class B Holder is directly a party thereto, and (ii) Section 5.6(c) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to AHAC as if such Class B Holder is directly party thereto.

5.    Termination of AHAC Class B Common Stock Lock-up Period.

a.     Each Class B Holder and AHAC hereby agree that effective as of the consummation of the Closing (and not before), Section 3 of that certain Letter Agreement, dated September 17, 2020, by and among AHAC, the Class B Holders and certain other parties thereto (the “Class B Holder Agreement”), shall be amended and restated in its entirety as follows:

“3.    Reserved.”

b.     Each Class B Holder and AHAC hereby agree that effective as of the consummation of the Closing (and not before), Section 7 of the Class B Holder Agreement shall be amended and restated in its entirety as follows:

“7.    Reserved.”

The amendment and restatement of the Class B Holder Agreement set forth in this Section 5 shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason in accordance with its terms.

Annex A-88

6.    Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 6(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Sections 2, 5 and 10 (solely to the extent related to the foregoing Sections 2 or 5) shall each survive the termination of this Agreement pursuant to Section 6(a), and (iii) Sections 7, 8, 9 and 10 (solely to the extent related to the following Sections 7 or 9) shall survive any termination of this Agreement. For purposes of this Section 6, (x) “Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement and (y) “Fraud” means an act or omission by a Party consisting of a false or incorrect representation or warranty expressly set forth in this Agreement with the intent that another Party rely on such representations and warranties, coupled with such other Party’s detrimental reliance on such representations and warranties under circumstances that constitute common law fraud under the Laws of the State of Delaware. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness.

7.    No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any non-party affiliate of Hunter or AHAC, as applicable (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of Hunter’s non-party affiliates or AHAC’s non-party affiliates (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

8.    Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Class B Holder makes no agreement or understanding herein in any capacity other than in such Class B Holder’s capacity as a record holder and beneficial owner of the Subject AHAC Equity Securities, and not, in the case of each Other Class B Holder in such Other Class B Holder’s capacity as a director, officer or employee of any AHAC Party, and (b) nothing herein will be construed to limit or affect any action or inaction by each Other Class B Holder or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any AHAC Party or as an officer, employee or fiduciary of any AHAC Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such AHAC Party.

9.    No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever in connection with the matters governed by this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

10.    Incorporation by Reference. Sections 8.1 (Non-Survival), 8.2 (Entire Agreement; Assignment), 8.3 (Amendment), 8.4 (Notices; provided that notices to a Class B Holder shall be sent to the address or facsimile number set forth opposite such Class B Holder’s name on Schedule I hereto) 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[signature page follows]

Annex A-89

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ALPHA HEALTHCARE ACQUISITION CORP.
By:
	Name:	Rajiv S. Shukla
	Title:	Chief Executive Officer
HUMACYTE, INC.

By:
	Name:	Laura Niklason
	Title:	Chief Executive Officer
CLASS B HOLDERS:
AHAC SPONSOR LLC
By:
Name: Rajiv S. Shukla
Title: Chief Executive Officer

Terrance L. Carlson

Brian Robertson

Bruce A. Springer

Kevin Xie

[Signature Page to Sponsor Support Agreement]

Annex A-90

EXHIBIT C

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of February ___, 2021, is among Alpha Healthcare Acquisition Corp., a Delaware corporation (“Parent”), and each of the undersigned holders (together with each such holder who executes a signature page to this Agreement after the date hereof, the “Holders”) of capital stock of Humacyte, Inc., a Delaware corporation (the “Company”). Each of Parent and the Holders may hereinafter be referred to as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Parent, Hunter Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company have entered into a Business Combination Agreement (as such agreement may be amended from time to time, the “Business Combination Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as the surviving corporation (the “Merger”), all upon the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, each Holder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and has sole voting power with respect to the number and type of the Company Shares indicated opposite such Holder’s name on Schedule 1 attached hereto (or, in the case of any Holder who executes a signature page to this Agreement after the date hereof, attached to such Holder’s signature page) (as used herein, the term “Shares” means all the Company Shares held by the Holders);

WHEREAS, this Agreement is a material inducement to Parent’s and Merger Sub’s willingness to enter into the Business Combination Agreement and the Ancillary Agreements and consummate the transactions contemplated thereby, including the Merger; and

WHEREAS, all capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to them in the Business Combination Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent and the Holders agree as follows:

Section 1.     Agreement to Vote Shares.

(a)     Each Holder agrees that, unless the Expiration Date has occurred, it shall validly execute and deliver to the Company, on (or effective as of) the second (2nd) Business Day following the date that the Proxy Statement/Prospectus is disseminated by the Company to the Company’s stockholders (following the date that the Registration Statement becomes effective), a written consent approving the Business Combination Agreement, the Merger, and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement in respect of such Holder’s Company Shares. In addition, unless the Expiration Date has occurred, each Holder irrevocably and unconditionally agrees that at any meeting of the holders of Company Shares, or any adjournment or postponement thereof, or in connection with any written consent of the holders of Company Shares, with respect to the Business Combination Agreement or any of the transactions contemplated thereby, including the Merger, such Holder shall:

(i)     appear at any such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii)     vote (or cause to be voted) (i) in favor of adoption and approval of the Business Combination Agreement, the Merger, and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement, and (ii) against any proposal that conflicts or materially impedes or interferes therewith, including any Company Acquisition Proposal, or would adversely affect or delay the consummation of the transactions contemplated by the Business Combination Agreement.

Annex A-91

(b)     Without limiting any other rights or remedies of Parent, each Holder hereby irrevocably appoints Parent or any individual designated by Parent as such Holder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of such Holder, up to the Expiration Date, to attend on behalf of such Holder any meeting of the Company Stockholders with respect to the matters described in Section 1(a)(ii), to include the Company Shares held by such Holder in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders, to vote (or cause to be voted) such Company Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a)(ii) in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders (including the Company Stockholder Written Consent), in each case, only in the event and to the extent that the Holder fails to timely perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to this Section 1(b) on any matter except those provided in Section 1(a), and each Holder may vote its, his or her Company Shares on all other matters, subject to the other applicable covenants, agreements and obligations set forth in this Agreement.

(c)     The proxy granted by each Holder pursuant to Section 1(b) (i) will be automatically revoked upon the Expiration Date, (ii) is coupled with an interest sufficient in law to support, subject to clause (i), an irrevocable proxy and is granted in consideration for Parent entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby, and (iii) is a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Holder and shall revoke any and all prior proxies granted by such Holder with respect to the Company Shares held by such Holder. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters in Section 1(a)(ii) shall control in the event of any conflict between such vote or consent by such proxyholder and a vote or consent by each Holder (or any other Person with the power to vote the Company Shares held by such Holder) with respect to the matters in Section 1(a)(ii).

(d)     Prior to the Expiration Date, except as expressly set forth herein, no Holder shall enter into any agreement, understanding or arrangement (whether written or oral) with any Person to vote or give instructions in any manner inconsistent with this Section 1. Any such vote shall be cast, or consent shall be given, in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

Section 2.     Agreement to Retain Shares. Each Holder agrees that, prior to the Expiration Date, he, she or it shall only sell, assign, transfer or otherwise dispose of any Shares (collectively, a “Transfer”) (a) in compliance with all applicable federal and state securities Laws, (b) in compliance with the Governing Documents of the Company, (c) in compliance with the Business Combination Agreement and (d) if, prior to such Transfer, each transferee signs a counterpart to this Agreement pursuant to which such transferee agrees to be bound by the terms of this Agreement and to be a “Holder” hereunder; provided that, any subsequent transfer of the Shares by any such transferee shall also be made pursuant to, and in accordance with, all of the provisions of this Section 2 to the same extent as if each such transferee were a Holder. Each Holder shall not, directly or indirectly,

(a)     pledge, encumber or create a Lien on any Shares or enter into any contract, option, commitment or other arrangement or understanding with respect to the foregoing;

(b)     grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to any of such Holder’s Shares;

(c)     enter into, or deposit any of such Holder’s Shares into, a voting trust or take any other action which would, or would reasonably be expected to, result in a diminution of the voting power represented by any of such Holder’s Shares; or

(d)     commit or agree to take any of the foregoing actions.

As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the Effective Time, (ii) such date and time as the Business Combination Agreement shall be terminated pursuant to Article 7 thereof and (iii) upon mutual written agreement of the Parties.

Annex A-92

Section 3.     Representations and Warranties of Holders. Each Holder hereby represents and warrants to Parent as follows:

(a)     such Holder has the full power and authority to execute and deliver this Agreement and to perform such Holder’s obligations hereunder;

(b)     this Agreement has been duly executed and delivered by such Holder and, assuming due authorization, execution and delivered by the other Parties, constitutes a valid, legal and binding agreement with respect to such Holder, enforceable against such Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and general principles of equity;

(c)     such Holder beneficially owns the number of Shares indicated opposite such Holder’s name on Schedule 1 hereto, free and clear of any Liens (other than Liens created by this Agreement, applicable securities laws, the Company’s Amended and Restated Certificate of Incorporation, the Company’s existing bylaws, that certain Amended and Restated Investors’ Rights Agreement entered into as of June 25, 2018 by and among the Company and certain of its stockholders, and Permitted Liens), and has sole, and otherwise unrestricted, voting and investment power with respect to such Shares; none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares; and no Person has any right to acquire from such Holder any of the Shares indicated opposite such Holder’s name on Schedule 1 hereto;

(d)     such Holder agrees to promptly notify Parent in writing of any changes or updates to Schedule 1 hereto as it relates to such Holder after the date hereof;

(e)     such Holder understands that, at the Effective Time, each outstanding Share shall be converted into the right to receive the Merger Consideration as set forth in the Business Combination Agreement;

(f)     the execution and delivery of this Agreement by such Holder, the consummation by such Holder of the transactions contemplated hereunder and the performance by such Holder of his, her or its obligations hereunder do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, any Contract or any judgment to which such Holder is a party or by which such Holder is bound, or any Law to which such Holder is subject or, in the event that such Holder is a corporation, company, partnership, limited liability company, joint venture, association, trust, business trust or other entity, any Governing Document of such Holder;

(g)     the execution and delivery of this Agreement by such Holder, the consummation by such Holder of the transactions contemplated hereunder and the performance by such Holder of his, her or its obligations hereunder do not and will not require any consent, approval, qualification, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity by such Holder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, qualifications, orders or authorizations or registrations, declarations or filings, would not prevent or impair in any material respect the performance by such Holder of his, her or its obligations under this Agreement; and

(h)     no investment banker, broker, finder, consultant or intermediary or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission based upon arrangements made by or on behalf of such Holder in connection with its entering into this Agreement.

Section 4.     Remedies. Notwithstanding anything to the contrary set forth in the Business Combination Agreement, the Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Annex A-93

Section 5.     No Waivers. No waiver of any breach of this Agreement extended by Parent to a Holder shall be construed as a waiver of any rights or remedies of Parent with respect to any other Holder or with respect to any subsequent breach of such Holder or any other such Holder. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by any such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

Section 6.     Appraisal Rights; Liquidation. Each Holder hereby (a) agrees not to exercise any appraisal rights or any dissenters’ rights that such Holder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, including the Merger and (b) irrevocably waives, on behalf of itself, himself or herself, any applicability of Article V, Section 3 of the Company Certificate of Incorporation in connection with the transactions contemplated by the Business Combination Agreement.

Section 7.     Fees and Expenses. Except as otherwise provided herein or in the Business Combination Agreement, all fees and expenses incurred in connection with or related to this Agreement and the Business Combination Agreement and the transactions contemplated hereby and thereby will be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

Section 8.     Trust Account Waiver. Reference is made to the final prospectus of Parent, filed with the Securities Exchange Commission (the “SEC”) (File No. 333-240374) on September 18, 2020 (the “Prospectus”). The Holder acknowledges and agrees and understands that Parent has established a Trust Account containing the proceeds of IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Parent’s Public Stockholders, and Parent may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. The Holder hereby agrees that, notwithstanding anything to the contrary in this Agreement, it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability.

Section 9.     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)     if to Parent:

Alpha Healthcare Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Attention: Rajiv Shukla

                  Patrick Sturgeon

Telephone: [***]

E-mail: [***]

with copies (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Jocelyn M. Arel

                  Michael R. Patrone

                  Laurie A. Burlingame

Facsimile: [***]

E-mail: [***]

Annex A-94

(b)     if to a Holder, to the address or facsimile number set forth under such Holder’s signature on the signature page hereto.

Section 10.     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and assigns.

Section 11.     Amendment. Except as otherwise specifically set forth in this Agreement, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Except as otherwise specifically set forth in this Agreement, any amendment, supplement or modification of or to any provision of this Agreement and any waiver of any provision of this Agreement shall be effective (a) only if it is made or given in writing and signed by Parent and all of the Holders or, in the case of a waiver, by Parent and (b) only in the specific instance and for the specific purpose for which made or given. Notwithstanding anything to the contrary contained herein, any holder of Shares may become party to this Agreement by executing and delivering a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as a Holder hereunder. In such event, each such person shall thereafter shall be deemed a Holder for all purposes under this Agreement.

Section 12.     Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the Expiration Date. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement; provided, however, that the provisions of Section 4 (Remedies), Section 6 (Appraisal Rights; Liquidation), Section 7 (Fees and Expenses), Section 8 (Trust Account Waiver), Section 10 (Assignment), Section 11 (Amendment), this Section 12 (Termination), Section 13 (Entire Agreement), Section 16 (Further Assurances), Section 19 (Miscellaneous) and Section 20 (Parties Advised by Counsel) of this Agreement shall remain in full force and effect and survive any termination of this Agreement

Section 13.     Entire Agreement. This Agreement, Schedule 1 hereto and the Business Combination Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof and supersede all prior discussions, negotiations, commitments, agreements and understandings, both written and oral, relating to such subject matter.

Section 14.     No Third-Party Beneficiaries. Except as otherwise provided in this Agreement, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder.

Section 15.     Capacity as a Holder. Notwithstanding anything herein to the contrary, the Holder signs this Agreement solely in the Holder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee, or designee of the Holder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

Section 16.     Further Assurances. From time to time and without additional consideration, each Holder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement. In addition, each Holder that is a Company IRA Stockholder agrees to execute and deliver a counterpart of the Investor Rights Agreement, to become effective as of, and contingent upon consummation of, the Closing.

Section 17.     Disclosure. The Holder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC the Holder’s identity and ownership of the Shares and the nature of the Holder’s obligations under this Agreement.

Section 18.     Certain Events. Each Holder agrees (severally with respect to itself and not jointly) that this Agreement and the obligations hereunder will attach to such Holder’s Shares and will be binding upon any Person to which legal or beneficial ownership of such Holder’s Shares passes, whether by operation of law or otherwise, including such Holder’s heirs, guardians, administrators or successors.

Annex A-95

Section 19.     Miscellaneous. The provisions of Section 8.5 (Governing Law), Section 8.7 (Construction; Interpretation), Section 8.10 (Severability), Section 8.11 (Counterparts; Electronic Signatures), Section 8.15 (Waiver of Jury Trial) and Section 8.16 (Submission to Jurisdiction) of the Business Combination Agreement shall apply to this Agreement mutatis mutandis as if set forth herein.

Section 20.     Parties Advised by Counsel. This Agreement has been negotiated between unrelated parties who are sophisticated and knowledgeable in the matters contained in this Agreement and who have acted in their own self interest. In addition, each Party has had the opportunity to seek advice of legal counsel. This Agreement will not be interpreted or construed against any Party because that Party or any attorney or representative for that Party drafted or participated in the drafting of this Agreement.

[Signature pages follow]

Annex A-96

In Witness Whereof, the Parties have executed this Agreement as of the date first set forth above.

ALPHA HEALTHCARE ACQUISITION CORP.
By:
Name:
Title:

[Signature Page to Support Agreement]

Annex A-97

[[HOLDER]

[Type in name of individual Holder]]
[for an entity, use the following signature block instead]
[[HOLDER]
[Type in name of Holder entity]
By:
Name:
Title:]
Address for Notice:

Email for Notice:

Facsimile for Notice:

[Signature Page to Support Agreement]

Annex A-98

SCHEDULE 1

Holder	Number of Shares Held	Type	Address
Common
Preferred

Annex A-99

EXHIBIT D

HUMACYTE, INC.
[EIN]
2525 NC-54
Durham, NC 27713

______ ___, 20[•]

VIA CERTIFIED MAIL NO. ____________________________
RETURN RECEIPT REQUESTED

Internal Revenue Service
Ogden Service Center
P.O. Box 409101
Ogden, UT 84409

Re: Notice Pursuant to Treasury Regulations Section 1.897-2(h)(2)

To whom it may concern:

1.     This notice is being provided to the Internal Revenue Service pursuant to the requirements of Treasury Regulations Section 1.897-2(h)(2) by Humacyte, Inc., a Delaware corporation (the “Company”).

2.     The following information concerns the Company:

Name:	Humacyte, Inc.
Address:	2525 NC-54
Durham, NC 27713
Taxpayer I.D.:	[XX-XXXXXXX]

3.     The attached “Statement Pursuant to Treasury Regulations Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i)” was not requested by a foreign interest holder. It was voluntarily provided by the Company to Alpha Healthcare Acquisition Corp., a Delaware corporation (the “Acquirer”), in response to a request from the Acquirer pursuant to Treasury Regulations Section 1.1445-2(c)(3)(i). The following information concerns the Acquirer:

Name:	Alpha Healthcare Acquisition Corp.
Address:	1177 Avenue of the Americas, 5th Floor
New York, NY 10036

Taxpayer I.D.:	[EIN/SSN/ITIN]

4.     The Company has determined that no interest in the Company constitutes a “United States real property interest” (as that term is defined in Section 897(c)(1) of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Treasury Regulations promulgated in connection therewith) because the Company is not and has not been a “United States real property holding corporation” (as that term is defined in Section 897(c)(2) of the Code and the Treasury Regulations promulgated in connection therewith) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and Treasury Regulations Section 1.1445-2(c)(3)(i).

Under penalties of perjury, the undersigned, a responsible corporate officer of the Company, authorized to execute and deliver this Notice on behalf of the Company, certifies that this Notice and the attached statement is correct to his knowledge and belief.

Annex A-100

Humacyte, Inc.
By:
Name:
Title:

Enclosure:     Statement Pursuant to Treasury Regulations Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i)

Annex A-101

STATEMENT Pursuant to

TreasurY Regulation SectionS 1.897-2(h)(1)(i) AND 1.1445-2(c)(3)(i)

Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”), provides that a transferee, upon any disposition of a “United States real property interest” (as defined in Section 897(c) of the Code), generally must withhold tax in certain specified circumstances. To inform Alpha Healthcare Acquisition Corp., a Delaware corporation (the “Acquirer”), that withholding of tax under Section 1445 of the Code is not required by the Acquirer in connection with the acquisition by the Acquirer of the capital stock of Humacyte, Inc., a Delaware corporation (the “Company”), the undersigned hereby states the following on behalf of the Company:

1.     The Company is not, and has not been, a “United States real property holding corporation” (as that term is defined in Section 897(c)(2) of the Code and the Treasury Regulations promulgated in connection therewith) at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and Treasury Regulation Section 1.1445-2(c)(3)(i); and

2.     As a result, the interests in the Company that are to be acquired by the Acquirer pursuant to the terms of the Business Combination Agreement dated as of February [17], 2021, among the Acquirer, Hunter Merger Sub, Inc., a Delaware corporation, and the Company do not constitute, and have not constituted, a “United States real property interest” (as that term is defined in Section 897(c) of the Code and the Treasury Regulations promulgated in connection therewith) at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Under penalties of perjury, I declare that I have examined this statement and, to the best of my knowledge and belief, it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Company.

Annex A-102

IN WITNESS WHEREOF, the undersigned has signed this statement as of this ___ day of ________, 20[•].

Humacyte, Inc.
By:
Name:
Title:

Annex A-103

ANNEX B

February 16, 2021

Board of Directors of
Alpha Healthcare Acquisition Corp.
1177 Avenue of the Americas, 5th Floor
New York, NY 10105

Dear Members of the Board of Directors:

We understand that Alpha Healthcare Acquisition Corp., a Delaware corporation (“Parent”), proposes to enter into a Business Combination Agreement, dated as of February 17, 2021 (the “Business Combination Agreement”), by and among Humacyte, Inc., a Delaware corporation (the “Company”), Parent, and Hunter Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), under which Parent will cause Merger Sub to merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation following the Merger, and each Company Share will be converted into the right to receive the Merger Consideration. We have been advised that the Merger Consideration will consist of the number of shares of Parent’s Class A Common Stock equal to the quotient (a) $800,000,000, divided by $10.00. We have been advised that the Company has approximately $28,100,000 of indebtedness and $39,900,000 of cash and cash equivalents. Parent will pay additional merger consideration (the “Contingency Consideration”) comprising (i) 7,500,000 shares of Class A Common Stock, in the aggregate, if the volume weighted average price of shares of Class A Common Stock on Nasdaq, or any other national securities exchange on which the shares of Class A Common Stock are then traded (“VWAP”) is greater than or equal to $15.00 over 20 trading days within any 30 trading day period after Closing and (ii) 7,500,000 shares of Class A Common Stock, in the aggregate, if the VWAP is greater than or equal to $20.00 over any 20 trading days within any 30 trading day period after Closing. The terms of the Merger are more fully set forth in the Business Combination Agreement and capitalized terms used but not defined herein have the meanings ascribed to such terms in the Business Combination Agreement.

You have requested our opinion as to (i) the fairness, from a financial point of view, to the Parent of the Merger Consideration to be paid and Contingency Consideration that may be payable by Parent to the holders of Company Shares under the Business Combination Agreement and (ii) whether the Company has a fair market value equal to at least 80 percent of the balance of funds in Parent’s trust account (excluding deferred underwriting commissions and taxes payable).

We, as a customary part of our investment banking business, are continually engaged in performing financial analyses regarding businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions and for estate, corporate and other purposes. We have been engaged by Parent to render the opinions set forth below (the “Opinions”) to its Board of Directors and we will receive a fee from Parent for providing the Opinions, which is not contingent upon closing of the Merger. In addition, Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement relating to providing the Opinions. We have not been requested to, and did not, (i) participate in negotiations regarding the Agreement, (ii) solicit any expressions of interest from any other parties regarding any business combination with the Company or any other alternative transaction or (iii) advise the Board of Directors of Parent or any other party regarding alternatives to the Merger. In addition, we were not requested to and did not provide advice regarding the structure or any other aspect of the Merger, or to provide services other than the delivery of the Opinions. We have not otherwise acted as financial advisor to any party to the Merger. In the ordinary course of our business, we and our affiliates may actively trade securities of Parent and the Company for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities. We may seek to be engaged for compensation in the future to perform investment banking services for Parent or the Company.

Annex B-1

In connection with our review of the Merger and in arriving at our Opinions, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i)     reviewed and analyzed the financial terms of the draft of the Business Combination Agreement dated February 10, 2021;

(ii)    reviewed certain business and financial information relating to the Company we deemed relevant, and certain business, financial, and other information and data regarding the Company provided to us from books and records of the Company;

(iii)   reviewed projected financials for the Company for the fiscal years ended December 31, 2020 through 2034 on a stand-alone basis prepared and furnished to us by Company management; financials included adjustments for probability of regulatory/technical success;

(iv)   reviewed the Confidential Information Presentation dated January 2021 prepared by the Company’s management and its financial advisor for the PIPE equity financing that will close concurrently with the closing of the Transaction;

(v)    attended financial diligence calls with Parent’s management and the Company’s management to discuss the financial projections and performance outlook for the Company, including total addressable markets, and the Company’s commercialization strategy;

(vi)   reviewed Parent’s Form 10-Q for the quarterly period ended September 30, 2020;

(vii)  performed a discounted cash flow analysis based on financial projections for the Company prepared by the Company’s management and its financial advisor and furnished to us by the Company’s management; and

(viii) analyzed public information regarding certain other companies in lines of business we believe to be comparable to the Company’s line of business, in whole or in part, including an analysis of public market prices and resulting valuation statistics.

In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our Opinions.

In conducting our review of the Merger, financial analyses, and in rendering our Opinions, we have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and assume no responsibility regarding such data, material and other information. In addition, management of the Company has advised us, and we have assumed with your permission, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best available estimates and judgments of the management of the Company as to the future financial results and condition of the Company, the best available estimates and judgments of the management of the Company to the future financial results and condition of the Company, and we express no opinion regarding such projections or the assumptions on which they are based. We have relied upon Parent to advise us promptly if any information provided became inaccurate or had to be updated during the period of our review. If the foregoing assumptions are inaccurate, our Opinions could be materially affected. Neither the Company nor Parent publicly disclose internal financial information of the type provided to us in connection with our review of the Merger. As a result, such information was prepared for financial planning purposes and was not prepared with the expectation of public disclosure.

As you are aware, the credit, financial, and stock markets have from time to time experienced unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Merger and the Opinions do not address potential developments in any such markets. In addition, we express no opinion or view as to any potential effects of the COVID-19 pandemic on the Merger, Parent, or the Company.

We have relied upon and assumed, without independent verification, there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Parent or the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or our Opinions, and there is no information or any facts that would make the information reviewed by us incomplete or misleading.

Annex B-2

We have assumed that the final form of the Business Combination Agreement will be substantially similar to the draft we reviewed, dated February 10, 2021, without modification of material terms or conditions. We have assumed that the Merger will be consummated under the terms of the Business Combination Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at our Opinions, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect Parent or the Company or alter the terms of the Merger. Without limiting the generality of the foregoing, we have, for purposes of our analyses of the Merger Consideration and Contingency Consideration, assumed the financial projections furnished to us by the Company are accurate and have further assumed there will be no adjustment to the consideration for balance sheet or other items.

In arriving at our Opinions, we have performed no appraisals or valuations of any specific assets or liabilities (fixed, contingent, or other) of Parent or the Company, including any intellectual property for which Parent or the Company may or may not currently receive royalty or licensing fees, and we have not been furnished with any such appraisals or valuations, and have made no physical inspection of the property or assets of Parent or the Company. We express no opinion regarding the liquidation value of any entity. In arriving at the Opinions set forth below, we have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which any of Parent or the Company or their respective affiliates is a party or may be subject and at Parent’s direction and with its consent, in arriving at our Opinions, we have made no assumption about and therefore have not considered, the possible assertion of claims, outcomes, damages, or recoveries arising out of any such matters.

None of the companies or transaction we may have used in any analysis for purposes of comparison is identical to Parent, the Company, or the Merger. Accordingly, our analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which Parent, the Company and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies or transactions, as applicable. We also have considered no potential judicial, legislative, or regulatory changes pending or being considered or that may be adopted by any judicial, governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

The Opinions are based upon the financial, market, economic, and other conditions that exist on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the Opinion and that we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to our attention after the date of the Opinions. We have not undertaken to reaffirm or revise the Opinions or otherwise comment upon any events after the date hereof and have no obligation to update, revise or reaffirm the Opinions.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. Our research analysts may hold opinions, make statements or recommendations, and/or publish research reports regarding Parent, the Company, the Merger and other participants in the Merger that differ from the views of our investment banking personnel.

The Opinions are furnished under our engagement letter dated February 11, 2021 (the “Engagement Letter”). The Opinions are directed to the Board of Directors of Parent in connection with its consideration of the Merger. The Opinions are furnished solely to be used by the Board of Directors of Parent as only one input to consider in its process of analyzing the Merger and is not intended to be and does not constitute a recommendation to any member of the Board of Directors or any stockholder of Parent or the Company as to how such director or stockholder should act or vote regarding the Merger or any other matter. Notwithstanding the foregoing, the Board of Directors of Parent may rely upon the Opinions. The Opinions are delivered to the Board of directors is subject to the conditions, scope of engagement, limitations, and understandings in this opinion and in the Engagement Letter.

The Opinions addresses solely the fairness, from a financial point of view, to Parent of the Merger Consideration and Contingency Consideration to be paid to the holders of Company Shares under the Business Combination Agreement by Parent and the fair market value of the Company and addresses no other terms or agreement relating to the Merger. We were not requested to opine as to, and the Opinions do not address, the basic business decision to proceed with or effect the Merger, or any solvency or fraudulent conveyance consideration relating to the Merger. We express no opinion as to the relative merits of the Merger as compared to any alternative business strategies or transactions that might exist for Parent, the Company, or any other party or the effect of any other transaction in which

Annex B-3

Parent, the Company or any other party might engage. We express no opinion as to the amount, nature or fairness of the consideration or compensation to be received in or because of the Merger by securityholders, officers, directors, or employees of the Company, or any other class of such persons, or relative to or in comparison with the Merger Consideration and Contingency Consideration. We have not been asked to consider, and the Opinions do not address, the solvency or viability of Parent to pay its obligations when they come due. We are not rendering any financial, legal, accounting, or other advice and understand that Parent is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the Merger.

Preparing a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and applying those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at the Opinions, we attributed no particular weight to any particular analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by us in our analyses, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses and of the factors considered by us, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying the Opinions. The conclusion reached by us, therefore, is based on applying our own experience and judgment to all analyses and factors considered by us. The Opinions were reviewed and approved by the Lake Street Capital Markets Fairness Opinion Committee.

The Opinions shall not be published, disclosed or otherwise used, nor shall any public references to us be made, without our prior written approval. This letter and a summary thereof may be filed with or included in or with any proxy or information statement required to be filed by Parent with the Securities and Exchange Commission and delivered to the holders of the Parent’s securities in connection with the Merger. However, no reference to this letter or the Opinions in the proxy or information statement may be made without our written consent and subject to our approval of the language that references this letter or the Opinions, which consent we will not be unreasonably withhold, condition, or delay.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, (i) the Merger Consideration and Contingency Consideration to be paid by Parent to the holders of Company Shares in the Merger under the Business Combination Agreement is fair, from a financial point of view, to Parent and (ii) the Company has a fair market value equal to at least 80 percent of the balance of funds in Parent’s trust account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80 percent test).

Sincerely,

Lake Street Capital Markets, LLC

/s/ Lake Street Capital Markets, LLC

Annex B-4

ANNEX C

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ALPHA HEALTHCARE ACQUISITION CORP.

        , 2021

Alpha Healthcare Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Alpha Healthcare Acquisition Corp.”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 1, 2020 (the “Original Certificate”). The Corporation filed an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on September 17, 2020 (the “Existing Certificate”).

2. This Second Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Existing Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3. This Amended and Restated Certificate shall become effective on the date of filing with Secretary of State of Delaware.

4. The text of the Existing Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I
NAME

The name of the corporation is Humacyte, Inc. (the “Corporation”).

ARTICLE II
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III
REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE IV
CAPITALIZATION

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 270,000,000 shares, consisting of (a) 250,000,000 shares of common stock (the “Common Stock”) and (b) 20,000,000 shares of preferred stock (the “Preferred Stock”).

Section 4.2 Preferred Stock. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions

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adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3 Common Stock.

(a) Voting.

(i) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the Common Stock are entitled to vote.

(iii) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(b) Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares held by them.

Section 4.4 Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

ARTICLE V
BOARD OF DIRECTORS

Section 5.1 Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the Bylaws of the Corporation (“Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate, and any Bylaws adopted by the stockholders of the Corporation; provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

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Section 5.2 Number, Election and Term.

(a) The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

(b) Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors that constitute the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL.

(c) Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d) Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights with regard to election of directors.

Section 5.3 Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4 Removal. Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5 Preferred Stock - Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

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ARTICLE VI
BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII
SPECIAL MEETINGS OF STOCKHOLDERS; ADVANCE NOTICE; NO ACTION BY WRITTEN CONSENT

Section 7.1 Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3 No Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION

Section 8.1 Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the

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fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX
AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI. Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of applicable law which might otherwise permit a lesser vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of (i) two-thirds (2/3) of the directors then in office and (ii) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal Article V and Article IX.

ARTICLE X
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS; CONSENT TO JURISDICTION

Section 10.1 Forum. Subject to the last sentence in this Section 10.1, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by
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the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Section 10.1 will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Section 10.2 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 12.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 10.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 10.3 Severability. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X.

Section 10.4 Deemed Notice. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X.

IN WITNESS WHEREOF, Alpha Healthcare Acquisition Corp. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

ALPHA HEALTHCARE ACQUISITION CORP.
By:
Name:
Title:

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ANNEX D

HUMACYTE, INC.
2021 LONG-TERM INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are to attract, retain, incentivize and reward top talent through stock ownership, to improve operating and financial performance and strengthen the mutuality of interest between eligible service providers and stockholders of Humacyte, Inc. (the “Company”). This Plan will replace the Humacyte, Inc. 2015 Omnibus Incentive Plan (the “Prior Plan”) on the Effective Date (as defined below), except that any awards granted under the Prior Plan shall remain in effect pursuant to their terms (other than with respect to the adjustment required under the Business Combination Agreement to reflect the Transaction).

2. Definitions. The following definitions shall apply as used herein and, except as defined otherwise in an Award Agreement, in the Award Agreements.

“Administrator” shall have the meaning set forth in Section 4(d).

“Award” means an award described in Section 6.

“Award Agreement” means the written agreement evidencing the grant of an Award, including any amendments thereto.

“Board” means the Board of Directors of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means any committee that is composed of at least two members of the Board.

“Common Stock” means the Class A Common Stock of the Company.

“Company” means Humacyte, Inc., a Delaware corporation, or any successor entity.

“Consultant” means any person other than an Employee or a Director (solely with respect to rendering services in such person’s capacity as a Director) who is engaged by the Company or any Subsidiary to render consulting or advisory services; provided, however, that a person shall be treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

“Corporate Transaction” means the occurrence, in a single transaction or in a series of related transaction of any of the following events:

(i) any “person” or related “group of persons” (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), other than any person who currently owns more than a majority of the Company’s Common Stock, acquiring beneficial ownership (within the meaning of Rule 13d-3 and 13d-5 promulgated under the Exchange Act) of more than 50% of the combined voting power of the then outstanding voting securities of the Company;

(ii) a consolidation, merger or similar transaction involving the Company, unless the stockholders of the Company immediately before such consolidation, merger or other transaction own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such consolidation or merger;

 (iii) individuals who are members of the Board on the date the Plan is adopted by the Board (the “Incumbent Board”) ceasing for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of the Plan, be considered as a member of the Incumbent Board;

(iv) the sale, lease, exclusive license or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company, other than to an entity of which the stockholders of the Company immediately before such sale, lease, exclusive license or other disposition own, directly or indirectly, a

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majority of the combined voting power of the outstanding voting securities in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v) the liquidation, dissolution or winding up of the Company.

For the avoidance of doubt, a transaction will not constitute a Corporate Transaction if: (i) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

“Director” means a member of the Board or the board of directors of any Subsidiary.

“Effective Date” means the date of the closing of the Transaction.

“Effective Time” shall have the meaning set forth in Section 12.

“Employee” means an employee of the Company or any Subsidiary (including a Director who is also an employee).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i) if the Common Stock is listed on one or more established stock exchanges or national market systems, including without limitation The Nasdaq Global Select Market, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market LLC, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Stock is listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) if the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such stock as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) if neither (i) nor (ii) above applies, the fair market value determined by the Board using any measure of value that the Board determines to be appropriate (including, as it considers appropriate, relying on appraisals) in a manner consistent with the valuation principles under Sections 409A and 422 of the Code, except as the Board may expressly determine otherwise.

“Grantee” means an individual who receives an Award.

“Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

“Non-Qualified Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

“Non-Employee Director” means a member of the Board who is not also an Employee.

“Option” means an option to purchase Shares.

“Parent” means a “parent corporation,” of the Company whether now or hereafter existing, as defined in Section 424(e) of the Code.

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“Performance Award” means an Award that may vest or be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals, as determined by the Administrator and set forth in the applicable Award Agreement. An Award may be both a Performance Award and an Award of Options, SARs, Restricted Stock, or Restricted Units or any other form of Award permitted by the Plan.

“Performance Goals” means, for a Performance Period, the one or more goals established by the Administrator for the Performance Period. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Subsidiaries, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices, and may be based on financial performance, achievement of strategic objectives, or any other organizational goals, all as determined by the Administrator. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expense under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the performance criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Award.

“Performance Period” means the period of time selected by the Administrator over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Administrator.

“Plan” means this Humacyte, Inc. 2021 Long-Term Incentive Plan, as such may be amended or restated from time to time.

“Restricted Stock” means Shares issued under the Plan subject to restrictions determined by the Administrator and set forth in the applicable Award Agreement.

“Restricted Stock Units” means an Award based on the value of Common Stock that is an unfunded and unsecured promise that may be settled in any form specified by the Administrator in the applicable Award Agreement, including but not limited to delivery of Shares, cash, or combination of cash and Shares as deemed appropriate by the Administrator upon the attainment of specified vesting conditions, as determined by the Administrator and set forth in the applicable Award Agreement.

“SAR” means a stock appreciation right entitling the Grantee to Shares or cash compensation, as determined by the Administrator and set forth in the applicable Award Agreement, measured by appreciation in the value of Common Stock.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means an Employee, Director, or Consultant.

“Share” means a share of Common Stock.

“Subsidiary” means a “subsidiary corporation,” of the Company whether now or hereafter existing, as defined in Section 424(f) of the Code.

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“Transaction” means the transaction contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated as of February 17, 2021, by and among Alpha Healthcare Acquisition Corp., a Delaware corporation (“AHAC”), Hunter Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AHAC, and Humacyte, Inc., a Delaware corporation.

“Unrestricted Stock” means Shares issued under the Plan that are not subject to vesting, forfeiture or similar restrictions pursuant to the applicable Award Agreement. For the sake of clarity, Shares that are only subject to restrictions on transfer, right of first refusal, market stand-off and other similar restrictions shall not, by virtue of such restrictions, be deemed to be “Restricted Stock.”

3. Stock Subject to the Plan.

(a) Reserved Shares. Subject to the provisions of Sections 11 and 12, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (the “Share Reserve”) is 7.5% of the aggregate number of Shares issued and outstanding immediately after the closing of the Transaction. In addition, subject to the provisions of Sections 11 and 12 below, such Share Reserve will automatically increase on January 1 of each year commencing on January 1, 2022, in an amount equal to 5% of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock. Subject to the Share Reserve and the provisions of Sections 11 and 12, below, the maximum aggregate number of Shares which may be issued pursuant to the exercise of Incentive Stock Options is 700,000,000 Shares (the “ISO Limit”). The purpose of the ISO Limit is to comply with section 422 of the Code so that the Plan does not reach the ISO Limit before the Share Reserve by reason of Shares becoming available for issuance pursuant to Section 3(b), but not being available for issuance pursuant to the exercise of Incentive Stock Options. The Shares may be authorized, but unissued, or reacquired Common Stock.

(b) Shares Returned to Plan. Any Shares covered by an Award (or portion of an Award) which (i) are forfeited, cancelled, or reacquired by the Company prior to vesting, (ii) expire (whether voluntarily or involuntarily), (iii) are settled other than by the delivery of Shares (including cash settlement), (iv) are tendered or withheld in payment of the Award exercise or purchase price, (v) are tendered or withheld in satisfaction of tax withholding obligations with respect to an Award or (vi) are subject to a stock-settled SAR that are not issued upon the net settlement of such SAR, shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan and shall again become available for issuance under the Plan; provided, however, that in no event shall such Shares be added to the then-current number of Shares that may be issued pursuant to Incentive Stock Options. Shares underlying any award granted under the Prior Plan that remains outstanding after the Effective Date that (i) are forfeited, cancelled, or reacquired by the Company prior to vesting, (ii) expire (whether voluntarily or involuntarily), or (iii) are settled other than by the delivery of Shares (including cash settlement) may be returned to this Plan and shall become available for grant and issuance under this Plan.

(c) Share Counting. For the purpose of calculating the maximum aggregate number of Shares which may be issued under the Plan (including determining the number of Shares that are added back to the Plan pursuant to Section 3(b)) every one Share underlying an Award shall count as one Share.

(d) Substitute Awards. The Administrator may grant Awards under the Plan in substitution for stock and stock-based awards held by employees, directors, consultants or advisors of a business or entity that is acquired by, or whose assets are acquired by, the Company. The Administrator may direct that such substitute award be granted on such terms and conditions as the Administrator considers appropriate in the circumstances, including provisions that preserve the aggregate option spread as of the closing date of any such transaction in a manner that complies with Section 409A of the Code. Delivery of Shares subject to such substitute awards shall not count against the maximum aggregate number of Shares which may be issued under the Plan set forth in Section 3(a).

(e) Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year for service as a Non-Employee Director shall not exceed $750,000, provided, however that such amount shall be $1,000,000 for the calendar year in which the applicable Non-Employee Director is initially elected or appointed to the Board. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with FASB ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

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4. Administration of the Plan.

(a) Administration by the Board. Subject to Sections 4(d) and 4(e), the Plan will be administered by the Board.

(b) Powers. Subject to the terms of the Plan, the Board shall have authority to take any and all actions that it determines to be necessary or advisable in connection with the administration of the Plan, including, without limitation, to:

(i) select the eligible recipients to whom Awards may be granted from time to time, the type and number of Awards to be granted to such individual, and the number of Shares or dollar amount to which an Award will relate;

(ii) determine the terms and conditions of any Award, including but not limited to, the exercise price or purchase price, any restrictions or limitations on the Award, and the vesting or Performance Goals applicable to the Award;

(iii) modify, amend, or adjust the terms and conditions of any Award, at any time or from time to time, based in each case on such considerations as the Board in its sole discretion determines;

(iv) accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest;

(v) determine whether, to what extent, and under what circumstances (A) an Award may be settled in, or the exercise price or purchase price of an Award may be paid in, cash, Stock, other Awards, or other property, or (B) an Award may be canceled, forfeited, or surrendered;

(vi) determine whether conditions and events, including any Performance Goals, described in the Plan or in Award Agreements are satisfied;

(vii) determine the Fair Market Value;

(viii) determine the extent to which adjustments are required pursuant to Section 11;

(ix) prescribe and amend the terms of or form of any document or notice required to be delivered to the Company by Grantees under the Plan;

(x) adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as the Board shall deem advisable;

(xi) construe and interpret the terms of the Plan and any Award Agreements entered into under the Plan and define terms not otherwise defined in the Plan or an Award Agreement;

(xii) make and approve corrections in the documentation or administration of any Award;

(xiii) adopt such modifications, procedures, and sub-plans as may be necessary or desirable to comply with provisions of the laws of jurisdictions outside of the United States in which the Company or any Subsidiary may operate; and

(xiv) determine all facts necessary to administer the Plan and any Award Agreements.

(c) Action by the Board. All decisions by the Board shall be made in the Board’s sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award. The Board shall consider such factors as it deems relevant, in its sole and absolute discretion, to making decisions, determinations and interpretations with respect to the Plan and any Award granted thereunder, including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as the Board may select. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under the Plan that is made in good faith.

(d) Appointment of Committees. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more Committees. All references in the Plan to the “Administrator” shall mean the Board or a Committee of the Board or the officers referred to in subsection (e) to the extent that the Board’s powers

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or authority under the Plan have been delegated to such Committee or officers. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(e) Delegation to Officers. To the extent permitted by applicable law, the Board may delegate to one or more officers of the Company the power to grant Awards, subject to any limitations under the Plan, to employees or officers of the Company or any of its present or future subsidiary corporations, and to exercise such other powers under the Plan as the Board may determine, provided, that the Board may fix the terms of the Awards to be granted by such officers and shall fix the maximum number of Shares (as defined below) subject to Awards that the officers may grant; provided further, however, that no officer shall be authorized to grant Awards to himself or herself.

(f) Section 16 of the Exchange Act. Notwithstanding Section 4(d) and 4(e), no delegation may be made by the Board that would cause Awards or other transactions under the Plan to cease to be exempt from Section 16(b) of the Exchange Act.

(g) Indemnification. In addition to such other rights of indemnification as they may have, members of the Board and any Committee (and any individuals to whom authority to act for the Board is delegated) shall be defended and indemnified by the Company to the extent permitted by law against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct. Upon the institution of any such action, suit, or proceeding, any such indemnified person against whom a claim is made shall notify the Company in writing and give the Company the opportunity, within thirty (30) days after such notice and at its own expense, to handle and defend the same before such indemnified person undertakes to handle it on his or her own behalf.

5. Eligibility for Awards. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees.

6. Types and Terms of Awards.

(a) General. Awards may be made under the Plan in the form of (i) Options, (ii) SARs, (iii) Restricted Stock, (iv) Restricted Stock Units, (v) Unrestricted Stock; (vi) Performance Awards; and (vii) other Awards.

(b) Conditions of Awards. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the vesting schedule, restrictions and restriction periods, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any Performance Goals. The Administrator may determine the effect on an Award of the disability, death, termination or other cessation of employment or service, authorized leave of absence or other change in the employment or service relationship of the Grantee. All of the terms and conditions of an Award shall be set forth in the applicable Award Agreement.

(c) Discretion of Administrator. Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Administrator need not treat Grantees uniformly.

(d) Rights of a Stockholder. A Grantee shall have no rights as a shareholder with respect to the Shares covered by an Award until the date the Grantee becomes the holder of record of such Shares. No adjustment shall be made for dividends or other rights for which the record date is prior to such date, except as provided by the Administrator.

7. Options and SARs.

(a) General. The Administrator may grant Options and SARs under the Plan and determine the number of Shares to be covered by each Option and/or SAR, the exercise price and such other terms, conditions and limitations applicable to the exercise of each Option and/or SAR, as it deems necessary or advisable. Subject to Section 7(g), Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

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(b) Exercise Price. The exercise price per Share subject to an Option or SAR shall be determined by the Administrator at the time of grant but shall not be less than 100% of the Fair Market Value on the date of grant. If an Employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Subsidiary or Parent of the Company, and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option shall not be less than 110% of the Fair Market Value on the grant date. Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above as a substitution for a stock option or stock appreciation right in accordance with and pursuant to Section 424 of the Code, in the case of an Incentive Stock Option, and pursuant to Section 409A of the Code, in the case of a Non-Qualified Stock Option.

(c) Term of Options and SARs. The term of each Option and SAR shall be fixed by the Administrator and set forth in the Award Agreement; provided, however, that no Option or SAR shall be exercisable more than ten (10) years after the date of grant. If an Employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Subsidiary or Parent of the Company, and an Incentive Stock Option is granted to such Employee, the term of such Incentive Stock Option shall be no more than five (5) years from the date of grant.

(d) Exercisability. Options and SARs shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator and set forth in the Award Agreement; provided, however, that the Administrator may at any time accelerate the exercisability of all or any portion of any Option or SAR.

(e) Exercise of Options and SARs. Options and SARs may be exercised by delivery to the Company of a written notice of exercise in such form of notice (including electronic notice) and manner of delivery as is specified by the Administrator, together with payment in full as specified in subsection (f) for the number of Shares for which the Option or SAR is exercised. Shares subject to the Option or SAR will be delivered by the Company as soon as practicable following exercise. Neither an Option nor SAR may be exercised for a fraction of a Share.

(f) Payment Upon Exercise. No Shares shall be delivered pursuant to any exercise of an Option or SAR until payment in full of all required tax withholding, and in the case of an Option, the aggregate exercise price. Payment may be made either by certified or bank check, or such other means as the Administrator may accept. As determined by the Administrator, in its sole discretion, at or after grant, payment in full or in part may be made in the form of previously acquired Shares based on the Fair Market Value on the date of exercise. Subject to the approval of the Administrator, Options may be exercised pursuant to such cashless exercise procedures as may be approved and implemented by the Administrator from time to time, including without limitation pursuant to broker-assisted exercise transactions and/or net exercise procedures.

(g) Annual Limit on Incentive Stock Options. Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Grantee during any calendar year (under all plans of the Company and any Subsidiary or Parent) exceeds $100,000, the portion of the Incentive Stock Options in excess of such threshold shall be treated as Non-Qualified Stock Options. For purposes of this Section 7(g), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(h) Early Exercise. The Award Agreement for an Option or SAR may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Option prior to full vesting. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or any Subsidiary or Parent or to any other restriction the Administrator determines to be appropriate.

(i) No Repricing; No Reload Grants. Except for adjustments pursuant to Section 11, at any time when the exercise price of an Option or SAR exceeds the Fair Market Value of a Share, the Company shall not, without shareholder approval, reduce the exercise price of such Option or SAR or exchange such Option or SAR for a new Award with a lower (or no) exercise price or for cash. Options shall not be granted under the Plan in consideration for and shall not be conditioned upon the delivery of Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

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(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a nonexempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any Shares until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Grantee’s death or disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, or (iii) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 7(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate or pay.

8. Restricted Stock, Restricted Stock Units, Unrestricted Stock, Performance Awards and Other Awards.

(a) General. The Administrator shall determine the terms and conditions of each Award Agreement for Restricted Stock, Restricted Stock Units and Unrestricted Stock. Subject to the terms of the Plan, Award Agreements for Restricted Stock and Restricted Stock Units shall include such restrictions as the Administrator may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Administrator may deem appropriate.

(b) Stock Certificates. The Company may require that any stock certificates issued in respect of Shares of Restricted Stock shall be deposited in escrow by the Grantee, together with a stock power endorsed in blank, with the Company (or its designee). Following the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Grantee or if the Grantee has died, to the beneficiary designated by such Grantee in a manner determined by the Administrator. In the absence of an effective designation by a Grantee, the designated beneficiary shall be the Grantee’s estate.

(c) Forfeiture and the Option to Purchase. Except as otherwise determined by the Administrator, upon a Grantee’s termination of employment or service (as determined under criteria established by the Administrator) for any reason during the applicable restriction period, the Company (or its designee) shall have the right, but shall not be obligated, to repurchase all or part of Shares of Restricted Stock still subject to restriction at their issue price or other stated or formula price (or to require forfeiture of such Shares if issued at no cost) from the Grantee.

(d) Dividends; Dividend Equivalents. Grantees who hold Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to those shares of Restricted Stock, unless determined otherwise by the Administrator. The Administrator will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and/or subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. The Administrator may, but need not, provide in the Award Agreement for Restricted Stock Units that the Company will pay or accrue dividend equivalents with respect to such Restricted Stock Units on each date dividends on Common Stock are paid prior to the settlement of the Restricted Stock Units, subject to such conditions as the Administrator may deem appropriate. The time and form of any such payment of dividend equivalents shall be specified in the Award Agreement.

(e) Settlement of Restricted Stock Units. Restricted Stock Units may be settled in any form specified by the Administrator in the Award Agreement, including but not limited to the delivery of Shares, cash, or a combination of cash and Shares as deemed appropriate by the Administrator. At the time of grant, the Administrator may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the Restricted Stock Units.

(f) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(g) Other Awards. The Board may grant other forms of Awards, which may, but are not required to be, valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) either alone or in addition to Awards provided for under Section 7 and the preceding provisions of this Section 8.

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Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such other Awards will be granted, the number of Shares (or the cash equivalent thereof) to be granted pursuant to such other Awards and all other terms and conditions of such other Awards.

9. General Provisions Applicable to Awards.

(a) Transferability of Awards. Except as the Administrator may otherwise determine or provide in an Award Agreement, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or to the extent required by law. References to a Grantee, to the extent relevant in the context, shall include references to authorized transferees.

(b) Withholding. The Grantee must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates (or such other consideration payable pursuant to the Award) or otherwise recognize ownership of Shares under an Award. The Company may decide to satisfy the withholding obligations through additional withholding on salary, wages or other compensation, subject to applicable law. If the Company elects not to or cannot withhold from other compensation, the Grantee must pay the Company the full amount, if any, required for withholding or, if permitted by the Administrator in its discretion, have a broker tender to the Company cash equal to the withholding obligations. If provided for in an Award or approved by the Administrator in its sole discretion, a Grantee may satisfy such tax obligations in whole or in part by delivery of Shares, including Shares retained from the Award creating the tax obligation, valued at their Fair Market Value. Shares surrendered to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(c) Amendment of Awards. The Administrator may amend, modify or terminate any outstanding Award or Award Agreement at any time and for any reason. The Grantee’s consent to such action shall be required unless (A) the Administrator determines that the action, taking into account any related action, would not materially adversely affect the Grantee’s rights under the Plan, (B) the action is permitted under Section 11 or 12 hereof or (C) the Administrator determines that the action is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard.

10. Conditions Upon Issuance of Shares.

(a) Compliance with Laws. The Plan, the Awards thereunder, and the obligation of the Company to deliver Shares (or other consideration) under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Grantee’s name or deliver Shares prior to the completion of any registration or qualification of such Shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Administrator shall determine to be necessary or advisable. To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. No Option or SAR shall be exercisable and no Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Stock underlying such Award is effective and current or the Company has determined that such registration is unnecessary. The Company shall have no obligation to effect any registration or qualification of the Shares under foreign, federal, state or local laws, rules or regulations.

(b) Non-U.S. Grantees. In the event an Award is granted to or held by a Grantee who is employed or providing services outside the United States, the Administrator may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Administrator may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company’s obligations with respect to tax equalization for Grantees employed outside their home country.

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11. Adjustments. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Shares other than an ordinary cash dividend, (i) the number and class of securities available under this Plan, (ii) the number and class of securities and exercise price per Share of each outstanding Option and SAR, (iii) the number of Shares subject to and the repurchase price per Share subject to each outstanding Restricted Stock Award and Restricted Stock Unit Award, and (iv) the terms of each other outstanding Award shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Administrator; provided, however, that each adjustment to Non-Qualified Stock Options shall satisfy the requirements of Treas. Reg. § 1.409A-1(b)(5)(v)(D) (or any successor regulation) and each adjustment to Incentive Stock Options shall satisfy the requirements of Treas. Reg. § 1.424-1 (or any successor regulation).

12. Corporate Transactions.

(a) The Administrator may provide, in its discretion, with respect to the treatment of each outstanding Award (either separately for each Award or uniformly for all Awards), upon the consummation of a Corporate Transaction (such time to be referred to as the “Effective Time”), for any of the following:

(i) any or all outstanding Options and SARs shall become vested and immediately exercisable, in whole or in part;

(ii) any or all outstanding Restricted Stock or Restricted Stock Units shall become non-forfeitable, in whole or in part;

(iii) any or all outstanding Options and SARs shall be cancelled in exchange for substitute stock options in a manner consistent with the requirements of Treas. Reg. § 1.409A-1(b)(5)(v)(D) (or any successor regulation), in the case of a Non-Qualified Stock Option, and Treas. Reg. §1.424-1(a) (or any successor regulations), in the case of an Incentive Stock Option;

(iv) any Option or SAR shall be cancelled in exchange for cash and/or other substitute consideration with a value equal to (A) the number of Shares subject to that Option or SAR, multiplied by (B) the difference, if any, between the Fair Market Value per Share on the date of the Corporate Transaction and the exercise price of that Option or SAR; provided, that if the Fair Market Value per Share on the date of the Corporate Transaction does not exceed the exercise price of any such Option or SAR, the Administrator may cancel that Option or SAR without any payment of consideration therefor;

(v) any Restricted Stock or Restricted Stock Units shall be cancelled in exchange for restricted stock of or restricted stock units in respect of the capital stock of any successor corporation;

(vi) any Restricted Stock shall be redeemed for cash and/or other substitute consideration with a value equal to the Fair Market Value per Share on the date of the Corporate Transaction; or

(vii) any Restricted Stock Unit shall, subject to Section 16, be cancelled in exchange for cash and/or other substitute consideration with a value equal to the Fair Market Value per Share on the date of the Corporate Transaction.

Subject to Section 409A of the Code, in the event that an Award is treated as provided for in clause (iv), (vi) or (vii), such payment may be made in installments and may be deferred until the date or dates the Award would have become exercisable or vested. Such payment may be subject to vesting based on the Grantee’s continued service, provided that the vesting schedule shall not be less favorable to the Grantee than the schedule under which the Award would have become vested or exercisable. For this purpose, the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

In the event a successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, then notwithstanding any other provision in this Plan to the contrary, such Awards shall have their vesting accelerate as to all shares subject to such Awards (and any applicable right of repurchase fully lapse) immediately prior to the Corporate Transaction. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant

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to a Corporate Transaction, the Administrator will notify the Grantee in writing or electronically that such Award will be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period.

(b) As a condition to the receipt of an Award under this Plan, a Grantee will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Grantee’s behalf with respect to any escrow, indemnities and any contingent consideration.

(c) Notwithstanding anything to the contrary herein, no action taken by the Administrator pursuant to this Section 12 shall cause an Award that is subject to Section 409A of the Code to violate the requirements of Section 409A of the Code.

13. Effective Date and Term of Plan; Stockholder Approval.

(a) Effective Date and Term of Plan. The Plan shall become effective as of, and contingent upon, the occurrence of the Effective Date and shall continue in effect until the tenth (10th) anniversary of the earlier of (i) the date the Board adopts the Plan and (ii) the date the Company’s stockholders approve the Plan unless sooner terminated.

(b) Stockholder Approval. No Option or SAR granted under the Plan may be exercised, no Shares (or other consideration) shall be issued under the Plan, and no Restricted Stock Unit shall be settled, until the Plan is approved by the Company’s stockholders. If such stockholder approval is not obtained within twelve (12) months after the date of the Board’s adoption of the Plan, then all Awards previously granted under the Plan shall automatically terminate and cease to be outstanding, and no further Awards shall be granted under the Plan.

14. Amendment, Suspension or Termination of the Plan.

(a) General. Subject to the terms of the Plan, the Board may at any time and from time to time, alter, amend, suspend or terminate the Plan, in whole or in part; provided that the Board shall obtain stockholder approval of any Plan amendment to the extent necessary to comply with applicable law, rule or regulation. In addition, in no event shall an amendment increase the maximum number of shares of Common Stock with respect to which Awards may be granted under the Plan without stockholder approval.

(b) Limitation on Grants of Awards. No Award may be granted during any suspension of the Plan or after termination or expiration of the Plan, but Awards previously granted may extend beyond that date.

(c) No Effect on Outstanding Awards. Except as set forth in Section 13(b), no suspension or termination of the Plan shall materially adversely affect any rights under Awards outstanding at the time of such suspension or termination.

15. No Employment or Services Rights. The Plan shall not confer upon any Grantee any right to employment or service with the Company or any Subsidiary or Parent, nor shall it interfere in any way with the right of the Company or any Subsidiary or Parent to terminate the Grantee’s employment or service at any time.

16. Compliance with Code Section 409A. It is intended that the provisions of the Plan and any Award granted thereunder comply with or be exempt from Section 409A of the Code and the Treasury regulations thereunder (together, “Section 409A”), and all provisions of the Plan and any Award shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. If an Award that is subject to Section 409A is payable upon a Corporate Transaction which is not a permissible payment event or time (as described in Treas. Reg. § 1.409A-3) then, for purposes of payment of such Award, no Corporate Transaction shall be deemed to have occurred with respect to that Award unless and until there occurs a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company (within the meaning in accordance with Treas. Reg. § 1.409A-3(i)(5)). To the extent required or advisable to avoid a violation of Section 409A, no discretion to require payment of an Award that is subject to Section 409A upon a Corporate Transaction shall be exercised if not set forth in writing by the time required under Section 409A. If an Award is subject to Section 409A and payment is due upon a termination of employment or service, payment shall only be made if such termination constitutes a “separation from service” within the meaning of Section 409A. If an Award is subject to Section 409A and payment is due upon a Grantee’s disability, payment shall be made upon a determination by the Administrator that the Grantee is disabled within the meaning of Treas. Reg. § 1.409A-3(i)(4). If an Award is subject

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to Section 409A, any payment made to a Grantee who is a “specified employee” (within the meaning of Section 409A) of the Company or any Subsidiary shall not be made before the date that is six months after the Grantee’s “separation from service” (within the meaning of Section 409A) to the extent required to avoid the adverse consequences of Section 409A. Nothing in this Plan or in an Award Agreement shall be interpreted or construed to transfer any liability for any tax (including a tax or penalty due as a result of a failure to comply with Section 409A) to the Company or to any other individual or entity, and the Company shall have no liability to a Grantee, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A is not so exempt or compliant.

17. Effect on Other Employee Benefit Plans. Nothing contained in the Plan shall prevent the Company or any Subsidiary or Parent from adopting other or additional compensation arrangements for its employees or other service providers. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Subsidiary, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Subsidiary’s employee benefit plans.

18. Unfunded Status of Plan. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments as to which a Grantee has a fixed and vested interest but which are not yet made to a Grantee by the Company, nothing contained herein shall give any such Grantee any rights that are greater than those of a general unsecured creditor of the Company.

19. Electronic Signatures. For purposes of the Plan, a document shall be considered to be executed if signed electronically pursuant to procedures approved by the Company.

20. Recoupment; Clawback. Subject to the terms and conditions of the Plan, the Administrator may provide that any Grantee and/or any Award, including any Shares subject to an Award, is subject to any recovery, recoupment, clawback and/or other forfeiture policy maintained by the Company from time to time.

21. Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

22. Severability. If any provision of the Plan or any Award is, becomes, or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Grantee, such provision shall be construed or deemed amended to conform with applicable laws, or if the provision cannot be so construed or deemed amended without, in the sole discretion of the Administrator, materially altering the intent of the Plan or the Award, such provision shall be severed as to the jurisdiction or Grantee and the remainder of the Plan and any such Award shall remain in full force and effect.

23. Governing Law. The validity and construction of the Plan and any Award Agreements thereunder shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rules or principles that might otherwise refer construction or interpretation of any provision of the Plan or an Award Agreement to the substantive law of another jurisdiction.

Annex D-12

ANNEX E

HUMACYTE, INC.
2021 EMPLOYEE STOCK PURCHASE PLAN

The purpose of the Plan is to provide eligible employees of the Company and each Designated Company with opportunities to purchase shares of the Company’s Common Stock. A number of shares of Common Stock equal to 1% of the aggregate number of shares of the Company’s Common Stock issued and outstanding immediately after the Closing, have been approved and reserved for this purpose. Commencing on January 1, 2022 and on each subsequent anniversary thereof (but not following the ten year anniversary of the Effective Date), the number of shares of Common Stock reserved and available for issuance under the Plan will automatically increase in an amount equal to 1% of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock. Notwithstanding the foregoing, in no event shall the maximum aggregate number of shares available for issuance under the Plan exceed 13 million shares. The number of shares reserved for issuance under this Plan and the maximum number of shares that may be issued under this Plan shall be subject to adjustments effected in accordance with Section 16 of this Plan.

The Company intends this Plan to qualify as an “employee stock purchase plan” under Code Section 423 (including any amendments to or replacements of such Section), and this Plan shall be so construed. Any term not expressly defined in this Plan but defined for purposes of Code Section 423 shall have the same definition herein. However, with regard to offers of options for purchase of the Common Stock under the Plan to employees outside the United States working for a Subsidiary or an Affiliate of the Company, the Board may offer a sub-plan or an option that is not intended to meet the Code Section 423 requirements, provided, if necessary under Code Section 423, that the other terms and conditions of the Plan are met. For the avoidance of doubt, the adoption of a sub-plan shall not be the adoption of a new plan for purposes of Treas. Reg. § 1.423-2(c).

Unless otherwise defined herein, capitalized terms in this Plan shall have the meaning ascribed to them in Section 31.

Administration. The Plan shall be administered by the Administrator. The Administrator has full authority at any time to: (i) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it shall deem advisable and appoint such agents as it deems appropriate for the proper administration of the Plan; (ii) interpret and construe, reconcile any inconsistency in, correct any default in and supply any omission in, and apply the terms of the Plan and any Enrollment Form or other instrument or agreement relating to the Plan; (iii) determine the terms and conditions of any right to purchase shares of Common Stock under the Plan; (iv) make all determinations and take all actions it deems advisable for the administration of the Plan, including to accommodate the specific requirements of local laws, regulations and procedures for jurisdictions outside the United States, such as adopting rules and procedures regarding payment of interest (if any), conversion of local currency, payroll tax, withholding procedures and handling of stock certificates that vary with local requirements outside of the United States, and adopting sub-plans applicable to particular Designated Companies or locations, which sub-plans may be necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the United States, as further set forth in Section 12 below; (v) determine eligibility and decide all disputes arising in connection with the Plan, including which Subsidiaries and Affiliates will be Designated Companies; (vi) amend an outstanding right to purchase shares of Common Stock, including any amendments to a right that may be necessary for purposes of effecting a transaction contemplated under Section 16 or Section 17 (including, but not limited to, an amendment to the class or type of stock that may be issued pursuant to the exercise of a right or the Option Price applicable to a right), provided that the amended right otherwise conforms to the terms of the Plan; and (vii) otherwise supervise and take any other actions necessary or desirable for the administration of the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants. Subject to applicable laws and regulations, the Board or the Committee may delegate administrative authority hereunder to an officer of the Company or to such other individual or group as the Board or Committee may determine in its discretion. No member of the Board or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted hereunder.

Annex E-1

Offerings.    The Company will make one or more Offerings to Eligible Employees to purchase Common Stock under the Plan. The Administrator shall, in its discretion, designate the period of any Offering, provided that no Offering shall exceed 27 months in duration. Unless the Administrator otherwise determines, each Offering shall be for a Purchase Period of six months, beginning on the Offering Date and ending on the Exercise Date.

Subject to applicable law, the Administrator, or its delegate, retains the discretion to impose trading restrictions or holding requirements on Common Stock purchased with respect to a particular Offering. If the Administrator elects to impose such restrictions or requirements, the restrictions or requirements will be described in the enrollment materials for the applicable Offering.

Eligibility.    All individuals classified as employees on the payroll records of the Company and each Designated Company are eligible to participate in any one or more of the Offerings under the Plan, except for any employees who do not meet any other eligibility requirements that the Administrator may choose to impose (within the limits permitted by the Code) (such eligible individuals, “Eligible Employees”). Notwithstanding any other provision herein, individuals who are not classified as employees of the Company or a Designated Company for purposes of the Company’s or applicable Designated Company’s payroll system on the Offering Date are not considered to be “Eligible Employees” of the Company or any Designated Company and shall not be eligible to participate in the Plan with respect to such Offering. In the event any such individuals are reclassified as employees of the Company or a Designated Company for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation. Notwithstanding the foregoing, the exclusive means for individuals who are not classified as of an Offering Date as employees of the Company or a Designated Company on the Company’s or Designated Company’s payroll system to become eligible to participate in an Offering under this Plan is through an amendment to this Plan, duly executed by the Company, which specifically renders such individuals eligible to participate herein.

For purposes of the Plan, in accordance with Treas. Reg. § 1.421-1(h)(2), the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or a Designated Company that does not exceed three months and during any period longer than three months if the individual’s right to reemployment is guaranteed by statute or contract.

The Company retains the discretion to determine which Eligible Employees may participate pursuant to and consistent with Treasury Regulation §§ 1.423-2(e) and (f).

An Eligible Employee who works for a Designated Company and is a citizen or resident of a jurisdiction other than the United States (without regard to whether such individual also is a citizen or resident of the United States or is a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employee is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause an offering under the Section 423 portion of the Plan to violate Section 423 of the Code.

Participation.

Participants on Effective Date.    An Eligible Employee may elect to participate in the Plan by properly completing and submitting an Enrollment Form (in the manner described in Section 4(b)) at least 15 business days before the Offering Date (or by such other deadline as shall be established by the Administrator for the Offering) and in accordance with enrollment procedures established by the Administrator. Participation in the Plan is entirely voluntary.

Enrollment.    The Enrollment Form shall (i) state the deduction to be made from from an Eligible Employee’s Compensation during an Offering pursuant to Section 5, (ii) authorize the purchase of Common Stock in each Offering in accordance with the terms of the Plan and (iii) specify the exact name or names in which shares of Common Stock purchased for such individual are to be issued pursuant to Section 10. An employee who does not enroll in an Offering in accordance with these procedures shall be deemed to have waived participation in such Offering.

Automatic Re-enrollment.    The deduction rate selected in the Enrollment Form shall remain in effect for subsequent Offerings unless the Participant (i) submits a new Enrollment Form authorizing a new level of payroll deductions in accordance with Section 6, (ii) withdraws from the Plan in accordance with Section 7, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.

Annex E-2

Electronic Submission of Enrollment Form.    The Administrator may specify that Enrollment Forms to be submitted to the Company pursuant to this Section 4 or Section 7 below are to be submitted electronically via the Company’s intranet or the Internet site of a third party or via email or any other means of electronic delivery specified by the Administrator.

Notwithstanding the foregoing, participation in the Plan shall neither be permitted nor denied contrary to the requirements of the Code.

Employee Contributions.    Each Eligible Employee may, by submitting an Enrollment Form as described in Section 4(b), authorize payroll deductions, in whole percentages, at a minimum of 1% up to a maximum of 15% of such employee’s Compensation, to be deducted on a pro rata basis for each pay period during an Offering, provided that, to the extent permitted by Administrator for an Offering, an Eligible Employee may authorize a payroll deduction expressed as a flat dollar amount, subject to such terms, conditions and limits as may be established by the Administrator for such Offering. Payroll deductions shall commence on the first payroll date following the Offering Date and end on the last payroll date on or before the last day of the Offering. Payroll deductions shall be made in accordance with the Eligible Employee’s election; however, due to rounding or other administrative reasons, the actual percentage contributed may be less than the elected percentage. The Company shall maintain notional book accounts showing the amount of payroll deductions made by each Participant for each Purchase Period, but the Company will not hold payroll deductions in a trust or in any segregated account, unless otherwise determined by the Administrator or required by applicable law. No interest shall accrue or be paid on payroll deductions, except as may be required by applicable law. If payroll deductions for purposes of the Plan are prohibited or otherwise problematic under applicable law (as determined by the Administrator in its discretion), the Administrator may require Participants to contribute to the Plan by such other means as determined by the Administrator. Any reference to “payroll deductions” in this Section 5 (or in any other section of the Plan) shall similarly cover contributions by other means made pursuant to this Section 5.

Deduction Changes.    Except as may be determined by the Administrator in advance of an Offering, a Participant may not increase or decrease his or her payroll deduction during any Offering, but may increase or decrease his or her payroll deduction with respect to the next Offering (subject to the limitations of Section 5) by filing a new Enrollment Form at least 15 business days before the next Offering Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction during an Offering.

Withdrawal.    A Participant may withdraw from participation in the Plan by submitting to the Company a revised Enrollment Form indicating his or her election to withdraw (in accordance with such procedures as may be established by the Administrator). The Participant’s withdrawal shall be effective as of the next business day. Following a Participant’s withdrawal, the Company shall promptly refund such individual’s entire account balance under the Plan to him or her (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 4.

Grant of Options.    On each Offering Date, the Company shall grant to each Participant in the Plan an option (“Option”) to purchase, on the Exercise Date and at the Option Price hereinafter provided for, the lowest of (a) a number of shares of Common Stock determined by dividing such Participant’s accumulated payroll deductions on such Exercise Date by the Option Price (as defined herein); (b) 5,000 shares of Common Stock; or (c) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the Offering (in each case subject to adjustment pursuant to Section 16 or Section 17); provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions on the Exercise Date. The purchase price for each share purchased under each Option (the “Option Price”) shall be 85% of the Fair Market Value of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Participant may be granted an Option hereunder if such Participant, immediately after the Option was granted, would be treated as owning stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant, and all stock which the Participant has a contractual right to purchase shall be treated as stock owned by the Participant. In addition, no Participant may be granted an Option which permits the Participant’s rights to purchase stock under the Plan, and any other employee stock purchase plan (described in Section 423 of the Code) of

Annex E-3

the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

Exercise of Option and Purchase of Shares.    Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as the Participant’s accumulated payroll deductions on such date shall purchase at the Option Price, subject to any other limitations contained in the Plan. Unless otherwise determined by the Administrator in advance of an Offering, any amount remaining in a Participant’s account after the purchase of shares on an Exercise Date of an Offering solely by reason of the inability to purchase a fractional share shall be carried forward to the next Offering; any other balance remaining in a Participant’s account at the end of an Offering shall be refunded to the Participant promptly.

Issuance of Certificates.    Certificates representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the employee to be his, her or their, nominee for such purpose. Participants will not have any voting, dividend, or other rights of a shareholder with respect to the shares of Common Stock until such shares have been delivered pursuant to this Section 10.

All transactions under this Plan are subject to the Company’s insider trading policy as may be in effect from time to time. This includes any blackout period prohibition or requirement to obtain mandatory pre-clearance of transactions such as enrollment, withdrawal, or trading. If the standard enrollment period is scheduled to occur during a blackout period, arrangements will be made to allow for restricted insiders to update their elections during the preceding open trading window.

Rights on Termination or Transfer of Employment.    If a Participant’s employment terminates for any reason, or if the Participant’s employment status changes such that the Participant is no longer an Eligible Employee, before the Exercise Date for any Purchase Period, no payroll deduction shall be taken from any pay due and owing to the Participant and the balance in the Participant’s notional account shall be paid, as if such Participant had withdrawn from the Plan under Section 7, to such Participant or, in the case of such Participant’s death, to (i) the legal representative of the Participant’s estate; or (ii) if no such legal representative has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. An employee shall be deemed to have terminated employment, for this purpose, if the corporation that employs him or her, having been a Designated Company, ceases to be a Subsidiary or Affiliate, or if the employee is transferred to any corporation other than the Company or a Designated Company. Unless otherwise determined by the Administrator, a Participant whose employment transfers between, or whose employment terminates with an immediate rehire (with no break in service) by, Designated Companies or a Designated Company and the Company shall not be treated as having terminated employment for purposes of participating in the Plan or an Offering.

Special Rules and Sub-Plans.    Notwithstanding anything herein to the contrary, the Administrator may adopt special rules or sub-plans applicable to the employees of a particular Designated Company, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Company has employees, regarding, without limitation, eligibility to participate in the Plan, handling and making of payroll deductions or contribution by other means, establishment of bank or trust accounts to hold payroll deductions, payment of interest, conversion of local currency, obligations to pay payroll tax, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements. Unless otherwise specifically provided, to the extent there is a conflict between the provisions of a sub-plan and the terms of the main portion of the Plan, the terms of the sub-plan shall govern with respect to the individuals who participate in such sub-plan.

Optionees Not Shareholders.    Neither the granting of an Option to a Participant nor the deductions from a Participant’s pay shall result in such Participant becoming a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued to such Participant.

Rights Not Transferable.    Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

Annex E-4

Application of Funds.    All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose, unless otherwise required under applicable law.

Adjustment in Case of Changes Affecting Common Stock.    In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off, or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, or any other change affecting the Common Stock, (i) the number and class of shares approved for the Plan, (ii) the Option Price, and (iii) the share limitation set forth in Section 8 shall be equitably or proportionately adjusted to the extent determined by the Administrator to give proper effect to such event, in accordance with applicable law.

Reorganization Events.    In connection with a Reorganization Event, the Administrator shall take any one or more of the following actions as to outstanding Options on such terms as the Administrator determines:

provide that Options shall be assumed, or substantially equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

upon written notice to Participants, provide that all outstanding Options will be terminated as of the effective date of the Reorganization Event and that all such outstanding Options will become exercisable to the extent of accumulated payroll deductions as of a date specified by the Administrator in such notice, which date shall not be less than ten (10) days preceding the effective date of the Reorganization Event;

upon written notice to Participants, provide that all outstanding Options will be cancelled as of a date prior to the effective date of the Reorganization Event and that all accumulated payroll deductions will be returned to the Participant on such date;

in the event of a Reorganization Event under the terms of which holders of common stock will receive, upon consummation thereof, a cash payment for each share surrendered in the Reorganization Event, make or provide for a cash payment to a Participant equal to (1) the Acquisition Price times the number of shares of Common Stock subject to the Participant’s Option (to the extent the Option Price does not exceed the Acquisition Price) minus (2) the aggregate Option Price of such Option, in exchange for the termination of such Option;

provide that, in connection with a liquidation or dissolution of the Company, Options shall convert into the right to receive liquidation proceeds (net of the Option Price thereof); or

any combination of the foregoing.

For purposes of clause (a) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each share of Common Stock subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities, or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in value (as determined by the Administrator) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

In addition, any action taken under this Section 17 shall be consistent with the intent that Options comply with Section 423 of the Code, unless otherwise expressly determined by the Administrator. The Plan shall in no event be construed to restrict in any way the Company’s right to undertake a dissolution, liquidation, merger, consolidation or other Reorganization Event.

Amendment of the Plan.    The Administrator may at any time and from time to time amend the Plan in any respect, except that, without the approval within 12 months of such Administrator action by the shareholders of the Company, no amendment shall be made increasing the number of shares approved for the Plan or making any other change that would require shareholder approval under the requirements of any stock exchange upon which the shares

Annex E-5

may then be listed or in order for the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code. In no event may any amendment be made which would cause the Plan to fail to comply with Section 423 of the Code.

Suspension of the Plan.    The Administrator may, at any time, suspend the Plan; provided that the Company shall provide notice to the Participants prior to the effectiveness of such suspension. The Administrator may resume the operation of the Plan following any such suspension; provided that the Company shall provide notice to the Participants prior to the date of termination of the suspension period. A Participant shall remain a Participant in the Plan during any suspension period (unless the Participant withdraws pursuant to Section 7). However, no Options shall be granted or exercised, and no payroll deductions shall be made in respect of any Participant, during the suspension period.

Insufficient Shares.    If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned in a manner consistent with the requirements of Section 423(b)(4) and (5) of the Code and the regulations thereunder among Participants in proportion to the amount of payroll deductions accumulated on behalf of each Participant that would otherwise be used to purchase Common Stock on such Exercise Date.

Effective Date and Shareholder Approval.    The Plan shall become effective on and contingent upon the Closing (the “Effective Date”). For purposes of Treas. Reg. § 1.423-2(c)(2), the Plan shall be considered “adopted” at Closing. In accordance with Treas. Reg. § 1.423-2(a)(2)(ii), the Company shall seek shareholder approval of the Plan within 12 months before or after the date the Plan is adopted. If shareholder approval is not received within 12 months before or after the Plan is adopted, the Plan shall be terminated and any amounts contributed by employees to the Plan shall be returned to the employees without interest (unless otherwise required pursuant to applicable law).

Termination of the Plan.    Except as otherwise provided in Section 21, the Plan may be terminated at any time by the Administrator. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded. The Plan shall automatically terminate on the ten-year anniversary of the date the Plan is approved by the Company’s shareholders.

Governmental Regulations.    The Company’s obligation to sell and deliver Common Stock under the Plan is subject to the completion of any registration or qualification of the Common Stock under any U.S. or non-U.S. local, state or federal securities or exchange control law, or under rulings or regulations of the SEC or of any other governmental regulatory body, and to obtaining any approval or other clearance from any U.S. and non-U.S. local, state or federal governmental agency, which registration, qualification or approval the Company may, in its absolute discretion, deem necessary or advisable. The Company is under no obligation to register or qualify the Common Stock with the SEC or any other U.S. or non-U.S. securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of such stock. If, pursuant to this Section 23, the Administrator determines that the shares of Common Stock will not be issued to any Participant, all accumulated payroll deductions will be promptly refunded, without interest (unless otherwise required pursuant to applicable law), to the Participant, without any liability to the Company or any of its Affiliates.

Governing Law.    This Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware, applied without regard to conflict of law principles.

Issuance of Shares.    Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

Tax Withholding.    Participation in the Plan is subject to any applicable U.S. and non-U.S. federal, state or local tax withholding requirements on income the Participant realizes in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company or any Subsidiary or Affiliate may, but shall not be obligated to, withhold from a Participant’s wages, salary or other compensation at any time the amount necessary for the Company or any Subsidiary or Affiliate to meet applicable withholding obligations, including any withholding required to make available to the Company or any Subsidiary or Affiliate any tax deductions or benefits attributable to the sale or disposition of Common Stock by such Participant. In addition, the Company or any Subsidiary or Affiliate may, but shall not be obligated to, withhold from the proceeds of the sale of Common Stock or any other method of withholding that the Company or any Subsidiary or Affiliate deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f). The Company shall not be required to issue any Common Stock under the Plan until such obligations are satisfied.

Annex E-6

Code Section 409A.    The Plan is exempt from the application of Section 409A of the Code and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. Notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an Option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an Option under the Plan to be subject to Section 409A of the Code, the Administrator may amend the terms of the Plan and/or of an outstanding Option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding Option or future Option that may be granted under the Plan from or to allow any such Options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Administrator would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the Option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the Option to purchase Common Stock under the Plan is compliant with Section 409A of the Code.

Notification Upon Sale of Shares.    Each Participant agrees, by entering the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

Equal Rights and Privileges.    Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all Eligible Employees participating in the Plan shall have the same rights and privileges.

General.

No Right to Options; No Shareholder Rights; No Right to Employment.    No person shall have any right to be granted any Option under the Plan. No person shall have any rights as a shareholder with respect to any Common Stock to be issued under the Plan prior to the issuance thereof. The grant of an Option shall not be construed as giving any person the right to be retained in the employ of the Company or any Subsidiary or Affiliate. Further, the Company and each Subsidiary and Affiliate expressly reserves the right at any time to dismiss an employee free from any liability or any claim under the Plan, except as expressly provided herein.

Successors and Assigns.    The Plan shall be binding on the Company and its successors and assigns.

Entire Plan.    This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

Compliance with Applicable Law.    The obligations of the Company with respect to payments under the Plan are subject to compliance with all applicable laws and regulations. Common Stock shall not be issued with respect to a right to purchase unless the issuance and delivery of the shares of Common Stock pursuant thereto shall comply with all applicable provisions of law, including, without limitation, the Securities Act of 1933 and the Securities Exchange Act of 1934 (each as amended) and the requirements of any stock exchange upon which the shares may then be listed.

Severability of Provisions.    If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed and enforced as if such provision had not been included.

Incapacity.    Any benefit payable to or for the benefit of a minor, an incompetent person, or other person incapable of accepting receipt shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge any liability or obligation of the Board, the Administrator, the Company and any Designated Company, and all other parties with respect thereto.

Headings and Captions; Rules of Construction.    The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan. Whenever used in the Plan, words in the masculine gender shall be deemed to refer to females as well as to males; words in the singular shall be deemed to refer also to the plural; and references to a statute or statutory provision shall be construed as if they referred also to that provision (or to a successor provision of similar import) as currently in effect, as amended, or as reenacted, and to any regulations and other formal guidance of general applicability issued thereunder. Except where otherwise indicated, references to Sections are references to sections of this Plan.

Annex E-7

Unfunded Status of Plan.    The Plan is unfunded and shall not create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any Participant (or beneficiary thereof), on the one hand, and the Company, any Designated Company, the Board, the Administrator, or any other person, on the other hand.

Definitions.

“Acquisition Price” means the cash payment for each share surrendered in a Reorganization Event.

“Administrator” means the Board or the Committee (or a delegate appointed in accordance with Section 1).

“Affiliate” means any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under the common control with, the Company.

“Board” means the Board of Directors of the Company.

“Closing” means the closing of the Transaction.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

“Committee” means the Compensation Committee of the Board (or any other committee or subcommittee of the Board which the Board may appoint to administer the Plan). Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of (i) a “non-employee director” within the meaning of Rule 16b-3 and (ii) any other qualifications required by the applicable exchange on which the Common Stock is traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee (except as such functions may be delegated pursuant to Section 1).

“Common Stock” means the Class A common stock of the Company.

“Company” means Humacyte, Inc., a Delaware corporation (or any successor company).

“Compensation” means the amount of base pay, prior to salary reduction (such as pursuant to Sections 125, 132(f) or 401(k) of the Code), but excluding overtime, commissions, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains related to Company stock options or other share-based awards, and similar items. The Administrator shall have the discretion to determine the application of this definition to Participants outside the United States.

“Designated Company” means any present or future Subsidiary or Affiliate that has been designated by the Administrator to participate in the Plan to the extent consistent with Section 423 of the Code. The Administrator may so designate any Subsidiary or Affiliate, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the shareholders. The Administrator may also determine which Subsidiaries, Affiliates or Eligible Employees may be excluded from participation in the Plan, to the extent consistent with Section 423 of the Code.

“Effective Date” has the meaning set forth in Section 21.

“Eligible Employee” has the meaning set forth in Section 3.

“Enrollment Form” means an agreement, which may be electronic, pursuant to which an Eligible Employee may elect to enroll in the Plan, to authorize a new level of payroll deductions, or to stop payroll deductions and withdraw from an Offering.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exercise Date” means the last day of a Purchase Period.

“Fair Market Value of the Common Stock” on any given date means the fair market value of the Common Stock determined in good faith by the Administrator; provided, however, that if the Common Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, the New York Stock Exchange or another national securities exchange, the determination shall be made by reference to the closing price on such date. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

Annex E-8

“Incumbent Board” has the meaning set forth in Section 31(aa).

“Offering” means an offering to Eligible Employees to purchase Common Stock under the Plan. Unless otherwise determined by the Administrator, each Offering under the Plan in which Eligible Employees of one or more Designated Companies may participate may be deemed a separate offering for purposes of Section 423 of the Code, even if the dates of the applicable Offering are identical, and the provisions of the Plan will separately apply to each Offering. The terms of separate Offerings need not be identical provided that all Eligible Employees granted an Option in a particular Offering will have the same rights and privileges, except as otherwise may be permitted by Code Section 423 (or as otherwise provided under the terms of any applicable sub-plan).

“Offering Date” means the first day of an Offering.

“Option” has the meaning set forth in Section 8.

“Option Price” has the meaning set forth in Section 8.

“Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.

“Participant” means an individual who is eligible as determined in Section 3 and who has complied with the provisions of Section 4.

“Plan” means the Humacyte, Inc. 2021 Employee Stock Purchase Plan.

“Purchase Period” means the period of time specified within an Offering beginning on the Offering Date ending on the Exercise Date.

“Reorganization Event” means: (i) any “person” or related “group of persons” (within the meaning of Section 13(d) 3) or 14(d)(2) of the Exchange Act), other than any person who currently owns more than a majority of the Company’s Common Stock, acquiring beneficial ownership (within the meaning of Rule 13d-3 and 13d-5 promulgated under the Exchange Act) of more than 50% of the combined voting power of the then outstanding voting securities of the Company; (ii) a consolidation, merger or similar transaction involving the Company, unless the stockholders of the Company immediately before such consolidation, merger or other transaction own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such consolidation or merger; (iii) individuals who are members of the Board on the date the Plan is approved by the Board (the “Incumbent Board”) ceasing for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of the Plan, be considered as a member of the Incumbent Board; (iv) the sale, lease, exclusive license or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company, other than to an entity of which the stockholders of the Company immediately before such sale, lease, exclusive license or other disposition own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or (v) the liquidation, dissolution or winding up of the Company. For the avoidance of doubt, a transaction will not constitute a Corporate Reorganization Event if: (i) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. For the avoidance of doubt, the consummation of the Transaction shall not be a Reorganization Event for purposes of the Plan.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.

“Transaction” means the transaction contemplated by the Business Combination Agreement, dated as of February 17, 2021, by and among Alpha Healthcare Acquisition Corp., a Delaware corporation, Hunter Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AHAC, and Humacyte, Inc., a Delaware corporation.

Annex E-9

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our amended and restated certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our amended and restated certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our amended and restated certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our amended and restated certificate of incorporation also provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which is conferred by our amended and restated certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation may have or hereafter acquire under law, our amended and restated certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our amended and restated certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in our amended and restated certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have entered into indemnification agreements with each of our officers and directors, a form of which is filed as Exhibit 10.8 to our Registration Statement on Form S-1 that was declared effective by the SEC on September 17, 2020. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Pursuant to the Business Combination Agreement to be filed as Exhibit 2.1 to this Registration Statement, we have agreed to continue to indemnify our current directors and officers and have agreed to the continuation of director and officer liability insurance covering our current directors and officers.

It is anticipated that the board of directors of the Combined Company will, in connection with consummating the Business Combination, approve and direct the Combined Company to enter into customary indemnification agreements with the persons intended to serve as directors and executive officers of the Combined Company following the Business Combination.

Item 21.    Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1*

Business Combination Agreement, dated as of February 17, 2021, by and among Alpha Healthcare Acquisition Corp., Hunter Merger Sub, Inc. and Humacyte, Inc. (attached as Annex A to the proxy statement/prospectus contained in this registration statement).

3.1	Form of Second Amended and Restated Certificate of Alpha Healthcare Acquisition Corp. (attached as Annex C to the proxy statement/prospectus contained in this registration statement).
3.2	Bylaws of Alpha Healthcare Acquisition Corp. (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K of Alpha Healthcare Acquisition Corp., filed on February 16, 2021).
5.1!	Opinion of Goodwin Procter LLP.
8.1!	Tax opinion of Covington & Burling LLP.
10.1!	Form of Lock-up Agreement.
10.2*	Form of Investor Rights and Lock-up Agreement (included in Exhibit 2.1).
10.3!	Form of Subscription Agreement.
10.4*	Form of Sponsor Support Agreement (included in Exhibit 2.1).
10.5	Form of Humacyte Support Agreement (included in Exhibit 2.1).
10.6!	Loan and Security Agreement, dated March 30, 2021, by and among Silicon Valley Bank, SVB Innovation Credit Fund VIII, L.P. and Humacyte, Inc.
10.6.1	First Amendment to Loan and Security Agreement, dated June 30, 2021, by and among Silicon Valley Bank, SVB Innovation Credit Fund VIII, L.P. and Humacyte, Inc.

Exhibit No.	Description
10.6.2!	Warrant to Purchase Common Stock, dated March 30, 2021.
10.6.3!	Warrant to Purchase Common Stock, dated March 30, 2021.
10.7^!	Distribution Agreement, dated June 25, 2018, by and between Fresenius Medical Care Holdings, Inc. and Humacyte, Inc.
10.7.1^!	First Amendment to Distribution Agreement, dated October 2, 2019, by and between Fresenius Medical Care Holdings, Inc. and Humacyte, Inc.
10.7.2^!	Second Amendment to Distribution Agreement, effective as of February 16, 2021, by and between Fresenius Medical Care Holdings, Inc. and Humacyte, Inc.
10.8^!	Exclusive License Agreement, dated February 25, 2014, by and between Yale University and Humacyte, Inc.
10.9^!	Exclusive License Agreement, dated August 13, 2019, by and between Yale University and Humacyte, Inc.
10.10^!	Exclusive License Agreement, dated August 25, 2019, by and between Yale University and Humacyte, Inc.
10.11^!	Exclusive Patent License Agreement, dated March 14, 2006, between Duke University and Humacyte, Inc.
10.11.1^!	First Amendment to Exclusive Patent License Agreement, dated February 25, 2011, between Duke University and Humacyte, Inc.
10.11.2^!	Second Amendment to Exclusive Patent License Agreement, dated April 24, 2014, between Duke University and Humacyte, Inc.
10.11.3^!	Third Amendment to Exclusive Patent License Agreement, dated June 26, 2015, between Duke University and Humacyte, Inc.
10.11.4^!	Fourth Amendment to Exclusive Patent License Agreement, dated January 2, 2018, between Duke University and Humacyte, Inc.
10.11.5^!	Fifth Amendment to Exclusive Patent License Agreement, dated December 31, 2019, between Duke University and Humacyte, Inc.
10.12^!	Supply Agreement, dated January 9, 2014, between SeraCare Life Sciences, Inc. and Humacyte, Inc.
10.12.1^!	First Amendment to Supply Agreement, dated October 12, 2018, between SeraCare Life Sciences, Inc. and Humacyte, Inc.
10.12.2^*!	Second Amendment to Supply Agreement, dated March 24, 2021, between SeraCare Life Sciences, Inc. and Humacyte, Inc.
10.13^*!	Supply Agreement, dated June 1, 2020, between Confluent Medical Technologies and Humacyte, Inc.
10.14+*!	Executive Employment Agreement, dated February 3, 2021, between Laura Niklason, M.D., Ph.D. and Humacyte, Inc.
10.15+*!	Executive Employment Agreement, dated June 19, 2018, between Jeffrey Lawson, M.D. and Humacyte, Inc.
10.15.1+!	Amendment to Executive Employment Agreement, dated February 3, 2021, between Jeffrey Lawson, M.D. and Humacyte, Inc.
10.16+*!	Executive Employment Agreement, dated October 8, 2018, between Douglas Blankenship and Humacyte, Inc.
10.17+*!	Executive Employment Agreement, dated September 13, 2019, between Heather Prichard, Ph.D. and Humacyte, Inc.
10.18+	Humacyte, Inc. 2021 Long-Term Incentive Plan (attached as Annex D to the proxy statement/prospectus included in this registration statement).
10.18.1+!	Form of Stock Option Agreement under Humacyte, Inc. 2021 Long-Term Incentive Plan.
10.19+	Humacyte, Inc. 2021 Employee Stock Purchase Plan (attached as Annex E to the proxy statement/prospectus included in this registration statement).
10.20+!	Humacyte, Inc. 2005 Stock Option Plan.
10.20.1+!	First Amendment of Humacyte, Inc. 2005 Stock Option Plan, dated March 31, 2008.
10.20.2+!	Second Amendment of Humacyte, Inc. 2005 Stock Option Plan, dated October 28, 2011.
10.20.3+!	Third Amendment of Humacyte, Inc. 2005 Stock Option Plan, dated November 22, 2013.
10.20.4+!	Form of Incentive Stock Option Agreement under Humacyte, Inc. 2005 Stock Option Plan.
10.20.5+!	Form of Nonstatutory Stock Option Agreement under Humacyte, Inc. 2005 Stock Option Plan.

Exhibit No.	Description
10.21+!	Humacyte, Inc. 2015 Omnibus Incentive Plan.
10.21.1+!	First Amendment to Humacyte, Inc. 2015 Omnibus Incentive Plan, dated February 23, 2018.
10.21.2+!	Second Amendment to Humacyte, Inc. 2015 Omnibus Incentive Plan, dated June 6, 2018.
10.21.3+!	Form of Incentive Stock Option Agreement under Humacyte, Inc. 2015 Omnibus Incentive Plan.
10.21.4+!	Form of Nonstatutory Stock Option Agreement under Humacyte, Inc. 2015 Omnibus Incentive Plan.
10.22+!	Annual Bonus Plan.
10.23+!	Form of Indemnity Agreement by and between Humacyte, Inc. and each of its directors and executive officers.
10.24!	Lease Agreement, dated December 31, 2015, between ARE-NC Region No. 5, LLC and Humacyte, Inc.
10.24.1!	First Amendment to Lease, dated September 30, 2016, between ARE-NC Region No. 5, LLC and Humacyte, Inc.
10.24.2!	Second Amendment to Lease, dated February 8, 2017, between ARE-NC Region No. 5, LLC and Humacyte, Inc.
10.24.3!	Third Amendment to Lease, dated April 21, 2017, between ARE-NC Region No. 5, LLC and Humacyte, Inc.
10.24.4!	Fourth Amendment to Lease, dated October 31, 2017, between ARE-NC Region No. 5, LLC and Humacyte, Inc.
10.25+!	Severance Agreement and Release, dated May 29, 2021, between Douglas Blankenship and Humacyte, Inc.
10.26+!	Consulting Agreement, dated May 17, 2021, between Douglas Blankenship and Humacyte, Inc.
21.1!	Subsidiaries of Alpha Healthcare Acquisition Corp.
23.1!	Consent of Goodwin Procter LLP (included in Exhibit 5.1).
23.2	Consent of Marcum LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
23.4	Consent of Lake Street Capital Markets, LLC (included in Exhibit 99.2).
23.5!	Consent of Covington & Burling LLP (included in Exhibit 8.1).
24.1!	Power of Attorney (included on signature page).
99.1!	Form of Proxy for Stockholders of Alpha Healthcare Acquisition Corp.
99.2	Opinion of Lake Street Capital Markets, LLC (attached as Annex B to the proxy statement/prospectus contained in this registration statement).
99.3!	Consent of Laura E. Niklason, M.D., Ph.D.
99.4!	Consent of Brady W. Dougan.
99.5!	Consent of Emery N. Brown, M.D., Ph.D.
99.6!	Consent of Kathleen Sebelius.
99.7!	Consent of Max Wallace, J.D.
99.8!	Consent of Susan Windham-Bannister, Ph.D.
99.9!	Consent of Gordon M. Binder
99.10!	Consent of Michael T. Constantino
99.11!	Consent of Jeffrey H. Lawson, M.D., Ph.D.
99.12!	Consent of Todd M. Pope
101	Interactive Data File

____________

*        Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

**      To be filed by amendment.

!         Previously filed.

^        Certain confidential information contained in this exhibit, market by brackets, has been omitted because the information (i) is not material and (ii) would be competitively harmful if disclosed.

+        Management contract or compensatory plan or arrangement.

Item 22.    Undertakings.

(a)      The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 23, 2021.

ALPHA HEALTHCARE ACQUISITION CORP.
By:	/s/ Rajiv Shukla
Name:	Rajiv Shukla
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Rajiv Shukla	Chairman and Chief Executive Officer	July 23, 2021
Rajiv Shukla	(Principal Executive Officer)
/s/ Patrick A. Sturgeon	Chief Financial Officer and Secretary	July 23, 2021
Patrick A. Sturgeon	(Principal Financial and Accounting Officer)
*	Director	July 23, 2021
Terrance L. Carlson
*	Director	July 23, 2021
Brian Robertson
*	Director	July 23, 2021
Bruce A. Springer
*	Director	July 23, 2021
Kevin Xie

* Rajiv Shukla, as attorney-in-fact